As confidentially submitted to the U.S. Securities and Exchange Commission on March 5, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange

Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cubebio Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands	[–]	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

[Principal Executive Offices]

Telephone: [–]

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Maples Corporate Services Limited

PO Box 309, Ugland House.

Grand Cayman, KY1-1104
Cayman Islands

Telephone: [–]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Cubebio Co., Ltd.

(Exact name of Co-Registrant as specified in its charter)

Korea	[–]	[Not Applicable]
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

The Co-Registrant has the following principal executive office:

Cubebio Co., Ltd

8F Shinhan Life Bldg.

Digital-ro 10-gil 9

Geumcheon-gu

Seoul, Korea

The agent for service for the Co-Registrant is:

[–]

Copies of communications to:

Andrew M. Tucker, Esq. Nelson Mullins Riley & Scarborough LLP 101 Constitution Ave, N.W. Suite 900 Washington, DC 20001 Telephone: (202) 689-2800	Mitchell S. Nussbaum, Esq. Ronelle C. Porter, Esq. James A. Prestiano, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Tel: (212) 407-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Business Combination Agreement are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Registrant and Co-Registrant:

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant and the Co-Registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and the Co-Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED FEBRUARY [–], 2025

PROXY STATEMENT FOR THE SPECIAL MEETING OF STOCKHOLDERS OF
MOUNTAIN CREST ACQUISITION CORP. V
AND PROSPECTUS FOR ORDINARY SHARES AND [WARRANTS] OF
Cubebio HOLDINGS LIMITED

Proxy Statement/Prospectus dated [–], 2025

and first mailed to the stockholders of Mountain Crest Acquisition Corp. V on or about [–], 2025

To the stockholders of Mountain Crest Acquisition Corp. V:

You are cordially invited to attend the special meeting of the stockholders (the “Stockholders”) of Mountain Crest Acquisition Corp. V (“Mountain Crest”, “we”, “our”, or “us”), which will be held at [–], on [–], 2025 (the “Special Meeting”) and virtually using the following dial-in information:

The Special Meeting will be held on [–], 2025 at [–]. a.m./p.m. Eastern Time, and virtually using the following dial-in information:

US Toll Free	[ ]
International Toll	[ ]
Participant Passcode	[ ]

We encourage Stockholders to attend the Special Meeting virtually. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Mountain Crest is a blank check company formed under the laws of the State of Delaware for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination (an “initial business combination”) with one or more businesses or entities, which Mountain Crest refers to as a “target business”.

Mountain Crest entered into a business combination agreement, dated as of August 29, 2024, (the “Business Combination Agreement”), with Cubebio Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (“Cubebio”), pursuant to which, subject to the approval and adoption of the Business Combination Agreement by the Stockholders, the following transactions will occur: (i) CHL SPAC Merger Sub, Inc., a Delaware corporation (“SPAC Merger Sub”), and a wholly owned subsidiary of PubCo as defined below, will be merged with and into Mountain Crest with Mountain Crest being the surviving entity (the “SPAC Merger”), and following the SPAC Merger, a direct wholly owned subsidiary of Cubebio Holdings Limited, a Cayman Islands exempted company limited by shares (“PubCo”) and each share of common stock of Mountain Crest (the “Mountain Crest Common Stock”) issued and outstanding prior to the SPAC Merger shall be converted into one share of PubCo (the “PubCo Ordinary Share(s)”), and (ii) all shareholders of Cubebio (the “Cubebio Shareholders”) shall transfer their respective common shares (the “Cubebio Common Share(s)”) to CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Exchange Sub”), in exchange for the right to receive PubCo Ordinary Shares (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination (the “Closing”), PubCo expects the PubCo Ordinary Shares to be listed and traded on The Nasdaq Stock Market (“Nasdaq”).

PubCo was formed on September 24, 2024, SPAC Merger Sub was incorporated on [–], 2025, and Exchange Sub was formed on [–], 2025. On [–], 2025, PubCo, SPAC Merger Sub, and Exchange Sub executed a written joinder agreement (the “Joinder Agreement”) to become parties to the Business Combination Agreement, pursuant to which PubCo, SPAC Merger Sub, and Exchange Sub agreed to be bound by the terms of the original Business Combination Agreement.

At the closing of the SPAC Merger (the “Merger Effective Time”), by virtue of the SPAC Merger, each share of Mountain Crest Common Stock issued and outstanding immediately prior to the Merger Effective Time (except for shares being cancelled pursuant to the Business Combination Agreement) shall be converted into and shall for all purposes represent only the right to receive one issued, fully paid and non-assessable PubCo Ordinary Share. At or immediately before the Closing, by virtue of the Share Swap, the right to each Cubebio Common Share held by Cubebio Shareholders shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable PubCo Ordinary Shares equal to the Cubebio Exchange Ratio, which shall be an amount obtained by dividing (i) the number of PubCo Ordinary Shares equal to the quotient of the $375,000,000 divided by $10.00 by (ii) the aggregate number of Cubebio Common Shares outstanding immediately prior to the Merger Effective Time.

One of the conditions to the obligations of Cubebio to consummate the Closing of the Business Combination is that the initial listing application of PubCo with Nasdaq or any other public stock market or exchange in the United States as may be agreed by Cubebio and Mountain Crest (an “Alternate Exchange”), as applicable, in connection to the contemplated transactions shall have been conditionally approved and, immediately following the Merger Effective Time, PubCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq or an Alternate Exchange, as applicable, and PubCo shall not have received any notice of non-compliance therewith and the additional listing of the PubCo Ordinary Shares shall have been approved by Nasdaq. The terms of the Business Combination Agreement permit that this condition may be waived in writing by Mountain Crest and Cubebio, without recirculation or resolicitation of this registration statement. Stockholders may not have certainty at the time they vote regarding whether PubCo’s securities will be listed on a national securities exchange following the Business Combination.

At the Special Meeting, the Stockholders of Mountain Crest will be asked to consider and vote upon the following proposals:

Proposal 1. Business Combination Agreement Proposal — to consider and vote on a proposal to adopt and approve the business combination agreement, dated as of August 29, 2024, (the “Business Combination Agreement”) as modified by the written joinder agreement, dated [–], 2025 (the “Joinder Agreement”), by and among Mountain Crest Acquisition Corp., V, a Delaware corporation (“Mountain Crest”), Cubebio Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (“Cubebio”), of Cubebio Holdings Limited, a Cayman Islands exempted company limited by shares with registration number [–] (“PubCo”), CHL SPAC Merger Sub, Inc., a Delaware corporation (“SPAC Merger Sub”), and CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Exchange Sub”), to effect Mountain Crest’s merger with and into SPAC Merger Sub, with Mountain Crest being the surviving corporation and subsidiary of PubCo (the “SPAC Merger”) and (ii) all shareholders of Cubebio shall transfer their common shares to Exchange Sub, in exchange for the right to receive PubCo Ordinary Shares (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Mountain Crest refers to this as the “Business Combination Agreement Proposal” or “Proposal No. 1”. A copy of the Business Combination Agreement is attached to the accompanying proxy statement as Annex A;

Proposal 2. Governance Proposal — to consider and vote on a non-binding advisory basis, certain differences between Mountain Crest’s Amended and Restated Certificate of Incorporation, as amended, and PubCo’s Amended and Restated Memorandum and Articles of Association (the “Proposed PubCo Charter”), including, among other things, to change the authorized shares of capital stock from 30,000,000 shares of Mountain Crest Common Stock to 990,000,000 PubCo Ordinary Shares and 10,000,000 PubCo preference shares and to eliminate certain provisions related to Mountain Crest’s status as a blank check company. Mountain Crest refers to this as the “Governance Proposal” or “Proposal No. 2”. A copy of the form of the Proposed PubCo Charter is attached to this proxy statement/ prospectus as Annex B.

Proposal 3. Director Proposal — to consider and vote on a proposal to approve [●], [●] as directors on the PubCo Board. Mountain Crest refers to this as the “Director Proposal” or “Proposal No. 3”.

Proposal 4. PubCo Equity Incentive Plan Proposal — to consider and vote on a proposal to approve PubCo’s Equity Incentive Plan (the “Incentive Plan”). Mountain Crest refers to this as the “Incentive Plan Proposal” or “Proposal No. 4.” A copy of the Incentive Plan is attached to the accompanying proxy statement as Annex C.

Proposal 5. The Adjournment Proposal — to approve a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus. Mountain Crest refers to this as the “Adjournment Proposal” or “Proposal No. 5” and, together with the Business Combination Agreement Proposal, Governance Proposal, Director Proposal, and Incentive Plan Proposal, the “Proposals.”

If the Stockholders of Mountain Crest approve the Business Combination Agreement Proposal, then, immediately prior to the SPAC Merger, all shareholders of Cubebio will transfer their Cubebio Common Shares to Exchange Sub, in exchange for the right to receive PubCo Ordinary Shares in accordance with the SWAP Agreement.

Assuming exercise and conversion of all Mountain Crest securities held by the Initial Stockholders, under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, as of the Closing the Initial Stockholders will own 1,895,300 PubCo Ordinary Shares, representing approximately 4.6%, 4.6%, and 4.4% of the issued PubCo Ordinary Shares, respectively. The PubCo Ordinary Shares issuable to the Initial Stockholders in respect of the Mountain Crest securities held by the Initial Stockholders includes: a) 1,425,000 Founder Shares owned by the Sponsor, (b) 223,000 Private Placement shares (c) 225,000 shares the Sponsor received through the conversion of $900,000 of convertible notes and (d) 223,000 Private Rights automatically converted into 22,300 shares of Mountain Crest common stock upon consummation of the Business Combination..  You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Business Combination Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

The Mountain Crest Units, Mountain Crest Rights, and Mountain Crest Common Stock are currently listed on the Over-the-Counter Market under the symbols “MCAG”, “MCAGR”, and “MCAGU” respectively. Each Mountain Crest Unit consists of one share of Mountain Crest Common Stock and one right to acquire 1/10 of one share of Mountain Crest Common Stock. PubCo intends to apply to list the PubCo Ordinary Shares on Nasdaq under the symbols “[–]” and “[–],” respectively, in connection with the closing of the Business Combination.

Mountain Crest cannot assure you that the PubCo Ordinary Shares will be approved for listing on Nasdaq.

Investing in PubCo securities involves a high degree of risk. See “Risk Factors” beginning on page [34] for a discussion of information that should be considered in connection with an investment in PubCo securities.

As of [–], 2025, there was approximately $[–] in the Mountain Crest trust account of (the “Trust Account”). On [–], 2025, the last sale price of the Mountain Crest Common Stock was $[–].

Following the completion of the Business Combination, the issued and outstanding share capital of PubCo will consist of PubCo Ordinary Shares. The Cubebio Shareholders will beneficially own 37,500,000 of the issued PubCo Ordinary Shares and will be able to exercise 88.2% of the total voting power of the issued and outstanding share capital of PubCo immediately following the completion of the Business Combination, assuming that none of the existing Mountain Crest Stockholders exercise their redemption rights or dissenting rights, as discussed herein.

Pursuant to the Mountain Crest Charter, Mountain Crest is providing its public stockholders with the opportunity to redeem all or a portion of their Mountain Crest Common Stock at a per-share price, payable in cash, equal to the aggregate amount then on deposit in its Trust Account as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then outstanding Mountain Crest Common Stock that were sold as part of the Mountain Units in the IPO, subject to the limitations described herein. Mountain Crest estimates that the per-share price at which the Mountain Crest Common held by the public stockholders may be redeemed from cash held in the Trust Account will be approximately $[–] at the time of the Special Meeting. The Stockholders of Mountain Crest may elect to redeem their shares even if they vote for the Proposals or do not vote at all. Mountain Crest has no specified maximum redemption threshold under the Mountain Crest Charter.

Mountain Crest is providing this proxy statement/prospectus and accompanying proxy card to its Stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. Mountain Crest Global Holdings LLC (the “Sponsor”), which owns approximately [–]% of the outstanding Mountain Crest Common Stock as of, [–], the record date, has agreed to vote its Mountain Crest Ordinary Shares in favor of the Proposals, pursuant to the Sponsor Support Agreement, dated as of [–] by and among the Sponsor, Cubebio, and the Cubebio Shareholders listed therein.

Each stockholder’s vote is very important. Whether or not you plan to attend the Special Meeting in person (including by virtual presence), please submit your proxy card without delay. Stockholders of Mountain Crest may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from voting in person (including by virtual presence) if such stockholder subsequently chooses to attend the Special Meeting. If you are a holder of record and you attend the Special Meeting and wish to vote in person (including by virtual presence), you may withdraw your proxy and vote in person. Assuming that a quorum is present, attending the Special Meeting either in person (including by virtual presence) or by proxy and abstaining from voting and broker non-votes will have no effect on any of the Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the Proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person (including by virtual presence), the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of Stockholders. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person (including by virtual presence), you may withdraw your proxy and vote in person (including by virtual presence).

This proxy statement/prospectus provides you with detailed information about the Business Combination Agreement and other matters to be considered at the Special Meeting. We encourage you to read this entire proxy statement/prospectus, including the annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page [34] of this proxy statement/prospectus.

The Board of Directors (the “Board”) of Mountain Crest has unanimously approved the Business Combination Agreement and the transactions contemplated therein, and unanimously recommends that the Stockholders of Mountain Crest to vote “FOR” approval of each of the Proposals. When you consider the Board’s recommendation of these Proposals, you should keep in mind that directors and officers of Mountain Crest have interests in the Business Combination that may conflict or differ from your interests as a shareholder. See the section titled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Business Combination.”

On behalf of Board, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,

Suying Liu
Chief Executive Officer, Chief Financial Officer, and Chairman
Mountain Crest Acquisition Corp. V

[–], 2025

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Mountain Crest with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact our proxy solicitor, at:

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA 98198

Toll Free: 1-877-870-8565

Collect: 1-206-870-8565

Email: ksmith@advantageproxy.com

If you would like to request documents, please do so no later than one week prior to the meeting date to receive them before the Special Meeting. Please be sure to include your complete name and address in your request. Please see the section titled “Where You Can Find Additional Information” to find out where you can find more information about Mountain Crest, PubCo and Cubebio. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. None of Mountain Crest, PubCo and Cubebio has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

USE OF CERTAIN TERMS

Unless otherwise stated in this proxy statement/prospectus:

●	“Business Combination Agreement” refers to the business combination agreement dated August 29, 2024, entered into between Mountain Crest and Cubebio;

●	“Closing” refers to the closing of the Business Combination;

●	“Closing Date” refers to the date on which the Business Combination is consummated;

●	“Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended;

●	“Cubebio” refers to Cubebio Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea;

●	“Cubebio Common Shares” refers to the ordinary shares, par value $0.0001 per share, of Cubebio as existing as of the date hereof and immediately prior to the Effective Time;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Exchange Sub” refers to CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea

●	“Incentive Plan” refers to PubCo’s Equity Incentive Plan, attached to this proxy statement as Annex C;

●	“Initial Stockholders” refers to all of the shareholders of Mountain Crest immediately prior to the IPO, including the Sponsor and all of the officers and directors of Mountain Crest to the extent they hold shares of Mountain Crest Common Stock;

●	“IFRS” refers to International Financial Reporting Standards as issued by International Accounting Standards Board;

●	“IPO” refers to the initial public offering of units of Mountain Crest consummated on November 16, 2021;

●	“Loeb” refers to Loeb & Loeb LLP;

●	“Merger Effective Time” refers to the closing of the Business Combination;

●	“Mountain Crest Board” or the “Board” refers to the board of directors of Mountain Crest;

●	“Mountain Crest Charter” refers to the memorandum and articles of association of Mountain Crest, as amended and restated from time to time;

●	“Mountain Crest Common Stock” refers to the shares of common stock, par value $0.0001 per share, of Mountain Crest as existing as of the date hereof and immediately prior to the Effective Time;

●	“Nelson Mullins” refers to Nelson Mullins Riley & Scarborough LLP;

●	“PubCo” refers to Cubebio Holdings Limited, a Cayman Islands exempted company limited by shares;

●	“PubCo Board” refers to the board of directors of PubCo;

●	“PubCo Ordinary Shares” refers to the ordinary shares of PubCo, par value $0.001 per share;

●	“PubCo Proposed Charter” refers to the Amended and Restated Memorandum and Articles of Association of PubCo that will be effective as of the closing of the Business Combination;

●	“proxy solicitor” refers to Advantage Proxy, Inc., the proxy solicitor for the Special Meeting to be held by Mountain Crest to approve the transactions contemplated by the Business Combination Agreement;

●	“SEC” or “Securities and Exchange Commission” refers to the U.S. Securities and Exchange Commission;

●	“SPAC Merger Sub” refers to CHL SPAC Merger Sub, Inc., a Delaware corporation, and a wholly owned subsidiary of PubCo;

●	“Sponsor” refers to Mountain Crest Global Holdings LLC, a Delaware limited liability company;

●	“Trust Account” refers to the trust account established pursuant to the Investment Management Trust Agreement dated June 29, 2021, between Mountain Crest and Continental Stock Transfer & Trust Company, as amended

●	“US Dollars,” “USD”, “$,” or “US$” refers to the legal currency of the United States; and

●	“U.S. GAAP” refers to accounting principles generally accepted in the United States.

Mountain Crest Acquisition Corp. V

524 Broadway, 11th Floor New York, NY 10012

Tel: (646) 493-6558

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [–], 2025

TO THE STOCKHOLDERS OF MOUNTAIN CREST ACQUISITION CORP. V:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Mountain Crest Acquisition Corp. V, a Delaware corporation (“Mountain Crest”), will be held at [–] on [–], 2025 at [–]AM/PM Eastern Time (the “Special Meeting”) and virtually using the following dial-in information:

The Special Meeting will be held on [–], 2025 at [–]. a.m./p.m. Eastern Time, and virtually using the following dial-in information:

US Toll Free	[ ]
International Toll	[ ]
Participant Passcode	[ ]

We encourage Stockholders to attend the Special Meeting virtually. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

The Special Meeting will be held for the purposes of considering and voting upon, and if thought fit passing and approving, the following proposals:

Proposal 1. Business Combination Agreement Proposal — to consider and vote on a proposal to adopt and approve the business combination agreement, dated as of August 29, 2024, (the “Business Combination Agreement”) as modified by the written joinder agreement, dated [–], 2025 (the “Joinder Agreement”), by and among Mountain Crest Acquisition Corp., V, a Delaware corporation (“Mountain Crest”), Cubebio Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (“Cubebio”), of Cubebio Holdings Limited, a Cayman Islands exempted company limited by shares with registration number [–] (“PubCo”), CHL SPAC Merger Sub, Inc., a Delaware corporation (“SPAC Merger Sub”), and CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Exchange Sub”), to effect Mountain Crest’s merger with and into SPAC Merger Sub, with Mountain Crest being the surviving corporation and subsidiary of PubCo (the “SPAC Merger”) and (ii) all shareholders of Cubebio shall transfer their common shares to Exchange Sub, in exchange for the right to receive PubCo Ordinary Shares (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Mountain Crest refers to this as the “Business Combination Agreement Proposal” or “Proposal No. 1”. A copy of the Business Combination Agreement is attached to the accompanying proxy statement as Annex A;

Proposal 2. Governance Proposal — to consider and vote on a non-binding advisory basis, certain differences between Mountain Crest’s Amended and Restated Certificate of Incorporation, as amended, and PubCo’s Amended and Restated Memorandum and Articles of Association (the “Proposed PubCo Charter”), including, among other things, to change the authorized shares of capital stock from 30,000,000 shares of Mountain Crest Common Stock to 990,000,000 PubCo Ordinary Shares and 10,000,000 PubCo preference shares and to eliminate certain provisions related to Mountain Crest’s status as a blank check company. Mountain Crest refers to this as the “Governance Proposal” or “Proposal No. 2”. A copy of the form of the Proposed PubCo Charter is attached to this proxy statement/ prospectus as Annex B.

Proposal 3. Director Proposal — to consider and vote on a proposal to approve [●], [●] as directors on the PubCo Board. Mountain Crest refers to this as the “Director Proposal” or “Proposal No. 3”.

Proposal 4. PubCo Equity Incentive Plan Proposal — to consider and vote on a proposal to approve PubCo’s Equity Incentive Plan (the “Incentive Plan”). Mountain Crest refers to this as the “Incentive Plan Proposal” or “Proposal No. 4.” A copy of the Incentive Plan is attached to the accompanying proxy statement as Annex C.

Proposal 5. The Adjournment Proposal — to approve a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus. Mountain Crest refers to this as the “Adjournment Proposal” or “Proposal No. 5” and, together with the Business Combination Agreement Proposal, Governance Proposal, Director Proposal, and Incentive Plan Proposal, the “Proposals.”

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals.” The Business Combination Proposals, the Governance Proposal, the Director Proposal and the Incentive Plan Proposal are all dependent on each other. It is important for you to note that in the event that if all the Proposals are not approved, then Mountain Crest will not consummate the Business Combination. If Mountain Crest does not consummate the Business Combination and fails to complete an initial business combination by November 16, 2025 (the “Combination Period”), or a later date if the Stockholders extend the date by which Mountain Crest has to consummate an initial business combination, Mountain Crest will be required to dissolve and liquidate.

As of [–], 2025, the record date, there were [–] shares of Mountain Crest Common Stock issued and outstanding and entitled to vote. Only stockholders of Mountain Crest who hold shares of record as of the close of business on [–] are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. This proxy statement/prospectus is first being mailed to Mountain Crest Stockholders on or about [–]. Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Mountain Crest Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof.

Assuming that a quorum is present, attending the Special Meeting either in person (including by virtual presence) or by proxy and abstaining from voting will have no effect on any of the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Whether or not you plan to attend the Special Meeting in person (including by virtual presence), please submit your proxy card without delay to the proxy solicitor not later than the time appointed for the Special Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the Special Meeting. If you fail to return your proxy card and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. You may revoke a proxy at any time before it is voted at the Special Meeting by executing and returning a proxy card dated later than the previous one, by attending the Special Meeting in person and casting your vote by ballot or by submitting a written revocation to the proxy solicitor, that is received by the proxy solicitor before we take the vote at the Special Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The Board of Mountain Crest unanimously recommends that you vote “FOR” approval of each of the Proposals.

By order of the Board,

Suying Liu
Chief Executive Officer, Chief Financial Officer, and Chairman
Mountain Crest Acquisition Corp. V

[ ], 2025

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed by PubCo (File No. 333-[–]) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of (i) the PubCo Ordinary Shares to Stockholders of Mountain Crest and (ii) the PubCo Ordinary Shares to the shareholders of Exchange Sub. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Special Meeting at which Stockholders of Mountain Crest will be asked to consider and vote upon the Proposals to approve the Business Combination Agreement Proposal, the Governance Proposal, the Director Proposal, and the Incentive Plan Proposal.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, PubCo will be required to file its Annual Report on Form 20-F with the SEC no later than four months following its fiscal year end. Mountain Crest files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read SEC filings of Mountain Crest, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.report.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact the proxy solicitor at:

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA 98198

Toll Free: 1-877-870-8565

Collect: 1-206-870-8565

Email: ksmith@advantageproxy.com

All information contained in this proxy statement/prospectus relating to Mountain Crest, PubCo, SPAC Merger Sub, and Exchange Sub has been supplied by Mountain Crest, and all such information relating to Cubebio has been supplied by Cubebio. Information provided by either of Mountain Crest or Cubebio does not constitute any representation, estimate or projection of the other party.

Neither Mountain Crest, SPAC Merger Sub, Exchange Sub, or Cubebio has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of PubCo, Mountain Crest and/or Cubebio may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cubebio,” and “Business of Cubebio”. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Mountain Crest and Cubebio, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Mountain Crest and the following:

●	expectations regarding Cubebio’s strategies and future financial performance, including Cubebio’s future business plans or objectives, prospective performance and opportunities and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures;

●	anticipated trends, growth rates, and challenges in the biotech industry in general and the markets in which we operate;

●	Cubebio’s ability to stay in compliance with the South Korean laws and regulations that currently apply or become applicable to its business in its current markets, internationally, ;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

●	the outcome of any legal proceedings that may be instituted against Cubebio, Mountain Crest, and others following announcement of the Business Combination Agreement and the transactions contemplated therein;

●	the inability to complete the Business Combination due to the failure to obtain approval by the stockholders of Mountain Crest;

●	the risk that the Business Combination disrupts current plans and operations of Cubebio as a result of the announcement and consummation of the Business Combination;

●	the ability to recognize the anticipated benefits of the Business Combination;

●	unexpected costs related to the Business Combination;

●	the amount of any redemptions by existing holders of Mountain Crest Common Stock being greater than expected;

●	the management and board composition of PubCo following the Business Combination;

●	the ability to list PubCo’s securities on Nasdaq or an Alternate Exchange;

●	limited liquidity and trading of Mountain Crest’s and PubCo’s securities;

●	geopolitical risk and changes in applicable laws or regulations;

●	the possibility that Cubebio, PubCo and/or Mountain Crest may be adversely affected by other economic, business, and/or competitive factors;

●	operational risk;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Cubebio’s resources

●	fluctuations in exchange rates between the foreign currencies in which Cubebio typically does business and the United States dollar; and

●	the risks that the consummation of the Business Combination is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of Mountain Crest, Cubebio and PubCo prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to Cubebio, Mountain Crest, PubCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, PubCo, Cubebio and Mountain Crest undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING

Q:	What is the purpose of this document?

A:	Mountain Crest is proposing to consummate the Business Combination. The Business Combination consists of the SPAC Merger, the Share Swap and the issuance of shares related thereto, each of which is described in this proxy statement/prospectus. In addition, the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the Special Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Proposals will each require the affirmative vote of the holders of a majority of the issued and outstanding Mountain Crest Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Moreover, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 20% of the Mountain Crest Common Stock.

Q:	What is being voted on at the Special Meeting?

A:	Below are the Proposals that the Stockholders of Mountain Crest are being asked to vote on:

●	The Business Combination Agreement Proposal to approve the Business Combination Agreement by Mountain Crest, Cubebio, PubCo, Exchange Sub, and SPAC Merger Sub;

●

The Governance Proposal, to consider and vote on a non-binding advisory basis, certain differences between Mountain Crest’s Amended and Restated Certificate of Incorporation, as amended, and PubCo’s Amended and Restated Memorandum and Articles of Association (the “Proposed PubCo Charter”);

●	The Director Proposal, to consider and vote on a proposal to approve directors on the PubCo Board;

●	The Incentive Plan Proposal, to approve PubCo’s Incentive Plan; and

●	The Adjournment Proposal, to approve the adjournment of the Special Meeting in the event that Mountain Crest does not receive the requisite stockholder vote to approve the above Proposals.

Approval of each of the Proposals requires the affirmative vote of the holders of a majority of the issued and outstanding Mountain Crest Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Pursuant to the Business Combination Agreement, there is no minimum cash requirement for the Trust Account in order to complete the Business Combination.

As of the record date, 1,895,300 shares held by the Initial Stockholders, including the Sponsor and all of the officers and directors of Mountain Crest to the extent they hold shares of Mountain Crest Common Stock, or approximately 4.5% of the outstanding shares of Mountain Crest Common Stock, would be voted in favor of each of the Proposals.

Q:	Are any of the Proposals conditioned on one another?

A.	Yes, the Business Combination Agreement Proposal, the Governance Proposal, the Director Proposal and the Incentive Plan Proposal are all dependent on each other. It is important for you to note that in the event that all the Proposal are not approved, Mountain Crest will not consummate the Business Combination. If Mountain Crest does not consummate the Business Combination and fails to complete an initial business combination by the Combination Period, or a later date if the Stockholders extend the date by which Mountain Crest has to consummate an initial business combination, Mountain Crest will be required to dissolve and liquidate.

Q:	Do any of the directors or officers of Mountain Crest have interests that may conflict with my interests with respect to the Business Combination?

A.	Directors and officers of Mountain Crests may have interests in the Business Combination that are different from your interests as a Stockholder. The following table sets forth information regarding directors and officers of Mountain Crest and the Sponsor’s beneficial interests in securities of Mountain Crest as at [–], 2024:

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
Suying Liu	2,165,800	69.99%
Nelson Haight	2,400	*
Todd T. Milbourn	2,400	*
Wenhua Zhang	2,400	*
All directors and executive officers as a group (4 individuals)	2,173,000	70.23%
Mountain Crest Global Holdings LLC(2)	2,165,800	69.99%

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Mountain Crest Acquisition Corp. V, 524 Broadway, 11th Floor, New York, NY 10012.
(2)	Suying Liu has voting and dispositive power over the shares owned by the Sponsor.

Q:	What is the consideration to be paid under the Business Combination Agreement and what will Cubebio Shareholders receive in return for the Business Combination?

A:	At the Merger Effective Time, by virtue of the SPAC Merger, each share of Mountain Crest Common Stock issued and outstanding immediately prior to the Merger Effective Time (except for shares being cancelled pursuant to the Business Combination Agreement) shall be converted into and shall for all purposes represent only the right to receive one issued, fully paid and non-assessable PubCo Ordinary Share. At or immediately before the Closing, by virtue of the Share Swap, the right to each Cubebio Common Share held by Cubebio Shareholders shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable PubCo Ordinary Shares equal to the Cubebio Exchange Ratio, which shall be an amount obtained by dividing (i) the number of PubCo Ordinary Shares equal to the quotient of the $375,000,000 divided by $10.00 by (ii) the aggregate number of Cubebio Common Shares, the number of Cubebio Common Shares subject to such Cubebio options and the number of Cubebio Common Shares subject to such Cubebio warrants outstanding immediately prior to the Merger Effective Time. If based on the Cubebio’s audited financial statements for the fiscal year ending December 31, 2026, Cubebio shall have revenues during such fiscal year as reported on such financial statements equal to or greater than $42,700,000 (USD) (the “Revenue Threshold”), then PubCo shall issue as promptly as practicable to each Earnout Recipient, as defined in the BCA, such number of PubCo Ordinary Shares equal to such Earnout Recipient’s Earnout Pro Rata Portion, as defined in the BCA, of 24,500,000 PubCo Ordinary Shares (the “Earnout Shares”). Until properly issued, no Company Shareholder shall have any rights to the Earnout Shares, including voting rights or rights to dividends, interest payments or other distributions of any kind made in respect of the Earnout Shares. In the event that the Revenue Threshold is not achieved, none of the Earnout Shares shall be issued and no party shall have any claim to any Earnout Shares not issued.

Q:	When and where is the Special Meeting?

A:	The Special Meeting will take place at [–] on [–], 2025, and virtually in a virtual meeting format using the following dial-in information. Stockholders are encouraged to attend the Special Meeting virtually:

The Special Meeting will be held on [–], 2025 at [–]. a.m./p.m. Eastern Time, and virtually using the following dial-in information:

US Toll Free	[ ]
International Toll	[ ]
Participant Passcode	[ ]

We encourage Stockholders to attend the Special Meeting virtually. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with internet connectivity.

Q:	Who may vote at the Special Meeting?

A:	Only holders of record of shares of Mountain Crest Common Stock as of the close of business on [–], 2025 (the record date) may vote at the Special Meeting. As of [–], 2025, there were [–] shares of Mountain Crest Common Stock outstanding and entitled to vote. Please see the section titled “The Special Meeting of Stockholders of Mountain Crest — Record Date; Who is Entitled to Vote” for further information.

Q:	What is the quorum requirement for the Special Meeting?

A:	Stockholders representing a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting must be present in person or represented by proxy in order to hold the Special Meeting and conduct business. This is called a quorum. Mountain Crest Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the Special Meeting will be adjourned to the next business day at the same time and place or to such other time and place as the directors may determine.

Q:	What vote is required to approve the Proposals?

A:	Approval of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Mountain Crest Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Abstaining from voting or failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have the same effect as voting “AGAINST” the Business Combination Agreement Proposal, the Governance Proposal, the Director Proposal, and the Incentive Plan Proposal; however, abstaining from voting or failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on the Adjournment Proposal.

Q:	How will the Initial Stockholders vote?

A:	The Initial Stockholders, who as of the record date, owned 1,895,300 shares of Mountain Crest Common Stock, or approximately 4.5% of the issued and outstanding shares of Mountain Crest Common Stock, have agreed to vote their respective shares acquired by them prior to the IPO in favor of the Proposals. The Initial Stockholders have also agreed that they will vote any shares they purchase in the open market in or after the IPO in favor of each of the Proposals.

Q:	What do I need to do now?

A:	We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as a Stockholder of Mountain Crest. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	Do I need to attend the Special Meeting to vote my shares?

A:	No. You are invited to attend the Special Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your Mountain Crest Common Stock. Instead, you may submit your proxy by signing, dating, and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. Mountain Crest encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:	Am I required to vote against the Proposals in order to have my shares of Mountain Crest Common Stock redeemed?

A:	No. You are not required to vote against the Proposals in order to have the right to demand that Mountain Crest redeem your shares of Mountain Crest Common Stock for cash equal to your pro rata share of the aggregate amount then on deposit in the trust account (including interest earned on your pro rata portion of the trust account, net of taxes payable) before payment of deferred underwriting commissions. These redemption rights in respect of the Mountain Crest Common Stock are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of Mountain Crest Common Stock electing to exercise their redemption rights will not be entitled to receive such payments and their Mountain Crest Common Stock will be returned to them.

Q:	How do I exercise my redemption rights?

A:	If you are a public stockholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [–] (two business days before the Special Meeting), that Mountain Crest redeem your shares for cash, and (ii) submit your request in writing to Mountain Crest’s transfer agent, at the address listed at the end of this section and deliver your shares to Mountain Crest’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Special Meeting.

Any corrected or changed written demand of redemption rights must be received by Mountain Crest’s transfer agent two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Mountain Crest Common Stock as of the record date. Any public stockholder who holds Mountain Crest Common Stock on or before [–] (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004

Attn. Mark Zimkind

E-mail: spacredemptions@continentalstock.com

Q:	How can I vote?

A:	If you were a holder of record of Mountain Crest Common Stock on [–], the record date for the Special Meeting, you may vote with respect to the Proposals in person at the Special Meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on [–], in accordance with the instructions provided to you under the section titled “The Special Meeting.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:	No. Your broker, bank or nominee cannot vote your Mountain Crest Common Stock with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Mountain Crest believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your Mountain Crest Common Stock without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your Mountain Crest Common Stock; this indication that a bank, broker or nominee is not voting your Mountain Crest Common Stock is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your Mountain Crest Common Stock only if you provide instructions on how to vote. You should instruct your broker to vote your Mountain Crest Common Stock in accordance with directions you provide.

Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:	Mountain Crest will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Special Meeting of Mountain Crest Stockholders. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal.

Q:	What happens if I sell my Mountain Crest Common Stock before the Special Meeting?

A:	The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your Mountain Crest Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Special Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only Mountain Crest’s Stockholders at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

Q:	Will I experience dilution as a result of the Business Combination?

A:	The following summarizes the pro forma shares of PubCo ordinary shares issued and outstanding immediately after the Business Combination, presented under the five scenarios listed below:

	No Additional Redemptions			25% Redemptions			50% Redemptions			75% Redemptions			Maximum Redemptions
	Shares		%	Shares		%	Shares		%	Shares		%	Shares		%
Cubebio shareholders(1)		37,800,000	89.6%		37,800,000	89.7%		37,800,000	89.7%		37,800,000	89.8%		37,800,000	89.9%
Mountain Crest public shareholders(2)		791,104	1.9%		765,828	1.8%		740,552	1.8%		715,276	1.7%		690,000	1.6%
Initial Stockholders(3)		1,895,300	4.5%		1,895,300	4.5%		1,895,300	4.5%		1,895,300	4.5%		1,895,300	4.5%
Representative Shares		177,900	0.4%		177,900	0.4%		177,900	0.4%		177,900	0.4%		177,900	0.4%
Advisory Shares(4)		1,518,750	3.6%		1,518,750	3.6%		1,518,750	3.6%		1,518,750	3.6%		1,518,750	3.6%
Total Shares outstanding at Closing, not reflecting potential sources of dilution		42,183,054	100%		42,157,778	100%		42,132,502	100%		42,107,226	100%		42,081,950	100%

Total Shares outstanding at Closing, not reflecting potential sources of dilution(5)		42,183,054	51.2%		42,157,778	51.1%		42,132,502	51.1%		42,107,226	51.1%		42,081,950	51.0%
Total Pro Forma Equity at Closing	₩	453,639		₩	55,364		₩	(342,911)		₩	(741,186)		₩	(1,139,460)
Per Share Pro Forma Book Value of Shares outstanding at Closing(5)	₩	0.01		₩	-		₩	(0.01)		₩	(0.02)		₩	(0.03)

(1)	Includes 37,500,000 PubCo shares to be issued upon consummation of the Business Combination and 300,000 Mountain Crest shares to be purchased by Cubebio.
(2)	Includes 6,900,000 public shares less 4,965,892 shares redeemed December 2022, 1,405,134 shares redeemed May 2023, 9,653 shares redeemed August 2023, 418,217 shares redeemed November 2024 plus 6,900,000 Public Rights automatically converted into 690,000 shares of Mountain Crest common stock upon consummation of the Business Combination.
(3)	Includes (a) 1,425,000 Founder Shares owned by the Sponsor, (b) 223,000 Private Placement shares (c) 225,000 shares the Sponsor received through the conversion of $900,000 of convertible notes and (d) 223,000 Private Rights automatically converted into 22,300 shares of Mountain Crest common stock upon consummation of the Business Combination.
(4)	Includes 450,000 shares issued to Mountain Crest service providers and 1,068,750 shares to be issued to Global Fund LLC related to the success fee payment.
(5)	The per share pro forma book value of the shares is calculated as pro forma equity / pro forma shares.

	No Additional Redemptions			25% Redemptions			50% Redemptions			75% Redemptions			Maximum Redemptions
	Shares		%	Shares		%	Shares		%	Shares		%	Shares		%
Cubebio shareholders(1)		37,800,000	89.6%		37,800,000	89.7%		37,800,000	89.6%		37,800,000	89.8%		37,800,000	89.9%
Mountain Crest public shareholders(2)		791,104	1.9%		765,828	1.8%		740,552	1.8%		715,276	1.7%		690,000	1.6%
Initial Stockholders(3)		1,895,300	4.5%		1,895,300	4.5%		1,895,300	4.5%		1,895,300	4.5%		1,895,300	4.5%
Representative Shares		177,900	0.4%		177,900	0.4%		177,900	0.4%		177,900	0.4%		177,900	0.4%
Advisory Shares(4)		1,518,750	3.6%		1,518,750	3.6%		1,518,750	3.6%		1,518,750	3.6%		1,518,750	3.6%
Total Shares outstanding at Closing, not reflecting potential sources of dilution		42,183,054	100%		42,157,778	100%		42,132,502	100%		42,107,226	100%		42,081,950	100%

Total Shares outstanding at Closing, not reflecting potential sources of dilution(5)		42,183,054	51.2%		42,157,778	51.1%		42,132,502	51.1%		42,107,226	51.1%		42,081,950	51.0%
Potential sources of dilution:
Shares underlying Cubebio stock options		2,460,160	3.0%		2,460,160	3.0%		2,460,160	3.0%		2,460,160	3.0%		2,460,160	3.0%
Shares underlying Cubebio Warrants		13,257,001	16.2%		13,257,001	16.1%		13,257,001	16.1%		13,257,001	16.1%		13,257,001	16.1%
Earnout shares		24,500,000	29.6%		24,500,000	29.8%		24,500,000	29.8%		24,500,000	29.8%		24,500,000	29.9%
Total Shares outstanding at Closing		82,400,215	100%		82,374,939	100%		82,349,663	100%		82,324,387	100%		82,299,111	100%
Total Pro Forma Equity at Closing	₩	453,639		₩	55,364		₩	(342,911)		₩	(741,186)		₩	(1,139,460)
Per Share Pro Forma Book Value of Shares outstanding at Closing(5)	₩	0.01		₩	-		₩	-		₩	(0.01)		₩	(0.01)

(1)	Includes 37,500,000 PubCo shares to be issued upon consummation of the Business Combination and 300,000 Mountain Crest shares to be purchased by Cubebio.
(2)	Includes 6,900,000 public shares less 4,965,892 shares redeemed December 2022, 1,405,134 shares redeemed May 2023, 9,653 shares redeemed August 2023, 418,217 shares redeemed November 2024 plus 6,900,000 Public Rights automatically converted into 690,000 shares of Mountain Crest common stock upon consummation of the Business Combination.
(3)	Includes (a) 1,425,000 Founder Shares owned by the Sponsor, (b) 223,000 Private Placement shares (c) 225,000 shares the Sponsor received through the conversion of $900,000 of convertible notes and (d) 223,000 Private Placement shares plus 223,000 Private Rights automatically converted into 22,300 shares of Mountain Crest common stock upon consummation of the Business Combination.
(4)	Includes 450,000 shares issued to Mountain Crest service providers and 1,068,750 shares to be issued to Global Fund LLC related to the success fee payment.
(5)	The per share pro forma book value of the shares is calculated as pro forma equity / pro forma shares.

Q:	Is the consummation of the Business Combination subject to any conditions?

A:	Yes. The obligations of each of Mountain Crest, Cubebio, PubCo, SPAC Merger Sub, and Exchange Sub to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Business Combination Agreement” in this proxy statement/prospectus.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Special Meeting in person (including by virtual presence) and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Special Meeting. If you hold your Mountain Crest Common Stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA 98198

Toll Free: 1-877-870-8565

Collect: 1-206-870-8565

Email: ksmith@advantageproxy.com

Q:	Should I send my stock certificates now?

A:	Yes. Mountain Crest Stockholders who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Special Meeting. Please see the section titled “The Special Meeting of Stockholders of Mountain Crest — Redemption Rights” for the procedures to be followed if you wish to redeem your ordinary shares for cash.

Q:	When is the Business Combination expected to occur?

A:	Assuming the requisite stockholder approvals are received, Mountain Crest expects that the Business Combination will occur as soon as practicable following the Special Meeting.

Q:	Who will manage PubCo?

A:	PubCo will be managed by its Board of Directors. [-] shall be the members of the Board of Directors of PubCo. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:	Is there a deadline for the Business Combination to occur? What happens if the Business Combination is not consummated?

A:	Yes, if Mountain Crest does not consummate an initial business combination by the Combination Period, or a later date if the Stockholders extend the date by which Mountain Crest has to consummate an initial business combination, Mountain Crest will be required to dissolve and liquidate. Following dissolution, Mountain Crest will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of Mountain Crest Common Stock who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each share of Mountain Crest Common Stock would be paid at liquidation would be approximately $[–] per share for stockholders based on amounts on deposit in the Trust Account as of [–], 2025. The closing price of Mountain Crest Common Stock on the Over-the-Counter Market as of [–], 2025 was $[–].

If the Business Combination is not consummated, Mountain Crest may seek another suitable target business to consummate its initial business combination.

Q:	What happens to the funds deposited in the Trust Account following the Business Combination?

A:	Following the closing of the Business Combination, holders of Mountain Crest Common Stock exercising redemption rights will receive their per share redemption price out of the funds in the trust account. The balance of the funds will be released to PubCo and utilized to fund working capital needs of PubCo. As of [–], 2025, there was approximately $[–] in the Trust Account. Mountain Crest estimates that approximately $[–] per outstanding share issued in the IPO will be paid to the public investors exercising their redemption rights, subject to reduction for the payment of taxes. Any funds remaining in the trust account after such uses will be used for future working capital and other corporate purposes of PubCo.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?[8]

A:	In the event that a U.S. Holder elects to redeem its Mountain Crest Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the Mountain Crest Common Stock under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale or exchange of the Mountain Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the Mountain Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Mountain Crest Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

See the section titled “Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights to U.S. Holders” for a more detailed discussion of the U.S. federal income tax consequences of a U.S. Holder electing to redeem its Mountain Crest Common Stock for cash.

Q:	Will holders of Mountain Crest Units, Mountain Crest Rights or Mountain Crest Common Stock be subject to U.S. federal income tax on the PubCo Ordinary Shares received in the Business Combination?

A:	Subject to the limitations and qualifications described in the section of this proxy statement/prospectus titled “Material U.S. Federal Income Tax Consequences – Material U.S. Federal Income Tax Consequences of the Business Combination,” the parties to the Business Combination intend that the Business Combination qualify as a tax-free exchange pursuant to Section 351 of the Code for U.S. federal income tax purposes. The requirements for tax-free treatment are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are beyond Mountain Crest and PubCo’s control. To the extent the Business Combination does not so qualify, it could result in the imposition of substantial taxes to the holders of Mountain Crest Common Stock and Mountain Crest Rights.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

Additionally, if U.S. Holders of Mountain Crest Rights were to be treated for U.S. federal income tax purposes as receiving PubCo Ordinary Shares in discharge of Mountain Crest’s obligations under the Mountain Crest Rights (instead of as receiving such PubCo Ordinary Shares in exchange for transferring the Mountain Crest Rights to PubCo), the Business Combination would generally be a fully taxable transaction for U.S. federal tax purposes with respect to the Mountain Crest Rights. Due to the absence of authority on the U.S. federal income tax treatment of the Mountain Crest Rights, there can be no assurance on the characterization of the Mountain Crest Rights that would be adopted by the IRS or a court of law. Accordingly, U.S. Holders of Mountain Crest Rights are urged to consult with their tax advisors regarding the treatment of their Mountain Crest Rights in connection with the Business Combination.

If the Business Combination qualifies as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code described above are satisfied, and subject to the discussion above regarding Mountain Crest Rights, a U.S. holder that exchanges its Mountain Crest securities in the Business Combination for PubCo Ordinary Shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the PubCo Ordinary Shares received in the Business Combination by a U.S. holder should be equal to the adjusted tax basis of the Mountain Crest securities surrendered in the Business Combination in exchange therefor. The holding period of the PubCo Ordinary Shares should include the holding period of the Mountain Crest securities surrendered in the Business Combination in exchange therefor.

If the Business Combination does not qualify as a tax-free exchange, then a U.S. Holder that exchanges its Mountain Crest Common Stock or Mountain Crest Rights, as applicable, for PubCo Ordinary Shares pursuant to the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the Mountain Crest Common Stock or Mountain Crest Rights exchanged.

The tax consequences of the Business Combination are complex and will depend on your particular circumstances. For a more detailed discussion of certain U.S. federal income tax consequences of the Business Combination, see the section titled “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Business Combination” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact our proxy solicitor at:

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA 98198

Toll Free: 1-877-870-8565

Collect: 1-206-870-8565

Email: ksmith@advantageproxy.com

You may also obtain additional information about Mountain Crest from documents filed with the SEC by the following instructions in the section titled “Where You Can Find Additional Information.”

DELIVERY OF DOCUMENTS TO STOCKHOLDERS OF MOUNTAIN CREST

Pursuant to the rules of the SEC, Mountain Crest and vendors that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus, unless Mountain Crest has received contrary instructions from one or more of such stockholders. Upon written or oral request, Mountain Crest will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request that Mountain Crest deliver single copies of this proxy statement/prospectus in the future. Stockholders may notify Mountain Crest of their requests by contacting the proxy solicitor as follows:

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA 98198

Toll Free: 1-877-870-8565

Collect: 1-206-870-8565

Email: ksmith@advantageproxy.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Business Combination Agreement attached as Annex A and the PubCo Charter attached as Annex B and the PubCo Equity Incentive Plan attached as Annex C. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by shareholders of Mountain Crest.

The Parties to the Business Combination

Mountain Crest Acquisition Corp. V

Mountain Crest Acquisition Corp. V (the “Mountain Crest”) is a blank check company that was incorporated in Delaware on April 8, 2021. Mountain Crest was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses (the “Initial Business Combination”). Mountain Crest is an early stage and emerging growth company and, as such, it is subject to all of the risks associated with early stage and emerging growth companies.

Cubebio Co., Ltd.

We are a healthcare company focused on saving lives and improving health by pioneering new technologies for early cancer detection. As a company, we have developed accurate, non-invasive, patient-friendly screening tests called CEED-Novus and CEED-Novus P for the early detection of pancreatic and six other types of cancer.

Cubebio Holdings Limited

PubCo is an exempted company incorporated under the laws of the Cayman Islands with limited liability on September 24, 2024, for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of Mountain Crest following the Business Combination.

CHL SPAC Merger Sub, Inc.

SPAC Merger Sub is a wholly owned, direct subsidiary of PubCo, incorporated under the laws of the State of Delaware, for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by Mountain Crest, pursuant to the SPAC Merger.

CHL Korea Exchange Sub. Ltd.

Exchange Sub is a wholly owned, direct subsidiary of PubCo, organized under the laws of the Republic of Korea, for the purpose of effective the Business Combination and to serve as the vehicle to effectuate the Share Swap.

The Business Combination and the Business Combination Agreement

The Business Combination Agreement was entered into by and between Mountain Crest and Cubebio on August 29, 2024. PubCo, SPAC Merger Sub, and Exchange Sub executed a joinder agreement (the “Joinder Agreement”) with Mountain Crest and Cubebio dated [–], 2025, pursuant to which PubCo, SPAC Merger Sub, and Exchange Sub agreed to be bound by the terms of the Business Combination Agreement.

Pursuant to the terms of the Business Combination Agreement, the Business Combination will be completed through a two-step process consisting of the SPAC Merger and the Share Swap.

The SPAC Merger

SPAC Merger Sub will be merged with and into Mountain Crest with Mountain Crest being the surviving entity and a direct wholly owned subsidiary of PubCo and each share of Mountain Crest Common Stock issued and outstanding prior to the SPAC Merger shall be converted into one PubCo Ordinary Share.

The Share Swap

All Cubebio Shareholders shall transfer their respective Cubebio Common Shares to Exchange Sub, in exchange for the right to receive PubCo Ordinary Shares.

Following the Closing, PubCo expects the PubCo Ordinary Shares to be listed and traded on Nasdaq. For more information about the Business Combination, please see the sections titled “Proposal No. 1: — The Business Combination Agreement Proposal”. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Post-Business Combination Structure and Impact on the Public Float

The following chart illustrates the corporate structure of PubCo and its subsidiaries pre and post-business combination.

PRE-CLOSING

CLOSING TRANSACTIONS

CubeBio Co., Ltd.
(Korea Corporation)
CHL Korea Exchange Sub, Ltd.
(Korea Corporation)
2a. Transfer respective CubeBio Co., Ltd. Common Shares
2b. Receive CubeBio Holdings Limited Shares held by CHL Korea Exchange Sub, Ltd.
Company Shareholders
3. Transfer all CubeBio Co., Ltd. Common Shares to CubeBio Holdings Limited
1. Issue CubeBio Holdings Limited Ordinary Shares
CubeBio Holdings Limited
(Cayman Islands Company)

POST- CLOSING

The ownership percentages do not take into account the shareholder structure of PubCo, as the ownership percentage retained by our public stockholders following the Business Combination will be different depending on the redemption rights exercised by the public stockholders. For more information, please see “Unaudited Pro Forma Condensed Combined Financial Information - Basis of Pro Forma Presentation.”

Management and Board of Directors Following the Business Combination

Effective as of the closing of the Business Combination, the board of directors of PubCo will consist of [–] members, [–] of whom shall be independent directors under Nasdaq rules. Cubebio shall have the right, but not the obligation, to designate, or cause to be designated, [–] directors to serve as a director of PubCo. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

Other Documents Related to the Business Combination

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, the Sponsor executed and delivered to Cubebio a support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to, among other things, votes its shares of Mountain Crest Common Stock in favor of the Proposals and not redeem any of its shares of Mountain Crest Common Stock.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which was filed as Exhibit 10.1 to the Current Report of Mountain Crest on Form 8-K, filed with the SEC on August 30, 2024, and is incorporated herein by reference.

Company Shareholder Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, certain Cubebio Shareholders entered into a support agreement (the “Company Support Agreement”), pursuant to which such Cubebio Shareholders agreed to, among other things, vote their Cubebio Common Shares in favor of the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby, including the Share Swap.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which was filed as Exhibit 10.2 to the Current Report of Mountain Crest on Form 8-K, filed with the SEC on August 30, 2024, and is incorporated herein by reference.

Lock-Up Agreements

At the Closing, PubCo, the Sponsor, and Cubebio’s Shareholders will execute lock-up agreements (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements, [the Sponsor and Cubebio’s Shareholders] will, subject to certain customary exceptions, agree not to (i) sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, PubCo Ordinary Shares held by them (the “Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, whether any of these transactions are to be settled by delivery of any such Lock-Up Shares, in cash or otherwise, or (iv) publicly disclose any intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined in the Exchange Act) with respect to any security of PubCo, until the date that is [–] after the date of the Closing Date (the “Lock-Up Period”), subject to the following:

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements.

Registration Rights Agreements

At the Closing, PubCo, the Sponsor, and certain Cubebio’s Shareholders will enter into a registration rights agreement (the “Registration Rights Agreement”) with respect to certain shares, units, private units (and the private shares and private warrants) to the extent they own at the closing. The Registration Rights Agreement will provide certain demand registration rights and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement.

Redemption Rights

Pursuant to the Mountain Crest Charter, public stockholders of Mountain Crest may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding Public Shares. As of [–], 2025, this would have amounted to approximately $[–] per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(x) hold public Mountain Crest Common Stock or (y) hold public Mountain Crest Common Stock through Mountain Crest units and you elect to separate your Mountain Crest units into the underlying public Mountain Crest Common Stock prior to exercising your redemption rights with respect to the public Mountain Crest Common Stock; and

(ii)	(x) prior to 5:00 p.m., Eastern Time, on [–], 2025, (a) submit a written request to the transfer agent that Mountain Crest redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC

Holders of outstanding Mountain Crest units must separate the underlying Mountain Crest Common Stock prior to exercising redemption rights with respect to the Mountain Crest Common Stock. If Mountain Crest units are registered in a holder’s own name, the holder must deliver the certificate for its Mountain Crest units to the transfer agent with written instructions to separate the Mountain Crest units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the Mountain Crest Common Stock from the Mountain Crest units.

If a broker, dealer, commercial bank, trust company or other nominee holds Mountain Crest units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s Mountain Crest units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of Mountain Crest units to be separated and the nominee holding such Mountain Crest units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant Mountain Crest units and a deposit of an equal number of shares of Mountain Crest Common Stock. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the Mountain Crest Common Stock from the Mountain Crest units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their Mountain Crest Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Any request for redemption, once made, may be withdrawn at any time up to two business days immediately preceding the Special Meeting. Furthermore, if a stockholder delivered his or her certificate for redemption and subsequently decided prior to the date immediately preceding the Special Meeting not to elect redemption, such shareholder may simply request that the transfer agent return the certificate (physically or electronically).

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or hers or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Mountain Crest Common Stock.

If a holder exercises his or her redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of the post-Business Combination company. Such a holder will be entitled to receive cash for his or her public shares only by properly demanding redemption and delivering such shares (either physically or electronically) to our transfer agent in accordance with the procedures described herein. Please see the section titled “The Special Meeting of Stockholders of Mountain Crest — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

A redemption payment will only be made in the event that the Business Combination is consummated. If the Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Mountain Crest will promptly return the share certificates to the public stockholder.

The Proposals

At the Special Meeting, the stockholders of Mountain Crest will be asked to vote on the following:

●	The Business Combination Agreement Proposal;

●	The Governance Proposal;

●	The Director Proposal;

●	The Incentive Plan Proposal; and

●	The Adjournment Proposal

Please see the sections titled “The Special Meeting of Stockholders of Mountain Crest” on page [89] for more information on the foregoing Proposals.

Voting Securities, Record Date

As of [–], 2025, there were [–] shares of Mountain Crest Common Stock issued and outstanding. Stockholders of Mountain Crest who hold Mountain Crest Common Stock of record as of the close of business on [–], 2025 are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. Approval of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Mountain Crest Common Stock present and entitled to vote at the Special Meeting.

As of [–], 2025, the Initial Stockholders collectively owned and were entitled to vote [–] shares of Mountain Crest Common Stock, or approximately [–] of the outstanding shares of Mountain Crest Common Stock. With respect to the Business Combination, the Initial Stockholders who own approximately [–]% of the outstanding shares of Mountain Crest Common Stock as of the record date, have agreed to vote their Mountain Crest Common Stock in favor of the Proposals.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS 2. Under this method of accounting, Mountain Crest will be treated as the “acquired” company for financial reporting purposes, and Cubebio will be the accounting “acquirer”. This determination was primarily based on the assumption that:

●	Cubebio’s current shareholders will hold a majority of the voting power of PubCo post Business Combination;

●	Effective upon the Business Combination, Cubebio will appoint all members of the post-combination Board, subject to Mountain Crest’s reasonable approval;

●	Cubebio’s operations will substantially comprise the ongoing operations of PubCo;

●	Cubebio is the larger entity in terms of substantive operations and employee base; and

●	Cubebio’s senior management will comprise the majority of the senior management of PubCo.

Another determining factor was that Mountain Crest does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of Mountain Crest will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of shares issued to Mountain Crest over the fair value of Mountain Crest’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Foreign Private Issuer

PubCo will be a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, PubCo’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, PubCo will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenues for the last fiscal year, PubCo qualifies as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, PubCo will be able to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of its internal control over financial reporting. Under the JOBS Act, PubCo also does not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so.

PubCo will remain an emerging growth company until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the closing of the Business Combination; (3) the date on which PubCo has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which PubCo is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if PubCo has been a public company for at least 12 months and the market value of its PubCo Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter. Once PubCo ceases to be an emerging growth company, it will not be entitled to the exemptions provided in the JOBS Act discussed above.

Regulatory Approvals

Pubco will operate in a heavily regulated clinical field and all products will need to have regulatory approval before direct sales for clinical use.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Board in favor of adoption of the Proposals, you should keep in mind that the directors and officers of Mountain Crest have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including the following:

1. On April 8, 2021, Mountain Crest’s insiders, including the Sponsor, purchased an aggregate of 1,437,500 shares of Mountain Crest Common Stock (the “Founder Shares”) for an aggregate purchase price of $25,000. On November 2, 2021, Mountain Crest declared a 20% stock dividend on each insider share thereby increasing the number of issued and outstanding Founder Shares to 1,725,000. [__________________________________as of December 13, 2024 Sponsor owns [____] Founder Shares.] If Mountain Crest does not consummate the Business Combination by November 16, 2025, or as otherwise set forth in Mountain Crest Charter, Mountain Crest will be required to dissolve and liquidate. In such event, the _________ Founder Shares held by the Initial Stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $___ million based on the closing price of Mountain Crest Common Stock of $11.19 on the OTC as of December 13, 2024.

2. On November 16, 2021, simultaneously with the closing of the IPO, Mountain Crest consummated a private placement for an aggregate of 205,000 units (the “Private Units”), at a price of $10.00 per Private Unit, generating total proceeds of $2,050,000. On November 18, 2021, simultaneously with the sale of the over-allotment units in the IPO, Mountain Crest consummated the private sale of an additional 18,000 Private Units to the Sponsor. If Mountain Crest does not consummate the Business Combination by November 16, 2025, or as otherwise set forth in the Mountain Crest Charter, Mountain Crest will be required to dissolve. In such event, the 223,000 Private Units purchased by the Sponsor for a total purchase price of $2,230,000, will be worthless. Such Private Units had an aggregate market value of approximately $2.5 million based on the closing price of Mountain Crest public units of $11.29 on the OTC as of December 13, 2024.

3. On September 13, 2023, the Company issued the Sponsor 75,000 shares of Mountain Crest Common Stock in exchange in satisfaction of a $300,000 promissory note, dated February 15, 2023. Then on April 19, 2024, the Company issued the Sponsor 150,000 shares of Mountain Crest Common Stock in exchange in satisfaction of $600,000 under promissory notes, dated October 30, 2023 and April 3, 2024. If Mountain Crest does not consummate the Business Combination by November 16, 2025, or as otherwise set forth in Mountain Crest Charter, Mountain Crest will be required to dissolve and liquidate. In such event, the 225,000 shares of Mountain Crest Common Stock held by the Sponsor, which were acquired in exchange of $900,000 in debt, will be worthless. Such shares had an aggregate market value of approximately $2.5 million based on the closing price of Mountain Crest Common Stock of $11.19 on the OTC as of December 13, 2024.

4. On August 14, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $500,000 (the “August 2024 Note”) to the Sponsor. Pursuant to the August 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $500,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the August 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The August 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the August 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. As of September 30, 2024, there was $150,000 outstanding amount under this August 2024 Note. If Mountain Crest does not consummate the Business Combination by November 16, 2025, or as otherwise set forth in Mountain Crest Charter, Mountain Crest will be required to dissolve and liquidate. In such event, the $150,000 owned under the August 2024 Note will be worthless

5. The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

6. Only if the proposed Business Combination is completed by November 16, 2025, Mountain Crest’s officers and directors, the Sponsor and its affiliates will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on Mountain Crest’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination). As of December 13, 2024, an aggregate of $___ had been incurred or accrued in respect of such expense reimbursement obligation.

7. The exercise of Mountain Crest’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Mountain Crest stockholders’ best interests.

8. If an initial business combination is not completed, the Sponsor will lose an aggregate of approximately $____ million, comprised of the following:

a. approximately $___ million (based on the closing price of $11.19 per share of Mountain Crest Common Stock on the Over-the-Counter Market as of December 13, 2024) of the ______________ Founder Shares it holds;

b. approximately $2.5 million (based on the closing price of $11.29 per public unit on the Over-the-Counter Market as of December 13, 2024) of the 223,000 Private Units it holds;

c. approximately $2.5 million (based on the closing price of $11.19 per share on the Over-the-Counter Market as of December 13, 2024) of the 225,000 shares of Mountain Crest Common Stock it holds; and

d. repayment of an interest-free extension loan of $150,000, which will be forgiven, except to the extent of any funds held outside of the Trust Account, by the Sponsor or its affiliates if Mountain Crest is unable to consummate an initial business combination during the Combination Period.

Recommendations of the Board to the Shareholders of Mountain Crest

After careful consideration of the terms and conditions of the Business Combination Agreement, the Board has determined that Business Combination and the transactions contemplated thereby are fair to and in the best interests of Mountain Crest and its Stockholders. In reaching its decision with respect to the Business Combination, the Board reviewed various industry and financial data and the due diligence and evaluation materials provided by Cubebio. The Board did not obtain a fairness opinion on which to base its assessment. The Board recommends that the Stockholders of Mountain Crest vote:

●	FOR the Business Combination Agreement Proposal;

●	FOR the Governance Proposal;

●	FOR the Director Proposal;

●	FOR the Incentive Plan Proposal; and

●	FOR the Adjournment Proposal

Summary of Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page [34] of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) Mountain Crest’s ability to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of PubCo following consummation of the Business Combination. These risks include (among others) the following:

Risks Related to Cubebio

●	Our success depends heavily on the launch of our screening tests and the successful commercialization of our tests in development.

●	Our current or future products may not achieve or maintain significant commercial market acceptance; may not perform as expected, and the results of our clinical studies, may not support the launch or use of our products and may not comply with the requirements, or be replicated in later studies, required for any necessary or desirable regulatory clearances or approvals. This could materially and adversely affect our business, financial condition, results of operations, and growth prospects.

●	We may not become profitable or sustain profitability.

●	The success of our business substantially depends on the efforts of our senior management team and our qualified personnel and our ability to foster and maintain an inclusive and collaborative corporate culture.

●	We heavily rely upon certain suppliers, including suppliers that are the sole source of certain supplies and products used in our tests and business operations. The loss or interruption of supply from our suppliers could have a disruptive effect on our business.

●	If we are unable to support demand for CEED-Novus series and our future products, including ensuring that we have adequate capacity to meet increased demand, or we are unable to successfully manage our anticipated growth, our business could suffer.

●	We expect to continue to make significant investments in our research and development efforts, which may not be successful.

●	If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

●	Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

●	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

●	We may acquire other businesses or form other joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

●	Our results of operations are subject to exchange rate fluctuations, which may affect our costs and revenues.

●	If any of our facilities or our laboratory equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any reason, our ability to continue to operate our business could be materially harmed.

●	We rely on courier delivery services to transport CEED-Novus tests to patients and samples for all of our tests back to laboratory facilities for analysis. If these delivery services are disrupted or become significantly more expensive, customer satisfaction and our business could be negatively impacted.

●	We face uncertainty related to healthcare reform, pricing, coverage, and reimbursement.

●	If payers, including managed care organizations, do not approve and maintain reimbursement for our tests at adequate reimbursement rates, our commercial success could be compromised.

●

The MFDS may change its position with respect to its regulation of the laboratory developed tests we offer or may seek to offer in the future, causing us to incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for or reimbursement of our tests.

●	Delays in receipt of, or failure to obtain, required required clearances or approvals for our products in development, or improvements to or expanded indications for our current offerings, could materially delay or prevent us from commercializing or otherwise adversely impact future product commercialization.

●	If we are unable to obtain and maintain intellectual properties for our technology, or if the scope of the intellectual property protection we obtain is not sufficiently broad, our competitors could develop and commercialize technology and tests similar or identical to ours, and our ability to successfully commercialize our products may be impaired.

Risks Related to Mountain Crest and the Business Combination

●	Mountain Crest will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination by November 16, 2025, or as otherwise set forth in the Mountain Crest Charter. In the event of a liquidation, Mountain Crest’s public stockholders are expected to receive approximately $11.35 per share (before deducting estimated taxes payable).

●	There is no guarantee that a stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

●	Mountain Crest may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in connection with redemptions of Mountain Crest Common Stock after December 31, 2022.

●	If third parties bring claims against Mountain Crest, the proceeds held in the Trust Account could be reduced and the per share liquidation price received by Mountain Crest’s stockholders may be less than $11.35 (before deducting estimated taxes payable).

●	If Mountain Crest’s due diligence investigation of Cubebio was inadequate, then Mountain Crest’s stockholders following the consummation of the Business Combination could lose some or all of their investment.

●	Because the Combined Company will become a public reporting company by means other than a traditional underwritten initial public offering, the Combined Company’s shareholders may face additional risks and uncertainties.

●	Mountain Crest may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

●	The Sponsor, Mountain Crest’s executive officers and directors and certain affiliates of Mountain Crest may have certain conflicts in connection with the Business Combination, since certain of their interests are different from, or in addition to, your interests as a stockholder of Mountain Crest.

●	If Mountain Crest’s security holders exercise their registration rights with respect to the Founder Shares, the Private Units and the underlying securities, it may have an adverse effect on the market price of Mountain Crest’s securities.

●	Mountain Crest will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to Mountain Crest’s stockholders.

●	Mountain Crest has incurred and expects to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Mountain Crest if the Business Combination is not consummated.

●	The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial condition or results of operations would have been.

●	A significant number of shares of Mountain Crest Common Stock were redeemed and Mountain Crest’s Common Stock currently trades on the Over-the-Counter Market. The reduced liquidity and number of round-lot holders of Mountain Crest’s public shares may make it more difficult for the Combined Company to meet the initial listing requirements to be listed on the Nasdaq Stock Market.

●	The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from Cubebio’s business operations.

●	As a public reporting company, the Combined Company will be subject to rules and regulations established from time to time by the SEC regarding its internal control over financial reporting. If the Combined Company fails to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, it may not be able to accurately report its financial results or report them in a timely manner.

●	Mountain Crest may waive one or more of the conditions to the consummation of the Business Combination without resoliciting stockholder approval for the Business Combination Proposal.

●	Mountain Crest’s stockholders will experience immediate dilution as a consequence of the Business Combination, and having a minority share position may reduce the influence that Mountain Crest’s current stockholders have on the management of Mountain Crest.

●	If Mountain Crest is deemed to be an investment company for purposes of the Investment Company Act, it would be required to institute burdensome compliance requirements, and Mountain Crest’s activities would be severely restricted, and, as a result, Mountain Crest may abandon its efforts to consummate the Initial Business Combination and liquidate Mountain Crest.

●	Anti-takeover provisions contained in the PubCo’s proposed amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination, as well as provisions of Cayman Islands law, could impair a takeover attempt.

Risks Related to PubCo’s Securities

●	If PubCo ceases to qualify as a foreign private issuer, it would be required to convert the financials to U.S. GAAP from IFRS in order to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

●	Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

●	A potential failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on PubCo’s business, financial condition, and results of operations. PubCo may be unable to accurately report PubCo’s financial results or prevent fraud if PubCo cannot maintain an effective system of internal controls over PubCo’s financial reporting.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the laws of the Cayman Islands, PubCo conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States.

Risks Related to South Korea and countries we operate

●	If economic conditions in South Korea deteriorate, our current business and future growth could be materially and adversely affected.

●	Increased tensions with North Korea could adversely affect the South Korean economy and, consequently, our results of operations and financial condition in the future.

●	Changes in South Korea’s customs, import and export laws and foreign policy, may have an adverse effect on our financial condition and results of operations.

●	If payers of South Korea, including Korean National Health Insurance (NHI) do not approve and maintain reimbursement for our tests at adequate reimbursement rates, our commercial success may be compromised.

SELECTED HISTORICAL FINANCIAL DATA OF MOUNTAIN CREST

The following tables present Mountain Crest’s selected historical financial information derived from Mountain Crest’s audited financial statements included elsewhere in this proxy statement/prospectus as of December 31, 2023 and 2022 and Mountain Crest’s unaudited financial statements included elsewhere in this proxy statement/prospectus as of June 30, 2024, and for the six months ended June 30, 2024 and 2023.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Mountain Crest’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this proxy statement/prospectus. Mountain Crest’s financial statements are prepared and presented in accordance with U.S. GAAP.

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Year Ended December 31, 2023	Year Ended December 31, 2022
Income Statement Data:
Loss from operations	$(228,987)	$(540,579)	$(2,654,975)	$(746,913)
Net (loss) income	$(90,128)	$(249,448)	$(2,251,116)	$4,471
Weighted average shares outstanding, redeemable common stock	519,321	1,545,949	1,029,765	6,682,317
Basic and diluted net income (loss) per share, redeemable common stock	$0.31	$0.14	$(0.20)	$0.03
Weighted average shares outstanding, non-redeemable common stock	2,710,241	2,125,900	2,284,119	2,125,900
Basic and diluted net loss per share, non-redeemable common stock	$(0.09)	$(0.22)	$(0.90)	$(0.08)

	June 30, 2024	December 31, 2023	December 31, 2022
Balance Sheet Data:
Cash and marketable securities held in the Trust Account	$5,865,909	$5,613,395	$19,572,432
Total assets	$5,959,411	$5,629,484	$19,843,270
Total liabilities	$3,167,463	$3,347,408	$2,570,745
Common stock subject to possible redemption	$5,787,094	$5,579,231	$19,550,035
Total shareholders’ deficit	$(2,995,146)	$(3,297,155)	$(2,277,510)

SELECTED HISTORICAL FINANCIAL INFORMATION OF Cubebio

The following tables present Cubebio’s selected historical financial information derived from Cubebio’s audited financial statements included elsewhere in this proxy statement/prospectus as of December 31, 2023 and Cubebio’s unaudited financial statements included elsewhere in this proxy statement/prospectus as of June 30, 2024, and for the six months ended June 30, 2024 and 2023. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Cubebio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

	Six Months Ended June 30, 2024		Six Months Ended June 30, 2023		For the Year ended December 31, 2023
Income Statement Data:
Loss from operations	₩	(2,740,398)	₩	(1,824,427)	₩	(3,649,748)
Net Loss	₩	(2,968,275)	₩	(2,171,481)	₩	(4,924,620)
Weighted average shares outstanding basic		48,505,689		40,906,931		41,609,437
Weighted average shares outstanding diluted		48,505,689		40,906,931		41,609,437
Basic and diluted net (loss) earnings per share	₩	(61)	₩	(53)	₩	(117)

	June 30, 2024		December 31, 2023
Balance Sheet Data:
Total assets	₩	5,105,573	₩	5,725,040
Total liabilities	₩	10,076,451	₩	9,109,442
Total shareholders’ deficit	₩	(4,970,878)	₩	(3,384,402)

COMPARATIVE PER SHARE INFORMATION

The following comparative historical and unaudited pro forma per share financial information presented below sets forth historical comparative share information for Cubebio and Mountain Crest as well as unaudited pro forma combined share information after giving effect to the Business Combination described in “Unaudited Pro Forma Condensed Combined Financial Information”.

					Combined Pro Forma
Amounts in 000’s	Cubebio (Historical)		Mountain Crest (Historical)		Assuming No Additional Redemptions		Assuming Maximum Redemptions
June 30, 2024
Net Loss	₩	(2,968,275)	₩	(121,677)	₩	(3,163,174)	₩	(3,163,174)
Shareholders’ Equity (Deficit)	₩	(4,970,878)	₩	(4,122,968)	₩	4,939,069	₩	3,345,970
Shareholders’ Book Value per Share*		N/A	₩	(1,276.63)	₩	0.12	₩	0.08
Cash dividends	₩	-	₩	-	₩	-	₩	-

Weighted average shares - Basic				3,229,562		42,183,054		42,081,950
Weighted average shares - Diluted				3,229,562		42,183,054		42,081,950

Net income (loss) per share - Basic			₩	415.80	₩	(74.99)	₩	(75.17)
Net income (loss) per share - Diluted			₩	415.80	₩	(74.99)	₩	(75.17)

*	Book value = shareholders’ equity/shares outstanding

SECURITIES AND DIVIDENDS

Mountain Crest’s common stock, rights, and units are each quoted on the Over-the-Counter Market, under the symbols “MCAG”, “MCAGR”, and “MCAGU”, respectively. Each unit consists of one share of common stock and one right to acquire 1/10 of one share of common stock. The Mountain Crest’s public shares of common stock and the public rights commenced trading on Nasdaq on December 2, 2021.

Mountain Crest has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon PubCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the PubCo board of directors. It is the present intention of the Board to retain all earnings, if any, for use in its business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

Cubebio’s securities are not currently publicly traded. We are applying to list the PubCo Ordinary Shares on Nasdaq in connection with the Business Combination.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus. These risks could have a material adverse effect on the business, financial conditioning and results of operations of PubCo, and could adversely affect the trading price of PubCo’s securities following the business combination. The value of your investment in PubCo following consummation of the Business Combination will be subject to the significant risks affecting PubCo and Cubebio. In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the headings “Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cubebio,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mountain Crests” and the consolidated financial statements and related notes contained herein, you should carefully consider the following risk factors in deciding how to vote on the Proposals presented in this proxy statement/prospectus and before making a decision to invest in PubCo’s securities. The risks associated with Cubebio, Mountain Crest, the Business Combination and PubCo have been generally organized according to these categories discussed below, and many of these risks may have ramifications in more than one category. These categories, therefore, should be viewed as a starting point for understanding the significant risks relating to Cubebio, Mountain Crest, the Business Combination and PubCo, and not as a limitation on the potential impact of the matters discussed. The business, results of operations, financial condition and prospects of Cubebio and PubCo could also be harmed by risks and uncertainties that are not presently known to them or that they currently believe are not material. If any of the risks actually occur, the business, results of operations, financial condition and prospects of Cubebio and PubCo could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to business, reputation, brand, financial condition, results of operations and prospects.

Unless the context otherwise requires, references to the “Company”, “we”, “us” and “our” in this section generally refer to Cubebio or, from and after the Business Combination, PubCo.

Risks Related to Cubebio’s Business & Industry

Our success depends heavily on the launch of our screening tests and the successful commercialization of our tests in development.

Our ability to generate revenues depends very substantially on the commercial success of our CEED-Novus P and CEED-Novus cancer screening tests. Additionally, we are devoting significant resources to developing new tests in other areas of cancer diagnostics. There can be no assurance that we will be able to grow sales of our CEED-Novus P and CEED-Novus cancer screening tests or that we will develop or commercialize any other products or services that will generate significant revenue. Our CEED-Novus P and CEED-Novus cancer screening tests or any new and different products, such as CEED-PGS and CEED-PG, IoT integrated healthcare devices may not translate into successful commercialization efforts. The commercial success of our tests, our successful commercialization of any new products and our ability to generate revenues will depend on a variety of factors, including the following:

●	acceptance in the medical community;

●	inclusion in healthcare guidelines and recommendations, such as those developed by ACS, USPSTF, American Society of Clinical Oncology, and NCCN, and similar guidelines and recommendations outside the U.S.;

●	inclusion in quality measures, including the HEDIS measures and the CMS Medicare Advantage Star Ratings;

●	recommendations and studies that may be published by government agencies, companies, professional organizations, academic or medical journals or other key opinion leaders;

●	patient acceptance and demand;

●	patient compliance with orders for our tests by healthcare providers, and patient adherence to recommendations regarding periodic re-testing;

●	successful new screening initiatives, including gap closure programs through which we partner with health systems and payers to deliver CEED-Novus P test kits to their patients or members who are due for pancreatic cancer screening under applicable guidelines;

●	effective marketing and educational programs, including successful direct-to-patient marketing such as television advertising and social media;

●	the number of patients screened for pancreatic cancer, as well as the number of patients who use our CEED-Novus P test for that purpose;

Our current or future products may not achieve or maintain significant commercial market acceptance; may not perform as expected, and the results of our clinical studies, may not support the launch or use of our products and may not comply with the requirements, or be replicated in later studies, required for any necessary or desirable regulatory clearances or approvals. This could materially and adversely affect our business, financial condition, results of operations, and growth prospects.

We believe our commercial success is dependent upon our ability to continue to successfully market and sell our liquid biopsy tests, CEED-Novus series, to continue to expand our current relationships and develop new relationships with biopharmaceutical customers and to develop and commercialize new products based on our purine metabolite analysis technology. Our ability to achieve and maintain commercial market acceptance of our existing and future products will depend on a number of factors, including:

●	our ability to increase awareness of our tests and the benefits of liquid biopsy;

●	the rate of adoption of our tests by clinicians, KOLs, advocacy groups and biopharmaceutical companies;

●	the timing and scope of any approval by the MFDS and other approval and registration bodies around the world for our tests;

●	our ability to obtain positive coverage decisions for our tests from additional commercial payers and to broaden the scope of indications included in such coverage decisions;

●	the impact of our investments in product innovation and commercial growth;

●	negative publicity regarding our or our competitors’ products resulting from defects or errors; and

●	our ability to further validate our technology through clinical research and accompanying publications.

We cannot assure you that we will be successful in addressing each of these criteria or other criteria that might affect the market acceptance of our products. If we are unsuccessful in achieving and maintaining market acceptance of our products, our business and results of operations will suffer.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

●	the level of demand for any approved products, which may vary significantly;

●	the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our products, which may change from time to time;

●	the start and completion of projects in which our development services are utilized;

●	the introduction of new products or product enhancements by us or others in our industry;

●	coverage and reimbursement policies with respect to our products and products that compete with our products;

●	expenditures that we may incur to acquire, develop or commercialize additional products and technologies;

●	changes in governmental regulations or in the status of our regulatory approvals or applications;

●	future accounting pronouncements or changes in our accounting policies; and

●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Additionally, it is difficult to predict the amount we are able to collect for our tests from commercial payers. We do not currently have a commercial product. Our success depends on the market’s confidence that we can provide reliable, high-quality products, as well as our ability to complete clinical studies and comply with applicable regulatory requirements that would allow us to commercially launch our products. Assuming successful launch, our products, including CEED-Novus series, may not perform as expected, and the results obtained from our ongoing or future studies may be inconsistent with certain results obtained from our previous studies. If this were to occur, either before or after launch, our business, financial condition, results of operations, and growth prospects would suffer.

This variability and unpredictability could result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

The success of our CEED-Novus test series, and any other screening or diagnostic product or service we offer or develop will depend on the degree of market acceptance by healthcare providers, patients, healthcare payers, and others in the medical community.

Our products and services may not gain market acceptance by healthcare providers, healthcare payers, and others in the medical community. The degree of market acceptance of our CEED-Novus test series, and other products and services that we offer will depend on a number of factors, including:

●	demonstrated performance and utility;

●	price;

●	the availability and attractiveness of alternative tests;

●	the willingness of healthcare providers to prescribe our products and services;

●	the ease of use of our ordering process for healthcare providers; and

●	adequate third-party coverage or reimbursement.

Product development involves a lengthy and complex process, and we may be unable to commercialize, validate, or improve performance of any of our products on a timely basis, or at all. Our failure to successfully develop new and/or improved products (including any new versions of existing products) on a timely basis could have a material adverse effect on our results of operation and business.

We may not become profitable or sustain profitability.

Cubebio has incurred losses since it was formed. From Cubebio’s date of inception through June 30, 2024, it has accumulated a total deficit of approximately ₩64,313 million KRW ($46.7 million USD). Cubebio’s net loss was ₩2,968 million KRW (2.2 million USD), and ₩4,873 million KRW for the six months ended June 30, 2024 and June 30, 2023 respectively. We expect to continue investing significantly toward development and commercialization of Cubebio’s urine-based cancer screening products, utilizing the core technology, the purine metabolite biomarker. Although Cubebio’s net losses have diminished considerably over the last several years, if the revenue does not grow faster than the cost of sales and operating expenses, we may not become profitable. We cannot be certain that the revenue from the sale of any products or services based on Cubebio’s technologies will be sufficient to make us profitable.

The success of our business substantially depends on the efforts of our senior management team and our qualified personnel and our ability to foster and maintain an inclusive and collaborative corporate culture.

Our success depends largely on the skills, experience, and performance of our senior management team, and of the highly skilled personnel supporting our research and development programs, commercial laboratory operations, and sales efforts. The loss of the service of any member of our senior management could significantly delay or prevent the achievement of our corporate strategies and initiatives, or adversely impact our ability to develop key relationships and commercialize our products and services. Also, facilitating seamless leadership transitions for key positions is a critical factor in sustaining the success of our organization. If our succession planning efforts are not effective, it could adversely impact our business. We face intense competition for certain highly technical or scientific personnel and experienced salespeople among life science and technology businesses. We also compete with universities and public and private research institutions for highly qualified scientific personnel. In addition, as our sales efforts grow in size and complexity, we may not be able to successfully manage our dispersed or inside sales forces or our sales force may not be effective. Because of the competition for their services, we may be unable to hire, partner with or retain additional qualified sales representatives or marketing or medical affairs personnel, either as our employees or independent contractors or through independent sales or other third-party organizations. Market competition for commercial, marketing and medical affairs talent is significant, and we may not be able to hire or retain such talent on commercially reasonable terms, if at all.

All of our employees in the U.S. are at-will, which means that either we or the employee may terminate their employment at any time. If we fail to attract and retain necessary personnel or effectively manage leadership changes among key positions in our organization, our business and operating results could be harmed. In addition, recruiting and retaining talented and diverse personnel and fostering an inclusive culture focused on collaboration and partnership across the business are critical to our success. As we grow, we may face challenges in attracting and retaining qualified personnel with diverse backgrounds, experiences and skill sets, which could harm our ability to execute our business strategy.

We heavily rely upon certain suppliers, including suppliers that are the sole source of certain supplies and products used in our tests and business operations. The loss or interruption of supply from our suppliers could have a disruptive effect on our business.

We purchase certain supplies and products from third-party suppliers. In some cases, due to the unique attributes of certain products that are incorporated into our tests or otherwise used in our operations, we maintain either a single-source supplier relationship or a very limited set of supplier relationships. Certain of our third-party suppliers possess exclusive intellectual property or otherwise may be the only party with the rights or expertise to provide us critical supplies and/or products. These third parties are independent entities subject to their own unique operational, regulatory compliance, and financial risks that are outside our control. These third parties may not be willing to enter or renew long-term supply arrangements with us or continue to supply us at all. Additionally, they may not perform their obligations in a timely and cost-effective manner, and they may be unwilling or unable to increase production capacity commensurate with demand for our tests or future products or services. Our relationships with suppliers may also be negatively affected by general supply chain material shortages worldwide, as suppliers struggle to keep pace with demand and manage their own supply chains.

We may become dependent on additional single- or limited-source suppliers, or become increasingly dependent on existing suppliers, as we expand and develop our product and service pipeline. The loss of a critical supplier, the failure to perform by a critical supplier, the deterioration of our relationship with a critical supplier or any unilateral modification to the contractual terms under which we are supplied certain supplies and/or products could have a disruptive effect on our business, and could adversely affect our results of operations for an extended period of time, particularly if we are required to validate an alternative supplier.

Validating an alternative supplier revokes complexity due to rigorous standards in the specifications of the product, such as purity. Our cancer screening test requires an exquisite measure of each raw material to ensure the intended quality of the test. To be precise, the purity of the raw material is crucial for us but for the supplier, adjusting the purity of the product requires a broad change in their manufacturing process. Thus, if we cannot guarantee the necessary quantity, enough to convince the supplier, we won’t be able to have the supplier make adjustments to their product features on our demand.

If we are unable to support demand for CEED-Novus series and our future products, including ensuring that we have adequate capacity to meet increased demand, or we are unable to successfully manage our anticipated growth, our business could suffer.

As our volume of test sales grows, we will need to continue to increase our workflow capacity for sample intake, customer service, billing and general process improvements, expand our internal quality assurance program, and production capacity to meet the required amount. We may need an additional or revised contract with Cosmax Pharma Co., Ltd to expand the production line. We will need to secure an increased amount of raw material from our suppliers. As for the CEED-Novus seriestests, we will need additional certified laboratory scientists and other scientific and technical personnel to process higher volumes of our cancer screening test products. Portions of our process are not automated and will require additional personnel to scale. We will also need to purchase additional equipment, some of which can take several months or more to procure, set up and validate to meet increased demand. There is no assurance that any of these increases in scale, expansion of personnel, equipment, or process enhancements will be successfully implemented, or that we will have adequate space in our laboratory facility or manufacturing sites to accommodate such required expansion.

As we commercialize additional products, we will need to incorporate new equipment, implement new technology systems and laboratory processes, and hire new personnel with different qualifications. Failure to manage this growth or transition could result in turnaround time delays, higher product costs, declining product quality, deteriorating customer service and slower responses to competitive challenges. Failure in any one of these areas could make it difficult for us to meet market expectations for our products and could damage our reputation and the prospects for our business.

Our business and reputation will suffer if we are unable to establish and comply with stringent quality standards to assure that the highest level of quality is observed in the performance of our tests.

Inherent risks are involved in providing and marketing our tests, including our CEED-Novus tests, and related services. Patients and healthcare providers rely on us to provide accurate clinical and diagnostic information that may be used to make critical healthcare decisions. As such, users of our tests may have a greater sensitivity to errors than users of some other types of products and services.

We shall maintain top service standards and other quality controls. Past or future performance or accuracy defects, incomplete or improper process controls, excessively slow turnaround times, unanticipated uses of our tests or mishandling of samples or test results (whether by us, patients, healthcare providers, courier delivery services, or others) can lead to adverse outcomes for patients and interruptions to our services. These events could lead to voluntary or legally mandated safety alerts relating to our tests or our laboratory facilities and could result in the removal of our products and services from the market or the suspension of our laboratories’ operations. Insufficient quality controls and any resulting negative outcomes could result in significant costs and litigation, as well as negative publicity that could reduce demand for our tests and payers’ willingness to cover our tests. Even if we maintain adequate controls and procedures, damaging and costly errors may occur.

Our test inevitably requires the users to fulfill certain dietary conditions, which if not met may otherwise cause error and influence the results adversely.

Our technology is based on the user’s metabolism, measuring the concentration of purine metabolite to determine whether the result exceeds the standard value. This process requires accurate information of the user’s metabolite concentration in numeric value. In order to get accurate information, there are several conditions which the user must fulfill. The user is required to fast for at least 8 hours prior to the test and collect the morning urine before hydration. Also, the user is restricted from ingesting any supplement products before the test which can arbitrarily affect and vary the colorimetric analysis of the test. Overall, the test was designed initially to be adopted in the Korean routine health check program run by the Korean government, which ensures the test requirements are met in the number of participants using our product. In order to geographically broaden the usage of our product on a global scale, it will be important to adjust the instructions and monitor the test conditions to ensure they are sufficiently met to identify purine metabolites in the urine. The test results may be adversely affected for a number of reasons provided herein, including but not limited to circumstances where users fail to fulfill certain dietary conditions requirements and any instance in which our instructions to provide dietary conditions are not comprehensively understood. This could materially and adversely affect our business and growth prospects.

The logistics for urine specimen may be limited due to the infrastructure unavailability in certain countries, which may adversely affect our expansion efforts.

The infrastructure used during our tests must meet certain requirements for a standard result, including but not limited to:. the laboratories (a) used for urine analysis and micro-plate reader, (b) used to store our enzyme-based reagent (fridge for research use), and (c)used for collecting urine. This aforementioned standard requires the user to bring the urine to the lab wherein the sample is delivered to the laboratory within at least 24 hours maintaining 2~8℃ temperature. Unless our test is distributed widely enough, this model may not appeal to the early screening market since majority of users who do not experience any symptoms during the earlier stages of cancer may not be incentivized to utilize our tests.

The commercialization of CEED-Novus series and any new products will require certain standard logistics and infrastructure, the completion of certain clinical development activities, regulatory activities and the expenditure of additional cash resources. We cannot assure you that we can successfully secure resources and complete the clinical development of any such products. We expect our operating costs to continue to exceed our revenue, if any, for the foreseeable future. We also cannot assure you that we will be able to reduce our expenditures sufficiently, generate sufficient revenue from products that we successfully commercialize or otherwise mitigate the risks associated with our business to raise enough capital to develop and commercialize CEED-Novus series and any new products.

We expect to continue to make significant investments in our research and development efforts, which may not be successful.

We expect to incur significant expenses on development efforts to improve our current products and develop a pipeline for future products and services, but such efforts may not be successful. Developing new or improved cancer screening tests is a speculative and risky endeavor. Candidate products and services that may initially show promise may fail to achieve the desired results in larger clinical studies or may not achieve acceptable levels of clinical accuracy. Results from early studies or trials are not necessarily predictive of future clinical study or trial results, and interim results of a trial are not necessarily indicative of final results. From time to time, we may publicly disclose then-available data from clinical studies before the studies are complete, and the results and related findings and conclusions may be subject to change following the final analysis of the data related to the particular study or trial. As a result, such data should be viewed with caution until the final data are available. Additionally, such data from clinical studies are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment and/or follow-up continues and more patient data become available. Significant adverse differences between initial or interim data and final data could significantly harm our reputation and business prospects.

Any cancer screening or diagnostic test we develop will need to demonstrate in clinical studies a high level of accuracy. Because cancer screening tests seek to identify relatively rare occurrences, if in a clinical study a candidate product or service fails to identify even a small number of cancer cases, the sensitivity rate may be materially and adversely affected and we may have to abandon the candidate product or service. Any cancer diagnostic test we develop will need to address an unmet medical need with accurate performance and utility.

We may need to explore a number of different reagent combinations, alter our candidate products and repeat clinical studies before we identify a potentially successful candidate. We may need to acquire, whether through purchase, license or otherwise, technologies owned by third parties, and we may not be able to acquire such technologies on commercially reasonable terms or at all. We may also require human sample types, such as blood, tissue, and stool for our research and product development, which may not be available to us on a timely basis or commercially reasonable terms. Our inability to negotiate access to such clinical samples or the ability of other laboratories or our competitors to secure access to these samples before us could limit or delay our ability to research, develop and commercialize future products. Product development is expensive, may take years to complete, and can have uncertain outcomes. Failure can occur at any stage of development. If, after development, a candidate product or service appears successful, we may, depending on the nature of the product or service, still need to obtain MFDS, IRB, and other regulatory clearances or approvals before we can market it. There can be no guarantee that the FDA would clear or approve any future product or service we may develop.

Even if the MFDS, IRB, and other regulatory authorities clear or approve a new product or service we develop, we would need to commit substantial resources to commercialize, sell and market it before it could be profitable, and the product or service may never be commercially viable. In developing a test, we must make numerous assumptions regarding the commercial viability of a test, including with respect to healthcare providers’ and patients’ interest in a test, payers’ willingness to pay for a test, our costs to perform a test, and availability and attractiveness of competing offerings. Frequently, we must make those assumptions many years before a test is ready for clinical use.

If we determine that any of our current or future development programs is unlikely to succeed, we may abandon it without any return on our investment into the program. We may need to raise significant additional capital to bring any new products or services to market, which may not be available on acceptable terms, if at all.

We may be a party to litigation in the normal course of business or otherwise, which could affect our business and financial position.

From time to time, we may be a party to or otherwise involved in legal proceedings, claims and government investigations and other legal matters, both inside and outside the U.S., arising in the ordinary course of our business or otherwise.

Additionally, the distribution, sale, use and results of our tests could lead to liability claims. Legal proceedings can be complex and take many months, or even years, to reach resolution, with the final outcome depending on a number of variables, some of which are not within our control. Litigation is subject to significant uncertainty and may be expensive, time-consuming, and disruptive to our operations. Although we will vigorously defend ourselves in such legal proceedings, their ultimate resolution and potential financial and other impacts on us are uncertain. For these and other reasons, we may choose to settle legal proceedings and claims, regardless of their actual merit. If a legal proceeding is resolved against us, it could result in significant compensatory damages, and in certain circumstances punitive or trebled damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief imposed on us. If our existing insurance does not cover the amount or types of damages awarded, or if other resolution or actions taken as a result of a legal proceeding were to restrain our ability to operate, our financial position, results of operations or cash flows could be materially adversely affected. Any claim brought against us, with or without merit, could increase our liability insurance rates or prevent us from securing insurance coverage in the future. In addition, legal proceedings, and any adverse resolution thereof, can result in adverse publicity and damage to our reputation, which could adversely impact our business.

The amounts we record for legal contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. While we have accrued for certain potential legal liabilities, there is no guarantee that additional costs will not be incurred beyond the amounts accrued.

If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

The marketing, sale, and use of our products could lead to the filing of product liability claims where someone alleges that our products identified inaccurate or incomplete information regarding malignancy detection based on purine metabolite analysis, reported inaccurate or incomplete information concerning the available therapies for a certain type of cancer or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damage and be costly and time-consuming for us to defend.

We maintain product and professional liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current clinical partners to terminate existing agreements and potential clinical partners to seek other partners, any of which could impact our results of operations.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct, or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to comply with the rules and regulations of the MFDS, MOHW, and other comparable foreign regulatory authorities; provide true, complete and accurate information to such regulatory authorities; comply with manufacturing and clinical laboratory standards; comply with healthcare fraud and abuse laws in South Korea and similar foreign laws; or report financial information or data accurately or to disclose unauthorized activities to us. In particular, research, sales, marketing, education, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices, as well as off-label product promotion. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of participant recruitment for clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We maintain a global compliance program, including a code of business conduct and ethics and processes and systems for reporting, reviewing and remediating allegations of potential non-compliance or other misconduct, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions. Even if it is later determined after an action is instituted against us that we were not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our actions, and have to divert significant management resources from other matters.

We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future credit facility or debt securities may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section titled “Use of Proceeds” in this prospectus. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We may need to raise additional capital to fund our existing operations, commercialize new products or expand our operations.

As of June 30, 2024, we had ₩458 million KRW ($0.3 million USD) in cash and cash equivalent. Historically the disposal of our existing treasury shares has been timely disposed of and we have been seamlessly raising fund for our existing operations, commercialization of new products or expansion of our operations by issuing bonds with warrants to investors including our related parties. Based on our current business plan, we believe the net proceeds from this offering, together with our current cash, cash equivalents, additional issuance of bonds with warrants, disposal of our treasury shares, and anticipated cash flow from operations, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this prospectus. We monitor our cash flow projections on a current basis and take active measures to obtain the funding they require to continue our operations. However, these cash flow projections are subject to various uncertainties concerning their fulfilment such as the ability to generate revenues by attracting and expanding its customer base and completing additional financing. We expect to fund operations using cash on hand, disposal of the treasury shares and raising additional proceeds from issuing the bonds with warrants. There are no assurances, however, that we will be able to generate the revenue necessary to support our cost structure or that it will be successful in obtaining the level of financing necessary for our operations. These conditions raise substantial doubt as to our ability to continue as a going concern.

We consider our funding strategy in a conservative way to the full extent to secure enough financial resources to meet our cash requirements, which includes the adjustment of the timeline of disposing of our treasury shares as a primary tool. However, if our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements or despite our significant effort to issue additional bonds with warrants or dispose of our treasury shares, we may not find proper investors or purchasers. If then, we may financially suffer to the extent that continuance of our fundamental operation and research and development may undergo hardship either temporarily or, even worse, permanently. As a result, for the sake of our continuous business operation we may have to enter a credit facility, another form of third-party funding or seek other debt financing with more adverse terms than we currently have for our bonds with warrants.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

●	increase our sales and marketing efforts to drive market adoption of CEED-Novus cancer screening tests and address competitive developments;

●	fund development and marketing efforts for current products or any other future products;

●	expand our technologies into other types of cancer detection products;

●	acquire, license, or invest in technologies;

●	acquire or invest in complementary businesses or assets; and

●	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

●	our ability to achieve revenue growth;

●	our rate of progress in establishing payer coverage and reimbursement arrangements with domestic and international commercial third-party payers and government payers;

●	the cost of expanding our laboratory operations and offerings, including our sales and marketing efforts;

●	our rate of progress in, and cost of the sales and marketing activities;

●	our rate of progress in, and cost of research and development activities associated with, products in research and early development;

●	the effect of competing technological and market developments;

●	costs related to international expansion; and

●	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

We may acquire other businesses or form other joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

We may pursue acquisitions of businesses and assets. We also may pursue strategic alliances and additional joint ventures that leverage our product and business and industry experience to expand our offerings or distribution. We have no experience with acquiring other companies in the United States and limited experience with forming strategic partnerships. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

To finance any acquisitions or joint ventures, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration.

Our inability to manage growth could harm our business.

In connection with the commercialization of our tests, we have added, and expect to continue adding, personnel to certain areas of our business, including laboratory operations, quality assurance, and compliance. Our number of full-time employees continues to grow. We have 32 employees and 4 directors as of June 30, 2024, compared to 30 employees, and 4 directors, as of December 31, 2023. As we continue to build our commercialization, marketing, and sales efforts and expand research and development activities for current and new products and services, the scope and complexity of our operations is increasing significantly. This growth has also increased our operating expenses and capital requirements, and we expect that they will continue to increase significantly. Our ability to manage our growth effectively requires us to expend funds to improve our operational, financial and management controls, reporting systems and procedures. As we expand the commercialization of our current tests and move towards commercializing new tests, we will also need to effectively manage our growing manufacturing, laboratory operations, and sales and marketing needs. We are continuing to explore the need to add new facilities to support the anticipated demand for our current and future tests. We face various risks in managing these expansion efforts, including financing, construction delays, budget management, quality control, design efficiency, resignation without additional employment and transition execution. If we are unable to manage our anticipated growth effectively, our business could be harmed.

We have limited experience in marketing and selling our products, and if we are unable to expand our sales organization to adequately address our customers’ needs, our business may be adversely affected.

We have limited experience in marketing and selling CEED-Novus cancer screening tests. We may not be able to market, sell or distribute CEED-Novus oncology screening tests or other products we may develop effectively enough to support our planned growth. We sell to clinicians globally through our own sales organization and to biopharmaceutical companies through our business development team.

Our target market of physicians is a large and diverse market. As a result, we believe it is necessary for our sales representatives to have established oncology-focused expertise. Competition for such employees within the oncology industry is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales organization, which could negatively impact sales and market acceptance of our products and limit our revenue growth and potential profitability.

Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.

We have our principal office in South Korea and strategic partners throughout Asia Pacific region and plan to incur sales in the Asia Pacific region. Other than contracted regions, we intend to sell our tests primarily through distributor relationships or direct contracts with hospitals. Locating, qualifying, and engaging distribution partners and local hospitals with local industry experience and knowledge will be necessary to effectively market and sell our products outside the United States. And if the sales and marketing efforts for our products in such regions are not successful, our business would be materially and adversely affected.

We may not be successful in finding, attracting and retaining distribution partners or hospitals, or we may not be able to enter into such arrangements on favorable terms. Sales practices utilized by any such distribution parties that are locally acceptable may not comply with sales practices standards required under U.S. laws that apply to us, which could create additional compliance risk. If our sales and marketing efforts are not successful outside the United States, we may not achieve significant market acceptance for our products outside the United States, which would materially and adversely impact our business operations.

Our dependence on distributors for sales in many markets outside of the U.S. could limit or prevent us from selling our tests in those markets and impact our revenue.

We have signed agreements for the sale of our non-invasive screening tests with distributors covering Asia Pacific countries. We may enter into other similar arrangements to distribute our tests in other countries in the future. We intend to continue growing our business internationally, and to do so we may need to attract additional distributors to expand the territories in which we sell our tests. Despite contractual obligations, distributors may not commit the necessary resources to market and sell our tests to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to enter into or maintain arrangements with distributors to market our tests in particular geographic areas, we may not realize long-term international revenue growth. Additionally, local laws may make it very difficult or costly for us to terminate or replace distributors, and local public procurement law may complicate providing our centralized laboratory services through a distributor. Furthermore, our revenue from distributors could be negatively impacted as a result of changes in business cycles, business or economic conditions, coverage determinations, reimbursement rates, changes in foreign currency exchange rates that make our tests more expensive in our distributors’ local currencies, or other factors that could affect their ability to pay us for tests on a timely basis or at all.

Our results of operations are subject to exchange rate fluctuations, which may affect our costs and revenues.

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar, between the Korean Won and the Chinese Yuan, between the Korean Won and the Euro, and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

We expect the majority of our revenue to be derived from the Korean market; as a result, we expect our revenue will be denominated mainly in Korean Won. We anticipate that most of our international business will be denominated in U.S. dollars, and, to a much lesser extent, Japanese Yen and Chinese Yuan. The majority of our costs and the largest proportion of our expenditure on capital equipment are denominated in Korean Won. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, may affect our pre-tax income.

In recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms.

A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable. Despite the fact that the majority of our costs and revenues are in Korean Won, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

Climate change, or legal or regulatory measures to address climate change or other corporate social responsibility and sustainability matters, could adversely affect our business, financial condition and results of operations.

The effects of global climate change present risks to our business. Natural disasters, extreme weather and other conditions caused by or related to climate change could adversely impact on our supply chain, the courier delivery services we use, the availability and cost of raw materials and components, energy supply, water, transportation, or other inputs necessary for the operation of our business. Climate change and natural disasters could also impact behaviors of medical providers or patients or result in physical damage to our facilities as well as those of our suppliers, health care providers and other business partners, all of which could negatively impact and disrupt our business and operations. Our facilities and our laboratory equipment would be costly to replace and could require substantial lead time to repair or replace. Although we believe we possess adequate insurance for the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

New or additional legal or regulatory requirements may be enacted to reduce greenhouse gas emissions, mitigate the effects of climate change on the environment or address other corporate social responsibility and sustainability matters. Any such new or additional legal or regulatory requirements may increase the costs associated with, or disrupt, the development, manufacturing and distribution of our tests or the performance of related services, which may adversely affect our business and financial results. In addition, any failure to adequately address stakeholder expectations with respect to corporate social responsibility and sustainability matters, including addressing climate change, may result in the loss of business, damage to our reputation, diluted market valuations, challenges in attracting and retaining talented employees and restrictions on certain aspects of our activities. Furthermore, our adoption of certain standards for our corporate social responsibility and sustainability efforts and related matters or mandated compliance to certain requirements could necessitate additional investments that could hinder our profitability.

If any of our facilities or our laboratory equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any reason, our ability to continue to operate our business could be materially harmed.

Our outsourced manufacturing site is located in Osong-eup, Chungcheongbuk-do, our testing and laboratory facilities are located in Seoul and Seongnam-si, Gyeonggi-do, and our headquarters are also located in Seoul. If our present, or any future facilities, were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, storms, tornadoes, earthquakes, other inclement weather events or natural disasters, employee malfeasance, terrorist acts, power outages, or otherwise, it may render it difficult or impossible for us to perform our tests for some period of time, and our business could be severely disrupted. Our facilities and the equipment we use to develop, manufacture, and test our products would be costly to replace and could require substantial lead time to repair or replace. The inability to perform our tests or the backlog of tests that could develop if any of our facilities become inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers or rebuild our reputation in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

We rely on delivery services to transport CEED-Novus tests or other products that will be developed in the future to distributors, medical facilities, and laboratories worldwide. If these delivery services are disrupted and become significantly more expensive, our business could be negatively impacted.

We manufacture our product in limited regions, mainly in South Korea, however, our products are distributed and shipped to various countries. Thus, in the process of sending our products to around the world, we rely on delivery services to export our products by air. Disruptions in delivery service, whether due to bad weather, natural disaster, labor disruptions, terrorist acts or threats, or for any other reasons, can adversely affect customer satisfaction, product quality and our ability to provide our products on a timely basis. If the courier delivery services that transport CEED-Novus tests or other products that will be developed in the future institute significant price increases, our profitability may be negatively affected and we may need to identify alternative delivery methods or attempt to raise our pricing, which may material adverse effect on our business.

We rely on courier delivery services to transport CEED-Novus tests to patients and samples for all of our tests back to laboratory facilities for analysis. If these delivery services are disrupted or become significantly more expensive, customer satisfaction and our business could be negatively impacted.

In the United States, our goal is to ship CEED-Novus tests to patients, and patients ship samples to laboratory facilities for analysis by air and ground express courier delivery service. Additionally, medical providers typically ship samples for Non-invasive screening testing to our laboratory facilities via air and ground express courier delivery service. Disruptions in delivery service, whether due to bad weather, natural disaster, labor disruptions, terrorist acts or threats, or for other reasons, can adversely affect customer satisfaction, specimen quality and our ability to provide our services on a timely basis. If the courier delivery services that transport CEED-Novus tests or other test samples institute significant price increases, our profitability would be negatively affected and we may need to identify alternative delivery methods, if possible, modify our service model, or attempt to raise our pricing, which may not be possible with regard to Medicare claims or commercially practicable with regard to commercial claims.

Public health crises, such as the COVID-19 pandemic, have had, and could in the future have, adverse effects on our business and financial results.

Pandemics or disease outbreaks, such as the COVID-19 pandemic, have created and may continue to create significant volatility, uncertainty and economic disruption in the markets in which we sell or plan to sell our current or future tests and in which we operate, and may negatively impact business and healthcare activity globally. For example, in response to the COVID-19 pandemic, governments around the world imposed measures designed to reduce the transmission of COVID-19, patients postponed visits to healthcare providers, certain healthcare providers temporarily closed their offices or restricted patient visits, healthcare provider employees became generally unavailable and there were disruptions in the operations of payers, suppliers and other third parties that are necessary for our tests to be administered. The extent to which fear of exposure to or actual effects of COVID-19, new variants, disease outbreak, epidemic or a similar widespread health concern impacts our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the speed and extent of geographic spread of the disease, the duration of the outbreak, travel restrictions, the efficacy of vaccination and treatment; impact on the U.S. and international healthcare systems, the U.S. economy and worldwide economy; the timing, scope and effectiveness of U.S. and international governmental response; and the impact on the health, well-being and productivity of our employees; and short- and long-term changes in the behaviors of medical professionals and patients resulting from any such pandemic, outbreak, epidemic or other health concern.

Recommendations, guidelines, and quality metrics issued by various organizations may significantly affect payers’ willingness to cover, and healthcare providers’ willingness to prescribe or order, our products.

Securing influential recommendations, inclusion in healthcare guidelines, and inclusion in quality measures are keys to our healthcare provider and payer engagement strategies. These guidelines, recommendations, and quality metrics may shape payers’ coverage decisions and healthcare providers’ cancer screening procedures.

The USPSTF, a panel of primary care providers and epidemiologists and other national experts funded by the U.S. Department of Health and Human Services’ Agency for Healthcare Research and Quality, makes influential recommendations on clinical preventive services. USPSTF updates its screening recommendations periodically, approximately every five to eight years. The USPSTF’s most recent recommendation statement for pancreatic cancer screening gave an “A” grade to pancreatic cancer screening starting at age 50 and continuing until age 75 and gave a “B” grade to pancreatic cancer screening for ages 45 to 49. Any update to the USPSTF recommendations that may have the effect of reducing screening, that does not include FIT-DNA in a favorable manner, or that adds new technologies could have a material adverse effect on our business.

Maintaining a high USPSTF recommendation for our CEED-Novus test may have certain potentially significant implications. The healthcare industry in the U.S. has experienced a trend toward cost containment and value-based purchasing of healthcare services. Some government and private payers are adopting pay-for-performance programs that differentiate payments for healthcare services based on the achievement of documented quality metrics, cost efficiencies, or patient outcomes. Payers may look to quality measures such as the NCQA, HEDIS, and the CMS Medicare Advantage Star Ratings to assess quality of care. These measures are intended to provide incentives to service providers to deliver the same or better results while consuming fewer resources. If for some reason our CEED-Novus test was not included in HEDIS, the Star Ratings, or other quality metrics, payers may be less inclined to reimburse our CEED-Novus test at adequate levels, if at all, which could adversely impact our business. Additionally, if our CEED-Novus test was not included in HEDIS, the Star Ratings, or other quality metrics, healthcare providers may not earn quality credit for prescribing our CEED-Novus test and therefore may be less inclined to do so. If our CEED-Novus test fails to maintain its current position within any updated USPSTF pancreatic cancer screening recommendations, our CEED-Novus test may, as a result, become excluded from the HEDIS measures and the Star Ratings.

We face intense competition from other companies and may not be able to compete successfully.

We operate in a rapidly evolving and highly competitive industry. There are a number of private and public companies that offer products or have announced that they are developing products that compete with ours.

Some of our current and potential competitors may have significant competitive advantages over us, which may make them more attractive to hospitals, clinics, group purchasing organizations and physicians. See “Our Business” for additional information regarding our competitors and the effects of competition on our business.

We may be unable to compete effectively against our competitors either because their products and services are superior or because they are more effective in developing or commercializing competing products and services. Furthermore, even if we do develop new marketable products or services, our current and future competitors may develop products and services that are more clinically or commercially attractive than ours, and they may bring those products and services to market earlier or more effectively than us. If we are unable to compete successfully against current or future competitors, we may be unable to increase market acceptance for, and sales of, our tests, which could prevent us from increasing or sustaining our revenues or achieving sustained profitability and could cause the market price of our common stock to decline.

If our products, or our competitors’ liquid biopsy-based products, do not meet the expectations of patients and our customers, our operating results, reputation and business could suffer.

Our success depends on the market’s confidence that we can provide reliable, high-quality oncology test products that will improve clinical outcomes, lower healthcare costs and enable better biopharmaceutical development. We believe that patients, clinicians and biopharmaceutical companies are likely to be particularly sensitive to product defects and errors in the use of our products, including if our products fail to detect cancer signals with high accuracy from samples and there can be no guarantee that our products will meet their expectations. Furthermore, if our competitors’ liquid-biopsy based products do not perform to expectations, it may result in lower confidence in liquid biopsy-based tests in general. As a result, the failure of our products or our competitors’ products to perform as expected could significantly impair our operating results and our reputation. We may be subject to legal claims arising from any defects or errors in our products.

Our business may be adversely affected by global macroeconomic conditions and volatility in the capital markets.

The growth of our business is, and will continue to be, affected by changes in the overall global economy. Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, high interest rates, foreign currency exchange rates, weakness in general economic conditions and threatened or actual recessions, including those resulting from the current and future conditions in the global financial markets, and budgeting constraints of governmental entities. Cost inflation, including increases in raw material prices, labor rates, and transportation costs, may continue to impact our profitability. Our ability to recover these cost increases through price increases is significantly limited by the process by which we are reimbursed for our products and services by government and private payers. In addition, disruptions in the U.S., Europe or other economies, including due to geopolitical conflict, could disrupt global markets, interrupt global supply chains, and have other potential inflationary or recessionary effects on the global economy.

The volatility of the capital markets could also affect the value of our investments and our ability to liquidate our investments in order to fund our operations. The high-interest rate environment and reduced access to capital markets could also adversely affect the ability of our suppliers, distributors, licensors, collaborators, contract manufacturers and other commercial partners to remain effective business partners or to remain in business. The loss of a critical business partner, or a failure to perform by a critical business partner, could have a disruptive effect on our business and could adversely affect our results of operations.

Risks Related to Regulation & Reimbursement

We face uncertainty related to healthcare reform, pricing, coverage, and reimbursement.

We must navigate complex healthcare regulations, which control how we conduct our business and how we are paid. Existing legislation, and possible future legal and regulatory changes, including potential repeal or modification of the ACA, could materially change the structure and finances of the health insurance system and the methodology for reimbursing medical services, drugs and devices, including our current and future products and services. The ACA has also been the subject of various legal challenges and if the plaintiffs in any case challenging the ACA are ultimately successful insurance coverage for our tests could be materially and adversely affected. Any change in reimbursement policy could result in a change in patient cost-sharing, which could adversely affect a provider’s willingness to prescribe and patient’s willingness and ability to use our tests and any other product or service we may develop. Healthcare reforms, which may intend to reduce healthcare costs, may have the effect of discouraging third-party payers from covering certain kinds of medical products and services, particularly newly developed technologies, like those we have developed in the past or we may develop in the future. We cannot predict whether future healthcare reform initiatives will be implemented at the federal or state level or the effect any such future legislation or regulation will have on us. The taxes imposed by new legislation, cost reduction measures and the expansion in the government’s role in the U.S. healthcare industry may result in decreased profits to us, which may adversely affect our business, financial condition and results of operations.

The Protecting Access to Medicare Act of 2014 (“PAMA”) presents significant uncertainty for future CMS reimbursement rates. Because Medicare currently covers a significant number of patients in the United States, any reduction in the CMS reimbursement rate for our tests would negatively affect our revenues and our business prospects. Under PAMA, CMS reimbursement rates for clinical diagnostic laboratory tests are updated every three years or annually for clinical laboratory tests that are considered “advanced diagnostic laboratory tests.” There can be no assurance under PAMA that adequate CMS reimbursement rates will continue to be assigned to our tests. Congress could modify or repeal PAMA in the future or CMS could modify regulations under PAMA, and any such action could have the effect of reducing the CMS reimbursement rate for our tests. Further, it is possible that Medicare or other federal payers that provide reimbursement for our tests may suspend, revoke or discontinue coverage at any time, may require co-payments from patients, or may reduce the reimbursement rates payable to us. Any such action could have a negative impact on our revenues.

Coverage of our CEED-Novus test and other screening or diagnostic products that we may develop may also depend, in whole or in part, on whether payers determine, or courts and/or legislative or regulatory authorities determine, coverage is required under applicable federal or state laws mandating coverage of certain cancer screening or diagnostic services. For example, while we believe the ACA Mandate requires most health insurers to cover our CEED-Novus test for most patients between the ages of 45 and 75 without patient cost-sharing, some health insurers have disagreed and determined not to cover our CEED-Novus test and others may take that position in the future. Further, states may decide to modify their laws, which may include repeal of those coverage mandates that we believe currently apply to our CEED-Novus test.

If payers, including managed care organizations, do not approve and maintain reimbursement for our tests at adequate reimbursement rates, our commercial success could be compromised.

Our commercial success depends, in large part, on the availability of reimbursement at adequate reimbursement rates for our current tests, including our flagship CEED-Novus and non-invasive screening tests and our products in development, from government insurance plans, managed care organizations and commercial insurance plans. Additionally, successful commercialization of our newly developed products will also depend on our ability to obtain and maintain reimbursement from government insurance plans, managed care organizations, and commercial insurance plans at adequate reimbursement rates. Healthcare providers may be reluctant to prescribe, and patients may be reluctant to complete, our tests if they are not confident that patients will be reimbursed for our tests.

Third-party payers, both in the U.S. and internationally, are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for healthcare products and services. As a result, there is uncertainty surrounding the future level of reimbursement, if any, for our current tests and any new tests we may develop. Reimbursement by a third-party payer may depend on a number of factors, including a payer’s determination that tests using our technologies are sufficiently sensitive and specific; not experimental or investigational; approved or recommended by the major guideline organizations; subject to applicable federal or state coverage mandates; reliable, safe and effective; medically necessary; appropriate for the specific patient; and cost-effective. Moreover, coverage determinations and reimbursement rates are subject to change, and we cannot guarantee that even if we initially achieve adequate coverage and reimbursement rates for our tests, they will continue to apply in the future or remain adequate as we face increases in operating costs, such as labor and supply costs that are subject to inflation, and government and commercial payers may cause us to accept lower prices.

Even where a third-party payer agrees to cover one of our tests, other factors may have a significant impact on the actual reimbursement we receive from that payer. For example, if we do not have a contract with a given payer, we may be deemed an “out-of-network” provider by that payer, which could result in the payer allocating a portion of the cost of the test to the patient, notwithstanding any applicable coverage mandate. We may be unsuccessful in our efforts to enter into, or maintain, a network contract with a given payer, and we expect that our network status with a given payer may change from time to time for a variety of reasons, many of which may be outside our control. To the extent one of our tests is out of network for a given payer, healthcare providers may be less likely to prescribe that test for their patients and their patients may be less likely to comply with those prescriptions that are written. Also, some payers may mandate prior authorization or other medical management practices that impose significant additional costs on us, may be difficult to comply with given our position as a laboratory that generally does not have direct access to patient medical records, may make healthcare providers less likely to prescribe our tests for their patients, and may make patients less likely to comply with healthcare provider orders for our tests, all or any of which may have an adverse effect on our revenues.

Reimbursement regulations and requirements and sales strategy can differentiate depending on the country we are distributing to, and this variation can affect our business operations.

Our business operations primarily target the United States; however, our future expansion plans include South Korea where we are headquartered as well as Southeast Asian countries for which we have signed exclusive contracts with local distributors. Accordingly, we will be subject to each country’s local reimbursement regulations, requirements, and policies to successfully distribute and generate revenue in the market. The failure to successfully comply with different country-specific regulations by us, could have a disruptive effect on our business and could adversely affect our results of operations.

We are subject to numerous U.S. and foreign laws and governmental regulations, and any governmental enforcement action may materially affect our financial condition and business operations.

We are subject to regulation in the U.S. by both the federal government and the states in which we conduct our business, as well as in other jurisdictions outside of the U.S., including:

●	Federal, state, and local laws regarding the use, storage, handling and disposal of medical and hazardous waste, as well as regulations relating to the safety and health of laboratory employees;

●	the HIPAA, the CCPA, including expansions and amendments pursuant to the California Privacy Rights Act, and other state privacy laws;

●	Federal, state, and local consumer protection laws governing communications, including the Telephone Consumer Protection Act (“TCPA”) and the Controlling the Assault of Non-Solicited Pornography and Marketing Act (“CAN-SPAM Act”);

●	the Medicare civil money penalty and exclusion requirements;

●	the Federal False Claims Act civil and criminal penalties and state equivalents; and

●	the FCPA, the United Kingdom Anti-Bribery Act, the GDPR and other national or provincial laws protecting personal information, the E.U. Medical Device and In Vitro Diagnostic Device Regulations, and national laws restricting industry interaction with healthcare professionals, all of which may or will apply to our international activities.

We have adopted policies and procedures designed to comply with these laws. In the ordinary course of our business, we conduct internal reviews of our compliance with these laws. Our compliance is also subject to governmental review. The growth of our business and sales organization and our expansion outside of the U.S. may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations.

The U.S. Attorney’s Offices have increased their scrutiny over the healthcare industry in recent years. The U.S. Congress, U.S. Department of Justice (“DOJ”), Office of Inspector General of the Department of Health and Human Services, and Department of Defense have all issued subpoenas and other requests for information to conduct investigations of, and commenced, civil and criminal litigation against healthcare companies related to financial arrangements with healthcare providers, regulatory compliance, product promotional practices, and documentation, coding and billing practices. In addition, the Federal False Claims Act and state equivalents have led to whistleblowers filing numerous qui tam civil lawsuits against healthcare companies, in part, because a whistleblower can receive a portion of any amount obtained by the government through such a lawsuit.

Some of our activities may subject us to risks under the Foreign Corrupt Practices Act and similar anti-bribery laws in non-U.S. jurisdictions.

Many countries in which we or our distributors offer our tests have regulations prohibiting providers, as well as medical and in vitro diagnostic device manufacturers, from offering or providing a benefit to a healthcare professional in order to induce business. In situations involving healthcare providers employed by public or state-funded institutions or national healthcare services, violation of local anti-corruption or anti-gift laws may also constitute a violation of the FCPA.

The FCPA prohibits any U.S. individual, business entity or employee of a U.S. business entity from offering or providing, directly or through a third party, including the distributors we rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. We are also required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the FCPA, its books and records provisions and its anti-bribery provisions. Other countries, including the U.K. and other Organization for Economic Co-operation and Development (“OECD”) Anti-Bribery Convention members, have similar extraterritorial anti-corruption laws.

Any violation of these laws, or allegations of such violations, by us or any of our commercial partners could disrupt our operations, involve significant management distraction, cause us to incur significant costs and expenses, including legal fees, and result in a material adverse effect on our business. We could also suffer severe penalties, including criminal and civil penalties, debarment from public procurement, disgorgement and other remedial measures.

Failure to comply with privacy, security, and consumer protection laws and regulations could result in fines, penalties and damage to our reputation and have a material adverse effect on our business.

We are subject to a number of foreign, federal and state laws and regulations protecting the use, disclosure, and confidentiality of certain patient health and personal information, including patient records, and restricting the use and disclosure of that protected information, including state breach notification laws, the Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, the European Union’s General Data Protection Regulation, the U.K. Data Protection Act and the U.K. GDPR, and the California Consumer Privacy Act, among others.

HIPAA extensively regulates the use and disclosure of individually identifiable health information, known as “protected health information,” and require covered entities, including health plans and most health care providers, to implement administrative, physical and technical safeguards to protect the security of such information. Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay and notification must also be made to the U.S. Department of Health & Human Services, Office for Civil Rights (the “OCR”) and, in certain situations involving large breaches, to the media. Various U.S. state laws and regulations may also require us to notify affected individuals and state agencies in the event of a data breach involving individually identifiable information.

Violations of the HIPAA privacy and security regulations may result in criminal and civil penalties. The OCR enforces the regulations and performs compliance audits. In addition to enforcement by OCR, state attorneys general are authorized to bring civil actions seeking either injunction or damages in response to violations that threaten the privacy of state residents. We follow and maintain a HIPAA compliance program, which we believe complies with the HIPAA privacy and security regulations, but there can be no assurance that OCR or other regulators will agree. The HIPAA privacy regulations and security regulations have and will continue to impose significant costs on us in order to comply with these standards.

We also remain subject to state privacy-related laws, such as the CCPA, that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties.

We utilize our patient adherence program to communicate with patients who are existing or potential users of our products and services for various business purposes. These activities could subject us to laws, rules and regulations relating to communications with consumers, such as the CAN-SPAM Act and the TCPA. Despite our compliance efforts, we could face allegations that we have violated these laws, rules and regulations as we have in the past. Even if such allegations are without merit, we could face liability and harm to our reputation.

We are also subject to laws and regulations in foreign countries covering data privacy and other protection of health and employee information that may be more onerous than corresponding U.S. laws, including in particular the laws of Europe.

For instance, the GDPR applies across the European Union and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances and significant fines for non-compliance. The GDPR also requires companies processing personal data of individuals residing in the European Union to comply with EU privacy and data protection rules, even if we do not have a physical presence in the European Union. Noncompliance could result in the imposition of fines, penalties, or orders to stop noncompliant activities.

These laws and regulations, in addition to similar laws and regulations being enacted by other states and counties, impose stringent cybersecurity standards and potentially significant non-compliance penalties, involve the expenditure of significant resources, the investment of significant resources and the investment of significant time and effort to comply. As these laws and regulations continue develop in the United States and internationally, we may be required to expend significant time and resources in order to update existing processes or implement additional mechanisms as necessary to ensure compliance with such cybersecurity laws.

Changes in tax laws or regulations or exposure to tax liabilities could adversely affect our financial condition and results of operations.

We are subject to tax in multiple U.S. tax jurisdictions and in foreign tax jurisdictions as we continue to expand internationally. As we grow, the development of our tax strategies requires additional expertise and may impact how we conduct our business. Our future effective tax rates could be unfavorably affected by changes in, or interpretations of, tax rules and regulations in the jurisdictions in which we do business or by changes in the valuation of our deferred tax assets and liabilities. Furthermore, we provide for certain tax liabilities that involve significant judgment. We are subject to the examination of our tax returns by federal, state and foreign tax authorities, which could focus on our intercompany transfer pricing methodology as well as other matters. If our tax strategies are ineffective or we are not in compliance with domestic and international tax laws, our financial position, operating results and cash flows could be adversely affected.

Failure to comply with federal, state and foreign laboratory licensing and related requirements could cause us to lose the ability to perform our tests, experience disruptions to our business, or become subject to administrative or judicial sanctions.

We are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA regulations establish specific standards with respect to personnel qualifications, facility administration, proficiency testing, quality control, quality assurance and inspections. Any testing subject to CLIA regulation must be performed in a CLIA certified laboratory. CLIA certification is also required in order for us to be eligible to bill state and federal healthcare programs, as well as commercial payers, for our tests. In addition, some states, including California and New York, require that we hold licenses or permits to test samples from patients in those states, even if our laboratory facilities are not located in those states, and as a result we are also required to maintain standards related to those states’ licensure requirements to conduct testing in our laboratories.

Failure to comply with applicable clinical laboratory licensure requirements may result in a range of enforcement actions, including suspension, limitation or revocation of our CLIA certification and/or state licenses, imposition of a directed plan of action, on-site monitoring, civil monetary penalties, criminal sanctions, inability to receive reimbursement from Medicare, Medicaid and commercial payers, as well as significant adverse publicity. Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing clinical laboratory licensure or our failure to renew our Hurricane certification, a state or foreign license or accreditation, could have a material adverse effect on our business, financial condition and results of operations. Even if we were able to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.

We may also be subject to laboratory regulations in foreign jurisdictions as we seek to expand international utilization of our tests or as such jurisdictions adopt new licensure requirements, which may require review of our tests in order to offer them or may have other limitations such as restrictions on the transport of specimens necessary for us to perform our tests that may limit our ability to make our tests available outside of the U.S. Complying with licensure requirements in new jurisdictions may be expensive, time-consuming and subject us to significant and unanticipated delays.

The MFDS may change its position with respect to its regulation of the laboratory developed tests we offer or may seek to offer in the future, causing us to incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for or reimbursement of our tests.

We are a Korean company engaged in the development and manufacture of in vitro diagnostic medical devices. To operate as a medical device manufacturer in Korea, specifically for in vitro diagnostic medical devices, the company must comply with the In Vitro Diagnostic Medical Devices Act (the “IVD Act”).

Under the IVD Act, manufacturers of in vitro diagnostic medical devices must obtain a manufacturing business license from the Minister of the Ministry of Food and Drug Safety (“MFDS”). The IVD Act mandates that manufacturers maintain proper manufacturing facilities and quality management systems, and comply with requirements regarding container labeling, packaging, and package inserts. Additionally, the IVD Act requires manufacturers to obtain Institutional Review Board (“IRB”) approval for clinical performance studies of in vitro diagnostic medical devices.

Beyond the specific regulations under the IVD Act, Cubebio’s operations as a medical device manufacturer are governed by the Medical Devices Act. The Medical Devices Act imposes various obligations on medical device manufacturers, including advertising-related regulations that require in-advance deliberation from voluntary deliberation agencies, and strict prohibitions on providing economic benefits to healthcare professionals to promote medical device sales.

Our non-invasive screening tests, CEED-Novus test, and certain other tests we offer are regulated and we may seek to commercialize certain of our products in development. Given that our R&D process may involve research using human-derived materials such as urine, Cubebio will also be subject to the Bioethics and Safety Act. This Act prescribes requirements for conducting research using human-derived materials and mandates obtaining written consent from the donors.

As an employer in Korea, Cubebio must comply with various labor-related regulations, including the Labor Standards Act, the Fixed-term Employees Act, and the Temporary Workers Act, which govern matters such as working hours, wage payments, and the use of temporary workers.

Additionally, as a certified venture business and SME, Cubebio currently benefits from various support measures under the Special Act on the Promotion of Venture Businesses (the “Venture Business Act”) and the Framework Act on Small and Medium Enterprises (the “SME Act”), including tax benefits.

Comparably, in the United States, under the FDCA and the FDA’s regulatory framework, in vitro diagnostic devices (IVDs) are a type of medical device that can be used in the diagnosis or detection of diseases, such as cancer, or other conditions. The FDA considers Laboratory Developed Tests (LDTs) to be a subset of IVDs that are designed, manufactured, and used within a single laboratory. Furthermore, in on April 29, 2024, the FDA issued a final rule, effective as of July 5, 2024, to amend its regulations to make explicit that LDTs are devices under the FDCA. Along with this amendment, the FDA is finalizing a policy under which the FDA will provide greater oversight of IVDs offered as LDTs through a phaseout of its general enforcement discretion approach for LDTs over the course of four years, as well as targeted enforcement discretion policies for certain categories of IVDs manufactured by laboratories.

Many of the factors that may cause or lead to a delay in the commencement or completion of clinical studies may also ultimately lead to delay or denial of regulatory clearance or approval. There can be no assurance that our CEED-Novus series tests will be cleared or approved on a timely basis, if at all, nor can there be assurance that the labeling claims cleared or approved by the MFDS. If our non-invasive screening tests are allowed to remain on the market but there is uncertainty about the regulatory status of such tests, if they are labeled investigational by the MFDS, or if labeling claims the MFDS allows us to make are more limited than the claims we currently make, orders or reimbursement may decline.

We expect to rely on third parties to conduct any future studies of our technologies that may be required by the MFDS or other Korean or foreign regulatory bodies, and those third parties may not perform satisfactorily.

We expect to rely on third parties, such as contract research organizations, medical institutions and clinical investigators to conduct studies of our technologies that may be required by the MFDS or other Korean or foreign regulatory bodies. Our reliance on these third parties for clinical development activities will reduce our control over these activities. These third parties may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. Our reliance on these third parties will not relieve us of our requirement to prepare, and ensure our compliance with, various procedures required under good clinical practices, even though third-party contract research organizations may prepare and comply with their own, comparable procedures. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our studies may be extended, delayed, suspended or terminated, the study data may be invalidated, and we may not be able to obtain a required regulatory approval.

Delays in receipt of, or failure to obtain, required MFDS and other relevant and required clearances or approvals for our products in development, or improvements to or expanded indications for our current offerings, could materially delay or prevent us from commercializing or otherwise adversely impact future product commercialization.

Unless otherwise exempted or subject to enforcement discretion, medical devices, which include screening and diagnostic tests, must receive either MFDS and other regulatory approval or clearance before being marketed in South Korea. Our CEED-Novus test may ber egulated by the MFDS as a medical device, and we may develop new tests that are deemed medical devices and require MFDS clearance or approval. The MFDS determines whether a medical device will require either regulatory approval or clearance based on statutory criteria that include the risk associated with the device and whether the device is similar to an existing, legally marketed product. The process to obtain either regulatory approval or clearance will likely be costly, time-consuming, and uncertain. The regulatory approval process is generally more challenging than the clearance process. Even if we design a product that we expect to be eligible for the regulatory clearance process, the MFDS and other regulatory bodies may require that the product undergo the regulatory approval process. There can be no assurance that the MFDS will ever permit us to market any new product that we develop. Even if regulatory approval or clearance is granted, such approval may include significant limitations on indicated uses, which could materially and adversely affect the prospects of any new medical device.

MFDS regulatory approval or clearance is also required for certain enhancements we may make to our CEED-Novus test or future MFDS-approved or - cleared tests. For example, our CEED-Novus test series will require MFDS approval before it can be marketed in South Korea. MFDS approval or clearance may also be required to make changes to the processes, equipment, reagents, and other consumables used in connection with a test. The MFDS’s approval pathway can be time-consuming and costly and there can be no assurance that the MFDS will ultimately approve any premarket approval submitted by us in a timely manner or at all.

In addition, the MFDS’s ability to review and clear or approve new products or changes to existing products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the MFDS’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the MFDS’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, prolonged government shutdowns or global health concerns may prevent or delay the MFDS or other regulatory authorities from conducting, at all or in a timely manner, their regular inspections, reviews, or other regulatory activities (including pre-submission engagements). Any such delay in the ability of the MFDS or other regulatory authorities to timely review and process our regulatory submissions could have a material adverse effect on our business.

Delays in receipt of, or failure to obtain, clearances or approvals could materially delay or prevent us from commercializing our products or result in substantial additional costs that could decrease our profitability. In addition, even if we receive MFDS clearance or approval for a new or enhanced product, the MFDS may condition, withdraw, or materially modify its clearance or approval.

Our products could be subject to recall.

Manufacturers of medical devices must comply with various regulatory requirements under the FDCA and regulations thereunder, including, but not limited to, quality system regulations, unless they are exempt, facility registration, product listing, labeling requirements, and certain post-market surveillance requirements. If we do not meet applicable regulatory or quality standards, our products may be subject to recall, and, under certain circumstances, we may be required to notify applicable regulatory authorities about a recall. Any such recalls could have an adverse effect on our ability to provide the CEED-Novus test, which in turn would adversely affect our financial condition.

International expansion of our business exposes us to business, regulatory, labor, political, operational, financial, liability, compliance, payment collection, and economic risks associated with doing business outside of the U.S. and South Korea

We currently commercialize or plan to commercialize our CEED-Novus tests in South Korea and United States, as well as in East and Southeast Asia through exclusive distribution agreements. Our business strategy incorporates continued international expansion, which includes growing our direct sales and healthcare provider outreach and education capabilities outside of the U.S. and developing our relationships with payers and distributors in foreign markets. Doing business internationally involves a number of risks, including:

●	difficulties in complying with multiple, conflicting, and changing laws and regulations, such as tax laws, export and import restrictions, employment laws, privacy and data protection laws, regulatory requirements and other governmental approvals, permits and licenses, including the changing regulation in Europe with regard to medical device and in vitro diagnostic regulations;

●	significant competition from local and regional product offerings and the fact that products designed for U.S. markets may not be preferred by foreign authorities, payers, medical providers and patients;

●	restrictions or prohibitions of transmitting personal data, including patient data, from foreign jurisdictions to our centralized laboratories in the U.S.;

●	difficulties in staffing and managing foreign operations;

●	difficulties in managing distributor relationships;

●	complexities associated with managing multiple payer reimbursement regimes, public payers, or patient self-pay systems;

●	logistics and regulations associated with shipping urine samples, performing tests locally or complying with local regulations concerning the analysis of urine, including infrastructure conditions and transportation delays;

●	limits in our ability to access or penetrate international markets if we are not able to process tests locally;

●	lack of intellectual property protection in certain markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, lower margins resulting from smaller scale foreign operations, the impact of local and regional financial crises on demand and payment for our tests, and exposure to foreign currency exchange rate fluctuations;

●	natural disasters, political and economic instability, including wars, strikes, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

●	staffing difficulties, funding restrictions, and other difficulties facing medical institutions and payers;

●	regulatory and compliance risks that relate to maintaining accurate information and control over the activities of our sales force and distributors that may fall within the purview of the FCPA, its books and records provisions or its anti-bribery provisions, or similar anti-bribery or anti-corruption laws or regulations, such as the U.K. Anti-bribery Act and the U.K. Criminal Finances Act; and

●	complexity of compliance with local standard contractual requirements to access public customers and payers.

●	challenges associated with operating in diverse cultural and legal environments, including legal restrictions that impact our ability to enter into strategic partnering arrangements;

●	the need to comply with a variety of Korean laws applicable to the conduct of overseas operations, including export control laws and local law requirements;

●	our ability, or reduced ability, to protect our intellectual property in certain countries;

●	potential for longer sales cycles in certain countries;

●	changes in or interpretations of foreign rules and regulations that may adversely affect our or our industry partners’ ability to produce or sell products manufactured using our process technologies or repatriate profits to Korea;

●	economic, political or social instability in foreign countries;

●	difficulties in staffing and managing foreign and geographically dispersed operations

●	changes in demand for products produced using our process technologies in international markets;

●	the imposition of tariffs and other foreign taxes; and

●	the imposition of limitations on, or increase of, withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures.

Any of these factors could significantly harm our current international operations or future international expansion and, consequently, our financial condition and results of operations. Our inability to overcome these obstacles could harm our business, financial condition and operating results. Even if we are successful in managing these obstacles, our industry partners internationally are subject to these same risks and may not be able to manage these obstacles effectively.

Risks Related to Intellectual Properties

If we are unable to obtain and maintain intellectual properties for our technology, or if the scope of the intellectual property protection we obtain is not sufficiently broad, our competitors could develop and commercialize technology and tests similar or identical to ours, and our ability to successfully commercialize our products may be impaired.

Our ability to compete successfully will depend in part on our ability to obtain and enforce patent protection for our products, preserve our trade secrets, and operate without infringing the proprietary rights of third parties. Filing, prosecuting, and defending patents on our products and other technologies in all countries throughout the world would be prohibitively expensive and time-consuming, and the laws of some foreign countries may not protect our rights to the same extent as the laws of the United States and South Korea. We may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patents or patent applications at a reasonable cost or in a timely manner, or in all jurisdictions, or at all, or may choose not to do any of the foregoing. Furthermore, in some cases, we have only filed provisional patent applications to the Korean Intellectual Property Office (KIPO) on certain aspects of our products and technologies and each of these provisional patent applications, or any future provisional patent application on certain aspects of our products and technologies, is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. In cases where we have not obtained, or decided no to obtain, patent protection for certain of our inventions, we may not be able to prevent third parties from practicing our inventions or from selling or importing tests made using our inventions in and into our targeting sales regions including the United States.

We rely on strategic collaborative and licensing arrangements with third parties to develop critical intellectual property. We may not be able to successfully establish and maintain such intellectual property.

We have licensing agreements with other partners that provide us with intellectual property and other business rights crucial to our product development and commercialization. We have incorporated licensed technology into our CEED-Novus test and expect to continue relying on, and incorporating, licensed technology into our pipeline products. Our dependence on licensing, collaboration, and other similar agreements with third parties may subject us to a number of risks. There can be no assurance that any current contractual arrangements between us and third parties or between our strategic partners and other third parties will be continued on materially similar terms and will not be breached or terminated early. Any failure to obtain or retain the rights to necessary technologies on acceptable commercial terms could require us to re-configure our products and services, which could negatively impact their commercial sale or increase the associated costs, either of which could materially harm our business and adversely affect our future revenues and ability to achieve sustained profitability.

In addition, establishing new strategic collaborations and licensing arrangements is difficult and time-consuming. Discussions with potential collaborators or licensors may not lead to the establishment of collaborations on favorable terms, if at all. To the extent we agree to work exclusively with one collaborator in a given area, our opportunities to collaborate with other entities could be limited. Potential collaborators or licensors may reject collaborations with us based upon their assessment of our financial, regulatory, or intellectual property position or other factors. Even if we successfully establish new collaborations, these relationships may never result in the successful commercialization of any product or service. In addition, the success of the projects that require collaboration with third parties will be dependent on the continued success of such collaborators. There is no guarantee that our collaborators will continue to be successful and, as a result, we may expend considerable time and resources developing products or services that will not ultimately be commercialized.

We may be subject to substantial costs and liability or be prevented from using technologies incorporated in our screening or diagnostic tests as a result of litigation or other proceedings relating to patent or other intellectual property rights.

Third parties may assert infringement, or other intellectual property claims against our licensors, our licensees, our suppliers, our strategic partners, or us. We pursue a patent strategy that we believe provides us with a competitive advantage in the non-invasive early detection of cancer and is designed to maximize our patent protection against third parties. In order to protect or enforce our patent and other intellectual property rights, we may have to initiate actions against third parties. Any actions regarding patents could be costly and time consuming and divert the attention of our management and key personnel from our business. Additionally, such actions could result in challenges to the validity, enforceability, or applicability of our patents.

Because the U.S. Patent and Trademark Office (“USPTO”) and similar bodies in other countries established within the same purpose maintain patent applications in secrecy until a patent application publishes or the patent is issued, we have no way of knowing if others may have filed patent applications covering technologies used by our partners or us. Additionally, there may be third-party patents, patent applications, and other intellectual property relevant to our technologies that may block or compete with our technologies. From time to time we have received correspondence from third parties claiming to hold intellectual property rights that could block our development or commercialization of products. While none of these inquiries to date have had any material effect on us, we may receive inquiries in the future that could have a material effect on our business. Even if third-party claims are without merit, defending a lawsuit may result in substantial expense to us and may divert the attention of management and key personnel. In addition, we cannot provide assurance that we will prevail in any such suits to the extent necessary to conduct our business according to our strategic plan or that the damages or other remedies, if any, awarded against us would not be substantial. Claims of intellectual property infringement may require that we, or our strategic partners, enter into royalty or license agreements with third parties that may only be available on unacceptable terms, if at all. These claims may also result in injunctions against the further development and commercial sale of services or products containing our technologies, which would have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to protect or enforce our intellectual property effectively, we may be unable to prevent third parties from using our intellectual property, which would impair any competitive advantage we may otherwise have.

We rely on patent protection as well as a combination of trademark, copyright, and trade secret protection and other contractual restrictions to protect our proprietary technologies and other intellectual property rights, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us and we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property, which may not be entirely successful, if at all.

We cannot assure you that any of our currently pending or future patent applications will result in issued patents, and we cannot predict how long it will take for any such patents to be issued. Further, we cannot assure you that other parties will not challenge any patents issued to us or that courts or regulatory agencies will hold our patents to be valid or enforceable. We may be in the future, the subject of pre- or post- grant proceedings challenges at the USPTO or international patent offices to determine priority of invention or validity of a patent, which could result in substantial cost to us as well as a possible adverse decision as to the priority of invention or validity of the patent involved. An adverse decision in any such challenge may result in the loss of rights under a patent or patent application. We cannot guarantee that we will be successful in defending challenges made against our patents and patent applications. Any successful third-party challenge to our patents could result in co-ownership of such patents with the third party or the unenforceability or invalidity of such patents.

Even where we have valid patents, third parties may be able to successfully design their products and services around those patents, such that their products and services do not infringe our patents. We may face competition internationally in jurisdictions where we do not have intellectual property protection. Our business may be adversely affected to the extent third parties are able to develop or commercialize competing products and services that do not infringe our patents. We may also be adversely affected to the extent third parties develop or commercialize competing products or services in countries where we did not apply for patents, where our patents have not issued, or where our intellectual property rights are not recognized or are poorly enforced.

We depend on trademarks to establish a market identity for our company and our products and services. To maintain the value of our trademarks, we may have to file lawsuits against third parties to prevent them from using trademarks confusingly similar to or dilutive of our registered or unregistered trademarks. We also may not obtain registrations for our pending or future trademark applications and might have to defend our registered trademarks and pending applications from challenges by third parties. Enforcing or defending our registered and unregistered trademarks might result in significant litigation costs and, if we are unsuccessful, might result in damages, including the inability to continue using certain trademarks.

If patent regulations or standards are modified, such changes could have a negative impact on our business.

From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress, or the USPTO may change the standards of patentability and validity of patents within the cancer screening and diagnostics space, and any such changes could have a negative impact on our business.

In December 2014 and again in 2019, the USPTO published revised guidelines for patent examiners to apply when examining process claims that narrow the scope of patentable subject matter. While these guidelines may be subject to review and modification by the USPTO over time, we cannot assure you that our patent portfolio will not be negatively impacted by the decisions mentioned above, rulings in other cases, or changes in guidance or procedures issued by the USPTO.

Several decisions from the U.S. Supreme Court regarding patentable subject matter are of particular relevance to patents in the medical diagnostics space. The 2012 decision in Mayo Collaborative v. Prometheus Laboratories (Prometheus) concerns patent claims directed to optimizing the amount of drug administered to a specific patient based on certain diagnostic measurements. The Supreme Court held that the applicable patent’s claims were directed to a law of nature (i.e., a natural correlation between drug levels and efficacy or toxicity) and failed to incorporate a sufficiently inventive concept above and beyond routine and conventional method steps to allow the claimed methods of treatment to qualify as patent eligible. The 2013 decision in Association for Molecular Pathology v. Myriad Genetics (Myriad) concerns the patentability of isolated DNA sequences that were related to methods of diagnosing genetic predisposition to cancer. The Supreme Court held that isolated fragments of naturally occurring genetic material are not patent eligible, but non-naturally occurring fragments can be patented. The 2014 decision in Alice Corporation Pty. Ltd. v. CLS Bank International (Alice) concerns a computer-implemented, electronic escrow service for facilitating financial transactions. The Supreme Court held that an abstract idea could not be patented just because it is implemented on a computer, thus providing guidance on the patentability of computer-implemented applications such as our products. Our efforts to seek patent protection for our technologies and products may be negatively impacted by the Prometheus, Myriad, and Alice decisions, rulings in other cases, or guidance or procedures issued by the USPTO or authorities in other jurisdictions.

We cannot fully predict the impact of the Prometheus, Myriad, and Alice decisions or other decisions that have been made or in the future may be made by other authorities on our ability, or the ability generally of genomic testing, biopharmaceutical, or other companies, to obtain or enforce patents relating to DNA, genes, genomic-related discoveries, or computer-implemented tests, including such tests that use machine learning or rely on software pipelines, in the future, as the contours of whether claims are patent eligible, or recite laws of nature, natural phenomena, natural products, or abstract ideas are not clear and may take years to develop via interpretation at the USPTO and in the courts. There are many previously issued patents claiming nucleic acids and diagnostic methods based on natural correlations that issued before these recent Supreme Court decisions and, although many of these patents may be invalid under the standards set forth in these decisions, these patents are presumed valid and enforceable until they are successfully challenged. Thus, third parties holding these patents could allege that we infringe, or request that we obtain a license under, these patents, even if these patents are not likely enforceable under current U.S. laws. Whether based on patents issued prior to or after these Supreme Court decisions, we could be forced to defend against claims of patent infringement or obtain license rights, if available on commercially reasonable terms or at all, under these patents. In jurisdictions other than the United States, gene-related patent claims may remain valid and may be enforced against us.

Further, the U.S. Congress has periodically sought to pass bills concerning subject matter eligible for patent protection. We cannot fully predict the impact that such new laws may have on our ability to obtain patent protection on our products and technologies, and our ability to operate in view of the patents controlled by third parties.

Additional substantive changes to patent law, whether new or associated with the America Invents Act - which substantially revised the U.S. patent system - may affect our ability to obtain, enforce or defend our patents. Accordingly, it is not clear what, if any, impact these substantive changes will ultimately have on the cost of prosecuting our patent applications, our ability to obtain patents based on our discoveries, and our ability to enforce or defend our issued patents, all of which could have a material adverse effect on our business.

Risk Factors Relating to PubCo

If PubCo ceases to qualify as a foreign private issuer, it would be required to convert the financials to U.S. GAAP from IFRS in order comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. In addition, PubCo would be required to report its financial statements in accordance with U.S. GAAP, which could result in significant additional expenses and impact PubCo’s financial results due to the change in accounting framework. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of Mountain Crest may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a Foreign Private Issuer PubCo is exempt from certain corporate governance standards applicable to US domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to PubCo’s securities;

●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in PubCo’s Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for PubCo’s Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

A potential failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on PubCo’s business, financial condition, and results of operations. PubCo may be unable to accurately report PubCo’s financial results or prevent fraud if PubCo cannot maintain an effective system of internal controls over PubCo’s financial reporting.

PubCo will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the “SEC,” as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. PubCo will be an “emerging growth company,” and are expected to first include a management report on PubCo’s internal controls over financial reporting in PubCo’s annual report in the PubCo’s second annual report after the close of the business combination. PubCo’s management may conclude that PubCo’s internal controls over PubCo’s financial reporting are not effective, and PubCo’s reporting obligations as a public company will place a significant strain on PubCo’s management, operational and financial resources, and systems for the foreseeable future, which will increase PubCo’s operating expenses.

More specifically, we may need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

The establishment of effective internal controls over financial reporting is necessary for PubCo to produce reliable financial reports and is important to help prevent fraud. PubCo’s failure to achieve and maintain effective internal controls over financial reporting could consequently result in the loss of investor confidence in the reliability of PubCo’s financial statements, which in turn could harm PubCo’s business and negatively impact the trading price of PubCo’s stock. We anticipate that Pubco will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Cubebio identified material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of Cubebio’s financial statements and have other adverse consequences.

Cubebio has identified material weaknesses in its internal control over financial reporting as of December 31, 2023 which relate to: (a) Cubebio did not have sufficient skilled personnel with requisite IFRS reporting knowledge and experience, (b) Cubebio did not have sufficient entity level controls and financial reporting policies and procedures including segregation of duties that are commensurate with IFRS reporting requirements, (c) the design and operation of Cubebio’s information technology general controls and (d) the design, implementation and operation for process level control activities

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Cubebio’s respective financial statements will not be prevented or detected on a timely basis. These deficiencies could result in additional misstatements to Cubebio’s financial statements that would be material and would not be prevented or detected on a timely basis.

Cubebio’s management has concluded that these material weaknesses in Cubebio’s internal control over financial reporting are due to the fact that, prior to this proxy statement, Cubebio was a private company with limited resources and did not have the necessary business processes and related internal control formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee Cubebio’s business processes and controls surrounding information technology general controls and Cubebio’s closing and financial reporting processes.

To remediate the material weaknesses described above, Cubebio’s management plans to (a) continue to establish a comprehensive and effective internal control system with the assistance from third-party consulting firm which shall provide relevant professional advisory services; (b) continue to assess Cube Bio’s standardized processes to further enhance the effectiveness of Cubebio’s financial review, including the analysis and monitoring of financial information in a consistent and thorough manner; (c) hire internal personnel and external advisors with relevant public reporting experience and conduct training for Cubebio’s personnel in IFRS reporting requirements; (d) implement Enterprise Resource Planning (ERP) systems and financial solution, which will allow personnel to implement workflow controls; and (e) improve the review process including the documentation of the assessment of the transactions and the engagement of external advisors to review management’s accounting analysis.

If not remediated, these material weaknesses could result in further material misstatements to Cubebio’s annual or interim financial statements that would not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If Cubebio is unable to assert that its internal control over financial reporting is effective, or when required in the future, if PubCo’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of PubCo’s financial reports, the market price of PubCo Common Stock could be adversely affected and PubCo could become subject to litigation or investigations by the Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

The directors and officers of Pubco will own [*]% of PubCo’s Ordinary Shares following the closing of the Business Combination.

The directors and officers of Pubco will own [*] Ordinary Shares representing [*]% of PubCo following the closing of the Business Combination, assuming no additional shares of Mountain Crest common stock are redeemed. The directors and officers of Pubco will own [*] Ordinary Shares representing [*]% of PubCo following the closing of the Business Combination, assuming [*] additional shares of Mountain Crest common stock are redeemed. Accordingly, following the closing of the Business Combination and directors and officers of PubCo, if they vote together as a group may be able to approve matters submitted to a vote of shareholders of PubCo provide such matter only requires a simple majority of PubCo shareholders to approve.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. PubCo’s directors have discretion under its articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Future changes to U.S. and non-U.S. tax laws could adversely affect PubCo.

The U.S. Congress and other government agencies in jurisdictions where PubCo and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which PubCo and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect PubCo and its affiliates.

Mountain Crest may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in connection with redemptions after December 31, 2022.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, imposes a 1% excise tax on any publicly traded domestic corporation that repurchases its stock after December 31, 2022 (the “Excise Tax”). The Excise Tax is imposed on the fair market value of the repurchased stock, with certain exceptions. Because we are a Delaware corporation and because Mountain Crest’s securities trade on Over-the-Counter Market, we are a “covered corporation” within the meaning of the Inflation Reduction Act. While not free from doubt, absent any further guidance from the U.S. Department of the Treasury (the “Treasury”), who has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax, the Excise Tax may apply to any redemptions after December 31, 2022, including redemptions in connection with the Business Combination, unless an exemption is available. Generally, issuances of securities in connection with an initial business combination transaction (including any PIPE transaction at the time of an initial business combination), as well as any other issuances of securities not in connection with an initial business combination, would be expected to reduce the amount of the Excise Tax in connection with redemptions occurring in the same calendar year. However, because PubCo, and not Mountain Crest, will be issuing securities in connection with the Business Combination, such issuances are not expected to qualify to reduce the amount of the Excise Tax. In addition, the Excise Tax would be payable by us, and not by the redeeming holder. Further, based on recently issued interim guidance from the IRS and Treasury, subject to certain exceptions, the Excise Tax should not apply in the event of Mountain Crest’s liquidation.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of PubCo’s income or other tax returns could adversely affect its financial condition and results of operations.

PubCo may be subject to income taxes, and its tax liabilities will be subject to the allocation of expenses in differing jurisdictions. PubCo’s future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	tax effects of stock-based compensation;

●	costs related to intercompany restructurings;

●	changes in tax laws, regulations or interpretations thereof; or

●	lower than anticipated future earnings in jurisdictions where PubCo has lower statutory tax rates and higher than anticipated future earnings in jurisdictions where it has higher statutory tax rates.

In addition, PubCo may be subject to audits of its income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on PubCo’s financial condition and results of operations.

The IRS may not agree that PubCo should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, PubCo, which is incorporated under and governed by the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains rules that may cause a non-U.S. corporation to, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If PubCo were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial U.S. tax liability, in addition to tax liability in its country of residence, and the gross amount of any dividend payments to its Non-U.S. Holders could be subject to U.S. withholding tax.

As more fully described in the section titled “Material U.S. Federal Income Tax Consequences — Tax Residence of PubCo for U.S. Federal Income Tax Purposes,” PubCo is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes. However, whether the requirements for such treatment have been satisfied must be finally determined at the completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Further, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court in the event of litigation.

If PubCo were a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. Holders of PubCo Ordinary Shares could be subject to adverse United States federal income tax consequences.

If PubCo is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences — U.S. Holders”) holds PubCo Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. PubCo has not made a determination as to whether it currently is, or in the future may become, a PFIC, but there is a possibility that it may be classified as a PFIC for its taxable year that includes the date of the Business Combination or in the foreseeable future. There can be no assurance that PubCo will not be treated as a PFIC for any taxable year.

If PubCo were treated as a PFIC, a U.S. Holder of PubCo Ordinary Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a qualified electing fund (“QEF”) or a mark-to-market election) may be available to U.S. Holders of PubCo Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment. If PubCo determines it or any of its subsidiaries is a PFIC for any taxable year, upon written request, PubCo will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a “qualified electing fund” election.

Risks Related to South Korea and countries we operate

If economic and political conditions in South Korea deteriorate, our current business and future growth could be materially and adversely affected.

We are headquartered in South Korea and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent in large part on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and in 2021, the Korean and global economies were affected as a result of the COVID-19 pandemic. As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. Recently, the South Korean political environment experienced intense instability due principally to the passing of the impeachment bill by the National Assembly of the Republic of Korea, the parliament to impeach the President of South Korea, Yoon Suk Yeol in connection to the martial law. The country’s current Prime Minister Han Duck-Soo is serving as the Acting President. For an impeachment motion against a sitting president to pass, a two-thirds majority of the National Assembly – 200 out of 300 members – must vote in favor. Once passed, the individual is immediately suspended from their duties pending a ruling by the Constitutional Court of Korea. The Constitutional Court of Korea has 180 days from the passage of the impeachment motion to review it. If the court takes the full 180 days to decide and removes President Yoon from office, a new election will take place by August 11, 2025 at the latest. South Korea’s political environment has historically influenced, and continues to influence, the performance of the country’s economy, and uncertainty regarding political developments and the policies the federal government may adopt or alter may have material adverse effects on the macroeconomic environment in South Korea, as well as on businesses operating in South Korea, including ours. Political and economic instabilities may result in currency fluctuations, a negative perception of the South Korean economy and an increase in the volatility of the South Korean capital markets, which can also adversely affect our business. Any recurrent economic instability and political uncertainty may adversely affect our business and have a material adverse effect on us.

The Korean economy is closely tied to, and is affected by developments in, the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, and the COVID-19 pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to liquidity and credit concerns and volatility in the global financial markets, the value of the Korean Won relative to the U.S. dollar and other foreign currencies and the stock prices of Korean companies have fluctuated significantly in recent years. Further declines in the Korea Composite Stock Price Index, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy or the global economy could adversely affect our business, financial condition, and results of operations.

Potential developments that could have an adverse impact on Korea’s economy include:

●	adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe, and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

●	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Korean Won, the U.S. dollar, the euro or other exchange rates, or the revaluation of the Chinese Renminbi), interest rates, inflation rates, or stock markets;

●	increased sovereign default risk of select countries and the resulting adverse effects on the global financial markets;

●	a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

●	investigations of large Korean business groups and their senior management for possible misconduct;

●	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

●	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown in the growth of China’s economy, which is one of Korea’s most important export markets;

●	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

●	social or labor unrest;

●	substantial changes in the market prices of Korean real estate;

●	a decrease in tax revenue and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation, and other economic and social programs that, together, would lead to an increased government budget deficit;

●	financial problems or lack of progress in the restructuring of certain Korean conglomerates, certain other large troubled companies, or their suppliers;

●	loss of investor confidence leading to delayed grants or funds arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

●	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

●	geopolitical uncertainty and risk of further attacks by terrorist groups around the world;

●	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

●	political uncertainty or increasing strife among or within political parties in Korea;

●	hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or increase in the price of oil;

●	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States;

●	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets;

●	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and

●	changes in financial regulations in Korea.

Increased tensions with North Korea could adversely affect the South Korean economy and, consequently, our results of operations and financial condition in the future.

Relations between South Korea and North Korea have been tense throughout South Korea’s modern history. The level of tension between the two countries has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns stemming from North Korea’s nuclear weapons and ballistic missile programs and its hostile military actions against Korea.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings were held between the two nations in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019 (held at the Korean Demilitarized Zone), North Korea has since resumed its missile testing, heightening tensions, and the outlook of such discussions remains uncertain. As such, there can be no assurance that the level of tension on the Korean peninsula will not escalate further in the future. Any such further increase in tensions, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts between South Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the South Korean economy and on our business, prospects, financial condition and results of operations and could lead to a decline in the market value of the securities of PubCo.

Increased tensions between United States and China might adversely affect our future business plans and operations.

China is the one of the closest countries to Korea geographically and economically. Based on the Korea International Trade Association (KITA), China shows the highest trade amount in import and export towards Korea. The second highest is United States which is also very important to Korea in numerous perspectives.

The diplomatic relationship between these 2 important countries seems to deteriorate since the first incident arose from the surface between them, the Trade war in 2018. Since then, both countries are imposing staggering tariff and taxes towards key export items to each other. The consequence of this war is influencing the targeted industry even until now and the target seem to broaden to other industries like biotech in the future. In the United States, the Biosecure Act have passed the Congress recently. The major purpose of this Act is to prohibit the US government and its controlled entities from contracting with specific companies within the pharmaceutical and bio-technology industry. In detail, the Act specifically mentioned Chinese companies such as BGI Genomics and WuXi AppTec which should be avoided to sign any agreements. Despite the Act only mentioning US government or its related entities to oblige, the message is clear to all the biotech companies.

For years, we met numerous companies and their business suggestions from China and the Greater China region since the Chinese market is charming for us considering they share similar culture and geographical advantage. We are maintaining good relationship with our Hong Kong partner Jacobson Pharma Group and keep putting effort to develop the China mainland in the near future. Aforementioned diplomatic crisis can negatively influence our business targeting China to be postponed or even suspended.

The armed conflict between Russia and Ukraine, including sanctions and tensions between the United States along with several other countries and Russia, may adversely affect the results of our operations.

On February 24, 2022, Russia launched an invasion into Ukraine, which has escalated global tensions between the United States and NATO countries against Russia. Multiple economic sanctions against Russia have been imposed by many countries worldwide which has impacted the global economy as many commercial, industrial and financial businesses are closing operations in Russia. Trade restrictions imposed on Russia have led to increasing prices of oil, fluctuation in commodities markets and destabilizing many foreign currencies exchange rates.

Further escalation of conflict can lead to severe constraints on global supply chains such as logistics obstructions, raw material price increases and shortages, and higher energy costs. Disruptions in global supply chains can adversely affect our ability to manufacture and deliver products to our customers.

We met a promising business partner from Russia in 2019 and were suggested a massive-scale contract. After numerous discussions, we agreed to major business conditions and signed a mutual distribution contract with the partner in November 2021. After three months, the Russian government started a tragic war and all the business we were endeavoring were suspended. More than three years has passed since the incident and the Russian partner may be ready to resume the business. Considering the amount of business, our management may seriously consider developing the relationship. Thus, the cold diplomatic relationship between Russia and other democratic nations can influence our business in Russia in various perspectives.

It may be difficult or impossible to enforce judgments of courts of the United States and other jurisdictions against us.

All of our directors and officers and other persons named in this document reside outside the United States, and a substantial majority of our assets and the personal assets of such persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process on, or to enforce judgments of United States courts against them or us based on the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

Changes in South Korea’s customs, import and export laws and foreign policy, may have an adverse effect on our financial condition and results of operations.

Our business depends significantly on Korea’s customs and foreign exchange laws and regulations, including import and export laws, as well as on fiscal and foreign policies. In the past we have benefited from, and now currently benefit from, certain customs and tax benefits granted by Korean laws, such as free trade zones which incentivizes the import of machinery and equipment by providing tax breaks, as well as from Korean foreign policy, such as free trade agreements with countries like the United States. As a result, our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, foreign policy or customs and foreign exchange laws and regulations. We cannot predict what policies the Korean government will adopt and whether those policies would have a negative impact on the Korean economy or on our business and financial performance in the future.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in South Korea could adversely affect our results of operations and financial condition in the future.

New tax laws and regulations, and uncertainties with respect to future tax policies pose risks to us. Changes in tax-related laws and regulations, and interpretations thereof, can create additional tax burdens on us and our businesses by increasing tax rates and fees, creating new taxes, limiting tax deductions, and/or eliminating tax-based incentives and non-taxed income. In addition, tax authorities and competent courts may interpret tax regulations differently than us, which could result in tax litigation and associated costs and penalties in part due to the novelty and complexity of new regulation.

The ongoing 2024 South Korean Medical Crisis caused by doctors’ strike have impacted the South Korean medical industry and this impact could disturb our plans for clinical investigations as well as sales by influencing the number of patients medical facilities accommodate, which in turn can affect and impair our business abilities.

Seeking to address the country’s shortage of doctors, the South Korean government proposed a change intended to increase the number of medical practitioners nationwide. Then, thousands of doctors left their posts. February 20, 2024, marked the beginning of a major walkout of junior doctors. The move protested the government’s announced plan to increase the annual medical school admission quota by 2,000 students for the next ten years. Now, eight months later, the medical community and the government remain in a long-term standoff with no resolution in sight. While private hospitals and clinics are generally less affected, the recent escalation has the potential to impact these medical institutions and limit weekend access.

The current situation in the healthcare industry is that South Korea’s pharmaceutical and biotech industries delivered strong performance in the first half of this year, not being negatively affected by the strike. However, as the strike prolongs, the possibility of a negative impact on the industry grows. The decline in the revenue of the large-scale hospitals will lead to hesitation and decrease of purchases for consumable products such as in-vitro diagnostics testing products like ours.

The shortage of junior doctors is forcing senior doctors to get more involved in direct patient care and the aggravated burden may affect the participation and engagement of the doctors and clinical staff overall. With a limited working force in the hospitals, there inevitably are less patients in quantity, meaning less subject population recruitable for clinical trials. Such interruption in gathering clinical trial subjects may have adverse influence in pursuing clinical trial for our future products.

These factors may negatively affect and destruct both our sales and future product development process.

If payers of South Korea, including Korean National Health Insurance (NHI) do not approve and maintain reimbursement for our tests at adequate reimbursement rates, our commercial success may be compromised.

The Ministry of Health and Welfare of Korea has implemented a variety of social security programs to ensure a basic standard of living and to raise the overall quality of life for all citizens. The Korean social security system provides social insurance, public assistance, and social welfare services. The health security system in Korea has two components: mandatory social health insurance and medical aid. The National Health Insurance (NHI) system provides healthcare coverage to all citizens. The medical aid program is a form of public assistance that uses government subsidies to provide low-income groups with healthcare services.

Because majority of Koreans are accustomed to paying minimum medical fees of under $10 by relying on the government reimbursement, the customer price we set may not be appealing to the public to get screening tests in an asymptomatic state, especially when certain age groups are supported with free examinations for certain cancer types already. Thus, it is important for us to achieve reimbursement rate from Korean National Health Insurance (NHI) adequate enough to persuade the potential examinees. If our CEED-Novus series and future products fail to receive reimbursement or an adequate reimbursement rate by Korean National Health Insurance (NHI), it may impact our ability to generate revenue in South Korea. And if the reimbursement rates for our tests don’t meet the expected and adequate rate, it will be up whether the private payers reimburse the remaining price of our products and thus this factor will also affect the success of our business in South Korea.

Risks Related to Mountain Crest and the Business Combination

Mountain Crest will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination by November 16, 2025, or as otherwise set forth in the Mountain Crest Charter. In the event of a liquidation, Mountain Crest’s public stockholders are expected to receive $[___] per share (before deducting estimated taxes payable).

If Mountain Crest is unable to consummate the Business Combination or an initial business combination by November 16, 2025, or as otherwise set forth in the Mountain Crest Charter, and is forced to liquidate, the per share liquidation distribution is expected to be $[_____] (before deducting estimated taxes payable).

The Mountain Crest Board has approved (1) an amendment to the Mountain Crest Charter to extend the Combination Period from February 16, 2024 to November 16, 2024 and (2) to submit such proposed amendment to the Mountain Crest Charter to Mountain Crest’s stockholders for approval. On August 21, 2024, Mountain Crest’s stockholders approved an amendment to the Mountain Crest Charter extending the Combination Period from February 16, 2024 to November 16, 2024. On November 8, 2024, Mountain Crest held an annual meeting of stockholders (the “Annual Meeting”), in which the stockholders approved Amendment No. 4 to their Amended and Restated Certificate of Incorporation (the “Charter”). This amendment extends the deadline for completing an initial business combination to November 16, 2025.

The Company’s securities were delisted from Nasdaq. Accordingly, the Company’s common stock are deemed a “penny” stock and the Company is subject to the requirements of Rule 419. This may adversely affect the liquidity and trading of our securities and may impact our ability to complete a business combination.

The Company’s common stock and public rights were delisted from Nasdaq on November 21, 2024, pursuant to Nasdaq IM-5101-2 which requires that the Company, a special purpose acquisition company, complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement, which, in the case of the Company, was November 12, 2024. The Company did not complete an initial business combination by November 12, 2024 and as a result the Company’s securities were delisted from Nasdaq. The Company’s securities commenced trading on the Over-the-Counter Market on November 21, 2024. As a result the Company could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Additionally, the Company’s securities are subject to the regulations of the SEC relating to the market for “penny stocks.” Under Rule 419 of the Securities Act, the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Under Rule 3a51-1, the term “penny stock” means any equity security, unless it fits within certain enumerated exclusions including being listed on a national securities exchange, such as Nasdaq (Rule 3a51-1(a)(2)) (the “Exchange Rule”). The Company currently relies on the Exchange Rule to not be deemed a penny stock issuer (and consequently a “blank check company” under Rule 419). If the Company is deemed a “blank check company” as defined under Rule 419, it may become subject to additional restrictions on the trading of its securities. Among those restrictions is that brokers trading in the securities of a blank check company under Rule 419 adhere to more stringent rules, including being subject to the depository requirements of Rule 419.

The “penny stock” rules are burdensome and may reduce the trading activity for shares of the Company’s common stock. For example, brokers trading in shares of the Company’s common stock would be required to deliver a standardized risk disclosure document, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to effecting a transaction in a penny stock not otherwise exempt from those rules, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. If the Company’s common stock is a “penny stock,” these disclosure requirements may have the effect of reducing the trading activity in the secondary market for the Company’s common stock. If the shares of the Company’s common stock are subject to the “penny stock” rules, the holders of such shares of the Company’s common stock may find it more difficult to sell their shares. Since the Company’s securities are trading on the OTC Market, the Company and its stockholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Company’s securities, which may limit your ability to determine the price of the Company’s securities in a timely manner;

●	reduced liquidity for the Company’s securities, which may impact your ability to sell the Company’s securities;

●	as discussed above, a determination that the Company’s common stock is a “penny stock” which will require brokers trading in the Company’s common stock to adhere to more stringent rules, including being subject to the depository requirements of Rule 419 of the Securities Act, and possibly resulting in a reduced level of trading activity in the secondary trading market for shares of the Company’s common stock; and

●	a decreased ability to issue additional securities or obtain additional financing in the future, which may adversely impact the Company’s efforts to consummate a Business Combination and otherwise continue its operations.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since the Company’s common stock and public rights are not listed on Nasdaq, such securities do not qualify as covered securities under such statute and the Company is subject to regulation in each state in which it offers its securities.

There is no guarantee that a stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

Mountain Crest can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the stock price of the Combined Company and may result in a lower value realized upon redemption than a stockholder of Mountain Crest might realize in the future had the stockholder not redeemed its Public Shares. Similarly, if a stockholder does not redeem its Public Shares, the stockholder will bear the risk of ownership of the PubCo Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its PubCo Ordinary Shares in the future for a greater amount than the redemption price paid in connection with the redemption of the Public Shares in connection with the consummation of the Business Combination. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

You must tender your shares of Mountain Crest Common Stock in order to validly seek redemption at the Special Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Continental or to deliver your shares of Mountain Crest Common Stock to Continental electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Special Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once a Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the Business Combination.

If third parties bring claims against Mountain Crest, the proceeds held in the Trust Account could be reduced and the per share liquidation price received by Mountain Crest’s stockholders may be less than $11.35 (before deducting estimated taxes payable).

Mountain Crest’s deposit of funds in the Trust Account may not protect those funds from third-party claims against Mountain Crest. Although Mountain Crest has received from many of the vendors and service providers (other than its independent registered public accounting firm) with which it does business and prospective target business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Mountain Crest’s public stockholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Mountain Crest’s public stockholders. If Mountain Crest liquidates the Trust Account before the consummation of a Business Combination and distributes the proceeds held therein to its public stockholders, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business or claims of vendors or other entities that are owed money by Mountain Crest for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, Mountain Crest cannot assure you that the Sponsor will be able to meet such obligation. Therefore, the per share distribution from the Trust Account for Mountain Crest’s stockholders may be less than $11.35 (before deducting estimated taxes payable) due to such claims.

Additionally, if Mountain Crest is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Mountain Crest’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Mountain Crest’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Mountain Crest may not be able to return $11.35 (before deducting estimated taxes payable) to Mountain Crest’s public stockholders.

Any distributions received by Mountain Crest’s stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Mountain Crest was unable to pay its debts as they became due in the ordinary course of business.

The Mountain Crest Charter provides that Mountain Crest will continue in existence only until November 16, 2025. If Mountain Crest is unable to consummate the Business Combination or an initial business combination within the required time period, upon notice from Mountain Crest, the trustee of the Trust Account will distribute the amount in the Trust Account to Mountain Crest’s public stockholders. Concurrently, Mountain Crest shall pay, or reserve for payment, from funds not held in the Trust Account, its liabilities and obligations, although Mountain Crest cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the Trust Account for such purpose, the Sponsor have contractually agreed that, if Mountain Crest liquidates prior to the consummation of the Business Combination or a an initial business combination, it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business or claims of vendors or other entities that are owed money by Mountain Crest for services rendered or contracted for or products sold to it, but only if such a vendor or prospective target business does not execute a waiver in or to any monies held in the Trust Account. However, Mountain Crest may not properly assess all claims that may be potentially brought against us. As such, Mountain Crest’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Mountain Crest’s stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from the Mountain Crest stockholders’ amounts owed to them by us.

If, after Mountain Crest distributes the proceeds in the Trust Account to Mountain Crest’s public stockholders, Mountain Crest files a bankruptcy petition or an involuntary bankruptcy petition is filed against Mountain Crest that is not dismissed, any distributions received by Mountain Crest’s stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the Mountain Crest’s stockholders. In addition, Mountain Crest Board may be viewed as having breached its fiduciary duty to Mountain Crest’s creditors and/or having acted in bad faith, thereby exposing itself and Mountain Crest to claims of punitive damages, by paying Mountain Crest’s public stockholders from the Trust Account prior to addressing the claims of creditors.

If Mountain Crest’s due diligence investigation of Cubebio was inadequate, then Mountain Crest’s stockholders following the consummation of the Business Combination could lose some or all of their investment.

Even though Mountain Crest conducted a due diligence investigation of Cubebio, it cannot be sure that this due diligence uncovered all material issues that may be present inside the company or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Cubebio and its business and outside of its control will not later arise.

Because the Combined Company will become a public reporting company by means other than a traditional underwritten initial public offering, the Combined Company’s shareholders may face additional risks and uncertainties.

Because the Combined Company will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the PubCo Ordinary Shares, and, accordingly, the Combined Company’s shareholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling the PubCo Ordinary Shares, Mountain Crest’s stockholders must rely on the information included in this proxy statement/prospectus. Although Mountain Crest performed a due diligence review and investigation of Cubebio in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in the Combined Company because it may not have uncovered facts that would be important to a potential investor.

In addition, because the Combined Company will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of the Combined Company. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of the Combined Company than they might if the Combined Company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Combined Company as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the PubCo Ordinary Shares could have an adverse effect on the Combined Company’s ability to develop a liquid market for the PubCo Ordinary Shares. See “— Risks Related to the PubCo Ordinary Shares — If securities or industry analysts do not publish research or reports about the Combined Company, or publish negative reports, the Combined Company’s stock price and trading volume could decline.”

The Initial Stockholders and Chardan have agreed to vote in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus, regardless of how Mountain Crest’s public stockholders vote.

Unlike many other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the company’s public stockholders in connection with an initial business combination, the Initial Stockholders have agreed to vote any shares of Mountain Crest Common Stock owned by them in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the Initial Stockholders and Chardan own 52.4% of the issued and outstanding shares of Mountain Crest Common Stock. The Initial Stockholders and Chardan have agreed to vote any shares of Mountain Crest Common Stock owned by them in favor of the Business Combination Proposal and, accordingly, Mountain Crest would not need any Public Shares to be voted in favor of the Business Combination Proposal in order to have them approved (assuming that only a quorum was present at the meeting). As a result, it is more likely that the necessary stockholder approval will be received for the Business Combination Proposal and the other Proposals than would be the case if the Initial Stockholders agreed to vote any shares of Mountain Crest Common Stock owned by them in accordance with the majority of the votes cast by Mountain Crest’s public stockholders.

Stockholder litigation and regulatory inquiries and investigations are expensive and could harm Mountain Crest’s business, financial condition and results of operations and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against Mountain Crest, whether or not resolved in Mountain Crest’s favor, could result in substantial costs and divert Mountain Crest’s management’s attention from other business concerns, which could adversely affect Mountain Crest’s business, financial condition and results of operations and the ultimate value Mountain Crest’s stockholders receive as a result of the consummation of the Business Combination.

Mountain Crest may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

Our Sponsor is not controlled by, or has substantial ties with a non-U.S. person nor is Pubco or Cubebio a U.S. target company. As such, we do not believe the Business Combination will be subject to CFIUS review. However, if the Business Combination was terminated and we elected to do an initial business combination with a U.S. business that is subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business, it is possible that any such business combination would become subject to CFIUS review. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by November 16, 2025 (unless such date has been further extended) because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public shareholders may only receive $[____] per share, and our rights will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

The Initial Stockholders who own shares of Mountain Crest Common Stock and Private Units will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the Record Date, our officers and directors, hold the right to vote over an aggregate of (i) 1,725,000 shares of our common stock, which we refer to as the “Founder Shares,” that were issued prior to our initial public offering (“IPO”), (ii) 225,000 shares of common stock held by our Sponsor upon conversion of certain promissory notes held by the Sponsor into common stock at $4.00 per share, and (iii) 223,000 shares of common stock that make part of the private placement units, which we refer to as the “Private Units,” that were purchased by our Sponsor in a private placement which occurred simultaneously with the completion of the IPO. They have waived their right to redeem these shares of Mountain Crest Common Stock, or to receive distributions with respect to these shares of Mountain Crest Common Stock upon the liquidation of the Trust Account, if Mountain Crest is unable to consummate an initial business combination within the required time period. This arrangement was part of the agreements made by the Initial Stockholders in connection with Mountain Crest’s IPO. No consideration was paid by any person in exchange for the Initial Stockholders’ agreement to waive such right. Based on a market price of $[_____] per share of Mountain Crest Common Stock and $[_____] per Mountain Crest Unit on [_____][_____], the value of these securities was approximately $[_____] million. The shares of Mountain Crest Common Stock and Private Units acquired prior to or concurrently with the consummation of the IPO will be worthless if Mountain Crest does not consummate an initial business combination within the required time period. Consequently, Mountain Crest’s executive officers’ and directors’ discretion in identifying and selecting Cubebio as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in Mountain Crest’s public stockholders’ best interest.

The Sponsor and Mountain Crest’s directors and executive officers who hold Founder Shares, and/or Private Units may receive a positive return on the Founder Shares and/or Private Units even if Mountain Crest’s public stockholders experience a negative return on their investment after consummation of the Business Combination.

If Mountain Crest is able to complete a business combination within the required time period, the Sponsor and Mountain Crest’s directors and executive officers who hold Founder Shares and/or Private Units may receive a positive return on their investments which were acquired prior to the IPO, or concurrently with completion of the IPO, even if Mountain Crest’s public stockholders experience a negative return on their investment in Mountain Crest Common Stock after consummation of the Business Combination.

The Sponsor, Mountain Crest’s executive officers and directors and certain affiliates of Mountain Crest may have certain conflicts in connection with the Business Combination, since certain of their interests are different from, or in addition to, your interests as a stockholder of Mountain Crest.

The Sponsor and Mountain Crest’s executive officers and directors have interests in each of the Proposals that are different from, or in addition to, and which may conflict with, your interest as a stockholder of Mountain Crest. These interests include, among other things:

●	On April 8, 2021, Mountain Crest’s insiders, including the Sponsor, purchased an aggregate of 1,437,500 shares of Mountain Crest Common Stock for an aggregate purchase price of $25,000. On November 2, 2021, Mountain Crest declared a 20% stock dividend on each insider share thereby increasing the number of issued and outstanding Founder Shares to 1,725,000. If Mountain Crest does not consummate a Business Combination by November 16, 2025, then it will be required to dissolve and liquidate. In such event, the 1,725,000 shares of Mountain Crest Common Stock held by the Initial Stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. The 1,725,000 shares of Mountain Crest Common Stock had an aggregate market value of approximately $19.5 million based on the closing price of Common Stock of $11.30 on Over-the-Counter Market as of February 12, 2025.

●	On November 16, 2021, simultaneously with the closing of the IPO, Mountain Crest consummated a private placement for an aggregate of 205,000 units (the “Private Units”), at a price of $10.00 per Private Unit, generating total proceeds of $2,050,000. On November 18, 2021, simultaneously with the sale of the over-allotment units in the IPO, Mountain Crest consummated the private sale of an additional 18,000 Private Units to the Sponsor. If Mountain Crest does not consummate a Business Combination by November 16, 2025, Mountain Crest will be required to dissolve. In such event, the 223,000 Private Units purchased by the Sponsor for a total purchase price of $2,230,000, will be worthless. Such Private Units had an aggregate market value of approximately $[___] million based on the closing price of Mountain Crest public units of $[-] on Over-the-Counter Market as of [-], 2025.

●	On September 13, 2023, as approved by the Company’s audit committee, the Company entered into the a note conversion agreement with the Sponsor (the “February 2023 Note Conversion Agreement”), to convert the a $300,000 promissory noted, dated February 13, 2023 (the “February 2023 Note”) into 75,000 shares of the Company’s Common Stock at a conversion price of $4:00 per share. On April 15, 2024, as approved by the Company’s audit committee, the Company entered into the a note conversion agreement with the Sponsor (the “April 2024 Note Conversion Agreement”), to convert the a $600,000 under (i) a promissory noted, dated October 30, 2023 (the “October 2023 Note”) and (ii) a promissory noted, dated April 3, 2024 (the “April 2024 Note”). If Mountain Crest does not consummate a Business Combination by November 16, 2024, or November 16, 2025 if the Extension Amendment Proposal are approved, Mountain Crest will be required to dissolve. In such event, the 225,000 shares of Common Stock held by based on the conversion of a principal loan amount of $900,000, will be worthless. The 225,000 shares of Mountain Crest Common Stock had an aggregate market value of approximately $2.54 million based on the closing price of $11.30 per share of Mountain Crest Common Stock on the Over-the-Counter Market as of February 12, 2025.

●	If the Extension Amendment is approved, our Sponsor may loan Mountain Crest the Extension Payment to deposit in the Trust Account as an interest-free loan to be repaid by us upon consummation of a Business Combination. No funds from the Trust Account would be used to repay such loans in the event of our liquidation.

●	The exercise of the Company’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of a Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in the Company’s stockholders’ best interests.

●	The Sponsor will benefit from the completion of a Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

●	Only if a Business Combination is completed by November 16, 2025, Mountain Crest’s officers and directors, the Sponsor and its affiliates will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on Mountain Crest’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations (including a Business Combination). As of [-], 2025, an aggregate of $0 had been incurred or accrued in respect of such expense reimbursement obligation.

●	Unless Stock Escrow Agreement dated as of November 12, 2021, entered into by and among Mountain Crest, Mountain Crest’s initial stockholders and Continental as the escrow agent (the “Stock Escrow Agreement”) is terminated, with certain limited exceptions, 50% of the Company’s founder shares will not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of our initial Business Combination and the date the closing price of our Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial Business Combination and the remaining 50% of the insider shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of our initial Business Combination or earlier in either case if, subsequent to our initial Business Combination, we complete a liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their shares of Common Stock for cash, securities or other property;

●	In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, Mountain Crest’s insiders, officers and directors or their affiliates may, but are not obligated to, loan Mountain Crest funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. If Mountain Crest completes a Business Combination, Mountain Crest may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, Mountain Crest may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from Mountain Crest’s Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private units, at a price of $10.00 per Unit, at the option of the lender. These private units would be identical to the Private Units. As of October 10, 2024, the Sponsor advanced Mountain Crest an aggregate of $542,000, as an interest free loan under a promissory notes, dated April 30, 2024 and August 14, 2024, with a maximum principal amount of $800,000.

●	If a Business Combination is not completed, the Sponsor will lose an aggregate of approximately $24.5 million, comprised of the following:

●	approximately $19.5 million (based on the closing price of $11.30 per share of Mountain Crest Common Stock on the Over-the-Counter Market as of February 12, 2025) of the 1,717,800 Founder Shares it holds;

●	approximately $2.54 million (based on the closing price of $11.30 per share of Mountain Crest Common Stock on the Over-the-Counter Market as of February 25, 2025) of the 225,000 issued upon conversion of certain promissory notes held by the Sponsor into common stock at $4.00 per share;

●	approximately $2.43 million (based on the closing price of $10.92 per public unit on the Over-the-Counter Market as of February 12, 2025) of the 223,000 Private Units it holds;

●	repayment of an interest-free loan of $542,000, which will be forgiven, except to the extent of any funds held outside of the Trust Account, by the Sponsor or its affiliates if Mountain Crest is unable to consummate a Business Combination during the Combination Period.

●	At a special meeting of stockholders held on December 20, 2022, Mountain Crest’s stockholders approved an amendment to Mountain Crest’s Amended and Restated Certificate of Incorporation (the “First Extension Amendment Proposal”) and an amendment to the Investment Management Trust Agreement with Continental Stock Transfer & Trust Company, dated November 12, 2021 (the “Trust Amendment Proposal”), giving Mountain Crest the right to extend the Combination Period for a period of 3 months from February 16, 2023 to May 16, 2023 and to the extent Mountain Crest’s Amended and Restated Certificate of Incorporation is amended to extend the Combination Period, by depositing into the Trust Account $300,000, upon five days’ advance notice prior to February 16, 2023. We refer to the amendments to the certificate of incorporation and to the Trust Agreement collectively as the “Initial Extension Amendments.” As a result of the Initial Extension Amendments, public stockholders forfeited their right to receive $690,000 under the original trust agreement entered into in connection with Mountain Crest’s IPO, if Mountain Crest seeks to extend the Combination Period for three months, but does not consummate a Business Combination. In connection with the stockholders’ vote at the special meeting of stockholders held by the Company on December 20, 2022, 4,965,892 shares were tendered for redemption.

●	As a result of the Initial Extension Amendments, the Sponsor was no longer required to deposit into the Trust Account $690,000 prior to the three-month extension and this amount will not be repaid if a Business Combination is not consummated to the extent fund is not available outside of the Trust Account.

●	As a result of the Initial Extension Amendments, Mountain Crest has extended the Combination Period to May 16, 2023, by depositing $300,000 into the Trust Account for the benefit of the public stockholders for the extension. The additional amount added to the Trust Account was reduced from what was included in Mountain Crest’s IPO prospectus, which was $0.10 per share to approximately $0.05 per share.

●	As a result of the Initial Extension Amendments, the Sponsor has contributed to Mountain Crest $300,000 in an interest-free loan for the extension of the Combination Period. If the Initial Extension Amendments were not adopted, the Sponsor would be expected to deposit into the Trust Account $690,000 in an interest-free loan. Since both loans will become payable only after Closing of a Business Combination, the Sponsor will lose repayment of the $300,000 loan if a Business Combination is not completed after the extension. No funds from the Trust Account would be used to repay such loan in the event of Mountain Crest’s liquidation.

●	At a special meeting of stockholders held on May 12, 2023, Mountain Crest’s stockholders approved an amendment (the “Second Extension Amendment”) to the Company’s Charter, giving the Company the right to extend Combination Period from May 16, 2023 to February 16, 2024. In connection with the Second Extension Amendment, stockholders holding 1,405,134 shares of redeemable Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account.

●	In connection with the Second Extension Amendment, Mountain Crest extended the Combination Period to February 16, 2024, without depositing any funds into the Trust Account for the benefit of the public stockholders for the extension.

●	At an annual meeting of stockholders held on August 21, 2023, Mountain Crest’s stockholders approved an amendment (the “Third Extension Amendment”) to the Company’s Charter, which among other things, modified the terms and extended the Combination Period to November 16, 2024, provided that the Company deposits into the Trust Account an amount equal to $0.10 per outstanding Public Share for each three-month extension commencing on November 17, 2023 by revising paragraph E of Article Sixth of the Charter. In connection with the stockholders’ vote at the annual meeting of stockholders held by the Company on August 21, 2023, 9,653 shares were tendered for redemption.

●	In connection with the Third Extension Amendment, Mountain Crest has extended the Combination Period to November 16, 2024, by depositing $207,728 into the Trust Account for the benefit of the public stockholders for the extension.

●	At an annual meeting of stockholders held on November 16, 2024, Mountain Crest’s stockholders approved an amendment (the “Fourth Extension Amendment”) to the Company’s Charter, which among other things, modified the terms and extended the Combination Period to November 16, 2025, by revising paragraph E of Article Sixth of the Charter. In connection with the stockholders’ vote at the annual meeting of stockholders held by the Company on November 8, 2024, 418,217 shares were tendered for redemption.

●	In connection with the Fourth Extension Amendment, Mountain Crest has extended the Combination Period to November 16, 2025.

These interests may influence the Mountain Crest Board in making its recommendation that you vote in favor of the approval of the Business Combination Proposal and the other Proposals.

Mountain Crest is requiring Mountain Crest’s stockholders who wish to redeem their Public Shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their redemption rights.

Mountain Crest is requiring Mountain Crest’s stockholders who wish to redeem their Public Shares to either tender their certificates to Continental or to deliver their shares to Continental electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days prior to the Special Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and Continental will need to act to facilitate this request. It is Mountain Crest’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. However, because Mountain Crest does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While Mountain Crest has been advised that it takes a short time to deliver shares through the DTC’s DWAC (Deposit/Withdrawal At Custodian) System, Mountain Crest cannot assure you of this fact.

Accordingly, if it takes longer than Mountain Crest anticipates for stockholders to deliver their Public Shares, stockholders who wish to redeem their Public Shares may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Public Shares.

Redeeming Mountain Crest’s stockholders may be unable to sell their Public Shares when they wish in the event that the Business Combination is not consummated.

If Mountain Crest requires public stockholders who wish to redeem their Public Shares in connection with the consummation of a Business Combination to comply with specific requirements for redemption as described in this proxy statement/prospectus and a Business Combination is not consummated, Mountain Crest will promptly return such certificates to its public stockholders. Accordingly, public stockholders who attempted to redeem their Public Shares in such a circumstance will be unable to sell their Public Shares in the event that a Business Combination is not consummated until Mountain Crest has returned their Public Shares to them. The market price for shares of Mountain Crest Common Stock may decline during this time and you may not be able to sell your Public Shares when you wish, even while other stockholders that did not seek redemption may be able to sell their shares of Mountain Crest Common Stock.

If Mountain Crest’s security holders exercise their registration rights with respect to the Founder Shares, the Private Units and the underlying securities, it may have an adverse effect on the market price of Mountain Crest’s securities.

The Initial Stockholders are entitled to make a demand that Mountain Crest register the resale of the Founder Shares, the Private Units and the underlying securities at any time commencing three months prior to the date on which the Founder Shares may be released from escrow. Additionally, the Initial Stockholders are entitled to demand that Mountain Crest register the resale of the shares of Mountain Crest Common Stock underlying any securities the Initial Stockholders may be issued in payment of working capital loans made to Mountain Crest at any time after Mountain Crest consummates the Business Combination. If the Initial Stockholders exercise their registration rights with respect to all of their securities, then there will be an additional 1,948,000 shares of Mountain Crest Common Stock eligible for trading in the public market. The presence of these additional shares of Mountain Crest Common Stock trading in the public market may have an adverse effect on the market price of Mountain Crest’s securities.

Mountain Crest will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to Mountain Crest’s stockholders.

Mountain Crest is not required to obtain an opinion from an unaffiliated third party that the price it is paying in the Business Combination is fair to Mountain Crest’s public stockholders from a financial point of view. Mountain Crest’s public stockholders therefore must rely solely on the judgment of the Mountain Crest Board.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of Mountain Crest’s securities may decline.

The market price of Mountain Crest’s securities may decline as a result of the consummation of the Business Combination if:

●	Mountain Crest does not achieve the perceived benefits of the Business Combination as rapidly as, or to the extent anticipated by, financial or industry analysts; or

●	the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing market price of Mountain Crest Common Stock.

Mountain Crest has incurred and expects to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Mountain Crest if the Business Combination is not consummated.

Mountain Crest has incurred significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, Mountain Crest expects to incur approximately $[_____] million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Mountain Crest if the Business Combination is not consummated.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial condition or results of operations would have been.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Combined Company’s actual financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The preparation of the unaudited pro forma condensed combined financial information was based upon available information and certain estimates and assumptions that Mountain Crest and Cubebio believe are reasonable. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

A significant number of shares of Mountain Crest Common Stock were redeemed in December 2022, May 2023, August 2023 and November 2024. The reduced liquidity and number of round-lot holders of Mountain Crest’s public shares may make it more difficult for Mountain Crest to consummate the Business Combination, and as a result, Mountain Crest Common stock may not be very liquid following the Business Combination.

In connection with the special meeting of stockholders held by Mountain Crest on December 20, 2022 where the stockholders approved certain proposals giving Mountain Crest the right to extend the date by which it has to complete a business combination for an additional three months, from February 16, 2023 to May 16, 2023, by depositing into the Trust Account $300,000, a total of 4,965,892 shares were tendered for redemption. On May 12, 2023, Mountain Crest’s stockholders approved an amendment to the Mountain Crest Charter extending the date until which Mountain Crest is required to complete a business combination from May 16, 2023 to February 16, 2024. In connection with the stockholders’ vote at the Special Meeting of Stockholders held by Mountain Crest on May 12, 2023, 1,405,134 shares were tendered for redemption. In connection with annual meeting of stockholders held on August 21, 2023, Mountain Crest’s stockholders approved an amendment (the “Third Extension Amendment”) to the Company’s Charter,

which among other things, modified the terms and extended the Combination Period to November 16, 2024, provided that the Company deposits into the Trust Account an amount equal to $0.10 per outstanding Public Share for each three-month extension commencing on November 17, 2023. Pursuant to the Third Extension Amendment, Mountain Crest extended the Combination Period to November 16, 2024, by depositing a total of $207,728 into the Trust Account for the benefit of the public stockholders for the extensions and a total of 9,653 shares were tendered for redemption. In connection with annual meeting of stockholders held on November 8, 2024, Mountain Crest’s stockholders approved an amendment (the “Fourth Extension Amendment”) to the Company’s Charter, which among other things, extended the deadline for completing an initial business combination to November 16, 2025. Pursuant to the Fourth Extension Amendment, Mountain Crest extended the Combination Period to November 16, 2025, and 418,217 shares of Mountain Crest’s publicly traded common stock were tendered for redemption and approximately $4,736,742 was withdrawn from the Trust Account to pay for such redemptions. Approximately $50.1 million, $14.1 million, $0.1 million and $4.7 million was withdrawn from the Trust Account to pay for the redemptions tendered in December 2022, May 2023, August 2024 and November 2024, respectively, leaving approximately $[____] million in the Trust Account as of February [__], 2025.. As a result of the redemptions, Mountain Crest now has less liquidity and fewer round-lot holders of Mountain Crest’s public shares, which may make it more difficult to meet Nasdaq listing requirements. Since it is a condition to closing to receive the approval for listing by Nasdaq of the shares of Mountain Crest Common Stock to be issued in connection with the transactions contemplated by the Business Combination Agreement, Mountain Crest’s reduced public float may make it more difficult for Mountain Crest to consummate the Business Combination.

Reduction in Mountain Crest’s available public float will likely also reduce the trading volume and liquidity of our securities and increase the volatility of our securities. With a significantly smaller number of stockholders, trading in the shares of the Combined Company may be limited and your ability to sell your shares in the market could be adversely affected. The Combined Company intends to apply to list its shares on the Nasdaq, and Nasdaq may not list the common stock on its exchange, which could limit investors’ ability to make transactions in Mountain Crest’s securities and subject Mountain Crest to additional trading restrictions.

Furthermore, additional shares may be redeemed in connection with the closing of the Business Combination, further reducing the Combined Company’s public float and number of shareholders, again increasing the likelihood that Mountain Crest is unable to close the Business Combination.

The Combined Company will be required to meet the initial listing requirements to be listed on the Nasdaq Stock Market. However, the Combined Company may be unable to list of its securities in the future.

As a result of the redemptions experienced by Mountain Crest now has less liquidity and fewer round-lot holders of Mountain Crest’s public shares, which may make it more difficult to meet Nasdaq listing requirements. The securities of Mountain Crest trade on the Over-the-Counter Market, which may make it more difficult to meet Nasdaq listing requirements. If the Combined Company fails to meet the initial listing requirements, it could face significant material adverse consequences, including:

●	a limited availability of market quotations for its securities;

●	a limited amount of news and analyst coverage for the Combined Company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Termination of the Business Combination Agreement could negatively impact Mountain Crest.

If the Business Combination is not consummated for any reason, including as a result of Mountain Crest’s stockholders declining to approve the Proposals required to effect the Business Combination, the ongoing business of Mountain Crest may be adversely impacted and, without realizing any of the anticipated benefits of the consummation of the Business Combination, Mountain Crest would be subject to a number of risks, including the following:

●	Mountain Crest may experience negative reactions from the financial markets, including negative impacts on the stock price of Mountain Crest Common Stock, including to the extent that the current market price reflects a market assumption that the Business Combination will be consummated;

●	Mountain Crest will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is consummated; and

●	since the Business Combination Agreement restricts the conduct of Mountain Crest’s business prior to consummation of the Business Combination, Mountain Crest may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Business Combination Agreement is terminated and the Mountain Crest Board seeks another business combination, Mountain Crest’s stockholders cannot be certain that Mountain Crest will be able to find another target business or that such other business combination will be consummated. See “Proposal No. 1 — The Business Combination Proposal — Termination.”

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from Cubebio’s business operations.

As a result of the Business Combination, the Combined Company will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that the Combined Company file annual, quarterly and current reports with respect to its business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that the Combined Company establish and maintain effective internal control over financial reporting. As a result, the Combined Company will incur significant legal, accounting and other expenses that it did not previously incur. The Combined Company’s entire management team and many of its other employees will need to devote substantial time to compliance and may not effectively or efficiently manage its transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing the Combined Company’s business strategy, which could prevent it from improving its business, financial condition, cash flows and results of operations. The Combined Company has made, and will continue to make, changes to its internal control over financial reporting, including information technology controls, and procedures for financial reporting and accounting systems to meet its reporting obligations as a public company. However, the measures the Combined Company takes may not be sufficient to satisfy its obligations as a public company. If the Combined Company does not continue to develop and implement the right processes and tools to manage its changing enterprise and maintain its culture, its ability to compete successfully and achieve its business objectives could be impaired, which could negatively impact its business, financial condition, cash flows and results of operations. In addition, the Combined Company cannot predict or estimate the amount of additional costs it may incur to comply with these requirements. The Combined Company anticipates that these costs will materially increase its general and administrative expenses.

These rules and regulations result in the Combined Company’s incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, the Combined Company expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance, and the Combined Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Combined Company to attract and retain qualified people to serve on the Combined Company’s board of directors, or committees thereof, or as executive officers of the Combined Company.

As a public reporting company, the Combined Company will be subject to rules and regulations established from time to time by the SEC regarding its internal control over financial reporting. If the Combined Company fails to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, it may not be able to accurately report its financial results or report them in a timely manner.

Upon consummation of the Business Combination, the Combined Company will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things, that the Combined Company establish and periodically evaluate procedures with respect to its internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on the Combined Company’s financial and management systems, processes and controls, as well as on its personnel. In addition, as a public company, the Combined Company will be required to document and test its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that its management can certify as to the effectiveness of its internal control over financial reporting.

In the event that a significant number of the Public Shares are redeemed, the PubCo Ordinary Shares may become less liquid following the consummation of the Business Combination.

If a significant number of the Public Shares are redeemed, Mountain Crest may be left with a significantly smaller number of stockholders. As a result, trading in the shares of the Combined Company may be limited and your ability to sell your PubCo Ordinary Shares in the market could be adversely affected. The Combined Company has applied to list its shares on the Nasdaq, and Nasdaq may not list the PubCo Ordinary Shares on its exchange, which could limit investors’ ability to make transactions in the PubCo Ordinary Shares and subject the Combined Company to additional trading restrictions.

Mountain Crest may waive one or more of the conditions to the consummation of the Business Combination without resoliciting stockholder approval for the Business Combination Proposal.

Mountain Crest may agree to waive, in whole or in part, some of the conditions to its obligations to consummate the Business Combination, to the extent permitted by applicable laws. The Mountain Crest Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Mountain Crest Board determines that a waiver is not sufficiently material to warrant resolicitation of stockholders, Mountain Crest has the discretion to consummate the Business Combination without seeking further stockholder approval. For example, it is a condition to Mountain Crest’s obligations to consummate the Business Combination that there be no restraining order, injunction or other order restricting Cubebio’s conduct of its business. However, if the Mountain Crest Board determines that any such order or injunction is not material to the business of the Combined Company, then the Mountain Crest Board may elect to waive that condition without stockholder approval and consummate the Business Combination.

Mountain Crest’s stockholders will experience immediate dilution as a consequence of the Business Combination, and having a minority share position may reduce the influence that Mountain Crest’s current stockholders have on the management of Mountain Crest.

While Mountain Crest and Cubebio would like to secure a PIPE and consummate such PIPE concurrently with the Closing, no PIPE has been secured yet. Following the consummation of the Business Combination, assuming no redemptions of the Public Shares for cash, Mountain Crest’s current public stockholders will own approximately 1.5% of non-redeemable PubCo Ordinary Shares and the Sponsor, Chardan and Mountain Crest’s current executive officers, directors and affiliates will own approximately 5.0% of non-redeemable PubCo Ordinary Shares. Assuming redemptions by holders of 101,104 PubCo Ordinary Shares and the Sponsor, Chardan and Mountain Crest’s current executive officers, directors and affiliates will own approximately 4.8% of non-redeemable PubCo Ordinary Shares. The minority position of Mountain Crest’s stockholders will give them limited influence over the management and operations of the Combined Company.

It is anticipated that, upon completion of the Business Combination, the ownership interests in PubCo as the public company will be as set forth in the table below:

	No Redemption Scenario		50% Redemption Scenario		Max Redemption Scenario
	Shares	%	Shares	%	Shares	%
Cubebio Sharesholders(1)	37,800,000	89.6%	37,800,000	89.7%	37,800,000	89.9%
Mountain Crest Public Shareholders(2)	791,104	1.9%	740,552	1.8%	690,000	1.6%
Initial Stockholders(3)	1,895,300	4.5%	1,895,300	4.5%	1,895,300	4.5%
Representative Shares	177,900	0.4%	177,900	0.4%	177,900	0.4%
Advisory Shares(4)	1,518,750	3.6%	1,518,750	3.6%	1,518,750	3.6%
Total	42,183,054	100%	42,132,502	100%	42,081,950	100%

(1)	Includes 37,500,000 PubCo shares to be issued upon consummation of the Business Combination and 300,000 Mountain Crest shares to be purchased by Cubebio.
(2)	Includes 6,900,000 public shares less 4,965,892 shares redeemed December 2022, 1,405,134 shares redeemed May 2023, 9,653 shares redeemed August 2023, 418,217 shares redeemed November 2024 plus 6,900,000 Public Rights automatically converted into 690,000 shares of Mountain Crest common stock upon consummation of the Business Combination.
(3)	Includes (a) 1,425,000 Founder Shares owned by the Sponsor, (b) 223,000 Private Placement shares (c) 225,000 shares the Sponsor received through the conversion of $900,000 of convertible notes and (d) 223,000 Private Rights automatically converted into 22,300 shares of Mountain Crest common stock upon consummation of the Business Combination.
(4)	Includes 450,000 shares issued to Mountain Crest service providers and 1,068,750 shares to be issued to Global Fund LLC related to the success fee payment.

If Mountain Crest is deemed to be an investment company for purposes of the Investment Company Act, it would be required to institute burdensome compliance requirements, and Mountain Crest’s activities would be severely restricted, and, as a result, Mountain Crest may abandon its efforts to consummate the Initial Business Combination and liquidate Mountain Crest.

Mountain Crest could potentially be subject to the Investment Company Act and the regulations thereunder. If Mountain Crest is deemed to be an investment company under the Investment Company Act, its activities would be severely restricted. In addition, Mountain Crest would be subject to burdensome compliance requirements. Mountain Crest does not believe that its principal activities will subject it to regulation as an investment company under the Investment Company Act. However, if Mountain Crest is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, Mountain Crest would be subject to additional regulatory burdens and expenses for which it has not allotted funds. As a result, unless Mountain Crest is able to modify its activities so that it would not be deemed an investment company, it would expect to abandon its efforts to complete an initial business combination and instead liquidate Mountain Crest. If Mountain Crest is required to liquidate, its investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of its shares and rights following such a transaction, and its rights would expire worthless.

To mitigate the risk that Mountain Crest might be deemed to be an investment company for purposes of the Investment Company Act, it intends to convert all of the assets held in the Trust Account into cash prior to November 12, 2025, and hold the funds in the Trust Account in cash until the earlier of the consummation of the Business Combination or its liquidation. As a result, following the conversion of securities in the Trust Account, Mountain Crest would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount its public stockholders would receive upon any redemption or liquidation of Mountain Crest.

As of the date hereof, substantially all of the assets held in the Trust Account are held in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. The fact that the funds in the Trust Account have been held in securities makes it more likely that Mountain Crest could be deemed to be an unregistered investment company than other special purpose acquisition companies that hold their trust account funds solely in cash.

Mountain Crest’s IPO registration statement became effective on November 12, 2021. In order to mitigate the risk of Mountain Crest being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, Mountain Crest intends to convert all of the assets held in the Trust Account into cash prior to November 12, 2023 to ensure that the Company does not fall within the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act. Following such conversion, Mountain Crest would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to Mountain Crest to pay its taxes, if any, and certain other expenses as permitted. As a result, any decision to convert the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount Mountain Crest’s public stockholders would receive upon any redemption or liquidation of Mountain Crest.

In addition, the longer that the funds in the Trust Account are held in money market funds invested exclusively in such securities, the greater the risk that Mountain Crest may be considered an unregistered investment company, in which case it may be required to liquidate. If Mountain Crest is required to liquidate, its investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of its shares and rights following such a transaction, and its rights would expire worthless. Accordingly, Mountain Crest may determine, in its discretion, to liquidate the securities held in the Trust Account at any time and instead hold all funds in the Trust Account in cash, which would further reduce the dollar amount its public stockholders would receive upon any redemption or liquidation of Mountain Crest.

Deferred Underwriting Commission

The $2,070,000 in deferred underwriting commissions in connection with the IPO, will be released to the underwriters only on completion of the Business Combination, in an amount equal to 3.00% of the gross proceeds of the IPO. Below is a summary of the total deferred underwriting commission to be paid upon closing of the Business Combination, assuming, other than the 6,798,896 shares already redeemed by Mountain Crest stockholders as of December 13, 2024, (i) no redemptions, (ii) 75% of the maximum redemptions and (iii) maximum redemptions, based on approximately $1,141,303 million in the Trust Account as of December 13, 2024 and approximately $11.19 per share (before deducting estimated taxes payable) being paid to the public investors exercising their redemption rights.

	Underwriting Fee
	No Redemptions			75% Redemptions	Maximum Redemptions
Redemptions ($)	$
Redemptions (Shares)
Effective Underwriting (Total Underwriting less redemptions)	$				$0
Total Deferred Fee (%)		3.00%		3.00%	3.00%
Total Deferred Underwriting Fee ($)		$2,070,000		$2,070,000	$2,070,000
Effective Deferred Underwriting Fee (as a percentage of (cash left in Trust Account post redemptions))			%	100.00%	100.00%

The Combined Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy obligations under its indebtedness, which may not be successful.

The Combined Company’s ability to make scheduled payments on or to refinance its debt obligations will depend on its future operating performance and on economic, financial, competitive, legislative and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which the Combined Company and its subsidiaries may be subject. Many of these factors may be beyond the Combined Company’s control. The Combined Company cannot assure you that its business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to the Combined Company in an amount sufficient to enable it to satisfy its obligations under its indebtedness or to fund its other needs. If the cash flows and capital resources of the Combined Company are insufficient to service its indebtedness, it may be forced to reduce or delay acquisitions, sell assets, seek additional capital or restructure or refinance its indebtedness. These alternative measures may not be successful and may not permit the Combined Company to meet its scheduled debt service obligations. The Combined Company’s ability to restructure or refinance its indebtedness will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of its indebtedness could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict the business operations of the Combined Company. In addition, the terms of any future debt agreements may restrict the Combined Company from adopting some of these alternatives. In the absence of such operating results and resources, the Combined Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. The Combined Company may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that the Combined Company could realize from any such dispositions may not be adequate to meet its debt service obligations then due. The Combined Company’s inability to generate sufficient cash flow to satisfy its debt service or other obligations, or to refinance its indebtedness on commercially reasonable terms or at all, could have a material adverse effect on its business, cash flows, financial condition and results of operations.

Anti-takeover provisions contained in the PubCo’s proposed amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination, as well as provisions of Cayman Islands law, could impair a takeover attempt.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the consummation of the Business Combination. PubCo’s amended and restated memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, the PubCo Board will have the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more classes or series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with PubCo Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If the PubCo Board decides to issue preferred shares, the price of the ordinary shares of PubCo may fall and the voting and other rights of the holders of the ordinary shares of PubCo may be materially and adversely affected.

Activities taken by Mountain Crest’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Business Combination Proposal, and the other Proposals and may affect the market price of Mountain Crest’s securities.

The Sponsor or Mountain Crest’s executive officers, directors and advisors, or their respective affiliates, may purchase shares of Mountain Crest Common Stock in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of the Sponsor or Mountain Crest’s executive officers, directors and advisors, or their respective affiliates, will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of the Sponsor or Mountain Crest’s executive officers, directors and advisors, or their respective affiliates, currently anticipates paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by the Sponsor or Mountain Crest’s executive officers, directors and advisors, or their respective affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares of Mountain Crest Common Stock by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and the other Proposals and would likely increase the chances that the Business Combination would be approved. If the market does not view the Business Combination positively, purchases of the Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Mountain Crest’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Mountain Crest’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of the Public Shares by Mountain Crest or the persons described above have been entered into. Mountain Crest will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or Mountain Crest’s executive officers, directors and advisors, or their respective affiliates. To the extent that any public shares are purchased, such public shares will not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC.

THE SPECIAL MEETING OF STOCKHOLDERS OF MOUNTAIN CREST

General

We are furnishing this proxy statement/prospectus to the Stockholders of Mountain Crest as part of the solicitation of proxies by Board for use at the Special Meeting to be held at [–] on [–], 2025 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about [–], 2025 in connection with the vote on the Business Combination Agreement Proposal, the Governance Proposal, the Director Proposal, the Incentive Plan Proposal and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [–], 2025 at [–]. a.m./p.m. Eastern Time, and virtually using the following dial-in information:

US Toll Free	[ ]
International Toll	[ ]
Participant Passcode	[ ]

We encourage Stockholders to attend the Special Meeting virtually. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Purpose of the Special Meeting

At the Special Meeting, we are asking holders of Mountain Crest Common Stock to approve the following Proposals:

●	The Business Combination Agreement Proposal to approve the Business Combination Agreement by Mountain Crest, Cubebio, PubCo, Exchange Sub, and SPAC Merger Sub;

●	The Governance Proposal, to consider and vote on a non-binding advisory basis, certain differences between Mountain Crest’s Amended and Restated Certificate of Incorporation, as amended, and PubCo’s Amended and Restated Memorandum and Articles of Association (the “Proposed PubCo Charter”);

●	The Director Proposal, to consider and vote on a proposal to approve directors on the PubCo Board;

●	The Incentive Plan Proposal, to approve PubCo’s Equity Incentive Plan; and

●	The Adjournment Proposal, to approve the adjournment of the Special Meeting in the event that Mountain Crest does not receive the requisite stockholder vote to approve the above Proposals.

Recommendation of the Board

The Board:

●	has determined that each of the Business Combination Agreement Proposal, the Governance Proposal, the Director Proposal, the Incentive Plan Proposal, and the Adjournment Proposal are fair to, and in the best interests of Mountain Crest and its Stockholders;

●	has approved the Business Combination Agreement Proposal, the Governance Proposal, the Director Proposal, the Incentive Plan Proposal, and the Adjournment Proposal; and

●	recommends that the stockholders of Mountain Crest vote “FOR” each of the Business Combination Agreement Proposal, the SPAC Merger Proposal, the Governance Proposal, the Incentive Plan Proposal, and the Adjournment Proposal.

Members of the Board have interests that may be different from or in addition to your interests as a stockholder. See “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on [–], 2025, as the record date for determining those Mountain Crest’s Stockholders entitled to notice of and to vote at the Special Meeting. As of the close of business on [–], there were [–] shares of Mountain Crest Common Stock outstanding and entitled to vote. Each holder of Mountain Crest Common Stock is entitled to one vote per share on each of the Business Combination Agreement Proposal, the Governance Proposal, the Director Proposal, the Incentive Plan Proposal, and the Adjournment Proposal.

As of [–], 2025, the Initial Stockholders collectively own and are entitled to vote [–] shares of Mountain Crest Common Stock, or approximately [–]% of Mountain Crest’s issued and outstanding common stock. With respect to the Business Combination, the Initial Stockholders who own approximately [–]% of Mountain Crest’s outstanding shares of Mountain Crest Common Stock as of the record date, have agreed to vote their Mountain Crest Common Stock acquired by them in favor of the Proposals.

Quorum and Required Vote for the Proposals

A quorum of Mountain Crest’s shareholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting is represented in person (including by virtual presence) or by proxy. A Mountain Crest’s stockholder presence in person (including by virtual presence) or by proxy and abstaining from voting at the Special Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding of the holders of Mountain Crest Common Stock present and entitled to vote at the Special Meeting.

Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Mountain Crest Common Stock.

Attending the Special Meeting either in person (including by virtual presence) or by proxy and abstaining from voting will have no effect on the voting on the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each share of Mountain Crest Common Stock that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Special Meeting. Your proxy card shows the number of shares of Mountain Crest Common Stock that you own.

There are two ways to ensure that your Mountain Crest Common Stock are voted at the Special Meeting:

●	You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Board, “FOR” the adoption of the Business Combination Agreement Proposal, the Governance Proposal, the Director Proposal, the Incentive Plan Proposal, and the Adjournment Proposal. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

●	You can attend the Special Meeting and vote in person (including by virtual presence). If you attend in person, we will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE PROPOSALS. IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE STOCKHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	if you are a record holder, you may notify our proxy solicitor, Advantage Proxy, Inc., in writing before the Special Meeting that you have revoked your proxy; or

●	you may attend the Special Meeting, revoke your proxy, and vote in person (including by virtual presence), as indicated above

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Advantage Proxy, Inc , our proxy solicitor; individuals can call toll-free at [-] and banks and brokers can call at [-].

No Additional Matters May Be Presented at the Special Meeting

This Special Meeting has been called only to consider the approval of the Proposals.

Redemption Rights

Pursuant to the Mountain Crest Charter, a holder of Mountain Crest Common Stock has the right to have its public shares redeemed for cash equal to its pro rata share of the Trust Account (net of taxes payable) in connection with the Business Combination, except that a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Mountain Crest Common Stock.

If you are a holder of public shares and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [–], 2025 (two business days before the Special Meeting), that Mountain Crest redeem your shares into cash; and (ii) submit your request in writing to Mountain Crest’s transfer agent, at the address listed at the end of this section and deliver your shares to Mountain Crest’s transfer agent physically or electronically using the DWAC system at least two business days prior to the vote at the Special Meeting. In order to validly request redemption, you must either make a request for redemption on the proxy card or separately send a request in writing to Mountain Crest’s transfer agent. The proxy card or separate request must be signed by the applicable stockholder in order to validly request redemption. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights.

You may tender the shares of Mountain Crest Common Stock for which you are electing redemption on or before two business days before the Special Meeting by either:

●	delivering certificates representing Mountain Crest Common Stock to Mountain Crest’s transfer agent; or

●	delivery the shares of Mountain Crest Common Stock electronically through the DWAC system.

Mountain Crest Stockholders will be entitled to redeem their Mountain Crest Common Sotck for a full pro rata share of the Trust Account (currently anticipated to be no less than approximately $[–] per share) net of taxes payable.

Any corrected or changed written demand of redemption rights must be received by Mountain Crest’s transfer agent two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Mountain Crest Common Stock as of the record date. Any public stockholder who holds Mountain Crest Common Stock on or before [–], 2025 (two business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your stock certificates to Mountain Crest’s transfer agent or deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC System, in each case, two business days before the Special Meeting.

Through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a shareholder’s broker and/or clearing broker, DTC, and Mountain Crest’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker this cost and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Mountain Crest’s understanding that Mountain Crest Stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Mountain Crest does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Mountain Crest Stockholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a stockholder tenders its shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the shareholder may withdraw the tender. In the event that a stockholder tender shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. Mountain Crest anticipates that a stockholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by Mountain Crest’s public stockholders, Mountain Crest will redeem each share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the Special Meeting. As of the record date, this would amount to approximately $[–] per share. If you exercise your redemption rights, you will be exchanging your Mountain Crest Common Stock for cash and will no longer own the shares. If Mountain Crest is unable to complete an initial business combination by the Combination Period, or a later date if the Stockholders extend the date by which Mountain Crest has to consummate an initial business combination, it will liquidate and dissolve and public stockholders would be entitled to receive approximately $[–] per share upon such liquidation.

Holders of outstanding Mountain Crest units must separate the underlying Mountain Crest Common Stock prior to exercising redemption rights. If Mountain Crest units are registered in a holder’s own name, the holder must deliver the certificate for its Mountain Crest units to the transfer agent with written instructions to separate the Mountain Crest units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the Mountain Crest Common Stock from the Mountain Crest units.

If a broker, dealer, commercial bank, trust company or other nominee holds Mountain Crest units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s Mountain Crest units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of Mountain Crest units to be separated and the nominee holding such K Mountain Crest units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant Mountain Crest units and a deposit of an equal number of Mountain Crest Common Stock. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the Mountain Crest Common Stock from the Mountain Crest units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their Mountain Crest units to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Tendering Share Certificates in connection with Redemption Rights

Mountain Crest is requiring Mountain Crest’s public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Mountain Crest’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two business days prior to the Special Meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00 and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Mountain Crest requires holders seeking to exercise redemption rights to tender their ordinary shares. The need to deliver ordinary shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the Business Combination. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the Business Combination not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the Business Combination is consummated. If the Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Mountain Crest will promptly return the share certificates to the public stockholder.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone or in person. Mountain Crest and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. [–], the proxy solicitation firm that Mountain Crest has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

Mountain Crest will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Mountain Crest will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person (including by virtual presence) if you revoke your proxy before it is exercised at the Special Meeting.

PROPOSAL NO. 1:

THE BUSINESS COMBINATION AGREEMENT PROPOSAL

Background of the Business Combination

Mountain Crest is a blank check company incorporated in Delaware on April 8, 2021. Mountain Crest was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Mountain Crest’s efforts to identify a prospective target business are not limited to a particular industry of geographic region, although Mountain Crest intends to focus its search on target businesses in North America and Asia Pacific regions.

On November 16, 2021, Mountain Crest consummated its IPO of 6,000,000 units, each unit consisting of one share of common stock of Mountain Crest, and one right to receive one-tenth (1/10) of a share of common stock of Mountain Crest upon the consummation of an initial business combination, as described in more detail in this proxy statement/prospectus. The units were sold at a price of $10.00 per unit, generating gross proceeds to Mountain Crest of $60,000,000. At the time of the IPO, Mountain Crest’s focus on target companies located in the Asia Pacific region excluding China, Hong Kong and Macau.

Simultaneously with the closing of the IPO, Mountain Crest completed a private placement with the Sponsor of 205,000 private units at a price of $10.00 per unit, for a total purchase price of $2,050,000. Each private each unit consisting of one share of common stock of Mountain Crest, and one right to receive one-tenth (1/10) of a share of common stock of Mountain Crest upon the consummation of an initial business combination.

Subsequently, on November 18, 2021, the underwriters exercised the over-allotment option in full. The total aggregate issuance by Mountain Crest of the Over-allotment Units at a price of $10.00 per unit resulted in total gross proceeds of $9,000,000. Simultaneously with the sale of the Over-allotment Units, Mountain Crest consummated the private sale of an additional 18,000 private units, generating gross proceeds of $180,000.

After deducting the underwriting fee (excluding the deferred underwriting commission of $2,070,000, which amount will be payable upon consummation of the Business Combination, if consummated) and the IPO expenses, the total net proceeds from Mountain Crest’s IPO and the sale of the private units, $69,000,000 (or $10.00 per unit sold), was placed in the Trust Account.

Prior to the consummation of its IPO, neither Mountain Crest nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with Mountain Crest. After the closing of its IPO, the officers and directors of Mountain Crest initiated contact with and were approached by a number of potential targets and/or advisors. From the closing of its IPO through Mountain Crest’s entering into an exclusive term sheet with Cubebio, Mountain Crest had communicated with and undertaken preliminary due diligence on more than 20 potential targets and/or their advisors. Using a criterion-based system where the key criteria were a target’s understanding of the audit process, the market positioning of its products and/or services, depth of its relationships with potential investors, and degree of presentability to public markets given its management’s prior experiences, Mountain Crest narrowed the set of targets for further communication and due diligence. Of those more than 20 potential targets, other than Cube, Mountain Crest conducted additional due diligence and entered into term sheets with four target companies, Target A, Target B, Target C and Target D, and a definitive merger agreement with AUM Biosciences Ltd (“AUM”).

On February 2, 2022, Global Fund LLC (“Global”) reached out to Dr. Liu introducing Target A as Global was then Target A’s advisor. Target A is a Singapore-based blockchain-enabled decentralized-finance platform aiming to bring cashflow from cryptocurrencies in a user-friendly manner. Global provided Mountain Crest with a set of financials of Target A and suggested a call between the parties. A teleconference call was held on February 15, 2022, where Dr. Liu, Global and Target A’s management joined, and the parties reviewed a non-confidential presentation deck of Target A together. Mountain Crest then began preliminary due diligence using Target A’s business and financial information, after which Mountain Crest commenced the negotiations of terms with Target A, including, inter alia, valuation, PIPE financing and exclusivity or the lack thereof. As a result of these negotiations, Mountain Crest entered into a mutually exclusive term sheet with Target A on April 1, 2022. The term sheet contained a mutual non-disclosure provision covering all aspects of Mountain Crest’s discussions with Target A. Initially, Mountain Crest found the deal enticing as Target A’s desire to become publicly listed as part of their brand and marketing development strategy allowed Mountain Crest to negotiate an attractive valuation of $1.5 billion, which on approximately $304 million in estimated 2022 revenue corresponded to mere 4.9x in P/S multiple. In comparison, the estimated 2022 P/S multiple of Block, Inc. (NYSE: SQ) (which changed its name from Square to Block in December 2021 to reflect its focus on the blockchain technology) at the time was approximately 6.2. However, upon further diligence and after examination with its legal advisor Loeb & Loeb LLP (“L&L”) on announced SPAC transactions involving target companies in the blockchain industry, Mountain Crest recognized that the lack of regulatory clarity given the nascency of such industry would add transaction uncertainty undesirable to Mountain Crest’s shareholders, and therefore on April 19, 2022, Mountain Crest terminated its term sheet with Target A.

On April 14, 2022, a friend of Dr. Liu, when having lunch with Dr. Liu, expressed desire to introduce a target company to Mountain Crest. However, since Mountain Crest was under exclusivity with Target A then, Dr. Liu asked his friend not to continue such conversation. However, as Mountain Crest exited the term sheet with Target A on April 19, 2022, Dr. Liu contacted his friend who then revealed the identity of Target B to Dr. Liu. Target B is an innovative biotechnology company based in the US with a focus on next-generation antibody therapies for severe and life-threatening diseases. Mountain Crest and Target B entered into a confidentiality agreement on April 20, 2022, and Target B’s projected financials were then provided to Mountain Crest. A videoconference was later held on April 22, 2022, which Dr. Liu, his friend and Target B’s management joined, where Target B’s management shared with the meeting participants Target B’s corporate overview, development timeline and major products. Mountain Crest then began preliminary due diligence using Target B’s business and financial information, after which Mountain Crest commenced the negotiations of terms with Target B, including, inter alia, valuation, PIPE financing and exclusivity or the lack thereof. Mountain Crest entered into a mutually exclusive term sheet with Target B on June 15, 2022. The term sheet contained a mutual non-disclosure provision covering all aspects of Mountain Crest’s discussions with Target B. The parties agreed to a valuation of $1.2 billion, which Mountain Crest found attractive, as on approximately $550 million in estimated 2023 revenue it corresponded to just 2.2x in P/S multiple. In comparison, as of December 31, 2021, Novartis AG (NYSE: NVS) had $181.2 billion in market capitalization with $52.9 billion in 2021 revenue, or approximately 3.7x in P/S multiple. Nevertheless, Target B was in the process of completing its PCAOB audit at the time. The parties were initially informed US GAAP-compliant and PCAOB-standard audit would be completed by June 30, 2022, but further conversations with accounting and auditing professionals suggested the completion wouldn’t be likely until August 2022 and there would be uncertainty even around this extended timeline. Given this discrepancy, Mountain Crest terminated its term sheet with Target B on July 11, 2022.

On June 28, 2022, AUM engaged Global to serve as its advisor for a potential business combination with a SPAC. Global then reached out to several SPACs on behalf of AUM during the month of July. In particular, on July 14, 2022, Global contacted Dr. Liu via telephone and provided him with an overview of AUM through a non-confidential presentation deck. Mountain Crest then began preliminary due diligence on AUM using its business and financial information. However, as the next paragraph shall describe, Mountain Crest was at the time also in discussion with another target company, Target C, and as Mountain Crest entered into an exclusive term sheet with Target C in late July 2022, it paused communications regarding AUM.

On June 13, 2022, an advisor of Target C reached out to Dr. Liu intending to introduce Target C. However, since Mountain Crest was under exclusivity with Target B then, Dr. Liu asked the advisor not to provide any specific information of Target C, and the two individuals instead shared with each other career backgrounds to build further relationship. Then on July 11, 2022, as Mountain Crest exited the term sheet with Target B, Dr. Liu contacted the advisor who then arranged a call between Dr. Liu and Target C’s management for the next day, which was then held, where a non-confidential deck was shared by Target C to Mountain Crest highlighting Target C’s operational strength and development plan. Target C is in the boat production industry based in Europe with a focus on sustainable yachting by manufacturing fleets that are electrically powered. Mountain Crest then began preliminary due diligence using Target C’s business and financial information, after which Mountain Crest commenced the negotiations of terms with Target C, including, inter alia, valuation, PIPE financing and exclusivity or the lack thereof. Mountain Crest entered into a mutually exclusive term sheet with Target C on July 25, 2022. The term sheet contained a mutual non-disclosure provision covering all aspects of Mountain Crest’s discussions with Target C. Mountain Crest initially found the deal attractive as the parties agreed to a valuation of $400 million, which on approximately $47.9 million in estimated 2022 revenue corresponded to just 8.4x in P/S multiple. In contrast, Forza X1, Inc. (Nasdaq: FRZA), also in the sector of electric boats, went public on August 11, 2022 for $50 million in market capitalization but was yet to generate any revenue as production is expected to commence in 2023. Nevertheless, upon further diligence and after extensive examination on the transaction structure including consultation with the tax partner at its legal advisor L&L, Mountain Crest recognized the corporate structure of Target C in conjunction with the tax laws in its local jurisdiction would likely result in an inability for the transaction to proceed as a tax-free reorganization. The potential adverse tax implications for Mountain Crest’s shareholders were undesirable, and therefore Mountain Crest ultimately decided not to proceed with Target C and upon expiration of the mutual exclusivity on August 22, 2022, Mountain Crest resumed discussions with AUM.

AUM is a global clinical-stage oncology company focused on advancing a clinical stage pipeline of precision oncology therapeutics designed to deploy multi-faceted inhibition strategies to reverse cancer resistance. On August 23, 2022, Mountain Crest and representatives of Global held a videoconference call where further diligence topics were discussed, including, inter alia, the current liquidity position of AUM, its monthly burn rate, the Australian research and development grant AUM received and the geographic distribution of its intellectual property rights. Global also proposed a videoconference between Dr. Liu and AUM’s management for the next day, which was then held. There was no discussion of valuation during this meeting, although the parties agreed to expect a term sheet from Mountain Crest to AUM on the same day, with Mountain Crest taking note of AUM’s $27 million capital raised to date, receipt of an Australian tax rebate for up to AUD $39 million, and estimation of 2024 revenue of approximately $203.4 million.

Mountain Crest indeed delivered such first term sheet on the same day, August 24, 2022, proposing, inter alia, a pre-money equity value of $300 million. Mountain Crest arrived at the $300 million valuation by deploying a revenue multiple approach where the most comparable public company was determined by a process of scope refinement, and by applying a liquidity discount to reflect AUM’s current private status. In particular, Mountain Crest started with clinical-stage biopharmaceutical companies with an oncology focus and followed by examining the breadth and depth of the drug development pipelines of the remaining companies, with iTeos Therapeutics, Inc.’s (Nasdaq: ITOS) quantity of drug candidates and their phase 1 to phase 2 clinical stages resembling AUM most closely in its drug development process. As of December 31, 2021, ITOS had a market capitalization of $1.64 billion with $344.8 million in 2021 fiscal year end revenue, or 4.8 in P/S multiple. Mountain Crest then applied a liquidity discount of 70% to arrive at a price-to-sales (P/S) multiple of 1.44 for AUM, which, based on AUM’s estimated 2024 revenue of approximately $203.4 million led to Mountain Crest’s offer of $300 million.

On August 25, 2022, AUM shared with Mountain Crest a mark-up of the term sheet with an accompanying explanation email accepting most of Mountain Crest’s terms but counter-proposing a pre-money equity value of $500 million, arguing the liquidity discount was too substantial. On August 26, 2022, Mountain Crest shared with AUM a mark-up of the term sheet counter-proposing a pre-money equity value of $400 million, meeting in the middle based on the parties’ previous valuation proposals. Such valuation was accepted by AUM and on August 28, 2022, both parties executed the term sheet.

On August 31, 2022, an initial virtual kickoff conference call was held by the working groups, including Mountain Crest, L&L, AUM and Global. The conference participants were granted access to AUM’s virtual data room to facilitate further due diligence process. On September 12, 2022, AUM engaged DLA Piper LLP (US) (“DLA”), who was then also granted the access to AUM’s virtual data room.

The exchanging of drafts of the business combination agreement between Mountain Crest and AUM (the “AUM BCA”) began on September 26, 2022, when Mountain Crest and L&L shared the first draft with AUM and DLA reflecting the provisions in the term sheet along with customary representations and warranties, covenants and closing conditions. On October 6, 2022, AUM and DLA shared a response draft with Mountain Crest and L&L, where inter alia, proposing to change the lock-up on the shares of all AUM’s existing shares from all to 90%, to add a closing cash condition on Mountain Crest’s trust account retention, and to add a post-signing investment allowance of $10 million that’s incremental to the $400 million pre-money equity value in case AUM raises any private financing prior to the closing of the transaction. Through verbal communication, AUM also discussed with Mountain Crest the possibility of deferring the raising of the $25 million PIPE financing to after the signing of the business combination agreement and the flexibility of the financing being not restricted to $10.00 per share in equity.

Between October 6, 2022 and October 18, 2022, the parties exchanged further drafts of the AUM BCA, where inter alia, the addition of a post-signing investment allowance of $10 million that’s incremental to the $400 million pre-money equity value in case AUM raises any private financing prior to the closing of the transaction was agreed, closing cash condition on Mountain Crest’s trust account retention was removed, the lock-up on AUM’s existing shareholders was changed to 93% of the shares but with the requirement that all AUM’s existing shareholders owning greater than 1% of AUM’s current shares be subject to the lock-up, the provision on the $25 million PIPE financing concurrent with the signing of the business combination agreement was transformed to debt or equity financing after the signing of the business combination agreement, and an outside date of February 15, 2023 was added.

On October 19, 2022, the parties executed the AUM BCA. Then on October 20, 2022, a press release was issued announcing the transaction in the morning, and Mountain Crest filed in the afternoon a current report on Form 8-K attaching the business combination agreement along with ancillary documents as well as the press release.

On February 8, 2023, Mountain Crest and L&L shared the first draft of an amendment to the AUM BCA (the “Amendment”), proposing to extend the Outside Date from February 15, 2023 to May 15, 2023. On February 9, 2023, AUM and DLA shared a response draft of the Amendment with Mountain Crest and L&L. The Amendment was then executed by the parties on February 10, 2023. On March 27, 2023, AUM and DLA shared the first draft of an amendment No. 2 to the AUM BCA (the “Amendment No. 2”) with Mountain Crest and L&L. Mountain Crest and L&L shared a response draft of the Amendment No. 2 with AUM and DLA. On March 29, 2023, AUM and DLA shared a response draft of the Amendment No. 2 with Mountain Crest and L&L. On March 29, 2023, Mountain Crest Board reviewed the terms of the final Amendment No. 2 and provided unanimous consent to enter into the Amendment No. 2. The Amendment No. 2 was then executed by the parties on March 30, 2023. On April 12, 2023, Mountain Crest and L&L shared the first draft of an amendment No. 3 to the AUM BCA (the “Amendment No. 3”) with AUM and DLA. On April 12, 2023, AUM and DLA shared a response draft of the Amendment No. 3 with Mountain Crest and L&L. The Amendment No. 3 was executed by the parties on April 19, 2023.

Between December 19, 2022 and May 2, 2023, AUM in collaboration with Mountain Crest submitted a draft registration statement and an amendment to such draft registration statement, a Form F-4 registration statement and three amendments to such Form F-4 registration statement to the SEC. On May 12, 2023, such Form F-4 registration statement was declared effective by the SEC. However, on June 8, 2023, Mountain Crest received a termination notice from AUM, which terminated the AUM BCA as of June 8, 2023.

On June 30, 2023, Mountain Crest filed a preliminary proxy statement to hold a special meeting of stockholders with proposals: (1) to modify the terms and extend the date by which Mountain Crest has to consummate an initial business combination to November 16, 2024, provided that the Company deposits into the trust account (the “Trust Account”) an amount equal to $0.10 per outstanding share of common stock sold in Mountain Crest’s initial public offering for each three-month extension commencing on November 17, 2023; (2) to eliminate the requirement to maintain $5,000,001 of net tangible book value prior to or upon consummation of a business combination by eliminating such requirement set forth in paragraph D of Article Sixth of Mountain Crest’s Certificate of Incorporation; and (3) to permit prior to a business combination the issuance of common stock or securities convertible into common stock or the issuance of securities which vote as a class with the common stock on a business combination by eliminating the restrictions on such issuances set forth in paragraph G of Article Sixth of Mountain Crest’s Certificate of Incorporation.

On July 21, 2023, Mountain Crest filed an amended preliminary proxy statement transforming the special meeting of stockholders to the annual meeting of stockholders (the “Annual Meeting”), which in addition to the proposals above also included the following proposals: (1) a proposal to remove the restriction proscribing Mountain Crest from consummating an initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau); (2) a proposal to elect two (2) directors, Dr. Todd Milbourn and Mr. Wenhua Zhang to serve until the 2026 annual meeting and until their respective successors have been duly elected and qualified or until his or her earlier resignation, removal or death; (3) a proposal to ratify the appointment of UHY LLP, as Mountain Crest’s independent registered public accounting firm for the year ending December 31, 2023; and (4) a proposal to authorize the Chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, from time to time, as the Chairman of the Annual Meeting may deem necessary or appropriate (the “Adjournment Proposal”).

On August 8, 2023, Mountain Crest filed a definitive proxy statement for the same proposals above, and on August 21, 2023, the Annual meeting was held and all the proposals were approved by shareholders of Mountain Crest except the Adjournment Proposal, which was not applicable.

On January 22, 2024, a friend of Dr. Liu introduced the CEO of Target D to Mountain Crest via email. Dr. Liu and Target D’s CEO met over Zoom the next day. Target D specializes in across-the-board investments in film and TV projects through an extensive network of studios and production facilities globally and by offering below the line production solutions whilst taking advantage of territory tax credits as government rebates. Mountain Crest and Target D entered into a confidentiality agreement on January 25, 2024, and Target D’s executive presentation materials were then provided to Mountain Crest. Another videoconference was later held on February 5, 2024, where Mountain Crest began preliminary due diligence by further inquiring Target D’s business and financial information, after which the parties commenced the negotiations of terms, including, inter alia, valuation and financing need or the lack thereof. The next two months saw iterative discussions between the parties on transaction terms, and Mountain Crest entered into a mutually exclusive term sheet with Target D on April 16, 2024. The term sheet contained a mutual non-disclosure provision covering all aspects of Mountain Crest’s discussions with Target D. The parties agreed to a valuation of $100 million, which Mountain Crest found attractive, as the committed funding alone that Target D had secured through 2032 was €3 billion, which would bring a steady stream of cash flows for Target D and render the need to raise further capital rather limited, both of which are accretive to substantial shareholder value. However, after the execution of the term sheet, Target D informed Mountain Crest that Target D’s management had to obtain shareholder approval to fully effectuate the term sheet. Given that obtaining the shareholder approval can take significant amount of time, and despite Mountain Crest’s suggestion on the common practice of shareholder approval after even execution of a definitive business combination agreement, Target D insisted on obtaining such approval and could not provide a specific timeline to Mountain Crest on when that would be completed. In light of this, Mountain Crest terminated its term sheet with Target D on April 19, 2024.

In the meantime that Mountain Crest was in deal discussions with Target D, Mountain Crest started the dialogue with Cubebio as well. In particular, on March 27, 2024, Global as Cubebio’s advisor reached out to Dr. Liu introducing Cube. Then on April 11, 2024, Mountain Crest, Global, and management of Cube, represented by Dong Jin Shin and Tae Yeol Ryu, held a videoconference call where diligence topics were discussed, including, inter alia, the current liquidity position of Cube, its monthly burn rate, and major distribution partnerships that it had entered into. While Cubebio highlighted certain valuation numbers, there was no discussion of deal terms during this meeting, although Cubebio expressed desire to provide Mountain Crest with a term sheet should Mountain Crest indicate further interest in a potential transaction.

After terminating its term sheet with Target D, Mountain Crest resumed discussions with Cubebio on April 22, 2024. On the same day, Cubebio delivered to Mountain Crest a first term sheet, proposing, inter alia, a pre-money equity value of $640 million, Cubebio to complete its audited financial statements as of and for the years ended December 31, 2022 and 2023 prepared in conformity with IFRS under the standards of the PCAOB by August 31, 2024, a purchase of 200,000 shares of common stock of Mountain Crest by Cubebio or its designee from the Sponsor for a total purchase price of $1 million to be consummated upon the first filing of the Form F-4 for the transaction, a mutual exclusivity period of 4 weeks, a lock-up of 6 months after the closing of the transaction for shares held by all Cubebio’s existing shareholders, and a mutual breakup fee of $1 million. Cubebio arrived at the valuation by deploying a discounted cash flow approach as of September 30, 2023 and assuming accelerated velocity of global expansions given collaboration with potential global strategic partners, where inter alia, Cubebio’s sales in the US to start from 2025, followed by entering the EU, Japan and Southeast Asia markets by 2026 and Cubebio’s product portfolios to cover all 6 types of common cancers (Pancreatic, Colorectal, Stomach, Liver, Lung, and Breast), which would lead to an equity value of 1.22 trillion KRW, or approximately $920 million, but Cubebio also expressed willingness to apply a 30% illiquidity discount, after which the valuation became $640 million.

On April 23, 2024, Mountain Crest shared with Cubebio a mark-up of the term sheet counter-proposing, inter alia, a pre-money equity value of $575 million. Mountain Crest arrived at the $575 million valuation by arguing for an approximate 40% illiquidity discount which also considered the uncertain nature of the financial projections that is inherent in Cubebio’s discounted cash flow approach. Mountain Crest also requested that the valuation subject to change with further due diligence.

On April 24, 2024, Cubebio shared with Mountain Crest a mark-up of the term sheet counter-proposing a pre-money valuation of $620 million, but accepting Mountain Crest’s request for valuation subject to further diligence, and requesting for a right to announce the signing of the term sheet if it was entered into despite the non-binding nature of the term sheet.

On April 25, 2024, Mountain Crest shared with Cubebio a mark-up of the term sheet accepting the pre-money valuation of $620 million, changing the quantity of shares for Cubebio or its designee to purchase from the Sponsor to 100,000 shares and for a total purchase price of $700,000, and accepting the request for a right to announce the signing of the term sheet if it was entered into but requiring such announcement to be no later than the 4th business day from the execution of the term sheet.

The terms were accepted and both parties executed the term sheet on April 26, 2024. Then on May 2, 2024, a press release was issued announcing that the parties entered into the term sheet, and Mountain Crest filed a current report on Form 8-K attaching the press release.

On May 14, 2024, an initial virtual kickoff conference call was held by the working groups, including Mountain Crest, L&L, Cube, Cubebio’s then US counsel Moses Singer (“MS”), Cubebio’s Korean counsel Lee & Ko (“L&K”) and Global. On May 24, 2024, while the term sheet between Mountain Crest and Cubebio contained a mutual non-disclosure provision covering all aspects of deal discussions, the parties entered into a fuller mutual non-disclosure agreement. All working groups were then granted access to Cubebio’s virtual data room to facilitate further due diligence process.

Following access to Cubebio’s virtual data room and after extensive evaluation of the materials requested and provided, including, but not limited to, business plan, product overview and publications, regulatory interactions, extensive Q&As, future expansion plans, a list of competitors and potential partners, barriers to entry, market size, and financial modelling assumptions, Mountain Crest and L&L held virtual due diligence calls with Cubebio’s management team on a weekly basis between mid-May and mid-August. The due diligence calls covered a range of topics including, but not limited to, the history of Cube, its growth strategy, area of focus, competitive landscape, clinical development plans, and regulatory pathway.

In particular, on June 6, 2024, through legal and transaction structure diligence discussion, the parties discussed the possibility that a separate Korean securities registration statement may need to be prepared and filed in Korea in connection with the transaction with the Financial Supervisory Services of Korea (the “FSS”). The parties continued the discussion in the coming weeks, and on June 27, 2024, the parties concluded by confirming that FSS filing as a necessity for this transaction. In light of the this, on July 2, 2024, Mountain Crest and Cubebio amended the term sheet by adding FSS approval as a closing condition for Mountain Crest, increasing the quantity of shares for Cubebio or its designee to purchase from the Sponsor by 200,000 shares for an additional purchase price of $1 million to be consummated upon the third filing of the Form F-4 for the transaction, and extending the mutual exclusivity to as long as Mountain Crest remains listed on Nasdaq or November 16, 2024, whichever is later.

Additionally, on August 12, 2024, Mountain Crest, Cubebio and Global held a due diligence call, where among the issues discussed were Cubebio’s business strategy, audit progress, development of the pipeline products, probabilities of clinical success of the pipeline products, development strategy including commercialization pathway, organic as well as acquisitive growth plans, existing partnerships, and competitive landscape. Cubebio also provided Mountain Crest with a revised set of revenue projections, where in particular Cubebio’s projected 2026 revenue was reduced from approximately $43 million to approximately $26 million. While Cubebio’s main reason to adjust its revenue projection was to apply conservatism, Mountain Crest considered this approximately 40% adjustment too substantial and requested a corresponding valuation adjustment from $620 million to $375 million referencing the allowance in the term sheet for making valuation change given further diligence. Cubebio was initially reluctant to accept this valuation adjustment, but by the conclusion of the call agreed verbally to such adjustment provided an earnout structure where if Cubebio’s actual 2026 revenue, as to be confirmed in its audited financial statement as of December 31, 2026, meets or exceeds $42.7 million, an additional 24.5 million earnout shares at $10 per share shall be awarded. The parties agreed that instead of amending further the term sheet, such changes would be memorialized into the definitive business combination agreement (the “BCA”).

The exchanging of drafts of the BCA began the next day on August 13, 2024, when Cubebio and MS shared the first draft with Mountain Crest and L&L, reflecting the provisions in the term sheet and its amendment, along with customary representations and warranties, covenants and closing conditions. The valuation adjustment was considered as a to-be-confirmed item in this draft. On August 15, 2024, Cubebio replaced MS with Nelson Mullin (“NM”) as its US counsel.

On August 21, 2024, Mountain Crest and L&L shared a response draft of the BCA with Cubebio and NM, where inter alia, adding the $375 million pre-money equity value with the earnout structure, removing the equity line of credit (“ELOC”) from possible financing arrangements that Cubebio can seek during the transaction, and proposing the outside date of the transaction to be May 15, 2025. A note on the reservation of shares for the PubCo equity incentive plan was also included for the parties to confirm where in particular between 5% and 10% would be acceptable.

On August 26, 2024, Cubebio and NM shared a response draft of the BCA with Mountain Crest and L&L, where inter alia, accepting the valuation with the earnout structure, the removal of ELOC and the outside date as May 15, 2024, pointing out the necessity of a joinder agreement as certain merger subs were yet to be formed, but leaving the PubCo equity plan percentage to be determined.

On August 27, 2024, Mountain Crest and L&L shared a response draft of the BCA with Cubebio and NM, where inter alia, proposed the PubCo equity plan percentage to be 5%. On August 28, 2024, Cubebio and NM shared a response draft of the BCA with Mountain Crest and L&L, accepting the percentage for the PubCo equity plan.

Also on August 28, 2024, Mountain Crest’s Board met to review the terms of the proposed Business Combination with Cubebio to date. The Mountain Crest Board also reviewed proposed resolutions which would be adopted by the Mountain Crest Board in order to approve the entry into the business combination agreement, allowing for further changes to the business combination agreement and other transaction documents as well. During the meeting, Mountain Crest’ management provided Mountain Crest’s Board with a comprehensive overview of Cubebio’s business, strategy, and future operating plans and prospects, the results and findings of Mountain Crest’s due diligence process, financial analyses and comparable transactions. Mountain Crest’s Board unanimously determined that it was in the best interests of Mountain Crest to proceed with a business combination transaction with Cube, and authorized Mountain Crest’s officers to finalize the transaction.

On August 29, 2024, the parties executed the BCA. On the same day, a press release was issued announcing the transaction. On August 30, 2024, Mountain Crest filed a current report on Form 8-K attaching the business combination agreement along with ancillary documents as well as the press release.

The Mountain Crest Board’s Reasons for Approving the Business Combination

In evaluating the transaction with Cube, the Mountain Crest Board consulted with management. The Mountain Crest Board considered and evaluated several factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Mountain Crest Board did not assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Mountain Crest Board based its decision on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weights to different factors. This explanation of the Mountain Crest Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in connection with the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.” Before reaching its decision, the Mountain Crest Board also discussed the material results of its management’s due diligence activities, which included:

●	extensive meetings and calls with Cubebio’s management team regarding the Cubebio’s pipeline products, development plans, operations and projections;

●	research on cancer related industries in general and with a focus on diagnostics in particular, the product development pipelines, and biopharma partnerships, where market sizes were overlaid with Cubebio’s product and service offerings and potential revenue shares;

●	due diligence activities relating to business, accounting, legal, tax, insurance, operations and other matters;

●	financial forecasts and valuation analyses including financials provided by Cube; and

●	research on the public trading values of comparable peer companies.

The Mountain Crest Board considered a number of factors that align with the above metrics pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:

●	The Mountain Crest Board believes Cubebio’s two main reagent kits have substantial potential of success for early detection of cancers, in particular pancreatic cancer, its ability to enter into strategic relationships with major distribution partners, and its garnering of support from various governmental agencies for its research and development.

●	The Mountain Crest Board believes Cubebio’s product portfolio, consisting mainly of the following two reagent kits, present early mover advantage in the non-invasive in-vitro diagnostic product space.

1.	CEED-Novus P;

2.	CEED-Novus;

●	The Mountain Crest Board believes Cubebio’s global strategic partnerships with Jacobson Pharma Group and Samsung Electronics are indication of technology development and commercialization potential for Cubebio’s main product candidates noted above.

●	The Mountain Crest Board believes Cubebio has a solid capital-raising foundation, having raised $26 million to date, including grants and awards that are non-dilutive.

●	Clear growth path both organically and with add-on plans. Korea is well known and respected for its robust biotech sector. Cubebio’s listing on Nasdaq will likely open doors for Cubebio to acquire other, perhaps smaller, early-to-mid stage biotech companies in the region. Cubebio’s existing pipeline products present clear growth path but its ability to acquire other biotech companies in Korea can add to its already rapid growth plans.

●	Near-term milestones provide for potential value inflection points. Cubebio has multiple upcoming catalysts including, but not limited to, (1) utilizing platform technology expansion resulting in additional pipeline product developments; and (2) add-on growth plans through acquisition of other biotech companies in Korea.

●	Attractive valuation. Our management conducted extensive search of comparable biotech companies to Cube, but given the limited number of Asia-based biotech companies listed in the U.S., the comparable chosen were U.S.-based companies that have similar cancer detection programs as that of Cube. The Mountain Crest Board considered Guardant Health, Inc. (Nasdaq: GH) as the most comparable cancer-detection-focused company to Cube. As of December 31, 2023, GH had a market capitalization of $3.28 billion with $563.9 million in 2023 fiscal year end revenue, or 5.8x in P/S multiple. Given Cubebio’s estimated 2027 revenue of approximately $119.4 million, the Mountain Crest Board concluded that a valuation of $375 million (or less than 3.2x P/S multiple) was attractive in comparison.

●	Lock-Up. Key stockholders of Cubebio (including its management team) agreed to be subject to a six-month lockup in respect of their common stock, subject to certain customary exceptions, which would provide important stability to the leadership and governance of Cube.

●	Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable were the product of arm’s length negotiations between Mountain Crest and Cube.

With respect to the revenue projections Cubebio provided to the Mountain Crest Board, Cubebio utilized internal resources, external company advisors, and third-party data sources. Company personnel participating in putting together the financial model and formulating the projections included Taeyeol Ryu. External resources utilized to assist with formulating projections included data generated by third parties, primarily KPMG Samjong Accounting Corp. In April 2024, Cubebio provided the following revenue projections to the Mountain Crest Board. While the projected revenues skewed toward later years, the Mountain Crest Board noted the early ramping up in such projections during 2025 and 2026.

Revenue projections	2025	2026	2027	2028
USD$ in millions	18.8	42.7	67.8	196.2

However, in August 2024, Cubebio provided a set of adjusted projections to the Mountain Crest Board, slowing down the early ramp-up in revenue projections and deferring projected growth to mostly later years. While the totality of projected revenues improved, the Mountain Crest Board expressed concerns with the early slow-down and re-calibrated the valuation from $620 million to $375 million with an earnout such that if Cubebio over-delivers relative to its adjusted revenue projections, additional consideration will be rewarded, but otherwise a more modest valuation shall govern the transaction to correspond to the reduction in projected revenues for the earlier part of the forecast period.

Revenue projections	2025	2026	2027	2028
USD$ in millions	5.7	25.8	119.4	350.9

In connection with the Mountain Crest Board’s review of the Business Combination, Cubebio provided the Mountain Crest Board with its internal financial analysis model. Although the Mountain Crest Board received certain financial projections included in Cubebio’s financial model, it did not consider these financial projections as a determinative factor in its decision to enter into the Business Combination Agreement. The revenue projections were developed by Cubebio in order to provide overall direction of Cubebio and to explain the growth strategy in detail. It provided a sense of where Cubebio is headed and what its strategies are for growth over the next few years. The Mountain Crest Board relied in part on Cubebio’s 2027 projection, which was estimated by Cubebio to be at $119.4 million in revenue. Therefore, the Mountain Crest Board concluded that a valuation of approximately $375 million or less than 3.2x P/S multiple was reasonable especially in light of comparable public companies. While Cubebio’s revenue projections were provided by Cubebio’s management and external consultant, considering the rapid growth of the urine-based cancer diagnostic biotech sector, the Mountain Crest Board believed that the projected growth rates of Cubebio were reasonable as a reference. Nevertheless, given the tendency of diminishing projection accuracy over the duration of a projection period, the Mountain Crest Board focused on the front-to-mid end of Cubebio’s projection for 2026 and 2027, with Cubebio’s earnout based on audited financials as of December 31, 2026, to be rewarded in 2027, providing further support for incentive alignment.

Cubebio believes the assumptions described above built into the financial projections were reasonable at the time the financial projections were prepared, given the information Cubebio had at that time and its business strategy at such time. However, there are important factors that may affect actual results and cause the results reflected in the financial projections not to be achieved include, among other things, risks and uncertainties relating to Cubebio’s business, industry performance, and general business and economic conditions, including the ongoing impacts of the COVID-19 pandemic and political and macroeconomic factors. The financial projections also reflect assumptions as to certain business decisions and strategy that are subject to change.

In addition, the financial projections were prepared and provided prior to the announcement of the Business Combination, treating Cubebio on a standalone basis, without giving effect to, and as if Cubebio never contemplated, the Business Combination, including the impact of negotiating or executing the transactions, the expenses that may be incurred in connection with consummating the transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the Business Combination Agreement being executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Business Combination Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the transactions.

Cubebio’s revenue projections included herein have been prepared by and is the responsibility of Cubebio’s management. Samil PricewaterhouseCoopers has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Cubebio’s revenue projections and, accordingly, Samil PricewaterhouseCoopers does not express an opinion or any other form of assurance with respect thereto. The Samil PricewaterhouseCoopers report included in this document relates to the Cubebio ‘s previously issued financial statements. It does not extend to Cubebio’s revenue projections and should not be read to do so.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR CUBEBIO NEITHER CUBEBIO NOR PUBCO NOR NOR MOUNTAIN CREST UNDERTAKES ANY OBLIGATION AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

THE PROJECTIONS DO NOT NECESSARILY REPRESENT THE CURRENT VIEW OF THE BUSINESS BY CUBEBIO’S MANAGEMENT AND SHOULD NOT BE VIEWED AS AN INDICATOR OF PUBCO’S FUTURE PERFORMANCE. THE PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS SET FORTH BELOW. NONE OF CUBEBIO, MOUNTAIN CREST, PUBCO, NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY CUBEBIO SHAREHOLDER, MOUNTAIN CREST SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

The Mountain Crest Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

●	Future Financial Performance. The risk that future financial performance may not meet our expectations due to factors in our control or out of our control, including economic cycles or other macroeconomic factors. The Mountain Crest Board considered this as a high-risk factor and sought substantial discount to public comparable.

●	Financial Obligations of Cube. Cubebio has liabilities of approximately $7.5 million as of June 30, 2024. The Mountain Crest Board considered this as a risk but not a major risk, since all biotech companies require a series of financing along their development progress. The financing from this Business Combination, along with various additional ways of financing for the post-Business Combination entity as a publicly traded company that are not available to Cubebio currently as a privately held company, can potentially provide the resources needed for achieving the milestones.

●	COVID-19. Uncertainties regarding the impacts of the COVID-19 virus and related economic disruptions on Cubebio’s operations and demand for its products. The Mountain Crest Board considered this as a medium-risk factor, but of transitory nature and not a risk that would jeopardize the consummation of the Business Combination.

●	Potential Conflicts of Interest. The directors and officers of Mountain Crest may have certain conflicts of interest as described below in the section “Executive Officers and Directors of Mountain Crest — Conflicts of Interest.” Mountain Crest does not believe however that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially affected its search for an acquisition target nor will materially impact its ability to complete the proposed Business Combination because in most cases the affiliated companies are closely held entities controlled by the officer or director or the nature of the affiliated company’s business is such that it is unlikely that a conflict will arise. The Mountain Crest Board considered the potential conflicts of interest and determined such potential conflicts were not an impediment to the Business Combination.

●	Potential for Benefits not Achieved. The risk that the potential benefits of the Business Combination, including Cubebio’s future value-creation strategies and identified cost savings or revenue opportunities, may not be fully achieved, or may not be achieved within the expected timeframe. The Mountain Crest Board considered this as a low-risk factor given the developing stage of the urine-based diagnotiscs industry, where significant room for growth of the entire sector provides Cubebio with further margin of safety to execute upon its value-creation strategies and cost/revenue opportunities.

●	Liquidation of Mountain Crest. The risks and costs to our business if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in our inability to effect a business combination by November 16, 2025 (or such later date as may be approved by Mountain Crest’s stockholders in an amendment to the Mountain Crest Charter) and force Mountain Crest to liquidate and the rights underlying the units issued and outstanding to expire worthless. The Mountain Crest Board considered the liquidation risk, but did not consider it a major concern, since Mountain Crest has the ability to extend its term through a shareholder vote to amend the certificate of incorporation. On December 20, 2022, Mountain Crest’s stockholders approved an amendment to the Mountain Crest Charter extending the date until which Mountain Crest is required to complete a business combination from February 16, 2023 to May 16, 2023. In connection with the stockholders’ vote at the Special Meeting of Stockholders held by Mountain Crest on December 20, 2022, 4,965,892 shares were tendered for redemption. On May 12, 2023, Mountain Crest’s stockholders approved an amendment to the Mountain Crest Charter extending the date until which Mountain Crest is required to complete a business combination from May 16, 2023 to February 16, 2024. In connection with the stockholders’ vote at the Special Meeting of Stockholders held by Mountain Crest on May 12, 2023, 1,405,134 shares were tendered for redemption. At an annual meeting of stockholders held on August 21, 2023, Mountain Crest’s stockholders approved an amendment to the Mountain Crest Charter extending the date until which Mountain Crest is required to complete a business combination from February 16, 2024 to November 16, 2024. In connection with the stockholders’ vote at the Mountain Crest August 21, 2023 annual meeting, 9,653 shares were tendered for redemption. At an annual meeting of stockholders held on November 8, 2024, Mountain Crest’s stockholders approved an amendment to the Mountain Crest Charter extending the date until which Mountain Crest is required to complete a business combination from November 16, 2024 to November 16, 2024. In connection with the stockholders’ vote at the Mountain Crest November 8, 2023 annual meeting, 418,217 shares were tendered for redemption.

●	Stockholder Vote. The risk that our stockholders may fail to provide the respective votes necessary to effect the Business Combination. The Mountain Crest Board considered the risk that shareholders may not vote for the Business Combination, however the Board determined the risk was minimal because of the merits of the transaction and the relatively large amount of votes controlled by the insiders.

●	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within our control. The Mountain Crest Board did not consider the closing conditions to be a significant risk to consummating the Business Combination because of the merits of the transaction.

●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination. The Mountain Crest Board considered the possibility of litigation disrupting the Business Combination, but the Board determined that litigation was not a significant risk to the consummation of the Business Combination.

●	Listing Risks. The challenges associated with preparing Cube, a private entity, for the applicable disclosure and listing requirements to which Cubebio will be subject as a publicly traded company on the Nasdaq. The Mountain Crest Board considered this risk but did not find it a significant risk to the consummation of the Business Combination.

●	Other Risks. Various other risks associated with the Business Combination, the business of Mountain Crest, and the business of Cubebio as described under “Risk Factors.” While the Mountain Crest Board did consider other risks to the Business Combination, none of them gave the Board significant concern that such other risks would jeopardize the consummation of the Business Combination.

PROPOSAL NO. 2:

THE GOVERNANCE PROPOSAL

Overview

Mountain Crest is asking Mountain Crest’s stockholders to vote upon, on a non-binding advisory basis, a proposal to approve the amendment and restatement with effect at the Effective Time of the Mountain Crest Existing Governing Documents by the adoption of the Replacement Governing Documents as the memorandum and articles of association of Mountain Crest in substitution for and to the exclusion of the Existing Governing Documents, as required by the Cayman Companies Law and Mountain Crest’s Existing Governing Documents. These proposals are being presented in accordance with SEC guidance and will each be voted upon on an advisory basis. The vote on each of these proposals are not binding on Mountain Crest or Mountain Crest’s Board.

In the judgment of the Board, these provisions are necessary to adequately address the needs of PubCo.

Governance Proposals

The following is a summary of the material differences between the Existing Charter and PubCo’s Amended and Restated Memorandum and Articles of Association. This summary is qualified by reference to the complete text of PubCo’s Amended and Restated Memorandum and Articles of Association, a copy of which is attached to this proxy statement/prospectus as Annex B. Mountain Crest urges all stockholders to read PubCo’s Amended and Restated Memorandum and Articles of Association in their entirety for a more complete description of its terms. Additionally, as the Existing Charter is governed by the Delaware General Corporation Law and PubCo’s Amended and Restated Memorandum and Articles of Association will be governed by the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), Mountain Crest encourages stockholders to carefully consult the information set out under the “Description of PubCo’s Share Capital — Comparison of Rights of PubCo Shareholders and MOUNTAIN CREST stockholders” section of this proxy statement/prospectus.

	Mountain Crest Existing Charter	PubCo Amended and Restated Memorandum and Articles of Association
Governance Proposal A — Merger and Name Change	Existing Charter provides that Mountain Crest is a Delaware corporation named Mountain Crest Acquisition Corp. V.	PubCo was formed under the laws of the Cayman Islands and will be named [●].

Governance Proposal B — Authorized Shares of Common Stock	Existing Charter authorizes the issuance of up to [30,000,000] shares of Common Stock, par value $0.0001 per share.	The Amended and Restated Memorandum and Articles of Association (“Proposed PubCo Charter”) authorize 990,000,000 ordinary shares of a par value of US$0.0001 each, each is entitled to one vote and 10,000,000 preference shares of a par value of US$0.0001 each.

Governance Proposal C — Exclusive Forum	Not specified but defaults to Delaware as the exclusive forum for stockholder litigation.	The Proposed PubCo Charter adopts the Cayman Islands as the exclusive forum for certain shareholder litigation; provided, however, that this exclusive forum provision shall not apply to any action or suits brought to enforce any liability or duty created by the United States Securities Act of 1933, as amended, the Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

Governance Proposal D — Corporate Takeovers	Mountain Crest is subject to Section 203 of the DGCL relating to business combinations with interested shareholders and includes additional restrictions on business combinations with interested shareholders.	Proposed PubCo Charter do not include these provisions.

Reasons

Governance Proposal A — Change of Name

The change in name from Mountain Crest to Cubebio Holdings Limited will better reflect the nature of PubCo’s business after the Business Combination.

Governance Proposal B — Authorized Shares of Common Stock

The greater number of authorized shares of share capital is desirable for PubCo to have sufficient shares to issue the Merger Consideration in the Business Combination and have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for share dividends and share subdivisions and to issue upon exercise of potential equity grants made in the future.

Governance Proposal C — Exclusive Forum

Following the Closing of the Business Combination, PubCo will be the ultimate parent company and PubCo is a Cayman Islands exempted company. Accordingly, Mountain Crest’s Board has determined it is in the best interest of the stockholders to adopt a Cayman Islands exclusive forum for certain shareholder litigation through the adoption of the Proposed PubCo Charter.

The Proposed PubCo Charter designates the courts of the Cayman Islands to have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to: (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Director, Officer or other employee of the Company to the Company or the Members; (c) any action asserting a claim arising pursuant to any provision of the Companies Act (as revised) of the Cayman Islands, Proposed PubCo Charter and (d) any action asserting a claim against the Company governed by the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America). This exclusive forum provision does not apply to any action or suits brought to enforce any liability or duty created by the United States Securities Act of 1933, as amended, the Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

As a result, it may be difficult for investors to litigate against PubCo or to enforce judgments obtained in the United States courts against PubCo or its directors or officers.

Governance Proposal D — Corporate Takeovers

Mountain Crest’s Board has determined that following the Closing of the Business Combination, PubCo will not require anti-takeover provisions or the restrictions on business combinations with interested shareholders. Accordingly, in adopting the Proposed PubCo Charter the Mountain Crest Board did not include such anti-takeover provisions or restrictions on business combinations with interested shareholders.

Governance Proposal E — Blank Check Provision

Mountain Crest’s Board has determined that following the Closing of the Business Combination, PubCo will not require provisions related to Mountain Crest’s status as a blank check company, which will become irrelevant following the consummation of the Business Combination and due to the post-Business Combination status of Mountain Crest as a subsidiary of PubCo. Accordingly, in adopting the Proposed PubCo Charter the Mountain Crest Board did not include such blank check provisions or restrictions on business combinations with interested shareholders.

Vote Required for Approval

Each of the Governance Proposals, each of which is a non-binding vote, assuming that a quorum is present at the Special Meeting, will be approved only if holders of at least sixty-five percent (65%) of the issued and outstanding shares of Mountain Crest Common Stock as of the record date vote “FOR” each of the Governance Proposals. Accordingly, attending the Meeting either in person or by proxy and abstaining from voting will have the same effect as voting “AGAINST” each of the Governance Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Governance Proposals.

As discussed above, the Governance Proposals are advisory votes and therefore are not binding on Mountain Crest or Mountain Crest’s Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, the Proposed PubCo Charter will be the charter of PubCo upon consummation of the Business Combination.

The Initial Stockholders have agreed to vote any shares of Mountain Crest common stock owned by them in favor of the Governance Proposals.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF EACH OF THE GOVERNANCE PROPOSALS UNDER PROPOSAL NO. 2.

PROPOSAL NO. 3

THE DIRECTOR PROPOSAL

Election of Directors

Pursuant to the Business Combination Agreement, Mountain Crest has agreed to take all necessary action, including causing the directors of Mountain Crest to resign, so that effective at the Closing, PubCo’s board of directors will consist of seven individuals, at least two (2) of whom shall qualify as independent directors under the Nasdaq rules.

It is proposed that PubCo’s board of directors consist of the directors shown in the table below, to serve in the class indicated:

Name	Age	Position
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]

Information regarding each nominee is set forth in the section titled “Management After the Business Combination.”

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, to elect [●] to serve on Cubebio Holdings Limited’s board of directors until the 202[●] annual meetings of stockholders, as applicable, and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal.”

Vote Required for Approval

The election of each director nominee must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the PubCo Ordinary Shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on the Director Proposal.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the Mountain Crest Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the PubCo Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment. Any shares not voted “FOR” a particular nominee (whether due to a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

The Director Proposal is conditioned upon the approval (or waiver) of the Business Combination Agreement Proposal.

Following consummation of the Business Combination, the election of PubCo Board will be governed by the Proposed Articles of Association and Proposed Bylaws and the laws of the Cayman Islands.

Recommendation of the Mountain Crest Board

THE MOUNTAIN CREST BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES IN THE DIRECTOR PROPOSAL.

PROPOSAL NO. 4:

THE INCENTIVE PLAN PROPOSAL

Mountain Crest is asking Mountain Crest’s shareholders to approve and adopt the PubCo Incentive Plan and the material terms thereunder.

The Incentive Plan is described in more detail below. A copy of the Incentive Plan is included in this proxy statement/prospectus as Annex C.

Overview

The following is a summary description of the Incentive Plan as proposed to be approved by Mountain Crest in connection with the Business Combination. The summary is not a complete statement of the Incentive Plan and is qualified in its entirety by reference to the complete text of the Incentive Plan, a copy of which is attached hereto as Annex C. Mountain Crest’s stockholders should refer to the Incentive Plan for more complete and detailed information about the terms and conditions of the Incentive Plan. In the event of a conflict between the information in this description and the terms of the Incentive Plan, the Incentive Plan shall control. Unless the context otherwise requires, references in this summary description to “we”, “us” and “our” generally refer to Mountain Crest in the present tense or PubCo from and after the Business Combination.

Background of the Incentive Plan

On [●], 2025, the Mountain Crest Board approved, subject to the approval by Mountain Crest’s stockholders, the Incentive Plan. The Incentive Plan will become effective on the Closing Date and, if shareholder approval is obtained, PubCo will be authorized to grant awards to eligible service providers as described below. If the Incentive Plan is not approved by Mountain Crest’s shareholders, the Incentive Plan will not become effective and PubCo will not be able to grant equity awards under the Incentive Plan. Mountain Crest believes PubCo’s ability to recruit and retain top talent will be adversely affected if the Incentive Plan is not approved.

Summary of the Incentive Plan

Purpose of the Incentive Plan

The purpose of the Incentive Plan is to secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for PubCo’s success and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the PubCo Ordinary Shares through the granting of awards under the Incentive Plan. Mountain Crest believes that the awards to be issued under the Incentive Plan will motivate award recipients to offer their maximum effort to PubCo and help focus them on the creation of long-term value consistent with the interests of PubCo shareholders. Mountain Crest believes that grants of incentive awards are necessary to enable PubCo to attract and retain top talent.

Awards

The Incentive Plan provides for the grant of incentive stock options (“ISOs”) within the meaning of Section 422 of the Code, to PubCo employees and subsidiary corporations’ employees, and for the grant of non-statutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, and other forms of awards to PubCo’s employees, directors and consultants and any of PubCo’s affiliates’ employees and consultants. Upon the closing of the Business Combination, PubCo expects there to be approximately [●] employees of PubCo, including [●] executive officers, [●] non-employee directors and [●] consultants eligible to be granted awards under the Incentive Plan.

Authorized Shares

Initially, the maximum number of shares of the PubCo Ordinary Shares that may be issued under the Incentive Plan after it becomes effective will be five percent (5%) of the outstanding shares of PubCo Ordinary Shares as of the Closing of the Business Combination. The total number of PubCo ordinary shares that will be reserved for issuance under the PubCo will be [●] shares for the [●], and approximately $[●] million shares for the sponsor of Mountain Crest. In addition, depending on the amount of Pre-PIPE or PIPE raised, as well as the redemption rate from Mountain Crest’s existing shareholders, additional shares will be reserved and issued.

Shares of PubCo Ordinary Shares subject to awards that will be granted under the Incentive Plan that expire or terminate without being exercised in full will not reduce the number of shares of PubCo Ordinary Shares available for issuance under the Incentive Plan. The settlement of any portion of an award in cash will not reduce the number of PubCo Ordinary Shares available for issuance under the Incentive Plan. Shares of PubCo Ordinary Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will not reduce the number of shares of PubCo Ordinary Shares that will be available for issuance under the Incentive Plan. With respect to a stock appreciation right, only shares of PubCo Ordinary Shares that are issued upon settlement of the stock appreciation right will count towards reducing the number of shares of PubCo Ordinary Shares available for issuance under the Incentive Plan. If any shares of PubCo Ordinary Shares issued pursuant to an award are forfeited back to or repurchased or reacquired by PubCo due to forfeiture, cancellation or expiration, the shares of PubCo Ordinary Shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the Incentive Plan.

Plan Administration

PubCo’s board of directors, or a duly authorized committee of PubCo’s board of directors, will administer the Incentive Plan. PubCo’s board of directors, or a duly authorized committee of PubCo’s board of directors, may, in accordance with the terms of the Incentive Plan, delegate to one or more of PubCo’s officers the authority to (i) designate employees (other than officers) to be recipients of specified awards, and to the extent permitted by applicable law, the terms of such awards; and (ii) determine the number of shares of PubCo Ordinary Shares to be subject to such awards granted to such employees. Under the Incentive Plan, PubCo’s board of directors, or a duly authorized committee of PubCo’s board of directors, will have the authority to determine: award recipients; how and when each award will be granted; the types of awards to be granted; the provisions of each award, including the period of exercisability and the vesting conditions applicable to an award; the number of shares of PubCo Ordinary Shares or cash equivalent subject to each award; and the fair market value applicable to an award.

Under the Incentive Plan, (i) PubCo’s board of directors will not, without stockholder approval, (a) reduce the exercise or strike price of an option or stock appreciation right (other than in connection with a capitalization adjustment), and (b) at any time when the exercise or strike price of an option or stock appreciation right is above the fair market value of a share of PubCo Ordinary Shares, cancel and re-grant or exchange such option or stock appreciation right for a new award with a lower (or no) purchase price or for cash, and (ii) a participant’s rights under any award will not be materially adversely impaired by any amendment without the participant’s written consent.

PubCo will also designate a plan administrator to administer the day-to-day operations of the Incentive Plan.

Stock Options

Options will be granted under stock option agreements adopted by PubCo’s board of directors. Each option will be designated in writing as an ISO or an NSO. PubCo’s board of directors will determine the exercise price for stock options, within the terms and conditions of the Incentive Plan, except the exercise price of a stock option generally will not be less than 100% (or 110% in the case of ISOs granted to a person who owns or is deemed to own stock possessing more than 10% of PubCo’s total combined voting power or that of any of PubCo’s parent or subsidiary corporations, or a ten percent stockholder) of the fair market value of PubCo Ordinary Shares on the date of grant. Options granted under the Incentive Plan will vest at the rate specified in the stock option agreement as will be determined by PubCo’s board of directors. The terms and conditions of separate options need not be identical.

No option will be exercisable after the expiration of ten years (or five years in the case of ISOs granted to a ten percent stockholder) or a shorter period specified in the applicable award agreement. Unless the terms of an option holder’s stock option agreement, or other written agreement between PubCo and the recipient, provide otherwise, if an optionholder’s service relationship with PubCo or any of PubCo’s affiliates ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. If an option holder’s service relationship with PubCo or any of PubCo’s affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with PubCo or any of PubCo’s affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. An optionholder may not exercise an option at any time that the issuance of shares upon such exercise would violate applicable law. Unless provided otherwise in the optionholder’s stock option agreement or other written agreement between an optionholder and us, if an optionholder’s service relationship with PubCo or any of PubCo’s affiliates ceases for any reason other than for cause and, at any time during the last thirty days of the applicable post-termination exercise period: (i) the exercise of the optionholder’s option would be prohibited solely because the issuance of shares of Ordinary Shares upon such exercise would violate applicable law, or (ii) the immediate sale of any shares of PubCo Ordinary Shares issued upon such exercise would violate PubCo’s trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that begins after the date the award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period. There is no limitation as to the maximum permitted number of extensions. However, in no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of PubCo Ordinary Shares issued upon the exercise of a stock option will be determined by PubCo’s board of directors and may include (i) cash or check, bank draft or money order payable to us; (ii) a broker-assisted cashless exercise; (iii) subject to certain conditions, the tender of shares of PubCo’s Ordinary Shares previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration acceptable to PubCo’s board of directors.

Unless PubCo’s board of directors provides otherwise, options or stock appreciation rights generally will not be transferable except by will or the laws of descent and distribution. Subject to approval of PubCo’s board of directors or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Limitations on ISOs

The aggregate fair market value, determined at the time of grant, of PubCo Ordinary Shares with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of PubCo’s stock plans or plans of PubCo’s affiliates may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of PubCo’s total combined voting power or that of any of PubCo’s parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards

Subject to the terms of the Incentive Plan, each restricted stock unit award will have such terms and conditions as determined by PubCo’s board of directors. A restricted stock unit award represents a participant’s right to be issued on a future date the number of shares of PubCo Ordinary Shares that is equal to the number of restricted stock units subject to the award. A participant will not have voting or any other rights as a stockholder of PubCo’s with respect to any restricted stock unit award (unless and until shares are actually issued in settlement of a vested restricted stock unit award). A restricted stock unit award will be granted in consideration for a participant’s services to PubCo or an affiliate, such that the participant will not be required to make any payment to PubCo (other than such services) with respect to the grant or vesting of the restricted stock unit award, or the issuance of any shares of PubCo Ordinary Shares pursuant to the restricted stock unit award. PubCo’s board of directors may determine that restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to PubCo’s board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock (or any combination of PubCo Ordinary Shares and cash), or in any other form of consideration determined by PubCo’s board of directors and set forth in the restricted stock unit award agreement. At the time of grant, PubCo’s board of directors may impose such restrictions or conditions on the award of restricted stock units that delay delivery to a date following the vesting of the award. Additionally, dividend equivalents may be paid or credited in respect of shares of PubCo Ordinary Shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between PubCo and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards

Restricted stock awards will be granted under restricted stock award agreements adopted by PubCo’s board of directors. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to PubCo or any of PubCo’s affiliates, or any other form of legal consideration that may be acceptable to PubCo’s board of directors and permissible under applicable law. PubCo’s board of directors will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Dividends may be paid or credited with respect to shares subject to a restricted stock award, as determined by PubCo’s board of directors and specified in the applicable restricted stock award agreement. If a participant’s service relationship with PubCo ends for any reason, PubCo may receive any or all of the shares of PubCo Ordinary Shares held by the participant that have not vested as of the date the participant terminates service with PubCo through a forfeiture condition or a repurchase right.

Stock Appreciation Rights

Stock appreciation rights will be granted under stock appreciation right agreements adopted by PubCo’s board of directors and denominated in shares of PubCo Ordinary Shares equivalents. The terms of separation stock appreciation rights need not be identical. PubCo’s board of directors will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of PubCo Ordinary Shares on the date of grant. A stock appreciation right granted under the Incentive Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by PubCo’s board of directors. Stock appreciation rights may be settled in cash or shares of PubCo Ordinary Shares (or any combination of PubCo Ordinary Shares and cash) or in any other form of payment, as determined by PubCo’s board of directors and specified in the stock appreciation right agreement.

Our board of directors will determine the term of stock appreciation rights granted under the Incentive Plan, up to a maximum of ten years. If a participant’s service relationship with us or any of PubCo’s affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. If a participant’s service relationship with PubCo or any of PubCo’s affiliates ceases due to death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation rights for a period of 18 months following the date of death. If a participant’s service relationship with PubCo or any of PubCo’s affiliates ceases due to disability, the participant may generally exercise any vested stock appreciation rights for a period of 12 months following the cessation of service. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. A holder of a stock appreciation right may not exercise a stock appreciation right at any time that the issuance of shares upon such exercise would violate applicable law. Unless provided otherwise in the stock appreciation right agreement or other written agreement between the participant and us, if a participant’s service relationship with PubCo or any of PubCo’s affiliates ceases for any reason other than for cause and, at any time during the last thirty days of the applicable post-termination exercise period: (i) the exercise of the participant’s stock appreciation right would be prohibited solely because the issuance of shares upon such exercise would violate applicable law, or (ii) the immediate sale of any shares issued upon such exercise would violate PubCo’s trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that begins after the date the award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period. There is no limitation as to the maximum permitted number of extensions. However, in no event may a stock appreciation right be exercised beyond the expiration of its term.

Other Stock Awards

PubCo’s board of directors will be permitted to grant other awards, based in whole or in part by reference to, or otherwise based on, PubCo Ordinary Shares, either alone or in addition to other awards. PubCo’s board of directors will have the sole and complete discretion to determine the persons to whom and the time or times at which other stock awards will be granted, the number of shares under the other stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit

The aggregate value of all compensation granted or paid following the effective date of the Incentive Plan to any individual for service as a non-employee director with respect to any fiscal year, including awards granted under the Incentive Plan (valued based on the grant date fair value for financial reporting purposes) and cash fees paid by PubCo to such non-employee director, will not exceed $500,000 in total value.

Changes to Capital Structure

In the event there is a specified type of change in PubCo’s capital structure, such as a stock split, reverse stock split, or recapitalization, PubCo’s board of directors will appropriately and proportionately adjust (i) the class(es) and maximum number of shares subject to the Incentive Plan and the maximum number of shares by which the share reserve may annually increase pursuant to the Incentive Plan; (ii) the class(es) and maximum number of shares that may be issued on the exercise of ISOs; and (iii) the class(es) and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards granted under the Incentive Plan.

Corporate Transactions

In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s award agreement or other written agreement with PubCo or one of PubCo’s affiliates or unless otherwise expressly provided by PubCo’s board of directors at the time of grant, any awards outstanding under the Incentive Plan may be assumed, continued or substituted for, in whole or in part, by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by PubCo with respect to PubCo Ordinary Shares issued pursuant to awards may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such awards, then (i) with respect to any such awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such awards will be accelerated in full (or, in the case of awards with performance-based vesting with multiple vesting levels depending on the level of performance, unless provided otherwise in the applicable award agreement, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction) as PubCo’s board of directors determines (or, if PubCo’s board of directors does not determine such a date, to the date that is five days prior to the effective time of the corporate transaction), and such awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by PubCo with respect to such awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the occurrence of the corporate transaction, except that any reacquisition or repurchase rights held by PubCo with respect to such awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event an award will terminate if not exercised prior to the effective time of a corporate transaction, PubCo’s board of directors may provide, in its sole discretion, that the holder of such award may not exercise such award but instead will receive a payment, in such form as may be determined by PubCo’s board of directors, equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the award, over (ii) any per share exercise price payable by such holder, if applicable. As a condition to the receipt of an award, a participant will be deemed to have agreed that the award will be subject to the terms of any agreement under the Incentive Plan governing a corporate transaction involving us.

Under the Incentive Plan, a “corporate transaction” generally will be the consummation, in a single transaction or in a series of related transactions, of (i) a sale or other disposition of all or substantially all, as determined by PubCo’s board of directors, of the consolidated assets of PubCo and PubCo’s subsidiaries; (ii) a sale or other disposition of at least 50% of PubCo’s outstanding securities; (iii) a merger, consolidation or similar transaction following which PubCo is not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which PubCo is the surviving corporation but the shares of PubCo Ordinary Shares outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Transferability

Except as expressly provided in the Incentive Plan or the form of award agreement, awards granted under the Incentive Plan may not be transferred or assigned by a participant. After the vested shares subject to an award have been issued, or in the case of a restricted stock award and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of PubCo’s trading policy and applicable law.

Clawback/Recovery

All awards granted under the Incentive Plan will be subject to recoupment in accordance with any clawback policy that PubCo is required to adopt pursuant to the listing standards of any national securities exchange or association on which PubCo’s securities are listed or as is otherwise required by the Dodd-Frank Act or other applicable law and any clawback policy that PubCo otherwise adopts, to the extent applicable and permissible under applicable law. In addition, PubCo’s board of directors may impose such other clawback, recovery or recoupment provisions in an award agreement as PubCo’s board of directors determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of PubCo Ordinary Shares or other cash or property upon the occurrence of cause.

Amendment or Termination

PubCo’s board of directors may accelerate the time at which an award granted under the Incentive Plan may first be exercised or the time during which an award grant under the Incentive Plan or any part thereof will vest, notwithstanding the provisions in the award agreement stating the time at which it may first be exercised or the time during which it will vest. PubCo’s board of directors will have the authority to amend, suspend, or terminate the Incentive Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments will also require the approval of PubCo’s stockholders. No ISOs may be granted after the tenth anniversary of the date PubCo’s board of directors adopts the Incentive Plan. No awards may be granted under the Incentive Plan while it is suspended or after it is terminated.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the Incentive Plan will be subject to the discretion of the compensation committee of PubCo. Therefore, Mountain Crest cannot currently determine the benefits or number of shares of PubCo Ordinary Shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION THAT the Cubebio Holdings Limited Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex C, to be effective upon the consummation of the Business Combination, be and is hereby approved and adopted.”

Vote Required for Approval

The Incentive Plan Proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Mountain Crest Common Stock who, being present in person (including virtually) or represented by proxy and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on the Incentive Plan Proposal.

The Incentive Plan Proposal is conditioned on the approval of each of the other Proposals.

Recommendation of the Mountain Crest Board

THE MOUNTAIN CREST BOARD UNANIMOUSLY RECOMMENDS THAT MOUNTAIN CREST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 5:

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Mountain Crest’s Stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Proposals. In no event will the Mountain Crest Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Mountain Crest Charter or Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Mountain Crest’s shareholders, the Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Agreement Proposal, the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Governance Proposal, the Director Proposal and the Incentive Plan Proposal. If we do not consummate the Business Combination and fail to complete an initial business combination by the end of the Combination Period, we will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders.

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Governance Proposal, the Director Proposal and the Incentive Plan Proposal, the Board may adjourn the Special Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies. In no event will Mountain Crest seek adjournment which would result in soliciting of proxies, having a stockholder vote, or otherwise consummating an initial business combination after the Combination Period, or a later date if the Stockholders extend the date by which Mountain Crest has to consummate an initial business combination.

Required Vote for Approval

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the Mountain Crest Common Stock as of the record date represented in person (including by virtual presence) or by proxy at the Special Meeting and entitled to thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

The Initial Stockholders have agreed to vote any Mountain Crest Common Stock owned by them in favor of the Adjournment Proposal.

Recommendation of the Board

The Board recommends a vote “FOR” adoption of the Adjournment Proposal.

Cubebio HOLDINGS LIMITED’S BUSINESS

Overview

Formation. Cubebio Holdings Limited (“Cubebio Holdings,” “CHL,” or the “Company”) was incorporated on September 24, 2024 and the Company’s registered office is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands. The Company was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the Business Combination Agreement (as described in the next paragraph). The Company will maintain two direct wholly-owned subsidiaries, CHL SPAC Merger Sub Inc. (the “SPAC Merger Sub”), a Delaware corporation and CHL Korea Exchange Sub Ltd. (the “Exchange Sub’), a stock corporation to be organized under the laws of the Republic of Korea. SPAC Merger Sub and Exchange Sub will be incorporated to facilitate the consummation of the Business Combination Agreement. As of September 30, 2024, these two wholly-owned entities have not yet been incorporated and therefore have had no operations. The Company, SPAC Merger Sub, and Exchange Sub are together referred to as the “Group”.

Business Combination Activities. On August 29, 2024, Mountain Crest Acquisition Corp., V, a Delaware corporation (“MCAG”), entered into the Business Combination Agreement, as may be amended, supplemented or otherwise modified from time to time, the “BCA”, by and between MCAG and Cubebio Co., Ltd., a corporation organized under the laws of Korea (the “Cubebio”), pursuant to which the following transactions will occur: subject to the approval and adoption of the BCA by the stockholders of MCAG and Cubebio, (1) SPAC Merger Sub will be merged with and into MCAG with MCAG being the surviving entity (the “SPAC Merger”) as a direct wholly owned subsidiary of the Company, and (2) all shareholders of Cubebio shall transfer their respective common shares to the Exchange Sub, in exchange for the right to receive the Company’s common shares (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination, the Company expects the Company’s common shares to be listed and traded on The Nasdaq Stock Market.

Planned Business Operations. Cubebio Holdings is incorporated for the purpose of becoming the ultimate parent company following the transactions contemplated in the Business Combination. And after the consummation of the Business Combination Agreement, Cubebio Co., Ltd., which is to become a wholly-owned subsidiary of Cubebio Holdings following the Share Swap, will be the entity to operate the substantial business of Cubebio Holdings. Thus, although Cubebio Holdings might consider other related business in the future but as of the date of this proxy statements/prospectus, Cubebio Holdings doesn’t have a specific plan of business.

Corporate Information. Cubebio Holdings’ office is located at:

Cubebio Holdings

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(xxx) xxx-xxxx

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF cubebio holdings limited

References to the “Cubebio Holdings,” “CHL,” or the “Company” in this section refer to Cubebio Holdings Limited. The following discussion and analysis of Cubebio Holdings Limited’s financial condition and results of operations should be read in conjunction with (in each case, included elsewhere herein) Cubebio Holdings Limited’s audited financial statements as of September 30, 2024 and for the period from September 24 (inception) to September 30, 2024 (and related notes. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Business Overview

Cubebio Holdings Limited (“the Company”) was incorporated on September 24, and the Company’s registered office is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands. The Company was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the Business Combination Agreement (as described in the next paragraph). The Company will maintain two direct wholly-owned subsidiaries, CHL SPAC Merger Sub Inc. (the “SPAC Merger Sub”), a Delaware corporation and CHL Korea Exchange Sub Ltd. (the “Exchange Sub’), a stock corporation to be organized under the laws of the Republic of Korea. SPAC Merger Sub and Exchange Sub will be incorporated to facilitate the consummation of the Business Combination Agreement. As of September 30, 2024, these two wholly-owned entities have not yet been incorporated and therefore have had no operations. The Company, SPAC Merger Sub, and Exchange Sub are together referred to as the “Group”.

On August 29, 2024, Mountain Crest Acquisition Corp., V, a Delaware corporation (“MCAG”), entered into the Business Combination Agreement, as may be amended, supplemented or otherwise modified from time to time, the “BCA”, by and between MCAG and Cubebio Co., Ltd., a corporation organized under the laws of Korea (the “Cubebio”), pursuant to which the following transactions will occur: subject to the approval and adoption of the BCA by the stockholders of MCAG and Cubebio, (1) SPAC Merger Sub will be merged with and into MCAG with MCAG being the surviving entity (the “SPAC Merger”) as a direct wholly owned subsidiary of the Company, and (2) all shareholders of Cubebio shall transfer their respective common shares to the Exchange Sub, in exchange for the right to receive the Company’s common shares (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination, the Company expects the Company’s common shares to be listed and traded on The Nasdaq Stock Market.

Following the consummation of the transactions contemplated by the BCA, the Group will be the surviving publicly-traded entity. However, the consummation of the transactions contemplated by the BCA is subject to numerous conditions, and there can be no assurances that such conditions will be satisfied.

Results of operations

Present below is a summary of Cubebio Holdings operating results is as follows:

For the period from September 24, 2024 (inception) to September 30,2024

For the period from September 24, 2024 (inception) through September 30, 2024
Income Statement:
Operating expenses	$(30,000)
General and administrative	(30,000)
Operating loss	(30,000)
Loss before income tax	(30,000)
Income tax expenses	-
Net loss	$(30,000)

For the period from September 24, 2024 (inception) to September 30, 2024, Cubebio Holdings’ all expenses have been related to initial start-up costs incurred with setting up a legal entity. Accordingly, as of September 30, 2024, the Company had operating expenses of $30,000 and no other expenses exist.

Liquidity and capital resources

As of September 30, 2024, the Company had no cash or cash equivalents.

From inception to September 30, 2024, the Company did not have any operating, investing, or financing cash flows.

Contractual obligations and commitments

As of September 30, 2024, the amount of $30,000 is expensed as incurred whose amount is paid on behalf of the Company and accordingly the Company owes Cubebio Co., Ltd. to pay $30,000 USD. It is recorded as a payable under the caption Other payables – related parties in the Company’s Statement of Financial Position.

Off-balance sheet arrangements

As of September 30, 2024, the Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates

The Company’s financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date, as well as the reported expenses incurred during the reporting period. Management bases its estimates on historical experience and in various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to the Company’s financial statements.

From inception to September 30, 2024, the Company did not have operating activities or become party to transactions requiring the application of significant, difficult, subjective, or complex accounting judgements.

See Summary of Material Accounting Policies in Note 3 to the financial statements as of and for the period from September 24, (inception) to September 30, 2024 for more information about the Company’s material accounting policies.

Quantitative and qualitative disclosures about market risk

As of September 30, 2024, the Company had no material exposure to market risk.

BUSINESS OF Cubebio

Unless the context requires otherwise, all references in this section to “Cubebio,” “we,” “us” or “our” refers to Cubebio Co., Ltd. prior to the consummation of the Business Combination.

Our mission is to detect cancer early, with simple, affordable, functional, and fast screening.

We are a healthcare company focused on saving lives and improving health by pioneering new technologies for early cancer detection. As a company, we have developed accurate, non-invasive, patient-friendly screening tests called CEED-Novus and CEED-Novus P for the early detection of pancreatic cancer and six other types of cancer, and we are currently working on the development of additional tests for other types of cancer, with the goal of becoming a leader in early cancer screening and diagnostics. Our screening tests utilize core technologies to efficiently measure the concentration of purine metabolites (P-marker), a highly effective biomarker, in urine. The screening tests target biomarkers that have been shown to be strongly associated with cancer. With our proprietary technologies in enzyme composition and biosensors, it consolidates the entry barrier in cancer diagnostic. CEED-Novus P has proven to be effective for pancreatic cancer screening with sensitivity of 85.71% and the number even improved to 95.23% when cross-validated with CA19-9, the most common pancreatic biomarker at present.

We have built a multi-disciplinary organization of scientists, engineers, and physicians and we are using core technologies to efficiently measure the concentration of purine metabolites, a highly effective biomarker in urine that efficiently detects various cancer types to overcome one of medicine’s greatest challenges. Using our Purine Metabolite-specific Enzyme composition, we are developing a multi-cancer early detection urine test that has demonstrated in clinical studies the ability to detect more than six types of cancer, across all stages, and localize the cancer signal with a high degree of accuracy, from a single urine test. Specifically, our diagnostic products use internally discovered cancer biomarkers. A P-marker distinctively shows the significant difference in concentration of P-marker in cancer versus non-cancer patients’ urine. The enzyme composition effectively reacts with P-marker in urine specimens. Thereafter, using microplate reader or spectrophotometer, it successfully measures optical density and concentration of P-marker in urine to diagnose cancers. We have invented Purine Metabolite specific biosensor through carbon screen printers of Working, Counter, and Reference electrodes by discovering an optimal combination of materials, size, length and position for each electrode. The optimized biosensor selectively disintegrates P-marker only at a specific level of voltage and controls it to increase the current in proportion to its concentration. We believe self-testing of cancer is possible using high-tech biosensors.

Our multi-cancer early detection simple, affordable, functional, and fast urine test, CEED-Novus P, has proven to be effective for pancreatic cancer screening with sensitivity of 85.71% and the number even improved to 95.23% when cross-validated with CA19-9, the most common pancreatic biomarker at present. It consists of electrochemical sensors and devices, and self-testing is possible. We believe that our multi-cancer early detection test can lead to a dramatic increase in early cancer diagnosis. Conventional cancer diagnostics methods, such as endoscopy, CT scan, Ultrasound scan, MRI, tissue biopsy, and genetic testing take up to two weeks to provide results and cost up to $10,000 USD. Our non-invasive in-vitro diagnostics with urine specimen create comfortable examination conditions, significantly low diagnostic costs [approximately up to USD $80] allowing a more frequent cancer monitoring schedule, and approximately 5 minutes to derive results comparatively, which enables immediate decision-making.

Our History

In 2020, we acquired T1-3 rating, given to companies with excellent technology and future growth potentials, from NICE Information Service, the best technology evaluation company in Korea. We conducted research and clinical trials with 3 Chinese provincial-level general hospitals, Russian, Singaporean National Cancer Centre, and Asan Medical Center Seoul. In 2022, we signed a joint research agreement with Seoul National University Bundang Hospital for urine-based cancer screening, whose result for pancreatic cancer screening awaits publication during early 2025. We expect to expand our joint research on lung cancer with Singaporean National Cancer Centre during the first half of 2025.

Calendar Year	Event
2011.11	Establishment of Cubebio Co., Ltd.
2014.10	3Bn KRW investment attracted as CB from Korean Development Bank
2015.03	Certification of corporate annex research institute
2015.04	Certification of venture company
2015.05	Merger of Cubebio and IBDT
2017.10	Certifications of Medical device manufacturing business, Certifications of Medical device export
2019.01	Awarded the grand prize for the Best Patent Products
2019.07	Signed Patron partnership with Union for International Cancer Control (UICC)
2019.10	Participated World Cancer Leaders’ Summit as Patron partner, Kazakhstan
2019.11	Signed mass-production contract with BH and DKT
2020.02	Earned TI-3 degree for investment-related technical evaluation from NICE Information Service Co., Ltd.
2020.03	Acquired authorization of export and Certificate of Free Sales
2020.05	Awarded as the Best Bio award from Best Korean Company Award
2020.10	Attracted investment from Singaporean investor ACA Partners
2021.05	CE Certificate (Analyzer)
2021.12	Signed joint technology development contract with Seoul National University Bundang Hospital
2022.01	Signed joint technology development contract with Ewha Womans University Medical Center
2022.05	Ministry of Trade-Samsung Electronics: Transfer of patented technology [Patent name: Biosensor]
2022.11	Including Hong Kong listed pharmaceutical company, Jacobson Pharma Group Signed 73M USD-worth export contract targeting 8 different countries
2022.11	Signed Research Collaborative Agreement with National Cancer Centre Singapore and proceeding joint research
2023.04	Selected as an Innovative product from Korean governmental agency(PPS) and will supply the product to public agencies for 3years
2023.07	Draw clinical result of pancreatic cancer research with SNUH
2023.09	Participated US-government fight for cancer project CANCER MOONSHOT
2024.03	Signed exclusive export contract worth 14.7Mn USD with Taiwan Bio-Tech Company (TBC)

Our Awards

Recognized for our exclusive technology of screening for cancer in urine specimens, we have received 6 awards. The figure below gives the details of the awards we have won.

2019/01	Awarded the Korean Patent Grand Prize
2019/07	Awarded the 2019 Money Today Grand Prize for Innovative Technology
2019/09	Awarded the Global Top Technology Grand Prize at the 2019 World Class Small-Mighty Enterprise Award
2020/05	Awarded 2020 Korea Outstanding Bio Enterprise Award (Ministry of Trade, Industry and Energy, Ministry of Environment, and Ministry of Education)
2020/10	Awarded the Companion Prize from ‘World Class Middle Market & Small-Giant Enterprise Awards’
2022/01	Appointed as ‘2022 KOTRA startup global jump 300’

Industry Overview

Despite decades of effort, a war on cancer, the genomic revolution, dramatic biotechnology interventions, and the recommendation to screen for cancers, according to NCI, approximately 1.9 million people in 2023 are expected to be diagnosed with cancer, and over 600,000 people are expected to die of cancer in the United States. Most cancers are still diagnosed too late, predominantly because we lack recommended screening tests for most types of cancer. According to the 2023 NCI study, while breast, prostate, lung, and colorectal cancers account for almost 50% of all new cases, lung, colorectal, pancreatic, and breast cancers are responsible for roughly 50% of all deaths. Due to the advancement of technology during the past 20 years, the mortality rates for lung, breast, colorectal, and stomach cancers have been decreasing. Nevertheless, the case of pancreatic cancer shows a continuous trend of increasing mortality due to its difficulty in early diagnosis and high fatality. According to the dataset provided by SEER from the National Cancer Institute of the U.S., 51% of pancreatic cancer patients in the U.S. are diagnosed and confirmed in distant stages of cancer, which makes it the most fatal cancer to diagnose among cancers. Pancreatic cancer exhibits the lowest ‘5-year survival rate’ among other common types of cancers, which is only 13%. In most cases, the diagnosis occurs after the symptom arises. Given demographic shifts to an aging population, and rising costs of care, it is estimated that the costs of cancer care will reach $246 billion USD by 2030. The costs are projected to be highest at the end of life, and among those initially diagnosed with advanced disease.

According to statistics from the National Cancer Center (2004-2015), the main reasons for not having a cancer screening test are lack of time, the difficult screening process, and the financial burden. With simple, affordable, functional, and quick cancer screening tests, we bring about a paradigm shift with our urine test, leading to improving cancer survival rates. We plan to launch various types of screening products and is expected to show high market penetration in the near future, given billions of potential demands in the global market.

A fundamental driver of cancer mortality is that most cancers are diagnosed too late, in advanced metastatic stages where outcomes are poor, and cancer is incurable. In the U.S., only five cancers have guideline-recommended screening available. These cancers represent approximately 40% of the total cancer incidence in the U.S., yet only partial of cancer diagnoses when test performance and compliance are accounted for. While these screening programs have helped reduce cancer-specific mortality, 71% of all cancer deaths occur in cancers with no recommended screening, based on estimates using 2020 American Cancer Society Facts and Figures. The economic burden of cancer that results from years of life lost and lost productivity is estimated at $94 billion USD in earnings in the United States alone, based on a 2019 Journal of the American Medical Association Oncology study. Beyond the economic burden of cancer on society, the emotional burden on friends and family is immeasurable.

If cancer is detected early, when it is localized, it is more amenable to curative treatment. According to 2006 to 2015 SEER data, across all cancers, the five-year cancer-specific survival rate is approximately 89% when localized, compared to 21% when regional or distant spread has occurred. Based on population analysis using 2006 to 2015 SEER data, it was estimated that detecting cancers with distant metastases at earlier stages could potentially reduce cancer-related five-year mortality by at least 15-24%. The model was published in the AACR’s Cancer Epidemiology, Biomarkers and Prevention Journal in March 2020.

Given the evidence of benefits from early cancer detection, it is well-recognized that early detection and intervention represent a significant opportunity to reduce cancer mortality. Since cancer is projected to become the world’s leading killer, and currently screening interventions are unable to detect most cancers early, it is clear that we need a new war on cancer-a population-level multi-cancer screening test.

Market Opportunity

●	In-vitro Diagnostics Market

Upon the advancement of biotechnology, IVD have been in the limelight past years and are expected to lead the future paradigm of diagnostics with its quick and simple procedures yet highly accurate results, penetrating deeply into and innovating the global healthcare system. The global IVD market was valued at $105.23 billion USD in 2022 and is expected to reach $127.56 billion USD by 2028 with CAGR of 3.26% from 2022-2028. The global IVD oncology market was valued at $8.89 billion USD in 2022 and is expected to reach $11.49 billion USD by 2028 with CAGR of 4.37% during the forecasted period. Geographically, North America stays strong as the biggest IVD market while APAC shows an increased market share in 2028. North America also holds the largest global IVD oncology market share, and the second largest IVD oncology market share is held by Europe, followed by the APAC region.

●	Liquid Biopsy Market

Liquid biopsy, a non-invasive diagnostics matter for cancer, has made remarkable progress through technological advancements over the past years. It innovates the clinical oncology, enabling assistance in screening and monitoring. With the technological advance and the increasing interest in early detection of cancer, the global IVD oncology market is presumed to grow persistently, Especially, due to its effectiveness affordability and market favorability, liquid biopsy is considered the next-generation method in the cancer diagnostics market.

The global cancer liquid biopsy market was valued at $2.85 billion UD in 2022 and is expected to be expected to be valued at $10.07 billion by 2028 with CAGR of 23.42%. Thus, within 5 years, global cancer liquid biopsy market is expected to grow five times bigger than the current market size, indicating its underlying potential within the cancer liquid biopsy products. Geographically, within the four corners of the globe, the global cancer liquid biopsy market is mainly driven by the North American region, which takes nearly half of the entire market in 2022, is yet to maintain its market share in 2028, growing at CAGR of 24.86% during the forecasted period, expected of $5.11 billion USD.

Our Competitive Strengths

We have several competitive advantages with our cancer screening technology:

●	Early Screening

According to NCI (National Cancer Institute), roughly 2 million people in 2023 are expected to be diagnosed with cancer, and over 600,000 people are expected to die of cancer in the U.S. Due to the advancement of technology during the past 20 years, the mortality rates for lung, breast, colon, and stomach cancers have been decreasing. However, in the case of pancreatic cancer, it shows a continuous trend of increasing mortality due to its difficulty in early diagnosis and high fatality. Pancreatic cancer manifests symptoms like jaundice, back pain, and weight loss, often in its later stages, which means it is difficult for patients to notice their symptoms and get treatments in time. 51% of U.S. pancreatic cancer patients are diagnosed at later stages, and the corresponding low 5-year survival rate (13%) illustrates the urgency of the early diagnostics of the disease.

Cubebio’s extraordinary technology detects the change in purine metabolite biomarker, or P-marker, and CEED-Novus P was tested to screen for early-stage pancreatic cancer with a sensitivity of 80% in stage 1 and 77.78% in stage 2. The same investigation has revealed that its sensitivity becomes 95.23% when used along with CA19-9, the currently used pancreatic cancer tumor marker.

As for CEED-Novus, it screens for the presence of six different types of cancer, pancreatic, lung, liver, breast, colorectal, and stomach, in a single test in an asymptomatic state. This means that wherever in one’s system malignancy is starting to outbreak, CEED-Novus will detect the initial growth, having the person get the additional care they need.

●	Simple, Fast, Affordable

Our in-vitro cancer screening test is simple, fast, and affordable. Using urine specimens, the test doesn’t require centrifugation like blood tests. After making enzyme composition using three reagents and 10µm of urine, it takes 5 minutes to get the results. The cuvette-type testing we are currently testing reduced the analysis time to under 2 minutes as well as minimized the reagent aliquot process and only needed to add urine into the cuvette, reducing the test time even more.

Additionally, we offer a significantly lower cost than other diagnostic methods and tests in the market. In-vivo tests like endoscopy, ultrasound scan, CT●MRI cost at least $400 and for some require extra payments for anesthesia, making the test costly in terms of finances as well as time and physical burden. However, our test doesn’t need even a phlebotomist, and hopefully, in the future, a visit to the hospital, which contributes to saving time and money, in addition to its affordable price placed below $50 USD (*distribution price).

●	Non-invasive

Our in-vitro cancer screening test utilizes 10µm of urine per test. Using urine makes the test truly non-invasive even compared to blood, which is currently the most used non-invasive specimen. With urine as a specimen, not only is it more comfortable for the patients, but it also enhances work efficiency for healthcare providers as well. Because patients can collect specimens by themselves, medical professionals can save time collecting specimens from separate patients. We believe this feature will play a role in making the test more home-friendly as it develops at-home type cancer tests as well.

●	Accessibility

The aforementioned features of our technology enhance the accessibility of asymptomatic patients or normal people to easily try cancer screening. The Republic of Korea(ROK) is known for one of the best medical welfare utilizations among the countries. Typically, the ROK government provides free cancer screening for its citizens in certain age and sex groups. Despite the friendly welfare provided in preferrable conditions, the annual screening rate is only 50%, according to statistics from the Korean National Cancer Center (KNCC). In 2018, KNCC surveyed the qualified recipients who did not participate in the national cancer screening asking the reason for not getting the free examinations. The result showed that approximately 45% claimed the screening is time-consuming, despite not feeling any symptoms or pain. This is the blind spot we noticed and have tried to resolve. Even with fine opportunities, if people don’t feel the necessity of cancer screening, they won’t invest their time and money. Our technical features can cover those uncomfortable matters to raise the screening rate.

Our Growth Strategies

Our core technology is in enzyme composition and biosensors that efficiently detect signals of various cancer types from a highly effective biomarker, P-marker (Purine metabolite biomarker). Our enzyme composition effectively reacts with the P-marker in urine specimens. Thus, using a microplate reader or spectrophotometer, the technology can measure the concentration of the P-marker in urine to screen for cancer. In the internal study, the effectiveness of measuring P-marker in urine using our enzyme composition was confirmed by comparing it with HPLC. The HPLC previously proved the P-marker effective as a cancer-specific biomarker as it showed lower concentrations in cancer patients’ urine compared to healthy volunteers’ urine.

In order to develop a more universal and patient-friendly cancer screening product, we have also invented a specific biosensor through carbon screen printers of Working, Counter, and Reference electrodes by discovering an optimal combination of materials, size, length, and position for each electrode. The optimized biosensor selectively disintegrates the P-marker only at a specific level of voltage and controls it to increase the current in proportion to its concentration. This technology is expected to enable self-cancer-testing in more familiar environments like family homes.

Key elements of our strategy include:

●	Establishing commercial leadership in large markets with significant unmet medical needs. We maintain several partnerships, including one with the largest Singapore cancer center, the National Cancer Centre Singapore, Hong Kong’s listed pharmaceutical company, Jacobson Pharma Group, and U.S. manufacturer of in-vitro diagnostic medical devices, Abbott. We carry out our global sales strategy through RCAs (Research Collaboration Agreement), MOUs, and distributorship agreements in the leading cancer diagnosis market.

●	Expanding access to our tests by pursuing reimbursement and coverage from payors. We plan to initiate global business expansion at an accelerated velocity through collaboration with potential strategic partners of multinational firms and/or CLIA labs that hold much influence in the global market.

●	Broadening the market entry on a global scale. The clinical trial with SNUH, our counterparty of the joint technology development agreement, on pancreatic cancer diagnosis was finalized during the first half of 2024. In China, we use Hong Kong as a strategic location, where NMPA approval is not required, to unfold the business targeting the mainland nearby (Guangdong Province).

●	The collaboration with potential strategic partners such as multinational firms and U.S. CLIA labs will enable implementation in the market in 2025 and rapid market growth in the region. Japan is the second largest market following the United States with major potential strategic partners nesting their branches. We are considering the sales of the RUO product in the region, with PMDA approval expected to take about 2 years. Regarding the strategy to target Japan after the U.S., sales are assumed to begin in 2026. CE approval is expected to take 1-2 years. Sales in the U.S. will positively affect the process and regarding collaboration with potential strategic partners, European sales are assumed to begin in 2026. In Southeast Asia, leading local partners and research centers of the region are already in touch with us for joint marketing partnership and/or research. Given the circumstances, sales are assumed to begin in 2026.

●	Cooperation with governmental entities throughout the world. We are focusing on the early cancer screening which requires people to voluntarily participate. As mentioned above, the purpose of early cancer screening is to find asymptomatic cancer patients and make it feasible to treat cancer in the early stages. Unfortunately, not many people are motivated to proceed with cancer screening when they consider themselves to be healthy. Thus, cooperation with national and governmental entities can provide people with a reason to take interest in cancer screening.

Our Products

We provide non-invasive, in-vitro diagnostic products using urine specimens to screen for cancer. Our product pipeline roots from our distinctive technology of enzyme composition which effectively and efficiently detects cancer-specific biomarkers, the P-marker or purine metabolite marker. The enzyme composition effectively reacts with P-marker in urine specimens. P-marker was tested to show a lower concentration in cancer patients’ urine compared to non-cancer patients’ specimens, and the ELISA (Enzyme-linked immunosorbent assay) method is used to measure optical density and thus the concentration of P-marker in urine to screen cancer. We plan to sequentially launch reagent kits for pancreatic cancer and multi-cancer, followed by reagent kits and devices for other types of cancers.

Lab test product, CEED-Novus Series

●	CEED-Novus, multi-cancer screening kit

With our purine metabolite-specific enzyme composition, we developed multi-cancer early detection urine test that has demonstrated in clinical studies the ability to detect more than 6 types of cancer, across all stages, and localize the cancer signal with a high degree of accuracy from a single urine test.

CEED-Novus was developed to provide a single pre-screening test to examine the presence of 6 common cancer types and improve the cancer examination rate. We aim to improve the possibility of early cancer diagnosis by providing simple and affordable screening using non-invasive urine specimens. The multi-cancer early detection test can lead to a dramatic increase in early cancer diagnosis. Conventional cancer diagnostic methods, such as endoscopy, CT scan, ultrasound scan, MRI, tissue biopsy, and genetic testing take up too much time, money, and pain to get regularly checked up, regularly enough to detect cancer early enough.

●	Extended pipeline of the Novus Series

Furthermore, we are modifying the product to enhance accuracy for certain cancer types and will release single cancer-targeted screening products. First, we selected pancreatic cancer for the Republic of Korea and conducted joint research with SNUH during the years 2022-2023. Pancreatic cancer has the highest fatality rate amongst cancers, being one of the most difficult cancers to diagnose early. People usually have no symptoms until after the cancer has spread throughout the body. In addition to the peculiarities of the cancer itself, because of their racial features, Koreans suffer from pancreatic cancer compared to Caucasians or Negroids. With pancreas smaller in size, it is extremely difficult to detect the tumor on pancreas even with CT scans. The physical size of the organ also affects digestion as well. In this era of globalization, Koreans are exposed to non-indigenous and non-natural foods with a lot of sugar in them. Consuming food like people of races with larger pancreas, Koreans are abusing the organ, resulting ill pancreas along with many other diseases. Thus, pancreatic cancer being a serious disease, hard to detect but getting easier to occur, we proceeded with our research with the SNUH.

For the collaborative research with Singapore, lung cancer was chosen as the target. Lung cancer has been steadily the third most common cancer among males and females. However, according to the WHO, the mortality in cancer-related deaths, which is the number one cause of death in Singapore, is the highest in lung cancer. Among the ten most frequent incident cancers for both genders in 2015-2019, lung cancer had the second poorest survival rate for males 25.5% and the lowest survival rate for females 29.3%. Worldwide, lung cancer is still the leading cause of cancer death. More people die of lung cancer than colon, breast, and prostate cancers combined. Therefore, it is vital to get regular check-ups and to consult with a lung specialist to improve the chances of survival through earlier detection. In recent years, the silver lining is that more lung cancer treatments are made available, and treatments are continuously improving. Nevertheless, the treatments will be more effective when the cancer is detected early enough.

In the case of Jordan, we will proceed with research on breast cancer screening with the KHCC (King Hussein Cancer Center). In Jordan, only 18.6% of Jordanian women between the ages of 40-69 have undergone mammography in the years 2022-2023 according to the Jordan Cancer Registry. More than 92% of Jordanians are Muslim and the cultural contexts and stigmas surrounding women’s reproductive health can often deter women from seeking an early diagnosis, emphasizing modesty and privacy may discourage women from discussing or seeking medical attention for breast-related issues. There may be a fear of social repercussions and being ostracized. Furthermore, traditional gender roles can affect women’s decision-making power and agency regarding their health, sometimes relying on male family members to make healthcare decisions. Additionally, limited availability of quality healthcare services, a structured early detection program, diagnostic tools and trained healthcare professionals can result in delayed diagnosis and treatment. Even when these services are available, however, a lack of awareness or limited knowledge about breast cancer symptoms, risk factors and the importance of early detection can act as significant barriers preventing women from seeking timely medical help. Especially due to the cultural aspects of Jordan, it is anticipated that the features of the urine-based breast cancer test will play a significant role in enhancing the breast cancer early diagnosis and survival rates in Jordan.

●	CEED-Novus P, pancreatic cancer screening kit

Using urine specimen, CEED-Novus P is a simple screening product with less physical, psychological, and financial burden. According to SNUH’s clinical trial report, the product shows specificity of 94.2% and sensitivity of 76.7%, showing efficiency in early pancreatic cancer diagnosis. In another study conducted at Asan Medical Center, it was proven to be effective for pancreatic cancer screening with a sensitivity of 85.71% and the number even improved to 95.23% when used together with CA19-9, the most common pancreatic biomarker at present.

Device-based cancer screening for enhanced accessibility

●	CEED-SPC, Cuvette screening kit

CEED-SPC is a screening product that utilizes identical reagents used in the CEED-Novus series and places them into disposable cuvettes so that users can conduct tests without aliquot processing and with just a drop of urine. CEED-SPC is adaptable in both single-cancer and multi-cancer screenings, so the composition of the cuvette can be modified under the required compatibility and accuracy to screen multiple types of cancer. We also provide CEED-SP, a spectrophotometer ranging at 450nm, which is used together with CEED-SPC to run the test. CEED-SPC is special because unlike CEED-Novus series, which is a lab test that requires a minimum of 30 tests within a week once unsealed, CEED-SPC is packed for single usage. Thus, this product can be used in GP (General Physician) offices and small-sized clinics to provide immediate results. Once this becomes possible, the patients will benefit in many ways. First, they won’t have to visit big hospitals, which generally cost more than clinics. Second, because it is less costly and clinics are more accessible, the patients will be able to get more regular cancer screening. Third, because it takes only 1 minute to get result from CEED-SPC, the GP or clinician can provide the test result immediately, reducing the stress of waiting for the cancer test results. Lastly, if the patient is tested positive, they can reduce the time it takes before visiting specialists for precise examinations.

CEED-PGS, Biosensor technology in cancer screening

CEED-PGS is a portable screening product that is designed to provide a user-friendly and accessible cancer screening method for patients. It provides non-medical professional users with familiar user experience by adopting a principle similar to a blood glucose meter. CEED-PGS will ultimately raise the possibility of early cancer detection by enhancing cancer examination rates through easier and more accessible cancer screening. CEED-PG, the analyzer for CEED-PGS, is also provided by us.

Our Marketing and Sales

Cubebio’s commercialization strategy includes three main elements focusing on physicians, patients, and payers. Our sales team actively engages with physicians and their staff to emphasize the need for early cancer screening, convince them of the value of CEED-Novus and CEED-Novus P and facilitate their ability to order the test. We focus on specific physicians based on a combination of CEED-Novus series with existing screening methods to enhance accuracy, ordering potential, while also focusing on physician groups and larger regional and national health systems. This strategy is feasible since urine-based screening can be much easier for patients to go through rather than any blood, tissue, imaging tests.

We also focus on receiving adequate reimbursement from government insurance plans, managed care organizations and private insurance plans. In addition to Medicare reimbursement, we seek to secure favorable coverage and in-network reimbursement agreements from commercial payers. Additionally, we’re putting effort on collaboration with the government directly for their national cancer screening program as a collaborator which is more aligned with the governmental entity.

●	Health examination with Gen Re in Korea

We will cooperate with global reinsurance company Gen Re (General Re) to provide our urine-based cancer screening tests to health examination centers in Korea. The Health and Welfare of Korea has implemented a variety of social security programs to ensure a basic standard of living and to raise the overall quality of life for all citizens. Nowadays, active health management at the prevention level is required for Korean citizens’ healthy lives while the cost for chronic diseases is rising, a birth rate is falling, and societies are getting older. To cope with these trends, NHIS (National Health Insurance Service) has been doing a variety of things, such as persuading people to get health checkups regularly to detect diseases at the early stage and enhancing public health accordingly.

As for the cancer examinations, the NHIS provides stomach and breast cancer examinations once every two years for populations over 40 years old, colorectal once a year for people over 50, cervical every two years for woman over 20, liver examination once every 6 months for people over 40. Due to the active health examination system, Korea has health examination centers that doesn’t treat patients but is specialized in only health checkups – including the NHIS’s assurance checkups as well as additional examinations according to the separate individuals’ needs. The target of these general health checkups are 1) the employee insured and 2) the self-employed insured: Householders, Subscribers at least 20 years old, dependents at least 20 years old. We primarily target the former, which is 11,064,585 in number, which indicates the potential number of examinees when adapted as one of the mandatory tests NHIS provides.

●	Lung cancer screening research with National Cancer Centre Singapore

We are currently proceeding with joint research on lung cancer screening at NCCS (National Cancer Centre Singapore). Singapore is a big market with GDP of $525.228 billion USD, ranking the 32nd largest in the world. According to the ITA (International Trade Administration), Singapore serves as the healthcare and medical hub of the region. The revenue in the Medical Devices market in Singapore is estimated to reach $1,119 million USD in 2024. This has largely been driven by intentional government policy and investment. The distinction even was enough to have the country named the world’s sixth “Blue Zone” in August 2023. The Blue Zones were discovered and coined by National Geographic journalist Dan Buettner, who claimed to identify regions where people lived longer, healthier lives, in large part due to a combination of culture, lifestyle, diet and community. Singapore’s healthcare system has also received global accolades for both its quality of care and its ability to keep costs contained. The 2023 Legatum Prosperity Index ranked the country the best in the world as it relates to citizens’ health and their ability to access healthcare. The country offers universal healthcare coverage, but also has a mix of private services and savings funds to help cover out-of-pocket expenses.

Key Partnerships

We have confirmed the feasibility of commercialization through clinical trials at leading hospitals and institutes domestically and abroad. We are now preparing for success in the global market via various screening product types and distribution measures. We are commercializing. our products by leading a global urine-based cancer screening technology joint development projects and clinical trials. We consult with leading companies around the world via our technology, clinical trials of accredited medical facilities, and global networks of distributors.

Clinical Partnerships

●	HIP (Healthcare Innovation Park)

Seoul National University Bundang Hospital (SNUH), where our lab is located, is Korea’s first medicine-centered Bio cluster, inspired by the Boston Bio cluster. SNUH and we have an agreement to share the SNUH facilities for the next 20 years, saving us costs in research.

●	Research Cooperation with National Entities

National Cancer Centre Singapore(“NCCS”) is Singapore’s best cancer treatment research center with the largest number of oncologists in the country. It is also the only cancer center in the Southeast Asian region and various oncological studies with global healthcare companies like Abbott, Roche, GSK, Pfizer, and J&J are held here.

During 2023 to 2024, we have run feasibility test with the NCCS using Singaporean urine to screen lung cancer. Starting from the first half of 2025, we have begun the exploratory clinical trial on using CEED-Novus for LDCT’s diagnostic assistance as our first step to premarket approval in Singapore. Starting with the study in matter, we proceed with our global expansion in the form of diagnostic assistance for imaging diagnostics such as mammography.

Business Partnerships

●	Partnership with Gen Re

General Reinsurance Corporation, or Gen Re, is one of the leading reinsurance companies in the world. Now headquartered in the U.S., the 178-year-old company is a subsidiary of Berkshire Hathaway Inc. It has 37 offices in 22 countries worldwide. With Gen Re, we developed a cooperative business model for utilizing early cancer screening products for the cancer insurance underwriting process. This model will be adapted to 175 countries worldwide, via insurance companies related to Gen Re.

South Korea is famous for its exceptional and reliable government healthcare and part of it is regular health examinations at no personal expense. In cooperation with Gen Re, insurance companies, and health examination centers, we will supply our urine-based pancreatic cancer screening product to local health examination centers. Our product will be distributed as first, the optional test to these regular health examinations then gradually expands grounds to tests like conventional tumor markers such as AFP and PSA. We will provide pancreatic cancer test kit to the centers, which through the arrangement can raise sales via competitiveness of providing in-vitro pancreatic cancer test and earn additional income from the sales revenue of the test. Although the contract with the insurance company has not yet been entered, when individuals are tested positive in Cubebio pancreatic cancer urine-test, we will support part of the expenses they will need for additional examinations like ultrasound and CTs through our insurance contract we will have with the insurance company, which will be introduced by Gen Re. The individuals will get the increased chances of detecting pancreatic cancer in earlier stages as well as relieving the burden of additional examination costs. The money that we provide these individuals will be supplanted by insurance companies to be introduced by Gen Re. The local insurance companies will then take out the reinsurance from Gen Re. For this 4-way project to work, Gen Re will connect us with insurance companies to ensure the stability of this structure and maintain it by instilling confidence in the insurance companies. This business model was designed by Gen Re and us working together and both entities are working together to realize the initiative.

Geographic Distribution

●	Republic of Korea

Demo-day, held by the Korean Public Procurement Service, aims to discover new innovative products that can improve the quality of public services. Our product was selected as an innovative product and as a result it is expected to receive budget support, expand public purchase sales, and gain references for the overseas market.

●	Greater China

Signing contract with Hong Kong’s listed pharmaceutical company, Jacobson Pharma Group, we fixed our first PO of a $73 million USD contract to distribute for three years. The contract includes eight different Asian regions including Hong Kong and Macau. Jacobson Pharma Group is a leading pharmaceutical group in Hong Kong providing a wide range of pharmaceutical products to the healthcare community including clinics, pharmacies, drug stores, and hospitals in the Greater China region. The Group’s business spans from GMP pharmaceutical manufacturing operations to commercial and trading operations in Hong Kong and China. With a clearly defined vision of becoming a leading player in the pharmaceutical arena within the Greater China region, Jacobson Pharma is well positioned to capitalize the growth opportunities via the unwavering effort of its dedicated workforce.

TBC (Taiwan Biotech Company) signed an exclusive distribution contract worth $14.7 million USD with us in March, 2024. The contract covers Taiwan, Vietnam, and Malaysia for next three years to supply the regions with our cancer screening product. TBC was founded in 1945, and it is the first local pharmaceutical company in Taiwan. It has devoted over 75 years to developing and supplying superior generic drugs that cover a variety of therapeutic areas. TBC has established international business and development division since 1996 to promote the products globally and nurtured a stable and continuously growing sales network across Japan, Southeast Asia, Mainland China, and North America.

●	Singapore

Quantum Technologies Global Pte Ltd. (Quantum) is a marketing company currently in Singapore, Malaysia and Vietnam providing a wide range of solutions. Quantum commenced operations in 2009 with testing instruments for Quality Assurance, Measurement and Control. With the growing needs of healthcare services, Quantum expanded its business portfolio into the healthcare market by bringing in innovative solutions in the healthcare and medical diagnostic and therapeutic sectors. Quantum’s mission is to improve peoples’ safety, health, and quality of life by delivering solutions to meet the unmet need of different industries.

With Quantum, we signed an MOU for distribution in Singapore along with the support of clinical trial proceeding in National Cancer Centre Singapore. They hold full distributorship of QuidelOrtho’s all product in Singapore. Quantum also owns labs for calibration/validation services.

●	Jordan

YouDigiCare (Leaders for Digital Healthcare LLC), located in Amman, is a Jordanian medical distribution company focusing on innovative technology-based products. Especially, YouDigiCare handles AI-related, digital products like Contiuous Glucose Meter (CGM), attachable small-sized Electrocardiography (ECG), and other digital healthcare accessories.

YouDigiCare introduced us to King Hussein Cancer Center for various types of research to be held. Subsequently, we are preparing various research in the Middle East.

Clinical Studies

1. Development process and scientific background

Our company has developed biomarker discovery and analysis methods for tumor diagnosis using urine. In order to discover tumor biomarkers in urine in the early stages of development, we used urine from patients diagnosed with normal (non-cancer patients, benign disease patients by disease), pancreatic cancer, colon cancer, lung cancer, liver cancer, and stomach cancer from 2017 to 2019 at Asan Medical Center in Seoul, and found about 20 substances with different concentrations in normal people and cancer patients through HPLC-MS. We searched for papers and conducted our own experiments to confirm the scientific background of the substance. Human metabolite database, Souhaila et., al., Barbara et., al. reported the presence of hypoxanthine and xanthine in urine using NMR and HPLC in urine (1~3), Hao Wu et., al. reported that the amount of hypoxanthine in the urine of hepatocellular carcinoma patients was statistically significantly reduced (4), Kenneth R et., al. reported that the amount of hypoxanthine in urine after chemotherapy in blood cancer patients increased (5) than before treatment, and Jeeyoung et., al. reported that the amount of hypoxanthine in urine increased (6) before and after surgery for gastric cancer patients than before surgery (6), and Byong Chul Yoo et., al. reported that the amount of hypoxanthine in urine in blood cancer patients decreased (7) (partly prepared by reference).

As a result of literature review and experiments, hypoxanthine and xanthine were found to be most associated with cancer, and the statistical significance of HPLC and enzyme assays was confirmed through the development of assays using enzymes.

In detail, the results of measuring urine samples through a clinical study led by a researcher at Asan Medical Center in Seoul showed statistically significant differences in the healthy human group 1.32 ± 0.154 (mean±SEM), the pancreatic cancer group 0.151 ± 0.0188 (mean±SEM), the colorectal cancer group 0.210 ± 0.0246 (mean±SEM), the stomach cancer group 0.190 ± 0.0242 (mean±SEM), the liver cancer group 0.182 ± 0.0305, and the lung cancer group 0.157 ± 0.0179. The difference in purine metabolite concentration in urine as a control group for healthy people was 1.17 ± 0.126 (mean±SEM), the colon cancer group 1.13 ± 0.1511 (mean±SEM), the stomach cancer group 1.13 ± 0.150 (mean±SEM), the liver cancer group 1.14 ± 0.185 (mean±SEM), and the lung cancer group 1.17 ± 0.242 (mean±SEM).

AUC value, Cut-Off, sensitivity and specificity between healthy persons and tumor groups AUC value: 0.9420, Cut-Off: 0.2141, specificity: 90.20%, sensitivity: 85.71%, colon cancer group AUC value: 0.8697, Cut-Off: 0.2181, specificity: 90.20%, sensitivity: 64.71%, gastric cancer group AUC value: 0.9018, Cut-Off: 0.2093, specificity: 90.20%, sensitivity: 72.00%, liver cancer group AUC value: 0.9162, Cut-Off: 0.2166, specificity: 90.20%, specificity: 75.76%, lung cancer group AUC value: 0.9257, Cut-Off: 0.2181, specificity: 90.20%, specificity: 84.21%. A total of 344 samples, pancreatic cancer group 71, colon cancer 51, stomach cancer 60, liver cancer 33, lung cancer 19, control group 52, and cholangiocarcinoma 58.

2. Reaction Principle

Xanthine oxidase (EC 1.17.3.2) and WST-8 were used to analyze hypoxanthine and xanthine in urine, and reagent compositions including buffers, probes, and enzymes were developed to increase the reactivity between enzymes and samples.

3. Reagent Analytical Performance

3.1 Sensitivity: LOD (limit of detection) = 0.04 mg/dL, LOQ (limit of quantitation) = 0.16 mg/dL

3.2 Accuracy: Both Control achieved grades within the reference range (no more than ±5% deviation from the target value)

3.3 Reproducibility: Three workers measured three times at six concentrations (0, 0.8, 1.6, 3.2, 6.4, and 12.8 mg/dL) of standard substances, and the results were obtained within the standard range (less than 5% CV value) for simultaneous reproducibility, inter-LOT reproducibility, inter-measurement day reproducibility, inter-measurement device reproducibility, and inter-worker reproducibility.

3.4 Measurement range: 0 to 12.8 mg/dL

3.5 Exogenous interference: When each concentration was added to the sample, the variation was less than or equal to the allowable range of ±5%. Therefore, there is no effect of exogenous interference materials (attached to the table below).

3.6 Endogenous Interference: When Adenosine, Adenine, Guanosine, Guanine, Inosine, Adenosine 5’-monophosphate, Inosine 5’-monophosphate, and Inosine 5’-monophosphate were added to the samples at each concentration, the measured value fluctuation rate was less than ±5% of the allowable range.

Endogenous Interference

4. Clinical Validation in Pancreatic Cancer Patient Specimens

To confirm the clinical effectiveness of the diagnosis of pancreatic cancer of reagents analyzing biomarkers in urine, a researcher-led clinical trial was conducted in the Seoul National University’s surgery class in Bundang (November 2022 to March 2024) and the cut-off, specificity, and sensitivity designed for pancreatic cancer were confirmed (IRBE-2211-797-350). Researcher-led clinical trials showed statistically significant differences in the pancreatic cancer group 0.1365±0.0821 (Mean±SEM) and the control group 0.292±0.1208 (Mean±SEM) (P<0.001). Pancreatic cancer group AUC value: 0.8660, Cut-off 0.2089, specificity: 77.20%, and sensitivity: 88.50% (P<0.001). A total of 117 samples, pancreatic cancer group 60, and control group 57.

5. Reference

1)	The human metabolome database (http://www.hmdb.ca)

2)	The human urine metabolome., Plos One, 2013 Sep 4;8(9)

3)	Simultaneous high performance liquid chromatographic separation of purines, pyrimidines, N-acetylated amino acids, and dicarboxylic acids for the chemical diagnosis of inborn errors of metabolism., Clinical Biochemistry 38 (2005) 997 – 1008

4)	Metabolomic profiling of human urine in hepatocellular carcinoma patients using gas chromatography/mass spectrometry. Analytica Chimica Acta 648 (2009) 98–104

5)	Postchemotherapy Purine Excretion in Lymphoma Patients Receiving Allopurinol, Cancer Research 41, 2273-2279. June 1981

6)	Noninvasive diagnosis and evaluation of curative surgery for gastric cancer by using NMR-based metabolomic profiling, Ann Surg Oncol (2014) 21:S736–S742

7)	Identification of hypoxanthine as a urine marker for non-Hodgkin lymphoma by low-mass-ion profiling, BMC Cancer 2010, 10:55

6. Ensure laboratory production and analytical performance

Through the researcher-led clinical trial, the possibility of analytical and clinical performance of laboratory-level products was confirmed, and it was decided to switch from laboratory-level production to manufacturing plant mass production. To this end, a consignment production contract was signed with JW Bioscience, and as a result of preliminary consultation and medical device item classification with the Korea Food and Drug Administration, it was classified as a tumor marker immunoassay reagent and grade 3. In order to perform analytical performance suitable for medical device manufacturing after checking the presence of medical devices and item classification were completed, performance was compared with trial and laboratory products, and the test results were confirmed using clinical samples. Based on this, the manufacturer’s conformity certification and medical device filing of the analytical performance test were completed.

Manufacturing

We apply quality control in three main areas of production: raw materials, machinery, and products. The raw materials are tested under strict guidelines and international standards by the partners before being sent to us. Accordingly, we are assured of high quality upon arrival at the manufacturing site.

We source the raw materials from leading global manufacturers including Sigma Aldrich, Toyobo, Creative Enzymes, etc. Most of the materials used can be replaced with other suppliers’ items if required after necessary research and validation by our R&D team. There may be chances of a shift in pricing if this matter is to happen.

We have confirmed the possibility and performance of laboratory production and trial production and will conduct analytical performance and stability experiments with KGMP and ISO13485 standards. To this end, we have signed a contract with Cosmax Pharma Co., Ltd. (“Cosmax Pharma”), a subsidiary of Cosmax Inc., a leading cosmetics ODM company in Republic of Korea, Cosmax Pharma Co., Ltd., which has the manufacturing standards of the same item group, for all processes consignment production, and will implement and implement a Quality Management System (QMS). We are discussing with several hospitals, clinical trial trustees (CRO), and the Korean Ministry of Food and Drug Safety (MFDS) to conduct medical device exploration and verification clinical trials using products produced by the quality management system.

Signing ODM manufacturing contract with will be the manufacturer of Cubebio, whereas we are the legal manufacturer of our urine-based cancer screening products. The machinery maintenance, calibration, and validation follow the quality control SOP (Standard Operating Procedures) of Cosmax Pharma.

Also, the product being temperature-sensitive reagents, we require Cosmax Pharma to strictly keep the storage temperature between 2~8°C so as to not damage the product. We also require logistics to maintain the same temperature condition during the shipment of any means.

Research and Development

We are focused on developing and commercializing CEED-Novus series and additional tests. Our research and development efforts are focused on our Korean clinical studies. In addition, we are leveraging the data we collect from these studies to advance our technology. Beyond our internal development work, we have also established a number of external collaborations that we believe may provide expertise and insights into our future product development and commercialization efforts.

Total research and development expenses were ₩xxx million KRW (0.x million USD) and ₩709 million KRW (0.5 million USD) for the years ended December 31, 2024, and December 31, 2023 respectively, and ₩409 million KRW ($0.3 million USD) and ₩380 million KRW (0.3 million USD) for the six months ended June 30, 2024 and June 30, 2023. As of and June 30, 2024, and December 31, 2023, 5 employees and 4 employees were engaged in research and development activities, respectively. All these research and development activities are focused on technology to screen malignant tumor in human urine. This single technology is embedded to all our products which also means that the expenses we used for R&D cannot be segmented into expenses by products.

Competition

Our products are segmented in the IVD and Screening market, where they coexist with other innovative products such as Guardant Health’s Shield and Exact Sciences’ Cologuard. However, when compared, we believe CEED Novus Series stands out with its superior attributes. Other companies and products, such as AnchorDx, ArcherDx, Inc., Burning Rock Biotech Ltd., Laboratory for Advanced Medicine, Singlera Genomics Inc., and Thrive Earlier Detection Corp., have stated that they are developing tests that detect cancer early, including some that will use cfDNA analysis. Some of these companies may have substantially greater financial and other resources than we have, such as larger research and development staff and well-established marketing and sales forces or may operate in jurisdictions where lower standards of evidence are required to bring products to market.

Given the numerous and rigorous requirements for a successful cancer detection test, we do not believe many companies would have the financial resources to invest in population-scale clinical trials and rigorous analytics to compete with our products. Further, among companies pursuing an early-detection product, we believe we are substantially differentiated by our robust intellectual property portfolio, extensive research, rigorous non-invasive, and objective approach to disrupt the ordinary course of symptomatic, late-stage cancer diagnosis and treatment. As an example, Cologuard’s screening method using stool specimen and lengthy turnaround time can be inconvenient for users, and as such unfavorable to customers in the cancer diagnostics market. Grail has developed a blood-based cancer screening product, Galleri. The product can diagnose multi-cancer types through blood sample analysis, yet it holds challenges of high price and multiple lab visitations. Whereas, CEED-Novus series utilizes urine specimens, which are easy to collect by patients themselves and has no need for a medical professional like phlebotomists. It is provided at [ up to 80 USD ], which makes it easier for them to provide to patients in more affordable price. According to the joint clinical research with SNUH, the sensitivity of CEED-Novus P was tested higher in stages 1-2 compared to stages 3-4. Further, among companies pursuing an early cancer detection product, we are substantially differentiated by our extensive research, and rigorous and objective approach. We believe CEED-Novus series has the potential to be the first urine test in the diagnostic aid category and CEED-Novus test’s ability to provide a urine-based detection solution without the need for a personalized assay and without tissue in a fast turnaround time compared to competitors could provide us with a competitive advantage.

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facility in Seoul, South Korea for up to such amounts as we deem reasonable for its business. It also has national insurance coverage for any work-related injuries to our employees including damage during the work, damage to products and equipment during shipment, automobile accidents and bodily, any damage happened in the legally recognized office venue, as well as mandatory unemployment insurance for the workers and director and officer liability insurance. Due to the governmental regulation, all the companies in Korea shall mandatorily pay for employment insurance, medical healthcare insurance, and industrial accident insurance.

Intellectual Property

In the case of bio venture companies, it is very important to secure patents for related technologies and key source technologies that can demonstrate the technologies. Cubebio has already registered patents in Korea for the following core technologies and is preparing for additional patents and trademark applications abroad and in Korea to secure additional original technologies. It is believed that by securing exclusive rights for products related to the patent, it will be able to form barriers to entry from late competitors.

We are mainly in the business of manufacturing and selling compositions and devices that can diagnose cancer in vitro early and non-invasive, and as above, we have 37 patent registrations and 3 design patent registrations in Korea. Among the above patents, the patent (patent name: biosensor) developed and held by Samsung Electronics with the support of the Ministry of Trade, Industry and Energy of the Republic of Korea is included.

The main patent technology we have developed is the composition and measuring device for analysis of purine metabolites for tumor diagnosis, respectively, “the enzyme composition for the concentration analysis of purine metabolites hypoxanthine and xanthine for tumor diagnosis” and “the concentration measuring device for tumor diagnosis”.

As of the date of this prospectus, we have no disputes or lawsuits related to intellectual property rights such as patent rights. Nevertheless, competition for patent registration is intensifying around the world in technology-intensive industries such as in vitro diagnostic devices that we operate in. In the future, there may be failures to secure intellectual property rights for the underlying technologies needed for our commercial products, lawsuits and disputes, or lawsuits and disputes over our technology product patents from third parties that we can never anticipate, which can negatively affect our operations and profits.

No	Title of the Invention	Patentee	Filing Date	Registration Date	Etc.
1	Diagnostic kit having puncturing element	Cubebio	2015.03.16	2016.06.28
2	FLAT-PLATE TYPE CANCER DIAGNOSTIC KIT WITH HIGH RESOLUTION WINDOW	Cubebio	2016.05.31	2016.10.11
3	Module type High Resolution Window Diagnostic Kit with Own Light Source for Detecting Cancer Existence	Cubebio	2016.05.31	2016.10.11
4	High Resolution Window Diagnostic Kit with Own Light Source for Detecting Cancer Existence	Cubebio	2016.05.30	2016.10.11
5	Method for Measuring amount of Cancer Biomarker of body	Cubebio	2016.05.04	2016.10.11
6	Diagnostic Kit for Detecting Cancer Existence	Cubebio	2016.05.03	2016.12.05
7	TOTAL SYSTEM FOR CANCER DIAGNOSIS	Cubebio	2016.05.20	2016.12.05
8	Portable Diagnostic Kit for Detecting Cancer Existence	Cubebio	2016.05.18	2016.12.05
9	High Resolution Window Diagnostic Kit for Detecting Cancer Existence	Cubebio	2016.05.17	2016.12.05
10	FLAT-PLATE TYPE CANCER DIAGNOSTIC KIT WITH SCANNER	Cubebio	2016.05.31	2017.01.03
11	Decision Condition Control Window Diagnostic Kit with Own Light Source for Detecting Cancer Existence	Cubebio	2016.06.09	2017.01.03
12	High Resolution Window Diagnostic Kit for Detecting Cancer Existence	Cubebio	2016.05.23	2017.01.03
13	Diagnostic Device for Detecting Cancer Existence	Cubebio	2016.05.02	2017.01.10
14	Diagnostic Device for Detecting Cancer Existence	Cubebio	2016.05.13	2017.01.10
15	Diagnostic Device for Detecting Prostate Cancer Existence	Cubebio	2016.05.30	2017.01.10
16	CANCER DIAGNOSTIC KIT FOR CANCER DIAGNOSTIC AUTOMATION SYSTEM	Cubebio	2016.05.30	2017.01.26
17	Self-detectable Diagnostic Kit for Detecting Cancer Existence Using Enzyme Composition	Cubebio	2016.06.15	2017.01.26
18	Portable Diagnostic Kit for Detecting Cancer Existence Using Enzyme Composition	Cubebio	2016.05.30	2017.01.26

No	Title of the Invention	Patentee	Filing Date	Registration Date	Etc.
19	FLAT-PLATE TYPE CANCER DIAGNOSTIC KIT	Cubebio	2016.05.24	2017.02.03
20	Self-detectable Diagnostic Kit for Detecting Cancer Existence Using Enzyme Composition And Method for Diagnosing Cancer Existence	Cubebio	2016.06.23	2017.02.03
21	Self-detectable Diagnostic Kit for Detecting Cancer Existence Using Enzyme Composition And Method for Diagnosing Cancer Existence	Cubebio	2016.06.28	2017.02.03
22	System for Determining Color of Cancer Diagnostic Kit using Smart Devices	Cubebio	2016.06.27	2017.02.09
23	Diagnostic Kit for Detecting Cancer Existence of in the Toilet bowl and Cancer Self-diagnostic System having the same	Cubebio	2016.05.18	2017.02.09
24	Diagnostic Kit for Detecting Cancer including Discoloration Colormatrix	Cubebio	2016.06.23	2017.04.03
25	Module type Decision Condition Control Window Diagnostic Kit with Own Light Source for Detecting Cancer Existence	Cubebio	2016.06.17	2017.04.05
26	System for Providing Medical Information and Color Determination of Cancer Diagnostic Kit using Smart Devices	Cubebio	2016.06.29	2017.04.05
27	System and Method for Calculate the Color Change Amount of Enzyme Compositions for Tyrosine	Cubebio	2016.05.31	2017.06.20
28	System and Method for Determining Color of Cancer Diagnostic Kit using Smart Devices	Cubebio	2016.06.29	2017.06.20
29	Universal Color Determination System of Cancer Diagnostic Kit using Smart Devices	Cubebio	2016.06.29	2017.06.20
30	Enzyme Composition for analyzing P-marker concentration for tumor diagnosis	Cubebio	2017.05.25	2018.09.11
31	Apparatus for analyzing P-marker concentration for tumor diagnosis	Cubebio	2017.12.29	2020.03.20
32	Kit for Urine Analysis	Cubebio, FPA	2020.12.30	2021.12.23
33	System for Urine Analysis	Cubebio, FPA	2020.12.30	2021.12.23
34	BIO-SENSOR	Cubebio	2013.07.22	2020.03.04	Technology transferred from Samsung Electronics
35	Kit for Urine Analysis	Cubebio, FPA	2021.05.28	2023.08.18
36	Automatic System for Urine Analysis	Cubebio, FPA	2021.05.28	2023.09.12
37	Automatic System for Urine Analysis	Cubebio, FPA	2021.05.28	2023.10.23

Trade Secrets

We also rely on trade secrets, including know-how, unpatented technology and other proprietary information, to strengthen our competitive position. We have determined that certain technologies, such as aspects of our buffer solution compositions and some bioinformatic analysis techniques, are better kept as trade secrets. To mitigate the chance of trade secret misappropriation, it is our policy to enter into nondisclosure and confidentiality agreements with parties who have access to trade secrets, such as our employees, collaborators, outside scientific collaborators, consultants, advisors and other third parties.

For further discussion of the risks relating to our intellectual property, see “Risk Factors-Risks Related to Intellectual Property.”

Property and Facilities

Our principal office and laboratory are approximately 9,400 square feet and located at 8F Shinhan Life Building, Digital-ro 10-gil 9, Geumcheon-gu, Seoul Korea. Our lease renews automatically every year unless there’s written consent delivered 3 months before the next renewal for the expiration.

Employees

As of December 31, 2023, we had 34 employees, 4 of whom have advanced degrees. None of our employees are represented by a labor union or party to a collective bargaining agreement.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may become involved in legal proceedings or investigations, which could have an adverse impact on our reputation, business, financial condition, results of operations, or cash flows, and could divert the attention of our management from the operation of our business.

Government Regulation

We are subject to complex and frequently changing national, state, and local laws and regulations that govern various aspects of our business. In many jurisdictions, including the United States, the clinical laboratory and medical device industries must operate in accordance with extensive and complex legal standards, including laws and regulations related to certification, licensing, development, research, testing, manufacturing, laboratory operations, distribution, ordering and billing practices, advertising, promotion, marketing, sales and pricing practices, anti-markup practices, health information privacy and security, and consumer protection and unfair trade practices.

Cubebio is a Korean company engaged in the development and manufacture of in vitro diagnostic medical devices. To operate as a medical device manufacturer in Korea, specifically for in vitro diagnostic medical devices, the company must comply with the In Vitro Diagnostic Medical Devices Act (the “IVD Act”).

Under the IVD Act, manufacturers of in vitro diagnostic medical devices must obtain a manufacturing business license from the Minister of the Ministry of Food and Drug Safety (“MFDS”). The IVD Act mandates that manufacturers maintain proper manufacturing facilities and quality management systems, and comply with requirements regarding container labeling, packaging, and package inserts. Additionally, the IVD Act requires manufacturers to obtain Institutional Review Board (“IRB”) approval for clinical performance studies of in vitro diagnostic medical devices.

Beyond the specific regulations under the IVD Act, Cubebio’s operations as a medical device manufacturer are governed by the Medical Devices Act. The Medical Devices Act imposes various obligations on medical device manufacturers, including advertising-related regulations that require in-advance deliberation from voluntary deliberation agencies, and strict prohibitions on providing economic benefits to healthcare professionals to promote medical device sales.

Given that Cubebio’s R&D process may involve research using human-derived materials such as urine, Cubebio will also be subject to the Bioethics and Safety Act. This Act prescribes requirements for conducting research using human-derived materials and mandates obtaining written consent from the donors.

As an employer in Korea, Cubebio must comply with various labor-related regulations, including the Labor Standards Act, the Fixed-term Employees Act, and the Temporary Workers Act, which govern matters such as working hours, wage payments, and the use of temporary workers.

Additionally, as a certified venture business and SME, Cubebio currently benefits from various support measures under the Special Act on the Promotion of Venture Businesses (the “Venture Business Act”) and the Framework Act on Small and Medium Enterprises (the “SME Act”), including tax benefits.

(1)	The Act on In Vitro Diagnostic Medical Devices

The IVD Act aims to ensure safety and quality of in vitro diagnostic medical devices while promoting their advancement and international competitiveness, thereby contributing to public health improvement. The primary enforcing authority of the IVD Act is the MFDS.

According to the IVD Act, any person who intends to engage in the business of manufacturing in vitro diagnostic medical devices must obtain a manufacturing business license from the Minister of the MFDS (Article 5(1), the IVD Act). When applying for such license, the applicant must simultaneously apply for at least one manufacturing permission, certification, or notification (Article 5(4), the IVD Act). Violation of these requirements may result in imprisonment of up to five (5) years or a fine of up to KRW 50 million if manufacturing is conducted for the purpose of selling unauthorized medical devices (Article 51(1), Paragraph 2, the Medical Devices Act), and may also result in administrative measures such as prohibition of manufacture and sale or business suspension (Article 18(1), the IVD Act). In this regard, Cubebio obtained in vitro diagnostic medical device manufacturing business license No. 5855 on October 10, 2017, along with manufacturing permission for IVD reagents for tumor markers at the time of the manufacturing business license application. Currently, Cubebio holds manufacturing notification for a urine chemistry analyzer (semi-automated) and manufacturing permission for IVD reagents for tumor markers.

The IVD Act also requires manufacturers to establish necessary facilities and quality management systems (Article 5(5), the IVD Act). However, exceptions are applied when quality control testing or manufacturing processes are outsourced. In Cubebio’s case, as manufacturing processes are outsourced to JW Medical Corporation, Cubebio is not required to maintain facilities, instruments, or equipment related to the outsourced processes under Article 11(1), Paragraph 2 of the Enforcement Regulation of the IVD Act.

Regarding clinical performance studies of in vitro diagnostic medical devices, Cubebio must prepare a clinical performance study protocol and obtain IRB approval. Furthermore, MFDS approval is required in cases where: (a) the method of specimen collection from humans poses significant risks; (b) the results of clinical performance studies cannot be verified using established medical diagnostic methods or approved/certified in vitro diagnostic medical devices; or (c) clinical performance studies are to be conducted for companion diagnostic medical devices (Article 7(1), the IVD Act). Violation of these requirements may result in imprisonment of up to three (3) years or a fine of up to KRW 30 million (Article 29(1), Paragraph 1, the IVD Act). In this regard, Cubebio is conducting global clinical performance studies, including trials at Asan Medical Center and Seoul National University Bundang Hospital in Korea. Therefore, Cubebio must obtain approval for clinical performance study protocols from either the IRB or MFDS and comply with relevant regulations, including the Pharmaceutical Affairs Act and Korean Good Clinical Practice (KGCP).

Additionally, as a manufacturer of in vitro diagnostic medical devices, Cubebio is also required to comply with requirements regarding container labeling, packaging, and package inserts (Articles 13 to 15, the IVD Act), and must obtain change permits when significant changes occur (Article 10, the IVD Act). Violations may result in imprisonment of up to three (3) years or a fine of up to KRW 30 million for failure to obtain change permits (Article 29(1), Paragraph 4, the IVD Act), and may also result in administrative measures such as prohibition of manufacture and sale or business suspension (Article 18(1), the IVD Act). Additionally, violations of labeling requirements may result in fines of up to KRW 5 million (Article 31, the IVD Act).

(2)	Medical Devices Act

The purpose of the Medical Devices Act is to contribute to the improvement of public health by promoting efficient management of medical devices through regulations on their manufacture, import, and sale. The primary enforcing authorities are the MFDS and the Ministry of Health and Welfare (“MOHW”).

The Medical Devices Act applies to in vitro diagnostic medical devices except for matters specifically governed by the IVD Act (Article 4, the IVD Act). Under the Act, medical device manufacturers are prohibited from providing monetary benefits, goods, conveniences, or other economic benefits to healthcare professionals for the purpose of promoting medical device sales (Article 13(3), the Medical Devices Act). Violations may result in administrative measures such as prohibition of manufacture and sale or business suspension (Article 36, the Medical Devices Act), and/or imprisonment of up to three (3) years or fines of up to KRW 30 million (Article 53, the Medical Devices Act). Importantly, when economic benefits are provided in violation of the Medical Devices Act, such conduct will also likely be considered unfair customer solicitation under the Monopoly Regulation and Fair Trade Act, which prohibits the act of inducing customers of competitors to conduct transactions by offering or proposing to offer benefits that are unreasonable or excessive compared to normal trading practices.

However, economic benefits may be provided in certain exceptional cases, such as for purposes of sponsoring academic conferences (Article 13(3), the Medical Devices Act). In such cases, medical device manufacturers must prepare and publicly disclose expense reports through the Fair Pay MeD system for a period of five (5) years, while maintaining all related documentation (Article 13-2(1), the Medical Devices Act; Article 3, Rules on Distribution and Sales Order of Medical Devices). Failure to comply with these reporting requirements may result in administrative measures such as corrective order (Article 35-2, the Medical Devices Act) and/or imprisonment of up to one (1) year or fines of up to KRW 10 million (Article 53-2, the Medical Devices Act).

Furthermore, the Medical Devices Act also provides various advertising-related regulations for medical device manufacturers (Article 24, the Medical Devices Act) and requires in-advance deliberation from voluntary deliberation agencies (Article 25, the Medical Devices Act). In addition, manufacturers are prohibited from manufacturing products that differ from what was approved/notified, or that may pose risks to public health (Article 26, the Medical Devices Act). Additionally, medical device manufacturers are required to report to the MFDS all supply details of medical devices provided to medical institutions or sellers/rental businesses (Article 31-2, the Medical Devices Act).

(3)	Bioethics and Safety Act

The objective of the Bioethics and Safety Act is to protect human dignity and safety while promoting the development of bioethics and biotechnology by establishing guidelines for research involving human subjects and human-derived materials. The primary enforcing authority of the Bioethics and Safety Act is the MOHW.

Under this Act, “human-derived materials” refers to tissues, cells, blood, body fluids, and other human body components collected or extracted from the human body, as well as serum, plasma, chromosomes, DNA, RNA, and proteins separated from these components and the “research using human-derived materials” refers to studies directly examining and analyzing such materials (Article 2(11) and (12), the Bioethics and Safety Act).

Given that Cubebio’s main products are diagnostic kits that detect cancer through biomarkers in urine specimens, the company is likely to conduct research using human-derived materials in its R&D process.

For such research, Cubebio must (a) prepare a research protocol and obtain prior approval from the IRB (Article 36, the Bioethics and Safety Act), and (b) obtain written consent from donors of human-derived materials (Article 37, the Bioethics and Safety Act). While the Bioethics and Safety Act does not stipulate specific penalties for violations of these requirements, non-compliance may be subject to sanctions as determined by IRB.

(4)	Labor Standards Act and Other Employment-related Regulations

The purpose of the Labor Standards Act is to establish the standards for terms and conditions of employment in conformity with the Constitution of Korea, thereby securing and improving the fundamental living standards of employees and achieving a well-balanced development of the national economy. The Labor Standards Act is administered by the Ministry of Employment and Labor.

Cubebio is expected to employ officers and employees within Korea for their business activities, which will entail certain responsibilities as per Korea’s Labor Standards Act, such as wage payment, provision of leave, and payment of retirement benefits. The Labor Standards Act and related labor regulations in Korea establish various obligations related to employment-related activities within the country, and Cubebio will be required to comply with these regulations. Some of the exemplary requirements are as follows:

-	Statutory allowances: Under the Labor Standards Act, an employer like Cubebio will be obligated to pay a designated percentage increase in wages (the “statutory allowances”) for extended, nighttime, and holiday work performed by employees (Article 56, the Labor Standards Act). Employers must also make additional payments if wages fall short of the statutory allowances (Article 49, the Labor Standards Act). This obligation to pay statutory allowances applies regardless of the form of compensation for employees (e.g., hourly wage system, comprehensive wage system).

-	Employment arrangements: If Cubebio utilizes temporary agency workers (i.e., workers placed by a temporary work agency, a business entity whose purpose is to temporarily place workers with other companies) or fixed-term employees, it may be subject to the following additional obligations beyond those under the Labor Standards Act.

Under the Act on the Protection of Fixed-term and Part-time Employees (the “Fixed-term Employees Act”), employers are prohibited from treating employees who work short-term differently from regular employees who perform similar or equivalent tasks solely due to their short-term contract status (Article 8(2), the Fixed-term Employees Act). Violation of this provision may result in corrective orders by the Labor Relations Commission (Article 12, the Fixed-term Employees Act) and administrative fines of up to KRW 100 million for non-compliance with the ordered corrections (Article 24, the Fixed-term Employees Act).

Additionally, with respect to the protection of temporary agency workers, the Act on the Protection, etc. of Temporary Agency Workers (the “Temporary Workers Act”) provides relevant regulations. Under this Act, it is important to note that regardless of the form of a contract, if the user company directly supervises and manages temporary agency workers, the situation may be considered as what is defined as “temporary placement of workers” under the Temporary Workers Act. In such cases, receiving work services from an unlicensed temporary work agency is prohibited (Article 7(3), the Temporary Workers Act), and violation thereof may result in (i) imprisonment for up to three (3) years or a fine of up to KRW 30 million for both individual violators such as the company’s representative director and the corporate entity itself (Article 43, Item 2, Article 45, the Temporary Workers Act), and (ii) the obligation for the company to directly employ the temporary agency workers (Article 6-2(1), the Temporary Workers Act). Furthermore, discriminatory treatment of temporary agency workers is prohibited (Article 21, the Temporary Workers Act), and violations may result in corrective orders from the Minister of Employment and Labor (Article 21-2, the Temporary Workers Act).

The aforementioned Labor Standards Act and employment-related laws regulate various aspects of labor conditions in Korea, including obligations related to working hours (with a maximum of 52 hours per week), the supervision and management of contractors and service providers, the prohibition of discriminatory treatment of fixed-term workers, the obligation to provide retirement benefits for employees with more than one (1) year of service, and the payment of wages in accordance with labor standards related to working hours and overtime.

(5)	Other Relevant Laws

In addition to the aforementioned laws and regulations, the following laws may apply to Cubebio:

a.	Commercial Act: The Commercial Act regulates various aspects related to the establishment, organization, and operation of companies. It is primarily governed by the Ministry of Justice.

b.	SME Act: Cubebio qualifies as a small and medium enterprise under the SME Act and, as such, is eligible for various benefits, including low-interest loans from financial institutions, and tax benefits for both employees and corporate tax purposes. To maintain SME status, a company must meet both size criteria based on revenue and independence criteria based on affiliate relationships. Cubebio may lose its SME status if it no longer satisfies the SME requirements under the Act, for example, if it becomes an affiliate company of a larger business group and its average revenue exceeds the statutory thresholds as an affiliate company.

c.	Venture Business Act: Cubebio is certified as a venture business under the Venture Business Act, with certification valid until August 30, 2025. As a certified venture business in Korea, the company is eligible for various benefits, including tax reductions for both corporate and acquisition taxes, expanded guarantee limits from the Korea Technology Finance Corporation, preferential KOSDAQ listing review standards, grace period for inclusion in business groups subject to restrictions on cross-shareholding when acquired by large enterprises, relaxed standards for corporate research institute recognition, and expanded eligibility for stock option grants. However, to maintain its venture business status, a company must qualify as an SME and meet certain thresholds for investment amounts and R&D expenses. Therefore, if Cubebio loses its SME status, it will consequently lose its venture business status as well.

d.	Customs Act: Based on publicly available information, Cubebio holds a manufacturing notification for a urine chemistry analyzer (semi-automated) and manufacturing permission for IVD reagents for tumor markers, both of which are designated for export purposes only. For such export activities, Cubebio must comply with the Customs Act, which requires exporters of medical devices to file an export declaration with the customs office having jurisdiction over the location where the medical devices are stored, accompanied by documents such as invoices and packing lists (Article 241, the Customs Act). Upon acceptance of the export declaration, the exporter must complete the shipment of the declared medical devices within thirty (30) days (Article 251, the Customs Act) and maintain all export declaration-related documents for three (3) years from the date of acceptance (Article 12, the Customs Act; Article 3(1)(2), the Enforcement Decree of the Customs Act).

e.	Personal Information Protection Act (“PIPA”): When Cubebio conducts research using human-derived materials, in addition to obtaining donor consent under the Bioethics and Safety Act, it must also secure necessary legal bases (e.g., consent) for the collection and use of donor’s personal information in accordance with the requirements set out in PIPA (Article 15, PIPA). Furthermore, with respect to the personal information that Cubebio may transfer to medical institutions conducting its clinical performance studies, Cubebio must document the details of such transfers in writing (Article 26, PIPA), disclose relevant information as prescribed by PIPA (Article 30, PIPA), and secure appropriate legal bases such as consent when cross-border transfers are involved (Article 28-8, PIPA). Additionally, in cases where Cubebio researchers need to access information held by medical institutions for clinical performance study purposes, they may consider requesting provision of pseudonymized information from such institutions and properly manage the pseudonymized data in accordance with PIPA, including implementing measures to prevent re-identification and ensuring proper disposal of the data (Article 28-4, PIPA).

Cubebio has consistently endeavored to operate its businesses in compliance with the regulations prescribed under the aforementioned laws and regulations, and it remains dedicated to upholding this commitment in the future. Furthermore, even though Cubebio does not currently have any plans as of June 30, 2024 to enter into the U.S. market, entering the U.S. market in the future if we decide to expand our business sales into the U.S. markets, we will be subject to U.S. and U.S. jurisdictional laws and regulations as well.

Glossary

Glossary of Selected Terms

AACR	American Association for Cancer Research
ADLT	advanced diagnostic laboratory test
AMA	American Medical Association
ASCO	American Society of Clinical Oncology
CAP	College of American Pathologists
CCGA	Circulating Cell-Free Genome Atlas clinical study
CDLT	clinical diagnostic laboratory test
cfNA	cell-free nucleic acid
cfRNA	cell-free RNA
CLFS	Clinical Laboratory Fee Schedule
CLIA	U.S. Clinical Laboratory Improvement Amendments of 1988
CMS	U.S. Centers for Medicare and Medicaid Services
CPT	Current Procedure Terminology
ctDNA	circulating tumor DNA
DNA	deoxyribonucleic acid
EDC	electronic data capture
EKRA	Eliminating Kickbacks in Recovery Act of 2018
ESMO	European Society for Medical Oncology
FDA	U.S. Food and Drug Administration
FDC Act	U.S. Federal Food, Drug, and Cosmetic Act
GDPR	General Data Protection Regulation
HCPCS	Healthcare Common Procedure Coding System
HHS	U.S. Department of Health and Human Services
HIPAA	U.S. Health Insurance Portability and Accountability Act of 1996
IDE	Investigational Device Exemption
IRB	Institutional Review Board
IVD	in vitro diagnostic device
IVDR	in Vitro Diagnostic Medical Devices Regulation 2017/746
LDCT	low-dose computed tomography
LDT	Laboratory Developed Test
NCD	national coverage determination
NGS	next-generation sequencing
PAMA	Protecting Access to Medicare Act of 2014
PHI	protected health information
PMA	premarket approval application
PORA	Physician Ownership and Referral Act of California
PPV	positive predictive value
RNA	ribonucleic acid
USPSTF	U.S. Preventive Services Task Force
USPTO	U.S. Patent and Trademark Office

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF Cubebio

Unless otherwise specifically noted or the context otherwise requires, all references in this section to “Cubebio,” the “Company,” “we,” “us,” and “our” refer to Cubebio Co., Ltd. prior to the consummation of the Business Combination, which will become the business of PubCo following the consummation of the Business Combination.

The following discussion and analysis should be read in conjunction with our “Selected Financial Information” and the audited and unaudited financial statements and related notes that are included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with our pro forma financial information for the period ended December 31, 2023 and as of December 31, 2023 (in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”). In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause our actual results to differ materially from management’s expectations due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus on Form F-4. Factors which could cause such differences are discussed herein.

Company Overview

We are a healthcare company focused on saving lives and improving health by pioneering new technologies for early cancer detection. We were incorporated in November 2011 and the Company’s registered office is at 8F, Shinhan Life Bldg, Digital-ro 10-gil 9, Geumcheon-gu, Seoul, Republic of Korea. We primarily engage in discovering, designing, developing, manufacturing, and selling in-vitro diagnostics using liquid biopsies for strategic cancer treatment. As a company, we have developed accurate, non-invasive, patient-friendly screening tests called CEED-Novus and CEED-Novus P for the early detection of pancreatic cancer and six other types of cancer, and we are currently working on the development of additional tests for other types of cancer, with the goal of becoming a leader in early cancer screening and diagnostics. Our CEED-Novus and CEED-Novus P tests are a non-invasive urine-based screening tests which utilize core technologies to efficiently measure the concentration of purine metabolites, a highly effective biomarker, in urine. The screening tests target biomarkers that have been shown to be strongly associated with cancer. With its proprietary technologies in enzyme composition and bio-sensors, it consolidates the entry barrier in cancer diagnostic. CEED-Novus P has proven to be effective for pancreatic cancer screening with sensitivity of 85.71% and the number even improved to 95.23% when cross-validated with CA19-9, the most common pancreatic biomarker at present in the “Interim Clinical Report by AMC (2017).”

We believe that our multi-cancer early detection test can lead to a dramatic increase in early cancer diagnosis. Conventional cancer diagnostics methods, such as endoscopy, CT scan, Ultrasound scan, MRI, tissue biopsy, and genetic testing take up to two weeks to provide results and cost up to $10,000 USD. Our non-invasive in-vitro diagnostics with urine specimen create comfortable examination conditions, significantly low diagnostic costs [approximately up to $80 USD] allowing a more frequent cancer monitoring schedule, and approximately 5 minutes to derive results comparatively, which enables immediate decision-making.

We plan to commercially launch CEED-Novus series in 2025 as an LDT. As of June 30, 2024, we have raised over ₩77.2 billion KRW ($56,115,593 USD) through issuing bonds with warrants, stock options, and convertible bonds from financial or strategic investors and continued raising more, as necessary, with favorable conditions. Our global sales strategy is to have a single partner by each country to avoid any internal causes in the region and focus to spread out globally. A partner can always expand their coverage nations by discussions and the partner is not limited to private medical distributors but can also be governmental entities, non-biotech companies, or even private equities as long as the deal is in good condition for all related entities. We pursue our partner to support us in various matters such as approval matters in the region, utilizing the partner’s existing infrastructures and relationships, or any other matters that can enhance our commercial activities to be successful in the market.

To date, we have funded our operations primarily from the issuance and sale of our treasury shares, or via soliciting exercise of the detachable warrants to its corresponding bond from our creditors, and have not generated any revenues. We do not yet have a commercial product for sale. Since our inception, we have incurred net losses each year. Our net losses were ₩4,873 million KRW ($3,540,012 USD) for the years ended December 31, 2023 and ₩2,968 million KRW ($2,156,314 USD) for the six months ended June 30, 2024. As of June 30, 2024, we had an accumulated deficit of ₩64,313 million KRW ($46,720,532 USD). Substantially all of our net losses resulted from our research and development programs and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses over at least the next several years. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

●	attract, hire, and retain qualified personnel;

●	scale our technology infrastructure and laboratory operations to prepare for the commercial launch of products listed herein;

●	continue our research and development activities, including for new products and to enhance existing products; and

●	conduct our existing clinical studies and initiate and conduct additional clinical studies to provide the evidence to support our products.

●	Below is a summary of our core products’ key features.

●	CEED-Novus P, reagents type, is a simple non-invasive screening product which utilizes urine specimen to screen for cancer. According to SNUH’s clinical trial report, the product shows specificity level of 94.2% and sensitivity level of 76.7%, showing efficiency in early pancreatic cancer diagnosis.

●	CEED-Novus, reagents type, was developed to provide a single non-invasive, simple and affordable screening test to examine the presence of 6 common cancer types and improve the cancer examination rate.

●	CEED-SPC, Cuvettes type, is a screening product that utilizes reagents into a disposable cuvette, such that users may conduct tests without dispensing the sample solution into the proper amount. It is adaptable in both single-cancer and multi-cancer screenings, so the composition of the cuvette can be modified under the required compatibility and accuracy to screen multiple types of cancer.

●	CEED-PGS is a portable screening product that is designed to provide a user-friendly and accessible cancer screening method for patients.

Factors affecting our performance

We believe there are several important factors that have impacted and that we expect will impact our operating performance and results of operations, including:

Regulatory approvals for our CEED-Novus Series products.

We operate in a heavily regulated clinical field and all products need to have regulatory approval before direct sales for clinical use. The process for obtaining regulatory approval normally takes 2 to 3 years or longer, and there is no guarantee that the requisite regulatory approvals will be obtained for any of our products in a timely manner or at all. The major cause of the time consuming occurs from the clinical approval process. Due to the fact that our test requires unusual standard in the oncological field, we have experienced delays from the urine sample collection to discussion of determining appropriate quantity to clarify. Thus, in order to reduce the time, we strategically consider various pathways of regulations to enter the market. While before MFDS approval of a product, we can sell the product for RUO (research use only) to other clinical testing labs, also called CLIA Labs, such as Quest Diagnostic Labs or LabCorp which can perform their own validation so that these labs can provide the relevant testing services and get reimbursement. In case for the countries without CLIA Lab regulations, our option should be limited to the sales directly to the hospitals or testing institutes. For this business, we should ask for a consultation towards each healthcare regulatory offices in the targeted country since every nation have different standard to pass their boarder.

Collaborations with governmental entities

We target users in asymptomatic phase which requires motivation to use our product more than other cases since people who don’t feel any pain or symptom will hardly be motivated to visit hospitals or run any screening tests. Thus, collaborations with governmental entities which can suggest or even oblige to their nations to run the test in good will is one of the key strategies. More countries are enhancing their medical welfare to reduce death rate caused by diseases after COVID pandemic and we can aim those demand with cancer screening solutions. These business movement may influence our reputation and durability of our revenue in the future.

Investment in clinical studies and product innovation to support growth.

A significant aspect of our business is our investment in research and development, including the development of new products and our investments in clinical utility studies and clinical trials for regulatory approvals. We have invested considerable number of resources, and expect to continue to invest, in clinical studies and trials for our pipeline products, the results of which are difficult to predict and have impacted and will continue to impact our business.

Change in regulations toward healthcare industry

We must navigate complex healthcare regulations, which control how we conduct our business and how we are paid. Existing legislation, and possible future legal and regulatory changes, including potential repeal or modification of the ACA, could materially change the structure and finances of the health insurance system and the methodology for reimbursing medical services, drugs and devices, including our current and future products and services.

The ACA (Affordable Care Act) has also been the subject of various legal challenges and if the plaintiffs in any case challenging the ACA are ultimately successful insurance coverage for our tests could be materially and adversely affected. Any change in reimbursement policy could result in a change in patient cost-sharing, which could affect a provider’s willingness to prescribe and patient’s willingness and ability to use our tests and any other product or service we may develop. Healthcare reforms, which may intend to reduce healthcare costs, may have the effect of discouraging third-party payers from covering certain kinds of medical products and services, particularly newly developed technologies, like those we have developed in the past or we may develop in the future. There is uncertainty of whether future healthcare reform initiatives will be implemented at the federal or state level or the effect of any such future legislation or regulation will have on us. The taxes imposed by new legislation, cost reduction measures and the expansion in the government’s role in the U.S. healthcare industry may result in increased or decreased profits to us, which may affect our business, financial condition and results of operations.

In Korea, the Ministry of Food Drug and Safety (MFDS) usually required quite a time for determining the standard of clinical trials especially for novel technologies without similar precedent cases. The good news is that MFDS recently announced flexibility to the standard of clinical trials which can cause positive influence on our products.

The Protecting Access to Medicare Act of 2014 (“PAMA”) presents significant uncertainty for future CMS reimbursement rates. Because Medicare currently covers a significant number of our patients, any changes in the CMS reimbursement rate for our tests would affect our revenues and our business prospects. Under PAMA, CMS reimbursement rates for clinical diagnostic laboratory tests are updated every three years or annually for clinical laboratory tests that are considered “advanced diagnostic laboratory tests.” Under PAMA, whether adequate CMS reimbursement rates will continue to be assigned to our tests could significantly affect our revenues.

Coverage of our CEED-Novus test and other screening or diagnostic products that we may develop may also depend, in whole or in part, on whether payers determine, or courts and/or legislative or regulatory authorities determine, coverage is required under applicable federal or state laws mandating coverage of certain cancer screening or diagnostic services.

We should always be updated with the regulations since its showing quite a change in recent days due to the fast development of the technology and the influence from those innovations, also the change of governmental leaderships internationally. With all the considerations of our situation, we are trying to be fluid on product approvals in every country and make wise decisions.

Competitive Pricing

Our operating results are directly tied to the selling price of our products and services. Our prices are affected by a variety of factors including prices charged by the distributor who face the user directly like the insurance companies or the private healthcare screening centers. the efficacy of our products, our cost basis, changes in our product mix, the size of the project and our relationship with the relevant customer, as well as general market and economic conditions. We carefully monitor our target markets and set prices considering local market conditions.

International Expansion

We are currently in the process of expanding our business through devoting significant efforts to penetrate new international markets. And we expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets. Our operating results will be impacted by our ability to break into new markets in a cost-efficient manner and to use our initial projects in each new market as the launching pad for broader marketing efforts in that region.

Continuous product development

Our product CEED-Novus series is designed to be used in professional laboratories or institutes due to its required equipment but to raise the demand in the market, we feel necessary to develop non-professional use products so that people can use without visiting hospitals or clinics. Fundamentally, it is not feasible due to regulation restriction prohibiting abuse of medical device which can occur uncontrollable situation due to its result. Typically considering our product is screening cancer, it will hardly be approved. Despite the regulation, we have faith that in some point the regulations will be changed, and we should always be prepared to react on those changes because practically, the more people get access to early cancer screening, the more people to survive from cancer in the end. We are maintaining our efforts in technology, attempting to develop non-professional use products for future market demands.

While each of these areas present significant opportunities for us, they also pose significant risks and challenges that we must address. See “Risk factors” for more information.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”), expressed in Korean Won.

Key Components of Statement of Operations

Our reporting currency is the Korean Won. For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of ₩1,376.55 KRW to $1.00 USD, the noon buying rate in effect on June 28, 2024 as quoted by the Federal Reserve Bank of New York.

Operating expenses

Operating expenses consist of research and development expenses along with selling, general and administrative expenses and other income (expense).

General and administrative expenses consist primarily of personnel costs, expenses for outside professional services, including legal, human resource, audit and accounting services, consulting costs and allocated facilities costs. Personnel and related costs consist of salaries, employee benefits and stock-based compensation for personnel in executive, finance, commercial and other administrative functions. Facilities costs consist of rent and maintenance of facilities. We expect the general and administrative expenses to increase for the foreseeable future as we increase the size of administrative and research and development function to support the growth of the business and support continued research and development activities.

Other income (expense) consists of other bad debt expenses written off from loans, prepayments, etc, and gains or losses on disposal of property and equipment.

Finance income (cost)

Finance income (cost) primarily consists of interest income (expense) from bond with warrants, gains or losses on valuation of derivatives, and gains and losses on bond redemption.

Results of Operations

The following table sets forth a summary of our results of operations for the periods presented. This information should be read together with our financial statements and related notes included elsewhere in this prospectus.

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	(In millions of Korean won and US dollar)
Income Statement:
Revenues	₩	-	$-	₩	-
Cost of sales		-	-		-
Gross profit		-	-		-
Operating expenses		(2,740)	(1,990,772)		(1,824)
Operating loss		(2,740)	(1,990,772)		(1,824)
Finance income (cost)		(228)	(165,542)		(347)
Loss before income tax		(2,968)	(2,156,314)		(2,171)
Income tax expenses		-	-		-
Net loss	₩	(2,968)	$(2,156,314)	₩	(2,171)

For the six months ended June 30, 2024 and 2023, we have not generated any revenue as we do not have any products approved for sale. We do not anticipate generating any revenue from product sales in the near future as our ability to generate product revenue will depend on the regulatory approval and eventual commercialization of our product candidates. As such, there was no change in our gross profit for the six months ended June 30, 2024 and 2023.

For the six months ended June 30, 2024 and 2023, our operating expenses are primarily driven by payroll and payroll related costs of ₩1,166 million KRW ($847,328 USD) and ₩1,111 million KRW, respectively. Additional components of operating expenses consisted of research and development expenses of ₩409 million KRW ($296,777 USD) and ₩380 million KRW, respectively and commission expenses of ₩884 million KRW ($642,068 USD) and ₩52 million KRW, respectively.

Our operating expenses increased for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 by ₩916 million KRW ($665,410 USD) or 50.2%. This is primarily attributable to an increase in commission expenses of ₩832 million KRW ($604,072 USD) associated with professional fees for accounting, tax, and legal services related to de-SPAC transaction.

Our finance cost decreased for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 by ₩119 million KRW ($86,576 USD), or 34.3%. This is primarily attributable to an increase in gains on valuation of derivatives of ₩283 million KRW ($205,297 USD) due to a decrease in value of put options and an increase in interest expenses of ₩205 million KRW ($148,777 USD) due to the issuance of 14th and 15th series of bond with warrants.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

	Year Ended December 31, 2024			Year Ended December 31, 2023
		(In millions of Korean won and US dollar)
Income Statement:
Revenues	₩	-	$-	₩	-
Cost of sales		-	-		-
Gross profit		-	-		-
Operating expenses					(3,650)
Operating loss					(3,650)
Finance income (cost)					(1,223)
Loss before income tax					(4,873)
Income tax expenses
Net loss	₩			₩	(4,873)

For the year ended December 31, 2023, we have not generated any revenue as we do not have any products approved for sale. We do not anticipate generating any revenue from product sales in the near future as our ability to generate product revenue will depend on the regulatory approval and eventual commercialization of our product candidates.

For the years ended December 31, 2024 and 2023, our operating expenses are primarily driven by payroll and payroll related costs of ₩ x,xxx million ($xxx,xxx USD) and ₩ 2,275 million KRW, respectively. Additional components of operating expenses consisted of research and development expenses of ₩ xxx million KRW ($xxx,xxx USD) and ₩709 million, respectively, commission expenses of ₩ xxx million KRW ($xxx,xxx USD) and ₩ 215 million KRW, respectively, and other bad debt expenses of ₩ xxx million KRW ($xxx,xxx USD) and ₩ 62 million KRW, respectively. for the years ended December 31, 2024 and 2023.

Our operating expenses decreased for the year ended December 31, 2024 as compared to the year ended December 31, 2023 by ₩x,xxx million KRW ($x,xxx,xxx USD), or xx.x%. This is primarily attributable to a decrease in commission expenses of ₩xxx million KRW ($xxx,xxx USD), a decrease in research and development expenses of ₩xxx million KRW ($xxx,xxx USD), and a decrease in share-based payments of ₩xxx million KRW ($xxx,xxx USD), which all are due to a less number of employees were entitled to share-based payment for the year ended December 31, 2023. It is also attributable to a decrease in other bad debt expenses of ₩xxx million KRW ($xxx,xxx USD) as the Company recognized the other bad debt expenses for the year ended December 31, 2023 that did not recur for the year ended December 31, 2024.

Our finance cost increased for the year ended December 31, 2024 as compared to the year ended December 31, 2023 by ₩x,xxx million KRW ($x,xxx,xxx USD) or xxx.x%. This is primarily attributable to an increase in losses on valuation of derivatives of ₩x,xxx million KRW ($x,xxx,xxx USD), an increase in gains on disposal of investments in associates of ₩xxx million KRW ($xxx,xxx USD), and an increase in gains on disposal of long-term investment securities of ₩xxx million KRW ($xxx,xxx USD), partially offset by an increase in gains on bond redemption of ₩x,xxx million KRW ($xxx,xxx USD).

Liquidity and Capital Resources

We have incurred significant losses and negative cash flows from operations, net loss was ₩2,968 million KRW ($2.16 million USD) for the six months ended June 30, 2024. During the six months ended June 30, 2024, we had negative cash flows from operations of ₩2,223 million KRW ($1,614,643 USD). As of June 30, 2024, our accumulated deficit was ₩64,313 million KRW ($46,720,533 USD). We have funded our operations to date through equity and debt financing and have cash equivalents of ₩458 million KRW ($332,853 USD) as of June 30, 2024. We monitor our cash flow projections on a current basis and take active measures to obtain the funding they require to continue our operations. However, these cash flow projections are subject to various uncertainties concerning their fulfilment such as the ability to generate revenues by attracting and expanding its customer base and completing additional financing. We expect to fund operations using cash on hand, disposal of the treasury shares and raising additional proceeds from issuing the bonds with warrants. There are no assurances, however, that we will be able to generate the revenue necessary to support our cost structure or that it will be successful in obtaining the level of financing necessary for our operations. These conditions raise substantial doubt as to our ability to continue as a going concern.

Historically, our sources of liquidity have been cash flows from issuing the bonds with warrants, disposal of treasury shares, and exercise of stock options. As of June 30, 2024, we had an aggregate cash balance of ₩458 million KRW ($332,853 USD) and net working capital deficit of ₩7,419 million KRW ($5,389,755 USD).

We intend to operate with its current cash on hand, cash flows from issuing the bonds with warrants, disposal of treasury shares, and exercise of stock options. In the future, we may borrow money and sell equity to finance our operations. As we have a limited operating history, our liquidity and capital resources may change substantially from past results.

Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and extent of spending to support future sales and marketing and research and development efforts. In order to finance these opportunities, we may need to raise additional financing. While there can be no assurances, if additional capital is required, we intend to raise such capital through operations, additional issuances of bonds with warrants. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be materially and adversely affected.

Cash Flow

Presented below is a summary of our operating, investing and financing cash flows:

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	(In millions of Korean won and US dollar)
Net cash provided by (used in)
Operating activities	₩	(2,223)	$(1,614,643)	₩	(694)
Investing activities		300	217,936		(1,142)
Financing activities		1,709	1,241,473		388
Effect of exchange rates on cash		4	2,645		3
Net change in cash and cash equivalents	₩	(210)	$(152,589)	₩	(1,445)

Our net cash flows used in operating activities increased for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 by ₩1,529 million KRW ($1,110,282 USD). This is primarily attributable to an increase in our net loss by ₩797 million KRW ($578,834 USD) and an increase in other payables of ₩558 million KRW ($405,629 USD) due to the interest expenses from the early repayment for bond with warrants for the six months ended June 30, 2023 which was paid for the six months ended June 30, 2024.

Net cash flows provided by investing activities for the six months ended June 30, 2024 was ₩300 million KRW ($217,936 USD), compared to ₩1,142 million KRW of net cash flows used in investing activities for the six months ended June 30, 2023. This is primarily attributable to a decrease in cash outflows due to short-term loans paid of ₩1,100 million KRW ($799,099 USD) for the six months ended June 30, 2023 that did not recur for the six months ended June 30, 2024, and an increase in cash inflows resulting from the collection of short-term loans of ₩300 million KRW ($217,936 USD).

Net cash flows provided by financing activities increased for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 by ₩1,321 million KRW ($959,606 USD). This is primarily attributable to a decrease in the amount of bond redeemed of ₩1,500 million KRW ($1,089,679 USD), partially offset by a decrease in cash inflows due to the exercise of stock options by ₩471 million KRW ($342,232 USD).

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

	Year Ended December 31, 2024		Year Ended December 31, 2023
	(In millions of Korean won and US dollar)
Net cash provided by (used in)
Operating activities	₩	$	₩	(3,380)
Investing activities				(955)
Financing activities				2,937
Effect of exchange rates on cash				1
Net change in cash and cash equivalents	₩	$	₩	(1,397)

Our net cash flows used in operating activities decreased for the year ended December 31, 2024 as compared to the year ended December 31, 2023 by ₩xxx million KRW ($xxx,xxx USD). This is primarily attributable to a decrease in cash outflows for severance payment of ₩xx million KRW ($xx,xxx USD) due to a less employees requested for an interim settlement of severance payment and a decrease in interest expenses paid of ₩xx million KRW ($xx,xxx USD) due to the interest paid for the early redemption of the 10th series of bond with warrants for the year ended December 31, 2023 that did not recur for the year ended December 31, 2024. (To be updated)

Net cash flows used in investing activities decreased for the year ended December 31, 2024 as compared to the year ended December 31, 2023 by ₩xxx million KRW ($xxx,xxx USD). This is primarily attributable to a decrease in cash outflows from short-term loans paid of ₩x,xxx million KRW ($x,xxx,xxx USD), offset by a decrease in cash inflows from the disposal of long-term investment securities of ₩xxx million KRW ($xxx,xxx USD) and a decrease in gains on disposal of investments in associates by ₩xxx million KRW ($xxx,xxx USD) for the year ended December 31, 2023 that did not recur for the year ended December 31, 2024.

Net cash flows provided by financing activities decreased for the year ended December 31, 2024 as compared to the year ended December 31, 2023 by ₩x,xxx million KRW ($x,xxx,xxx USD). This is primarily attributable to an increase in cash outflows from bond redemption of ₩xx,xxx million KRW ($xx,xxx,xxx USD) related to 11th, 13th and 16th series, offset by an increase in cash inflows from issuance of 14th, 15th, and 16th series of bond with warrants by ₩xx,xxx million KRW ($xx,xxx,xxx USD).

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Contractual Obligations and Commitments

Contractual obligations represent future cash commitments and liabilities under agreements with third parties and exclude purchase orders for goods and services that are cancelable.

The following tables summarize our contractual obligations as of June 30, 2024 compared to as of June 30, 2023.

	As of June 30, 2024			As of December 31, 2023
	(In thousands of Korean won and US Dollar)
Other current non-financial liabilities	₩	210,662	$153,036	₩	209,643
Bond with Warrants		2,927,149	2,126,439		2,636,151
Derivative liabilities		1,858,233	1,349,920		2,152,546
Current lease liabilities		114,163	82,934		108,627
Defined benefit liabilities		787,143	571,823		718,383
Other non-current provisions		48,181	35,001		48,024
Non-current lease liabilities		611,412	444,163		667,758
Total Contract Obligations and Commitments	₩	6,556,943	$4,763,316	₩	6,541,132

Bond with warrants takes up a significant portion of the contractual obligations and commitments through which we have been raising funds for maintaining our business operations, covering expenses incurred or to be incurred from merger transaction and post-merger, having the corresponding balance of ₩2,927 million KRW ($2,126,439 USD) and ₩2,636 million KRW as of June 30, 2024 and June 30, 2023, respectively. As of June 30, 2024, derivative liabilities represent the early redemption rights of the issuer and the investor, which are embedded derivatives of bonds with warrants issued to fund the operations and the corresponding balance is ₩1,858,233 KRW ($1,349,920 USD).

The following tables present lease liabilities for the six-months periods ended June 30, 2024, and 2023, along with the payments due by period as of June 30, 2024

	Six-month period ended June 30, 2024			Six-month period ended June 30, 2023
	(In thousands of Korean won and US Dollar)
Lease Liabilities1)
Balance as of January 1	₩	776,385	$564,008	₩	849,260
New leases		-	-		22,231
Interest expense		32,087	23,310		36,307
Payment of liabilities		(84,935)	(61,701)		(86,203)
Lease reassessment		2,038	1,481		3,282
Balance as of June 30	₩	725,575	$527,098	₩	824,877

	Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years		Total
	(in thousands of Korean won)
Payments due by period as of June 30, 2024
Finance leases, including imputed interest1)	₩	193,205	₩	360,185	₩	274,560	₩	146,874	₩	974,824
Total Contractual Obligations	₩	193,205	₩	360,185	₩	274,560	₩	146,874	₩	974,824

	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years	Total
	(in US Dollar)
Payments due by period as of June 30, 2024
Finance leases, including imputed interest1)	$140,355	$261,658	$199,455	$106,697	$708,165
Total Contractual Obligations	$140,355	$261,658	$199,455	$106,697	$708,165

1)	We lease buildings and vehicles. The leases typically run for a period of 2 to 10 years with an option to renew or terminate the lease after that date. The Company also leases water purifiers, copy machines and others with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Company has elected not to recognize right-of-use assets and lease liabilities for these leases.

During the six months ended June 30, 2024, we have not entered into any new agreements to lease properties or equipment while during the six months ended June 30, 2023, we have entered into a new agreement to lease a vehicle by amount of 22.2 million KRW. We have an automatic renewal clause in the existing lease agreement, which includes a clause to increase the rent payment or our laboratory located in Bun-dang. And the total estimated rent payments, excluding the renewal options and tenant improvement allowances, for our laboratories, office space, cars, and other equipment are ₩40.7 million KRW ($29,537 USD) for the six months ended June 30,2024.

The following tables summarize our contractual obligations as of December 31, 2024 compared to as of December 31, 2023.

	As of December 31, 2024		As of December 31, 2023
		(In thousands of Korean won and US Dollar)
Other current non-financial liabilities	$	₩	₩	209,643
Bond with Warrants				2,636,151
Derivative liabilities				2,152,546
Current lease liabilities				108,627
Defined benefit liabilities				718,383
Other non-current provisions				48,024
Non-current lease liabilities				667,758
Total Contract Obligations and Commitments	$	₩	₩	6,541,132

Bond with warrants takes up a significant portion of the contractual obligations and commitments through which we have been raising funds for maintaining our business operations, covering expenses incurred or to be incurred from merger transaction and post-merger, having the corresponding balance of ₩x,xxx million KRW ($x,xxx,xxx USD) and ₩x,xxx million KRW ($x,xxx,xxx USD) as of December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024, derivative liabilities represent the early redemption rights of the issuer and the investor, which are embedded derivatives of bonds with warrants issued to fund the operations and the corresponding balance is ₩x,xxx,xxx KRW ($x,xxx,xxx USD).

The following tables present lease liabilities for the year ended December 31, 2024 compared to the year ended December 31, 2023 along with the payments due by period as of December 31, 2024

	Year ended December 31, 2024		Year ended December 31, 2023
		(In thousands of Korean won and US Dollar)
Lease Liabilities1)
Balance as of January 1	₩	$	₩	849,260
New leases				22,231
Interest expense				70,872
Payment of liabilities				(169,260)
Lease reassessment				3,282
Balance as of June 30	₩	$	₩	776,385

	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years	Total
(in thousands of Korean won)
Payments due by period as of December 31, 2024
Finance leases, including imputed interest1)	₩	₩	₩	₩	₩
Total Contractual Obligations	₩	₩	₩	₩	₩

	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years	Total
(in US Dollar)
Payments due by period as of December 31, 2024
Finance leases, including imputed interest1)	$	$	$	$	$
Total Contractual Obligations	$	$	$	$	$

During the year ended December 31, 2024, we have entered into a new agreement to lease properties or equipment by amount of ₩xxx million KRW ($xxx,xxx USD) while during the year ended December 31, 2023, we have entered into a new agreement to lease a vehicle by amount of xx.x million KRW. We have an automatic renewal clause to increase the rent payment for our laboratory located in Bun-dang. And the total estimated rent payments, excluding the renewal options and tenant improvement allowances, for our laboratories, office space, cars, and other equipment are ₩xx.x million KRW ($xx,xxx USD) for the year ended December 31, 2024.

1)	We lease buildings and vehicles. The leases typically run for a period of 2 to 10 years with an option to renew or terminate the lease after that date. The Company also leases water purifiers, copy machines and others with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Company has elected not to recognize right-of-use assets and lease liabilities for these leases.

Critical Accounting Estimates

Our financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date, as well as the reported expenses incurred during the reporting period. Management bases its estimates on historical experience and in various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to our financial statements.

We believe the accounting policies discussed in the notes to our financial statements are critical to understanding our historical and future performance, as these policies relate to more significant areas involving judgments and estimates of the management.

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. IFRS 13 Fair Value Measurement (“IFRS 13”) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

See Summary of Use of judgements and estimates under Note 4 and the measurement of fair value under Note 12 in the notes to the financial statements for the years ended December 31, 2024 and 2023 for more information about our material accounting estimate.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the IASB or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations under adoption.

See Recent Accounting Pronouncements issued, not yet adopted under Note 2 Basis of Presentation and Material Accounting Policies in the notes to the financial statement for the six-month periods ended June 30, 2024 and 2023 for more information about recent accounting pronouncements, the timing of their adoption and our assessment, to the extent we have made one, of their potential impact on our financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the normal course of business operations due to its ongoing investing and financing activities. Market risk refers to the risk of loss arising from adverse changes in foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future profits.

Foreign Currency Risk

We conduct our business primarily in Korean Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange rate fluctuations on cash flows from foreign currency deposits. The primary foreign currency to which we are exposed is the U.S. dollar. Fluctuations in this exchange rate may result in exchange losses and increased costs in Korean Won terms.

For a further discussion of our foreign currency risk exposures, including a further sensitivity analysis on our foreign currency risk exposures, see Note 12 in the notes to the financial statements for the years ended December 31, 2024 and 2023.

BUSINESS OF MOUNTAIN CREST

In this section references to the “Company,” “Mountain Crest” and to “we,” “us,” and “our” refer to MOUNTAIN CREST ACQUISITION CORP. V

Introduction

We are a blank check company formed under the laws of the State of Delaware on April 8, 2021. We were formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this annual report as our initial business combination. Although there is no restriction or limitation on what industry or geographic region our target operates in, it is our intention to pursue prospective targets that are in North America and Asia Pacific regions (excluding China). We shall not undertake our initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau).

Recent Developments

On October 19, 2022, the Company entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with AUM Biosciences Pte. Ltd., a private company limited by shares incorporated in Singapore, with company registration 201810204D (“AUM”).

The Business Combination Agreement was subsequently amended on February 10, 2023, March 30, 2023 and April 19, 2023. On January 27, 2023, AUM Biosciences Limited, a Cayman Islands exempted company (“PubCo”), AUM Biosciences Subsidiary Pte. Ltd., a private company limited by shares incorporated in Singapore, with company registration number 202238778Z and a direct, wholly-owned subsidiary of PubCo, and AUM Biosciences Delaware Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of PubCo, executed a joinder agreement with the Company and AUM and joined the Business Combination Agreement as parties. The Business Combination Agreement would have provided, subject to its terms and conditions, for the initial business combination of the Company (the “Business Combination”). On May 22, 2023, the Company filed a definitive proxy statement on Schedule 14A, as amended on May 24, 2023 to solicit its stockholders’ voting on the Business Combination Agreement, among other proposals, at a special meeting of stockholders scheduled to be held on June 23, 2023 at 10:00 a.m., Eastern Time, or any postponement or adjournment. The proxy statement also provides that the Company’s stockholders may request to redeem his/her shares by submitting the request in writing to the Company’s transfer agent by June 21, 2023. On June 8, 2023, the Company received a termination notice from AUM. The Notice terminated the Business Combination Agreement as of June 8, 2023.

Based on the termination of the Business Combination Agreement, on June 16, 2023, the Company’s board of directors adopted a resolution to cancel the special meeting. Accordingly, the special meeting was not held on June 23, 2023, and the Company’s transfer agent did not process any share redemption requests that may have been submitted by stockholders of the Company.

On March 31, 2023, the Company and UHY Advisors/UHY LLP, the Company’s independent registered public accounting firm, entered into an unsecured promissory note for services rendered and unpaid in the principal sum of One Hundred Eight Thousand One Dollars and Ninety Cents ($108,001.90), plus interest applied monthly on any un-paid balance at the rate of eight (8%) percent per year until such sum is fully paid. On August 21, 2023, the Company and UHY Advisors/UHY LLP extended the due date of promissory note to October 31, 2023. If $102,877 is paid in full on this promissory note no later than October 31, 2023, all accrued finance charges on this promissory note will be forgiven. The promissory note is payable by the Company in advance without penalty.

On April 3, 2023, the Company received a notice from the Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company’s listed securities failed to satisfy the $50,000,000 market value of listed securities (“MVLS”) requirement for continued listing on The Nasdaq Global Market in accordance with Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Requirement”) based upon the Company’s MVLS for the 30 consecutive business days prior to the date of the notice. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a period of 180 calendar days, or until October 2, 2023, in which to regain compliance with the MVLS Requirement.

On April 7, 2023, the Company submitted its application to transfer the listing of its securities from The Nasdaq Global Market to The Nasdaq Capital Market.

On May 12, 2023, the Company held a special meeting of stockholders, at which the Company’s stockholders approved an amendment (the “Extension Amendment”) to the Company’s Charter, giving the Company the right to extend the period of time for the Company to complete a Business Combination (the “Combination Period”) from May 16, 2023 to February 16, 2024. In connection with the Extension Amendment, stockholders holding 1,405,134 shares of redeemable common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. On May 12, 2023, the Company filed the Extension Amendment with the Delaware Secretary of State, by which the Company extended the Combination Period from May 16, 2023 to February 16, 2024.

On May 18, 2023, the Company received a second notice (the “May 18, 2023 Notice”) from Nasdaq, stating that the Company no longer satisfies the requirement to maintain a minimum of 1,100,000 publicly held shares (the “PHS Requirement”) for continued listing on The Nasdaq Global Market, according to the number of publicly held shares reported on its Form 8-K for May 12, 2023. The Company has been provided 45 calendar days, or until July 3, 2023, to submit a plan to Nasdaq to regain compliance with the PHS Requirement. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the Notice, or until November 14, 2023, to evidence compliance with the PHS Requirement. If the plan is not accepted, the Company will have the right to appeal, and the Company’s securities would remain listed on The Nasdaq Global Market until completion of the appeal process.

On June 27, 2023, the Company received a third notice from Nasdaq stating that the Company’s listed securities failed to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $15,000,000 which is a requirement for continued listing on The Nasdaq Global Market in accordance with Nasdaq Listing Rule 5450(b)(3)(C) (the “MVPHS Requirement”) based upon the Company’s MVPHS for the 30 consecutive business days prior to the date of the notice. In accordance with Nasdaq Listing 5810(c)(3)(D), the Company has been provided a period of 180 calendar days, or until December 26, 2023, in which to regain compliance with the MVPHS Requirement.

On June 30, 2023, in response to Nasdaq’s May 18, 2023 Notice, the Company submitted a plan to Nasdaq to regain compliance with the PHS Requirement.

On July 18, 2023, the Company received a determination letter from Nasdaq advising it that the Nasdaq Staff has accepted the Company’s plan to regain compliance with the PHS Requirement provided that, on or before November 14, 2023, the Company must file with the SEC and Nasdaq a public document containing its current total shares outstanding and a beneficial ownership table in accordance with the SEC Proxy Rules. If the Company fails to file such public document by November 14, 2023, the Company may receive a notice that its securities will be delisted. In that case, the Company will have the opportunity to appeal that decision to a Listing Qualifications Panel.

On August 21, 2023, the Company held an annual meeting of stockholders’ at which the shareholders approved the following proposals:

(1)	A proposal to amend the Company’s Charter, as follows: (a) to modify the terms and extend the Combination Period to November 16, 2024, provided that the Company deposits into the Trust Account an amount equal to $0.10 per outstanding Public Share for each three-month extension commencing on November 17, 2023 by revising paragraph E of Article Sixth of the Charter; (b) to eliminate the requirement to maintain $5,000,001 of net tangible book value prior to or upon consummation of a Business Combination by eliminating such requirement set forth in paragraph D of Article Sixth of the Charter; and (c) to permit prior to a Business Combination the issuance of common stock or securities convertible into common stock or the issuance of securities which vote as a class with the common stock on a business combination by eliminating the restrictions on such issuances set forth in paragraph G of Article Sixth of the Charter;

(2)	A proposal to remove the restriction proscribing the Company from consummating an initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau);

(3)	A proposal to elect two (2) directors to serve until the 2026 annual meeting and until their respective successors have been duly elected and qualified or until his or her earlier resignation, removal or death; and

(4)	A proposal to ratify the appointment of UHY LLP, as our independent registered public accounting firm for the year ending December 31, 2023.

On August 21, 2023, the Company filed the third amendment to the Charter in connection with the annual meeting.

On September 13, 2023, the Company entered into four separate vendor liability conversion agreements (the “Vendor Liability Conversion Agreements”) with four of the Company’s vendors. Pursuant to the Vendor Liability Conversion Agreements, an aggregate of $1,800,000 of the service fees due to the vendors have been converted into an aggregate of 450,000 shares Company’s Common Stock based upon a conversion price of $4.00 per share. Accordingly, the Company satisfied aggregate vendor liabilities of $1,800,000 in exchange for the issuance of 450,000 shares of Common Stock.

On February 15, 2023, the Company issued a non-interest bearing, unsecured promissory note in the aggregate principal amount of $300,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor loaned the Company an aggregate amount of $300,000 that is due and payable upon the Company’s consummation of an initial Business Combination with a target business. The Note would either be paid upon consummation of the Company’s initial Business Combination, or, at the Sponsor’s discretion, converted into private units at a price of $10.00 per unit. On September 13, 2023, as approved by the Company’s audit committee, the Company entered into the Note Conversion Agreement with the Sponsor, to convert the Note into 75,000 shares of the Company’s Common Stock. Accordingly, the Company satisfied the Note in exchange for the issuance of 75,000 shares of Common Stock. The Company determined the $4.00 per share approximates the fair value of the Common Stock as the shares being issued are restricted as such no gain or loss was recognized on settlement of the liability.

Pursuant to the Vendor Liability Conversion Agreements and the Note Conversion Agreement, the vendors and the Sponsor have (i) one demand registration of the sale of such shares at the Company’s expense, and (ii) unlimited “piggyback” registration rights, both for a period of five (5) years after the closing of the Company’s initial Business Combination at the Company’s expense.

On October 23, 2023, the Company received an approval from the Nasdaq Listing Qualifications Department of the Nasdaq that the Company’s application to transfer the listing of its Common Stock, units and rights from The Nasdaq Global Market to The Nasdaq Capital Market has been approved. The Common Stock, units and rights were transferred to The Nasdaq Capital Market at the opening of business on October 27, 2023. Common stock, units and rights continue to trade under the symbols “MCAG,” “MCAGU” and “MCAGR,” respectively and trading of its Common Stock, units and rights were unaffected by this transfer. The Nasdaq Capital Market operates in substantially the same manner as The Nasdaq Global Market, and listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.

On October 30, 2023, the Company issued an unsecured promissory note in the aggregate principal amount up to $400,000 to the Company’s Sponsor. Pursuant to the note, the Sponsor agreed to loan to the Company an aggregate amount up to $400,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial Business Combination with a target business, or (ii) the date the Company liquidates if a Business Combination is not consummated. The note does not bear interest. In the event that the Company does not consummate a Business Combination, the note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the note will be used by the Company for working capital purposes.

On November 9, 2023, the Company received a notice from Nasdaq stating that the staff determined that the Company met all the continued listing standards to phase down, including the $35,000,000 MVLS standard for The Nasdaq Capital Market. Accordingly, the Company has regained compliance with the Rule and this matter is now closed.

On April 3, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “2024 Note”) to the Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the Note will be used by the Company for working capital purposes.

On April 19, 2024, as approved by the Company’s audit committee, the Company entered into a note conversion agreement (the “Note Conversion Agreement”) with the Sponsor, to convert the Principal Amount due under the Notes into 150,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). Accordingly, the Company satisfied the Notes in exchange for the issuance of 150,000 shares of Common Stock. Pursuant to the Note Conversion Agreement, the Sponsor has (i) one demand registration of the sale of such shares at the Company’s expense, and (ii) unlimited “piggyback” registration rights, both for a period of five (5) years after the closing of the Company’s initial business combination at the Company’s expense.

On April 30, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the Note will be used by the Company for working capital purposes.

On May 2, 2024, the Company issued a press release announcing that it had entered into a non-binding term sheet, dated April 26, 2024, with Cubebio Co., Ltd., a Korea-based company (“Cubebio”), for a proposed business combination through which Cubebio plans to become a public company with its securities listed on The Nasdaq Stock Market (“Nasdaq”).

On November 15, 2023, February 15, 2024 and May 15, 2024 the Company deposited $51,932 to the Trust Account on each date, extending the Combination Period from November 16, 2023 to August 16, 2024.

On December 13, 2023, the Company received a notice from Nasdaq stating that the Company’s listed securities failed to comply with the $35,000,000 MVLS requirement for continued listing on The Nasdaq Capital Market in accordance with Nasdaq Listing Rule 5550(b)(2) based upon the Company’s MVLS for the 30 consecutive business days prior to the date of the notice. The notice has no immediate effect on the listing of the Company’s securities on Nasdaq and in accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided a period of 180 calendar days, or until June 10, 2024, in which to regain compliance. In order to regain compliance, the MVLS of the Company must close at $35,000,000 or more for a minimum of ten consecutive business days during this 180-day period.

On April 30, 2024, UHY Advisors/UHY LLP has agreed to extinguish a total of $179,035 of liabilities (including $22,092 outstanding principal amount of the note) to UHY Advisors/UHY LLP and all interest accrued of $6,989 for a settlement amount of $160,000.

On June 5, 2024, the Company received a notification letter from Nasdaq stating that for the last 10 consecutive business days, from May 21, 2024 to June 4, 2024, the Company’s MVLS has been $35,000,000 or greater. Accordingly, the Company has regained compliance with the MVLS Rule and this matter is now closed.

As disclosed in a Form 12b-25 Notification of Late Filing filed by the Company on April 2, 2024, the Company is delayed in filing its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) with the U.S. Securities and Exchange Commission (the “SEC”). Also as disclosed in a Form 12b-25 Notification of Late Filing filed by the Company on May 15, 2024, the Company is delayed in filing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Form 10-Q”) with the SEC. On July 18, 2024, the Company received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the Company is delinquent in filing its Form 10-K and Form 10-Q, the Company no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”), which requires companies with securities listed on Nasdaq to timely file all required periodic reports with the SEC. The Notice has no immediate effect on the listing or trading of the Company’s common stock, units or rights on the Nasdaq Capital Market. In accordance with Nasdaq’s listing rules, the Company has 60 calendar days, or until September 2, 2024, after the Notice to submit a plan of compliance (the “Plan”) to Nasdaq addressing how the Company intends to regain compliance with Nasdaq’s listing rules, and Nasdaq has the discretion to grant the Company up to 180 calendar days from the due date of the Form 10-K, or October 14, 2024, to regain compliance. The Company intends to file the Form 10-K and the Form 10-Q or to submit a compliance plan to Nasdaq and take the necessary steps to regain compliance with Nasdaq’s listing rules as soon as practicable, but in any case such plan to be submitted prior to September 2, 2024. While the Company can provide no assurances as to timing, the Company will continue to work diligently to complete and file the Form 10-K and the Form 10-Q as soon as practicable. On September 11, 2024, the Company received a letter from Nasdaq that stated based on the August 26, 2024 filing of the Company’s Form 10-K for the year ended December 31, 2023, the Staff has determined the Company complies with the Listing Rule and that the matter is now closed. On September 13, 2024, the Company filed the Q1 10-Q with the SEC. Then on September 16, 2024, the Company submitted a letter to Nasdaq setting forth the Company’s plan to regain compliance with the Listing Rule. The Company also requested the Staff to provide an exception, to October 14, 2024, to allow the Company to regain compliance with the Listing Rule.

On August 14, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $500,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $500,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. As of June 30, 2024, there was no outstanding amount under this August 2024 Note.

On November 8, 2024, the Company held an annual meeting of stockholders’ at which the shareholders approved the following proposals:

(1)	A proposal to amend the Company’s Charter, as follows: (a) to modify the terms and extend the Combination Period to November 16, 2025, by revising paragraph E of Article Sixth of the Charter;

(2)	A proposal to elect one (1) director to serve until the 2027 annual meeting and until his successor has been duly elected and qualified or until his earlier resignation, removal or death; and

(3)	A proposal to ratify the appointment of UHY LLP, as our independent registered public accounting firm for the year ending December 31, 2024.

On November 8, 2024, the Company filed the fourth amendment to the Charter in connection with the annual meeting.

The Company’s common stock and public rights were delisted from Nasdaq on November 21, 2024, pursuant to Nasdaq IM-5101-2 which requires that the Company, a special purpose acquisition company, complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement, which, in the case of the Company, was November 12, 2024. The Company did not complete an initial business combination by November 12, 2024 and as a result the Company’s securities were delisted from Nasdaq. The Company’s securities commenced trading on the Over-the-Counter Market on November 21, 2024. As a result the Company could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Business Combination Agreement

On August 29, 2024, the Company entered into that certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and between the Company and Cubebio Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Cubebio”), pursuant to which the following transactions will occur: (1) CHL SPAC Merger Sub, Inc., a corporation to be formed in Delaware (the “SPAC Merger Sub”), will be merged with and into the Company with the Company being the surviving entity (the “SPAC Merger”) as a direct wholly owned subsidiary of Cubebio Holdings Limited, an exempted company to be formed in the Cayman Islands (“PubCo”), and (b) all shareholders of Cubebio shall transfer their respective common shares (the “Cubebio Common Shares”) to CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) to be organized under the laws of Korea (the “Exchange Sub”), in exchange for the right to receive PubCo Ordinary Shares (as defined in the BCA) (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination, PubCo expects the PubCo Ordinary Shares to be listed and traded on The Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the BCA.

Consideration

At the closing of the SPAC Merger (the “Merger Effective Time”), by virtue of the SPAC Merger, each SPAC Share issued and outstanding immediately prior to the Merger Effective Time (except for shares being cancelled pursuant to Section 3.1(b) of the BCA and assuming consummation of the Unit Separation) shall be converted into and shall for all purposes represent only the right to receive one issued, fully paid and non-assessable PubCo Ordinary Share.

At or immediately before the closing of the Business Combination, by virtue of the Share Swap, the right to each Cubebio Common Share held by Swapping Shareholders shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable PubCo Ordinary Shares equal to the Cubebio Exchange Ratio, which shall be an amount obtained by dividing (i) the number of PubCo Ordinary Shares equal to the quotient of the $375,000,000 divided by $10.00 by (ii) the aggregate number of Cubebio Common Shares, the number of Cubebio Common Shares subject to such Cubebio Options and the number of Cubebio Common Shares subject to such Cubebio Warrants outstanding immediately prior to the Merger Effective Time.

If based on the Cubebio’s audited financial statements for the fiscal year ending December 31, 2026, Cubebio shall have revenues during such fiscal year as reported on such financial statements equal to or greater than $42,700,000 (USD) (the “Revenue Threshold”), then PubCo shall issue as promptly as practicable to each Earnout Recipient, as defined in the BCA, such number of PubCo Ordinary Shares equal to such Earnout Recipient’s Earnout Pro Rata Portion, as defined in the BCA, of 24,500,000 PubCo Ordinary Shares (the “Earnout Shares”). Until properly issued, no Company Shareholder shall have any rights to the Earnout Shares, including voting rights or rights to dividends, interest payments or other distributions of any kind made in respect of the Earnout Shares. In the event that the Revenue Threshold is not achieved, none of the Earnout Shares shall be issued and no party shall have any claim to any Earnout Shares not issued.

The Closing

The Company and Cubebio have agreed that the closing of the Business Combination (the “Closing”) shall occur no later than the date that is the earlier of (i) May 15, 2025 or (ii) the date by which the Company must consummate its initial business combination under its Governing Documents, which may be amended pursuant to Section 8.2 of the BCA, which provides that if, on or before October 1, 2024, the Proxy Clearance Date has not occurred, and BCA has not otherwise been terminated in accordance with its terms, the Company shall promptly prepare and file with the SEC a proxy statement pursuant to which it will seek approval to extend the time period for SPAC to consummate its initial business combination under its Governing Documents for up to six (6) months to at least May 15, 2025, at the sole option of the Company, unless the closing of such business combination has been consummated (the “Outside Date”).

Representations and Warranties

In the BCA, Cubebio makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the BCA) relating to, among other things: (a) proper corporate existence and power of Cubebio and its subsidiaries (together, the “Cubebio Parties”) and similar corporate matters; (b) subsidiaries of Cubebio, (c) capitalization, (d) authorization, execution, delivery and enforceability of the BCA and other Transaction Agreements; (c) consents, required approvals and non-contravention; (d) financial statements, (e) liabilities, (f) absence of certain events, (g) litigation, (h) employee benefits, (i) labor matters, (j) title to properties, (k) taxes, (l) environmental matters, (m) brokers and third party expenses, (n) intellectual property, (o) material contracts, (p) insurance, (q) interested party transactions, (r) information supplied, (s) anti-bribery and anti-corruption compliance, (t) international trade, sanctions and anti-money laundering matters (u) board approval and shareholder vote, (v) Cubebio’s products and (w) disclaimer of other representations and warranties.

The Company also makes certain representations and warranties relating to, among other things: (a) organization, qualification and standing; (b) capitalization, (c) authorization, execution, delivery and enforceability of the BCA and other Transaction Documents; (c) consents and non-contravention, (d) approvals, (e) MCAG SEC reports and financial statements (f) absence of certain events, (g) litigation, (h) business activities, (i) MCAG contracts, (j) MCAG listing, (k) trust account, (l) taxes, (m) information supplied, (n) employee benefits, (o) board approval and shareholder vote, (p) Investment Act and JOBS Act, (q) affiliate transactions, (r) brokers and (s) disclaimer of other representations and warranties.

Our Competitive Advantages

Dr. Suying Liu, our Chairman, Chief Executive Officer and Chief Financial Officer has accumulated broad industry expertise and transaction experience from investing in and operating diverse businesses.

In November 2019, Dr. Suying Liu co-founded Mountain Crest Acquisition Corp (“MCAC”), a special purpose acquisition company incorporated for the purposes of effecting a business combination. Dr. Liu served as the Chairman and Chief Executive Officer of MCAC. MCAC completed its initial public offering in June 2020, in which it sold 5,749,800 units, each consisting of one share of MCAC common stock and one right to receive one-tenth (1/10) of a share of common stock upon the consummation of an initial business combination, for an offering price of $10.00 per unit, generating aggregate proceeds of $57,498,000. On October 1, 2020, MCAC announced that it had entered into a definitive agreement with Playboy Enterprises, Inc. (“Playboy”), owner of one of the largest and most recognizable lifestyle brands in the world. On February 9, 2021, MCAC announced that in a special meeting of stockholders held on the same day, its stockholders voted to approve its proposed business combination with Playboy. The business combination was closed on February 10, 2021. As part of the consummation of the business combination, MCAC changed its name to “PLBY Group, Inc.” The combined company began trading on February 11, 2021, on Nasdaq Global Market under the new ticker symbol “PLBY”.

In July 2020, Dr. Suying Liu co-founded Mountain Crest Acquisition Corp. II (“MCAD”), a special purpose acquisition company incorporated for the purposes of effecting a business combination. Dr. Liu served as the Chairman and Chief Executive Officer of MCAD. MCAD completed its initial public offering in January 2021, in which it sold 5,750,000 units, each consisting of one share of MCAD common stock and one right to receive one-tenth (1/10) of a share of common stock upon the consummation of an initial business combination, for an offering price of $10.00 per unit, generating aggregate proceeds of $57,500,000. On April 7, 2021, MCAD announced that it had entered into a definitive agreement with Better Therapeutics, Inc. (“Better”), an innovative platform for the development of prescription digital therapeutics for the treatment of diabetes, heart disease, and other cardiometabolic conditions. On October 27, 2021, MCAD announced that in a special meeting of stockholders held on the same day, its stockholders voted to approve its proposed business combination with Better. The business combination was closed on October 28, 2021. As part of the consummation of the business combination, MCAD changed its name to “Better Therapeutics, Inc.” The combined company began trading on October 29, 2021, on Nasdaq Capital Market under the new ticker symbol “BTTX”.

In March 2021, Dr. Suying Liu founded Mountain Crest Acquisition Corp. III (“MCAE”), a special purpose acquisition company incorporated for the purposes of effecting a business combination. Dr. Liu serves as the Chairman, the Chief Executive Officer, and the Chief Financial Officer of MCAE. MCAE completed its initial public offering in June 2021, in which it sold 5,417,193 units, each consisting of one share of MCAE common stock and one right to receive one-tenth (1/10) of a share of common stock upon the consummation of an initial business combination, for an offering price of $10.00 per unit, generating aggregate proceeds of $54,171,930. On February 17, 2023, MCAE announced that in a special meeting of stockholders held on February 7, 2023, its stockholders voted to approve its proposed business combination with ETAO International Group (“ETAO”). The business combination was closed on February 17, 2021. As part of the consummation of the business combination, MCAE merged with and into ETAO International Co., Ltd., a Cayman Islands exempted company (“PubCo”), a wholly owned subsidiary of the MCAE, with PubCo being the surviving corporation in such merger (the “Redomestication Merger”) and (2) ETAO merged with and into Merger Sub, a wholly owned subsidiary of PubCo, with ETAO as the surviving corporation in such merger (the “Acquisition Merger”). After giving effect to both the Redomestication Merger and the Acquisition Merger, ETAO became a wholly owned subsidiary of PubCo. The combined company began trading on February 21, 2023, on Nasdaq Capital Market under the new ticker symbol “ETAO”.

Further, in March 2021, Dr. Suying Liu founded Mountain Crest Acquisition Corp. IV (“MCAF”), a special purpose acquisition company incorporated for the purposes of effecting a business combination. Dr. Liu serves as the Chairman, the Chief Executive Officer, and the Chief Financial Officer of MCAF. MCAF completed its initial public offering in July 2021, in which MCAF sold 5,750,000 units, each consisting of one share of MCAF common stock and one right to receive one-tenth (1/10) of a share of common stock upon the consummation of an initial business combination, for an offering price of $10.00 per unit, generating aggregate proceeds of $57,500,000. On April 30, 2022, MCAF entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among MCAF, CH AUTO Inc., a Cayman Islands exempted company (“Pubco”), Ch-Auto Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pubco (“Merger Sub”) and CH-Auto Technology Corporation Ltd., a company organized under the laws of the People’s Republic of China (the “CH Auto”), pursuant to which, among other things, the Company, Pubco, Merger Sub and CH Auto intend to effect a merger of Merger Sub with and into the Company whereby the Company will be the surviving corporation and a wholly owned subsidiary of Pubco in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware. In connection with the aforementioned merger, the name of the surviving entity shall be changed to CH Autotech USA, Inc. Following the merger, Pubco expects its ordinary shares to be traded on the Nasdaq Stock Market. On March 28, 2024, MCAF, Pubco, Merger sub and CH Auto closed their Business Combination pursuant to the Merger Agreement.

Our Board of Directors and Management

Our board of directors and management consist of experienced deal makers, operators, and investors.

Dr. Suying Liu has been our Chairman, Chief Executive Officer and Chief Financial Officer since April 2021. Dr. Liu was a director of PLBY Group, Inc. (Nasdaq: PLBY) from the closing of its business combination with Mountain Crest Acquisition Corp (Nasdaq: MCAC) in February 2021 until August 2021, and he served as the Chairman and Chief Executive Officer of MCAC between November 2019 and February 2021. He was a director of Better Therapeutics Inc. (Nasdaq: BTTX) since it closed its business combination with Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) in October 2021 until April 2023, and he served as the Chairman and Chief Executive Officer of MCAD between July 2020 and October 2021. He was also a director of Etao International Co., Ltd. (Nasdaq: ETAO) since it closed its business combination with Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) in February 2023 until March 2023, and he served as the Chairman and Chief Executive Officer, and Chief Financial Officer of MCAE between March 2021 and February 2023. He has been a director of CH AUTO Inc. since it closed its business combination with Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) in March 2024, and he served as the Chairman, Chief Executive Officer, and Chief Financial Officer of MCAF between March 2021 and March 2024. He served as the Head of Corporate Strategy of Hudson Capital Inc.

(Nasdaq: HUSN) between May 2020 and September 2020, where he led the company’s strategic development for both general operations and specific growth areas. Between November 2018 and April 2020, Dr. Liu served as the Chief Strategist of Mansion Capital LLC, a privately-held real estate investment firm. Prior to joining Mansion Capital, Dr. Liu was an investment strategist at J.P. Morgan Chase & Co. from July 2015 to October 2018, providing investment strategies to major Wall Street institutions spanning private equity, hedge funds and insurance companies. Dr. Liu began his career in academia, teaching a variety of degree programs from bachelor’s to executive education at Washington University Olin Business School between January 2013 and May 2015 while completing his doctoral studies, for which he received a PhD in finance in May 2015. Dr. Liu obtained a master’s in finance in December 2012 and his BA in economics and mathematics summa cum laude in May 2010 from Washington University in St. Louis.

Mr. Nelson Haight has been a member of our board of directors since April 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021. Mr. Haight served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 to February 2023. He also served as a member of the board of directors of Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) between March 2021 and March 2024. A veteran in the oil and gas industry with over 30 years of professional experience, Mr. Haight currently serves as Senior Vice President, Chief Financial Officer and Treasurer for Key Energy Services, Inc., which he joined in June 2020. From September 2019 to June 2020, Mr. Haight was the interim Chief Financial Officer for Element Markets, LLC, an environmental commodities firm. From November 2018 to June 2019, Mr. Haight was the interim Chief Financial Officer for Epic Companies, LLC, a family office backed oilfield service company. Epic Companies filed for bankruptcy in August 2019. Between July 2017 and September 2018, Mr. Haight was the Chief Financial Officer of Castleton Resources, LLC, a privately held exploration and production company. From December 2011 to July 2017, Mr. Haight served in various capacities from Vice President to Chief Financial Officer at Midstates Petroleum Company, Inc., an exploration and production company founded in 1993 and focused on the application of modern drilling and completion techniques to oil/liquids-prone resources in previously discovered yet underdeveloped hydrocarbon trends. In 2015, Mr. Haight led the team that raised $625 million in new capital for Midstates Petroleum. Midstates Petroleum filed for Chapter 11 bankruptcy in April 2016, and Mr. Haight was instrumental in its successful reorganization and emergence from bankruptcy in October 2016. Mr. Haight received an MPA and BBA from the University of Texas at Austin in May 1988 and is a Certified Public Accountant and member of the American Institute of Certified Public Accountants.

Dr. Todd Milbourn has been a member of our board of directors since April 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021. Dr. Milbourn served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 to February 2023. He also served as a member of the board of directors of Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) between March 2021 and March 2024. Dr. Milbourn is the Vice Dean and Hubert C. and Dorothy R. Moog Professor of Finance at Washington University Olin Business School, where he has researched and built academic programs in the areas of corporate finance, executive compensation and credit ratings since June 2000. With expertise on valuation, corporate finance, corporate governance, executive compensation and corporate risk-taking, Dr. Milbourn has been retained as an expert by private firms as well as the U.S. Department of Justice in cases related to fair rates of return, breach of contract damages and executive compensation programs, among others. Dr. Milbourn is also the Director and Chair of the Audit Committee of the Xanthus Fund at Oppenheimer, an asset management company with over 1,000 financial advisors and more than $90 billion assets under administration. Dr. Milbourn obtained his PhD in finance from Indiana University Kelly School of Business in December 1995 and BA in economics and mathematics from Augustana College in May 1991.

Mr. Wenhua Zhang has been a member of our board of directors since April 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021. Mr. Zhang served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 to February 2023. He also served as a member of the board of directors of Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) between March 2021 and March 2024. Mr. Zhang has been a Partner at Azia Capital Fund LP, a private investment firm, since October 2014. Mr. Zhang began his career in the financial industry as the Vice President of Equity Research in the technology, media and telecom sector with T. Rowe Price from August 2001 to May 2008, and later joined Bain Capital as Director of the Brookside Fund, a long short equity investments fund, between July 2008 and December 2010. From February 2011 to August 2012, Mr. Zhang was Senior Vice President and Portfolio Manager at Harvard Management Company, a wholly owned subsidiary of Harvard University charged with managing the university’s endowment assets, and then as Partner and Portfolio Manager at Newport Asia LLC between October 2012 and October 2014, investing in Asia’s high-growth companies on behalf of clients from institutions, endowments, and family offices. Mr. Zhang received an MBA with dual majors in finance and technology innovation from the Wharton School at the University of Pennsylvania in May 2001.

Acquisition Strategy

Our goal is to identify and acquire a business with untapped opportunity for building a public company. We believe that our management’s and directors’ experiences, from evaluating assets through investing and company building, will enable us to source and execute a business combination with high-quality targets. Our selection process will leverage the relationships of our board with leading venture capitalists, private equity and hedge fund managers, respected peers, and our network of investment banking executives, attorneys, and accountants. Together with this network of trusted partners, we intend to capitalize the target business and create purposeful strategic initiatives in order to achieve attractive growth and performance after our initial business combination.

In particular, we intend to focus our search for an initial business combination on private companies in North America and Asia Pacific regions (excluding China) that have positive operating cash flow or compelling economics and clear paths to positive operating cash flow, significant assets, and successful management teams that are seeking access to the U.S. public capital markets. We shall not undertake our initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau). Our selection process is expected to leverage our board’s deep and broad network of relationships, industry expertise and deal sourcing capabilities to provide us with a strong pipeline of potential targets. We expect to distinguish ourselves with our ability to:

●	Leverage our Extensive Network of Relationships to Create a Unique Pipeline of Acquisition Opportunities. We believe the combination of our sponsor’s experience in structuring complex transactions and our ability to access the network of relationships of our board with family offices, corporate executives, founders, family-owned businesses and private equity firms, will enable us to identify and evaluate suitable target businesses in the areas that we deem appropriate.

●	Employ Rigor to the Process of Identifying Target Companies and Acquiring a Business that Will be Well-Received by the Public Markets. We believe our board’s strong transaction track record, together with their experience in investing in both the private and public markets, will provide a distinct advantage for identifying, valuing and completing a business combination that will meet our investors’ expectations.

●	Capitalize on Our Strategic Position Bridging High-Quality North American Production and Extensive Asian Consumer Demand. We believe the access that our board has to North American private companies producing quality products but lacking distribution, especially to Asian consumers, presents an enormous opportunity when we bring such market channels to these potential business combination targets. Our sponsor’s relationships with Asian consumer markets will allow us to create further synergies with target companies in addition to expanded capital and production capacities.

Investment Criteria

We intend to focus on companies that possess under-researched and underappreciated asset(s) poised for significant growth once capitalized.

Consistent with our strategy, we have identified the following criteria to evaluate prospective target businesses. Although we may decide to enter into our initial business combination with a target business that does not meet the criteria described below, it is our intention to acquire companies that we believe:

●	have a scientific or other competitive advantage in the markets;

We intend to seek target companies that have significant competitive advantages and underexploited expansion opportunities that can benefit from access to additional capital as well as our industry relationships and expertise.

●	are ready to be public, with strong management, corporate governance and reporting policies in place;

We will seek to identify companies with strong and experienced public-ready management teams. Specifically, we will look for management teams that have a proven track record of value creation for their stockholders. We will seek to partner with a potential target’s management team and expect that the operating and investment abilities of our executive team and board will complement their own capabilities.

●	will likely be well received by public investors and are expected to have good access to the public capital markets;

We believe that there are a substantial number of potential target businesses with appropriate valuations that can benefit from a public listing and new capital for growth to support significant revenue and earnings growth.

●	are private equity fund portfolio companies or entities held by non-traditional investors in North America, especially in the U.S.;

According to Pitchbook Data, Inc., U.S. private equity funds raised more than $1.8 trillion from 2006 through 2016 in over 2,700 different funds. As they seek liquidity, particularly in older-vintage portfolios, we believe that there will be a considerable number of portfolio companies available for sale from these private equity firms in the coming years that would benefit from public listings. Additionally, non-traditional control investors such as financial institutions, banks, non-bank lenders, or hedge funds, who do not typically hold and manage private operating assets, may be anxious to divest their non-core holdings. In the event that those types of investors are liquidating or experiencing other pressures, they may need to divest certain holdings.

●	have significant embedded and/or underexploited growth opportunities that our team is uniquely positioned to identify and monetize;

We intend to seek target companies that have significant and underexploited expansion opportunities. This can be accomplished through a combination of accelerating organic growth and finding attractive add-on acquisition targets. Our management team has significant experience in identifying such targets and in helping target management assess the strategic and financial fit. Similarly, our management has the expertise to assess the likely synergies and a process to help a target integrate acquisitions.

●	exhibit unrecognized value or other characteristics that we believe have been misevaluated by the market;

We will seek target companies which exhibit value or other characteristics that we believe have been overlooked or misevaluated by the marketplace based on our company-specific analyses and due diligence. For a potential target company, this process will include, among other things, a review and analysis of the company’s capital structure, quality of current or future earnings, corporate governance, customers, material contracts, and the industry and trends. We intend to leverage the operational experience and disciplined investment approach of our team to identify opportunities to unlock value that our experience in complex situations allows us to pursue.

●	will offer attractive risk-adjusted equity returns for our stockholders.

We intend to seek to acquire a target on terms and in a manner that leverage our capital markets and transaction management experience. We expect to evaluate a company based on its potential to successfully commercialize its product(s), both new and under development. We also expect to evaluate financial returns based on opportunities for follow-on acquisitions and other value-creation initiatives. Potential upside, for example, from the growth in the target business’s earnings or an improved capital structure will be weighed against any identified downside risks.

Effecting Our Initial Business Combination

We will have time until November 16, 2025 to consummate our initial business combination, provided that the Company deposits into the Trust Account an amount equal to $0.10 per outstanding Public Share for each three-month extension commencing on May 16, 2024. If we are unable to consummate our initial business combination within such time period, we will, as promptly as possible but not more than ten business days thereafter, redeem 100% of our outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not previously released to us to pay our taxes, and then seek to dissolve and liquidate. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public stockholders. In the event of our dissolution and liquidation, the private units will expire and will be worthless.

We will either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose, at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), in each case subject to the limitations described herein. The decision as to whether we will seek stockholder approval of our proposed business combination or allow stockholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek stockholder approval. Any tender offer documents used in connection with a business combination will contain substantially the same financial and other information about the initial business combination as is required under the SEC’s proxy rules.

The initial per public share redemption or conversion price will be $10.00 per share, regardless of whether the over-allotment option is exercised. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public stockholders.

Pursuant to the rules of the Nasdaq Stock Market, our initial business combination must occur with one or more target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the trust account), which we refer to as the 80% test, at the time of the agreement to enter into the initial business combination. Therefore, the fair market value of the target business will be calculated prior to any conversions of our shares in connection with a business combination and therefore will be a minimum of $53,544,000 in order to satisfy the 80% test. While the fair market value of the target business must satisfy the 80% test, the consideration we pay the owners of the target business may be a combination of cash (whether cash from the trust account or cash from a debt or equity financing transaction that closes concurrently with the business combination) or our equity securities. The exact nature and amount of consideration would be determined based on negotiations with the target business, although we will attempt to primarily use our equity as transaction consideration. If our board is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm with respect to the satisfaction of such criteria. We will also obtain a fairness opinion from an independent investment banking firm before consummating a business combination with an entity affiliated with any of our officers, directors or insiders. If we are no longer listed on Nasdaq, we will not be required to satisfy the 80% test.

We anticipate structuring our initial business combination so that the post-transaction company in which our public stockholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-transaction company owns less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or stockholders or for other reasons, but we will only complete such business combination if the post-transaction company owns 50% or more of the outstanding voting securities of the target or otherwise owns a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Even if the post-transaction company owns 50% or more of the voting securities of the target, our stockholders prior to the business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% test.

As more fully discussed in “Management - Conflicts of Interest,” if any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has pre-existing fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. All of our officers and directors currently have certain relevant pre-existing fiduciary duties or contractual obligations.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period until we are no longer an “emerging growth company.”

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the Company’s IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Stockholder Approval of Business Combination

In connection with any proposed business combination, we will either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose at which public stockholders (but not our insiders, officers or directors) may seek to convert their shares of common stock, regardless of whether they vote for or against the proposed business combination, into a portion of the aggregate amount then on deposit in the trust account, or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and therefore avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, in each case subject to the limitations described herein. If we determine to engage in a tender offer, such tender offer will be structured so that each stockholder may tender all of his, her or its shares rather than some pro rata portion of his, her or its shares. The decision as to whether we will seek stockholder approval of a proposed business combination or whether we will allow stockholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek stockholder approval. We anticipate that our business combination could be completed by way of a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar transaction. Stockholder approval will not be required under Delaware law if the business combination is structured as an acquisition of assets of the target company, a share exchange with target company stockholders or a purchase of stock of the target company; however, Nasdaq rules would require us to obtain stockholder approval if we seek to issue shares representing 20% or more of our outstanding shares as consideration in a business combination. A merger of our company into a target company would require stockholder approval under Delaware law. A merger of a target company into our company would not require stockholder approval unless the merger results in a change to our certificate of incorporation, or if the shares issued in connection with the merger exceed 20% of our outstanding shares prior to the merger. A merger of a target company with a subsidiary of our company would not require stockholder approval unless the merger results in a change in our certificate of incorporation; however, Nasdaq rules would require us to obtain stockholder approval of such a transaction if we week to issue shares representing 20% or more of our outstanding shares as consideration.

If a stockholder vote is not required and we do not decide to hold a stockholder vote for business or other legal reasons, we will provide our stockholders with an opportunity to tender their shares to us pursuant to a tender offer pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and we will file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination as is required under the SEC’s proxy rules.

In the event we allow stockholders to tender their shares pursuant to the tender offer rules, our tender offer will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public stockholders not tendering more than a specified number of public shares, which number will be based on the requirement that we may not purchase public shares in an amount that would cause our net tangible assets to be less than any net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. If public stockholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

If, however, stockholder approval of the transaction is required by law or Nasdaq requirements, or we decide to obtain stockholder approval for business or other legal reasons, we will:

●	permit stockholders to convert their shares in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

●	file proxy materials with the SEC.

In the event that we seek stockholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide stockholders with the conversion rights described above upon completion of the initial business combination.

If we seek to consummate an initial business combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the trust account upon consummation of such initial business combination, our net tangible asset threshold may limit our ability to consummate such initial business combination (as we may be required to have a lesser number of shares converted) and may force us to seek third-party financing which may not be available on terms acceptable to us or at all. As a result, we may not be able to consummate such initial business combination and we may not be able to locate another suitable target within the applicable time period, if at all. Public stockholders may therefore have to wait until November 16, 2025 in order to be able to receive a portion of the trust account.

Our insiders, including our officers and directors, have agreed (1) to vote any shares of common stock owned by them in favor of any proposed business combination, (2) not to convert any shares of common stock into the right to receive cash from the trust account in connection with a stockholder vote to approve a proposed initial business combination or a vote to amend the provisions of our certificate of incorporation relating to stockholders’ rights or pre-business combination activity and (3) not to sell any shares of common stock in any tender in connection with a proposed initial business combination.

Depending on how a business combination was structured, any stockholder approval requirement could be satisfied by obtaining the approval of either (i) a majority of the shares of our common stock that were voted at the meeting (assuming a quorum was present at the meeting), or (ii) a majority of the outstanding shares of our common stock.

If we seek stockholder approval of a business combination and if we hold a meeting to approve a proposed business combination and a significant number of stockholders vote, or indicate an intention to vote, against such proposed business combination, we or our insiders or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. No funds from the trust account can be released from the trust account prior to the consummation of a business combination to make such purchases (although such purchases could be made using funds available to us after the closing of a business combination). We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Notwithstanding the foregoing, we or our insiders or their affiliates will not make purchases of shares of common stock if the purchases would violate Sections 9(a)(2) or 10(b) of the Exchange Act or Regulation M, which are rules that prohibit manipulation of a company’s stock, and we and they will comply with Rule 10b-18 under the Exchange Act in connection with any open-market purchases. If purchases cannot be made without violating applicable law, no such purchases will be made. The purpose of such purchases would be to (i) vote such shares in favor of the business combination and thereby increase the likelihood of obtaining stockholder approval of the business combination or (ii) to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our business combination, where it appears that such requirement would otherwise not be met. This may result in the completion of our business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of our common stock may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange. Our insiders anticipate that they may identify the stockholders with whom our insiders or their affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with our initial business combination. To the extent that our insiders or their affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the business combination.

Conversion Rights

At any meeting called to approve an initial business combination, any public stockholder, whether voting for or against such proposed business combination, will be entitled to demand that his or her shares of common stock be converted for a full pro rata portion of the amount then in the trust account (initially $10.00 per share), plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. Alternatively, we may provide our public stockholders with the opportunity to sell their shares of our common stock to us through a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, net of taxes payable.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or hers or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking conversion rights with respect to 20% or more of the shares of common stock sold in our IPO. Such a public stockholder would still be entitled to vote against a proposed business combination with respect to all shares of common stock owned by him or her, or his or her affiliates. We believe this restriction will prevent stockholders from accumulating large blocks of shares before the vote held to approve a proposed business combination and attempt to use the conversion right as a means to force us or our management to purchase their shares at a significant premium to the then current market price. By not allowing a stockholder to convert more than 20% of the shares of common stock sold in our IPO, we believe we have limited the ability of a small group of stockholders to unreasonably attempt to block a transaction which is favored by our other public stockholders.

None of our insiders will have the right to receive cash from the trust account in connection with a stockholder vote to approve a proposed initial business combination or a vote to amend the provisions of our certificate of incorporation relating to stockholders’ rights or pre-business combination activity with respect to any shares of common stock owned by them, directly or indirectly, whether acquired prior to our IPO or purchased by them in our IPO or in the aftermarket.

We may also require public stockholders who wish to convert, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent at any time through the vote on the business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The proxy solicitation materials that we will furnish to stockholders in connection with the vote for any proposed business combination will indicate whether we are requiring stockholders to satisfy such delivery requirements. Accordingly, a stockholder would have from the time the stockholder received our proxy statement through the vote on the business combination to deliver his or her shares if he or she wishes to seek to exercise his or her conversion rights. Under Delaware law and our bylaws, we are required to provide at least 10 days’ advance notice of any stockholder meeting, which would be the minimum amount of time a public stockholder would have to determine whether to exercise conversion rights.

There is a nominal cost associated with the above-referenced delivery process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00 and it would be up to the broker whether or not to pass this cost on to the holder. However, this fee would be incurred regardless of whether or not we require holders to deliver their shares prior to the vote on the business combination in order to exercise conversion rights. This is because a holder would need to deliver shares to exercise conversion rights regardless of the timing of when such delivery must be effectuated. However, in the event we require stockholders to deliver their shares prior to the vote on the proposed business combination and the proposed business combination is not consummated, this may result in an increased cost to stockholders.

The foregoing is different from the procedures used by many blank check companies. Traditionally, in order to perfect conversion rights in connection with a blank check company’s business combination, the company would distribute proxy materials for the stockholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her conversion rights. After the business combination was approved, the company would contact such stockholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the stockholder then had an “option window” after the consummation of the business combination during which he or she could monitor the price of the company’s stock in the market. If the price rose above the conversion price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the conversion rights, to which stockholders were aware they needed to commit before the stockholder meeting, would become a “continuing” right surviving past the consummation of the business combination until the holder delivered its certificate.

The requirement for physical or electronic delivery prior to the meeting ensures that a holder’s election to convert his or her shares is irrevocable once the business combination is approved.

Any request to convert such shares once made may be withdrawn at any time up to the vote on the proposed business combination. Furthermore, if a holder of a public share delivered his or her certificate in connection with an election of their conversion and subsequently decides prior to the vote on the proposed business combination not to elect to exercise such rights, he or she may simply request that the transfer agent return the certificate (physically or electronically).

If the initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their conversion rights would not be entitled to convert their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any shares delivered by public holders.

Liquidation if No Business Combination

If we do not complete a business combination prior to November 16, 2025, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. At such time, the rights will expire and holders of the rights will receive nothing upon a liquidation with respect to such rights, and the rights will be worthless. However, if we anticipate that we may not be able to consummate our initial business combination prior to May 16, 2024, our insiders or their affiliates may, but are not obligated to, extend the Combination Period, pursuant to the terms of our amended and restated certificate of incorporation and the trust agreement entered into between us and Continental Stock Transfer & Trust Company on the date of this annual report on Form 10-K, In the event that they elected to extend the Combination Period and deposited the applicable amount of money into trust, the insiders would receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a business combination unless there are funds available outside the trust account to do so. Such notes would either be paid upon consummation of our initial business combination, or, at the relevant insider’s discretion, converted upon consummation of our business combination into additional private units at a price of $10.00 per unit. Our shareholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of our initial business combination. In the event that we receive notice from our insiders five days prior to the applicable deadline of their intent to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, we intend to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. Our insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for us to complete our initial business combination. To the extent that some, but not all, of our insiders, decide to extend the period of time to consummate our initial business combination, such insiders (or their affiliates or designees) may deposit the entire amount required.

Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our public shares in the event we do not complete our initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the Delaware General Corporation Law, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. It is our intention to redeem our public shares as soon as reasonably possible and within the timeframe set forth in our amended and restated certificate of incorporation, as amended and, therefore, we do not intend to comply with the above procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280 of the Delaware General Corporation Law, Section 281(b) of the Delaware General Corporation Law requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to seeking to complete an initial business combination, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

We will seek to have all third parties (including any vendors or other entities we engage after the Company’s IPO) and any prospective target businesses enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. The underwriters in the Company’s IPO will execute such a waiver agreement. As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders. Nevertheless, there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. In the event that a potential contracted party was to refuse to execute such a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where we may engage a third-party that refused to execute a waiver would be the engagement of a third-party consultant who cannot sign such an agreement due to regulatory restrictions, such as our auditors who are unable to sign due to independence requirements, or whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. There is also no guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust account. Our insiders have agreed that they will be jointly and severally liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below $10.00 per public share, except as to any claims by a third-party who executed a valid and enforceable agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account and except as to any claims under our indemnity of the underwriters of the Company’s IPO against certain liabilities, including liabilities under the Securities Act. Our board of directors has evaluated our insiders’ financial net worth and believes they will be able to satisfy any indemnification obligations that may arise. However, our insiders may not be able to satisfy their indemnification obligations, as we have not required our insiders to retain any assets to provide for their indemnification obligations, nor have we taken any further steps to ensure that they will be able to satisfy any indemnification obligations that arise. Moreover, our insiders will not be liable to our public stockholders and instead will only have liability to us. As a result, if we liquidate, the per-share distribution from the trust account could be less than approximately $10.00 due to claims or potential claims of creditors. We will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount then held in the trust account, inclusive of any interest not previously released to us, (subject to our obligations under Delaware law to provide for claims of creditors as described below).

If we are unable to consummate an initial business combination and are forced to redeem 100% of our outstanding public shares for a portion of the funds held in the trust account, we anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effectuate the redemption of our public shares. Our insiders have waived their rights to participate in any redemption with respect to their insider shares. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment of such expenses. Each holder of public shares will receive a full pro rata portion of the amount then in the trust account, plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us convert their respective shares of common stock upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share redemption or conversion amount received by public stockholders may be less than $10.00.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

Certificate of Incorporation

Our certificate of incorporation contains certain requirements and restrictions that apply to us until the consummation of our initial business combination. If we hold a stockholder vote to amend any provisions of our certificate of incorporation relating to stockholder’s rights or pre-business combination activity (including the substance or timing within which we have to complete a business combination), we will provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, in connection with any such vote. Our insiders have agreed to waive any conversion rights with respect to any insider shares, private shares and any public shares they may hold in connection with any vote to amend our certificate of incorporation. Specifically, our certificate of incorporation provides, among other things, that:

●	prior to the consummation of our initial business combination, we shall either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose at which public stockholders may seek to convert their shares of common stock, regardless of whether they vote for or against the proposed business combination, into a portion of the aggregate amount then on deposit in the trust account, net of taxes payable, or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, net of taxes payable, in each case subject to the limitations described herein;

●	if our initial business combination is not consummated prior to May 16, 2024, or as otherwise set forth in our amended and restated certificate of incorporation, then our existence will terminate and we will distribute all amounts in the trust account to all of our public holders of shares of common stock;

●	we may not consummate any other business combination, merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar transaction prior to our initial business combination; and

●	prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any initial business combination.

Potential Revisions to Agreements with Insiders

Each of our insiders has entered into letter agreements with us pursuant to which each of them has agreed to do certain things relating to us and our activities prior to a business combination. We could seek to amend these letter agreements without the approval of stockholders, although we have no intention to do so. In particular:

●	Restrictions relating to liquidating the trust account if we failed to consummate a business combination in the time-frames specified above could be amended, but only if we allowed all stockholders to redeem their shares in connection with such amendment;

●	Restrictions relating to our insiders being required to vote in favor of a business combination or against any amendments to our organizational documents could be amended to allow our insiders to vote on a transaction as they wished;

●	The requirement of members of the management team to remain our officer or director until the closing of a business combination could be amended to allow persons to resign from their positions with us if, for example, the current management team was having difficulty locating a target business and another management team had a potential target business;

●	The restrictions on transfer of our securities could be amended to allow transfer to third parties who were not members of our original management team;

●	The obligation of our management team to not propose amendments to our organizational documents could be amended to allow them to propose such changes to our stockholders;

●	The obligation of insiders to not receive any compensation in connection with a business combination could be modified in order to allow them to receive such compensation; and

●	The requirement to obtain a valuation for any target business affiliated with our insiders, in the event it was too expensive to do so.

Except as specified above, stockholders would not be required to be given the opportunity to redeem their shares in connection with such changes. Such changes could result in:

●	Our having an extended period of time to consummate a business combination (although with less in trust as a certain number of our stockholders would certainly redeem their shares in connection with any such extension);

●	Our insiders being able to vote against a business combination or in favor of changes to our organizational documents;

●	Our operations being controlled by a new management team that our stockholders did not elect to invest with;

●	Our insiders receiving compensation in connection with a business combination; and

●	Our insiders closing a transaction with one of their affiliates without receiving an independent valuation of such business.

We will not agree to any such changes unless we believed that such changes were in the best interests of our stockholders (for example, if we believed such a modification were necessary to complete a business combination). Each of our officers and directors has fiduciary obligations to us requiring that he or she act in our best interests and the best interests of our stockholders.

Competition

In identifying, evaluating and selecting a target business, we may encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there may be numerous potential target businesses that we could complete a business combination with utilizing the net proceeds of our IPO, our ability to compete in completing a business combination with certain sizable target businesses may be limited by our available financial resources.

The following also may not be viewed favorably by certain target businesses:

●	our obligation to seek stockholder approval of our initial business combination or engage in a tender offer may delay the completion of a transaction;

●	our obligation to convert shares of common stock held by our public stockholders may reduce the resources available to us for our initial business combination;

●	our obligation to pay the deferred underwriting commission to the underwriters upon consummation of our initial business combination;

●	our obligation to either repay working capital loans that may be made to us by our insiders or their affiliates;

●	our obligation to register the resale of the insider shares, as well as the private units (and underlying securities) and any shares issued to our insiders or their affiliates upon conversion of working capital loans; and

●	the impact on the target business’ assets as a result of unknown liabilities under the securities laws or otherwise depending on developments involving us prior to the consummation of a business combination.

Any of these factors may place us at a competitive disadvantage in successfully negotiating our initial business combination. Our management believes, however, that our status as a public entity and potential access to the United States public equity markets may give us a competitive advantage over privately held entities having a similar business objective as ours in connection with an initial business combination with a target business with significant growth potential on favorable terms.

If we succeed in effecting our initial business combination, there will be, in all likelihood, intense competition from competitors of the target business. Subsequent to our initial business combination, we may not have the resources or ability to compete effectively.

Facilities

We currently maintain our principal executive offices at 524 Broadway, 11th Floor, New York, NY 10012. The cost for this space is included in the $10,000 per-month fee payable to Mountain Crest Global Holdings LLC, for office space, utilities and secretarial services. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Employees

We have one executive officer. This individual is not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time he will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. We do not intend to have any full time employees prior to the consummation of our initial business combination.

Legal Proceedings

There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 10 years preceding the date of this proxy statement/prospectus on Form F-4.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF MOUNTAIN CREST

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Special Note Regarding Forward-Looking Statements,” “Item 1A. Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company formed under the laws of the State of Delaware on April 8, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses. We intend to effectuate our Business Combination using cash from the proceeds of the Initial Public Offering and the sale of the Private Units, our capital stock, debt or a combination of cash, stock and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a Business Combination will be successful.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from April 8, 2021 (inception) through June 30, 2024 were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2024, we had a net loss of $64,591, which consists of operating costs of $145,218, interest expenses of $347 and provision for income taxes of $20,115, offset by interest income on investment held in the Trust Account of $75,065 and forgiveness of debt of $26,024.

For the three months ended June 30, 2023, we had a net loss of $206,112, which consists of general and administrative expenses of $322,349, interest expense of $2,052 and provision for income taxes of $30,159, offset by interest earned on investments held in the Trust Account of $148,448.

For the six months ended June 30, 2024, we had a net loss of $90,128, which consists of operating costs of $228,987, interest expenses of $1,402 and provision for income taxes of $34,413, offset by interest income on investment held in the Trust Account of $148,650 and forgiveness of debt of $26,024.

For the six months ended June 30, 2023, we had a net loss of $249,448, which consists of general and administrative expenses of $540,579, interest expense of $2,052 and provision for income taxes of $72,662, offset by interest earned on investments held in the Trust Account of $365,845.

Liquidity and Capital Resources

On November 16, 2021, we consummated the Initial Public Offering of 6,000,000 Units and, with respect to the shares of Common Stock included in the Units sold, the Public Shares at $10.00 per Unit, generating gross proceeds of $60,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 205,000 Private Units at a price of $10.00 per Private Unit in a private placement to the Sponsor generating gross proceeds of $2,050,000.

On November 18, 2021, the underwriters fully exercised their over-allotment option, resulting in an additional 900,000 Units issued for an aggregate amount of $9,000,000. In connection with the underwriters’ full exercise of their over-allotment option, the Company also consummated the sale of an additional 18,000 Private Units at $10.00 per Private Unit, generating total proceeds of $180,000. A net total of $9,000,000 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $69,000,000.

Following the full exercise of the over-allotment option, and the sale of the Private Units, a total of $69,000,000 was placed in the Trust Account. We incurred transactions costs amounting to $5,090,361 consisting of $1,380,000 of underwriting fees, $2,070,000 of deferred underwriting fees and $1,640,361 of other offering costs.

For the six months ended June 30, 2024, cash used in operating activities was $488,261. Net loss of $90,128 was affected by interest earned on investments held in the Trust Account of $148,650 and forgiveness of debt of $26,024. Changes in operating assets and liabilities used $224,861 of cash for operating activities.

For the six months ended June 30, 2023, cash used in operating activities was $268,196. Net loss of $249,448 was affected by interest earned on investments held in the Trust Account of $365,845. Changes in operating assets and liabilities provided $347,097 of cash for operating activities.

As of June 30, 2024, we had marketable securities held in the Trust Account of $5,865,909 (including $436,351 of interest income) consisting of money market funds with a maturity of 185 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through June 30, 2024, we have not withdrawn any of the interest earned on the Trust Account.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2024, we had cash of $21,087 held outside the Trust Account for general working capital purposes. In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment.

On February 15, 2023, the Company issued a non-interest bearing, unsecured promissory note in the aggregate principal amount of $300,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor loaned the Company an aggregate amount of $300,000 that is due and payable upon the Company’s consummation of an initial Business Combination with a target business. The Note will either be paid upon consummation of the Company’s initial Business Combination, or, at the Sponsor’s discretion, converted upon consummation of the Company’s Business Combination into private units at a price of $10.00 per unit. The loan will be forgiven, except to the extent of any funds held outside of the trust account, by the Sponsor or its affiliates if the Company is unable to consummate an initial Business Combination during the Combination Period. On May 16, 2023, the Company and the Sponsor entered into an amendment to the Note, pursuant to which the Note and the forgiveness term was extended from May 16, 2023 to November 16, 2024. On September 13, 2023, as approved by the Company’s audit committee, the Company entered into a note conversion agreement with the Sponsor, to convert the Note into 75,000 shares of the Company’s Common Stock. Accordingly, the Company satisfied the Note in exchange for the issuance of 75,000 shares of Common Stock.

On March 31, 2023, the Company and UHY Advisors/UHY LLP, the Company’s independent registered public accounting firm, entered into an unsecured promissory note for services rendered and unpaid in the principal sum of One Hundred Eight Thousand One Dollars and Ninety Cents ($108,001), plus interest applied monthly on any un-paid balance at the rate of eight (8%) percent per year until such sum is fully paid. On August 21, 2023, the Company and UHY Advisors/UHY LLP extended the due date of promissory note to October 31, 2023. If $102,877 is paid in full on this promissory note no later than October 31, 2023, all accrued finance charges on this promissory note will be forgiven. The promissory note is payable by the Company in advance without penalty. $5,125 of the balance was waived as agreed with UHY LLP. On November 6, 2023, the Company and UHY Advisors/UHY LLP further amended the promissory note by reducing the unpaid principal sum to $58,001 and extending the due date of the promissory note to January 31, 2024. On April 30, 2024, UHY Advisors/UHY LLP has agreed to extinguish a total of $179,035 of liabilities to UHY Advisors/UHY LLP and all interest accrued of $6,989 for a settlement amount of $160,000. As of June 30, 2024, there was $0 outstanding under this note. $0 of interest was accrued through June 30, 2024 which is presented as interest payable in the accompanying balance sheets.

On May 16, 2023, the Company and the Sponsor entered into an amendment to the Note, pursuant to which the Note and the forgiveness term was extended from May 16, 2023 to November 16, 2024. On September 13, 2023, as approved by the Company’s audit committee, the Company entered into a note conversion agreement (the “Note Conversion Agreement”) with the Sponsor, to convert the Note into 75,000 shares of the Company’s Common Stock. Accordingly, the Company satisfied the Note in exchange for the issuance of 75,000 shares of Common Stock (Note 6).

On October 30, 2023, the Company issued an unsecured promissory note in the aggregate principal amount up to $400,000 (the “2023 Note”) to the Company’s Sponsor. Pursuant to the 2023 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $400,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the 2023 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial Business Combination with a target business, or (ii) the date the Company liquidates if a Business Combination is not consummated. The 2023 Note does not bear interest. In the event that the Company does not consummate a Business Combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the 2023 Note will be used by the Company for working capital purposes.

On April 3, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “2024 Note” and together with the 2023 Note, the “Notes”) to the Sponsor. Pursuant to the 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the 2024 Note will be used by the Company for working capital purposes.

On April 19, 2024, as approved by the Company’s audit committee, the Company entered into a note conversion agreement (the “Note Conversion Agreement”) with the Sponsor, to convert the Principal Amount due under the Notes into 150,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) (See Note 6).

As of June 30, 2024 and December 31, 2023, there were $0 and $200,000 outstanding amounts under the Notes, respectively.

On April 30, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “April 2024 Note”) to the Sponsor. Pursuant to the April 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the April 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The April 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the April 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the April 2024 Note will be used by the Company for working capital purposes. As of June 30, 2024, there was $250,000 outstanding amounts under this April 2024 Note.

On August 14, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $500,000 (the “August 2024 Note”) to the Sponsor. Pursuant to the August 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $500,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the August 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The August 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the August 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. As of September 30, 2024, there was $150,000 outstanding under the August 2024 Note.

If our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination.

Going Concern

As of the date of the filing of this Quarterly report on form 10-Q, the Company extended the time it has to complete its initial Business Combination from February 16, 2024 to November 16, 2024 by depositing $51,932 each on February 16, 2024, May 15, 2024 and August 15, 2024 into its trust account.

We have until November 16, 2024 to consummate a Business Combination, provided that the Company deposits into the trust account an amount equal to $0.10 per outstanding Public Share for each three-month extension commencing on November 17, 2023. It is uncertain that we will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after November 16, 2024.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2024. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliates, or advisors a total of up to $10,000 per month for office space, utilities, out of pocket expenses, and secretarial and administrative support. The arrangement will terminate upon the earlier of the Company’s consummation of a Business Combination or its liquidation.

The underwriters are entitled to a deferred fee of $0.30 per unit, or $2,070,000 in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Common Stock Subject to Possible Redemption

We account for our Common Stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable Common Stock (including Common Stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, Common Stock is classified as stockholders’ equity. Our Common Stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, the Common Stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of our balance sheets.

Net Loss per Common Share

We comply with accounting and disclosure requirements of Financial Accounting Standards Board (“FASB”) ASC 260, Earnings Per Share. The statement of operations include a presentation of loss per redeemable public share and loss per non-redeemable share following the two-class method of loss per share. In order to determine the net loss attributable to both the public redeemable shares and non-redeemable shares, we first considered the total loss allocable to both sets of shares. This is calculated using the total net loss less any dividends paid. For purposes of calculating net loss per share, any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to our public stockholders. Subsequent to calculating the total loss allocable to both sets of shares, we split the amount to be allocated using a ratio of 16% for the Public Shares and 84% for the non-redeemable shares for the three and six months ended June 30, 2024, reflective of the respective participation rights.

As of June 30, 2024, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common shares and then share in our earnings. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Recent Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective December 1, 2024 for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 on January 1, 2023. The adoption of ASU 2020-06 did not have a material impact on the Company’s financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of Mountain Crest and Cubebio, adjusted to give effect to the Business Combination.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2024, combines the historical unaudited consolidated balance sheet of Cubebio as of June 30, 2024, included elsewhere in this proxy statement/prospectus, with the historical unaudited balance sheet of Mountain Crest as of June 30, 2024, included elsewhere in this proxy statement/prospectus, as included in Mountain Crest’s Form 10-Q for the six months ended June 30, 2024, filed with the SEC on October 4, 2024, giving pro forma effect to the Business Combination as if it had occurred as of June 30, 2024.

The following unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, combines the historical unaudited statement of operations of Cubebio for the six months ended June 30, 2024, included elsewhere in this proxy statement/prospectus and the historical unaudited statement of operations of Mountain Crest for the six months ended June 30, 2024, included elsewhere in this proxy statement/prospectus, as included in Mountain Crest’s Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on October 4, 2024, on a pro forma basis as if the Business Combination had occurred on January 1, 2023.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, combines the historical audited statement of operations of Cubebio for the year ended December 31, 2023, included elsewhere in this proxy statement/prospectus and the historical audited statement of operations of Mountain Crest for the year ended December 31, 2023, included elsewhere in this proxy statement/prospectus, as included in Mountain Crest’s Form 10-K for the year ended December 31, 2023, filed with the SEC on August 26, 2024, on a pro forma basis as if the Business Combination had occurred on January 1, 2023.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this proxy statement/prospectus which incorporates Transaction Accounting Adjustments. Cubebio and Mountain Crest have elected not to present any estimates related to potential synergies and other transaction effects that are reasonably expected to occur or have already occurred and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

This information should be read together with the financial statements and related notes, as applicable, of each of Cubebio and Mountain Crest included in this proxy statement/prospectus and Cubebio’s and Mountain Crest’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Transactions

Share Redemptions

On December 20, 2022, Mountain Crest held a special meeting of Stockholders, at which Mountain Crest’s shareholders approved extending the date by which Mountain Crest had to complete a Business Combination from February 16, 2023, to May 16, 2023. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 4,965,892 shares of Mountain Crest common stock (the “December 2022 Redemptions”). As a result, an aggregate of USD$50.1 million was released from the Trust Account to pay such shareholders.

On May 12, 2023, Mountain Crest held a special meeting of Stockholders, at which Mountain Crest’s shareholders approved extending the date by which Mountain Crest had to complete a Business Combination from May 16, 2023, to February 16, 2024. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 1,405,134 shares of Mountain Crest common stock (the “May 2023 Redemptions”). As a result, an aggregate of USD$14.6 million was released from the Trust Account to pay such shareholders.

On August 21, 2023, Mountain Crest held an annual meeting, at which Mountain Crest’s shareholders approved extending the date by which Mountain Crest had to complete a Business Combination from February 16, 2024 to November 16, 2024, and to eliminate the requirement to maintain $5,000,001 of net tangible book value prior to or upon consummation of a Business Combination (the “NTA Requirement”) (the “August 2023 Redemptions”). In connection with the approval of the extension and the NTA Requirement, shareholders elected to redeem an aggregate of 9,653 shares of Mountain Crest common stock (the “August 2023 Redemptions”). As a result, an aggregate of USD$0.1 million was released from the Trust Account to pay such shareholders.

On November 8, 2024, Mountain Crest held an annual meeting of Stockholders, at which Mountain Crest’s shareholders approved extending the date by which Mountain Crest had to complete a Business Combination from November 16, 2024, to November 16, 2025. In connection with the approval of the extension, shareholders elected to redeem an aggregate of 418,217 shares of Mountain Crest common stock (the “November 2024 Redemptions”). As a result, an aggregate of USD$4.7 million was released from the Trust Account to pay such shareholders.

Business Combination

On August 29, 2024, Mountain Crest entered into that certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and between Mountain Crest and Cubebio Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Cubebio”), pursuant to which the following transactions will occur: (1) CHL SPAC Merger Sub, Inc., a corporation to be formed in Delaware (the “SPAC Merger Sub”), will be merged with and into Mountain Crest with Mountain Crest being the surviving entity (the “SPAC Merger”) as a direct wholly owned subsidiary of Cubebio Holdings Limited, an exempted company to be formed in the Cayman Islands (“PubCo”), and (b) all shareholders of Cubebio shall transfer their respective common shares (the “Cubebio Common Shares”) to CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) to be organized under the laws of Korea (the “Exchange Sub”), in exchange for the right to receive PubCo Ordinary Shares (as defined in the BCA) (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination, PubCo expects the PubCo Ordinary Shares to be listed and traded on The Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the BCA.

Consideration

At the closing of the SPAC Merger (the “Merger Effective Time”), by virtue of the SPAC Merger, each SPAC Share issued and outstanding immediately prior to the Merger Effective Time (except for shares being cancelled pursuant to Section 3.1(b) of the BCA and assuming consummation of the Unit Separation) shall be converted into and shall for all purposes represent only the right to receive one issued, fully paid and non-assessable PubCo Ordinary Share.

At or immediately before the closing of the Business Combination, by virtue of the Share Swap, the right to each Cubebio Common Share held by Swapping Shareholders shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable PubCo Ordinary Shares equal to the Cubebio Exchange Ratio, which shall be an amount obtained by dividing (i) the number of PubCo Ordinary Shares equal to the quotient of the $375,000,000 divided by $10.00 by (ii) the aggregate number of Cubebio Common Shares, the number of Cubebio Common Shares subject to such Cubebio Options and the number of Cubebio Common Shares subject to such Cubebio Warrants outstanding immediately prior to the Merger Effective Time.

Earnout

If based on the Cubebio’s audited financial statements for the fiscal year ending December 31, 2026, Cubebio shall have revenues during such fiscal year as reported on such financial statements equal to or greater than $42,700,000 (USD) (the “Revenue Threshold”), then PubCo shall issue as promptly as practicable to each Earnout Recipient, as defined in the BCA, such number of PubCo Ordinary Shares equal to such Earnout Recipient’s Earnout Pro Rata Portion, as defined in the BCA, of 24,500,000 PubCo Ordinary Shares (the “Earnout Shares”). Until properly issued, no Company Shareholder shall have any rights to the Earnout Shares, including voting rights or rights to dividends, interest payments or other distributions of any kind made in respect of the Earnout Shares. In the event that the Revenue Threshold is not achieved, none of the Earnout Shares shall be issued and no party shall have any claim to any Earnout Shares not issued.

The Earnout provision was concluded to be classified and recorded within equity under IAS 32.

For a description of the Business Combination and certain agreements executed in connection therewith, see “Summary of the Proxy Statement/Prospectus — The Business Combination” and “Certain Agreements Related to the Business Combination.”

Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS 2. Under this method of accounting, Mountain Crest will be treated as the “acquired” company for financial reporting purposes, and Cubebio will be the accounting “acquirer”. This determination was primarily based on the assumption that:

●	Cubebio’s current shareholders will hold a majority of the voting power of PubCo post Business Combination;

●	Effective upon the Business Combination, Cubebio will appoint all members of the post-combination Board, subject to Mountain Crest’s reasonable approval;

●	Cubebio’s operations will substantially comprise the ongoing operations of PubCo;

●	Cubebio is the larger entity in terms of substantive operations and employee base; and

●	Cubebio’s senior management will comprise the majority of the senior management of PubCo.

Another determining factor was that Mountain Crest does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of Mountain Crest will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of shares issued to Mountain Crest over the fair value of Mountain Crest’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Mountain Crest has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of Mountain Crest public shares into cash as more fully described below:

●	Scenario 1 — Assuming No Additional Redemptions:This presentation assumes that after the May 2023 Redemptions, the August 2023 Redemptions, and the November 2024 Redemptions, no public shareholders of Mountain Crest exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

●	Scenario 2 — Assuming Maximum Redemptions:This presentation assumes that after the December 2022 Redemptions, the May 2023 Redemptions, the August 2023 Redemptions, and the November 2024 Redemptions, Mountain Crest public shareholders holding 101,104 shares of Mountain Crest Common Stock will exercise their redemption rights for KRW1.6 billion (or USD$1.2 million) upon consummation of the Business Combination at a redemption price of approximately KRW₩15,757.04 (or USD$11.45) per share as of December 31, 2024. The maximum redemptions amount reflects the maximum number of the Mountain Crest Public Shares that can be redeemed without violating the conditions of the Business Combination Agreement. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following table sets out share ownership of Mountain Crest on a pro forma basis assuming the No Additional Redemptions Scenario and the Maximum Redemptions Scenario:

	No Additional Redemptions		Maximum Redemptions
Pro Forma Ownership	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
Cubebio shareholders(4)	37,800,000	89.6%	37,800,000	89.9%
Mountain Crest public shareholders(1)	791,104	1.9%	690,000	1.6%
Initial Stockholders(2)	1,895,300	4.5%	1,895,300	4.5%
Representative Shares	177,900	0.4%	177,900	0.4%
Advisory Shares(3)	1,518,750	3.6%	1,518,750	3.6%
	42,183,054	100%	42,081,950	100%

(1)	The shares presented reflect the redemption of 4,965,892 shares of Mountain Crest common stock on December 16, 2022, the redemption of 1,405,134 shares of Mountain Crest common stock on May 12, 2023, the redemption of 9,653 shares of Mountain Crest common stock on August 21, 2023, the redemption of 418,217 shares of Mountain Crest common stock on November 8, 2024, and the conversion of 6,900,000 Mountain Crest public rights into 690,000 shares of common stock.
(2)	Includes (a) 1,425,000 Founder Shares owned by the Sponsor, (b) 223,000 Private Placement shares (c) 225,000 shares the Sponsor received through the conversion of $900,000 of convertible notes and (d) 223,000 Private Rights automatically converted into 22,300 shares of Mountain Crest common stock upon consummation of the Business Combination.
(3)	The shares presented reflect 450,000 shares of common stock issued to Mountain Crest service providers and 1,068,750 shares of common stock to be issued to Global Fund, LLC.
(4)	Includes 300,000 shares of Mountain Crest Founder Shares to be purchased by Cubebio.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2024, and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, and the year ended December 31 31, 2023, are based on the historical financial statements of Mountain Crest and Cubebio. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2024(1)
AMOUNTS IN 000’s

							Scenario 1: No Additional Redemption Scenario					Scenario 2: Maximum Redemption Scenario
	CubeBio (IFRS Historical)		Mountain Crest (US GAAP Historical)		IFRS Conversion and Presentation Alignment (Note 4)		Transaction Accounting Adjustments			Pro Forma Combined		Transaction Accounting Adjustments			Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	₩	458,189	₩	29,027	₩	-	₩	1,593,099	B	₩	9,082,754	₩	(1,593,099)	F	₩	7,489,655
								(8,916,014)	C
								(71,487)	H
								605,682	I
								3,401,860	M
								310,000	N
								(400,000)	O
								460,000	P
								14,461,857	Q
								(2,849,459)	S
Prepaid expenses		-		99,683		-		-			99,683		-			99,683
Accounts receivbale - other, net		75,273		-		-		-			75,273		-			75,273
Short-term loans, net		600,000		-		-		-			600,000		-			600,000
Other current assets		73,249		-		-		-			73,249		-			73,249
Current tax assets		3,737		-		-		-			3,737		-			3,737
Total current assets		1,210,448		128,710		-		8,595,538			9,934,696		(1,593,099)			8,341,597

Non-current assets
Long-term financial instruments		30,000		-		-		-			30,000		-			30,000
Long-term loans, net		1,366,200		-		-					1,366,200		-			1,366,200
Property, plant and equipment		1,773,158		-		-					1,773,158		-			1,773,158
Intangible assets		204,731		-		-					204,731		-			204,731
Other non-current financial assets		469,115		-		-		1,514,570	C		469,115		-			469,115
								(1,514,570)	T
Other non-current non-financial assets		50,400		-		-					50,400		-			50,400
Long-term accounts receivable - other, net		1,521		-		-					1,521		-			1,521
Investments held in Trust Account		-		8,074,717		-		(6,520,363)	A		-		-			-
								(1,593,099)	B
								71,487	H
								(193,326)	K
								160,584	K
Total non-current assets		3,895,125		8,074,717		-		(8,074,717)			3,895,125		-			3,895,125
Total assets	₩	5,105,573	₩	8,203,427	₩	-	₩	520,821		₩	13,829,821	₩	(1,593,099)		₩	12,236,722

EQUITY
Cubebio issued capital	₩	24,535,238	₩	-	₩	-	₩	(23,523,837)	D	₩	-	₩	-		₩	-
								(1,966,700)	M
								310,000	N
								645,299	Q
Share premium		34,831,412		-		-		(52,901,814)	D		-		-			-
								3,616,202	M
								14,454,200	Q
Other reserves		(24,379)		-		-		1,752,358	M		3,480,337		-			3,480,337
								1,752,358	Q
PubCo ordinary shares		-		-		-		5,808	L		5,808		(14)	F		5,794
Mountain Crest preferred stock		-		-		-		-	-		-					-
Mountain Crest common stock		-		387		-		147	C		-		-			-
								5,162	D
								14	F
								98	J
								(5,808)	L
Treasury shares								(1,514,570)	T		(1,514,570)					(1,514,570)
Additional paid-in capital		-		3,219,680		-		11,108,659	C		133,032,389		(1,593,085)	F		131,459,728
								76,420,489	D				20,424	G
								(9,247,276)	E
								1,445,847	F
								46,368,403	G
								(98)	J
								3,716,685	R
Accumulated deficit		(64,313,149)		(7,343,035)		-		(17,551,012)	C		(130,064,895)		(20,424)	G		(130,085,319)
								9,247,276	E
								(46,368,403)	G
								160,584	K
								(180,471)	Q
								(3,716,685)	R
Total equity		(4,970,878)		(4,122,968)		-		14,032,915			4,939,069		(1,593,099)			3,345,970

LIABILITIES
Non-current liabilities
Non-current lease liabilities		611,412		-		-		-			611,412		-			611,412
Other non-current provisions		48,181		-		-		-			48,181		-			48,181
Defined benefit liabilities		787,143		-		-		-			787,143		-			787,143
Deferred underwriting fee payable		-		2,849,459		-		(2,849,459)	S		-		-			-
Common stock subject to possible redemption		-		-		7,966,224		(1,445,861)	F		-		-			-
								(6,520,363)	A
Total non-current liabilities		1,446,736		2,849,459		7,966,224		(10,815,683)			1,446,736		-			1,446,736

Current liabilities
Accounts payable - other, net		669,907		-		518,322		(959,238)	C		228,991		-	C		228,991
Other current non-financial liabilities		210,662		-		-		-			210,662		-			210,662
Short-term borrowings		400,000		-		-		(400,000)	O		460,000		-			460,000
								460,000	P
Bond with warrants		5,376,750		-		-		(1,251,970)	Q		4,124,780		-			4,124,780
Derivative liabilities		1,858,233		-		-		(957,559)	Q		900,674		-			900,674
Current lease liabilities		114,163		-		-		-			114,163		-			114,163
Accounts payable and accrued expenses				518,322		(518,322)		-			-		-			-
Promissory note - related party		-		344,138		-		605,682	I		949,820		-			949,820
Income taxes payable		-		446,004		-		(193,326)	K		252,678		-			252,678
Excise taxes payable		-		202,248		-		-			202,248		-			202,248
Total current liabilities		8,629,715		1,510,712		-		(2,696,411)			7,444,016		-			7,444,016
Total liabilities		10,076,451		4,360,171		7,966,224		(13,512,094)			8,890,752		-			8,890,752

Class A common stock subject to possible redemption		-		7,966,224		(7,966,224)		-			-		-			-
Total equity and liabilities	₩	5,105,573	₩	8,203,427	₩	-	₩	520,821		₩	13,829,821	₩	(1,593,099)		₩	12,236,722

(1)	The unaudited pro forma condensed combined balance sheet as of June 30, 2024, combines the historical unaudited consolidated statement of financial position of Cubebio as of June 30, 2024, with the historical unaudited balance sheet of Mountain Crest as of June 30, 2024, as translated into Korean won – see Note 2 - Basis of Presentation.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2024(1)
AMOUNTS IN 000’s

							Scenario 1: No Additional Redemption Scenario					Scenario 2: Maximum Redemption Scenario
	CubeBio (IFRS Historical)		Mountain Crest (US GAAP Historical)		IFRS Conversion and Presentation Alignment (Note 4)		Transaction Accounting Adjustments			Pro Forma Combined		Transaction Accounting Adjustments		Pro Forma Combined
Revenue	₩	-	₩	-	₩	-	₩	-		₩	-	₩	-	₩	-
Cost of sales		-		-		-		-			-		-		-
Gross profit		-		-		-		-			-		-		-

Other income (expense)		-		-		-							-		-
General and administrative expenses				(309,141)		-		81,002	BB		(228,139)				(228,139)
Selling, general and administrative expenses		(2,706,308)		-		-		-			(2,706,308)		-		(2,706,308)
Other income		3		-		-		-			3		-		3
Other expenses		(34,093)		-		-		-			(34,093)		-		(34,093)
Finance income		371,075		-		-		-			371,075		-		371,075
Finance cost		(598,952)		-		-		-			(598,952)		-		(598,952)
Interest expense		-		(1,893)		(207,863)		207,863	DD		(1,893)		-		(1,893)
Forgiveness of debt		-		35,133		-		-			35,133		-		35,133
Interest income on marketable securities held in Trust Account		-		200,683		-		(200,683)	AA		-		-		-

(Loss) income before income tax		(2,968,275)		(75,218)		(207,863)		88,182			(3,163,174)		-		(3,163,174)

Income tax expense		-		(46,459)		-		46,459	CC		-		-		-

Net (loss) income	₩	(2,968,275)	₩	(121,677)	₩	(207,863)	₩	134,641		₩	(3,163,174)	₩	-	₩	(3,163,174)

Basic and diluted net loss per share, redeemable common stock			₩	415.80

Basic and diluted net loss per share, non-redeemable common stock			₩	(124.57)

Pro forma weighted average number of shares outstanding - basic and diluted											42,183,054 (2)				42,081,950 (2)

Pro forma loss per share - basic and diluted										₩	(74.99)			₩	(75.17)

(1)	The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, combines the historical unaudited statement of operations of Cubebio for the six months ended June 30, 2024, with the historical unaudited statement of operations of Mountain Crest for the six months ended June 30, 2024, as translated into Korean won – see Note 2 – Basis of Presentation.
(2)	Please refer to Note 8 — “Net Loss per Share” for details

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023(1)
AMOUNTS IN 000’s

							Scenario 1: No Additional Redemption Scenario					Scenario 2: Maximum Redemption Scenario
	CubeBio (IFRS Historical)		Mountain Crest (US GAAP Historical)		IFRS Conversion and Presentation Alignment (Note 4)		Transaction Accounting Adjustments			Pro Forma Combined		Transaction Accounting Adjustments			Pro Forma Combined
Revenue	₩	-	₩	-	₩	-	₩	-		₩	-	₩	-		₩	-
Cost of sales		-		-		-		-			-		-			-
Total income		-		-		-		-			-		-			-

Income (Expenses)											-
Selling, general and administrative expenses		(3,720,771)		-		-		-			(3,720,771)		-			(3,720,771)
Other income		139,377		-		-		-			139,377		-			139,377
Other expenses		(68,354)		-		-		-			(68,354)		-			(68,354)
Finance income		1,571,224		-		-		-			1,571,224		-			1,571,224
Finance cost		(2,794,480)		-		-		(180,471)	GG		(2,974,951)		-			(2,974,951)
Transaction costs		-		-		-		(46,368,403)	CC		(45,594,094)		(20,424)	CC		(45,614,518)
								774,309	DD
Stock-based compensation expense		-		-		-		(14,711,878)	DD		(14,711,878)		-			(14,711,878)
Loss on liability conversion						-		(3,716,685)	HH		(3,716,685)		-			(3,716,685)
General and administrative expenses		-		(3,469,425)				156,812	BB		(3,312,613)		-			(3,312,613)
Change in fair value of warrant liabilities		-		-		-		-			-		-			-
Interest expense		-		(7,301)		(721,605)		721,605	FF		(7,301)		-			(7,301)
Interest income on marketable securities held in Trust Account		-		667,401				(667,401)	AA		-		-			-

Profit/(Loss) before tax		(4,873,004)		(2,809,325)		(721,605)		(63,992,112)			(72,396,046)		(20,424)			(72,416,470)

Income tax expense		-		(132,352)				132,352	EE		-		-			-

Loss for the year	₩	(4,873,004)	₩	(2,941,677)	₩	(721,605)	₩	(63,859,760)		₩	(72,396,046)	₩	(20,424)		₩	(72,416,470)

Basic and diluted net loss per share, redeemable common stock			₩	(256.52)

Basic and diluted net loss per share, non-redeemable common stock			₩	(1,172.23)

Pro forma weighted average number of shares outstanding - basic and diluted											42,183,054 (2)					42,081,950 (2)

Pro forma loss per share - basic and diluted										₩	(1,716.24)				₩	(1,720.84)

(1)	The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, combines the historical audited statement of operations of Cubebio for the year ended December 31, 2023, with the historical audited statement of operations of Mountain Crest for the year ended December 31, 2023, as translated into Korean won – see Note 2 – Basis of Presentation.
(2)	Please refer to Note 8 — “Net Loss per Share” for details.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Proposed Transactions

On August 29, 2024, the Mountain Crest entered into that certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and between Mountain Crest and Cubebio Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Cubebio”), pursuant to which the following transactions will occur: (1) CHL SPAC Merger Sub, Inc., a corporation to be formed in Delaware (the “SPAC Merger Sub”), will be merged with and into Mountain Crest with Mountain Crest being the surviving entity (the “SPAC Merger”) as a direct wholly owned subsidiary of Cubebio Holdings Limited, an exempted company to be formed in the Cayman Islands (“PubCo”), and (b) all shareholders of Cubebio shall transfer their respective common shares (the “Cubebio Common Shares”) to CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) to be organized under the laws of Korea (the “Exchange Sub”), in exchange for the right to receive PubCo Ordinary Shares (as defined in the BCA) (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination, PubCo expects the PubCo Ordinary Shares to be listed and traded on The Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the BCA.

Consideration

At the closing of the SPAC Merger (the “Merger Effective Time”), by virtue of the SPAC Merger, each SPAC Share issued and outstanding immediately prior to the Merger Effective Time (except for shares being cancelled pursuant to Section 3.1(b) of the BCA and assuming consummation of the Unit Separation) shall be converted into and shall for all purposes represent only the right to receive one issued, fully paid and non-assessable PubCo Ordinary Share.

At or immediately before the closing of the Business Combination, by virtue of the Share Swap, the right to each Cubebio Common Share held by Swapping Shareholders shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable PubCo Ordinary Shares equal to the Cubebio Exchange Ratio, which shall be an amount obtained by dividing (i) the number of PubCo Ordinary Shares equal to the quotient of the $375,000,000 divided by $10.00 by (ii) the aggregate number of Cubebio Common Shares, the number of Cubebio Common Shares subject to such Cubebio Options and the number of Cubebio Common Shares subject to such Cubebio Warrants outstanding immediately prior to the Merger Effective Time.

For a description of the Business Combination and certain agreements executed in connection therewith, see “Summary of the Proxy Statement/Prospectus — The Business Combination” and “Certain Agreements Related to the Business Combination.”

Term Sheet and Term Sheet Amendment

On April 26, 2024, Mountain Crest and Cubebio entered into a Term Sheet and an Amendment to Summary of Certain Proposed Terms and Conditions (the “Amendment”) on July 2, 2024, pursuant to which the following would take place:

●	Mountain Crest Global Holdings LLC (the “Sponsor”) will coordinate due diligence on Mountain Crests’ behalf and Cubebio will pay the Sponsor a fee of $300,000 for such due diligence services.

●	Cubebio will purchase from the Sponsor 100,000 Mountain Crest Sponsor Shares at USD$7.00 per share, for a purchase amount of USD$700,000 (the “First Purchase Amount) as follows: USD$300,000 advance upon execution of the Definitive Agreement, and the remaining USD$400,000 of the First Purchase Amount upon the filing of the Form F-4, or other applicable form, with the SEC (the “F-4).

●	In addition, Cubebio will purchase from the Sponsor another 200,000 Mountain Crest Sponsor Shares at USD$5.00 per share for a purchase amount of USD$1,000,000 (the “Second Purchase Amount”) as follows: USD$100,000 at the signing of the Amendment, USD$400,000 at the execution of the Definitive Agreement, $600,000 at the first filing of the F-4, and $600,000 at the third filing of the F-4.

Note 2 — Basis of Presentation and Accounting Policies

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that Cubebio will experience. Cubebio and Mountain Crest have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified Transaction Accounting Adjustments and presents the Management’s Adjustments. Mountain Crest has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Mountain Crest does not meet the definition of a “business” pursuant to IFRS 3 as it is an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3, Business Combinations; rather, the Business Combination will be accounted for as a capital reorganization in accordance with IFRS 2, Share-Based Payments. See Note 3 — Accounting for the Business Combination for more details.

The historical financial statements of Cubebio have been prepared in accordance with IFRS and in its functional currency the Korean won (“KRW”). The historical financial statements of Mountain Crest have been prepared in accordance with U.S. GAAP and in its functional and presentation currency of the United States dollar (“USD”). The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting used by Cubebio. Mountain Crest’s historical financial statements have been converted from U.S. GAAP to IFRS to align with the basis of accounting used by Cubebio. See Note 4 — IFRS Conversion and Presentation Alignment.

The historical financial statements of Mountain Crest have been translated into and are presented in KRW using the following exchange rates:

●	At the exchange rate as of June 30, 2024 of US$1.00 to KRW1,376.55 for the balance sheet;

●	The average exchange rate for the six months ended June 30, 2024 of USD$1.00 to KRW1,350.04 for the statement of operations for the period ending on the date; and

●	The average rate for the year ended December 31, 2023 of USD$1.00 to KRW1,306.76 for the statement of operations for the period ending on that date.

Mountain Crest has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of Mountain Crest public shares into cash as more fully described below:

●	Scenario 1 — Assuming No Additional Redemptions: This presentation assumes that after the December 2022 Redemptions, the May 2023 Redemptions, the August 2023 Redemptions, and the November 2024 Redemptions no public shareholders of Mountain Crest exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

●	Scenario 2 — Assuming Maximum Redemptions: This presentation assumes that after the December 2022 Redemptions, the May 2023 Redemptions, the August 2023 Redemptions, and the November 2024 Redemptions Mountain Crest public shareholders holding 101,104 shares of Mountain Crest common stock will exercise their redemption rights for KRW1.6 billion (or USD$1.2 million) upon consummation of the Business Combination at a redemption price of approximately KRW15,757.04 (or USD $11.45) per share as of December 31, 2024. The maximum redemptions amount reflects the maximum number of Mountain Crest’s Public Shares that can be redeemed without violating the conditions of the Business Combination. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following summarizes the pro forma shares of Mountain Crest Common Stock issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:

	No Additional Redemptions		Maximum Redemptions
Ownership percentage post-Business Combination	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
Cubebio shareholders(4)	37,800,000	89.6%	37,800,000	89.9%
Mountain Crest public shareholders(1)	791,104	1.9%	690,000	1.6%
Initial Stockholders(2)	1,895,300	4.5%	1,895,300	4.5%
Representative Shares	177,900	0.4%	177,900	0.4%
Advisory Shares(3)	1,518,750	3.6%	1,518,750	3.6%
Total shares outstanding	42,183,054	100%	42,081,950	100%

(1)	The shares presented reflect the redemption of 4,965,892 shares of Mountain Crest common stock on December 16, 2022, the redemption of 1,405,134 shares of Mountain Crest common stock on May 12, 2023, the redemption of 9,653 shares of Mountain Crest common stock on August 21, 2023, the redemption of 418,217 shares of Mountain Crest common stock on November 8, 2024, and the conversion of 6,900,000 Mountain Crest public rights into 690,000 shares of common stock.
(2)	Includes (a) 1,425,000 Founder Shares owned by the Sponsor, (b) 223,000 Private Placement shares (c) 225,000 shares the Sponsor received through the conversion of $900,000 of convertible notes and (d) 223,000 Private Rights automatically converted into 22,300 shares of Mountain Crest common stock upon consummation of the Business Combination.
(3)	The shares presented reflect 450,000 shares of common stock issued to Mountain Crest service providers and 1,068,750 shares of common stock to be issued to Global Fund, LLC.
(4)	Includes 300,000 shares of Mountain Crest Founder Shares to be purchased by Cubebio.

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

The share amounts and ownership percentages set forth above are not indicative of voting percentages.

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS 2. Under this method of accounting, Mountain Crest would be expected to be treated as the “acquired” company for financial reporting purposes, and Cubebio will be the accounting “acquirer”. This determination was primarily based on the assumption that:

●	Cubebio’s current shareholders will hold a majority of the voting power of PubCo post Business Combination;

●	Effective upon the Business Combination, Cubebio will appoint all members of the post-combination Board, subject to Mountain Crest’s reasonable approval;

●	Cubebio’s operations will substantially comprise the ongoing operations of PubCo;

●	Cubebio is the larger entity in terms of substantive operations and employee base; and

●	Cubebio’s senior management will comprise the majority of the senior management of PubCo.

Another determining factor was that Mountain Crest does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of Mountain Crest will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of shares issued to Mountain Crest over the fair value of Mountain Crest’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Note 4 — IFRS Conversion and Presentation Alignment

The historical financial information of Mountain Crest has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The adjustment required to convert Mountain Crest’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify Mountain Crest’s common stock subject to redemption to non-current financial liabilities and to reclassify the accretion of the Common Stock subject to redemption to interest expense under IFRS 2, as shareholders have the right to require Mountain Crest to redeem the common stock and Mountain Crest has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

Note 5 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of June 30, 2024, are as follows:

A.	Reflects the redemption of 418,217 Mountain Crest common stock on November 8, 2024 at approximately KRW15,596.31 (or approximately USD$11.33) per share for KRW6.5 billion (or USD$4.7 million).

B.	Reflects the liquidation and reclassification of KRW1.6 billion of funds held in the Trust Account to cash that becomes available following the Business Combination.

C.	Reflects preliminary estimated transaction costs expected to be incurred by Mountain Crest and Cubebio of approximately KRW24.2 billion for legal, accounting, and advisory fees incurred as part of the Business Combination.

Amounts in 000’s

Balance sheet account	Description	Mountain Crest		CubeBio		Total
Cash and cash equivalents	Cash to be paid at closing	₩	(2,202,480)	₩	(6,713,534)	₩	(8,916,014)
Accumulated losses	Adjustment to accumulated losses for Mountain Crest transaction costs and CubeBio success fee	₩	2,064,825	₩	15,486,187	₩	17,551,012
Additional paid in capital	Transaction costs		-	₩	3,603,072	₩	3,603,072
Additional paid in capital	Portion of success fee paid in shares		-	₩	(14,711,731)	₩	(14,711,731)
Common stock	Portion of success fee paid in shares		-	₩	(147)	₩	(147)
Other non-current financial assets	CubeBio purchase of Mountain Crest Global Holdings LLC sponsor shares		-	₩	1,514,570	₩	1,514,570
Trade and other payables	Payment of accrued expenses	₩	137,655	₩	821,583	₩	959,238

For the KRW2.2 billion Mountain Crest transaction costs, none of these fees have been paid and KRW137.6 million has been accrued as of the pro forma balance sheet date. The remaining KRW2.1 billion is reflected as an adjustment to accumulated losses.

For the KRW22.0 billion of Cubebio transaction costs, KRW599.4 million of these fees have been paid and KRW821.6 million has been accrued as of the pro forma balance sheet date. The remaining amount of KRW20.6 billion has been recorded as follows:

●	KRW3.6 billion is included as an adjustment to additional paid-in capital.

●	KRW15.5 billion related to the Global Fund LLC success fees has been recorded to accumulated deficit, of which KRW14.7 billion is to be paid with the issuance of 1,068,750 shares of common stock, par value KRW0.14. The success is based on 3% of the Cubebio valuation of USD$375 million, paid 5% in cash and 95% in shares of the combined entity.

●	KRW1.5 billion is recorded as other non-current financial asset to record the investment for the purchase of the 300,000 Sponsor shares.

D.	Represents the exchange of outstanding Cubebio shares into 37,500,000 shares of common stock at a par value of KRW0.14 (or USD$0.0001) per share upon the closing of the Business Combination.

E.	Represents the elimination of Mountain Crest’s historical accumulated losses after recording the transaction costs to be incurred by Mountain Crest of KRW2.1 billion as described in (C) above and the recognition of interest earned in the Trust account of KRW160.6 million as described in (K) below.

F.	The No Additional Redemptions Scenario assumes after the December 2022 Redemptions, the May 2023 Redemptions, the August 2023 Redemptions, and the November 2024 Redemptions no Mountain Crest shareholders exercise their redemption rights for cash and the Mountain Crest common stock subject to redemption amounting to KRW1.4 billion would be transferred to permanent equity. The Maximum Redemptions Scenario reflects the redemption of 101,104 shares of Mountain Crest common stock for aggregate redemption payments of KRW1.6 billion (or USD$1.2 million) at a redemption price of approximately KRW15,757.04 (or USD$11.45) per share as of December 31, 2024. The maximum redemptions amount reflects the maximum number of the Mountain Crest Public Shares that can be redeemed without violating the conditions of the Business Combination.

G.	In the No Additional Redemptions Scenario, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of the shares issued by Cubebio and the fair value of Mountain Crest’s identifiable net assets at the date of the Business Combination, resulting in a KRW46.4 billion increase to accumulated loss. In the Maximum Redemptions Scenario, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of the shares issued by Cubebio and the fair value of Mountain Crest’s identifiable net assets at the date of the Business Combination, resulting in a KRW46.4 billion increase to accumulated loss. The fair value of shares issued was estimated based on a market price of KRW15,555.02 (or USD$11.30) per share (as of January 24, 2025). The value is preliminary and will change based on fluctuations in the share price of the Mountain Crest common stock through the Closing Date. In the No Additional Redemptions Scenario, a one percent change in the market price per share would result in a change of KRW417.9 million in the estimated expense. In the Maximum Redemptions Scenario, a one percent change in the market price per share would result in a change of KRW402.1 million in the estimated expense.

	No Additional Redemptions Scenario			Maximum Redemptions Scenario
	Shares	Dollars		Shares	Dollars
Mountain Crest shareholders
Public shareholders(1)	791,104			690,000
Sponsor and other shareholders	1,895,300			1,895,300
Amounts below are in 000’s:
Fair value of shares to be issued to Mountain Crest shareholders		₩	41,787,055		₩	40,214,380
Net assets of Mountain Crest as of June 30, 2024			3,843,256			3,843,256
Less: Mountain Crest Transaction Costs			(2,064,825)			(2,064,825)
Add: Effect of interest earned in Trust Account			160,584			160,584
Less: Effect of November 2024 redemption of Mountain Crest common stock			(6,520,363)			(6,520,363)
Less: Effect of redemption of Mountain Crest common stock			-			(1,593,099)
Adjusted net assets of Mountain Crest as of June 30, 2024			(4,581,348)			(6,174,447)
Difference – being IFRS 2 charge for listing services		₩	46,368,403		₩	46,388,827

(1)	The shares presented reflect the redemption of 4,965,892 shares of Mountain Crest common stock on December 16, 2022, the redemption of 1,405,134 shares of Mountain Crest common stock on May 12, 2023, the redemption of 9,653 shares of Mountain Crest common stock on August 21, 2023, the redemption of 418,217 shares of Mountain Crest common stock on November 8, 2024, and the conversion of 6,090,000 Mountain Crest public rights into 609,000 shares of common stock.

H.	Reflects the Extension payment paid to the Trust subsequent to June 30, 2024.

I.	Reflects the additional amounts drawn on the Sponsor loan of KRW605.7 million subsequent to June 30, 2024. The repayment of the Sponsor loan has been deferred until after the consummation of the Business Combination.

J.	Reflects the conversion of 6,900,000 Mountain Crest public rights into 690,000 shares of common stock and the conversion of 223,000 private placement rights into 22,300 shares of common stock, par value KRW0.14 (or USD$0.0001) upon the closing of the Business Combination.

K.	Reflects the interest income earned in the Trust account of KRW160.6 million, net of the interest income withdrawn of KRW193.3 million to pay certain taxes, subsequent to June 30, 2024.

L.	Reflects the exchange of shares of Mountain Crest common stock into PubCo ordinary shares at the consummation of the Business Combination.

M.	Reflects the retirement of CubeBio treasury shares subsequent to June 30, 2024.

N.	Reflects the stock options exercised by CubeBio employees subsequent to June 30, 2024.

O.	Reflects the repayment of the CubeBio loan due to Well Core Co., subsequent to June 30, 2024.

P.	Reflects the proceeds received from the loans to CubeBio from the CEO of the company subsequent to June 30, 2024.

Q.	Reflects the issuance of CubeBio bonds, the early redemption of bonds and the exercise of bonds to purchase CubeBio stock subsequent to June 30, 2024 as follows:

	●	The July 2, 2024 agreement for the issuance of the 17th series of bonds with warrants for KRW2,000,000 thousand.

●	The July 22, 2024 repayment of KRW750,000 thousand due to the exercise of the investor’s early redemption right related to the 14th series of bonds with warrants.

●	The August 6, 2024 exercise of the 13th series of bonds with warrants in the amount of KRW2,400,000 thousand and KRW600,000 thousand to purchase 960,000 and 240,000 shares of CubeBio common stock at KRW2,500 per share.

●	The August 6, 2024 exercise of the 15th series of bonds with warrants in the amount of KRW615,000 thousand to purchase 204,999 shares of CubeBio common stock at KRW3,000 per share.

●	The October 15, 2024 exercise of the 13th series of bonds with warrants in the amount of KRW360,000 thousand to purchase 144,000 shares of CubeBio common stock at KRW2,500 per share.

●	The October 15, 2024 exercise of the 15th series of bonds with warrants in the amount of KRW165,000 thousand to purchase 55,000 shares of CubeBio common stock at KRW3,000 per share.

●	The October 18, 2024 exercise of the 16th series of bonds with warrants in the amount of KRW3,000,000 thousand to purchase shares of CubeBio common stock.

●	The November 4, 2024 redemption of the 17th series of bonds with warrants in the amount of KRW1,000,000 thousand.

●	The November 7, 2024 issuance of the 18th series of bonds with warrants for the amount of KRW2,500,000 thousand.

●	The February 12, 2025 exercise of the 16th series of bonds with warrants for the amount of KRW6,000,000 thousand to purchase 2,000 thousand shares of the Company’s common share at KRW3,000 per share.

R.	Reflects the loss on the Mountain Crest settlement of vendor liabilities of KRW3.7 billion, pursuant to the vendor liability conversion agreements in which the liabilities were converted into shares of Mountain Crest common stock at an approximate value of USD$4 per share.

S.	Reflects the settlement of deferred underwriting commissions upon the closing of the Business Combination.

T.	Reflects the reclass of the shares of the Mountain Crest Sponsor purchased by CubeBio to treasury shares upon consolidation at the closing of the Business Combination.

Note 6 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2024

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, are as follows:

AA.	Reflects the elimination of interest income generated from the investments held in the Trust Account.

BB.	Reflects the elimination of the administrative service fees that will cease to be paid upon closing of the Business Combination.

CC.	Reflects the elimination of income tax expense related to the investment income held in the Trust which was eliminated in adjustment (AA) above.

DD.	Reflects the reversal of the fair value change of the financial liability in connection with Common Stock subject to redemption as the shares at closing are no longer redeemable and thus accounted for as equity instruments.

Note 7 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2023

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, are as follows:

AA.	Reflects the elimination of interest income generated from the investments held in the Trust Account.

BB.	Reflects the elimination of the administrative service fees that will cease to be paid upon closing of the Business Combination.

CC.	Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of shares issued by Cubebio over the fair value of Mountain Crest’s identifiable net assets at the date of the Business Combination. This cost is a non-recurring item.

DD.	Reflects the recognition of transaction costs and stock-based compensation related to the shares to be issued to Global Fund LLC, for the payment of the success fee upon consummation of the Business Combination as described in (C) above.

EE.	Reflects the elimination of income tax expense related to the investment income held in the Trust which was eliminated in adjustment (AA) above.

FF.	Reflects the reversal of the fair value change of the financial liability in connection with Common Stock subject to redemption as the shares at closing are no longer redeemable and thus accounted for as equity instruments.

GG.	Reflects the finance cost related to the exercise of CubeBio bonds with warrants into shares of CubeBio stock subsequent to June 30, 2024.

HH.	Reflects the loss on the Mountain Crest settlement of vendor liabilities of KRW3.7 billion, pursuant to the vendor liability conversion agreements in which the liabilities were converted into shares of Mountain Crest common stock at an approximate value of USD$4 per share.

Note 8 — Net Loss per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. If the number of public shares described under the “Maximum Redemptions Scenario” described above are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared, assuming two alternative levels of redemption of Mountain Crest’s public shares:

	For the Six Months Ended June 30, 2024, and the Year Ended December 31, 2023
	No Additional Redemptions Scenario	Maximum Redemptions Scenario
Weighted average shares outstanding – basic and diluted
Cubebio shareholders	37,800,000	37,800,000
Mountain Crest public shareholders	791,104	690,000
Initial Stockholders	1,895,300	1,895,300
Representative Shares	177,900	177,900
Advisory Shares	1,518,750	1,518,750
Total	42,183,054	42,081,950

	Six Months Ended June 30, 2024
Amounts in 000’s	Assuming No Additional Redemptions		Assuming Maximum Redemptions
Pro forma net loss	₩	(3,163,174)	₩	(3,163,174)
Weighted average shares outstanding of ordinary shares – basic and diluted		42,183,054		42,081,950
Net loss per share – basic and diluted	₩	(74.99)	₩	(75.17)
Excluded securities:(1)
Shares underlying Cubebio options		2,460,160		2,460,160
Shares underlying Cubebio warrants		13,257,001		13,257,001

(1)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive.

	Year Ended December 31, 2023
Amounts in 000’s	Assuming No Additional Redemptions		Assuming Maximum Redemptions
Pro forma net loss	₩	(72,396,046)	₩	(72,416,470)
Weighted average shares outstanding of ordinary shares – basic and diluted		42,183,054		42,081,950
Net loss per share – basic and diluted	₩	(1,716.24)	₩	(1,720.84)
Excluded securities:(1)
Shares underlying Cubebio options		2,460,160		2,460,160
Shares underlying Cubebio warrants		13,257,001		13,257,001
Earnout shares		24,500,000		24,500,000

(1)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive.

The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself):

Amounts in 000’s	Assuming No Additional Redemption		Assuming 25% Redemption		Assuming 50% Redemption		Assuming 75% Redemption		Assuming Maximum Redemption
Offering Price of the Securities in the Initial Registered offering price per share	₩	13,765.50	₩	13,765.50	₩	13,765.50	₩	13,765.50	₩	13,765.50

Pro forma net tangible book value, as adjusted (1)	₩	(2,516,523)	₩	(2,914,798)	₩	(3,313,073)	₩	(3,711,347)	₩	(4,109,622)
Total Shares (2)		2,602,004		2,576,728		2,551,452		2,526,176		2,500,900
Net tangible book value per share as of June 30, 2024	₩	(967.15)	₩	(1,131.20)	₩	(1,298.50)	₩	(1,469.16)	₩	(1,643.26)
Dilution per share to SPAC Public Shareholders	₩	(14,732.65)	₩	(14,896.70)	₩	(15,064.00)	₩	(15,234.66)	₩	(15,408.76)

(1)	See table below for reconciliation of net tangible book value, as adjusted.
(2)	See table below for reconciliation of as adjusted shares.

The following table presents Mountain Crest’s unadjusted net tangible book value, shares outstanding and net tangible book value per share at June 30, 2024 (including the effects of the December 2022 Redemptions, May 2023 Redemptions, August 2023 Redemptions, and November 2024 Redemptions) at varying redemption levels.

Amounts in 000’s	Assuming No Additional Redemption		Assuming 25% Redemption		Assuming 50% Redemption		Assuming 75% Redemption		Assuming Maximum Redemption
Mountain Crest’s net tangible book value as of June 30, 2024	₩	(4,122,968)	₩	(4,122,968)	₩	(4,122,968)	₩	(4,122,968)	₩	(4,122,968)
Mountain Crest’s shares outstanding		2,602,004		2,576,728		2,551,452		2,526,176		2,500,900
Mountain Crest’s net tangible book value per share as of June 30, 2024	₩	(1,584.54)	₩	(1,600.08)	₩	(1,615.93)	₩	(1,632.10)	₩	(1,648.59)

Increase in net tangible book value per share attributable to Mountain Crest’s stockholders	₩	617.38	₩	468.88	₩	317.43	₩	162.94	₩	5.34

The following table illustrates the as adjusted net tangible book value to Mountain Crest’s shareholders and increase in net tangible book value to Mountain Crest’s shareholders, excluding the effects of the Business Combination transaction itself.

	Assuming No Additional Redemption		Assuming 25% Redemption		Assuming 50% Redemption		Assuming 75% Redemption		Assuming Maximum Redemption
Net tangible book value per share as of June 30, 2024	₩	(967.15)	₩	(1,131.20)	₩	(1,298.50)	₩	(1,469.16)	₩	(1,643.26)

Numerator adjustments
Mountain Crest’s net tangible book value	₩	(4,122,968)	₩	(4,122,968)	₩	(4,122,968)	₩	(4,122,968)	₩	(4,122,968)
Interest earned on funds held in the Trust Account		160,584		160,584		160,584		160,584		160,584
Reclassification of shares subject to redemption to equity		1,445,861		1,047,586		649,312		251,037		(147,238)
As adjusted net tangible book value	₩	(2,516,523)	₩	(2,914,798)	₩	(3,313,073)	₩	(3,711,347)	₩	(4,109,622)

Denominator adjustments
Mountain Crest’s Public shareholders		101,104		75,828		50,552		25,276		-
Mountain Crest’s sponsor		1,873,000		1,873,000		1,873,000		1,873,000		1,873,000
Representative Shares		177,900		177,900		177,900		177,900		177,900
Mountain Crest advisory shares		450,000		450,000		450,000		450,000		450,000
As adjusted Mountain Crest’s shares outstanding		2,602,004		2,576,728		2,551,452		2,526,176		2,500,900

Mountain Crest issued shares in an initial registered offering at USD$10 per share. After giving effect to the Mountain Crest IPO and December Redemptions, May Redemptions, August Redemptions, and November Redemptions, there are 2,902,004 shares of common stock issued and outstanding. In connection with the Business Combination, there will be 37,500,000 shares issued to CubeBio holders. Redemption levels of No Additional Redemptions, 25%, 50%, 75% and Maximum Redemptions have been disclosed in the table below as required by Item 1604(c).

For purposes of Item 1604(c)(1) of Regulation S-K, PubCo would have 42,183,054 total shares of common stock outstanding after giving effect to the de-SPAC transaction under the no additional redemptions scenario. Where there are no additional redemptions, the company valuation is based on Mountain Crest’s initial offering price of USD$10.00, or KRW13,765.50, which is therefore calculated as: KRW13,765.50 (Mountain Crest per share IPO price) times 42,183,054 shares, or KRW580,670,829,837. The following table illustrates the valuation at the offering price of the securities at the initial registered offering price of USD$10.00 per share, or KRW13,765.50 per share, for each redemption scenario:

Dollar amounts in 000’s	Assuming No Additional Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
Mountain Crest Shares Valuation based on offering price of the securities in the initial registered offering of KRW13,765.50 per share	₩	39,428,577	₩	39,080,640	₩	38,732,703	₩	38,384,766	₩	38,036,830
Mountain Crest public stockholders shares outstanding post de-SPAC(1)		2,864,304		2,839,028		2,813,752		2,788,476		2,848,950
CubeBio Shares Valuation based on offering price of the securities in the initial registered offering of KRW13,765.50 per share	₩	520,335,900	₩	520,335,900	₩	520,335,900	₩	520,335,900	₩	520,335,900
CubeBio stockholder shares outstanding post de-SPAC(2)		37,800,000		37,800,000		37,800,000		37,800,000		37,800,000
Other Shares Valuation based on offering price of the securities in the initial registered offering of KRW13,765.50 per share	₩	20,906,353	₩	20,906,353	₩	20,906,353	₩	20,906,353	₩	20,906,353
Other stockholder shares outstanding post de-SPAC(3)		1,518,750		1,518,750		1,518,750		1,518,750		1,518,750
Total Valuation based on offering price of the securities in the initial registered offering of KRW13,765.50 per share	₩	580,670,830	₩	580,322,893	₩	579,974,956	₩	579,627,019	₩	579,279,083
Total shares outstanding post de-SPAC(4)		42,183,054		42,157,778		42,132,502		42,107,226		42,081,950

The required disclosure is not a guarantee that the trading price of the combined company will not be below the IPO offering price of Iron Horse, nor is the disclosure a guarantee the company valuation will attain one of the stated levels of valuation.

(1)	Includes 690,000 shares of common stock to be issued upon consummation of the Business Combination upon conversion of the 6,900,000 Public Rights outstanding and 22,300 shares of common stock to be issued upon consummation of the Business Combination upon conversion of the 223,000 Private Rights outstanding.
(2)	Includes 300,000 shares of Mountain Crest Founders shares of common stock to be purchased by CubeBio upon consummation of the Business Combination.
(3)	Includes the 450,000 Mountain Crest shares issued to Mountain Crest advisors and the issuance of 1,068,750 shares of common stock to be issued to Global Fund LLC pursuant to the advisory agreement.
(4)	Excludes the dilutive effect of 40,217,161 shares representing outstanding CubeBio Warrants, CubeBio Options and Earnout Shares.

Executive AND DIRECTOR Compensation OF Cubebio

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “Cubebio,” “we,” “us” or “our” refers to Cubebio prior to the consummation of the Business Combination and any reference to “PubCo” refers to PubCo upon consummation of the Business Combination. As a “smaller reporting company,” and an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies” and “smaller reporting companies” as such terms are defined in the Securities Act and the Exchange Act, and the rules promulgated thereunder.

This section discusses the material components of the executive compensation program for Cubebio’s executive officers who are named in the “2023 Summary Compensation Table” below.

In 2023, Cubebio’s “named executive officers” and their positions were as follows:

Choi Eun-Jong, Chief Executive Officer;

Kim Hak-Kyu, Chief Financial Officer; and

Kim Chang-Hyun, Chief Technology Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that the Combined Entity adopts following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2023 Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by and paid to Cubebio’s chief executive officer and its two other most highly compensated persons serving as executive officers, or the named executive officers (“NEOs”) for services for the fiscal year ended December 31, 2023.

Name and Principal Position	Year	Salary* ($)	Contract Income ($)	RSUs ($)	Stock Options** ($)	Bonus ($)	Other ($)	Total ($)
Choi, Eunjong, CEO	2023	$53,358	0	0	35,570	0	0	$88,928
Kim, Hakkyu, CFO	2023	$17,165	0	0	0	0	0	$17,165
Kim, Changhyun, CTO	2023	$71,144	0	0	10,671	0	0	$81,815

*	The calculation of the Salary is based on the US Dollar / Korean Won currency up to date. (1USD=1,400KRW)
**	Stock Option value is calculated as [face value(500KRW) × no. of shares)] and exchanged into USD.

Narrative Disclosure to the 2023 Summary Compensation Table

2023 Base Salaries

Base salary is a fixed element within a total compensation package intended to attract and retain the talent necessary to successfully manage the business of Cubebio and execute its business strategies. The base salary for Cubebio’s executive officers was established based on the scope of their responsibilities, taking into account relevant experience, internal pay equity, tenure, and other factors deemed relevant. Base salaries are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the fiscal year ended December 31, 2023, the base salaries for Messrs. Choi, Kim HK and Kim CH were $53,358, $17,165, and $71,144, respectively.

Equity Incentive Compensation

In 2024, Cubebio’s board of directors adopted the Cubebio 2025 Plan. Although Cubebio does not have a formal policy with respect to the grant of equity incentive awards to Cubebio’s executive officers, Cubebio believes that equity awards provide Cubebio’s executive officers with a strong link to Cubebio’s long-term performance, create an ownership culture and help to align the interests of Cubebio’s executives and Cubebio’s stockholders. In addition, Cubebio believes that equity awards with a time-based vesting feature promote executive retention because this feature incentivizes Cubebio’s executive officers to remain in Cubebio’s employment during the applicable vesting period. Accordingly, Cubebio’s board of directors periodically reviews the equity incentive compensation of Cubebio’s NEOs and from time to time may grant equity incentive awards to them. No stock options or other equity awards were granted to Cubebio named executive officers (“NEOs”) during the fiscal year ended December 31, 2023.

Employee Benefits and Perquisites

Cubebio currently maintains, and the Combined Entity intends to establish, health and welfare plans (including medical, dental and vision plans) for all of its full-time employees, including the NEOs. We believe these benefits are appropriate and will provide a competitive compensation package to the Combined Entity’s named executive officers.

Cubebio currently provides Messrs. Choi, Kim HK and Kim CH paid vacation, reasonable business reimbursement expenses, and health and welfare plans. Other than these benefits provided to Messrs. Choi, Kim KH and Kim CH, Cubebio does not provide any perquisites to its NEOs.

No Tax Gross-Ups

Cubebio does not make gross-up payments to cover its named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by Cubebio.

Offer Letters, Promissory Notes and Employment Agreements with Cubebio’s NEOs

Cubebio has entered into employment agreements with its NEOs, which were in effect in 2023 and are described below. However, Cubebio may enter into new agreements with its NEOs prior to the Closing. Pubco intends on negotiating new employment agreements with Messrs. Choi, Kim HK and Kim CH upon closing of the Business Combination. The terms of any such agreements will not be known prior to the Closing and such agreements will be entered into only with the approval of the Pubco board’s compensation committee.

I.	Choi Eunjong

On June 20, 2017, Cubebio entered into the executive employment agreement with Choi Eunjong to be effective as of June 20, 2017, pursuant to which Ms. Choi serves as the Chief Executive Officer of Cubebio (the “Choi Agreement”). The Choi Agreement provides for an annual base salary of $53,358. In the Choi Agreement, if Ms. Choi is terminated by the company or voluntarily leaves the company, the average salary equivalent to one month for one year of continuous work will be paid as severance pay.

II.	Kim Hakkyu

On July 13, 2020, Cubebio entered into the executive employment agreement with Kim Hakkyu to be effective as of July 13, 2020, pursuant to which Mr. Kim serves as the Chief Financial Officer of Cubebio (the “HK Agreement”). The HK Agreement provides for an annual base salary of $17.165. In the HK Agreement, if Mr. Kim HK is terminated by the company or voluntarily leaves the company, the average salary equivalent to one month for one year of continuous work will be paid as severance pay.

III.	Kim Changhyun

On January 1, 2023, Cubebio entered into the executive employment agreement with Kim Changhyun to be effective as of January 1, 2023, pursuant to which Mr. Kim serves as the Chief Technology Officer of Cubebio (the “CH Agreement”). The CH Agreement provides for an annual base salary of $71,144. In the CH Agreement, if Mr. Kim CH is terminated by the company or voluntarily leaves the company, the average salary equivalent to one month for one year of continuous work will be paid as severance pay.

Non-Competition Agreements

Cubebio has not entered into any non-competition agreements with any of its employees. All emploees have signed the Non-competition pledge.

Other

Cubebio has no equity awards anticipated at the Closing of the Business Combination and no outstanding equity awards or incentive plans to date.

Director Compensation

For fiscal year 2023, Cubebio did not provide director compensation to its non-employee directors. However, all of the directors are reimbursed for their reasonable out-of-pocket expenses related to their services as a member of the Cubebio board of directors. In connection with the Business Combination, we intend to approve and implement a non-employee director compensation policy.

Executive Officer and Director Compensation Following the Business Combination

PubCo has not yet paid any compensation to its directors or executive officers. It is currently expected that the compensation to be paid to executive officers of PubCo will be substantially similar to the compensation paid to Cubebio executive officers immediately prior to the Merger Effective Time. In connection with the consummation of the Business Combination, PubCo intends to propose for adoption by the PubCo Board a compensation program for PubCo’s directors and key executives that is designed to align compensation with PubCo’s business objectives and the creation of stockholder value, while enabling PubCo to attract, retain, incentivize and reward directors who contribute to the long-term success of PubCo. The PubCo board of directors expects to review director and executive compensation periodically to ensure that its director and executive compensation remains competitive such that PubCo is able to recruit and retain qualified directors and executives. Following the closing of the merger, PubCo intends to develop a non-employee director compensation program.

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION
AND CORPORATE GOVERNANCE OF MOUNTAIN CREST

Current Directors and Executive Officers of Mountain Crest

The following table sets forth information about our directors and executive officers as of October 15, 2024.

Name	Age	Position
Suying Liu	36	Chairman, Chief Executive Officer and Chief Financial Officer
Nelson Haight	59	Director
Todd Milbourn	55	Director
Wenhua Zhang	54	Director

Dr. Suying Liu has been our Chairman, Chief Executive Officer and Chief Financial Officer since April 2021. Dr. Liu was a director of PLBY Group, Inc. (Nasdaq: PLBY) from the closing of its business combination with Mountain Crest Acquisition Corp (Nasdaq: MCAC) in February 2021 until August 2021, and he served as the Chairman and Chief Executive Officer of MCAC between November 2019 and February 2021. He was a director of Better Therapeutics Inc. (Nasdaq: BTTX) since it closed its business combination with Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) in October 2021 until April 2023, and he served as the Chairman and Chief Executive Officer of MCAD between July 2020 and October 2021. He was also a director of Etao International Co., Ltd. (Nasdaq: ETAO) since it closed its business combination with Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) in February 2023 until March 2023, and he served as the Chairman and Chief Executive Officer, and Chief Financial Officer of MCAE between March 2021 and February 2023. He has been a director of CH AUTO Inc. since it closed its business combination with Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) in March 2024, and he served as the Chairman, Chief Executive Officer, and Chief Financial Officer of MCAF between March 2021 and March 2024. He served as the Head of Corporate Strategy of Hudson Capital Inc. (Nasdaq: HUSN) between May 2020 and September 2020, where he led the company’s strategic development for both general operations and specific growth areas. Between November 2018 and April 2020, Dr. Liu served as the Chief Strategist of Mansion Capital LLC, a privately-held real estate investment firm. Prior to joining Mansion Capital, Dr. Liu was an investment strategist at J.P. Morgan Chase & Co. from July 2015 to October 2018, providing investment strategies to major Wall Street institutions spanning private equity, hedge funds and insurance companies. Dr. Liu began his career in academia, teaching a variety of degree programs from bachelor’s to executive education at Washington University Olin Business School between January 2013 and May 2015 while completing his doctoral studies, for which he received a PhD in finance in May 2015. Dr. Liu obtained a master’s in finance in December 2012 and his BA in economics and mathematics summa cum laude in May 2010 from Washington University in St. Louis.

Mr. Nelson Haight has been a member of our board of directors since April 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021. Mr. Haight served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 to February 2023. He also served as a member of the board of directors of Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) between March 2021 and March 2024. A veteran in the oil and gas industry with over 30 years of professional experience, Mr. Haight currently serves as Senior Vice President, Chief Financial Officer and Treasurer for Key Energy Services, Inc., which he joined in June 2020. From September 2019 to June 2020, Mr. Haight was the interim Chief Financial Officer for Element Markets, LLC, an environmental commodities firm. From November 2018 to June 2019, Mr. Haight was the interim Chief Financial Officer for Epic Companies, LLC, a family office backed oilfield service company. Epic Companies filed for bankruptcy in August 2019. Between July 2017 and September 2018, Mr. Haight was the Chief Financial Officer of Castleton Resources, LLC, a privately held exploration and production company. From December 2011 to July 2017, Mr. Haight served in various capacities from Vice President to Chief Financial Officer at Midstates Petroleum Company, Inc., an exploration and production company founded in 1993 and focused on the application of modern drilling and completion techniques to oil/liquids-prone resources in previously discovered yet underdeveloped hydrocarbon trends. In 2015, Mr. Haight led the team that raised $625 million in new capital for Midstates Petroleum. Midstates Petroleum filed for Chapter 11 bankruptcy in April 2016, and Mr. Haight was instrumental in its successful reorganization and emergence from bankruptcy in October 2016. Mr. Haight received an MPA and BBA from the University of Texas at Austin in May 1988 and is a Certified Public Accountant and member of the American Institute of Certified Public Accountants.

Dr. Todd Milbourn has been a member of our board of directors since April 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021. Dr. Milbourn served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 to February 2023. He also served as a member of the board of directors of Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) between March 2021 and March 2024. Dr. Milbourn is the Vice Dean and Hubert C. and Dorothy R. Moog Professor of Finance at Washington University Olin Business School, where he has researched and built academic programs in the areas of corporate finance, executive compensation and credit ratings since June 2000. With expertise on valuation, corporate finance, corporate governance, executive compensation and corporate risk-taking, Dr. Milbourn has been retained as an expert by private firms as well as the U.S. Department of Justice in cases related to fair rates of return, breach of contract damages and executive compensation programs, among others. Dr. Milbourn is also the Director and Chair of the Audit Committee of the Xanthus Fund at Oppenheimer, an asset management company with over 1,000 financial advisors and more than $90 billion assets under administration. Dr. Milbourn obtained his PhD in finance from Indiana University Kelly School of Business in December 1995 and BA in economics and mathematics from Augustana College in May 1991.

Mr. Wenhua Zhang has been a member of our board of directors since April 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021. Mr. Zhang served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 to February 2023. He also served as a member of the board of directors of Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) between March 2021 and March 2024. Mr. Zhang has been a Partner at Azia Capital Fund LP, a private investment firm, since October 2014. Mr. Zhang began his career in the financial industry as the Vice President of Equity Research in the technology, media and telecom sector with T. Rowe Price from August 2001 to May 2008, and later joined Bain Capital as Director of the Brookside Fund, a long short equity investments fund, between July 2008 and December 2010. From February 2011 to August 2012, Mr. Zhang was Senior Vice President and Portfolio Manager at Harvard Management Company, a wholly owned subsidiary of Harvard University charged with managing the university’s endowment assets, and then as Partner and Portfolio Manager at Newport Asia LLC between October 2012 and October 2014, investing in Asia’s high-growth companies on behalf of clients from institutions, endowments, and family offices. Mr. Zhang received an MBA with dual majors in finance and technology innovation from the Wharton School at the University of Pennsylvania in May 2001.

Number and Terms of Office of Officers and Directors

Our board of directors has four members, three of whom are deemed “independent” under SEC and Nasdaq rules. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Dr. Todd Milbourn and Wenhua Zhang, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Nelson Haight, will expire at the second annual meeting. The term of office of the third class of directors, consisting of Dr. Suying Liu, will expire at our third annual meeting of stockholders. We may not hold an annual meeting of stockholders until after we consummate our initial business combination.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our directors may consist of a chairman of the board, and that our officer may consist of chief executive officer, president, chief financial officer, executive vice president(s), vice president(s), secretary, treasurer and such other officers as may be determined by the board of directors.

Executive Compensation

No executive officer has received any cash compensation for services rendered to us. Until the completion of our initial business combination with a target business, we are paying to Mountain Crest Global Holdings LLC, a fee of $10,000 per month for providing us with office space and certain office and secretarial services. Other than the $10,000 per month administrative fee, no compensation or fees of any kind, including finder’s fees, consulting fees and other similar fees, will be paid to our insiders or any of the members of our management team, for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider our initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

Director Independence

Nasdaq listing standards require that within one year of the listing of our securities on the Nasdaq Capital Market we have at least three independent directors and that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors had determined that Nelson Haight, Dr. Todd Milbourn and Wenhua Zhang are “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must be approved by our audit committee and a majority of disinterested directors.

Audit Committee

Our audit committee of the board of directors consists of Nelson Haight, Dr. Todd Milbourn and Wenhua Zhang, each of whom is an independent director. Dr. Todd Milbourn serves as chairman of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Dr. Todd Milbourn qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

Our compensation committee of the board of directors consists of Nelson Haight, Dr. Todd Milbourn and Wenhua Zhang, each of whom is an independent director. Wenhua Zhang serves as chairman of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. Nelson Haight, Dr. Todd Milbourn and Wenhua Zhang will participate in the consideration and recommendation of director nominees. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

We may not have a compensation committee in place prior to the completion of our initial business combination. Any executive compensation matters that arise prior to the time we have a compensation committee in place will be determined by our independent directors. None of our directors who currently serve as members of our compensation committee is, or has at any time in the past been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any other entity that has one or more executive officers serving on our board of directors. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors of any other entity that has one or more executive officers serving on our compensation committee.

Conflicts of Interest

Investors should be aware of the following potential conflicts of interest:

●	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

●	In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. For example, all of our directors and officers currently serve in management positions for MOUNTAIN CREST ACQUISITION CORP. III (Nasdaq: MCAE) and Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF), all of which are special purpose acquisition companies incorporated in Delaware. Our directors and officers may continue to involve in the formation of other special purpose acquisition companies in the future. Thus, our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

●	Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

●	Unless we consummate our initial business combination, our officers, directors and other insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account.

●	The insider shares beneficially owned by our officers and directors will be released from escrow only if our initial business combination is successfully completed. Additionally, if we are unable to complete an initial business combination within the required time frame, our officers and directors will not be entitled to receive any amounts held in the trust account with respect to any of their insider shares or private units. Furthermore, Mountain Crest Global Holdings LLC has agreed that the private units will not be sold or transferred by it until after we have completed our initial business combination. For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effect our initial business combination.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

●	the corporation could financially undertake the opportunity;

●	the opportunity is within the corporation’s line of business; and

●	it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. In order to minimize potential conflicts of interest which may arise from multiple affiliations, our officers and directors (other than our independent directors) have agreed to present to us for our consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, until the earlier of: (1) our consummation of an initial business combination and (2) May 16, 2023. This agreement is, however, subject to any pre-existing fiduciary and contractual obligations such officer or director may from time to time have to another entity. Accordingly, if any of them becomes aware of a business combination opportunity which is suitable for an entity to which he or she has pre-existing fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete our business combination because in most cases the affiliated companies are closely held entities controlled by the officer or director or the nature of the affiliated company’s business is such that it is unlikely that a conflict will arise.

The following table summarizes the current material pre-existing fiduciary or contractual obligations of our officers, directors and director nominees:

Name of Individual	Name of Affiliated Company	Entity’s Business	Affiliation
Suying Liu	CH AUTO Inc.	Automobile	Director

Nelson Haight	Key Energy Services, Inc.	Energy	Senior Vice President, Chief Financial Officer and Treasurer

Todd Milbourn	Washington University Olin Business School	Higher Education	Vice Dean and Professor

Wenhua Zhang	Azia Capital LP	Finance	Partner

Our insiders, including our officers and directors, have agreed to vote any shares of common stock held by them in favor of our initial business combination. In addition, they have agreed to waive their respective rights to receive any amounts held in the trust account with respect to their insider shares and private shares if we are unable to complete our initial business combination within the required time frame. If they purchased shares of common stock in the Company’s IPO or in the open market, however, they would be entitled to receive their pro rata share of the amounts held in the trust account if we are unable to complete our initial business combination within the required time frame, but have agreed not to convert such shares in connection with the consummation of our initial business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our officers, directors or other insiders, unless we have obtained (i) an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view and (ii) the approval of a majority of our disinterested and independent directors (if we have any at that time). In no event will our insiders or any of the members of our management team be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is).

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Notwithstanding the foregoing, as set forth in our certificate of incorporation, such indemnification will not extend to any claims our insiders may make to us to cover any loss that they may sustain as a result of their agreement to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us as described elsewhere in the Prospectus.

Our bylaws also permits us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Code of Ethics

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our shares of Common Stock and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner.

Employment Agreements

We have not entered into any employment agreements with our executive officers and have not made any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation

No executive officer has received any cash compensation for services rendered to us. We currently pays our sponsor an aggregate fee of $10,000 per month for providing us with office space and certain office and secretarial services. However, this arrangement is solely for our benefit and is not intended to provide our Chief Executive Officer compensation in lieu of a salary.

Our officers and directors will also receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. Our audit committee will review and approve all reimbursements made to our sponsor, officers, directors or their respective affiliates, with any interested director abstaining from such review and approval.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. However, the amount of such compensation may not be known at the time of the stockholder meeting held to consider our initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K or a periodic report, as required by the SEC.

Security Ownership of Certain Beneficial Owners and Management
and Related Stockholder Matters.

The following table sets forth as of December 13, 2024 the number of shares of Common Stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of our issued and outstanding shares of Common Stock (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. As of December 13, 2024, we had 3,094,263 shares of Common Stock issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. The following table does not reflect record of beneficial rights included in the units or the private rights issued pursuant to the Company’s initial public offering as these rights are not convertible until consummation of the Company’s initial business combination.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
Suying Liu	2,165,800	69.99%
Nelson Haight	2,400	*
Todd T. Milbourn	2,400	*
Wenhua Zhang	2,400	*
All directors and executive officers as a group (4 individuals)	2,173,000	70.23%
Mountain Crest Global Holdings LLC(2)	2,165,800	69.99%

*	Less than one percent.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Mountain Crest Acquisition Corp. V, 524 Broadway, 11th Floor, New York, NY 10012.
(2)	Suying Liu has voting and dispositive power over the shares owned by the Sponsor.

All of the founder shares issued pursuant to our IPO are placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until (1) with respect to 50% of the founder shares, the earlier of one year after the date of the consummation of our initial business combination and the date on which the closing price of our shares of common stock equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and (2) with respect to the remaining 50% of the founder shares, one year after the date of our consummation of the initial business combination, or earlier, in either case, if, subsequent to the initial business combination, we consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the shareholders having the right to exchange their shares of common stock for cash, securities or other property.

During the escrow period, the holders of these shares will not be able to sell or transfer their securities except for transfers, assignments or sales (i) among our initial stockholders or to our initial stockholders’ members, officers, directors, consultants or their affiliates, (ii) to a holder’s stockholders or members upon its liquidation, (iii) by bona fide gift to a member of the holder’s immediate family or to a trust, the beneficiary of which is the holder or a member of the holder’s immediate family, for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, (vi) to us for no value for cancellation in connection with the consummation of our initial business combination, or (vii) in connection with the consummation of a business combination at prices no greater than the price at which the shares were originally purchased, in each case (except for clause (vi) or with our prior consent) where the transferee agrees to the terms of the escrow agreement and to be bound by these transfer restrictions, but will retain all other rights as our stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, there will be no liquidation distribution with respect to the founder shares.

Our insiders, officers and directors may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted into units at a price of $10.00 per unit. The units would consist of one share of our common stock and one right, which common stock and rights would be identical to the common stock and rights included in the private units. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no other proceeds from our trust account would be used for such repayment.

Limitation on Liability and Indemnification of Officers and Directors16

[_____]

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our ordinary shares and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner.

[16]	To be drafted.

PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS
AFTER THE BUSINESS COMBINATION

Director Nominees and Executive Officers

The following table sets forth certain information relating to the executive officers and directors of PubCo immediately after the consummation of the Business Combination.

Name	Age	Position(s)

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

The following is a brief biography of each of the executive officers of PubCo (some of whom will also be directors) upon the closing of Business Combination:

Non-Employee Directors

The following is a brief biography of each of the non-employee directors of PubCo upon the closing of Business Combination:

Family Relationships

There are no family relationships among any of the executive officers or directors of the Company.

Corporate Governance

PubCo will structure its corporate governance in a manner that it believes will closely align PubCo’s interests with those of its shareholders following the Business Combination.

PubCo will have independent director representation on its audit committee immediately at the time of the Business Combination, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors.

At least one of its directors will qualify as an “audit committee financial expert” as defined by the SEC.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest at a meeting of PubCo’s directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo’s Board of Directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.

Role of Board in Risk Oversight

The PubCo Board will have extensive involvement in the oversight of risk management related to PubCo and its business and will accomplish this oversight through the regular reporting to the PubCo Board by the audit committee. The audit committee will represent the PubCo Board by periodically reviewing PubCo’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of PubCo business and summarize for the PubCo Board all areas of risk and the appropriate mitigating factors. In addition, the PubCo Board will receive periodic detailed operating performance reviews from management.

Composition of the PubCo Board After the Business Combination

PubCo’s business and affairs will be managed under the direction of the PubCo Board, which will consist of [–] [(–)] directors. The number of directors is fixed by PubCo Board, subject to the terms of PubCo’s amended and restated memorandum and articles of association. Each of PubCo’s directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Term of Directors

Following the Business Combination, the PubCo Board will be classified as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the PubCo Board. The initial Class I directors shall serve for a term expiring at the first annual meeting of the shareholders following the Closing of the Business Combination, the initial Class II directors shall serve for a term expiring at the second annual meeting of the shareholders following the Closing of the Business Combination, and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Closing of the Business Combination. Each class will serve for a term of three years. At each annual meeting of shareholders, the class of directors whose term expires at that annual meeting will be subject to reelection for a three-year term.

Independence of the Board of Directors

In connection with the Business Combination, the PubCo Ordinary Shares will be listed on Nasdaq. Under the rules of Nasdaq, a director will only qualify as an “independent director” if that person is not an executive officer or employee, and in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

[The Mountain Crest Board has undertaken a review of the independence of each director and considered whether each director of PubCo has a material relationship with Cubebio that could compromise the director’s ability to exercise independent judgment in carrying out the director’s responsibilities. As a result of this review, Mountain Crest anticipates that [–] (representing [–] out of our [–] directors) will be considered “independent directors” as defined under the listing requirements and rules of Nasdaq and the applicable rules of the Exchange Act.]

Diversity and Inclusion Policy

PubCo will, prior to or concurrently with the listing of PubCo’s Ordinary Shares on Nasdaq, adopt a Diversity and Inclusion Policy intended to achieve PubCo’s diversity goals through regular review and monitoring. As an international organization with global operations across multiple regions, PubCo is mindful of the different market practices that apply in the countries in which will operate and recognizes the importance of ethnic and cultural diversity in its management and workforce. PubCo recognizes that each individual is unique, and diversity encompasses many dimensions. As such, PubCo recognizes all types of diversity under the policy. The policy applies to all directors, officers, employees and extended workforce, including PubCo’s directors and executive officers.

Under the terms of the policy, the PubCo board of directors will be responsible for the following:

●	annually setting measurable objectives for achieving gender diversity in the composition of the board of directors, senior management and workforce and, where appropriate, other aspects of diversity including in respect of women in leadership, age diversity and cultural diversity. The board will assess annually PubCo’s progress in achieving such objectives;

●	ensuring the Diversity and Inclusion Policy is on PubCo’s website; and

●	reviewing the objectives set for the relevant reporting period and PubCo’s progress in achieving the objectives in its annual report.

Compensation Committee Interlocks and Insider Participation

None of the expected PubCo executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who are expected to serve as a member of the PubCo Board.

Board Committees

After the completion of the Business Combination, the standing committees of PubCo’s Board will consist of an audit committee, a compensation committee and a nominating and corporate governance committee, the composition and function of which is expected to comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. The PubCo Board will adopt a written charter for each of these board committees, which will be available on PubCo’s website upon the completion of the Business Combination. Each committee’s members and functions are described below. The PubCo Board may also, from time to time, establish other committees.

PubCo’s president and chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of PubCo’s Board will provide appropriate risk oversight.

Audit Committee

Upon the completion of the Business Combination, we expect PubCo to have an audit committee, consisting of [–], who will be serving as the chairperson, [–] and [–]. Each of the members of PubCo’s audit committee will satisfy the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and Listing Rules of the Nasdaq, including Rule 5605(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act, as amended.

PubCo’s Board has also determined that [–] will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The audit committee will oversee PubCo’s accounting and financial reporting processes and the audits of its financial statements. The functions of this committee will include, among other things:

●	evaluating the performance, independence, qualifications and compensation of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

●	reviewing our financial reporting processes and disclosure controls;

●	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

●	reviewing the adequacy and effectiveness of our internal control policies and procedures, including the effectiveness of our internal audit function;

●	reviewing with the independent auditors the annual audit plan, including the scope of audit activities;

●	obtaining and reviewing at least annually a report by our independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

●	reviewing and evaluating our independent auditor’s lead audit partner and the rotation of audit partners as required by law;

●	prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

●	reviewing our annual and semi-annual financial statements and reports, including the disclosures contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cubebio” and discussing the statements and reports with our independent auditors and management;

●	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of our financial controls and critical accounting policies;

●	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

●	establishing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls, auditing or other matters;

●	establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	reviewing and discussing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

●	reviewing and evaluating the audit committee charter annually and recommending any proposed changes to the board; and

●	such other matters that are specifically delegated to PubCo’s audit committee by the PubCo Board from time to time.

Compensation Committee

Upon the completion of the Business Combination, we expect PubCo to have a compensation committee, consisting of [–], who will be serving as the chairperson, [–] and [–]. Each of the members of PubCo’s compensation committee will meet the requirements for independence under the applicable rules and regulations of the SEC and rules of Nasdaq, including Rule 5605(c)(2) of the Listing Rules of the Nasdaq.

The compensation committee will assist the PubCo Board in reviewing and approving the compensation structure, including all forms of compensation, relating to the PubCo’s directors and executive officers. PubCo’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The functions of the committee will include, among other things:

●	reviewing and approving any corporate objectives that pertain to the determination of executive compensation;

●	reviewing and approving the compensation and other terms of employment of our executive officers;

●	reviewing and approving performance goals and objectives relevant to the compensation of our chief executive officer;

●	evaluating the chief executive officer’s performance in light of the foregoing goals and objectives and, either as a committee or together with the other independent directors, determining and approving our chief executive officer’s compensation level based on this evaluation;

●	making recommendations to the board regarding non-chief executive officer compensation and the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the board;

●	administering equity incentive plans, to the extent such authority is delegated by the board;

●	reviewing and evaluating the compensation committee charter annually and recommending any proposed changes to the board; and

●	such other matters that are specifically delegated to the compensation committee by the PubCo Board from time to time.

Nominating and Corporate Governance Committee

Upon the completion of the Business Combination, we expect PubCo to have a nominating and corporate governance committee, consisting of [–], who will be serving as the chairperson, [–] and [–]. Each of the members of PubCo’s nominating and corporate governance committee will meet the requirements for independence under the applicable rules and regulations of the SEC and rules of Nasdaq, including Rule 5605(c)(2) of the Listing Rules of the Nasdaq.

The nominating and corporate governance committee will assist the PubCo Board in selecting individuals qualified to become PubCo’s directors and in determining the composition of the PubCo Board and its committees. The functions of this committee will include, among other things:

●	identifying, reviewing, and making recommendations of candidates to serve on the board;

●	evaluating the performance of the board, committees of the board, and individual directors and determining whether continued service on the board is appropriate;

●	evaluating nominations by shareholders of candidates for election to the board;

●	evaluating the current size, composition, and organization of the board and its committees and making recommendations to the board for approvals;

●	developing a set of corporate governance policies and principles and recommending to the board any changes to such policies and principles;

●	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the board current and emerging corporate governance trends;

●	reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the board; and

●	such other matters that are specifically delegated to the nominating and corporate governance committee by the PubCo board from time to time

Code of Conduct

PubCo will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on PubCo’s website upon the completion of the Business Combination. PubCo’s code of business conduct is a “code of ethics”, as defined in Item 406(b) of Regulation S-K. PubCo will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.

Employment Agreements and Indemnification Agreements

Prior to or concurrently with the Closing, PubCo will enter into employment agreements with all executive officers also include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment. A form of such employment is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo. A form of indemnification agreement is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, Cubebio paid an aggregate of US$[–] million in cash to directors and executive officers who will continue as the PubCo’s directors and executive officers. Cubebio currently has an equity incentive plan in place, pursuant to which, its board of directors may grant [–]. Prior or concurrently with the Closing, PubCo will adopt the PubCo Equity Incentive Plan under which to grant awards to its directors, consultants, and employees.

PubCo Equity Incentive Plan17

Foreign Private Issuer Status

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices may differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

[17]	To be drafted.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT PRIOR TO THE BUSINESS COMBINATION

The following table sets forth as of October 10, 2024 the number of shares of Common Stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of our issued and outstanding shares of Common Stock (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. As of October 10, 2024, we had 3,320,221 shares of Common Stock issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. The following table does not reflect record of beneficial rights included in the units or the private rights issued pursuant to the Company’s initial public offering as these rights are not convertible until consummation of the Company’s initial business combination.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
Suying Liu	2,165,800	69.99%
Nelson Haight	2,400	*
Todd T. Milbourn	2,400	*
Wenhua Zhang	2,400	*
All directors and executive officers as a group (4 individuals)	2,173,000	70.23%
Mountain Crest Global Holdings LLC(2)	2,165,800	69.99%

*	Less than one percent.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Mountain Crest Acquisition Corp. V, 524 Broadway, 11th Floor, New York, NY 10012.
(2)	Suying Liu has voting and dispositive power over the shares owned by the Sponsor.

SECURITY OWNERSHIP OF PUBCO
AFTER THE BUSINESS COMBINATION

The following tables sets forth information regarding the beneficial ownership of PubCo Ordinary Shares immediately after the consummation of the Business Combination by:

●	each person known to PubCo who will be the beneficial owner of more than 5% of any class of its shares immediately after the Business Combination;

●	each of its officers and directors; and

●	all of its officers and directors as a group

No Redemption Scenario:

	PubCo Ordinary Shares		Voting Power (%)
Name and Address of Beneficial Owner	Number	%	%
Executive Officers and Directors
	-	-	-
	-	-	-
	-	-	-
	-	-	-
	-	-	-
	-	-	-
	-	-	-

All Executive Officers and Directors as a group	-	-	-

	PubCo Ordinary Shares		Voting Power (%)
Name and Address of Beneficial Owner	Number	%	%
5% Or Greater Holders
	-	-	-
	-	-	-
	-	-	-

Full Redemption Scenario:

	PubCo Ordinary Shares		Voting Power (%)
Name and Address of Beneficial Owner	Number	%	%
Executive Officers and Directors
	-	-	-
	-	-	-
	-	-	-
	-	-	-
	-	-	-
	-	-	-
	-	-	-

All Executive Officers and Directors as a group	-	-	-

	PubCo Ordinary Shares		Voting Power (%)
Name and Address of Beneficial Owner	Number	%	%
5% Or Greater Holders
	-	-	-
	-	-	-
	-	-	-

CERTAIN RELATED PARTY TRANSACTIONS

Certain Transactions of Mountain Crest

Certain Relationships and Related Transactions, and Director Independence.

Founder Shares

On April 8, 2021, the Company issued 1,437,500 shares of Common Stock (the “Insider Shares”) to the Sponsor for an aggregate purchase price of $25,000. The 1,437,500 Insider Shares include an aggregate of up to 187,500 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Sponsor will collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor does not purchase any Public Shares in the Initial Public Offering and excluding the Private Shares). In connection with the increase in the size of the offering, on November 2, 2021, the company declared a 20% stock dividend on each insider share thereby increasing the number of issued and outstanding Insider Shares to 1,725,000, including up to an aggregate of 225,000 shares of Common Stock subject to forfeiture by our insiders to the extent that the underwriters’ over-allotment option is not exercised in full or in part. The stock dividend was considered in substance a recapitalization transaction, which was recorded and presented retroactively. As a result of the underwriters’ election to fully exercise their over-allotment option on November 18, 2021, no Insider Shares are currently subject to forfeiture.

Administrative Support Agreement

The Company agreed, commencing on November 12, 2021, to pay the Sponsor, affiliates, or advisors a total of up to $10,000 per month for office space, utilities, out of pocket expenses, and secretarial and administrative support. The arrangement will terminate upon the earlier of the Company’s consummation of a Business Combination or its liquidation. For the years ended December 31, 2023 and 2022, the Company incurred and paid $120,000 and $120,000 in fees for these services, respectively.

Promissory Notes

On October 30, 2023, the Company issued an unsecured promissory note in the aggregate principal amount up to $400,000 (the “2023 Sponsor Note”) to the Company’s Sponsor. Pursuant to the 2023 Sponsor Note, the Sponsor agreed to loan to the Company an aggregate amount up to $400,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the 2023 Sponsor Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial Business Combination with a target business, or (ii) the date the Company liquidates if a Business Combination is not consummated. The 2023 Sponsor Note does not bear interest. In the event that the Company does not consummate a Business Combination, the 2023 Sponsor Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the 2023 Sponsor Note will be used by the Company for working capital purposes. As of December 31, 2023, there was $200,000 outstanding under the 2023 Sponsor Note.

Further, on August 14, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $500,000 (the “2024 Sponsor Note”) to the Company’s Sponsor. Pursuant to the 2024 Sponsor Note, the Sponsor agreed to loan to the Company an aggregate amount up to $500,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the 2024 Sponsor Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The 2024 Sponsor Note does not bear interest. In the event that the Company does not consummate a business combination, the 2024 Sponsor Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the 2024 Sponsor Note will be used by the Company for working capital purposes.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into Private Units at a price of $10.00 per unit. The Private Units would be identical to the Private Units. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held In the Trust Account would be used to repay the Working Capital Loans.

On February 15, 2023, the Company issued a non-interest bearing, unsecured promissory note in the aggregate principal amount of $300,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor loaned the Company an aggregate amount of $300,000 that is due and payable upon the Company’s consummation of an initial Business Combination with a target business. The Note will either be paid upon consummation of the Company’s initial Business Combination, or, at the Sponsor’s discretion, converted upon consummation of the Company’s Business Combination into private units at a price of $10.00 per unit. The loan will be forgiven, except to the extent of any funds held outside of the trust account, by the Sponsor or its affiliates if the Company is unable to consummate an initial Business Combination during the Combination Period. On May 16, 2023, the Company and the Sponsor entered into an amendment to the Note, pursuant to which the Note and the forgiveness term was extended from May 16, 2023 to November 16, 2024.

On September 13, 2023, as approved by the Company’s audit committee, the Company entered into the Note Conversion Agreement with the Sponsor, to convert the Note into 75,000 shares of the Company’s Common Stock. Accordingly, the Company satisfied the Note in exchange for the issuance of 75,000 shares of Common Stock.

On October 30, 2023, the Company issued an unsecured promissory note in the aggregate principal amount up to $400,000 (the “2023 Note”) to the Company’s Sponsor. Pursuant to the 2023 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $400,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the 2023 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial Business Combination with a target business, or (ii) the date the Company liquidates if a Business Combination is not consummated. The 2023 Note does not bear interest. In the event that the Company does not consummate a Business Combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the 2023 Note will be used by the Company for working capital purposes.

On April 3, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “2024 Note” and together with the 2023 Note, the “Notes”) to the Sponsor. Pursuant to the 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the 2024 Note will be used by the Company for working capital purposes.

On April 19, 2024, as approved by the Company’s audit committee, the Company entered into a note conversion agreement (the “Note Conversion Agreement”) with the Sponsor, to convert the Principal Amount due under the Notes into 150,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) (See Note 6).

As of June 30, 2024 and December 31, 2023, there were $0 and $200,000 outstanding amounts under the Notes, respectively.

On April 30, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “April 2024 Note”) to the Sponsor. Pursuant to the April 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the April 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The April 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the April 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the April 2024 Note will be used by the Company for working capital purposes. As of June 30, 2024, there was $250,000 outstanding amounts under this April 2024 Note.

On August 14, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $500,000 (the “August 2024 Note”) to the Sponsor. Pursuant to the August 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $500,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the August 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The August 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the August 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. As of September 30, 2024, there was $150,000 outstanding under the August 2024 Note.

Certain Transactions of Cubebio

Certain Relationships and Related Transactions, and Director Independence.

Eunjong Choi

On September 20, 2023, Cubebio entered into a Loan Agreement with Eunjong Choi, the Chief Executive Officer of the Company, under which Eunjong Choi borrowed ₩30,000,000 KRW, or approximately $21,794 USD, from the Company. As of November 13, 2024, there was no outstanding balance left.

On September 21, 2023, Cubebio entered into a Loan Agreement with Eunjong Choi, the Chief Executive Officer of the Company, under which Eunjong Choi borrowed ₩300,000,000 KRW, or approximately $217,936 USD, from the Company. As of November 13, there was ₩170,000,000 KRW, or approximately $123,497 USD, left outstanding.

On October 23, 2023, Cubebio entered into a Loan Agreement with Eunjong Choi, the Chief Executive Officer of the Company, under which Eunjong Choi borrowed ₩100,000,000 KRW, or approximately $72,645 USD from the Company. As of November 13, 2024, there was ₩100,000,000 KRW, or approximately $72,645 USD, left outstanding. On November 2, 2023, the Company entered into a Loan Agreement with Eunjong Choi, the Chief Executive Officer of the Company, under which Eunjong Choi borrowed ₩170,000,000 KRW, or approximately $123,497 USD from the Company. As of November 13, 2024, there was ₩170,000,000 KRW, or approximately $123,497 USD, left outstanding.

Junggon Kim

On January 2, 2023, Cubebio entered into a Loan Agreement with Junggon Kim, a close family member of Jaemyung Kim, under which Junggon Kim borrowed ₩700,000,000 KRW, or approximately $508,518 USD, from the Company. As of November 13, 2024, there was no outstanding balance left.

Jaemyung Kim

On August 18, 2023, Cubebio entered into the 15th Bonds with Warrants, or the “BW,” Purchase Agreement with Jaemyung Kim, a related party following his appointment as a registered director in March 2023, under which Jaemyung Kim lended ₩300,000,000 KRW, or approximately $217,936 USD, to the Company. As of November 13, 2024, there was no outstanding balance left.

Seyoon Kim

On August 18, 2023, Cubebio entered into the 15th BW Purchase Agreement with Seyoon Kim, a close family member of Jaemyung Kim, under which Seyoon Kim lended ₩210,000,000 KRW, or approximately $152,555 USD to the Company. As of November 13, 2024, there was no outstanding balance left.

Well Core

On January 2, 2023, the Company entered into a Loan Agreement with Wellcore, the entity having significant influence over the Company, under which Well Core borrowed ₩500,000,000 KRW, or approximately $363,227 USD, from the Company. As of November 13, 2024, there was no outstanding balance left.

On May 4, 2023, the Company entered into a Loan Agreement with Well Core, the entity having significant influence over the Company, under which Well Core borrowed ₩400,000,000 KRW, or approximately $290,582 USD, from the Company. As of November 13, 2024, there was no outstanding balance left.

Company Shareholder Support Agreement

Simultaneously with the execution of the Business Combination Agreement, Cubebio, Mountain Crest, and certain shareholders listed in Exhibit A thereto entered into the Company Shareholder Support Agreement, whereby such shareholders agree to vote in favor of the Transaction, approve the amendment to the governing documents of Cubebio for purposes of effecting the Transactions, and vote against any actions materially impeding such Transactions.

Sponsor Support Agreement

Simultaneously with the execution of the Business Combination Agreement, Cubebio and the Sponsor entered into a Sponsor Support Agreement, whereby the Sponsor agreed to vote in favor of the Transaction, approve the amendment to the governing documents of Cubebio for purposes of effecting the Transactions, and vote against any actions materially impeding such Transactions.

Director and Officer Indemnification

[We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we will have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.]

Related Person Transaction Policy

We have a written related-person transaction policy, to be effective upon the closing of this offering, that applies to our executive officers, directors, director nominees, holders of more than five percent of any class of our voting securities, and any member of the immediate family of, and any entity affiliated with, any of the foregoing persons. Such persons will not be permitted to enter into a related person transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, director nominee, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, the commercial reasonableness of the terms of the transaction and the materiality and character of the related person’s direct or indirect interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material U.S. federal income tax consequences of the (i) the Business Combination to U.S. Holders (as defined below) of Mountain Crest Common Stock (excluding any redeemed shares) and Mountain Crest Rights (collectively, the “Mountain Crest securities”), (ii) the ownership and disposition of the PubCo Ordinary Shares received in the Business Combination (the “PubCo securities”) and (iii) exercise of the Mountain Crest Common Stock redemption rights by U.S. Holders and Non-U.S. Holders.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition PubCo securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This discussion is limited to considerations relevant to U.S. Holders and Non-U.S. Holders that hold Mountain Crest securities, and, after the Business Combination, PubCo securities, in each case, as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	controlled foreign corporations or passive foreign investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in any such entities;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received shares of Mountain Crest Common Stock through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of Mountain Crest Common Stock, or, after the Business Combination, the outstanding PubCo Ordinary Shares;

●	persons holding Mountain Crest securities, or, after the Business Combination (including the SPAC Merger), PubCo securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction; or

●	the Sponsor or its affiliates.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Mountain Crest securities, and, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combinationand the subsequent ownership and disposition of PubCo securities received in the Business Combination.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. ALL HOLDERS OF MOUNTAIN CREST SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

Tax Residence of PubCo for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, PubCo, which is organized under the laws of the Cayman Islands, is classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and require an analysis of all relevant facts and circumstances, and there is limited guidance on their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if, pursuant to a plan or series of related transactions, each of the following three conditions are met: (i) the non-U.S. corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation; (ii) after the acquisition, the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (as determined under the Treasury Regulations); and (iii) subject to the Third Country Rule discussed below, after the acquisition, the percentage (by vote or value) of the shares of the acquiring non-U.S. corporation held by former shareholders and security holders of the U.S. corporation by reason of holding shares and securities (including rights to acquire shares and securities) of the U.S. corporation (which includes the receipt of the non-U.S. corporation’s shares in the acquisition) (the “Section 7874 Percentage”) is at least 80%. The third requirement is referred to herein as the “Ownership Test.”

The Treasury Regulations promulgated under Section 7874 include a rule that generally provides that, if (i) there is an acquisition of a domestic company by a non-U.S. corporation in which the Section 7874 Percentage is at least 60% (without the application of the Third Party Rule, as defined below), and (ii) in a related acquisition, such non-U.S. corporation acquires another non-U.S. corporation and the acquiring non-U.S. corporation is not subject to tax as a resident in the foreign country in which the acquired non-U.S. corporation was subject to tax as a resident prior to the acquisitions, then stock of the acquiring non-U.S. corporation held by former shareholders of the acquired non-U.S. corporation by reason of having held stock in the acquired non-U.S. corporation is excluded in applying the Ownership Test. This rule is referred to herein as the “Third Country Rule.” If applicable, the Third Country Rule increases the Section 7874 Percentage and generally results in the acquiring non-U.S. corporation meeting the Ownership Test. As a result, the application of Section 7874 to the Business Combination depends on the Section 7874 Percentage.

Based on the terms of the Business Combination, the rules for determining share ownership and calculating the Section 7874 Percentage under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, immediately after the Business Combination, former Mountain Crest security holders are expected to be treated as holding less than 60% (by both vote and value) of the PubCo Ordinary Shares by reason of their ownership of Mountain Crest Common Stock and other securities. As a result, under current law, regardless of whether Third Country Rule applies, PubCo should be treated as a non-U.S. corporation for U.S. federal income tax purposes. However, neither Mountain Crest nor PubCo has sought nor will seek any ruling from the Internal Revenue Service (the “IRS”) or any opinion from any tax advisor as to such tax treatment, and the closing of the Business Combination is not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisor in regards to, any particular tax treatment. Further, there can be no assurance that your, Mountain Crest’s or PubCo’s tax advisors, the IRS, or a court will agree with the position that PubCo is not treated as a U.S. corporation pursuant to Section 7874. No representation is being made to you that PubCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. As noted above, the rules under Section 7874 are complex and require an analysis of all relevant facts and circumstances, and there is limited guidance as to their application. Further, whether the Ownership Test has been satisfied must be finally determined after the completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances.

The computation of the Section 7874 Percentage is subject to various complex adjustments for which there is limited guidance. For example, for purposes of determining the Section 7874 Percentage, (i) any “non-ordinary course distributions” (within the meaning of the Treasury Regulations) made by the acquired U.S. corporation during the 36 months preceding the acquisition, including certain dividends and share repurchases, (ii) shares of the acquiring non-U.S. corporation’s stock attributable to the foreign acquirer’s passive assets (as determined under applicable rules), and (iii) any shares held by shareholders of the acquiring non-U.S. corporation that were issued for cash in a public offering related to the acquisition or other passive assets, in each case, are disregarded. In addition, changes to the rules in Section 7874 or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect PubCo’s status as a non-U.S. corporation for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to one of those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

If PubCo were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial U.S. tax liability, in addition to tax liability in its country of residence, and the gross amount of any dividend payments to its Non-U.S. Holders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax.

The remainder of this discussion assumes that PubCo will not be treated as a U.S. corporation for U.S. federal income tax purposes. However, neither Mountain Crest nor PubCo is representing to you that PubCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874.

U.S. Holders

This section applies to you if you are a U.S. Holder. As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Mountain Crest securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Consequences of the Business Combination

The U.S. federal income tax consequences of the Business Combination to U.S. Holders of shares of Mountain Crest securities will depend, in part, on whether the Merger qualifies as a transaction governed by Section 351 of the Code, and whether the requirements of Section 367(a) of the Code are satisfied.

The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond Mountain Crest or PubCo’s control. For example, if more than 20% of the PubCo Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. However, we do not expect that any of the PubCo Ordinary Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. In general, for the Business Combination to meet these additional requirements, certain reporting requirements must be satisfied and (i) no more than 50% of both the total voting power and the total value of the stock of the transferee foreign corporation is received, in the aggregate, by the “U.S. transferors” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) in the transaction; (ii) no more than 50% of each of the total voting power and the total value of the stock of the transferee foreign corporation is owned, in the aggregate, immediately after the transaction by “U.S. persons” (as defined in the Treasury regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of the transferred U.S. corporation; and (iii) the “active trade or business test” as defined in Treasury regulations Section 1.367(a)-3(c)(3) must be satisfied. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied in the case of the Business Combination. The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisor concerning the application of these rules to the Business Combination under their particular circumstances, including whether the U.S. Holder will be a five-percent transferee shareholder and the possibility of entering into a “gain recognition agreement” under applicable Treasury regulations.

Additionally, if U.S. Holders of Mountain Crest Rights were to be treated for U.S. federal income tax purposes as receiving PubCo Ordinary Shares in discharge of Mountain Crest’s obligations under the Mountain Crest Rights (instead of as receiving such PubCo Ordinary Shares in exchange for transferring the Mountain Crest Rights to PubCo), the Business Combination would generally be a fully taxable transaction for U.S. federal tax purposes with respect to the Mountain Crest Rights. Due to the absence of authority on the U.S. federal income tax treatment of the Mountain Crest Rights, there can be no assurance on the characterization of the Mountain Crest Rights that would be adopted by the IRS or a court of law. Accordingly, U.S. Holders of Mountain Crest Rights are urged to consult with their tax advisors regarding the treatment of their Mountain Crest Rights in connection with the Business Combination.

If the Business Combination qualifies as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code described above are satisfied, and subject to the discussion above regarding Mountain Crest Rights, a U.S. Holder that exchanges its Mountain Crest securities in the Business Combination for PubCo Ordinary Shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the PubCo Ordinary Shares received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the Mountain Crest securities surrendered in the Business Combination in exchange therefor. The holding period of the PubCo Ordinary Shares should include the holding period of the Mountain Crest securities surrendered in the Business Combination in exchange therefor.

If the Business Combination qualifies as a transaction governed by Section 351 of the Code, and the requirements of Section 367(a) are not satisfied, a U.S. Holder may recognize gain (but not loss) as a result of the Business Combination.

If the Business Combination fails to qualify for tax-deferred treatment for a reason other than the application of Section 367(a) of the Code, the Business Combination will be a fully taxable transaction for U.S. federal tax purposes. In that case, a U.S. Holder that exchanges its Mountain Crest securities for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the Mountain Crest securities exchanged. A U.S. Holder’s aggregate tax basis in the PubCo Ordinary Shares received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo Ordinary Shares received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such PubCo Ordinary Shares. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Mountain Crest securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. It is unclear, however, whether the redemption rights with respect to the Mountain Crest securities have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange Mountain Crest securities for PubCo Ordinary Shares pursuant to the Business Combination, and the qualification of the Business Combination as a tax-free exchange, and the potential application of Section 367(a) to the Business Combination, and the consequences of exchanging Mountain Crest Rights.

Material U.S. Federal Income Tax Consequences of Exercise Redemption Rights

In the event that a U.S. Holder elects to redeem its Mountain Crest Common Stock for cash as described in the redemption provisions herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the Mountain Crest Common Stock under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the Mountain Crest Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the Mountain Crest Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Mountain Crest Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

If the redemption does not qualify as a sale or exchange of Mountain Crest Common Stock, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Mountain Crest’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the Mountain Crest Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock. Dividends paid to a U.S. Holder that is a taxable corporation may qualify for the dividends received deduction if the requisite holding period is satisfied, subject to the “extraordinary dividend” provisions of the Code (which could cause a reduction in the tax basis of such corporate U.S. Holder’s Mountain Crest Common Stock and increase the amount of gain or decrease the amount of loss recognized by such U.S. Holder in connection with a disposition of its shares). With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the Mountain Crest Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of shares of Mountain Crest Common Stock treated as held by the U.S. Holder (including any Mountain Crest Common Stock constructively owned by the U.S. Holder as a result of owning Mountain Crest Rights) relative to all of the shares of Mountain Crest Common Stock outstanding both before and after the redemption. The redemption of Mountain Crest Common Stock generally will be treated as a sale or exchange of the Mountain Crest Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Mountain Crest or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only Mountain Crest Common Stock actually owned by the U.S. Holder, but also shares of Mountain Crest Common Stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Mountain Crest Common Stock which could be acquired pursuant to the exercise of the Mountain Crest Rights. In order to meet the substantially disproportionate test, the percentage of Mountain Crest’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the Mountain Crest Common Stock must, among other requirements, be less than 80% of the percentage of Mountain Crest’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the Mountain Crest Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the Mountain Crest Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other Mountain Crest Common Stock. The redemption of the Mountain Crest Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Mountain Crest. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Mountain Crest will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed common stock will be added to the U.S. Holder’s adjusted tax basis in its remaining Mountain Crest Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Mountain Crest Rights or possibly in other Mountain Crest Common Stock constructively owned by it. Shareholders who hold different blocks of Mountain Crest Common Stock (generally, Mountain Crest Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Material U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Ordinary Shares

Distributions on PubCo Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code. To the extent that the amount of the distribution exceeds PubCo’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its PubCo Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. Holders (including individuals), from a “qualified foreign corporation” may be eligible for preferential rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. There can be no assurances that PubCo will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the Nasdaq (on which PubCo intends to apply to list the PubCo Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Ordinary Shares are listed on Nasdaq, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that (i) do not meet a minimum holding period requirement during which they are not protected from the risk of loss or (ii) elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense), will not be eligible for the preferential rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, Pubco will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by PubCo may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on PubCo Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Pubco Securities

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Ordinary Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in the PubCo Ordinary Shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Ordinary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to certain limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Ordinary Shares will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. Holders of the PubCo Ordinary Shares could be materially different from that described above if PubCo is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

PubCo has not made a determination as to whether it currently is, or in the future may become, a PFIC, but there is a possibility that it may be classified as a PFIC for its taxable year that includes the date of the Business Combination or in the foreseeable future. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of PubCo is expected to depend, in part, upon (a) the market value of the PubCo Ordinary Shares, and (b) the composition of the assets and income of PubCo. Further, because PubCo may value its goodwill based on the market value of the PubCo Ordinary Shares, a decrease in the market value of the PubCo Ordinary Shares and/or an increase in cash or other passive assets (including as a result of the Business Combination) would increase the relative percentage of its passive assets. Moreover, PubCo may be classified as a PFIC for its taxable year that includes the date of the closing of the Business Combination as a result of interest income that PubCo earns on its deposits, which generally will be treated as passive income. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that PubCo is a PFIC for the taxable year that includes the date of the Business Combination or in a future year.

If PubCo is or becomes a PFIC during any year in which a U.S. Holder holds PubCo Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. Holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your PubCo Ordinary Shares, and (ii) any “excess distribution” you receive on your PubCo Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on PubCo Ordinary Shares during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

●	the gain or excess distribution will be allocated ratably over the period during which you held your PubCo Ordinary Shares;

●	the amount allocated to the current taxable year, will be treated as ordinary income; and

●	the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your PubCo Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

QEF Regime. A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. Holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. Holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if amount is not distributed to the U.S. Holder. Thus, the U.S. Holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. PubCo shareholders that are U.S. Holders subject to U.S. federal income tax should not expect that they will receive cash distributions from PubCo sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions.

The timely QEF election also allows the electing U.S. Holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to our shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. Holder may over time be taxed on amounts that as an economic matter exceed our net profits.

A U.S. Holder’s tax basis in PubCo Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as QDI. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. You should consult your tax advisors as to the manner in which QEF income inclusions affect your allocable share of PubCo’s income and your basis in your PubCo Ordinary Shares.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from PubCo. If PubCo determines it or any of its subsidiaries is a PFIC for any taxable year, upon written request, PubCo will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a “qualified electing fund” election. In addition, if PubCo holds an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. Holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which PubCo holds an interest will not qualify as a PFIC, or that a PFIC in which PubCo holds an interest will provide the information necessary for a QEF election to be made by a U.S. Holder (in particular if PubCo does not control that PFIC).

Mark-to-Market Regime. Alternatively, a U.S. Holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that PubCo Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that PubCo Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of PubCo Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. Holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as PubCo) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. We advise you to consult your own tax advisor to determine whether the mark-to-market tax election is available to you and the consequences resulting from such election.

PFIC Reporting Requirements. A U.S. Holder of PubCo Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Mountain Crest securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes, including:

●	a nonresident alien individual, other than certain former citizens and residents of the United States;

●	a foreign corporation; or

●	a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. A holder who is such an individual should consult his or her tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of Mountain Crest securities or PubCo Ordinary Shares.

Material U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Securities

Assuming that PubCo is not treated as a U.S. corporation under the rules discussed above, a Non-U.S. Holder of PubCo Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on PubCo Ordinary Shares or any gain recognized on a sale or other disposition of PubCo Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s PubCo Ordinary Shares) unless the dividend or gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder). In addition, special rules may apply to a Non-U.S. Holder who is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of PubCo Ordinary Shares.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (or, under certain income tax treaties, that are attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate provided by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s Mountain Crest Common Stock as described in the redemption provisions herein generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Mountain Crest Common Stock, as described above.

Any redeeming Non-U.S. Holder will generally not be subject to U.S. federal income tax on any capital gain recognized as a result of the redemption unless one of the exceptions described in “— Non-U.S. Holders — Material U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo securities” applies.

With respect to any redemption treated as a distribution other than a sale or exchange, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, Mountain Crest will be required to withhold U.S. tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of the Mountain Crest Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described above.

This withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders with respect to their PubCo Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of PubCo Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of Mountain Crest Common Stock. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to PubCo securities, subject to certain exceptions (including an exception for PubCo securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax return, for each year in which they hold PubCo securities. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult with their own tax advisors regarding information reporting requirements relating to their ownership of PubCo securities.

Dividends paid with respect to PubCo Ordinary Shares (including constructive dividends) and proceeds from the sale or other disposition of PubCo Ordinary Shares received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-ECI, or otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

FATCA

FATCA generally imposes a U.S. federal withholding tax of 30% on dividends on Mountain Crest Common Stock paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on Mountain Crest Common Stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding obligations under FATCA generally apply to payments of dividends (including constructive dividends) on Mountain Crest Common Stock. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph.

Additionally, FATCA may impose a 30% withholding tax on payments of gross proceeds from the sale, exchange or redemption of property that gives rise to U.S.-source dividends or interest, including the Mountain Crest Common Stock. The IRS recently issued Proposed Treasury Regulations that eliminate withholding on payments of gross proceeds. Pursuant to the Proposed Treasury Regulations, the issuer and any withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until the final regulations are issued. Redeeming Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of FATCA to redemptions of Mountain Crest Common Stock.

CAYMAN ISLANDS TAXATION

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

SHARES ELIGIBLE FOR FUTURE SALE

DESCRIPTION OF PUBCO’S SECURITIES

PubCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Its affairs are governed by its amended and restated memorandum and articles of association, as amended and restated from time to time, and the Cayman Islands Companies Act (as amended), which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of future taxation for a defined period of time;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

PubCo Ordinary Shares

PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. The share capital of PubCo is US$100,000 divided into 990,000,000 ordinary shares of par value of $0.0001 each and 10,000,000 preference shares or a par value US$0.0001 each.

PubCo Ordinary Shares

The following includes a summary of the terms of PubCo Ordinary Shares, based on its Memorandum and Articles of Association and Cayman Islands law. Immediately prior to the consummation of the Business Combination, PubCo shall amend its memorandum and articles of association, which amendment is referred to herein as the “Memorandum and Articles of Association.” According to the Memorandum and Articles of Association, the authorized share capital of post-closing company is US$100,000 divided into 990,000,000 ordinary shares of par value of $0.0001 each and 10,000,000 preference shares or a par value US$0.0001 each.

General. Immediately prior to the consummation of the Business Combination, PubCo’s authorized share capital is $100,000 divided into 990,000,000 ordinary shares of par value of $0.0001 each and 10,000,000 preference shares or a par value US$0.0001 each. All of PubCo’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. PubCo may not issue share to bearer. PubCo’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of PubCo’s ordinary shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. In addition, PubCo’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. PubCo’s Memorandum and Articles of Association provide that no dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless PubCo’s directors determine that, immediately after the payment, PubCo will be able to pay its debts as they become due in the ordinary course of business and PubCo has funds lawfully available for such purpose.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each PubCo ordinary share is entitled to one vote. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of holders of a majority of the Shares being individuals present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy shall be a quorum. As a Cayman Islands exempted company, PubCo is not obliged by the Companies Act to call shareholders’ annual general meetings. PubCo’s Memorandum and Articles of Association provide that PubCo may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case PubCo will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of PubCo’s shareholders may be called by a majority of its Board of Directors or its chairman. PubCo’s Memorandum and Articles of Association provide its shareholders with the right to put any proposals before annual general meetings. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to the principal executive offices of PubCo not less than 120 calendar days before the date of PubCo’s proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before PubCo begins to print and send its related proxy materials.

An ordinary resolution is a resolution passed by a simple majority of the shareholders, as being entitled to do so, vote in person or by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles, while a special resolution is a resolution passed by no less than two-thirds of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting, and includes a unanimous written resolution. A special resolution will be required for important matters such as a change of name or making changes to PubCo’s Memorandum and Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions in PubCo’s Memorandum and Articles of Association as set out below, any of PubCo’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by PubCo’s Board of Directors.

PubCo’s Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which PubCo has a lien. PubCo’s Board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as PubCo’s Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as PubCo’s directors may from time to time require is paid to PubCo in respect thereof.

If PubCo’s directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as PubCo’s Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as PubCo’s board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst PubCo’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst PubCo’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise. If PubCo’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by PubCo’s shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. PubCo may issue shares on terms that such shares are subject to redemption, at PubCo’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by PubCo’s Board of Directors or by a special resolution of PubCo’s shareholders. PubCo may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its Board of Directors or are otherwise authorized by its Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of PubCo’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, PubCo may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time PubCo’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not PubCo is being wound-up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors of PubCo not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the avoidance of doubt, the directors of PubCo reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of shares of the relevant class. To any such meeting all the provisions of PurCo’s Charter relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

Inspection of Books and Records. Holders of PubCo Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of PubCo’s list of shareholders or its corporate records. However, PubCo will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. PubCo’s Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

PubCo’s Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

PubCo’s Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of PubCo’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that authorize PubCo’s Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Exempted Company. PubCo is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

COMPARISON OF SHAREHOLDERS’ RIGHTS

In connection with the Business Combination, holders of Mountain Crest Common Stock will become shareholders of PubCo and their rights will be governed by the Cayman Islands law and the Proposed PubCo Charter. Currently, the rights of stockholders of Mountain Crest are governed by the laws of Delaware and the Mountain Crest Charter.

This section describes the material differences between the rights of Mountain Crest Stockholders and the proposed rights of PubCo’s shareholders. This summary is not complete and does not cover all of the differences between Mountain Crest’s and PubCo’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of Delaware law, the Cayman Islands laws and Mountain Crest’s and PubCo’s organizational documents. For information on the Mountain Crest see the section titled, “Where You Can Find Additional Information” in this proxy statement/prospectus. For a summary of the Proposed PubCo Charter, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus and see the full text of the Proposed PubCo Charter attached to this proxy statement/prospectus as Annex B.

Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware	The Companies Act (2020 Revision)

General Vote Required for Combinations with Interested Stockholders/Shareholders

Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.

No Similar Provision

Appraisal Rights

Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.

Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except:

(a) shares or depository receipts of the corporation surviving or resulting from such merger;

(b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Provision	Delaware	Cayman Islands
Requirements for Stockholder/ Shareholder Approval	Subject to the certificate of incorporation, stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, dissolution and amendments of constitutional documents require a majority of outstanding shares entitled to vote thereon; most other stockholder approvals, other than the election of directors, require a majority of those present and entitled to vote, provided a quorum is present.	Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements) by simple majority of the shares present and voting at a meeting of shareholders. Where the proposed action requires approval by “Special Resolution” (such as the amendment of the company’s constitutional documents) the approval of not less than two-thirds of the shares present and voting at a meeting of shareholders is required.

Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.

Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements.	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.

Removal of Directors;

Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

(1) unless the charter otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or

(2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Provision	Delaware	Cayman Islands
Number of Directors	The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.

Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes a fiduciary duty to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation shall have the power to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.	A Cayman Islands exempted company generally may indemnify its directors or officers, except with regard to fraud or willful default.

Limited Liability of Directors	Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.	Liability of directors may be limited, except with regard to their own fraud or willful default.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

PubCo is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. PubCo was incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions;

●	and the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

●	the Cayman Islands has a less exhaustive body of securities laws as compared to the United States and these securities laws may provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States

The Proposed PubCo Charter do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between PubCo, PubCo’s officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and all of PubCo’s assets are located outside the United States. A majority of PubCo’s directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against PubCo or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples, PubCo’s and Cubebio’s counsel as to Cayman Islands law has advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands, would:

●	recognize or enforce judgments of United States courts obtained against PubCo or PubCo’s directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against PubCo or PubCo’s directors or officers predicated upon the securities laws of the United States or any state in the United States

[There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands may in certain circumstances recognize and enforce a foreign money judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:(a) is given by a foreign court of competent jurisdiction and such foreign court had proper jurisdiction over the parties subject to such judgment as a matter of Cayman Islands conflict of law rules; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final and conclusive; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands and/or inconsistent with a Cayman Islands judgment in respect of the same matter (awards of punitive or multiple damages may well be held to be contrary to public policy). Subject to the above limitations, in appropriate circumstances, in an original action to recognize and enforce such orders in the Cayman Islands, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.]

LEGAL MATTERS

The validity of the PubCo Ordinary Shares will be passed upon by Maples, Cayman Islands counsel to PubCo, and Nelson Mullins, PubCo’s U.S. counsel, respectively. Certain legal matters will be passed upon for Cubebio by Nelson Mullins. Loeb & Loeb LLP has acted as U.S. securities counsel to Mountain Crest Acquisition Corp. V.

EXPERTS

The financial statements of Cubebio Holdings Limited as of September 30, 2024, and for the period September 24, 2024 (inception) to September 30, 2024 included in this proxy statement/prospectus have been so included in reliance on the report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of CubeBio Co., Ltd. as of December 31, 2023 and for the year then ended included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 31 to the financial statements) of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of Mountain Crest as of and for the years ended December 31, 2023, and 2022 included in this registration statement have been audited by UHY LLP, an independent registered public accounting firm as stated in their report appearing herein. The report contains an explanatory paragraph relating to the Mountain Crest’s ability to continue as a going concern as described in Note 1 to the financial statements. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Stockholder PROPOSALS AND OTHER MATTERS

Management of Mountain Crest knows of no other matters which may be brought before the Special Meeting. If any matter other than the Business Combination or related matters should properly come before the Special Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO StockholderS

Pursuant to the rules of the SEC, Mountain Crest and its agents that deliver communications to its stockholders are permitted to deliver to two or more shareholders sharing the same address a single copy of proxy statement/prospectus of Mountain Crest. Upon written or oral request, Mountain Crest will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address who wishes to receive separate copies of such documents in the future. Stockholders receiving multiple copies of such documents may likewise request that Mountain Crest deliver single copies of such documents in the future. Stockholders may notify Mountain Crest of their requests by calling or writing Mountain Crest at its principal executive offices at 524 Broadway, 11th Floor, New York, NY 10012.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Mountain Crest is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC.

Neither Mountain Crest, PubCo nor Cubebio has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to shareholders of Mountain Crest nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

Cubebio HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Cubebio Holdings Limited.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Cubebio Holdings Limited (the “Company”) as of September 30, 2024, and the related statements of operations and comprehensive loss, of changes in equity and of cash flows for the period from September 24, 2024 (inception) to September 30, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the period from September 24, 2024 (inception) to September 30, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, KOREA

February 14, 2025

We have served as the Company’s auditor since 2024.

Cubebio HOLDINGS LIMITED

STATEMENT OF FINANCIAL POSITION

As of September 30, 2024

September 30, 2024
ASSETS
Other receivables – related parties	50,000
TOTAL ASSETS	$50,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other payables – related parties	30,000
TOTAL LIABILITIES	$30,000

STOCKHOLDERS’ EQUITY
Common stock	50,000
Accumulated deficit	(30,000)
Total stockholders’ equity	20,000
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$50,000

The accompanying notes are an integral part of these financial statements.

Cubebio HOLDINGS LIMITED

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

For the period from September 24, 2024 (inception) to September 30, 2024

For the period from September 22, 2024 (inception) to September 30, 2024
Revenue	$-
Operating expenses
General and administrative expenses	$30,000
Total operating cost and expenses	$30,000
Loss from operations	$(30,000)
Net loss	$(30,000)

Comprehensive loss	$(30,000)

Weighted average number of shares of common stock outstanding, basic and diluted	50,000
Basic and diluted net loss per share of common stock	$(0.6)

The accompanying notes are an integral part of these financial statements.

Cubebio HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

For the period from September 24, 2024 (inception) to September 30, 2024

	Common stock		Other	Accumulated
	Shares	Amount	Reserves	Deficit	Total
Balance, September 24, 2024 (inception)	-	$-	$-	$-	$-
Shares issued for related party receivable	50,000	50,000	-	-	50,000
Net loss	-	-	-	(30,000)	(30,000)
Balance, September 30, 2024	50,000	$50,000	$-	$(30,000)	$20,000

The accompanying notes are an integral part of these financial statements.

Cubebio HOLDINGS LIMITED

STATEMENT OF CASH FLOWS

For the period from September 24, 2024 (inception) to September 30, 2024

For the period from September 24, 2024 (inception) to September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(30,000)
Adjustments to reconcile net income to net cash used in operations:
Changes in operating assets and liabilities:
Other payables – related parties	30,000
CASH USED IN OPERATING ACTIVITIES	$-

CASH FLOWS FROM INVESTING ACTIVITIES	$-
CASH USED IN INVESTING ACTIVITIES	$-

CASH FLOWS FROM FINANCING ACTIVITIES	$-
CASH USED IN FINANCING ACTIVITIES	$-

Cash and cash equivalents, beginning of period	$-
Cash and cash equivalents, end of period	$-

The accompanying notes are an integral part of these financial statements.

Cubebio HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

For the period from September 24, 2024 (inception) to September 30, 2024

1. General Information

Cubebio Holdings Limited (the “Company,” or “CHL”) was incorporated on September 24, and the Company’s registered office is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands. The Company was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the Business Combination Agreement (as described in the next paragraph). The Company will maintain two direct wholly-owned subsidiaries, CHL SPAC Merger Sub Inc. (the “SPAC Merger Sub”), a Delaware corporation and CHL Korea Exchange Sub Ltd. (the “Exchange Sub’), a stock corporation to be organized under the laws of the Republic of Korea. SPAC Merger Sub and Exchange Sub will be incorporated to facilitate the consummation of the Business Combination Agreement. As of September 30, 2024, these two wholly-owned entities have not yet been incorporated and therefore have had no operations.

On August 29, 2024, Mountain Crest Acquisition Corp., V, a Delaware corporation (“MCAG”), entered into the Business Combination Agreement, as may be amended, supplemented or otherwise modified from time to time, the “BCA”, by and between MCAG and Cubebio Co., Ltd., a corporation organized under the laws of Korea (the “Cubebio”), pursuant to which the following transactions will occur: subject to the approval and adoption of the BCA by the stockholders of MCAG and Cubebio, (1) SPAC Merger Sub will be merged with and into MCAG with MCAG being the surviving entity (the “SPAC Merger”) as a direct wholly owned subsidiary of the Company, and (2) all shareholders of Cubebio shall transfer their respective common shares to the Exchange Sub, in exchange for the right to receive the Company’s common shares (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination, the Company expects the Company’s common shares to be listed and traded on The Nasdaq Stock Market.

Following the consummation of the transactions contemplated by the BCA, the Company will be the surviving publicly-traded entity. However, the consummation of the transactions contemplated by the BCA is subject to numerous conditions, and there can be no assurances that such conditions will be satisfied.

2. Basis of Accounting

These financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), on the historical cost basis, and in the presentation currency U.S. Dollar. All amounts are in actual U.S. Dollar unless otherwise stated. These financial statements were authorized for issuance by the board of directors on February 14, 2025.

The number of shares used to calculate diluted loss per share of common shares attributable to common shareholders is the same as the number of shares used to calculate basic loss per share of common shares attributable to common shareholders for the period presented because there were no potentially dilutive securities outstanding during the period.

The loss per share presented in the statement of operations and comprehensive loss is based on the following for the period from September 24, 2024 (inception) to September 30, 2024:

Common Stock
Basic and diluted net loss per share:
Numerator
Allocation of net loss	$(30,000)
Denominator:
Basic and diluted weighted average number of shares outstanding	50,000
Basic and diluted net loss per share	$(0.6)

Cubebio HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

For the period from September 24, 2024 (inception) to September 30, 2024

3. Material accounting policies

The material following accounting policies followed by the Company in preparation of its financial statements are as follows:

A.	Financial assets and Financial liabilities

Financial instruments are any form of contract that gives rise to a financial asset in one company and a financial liability or equity instrument in another company. A financial asset or financial liability is included in the statement of financial position when the entity becomes a party to the contractual terms of the instrument. Other financial liabilities and other financial assets, including liabilities to and receivables from related parties, are valued at amortized cost. A financial asset is removed from the statement of financial position when the contractual right to cash flow from the asset has ceased or been settled. The same applies where the risks and benefits associated with the holding are essentially transferred to another party and the entity no longer has control over the financial asset. A financial liability is derecognized when the agreed obligation has been fulfilled or ceased.

B.	Organization cost

When issuing common share, incremental costs directly attributable to the equity transaction that otherwise would have been avoided are accounted for as a deduction from equity while other issuing related costs and organization costs are expensed as incurred.

The amount of $30,000 is expensed as incurred whose amount is paid on behalf of the Company and accordingly the Company owes CubeBio Co., Ltd. that will go through the Share Swap with the Exchange Sub, to be organized under the laws of the Republic of Korea, to pay $30,000 USD in accordance with the terms and conditions of its corresponding promissory note in return. It is recorded as a payable under the caption Other payables – related parties in the Company’s Statement of Financial Position.

4. Share capital

Details of share capital as of September 30, 2024 are as follows:

September 30, 2024
Number of authorized shares	50,000
Value per share	$1
Number of shares issued	50,000
Common share	$50,000

During September 2024, the Company entered into an agreement to issue 50,000 shares of common share for gross proceeds of $50,000. Each ordinary share maintains one voting right. The entire amount of this equity is held by the CEO of the Company and recorded as a receivable under the caption Other receivables - related parties in the Company’s Statement of Financial Position.

Cubebio HOLDINGS LIMITED

NOTES TO FINANCIAL STATEMENTS

For the period from September 24, 2024 (inception) to September 30, 2024

5. Operating Segments

Segment Information: IFRS 8, Operating Segments (“IFRS 8”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as a single operating segment. The Company’s CODM is the chief executive officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM uses cash flows as the primary measure to manage the business and does not segment the business for internal reporting or decision making.

6. Related Parties

A.	List of related parties

List of related parties that had transactions with the Company for the periods covered by the financial statements as of September 30, 2024 is as follows:

Relationship	September 30, 2024
Individual that has control over the Company (*1)	EUN JONG CHOI
Other related party (*2)	CUBEBIO Co., Ltd.

(*1)	The Company recognized “EUN JONG CHOI” as a related party as EUN JONG CHOI is a key management personnel member as the CEO of the Company, holding 100% of its equity share.
(*2)	The Company recognized “CUBEBIO Co., Ltd.” as a related party as EUN JONG CHOI, an individual that has control over the Company, is simultaneously the CEO of “CUBEBIO Co., Ltd.”

B.	Account balances with related parties

Details of receivables and payables account balances with related parties for the period from September 24, 2024 (inception) to September 30, 2024, are as follows:

		September 30, 2024
Related party	Name of entity	Payables	Receivables
		(In U.S. Dollar)
Individual that has control over the Company	EUN JONG CHOI	$-	50,000
Other related party	CUBEBIO Co., Ltd.	30,000	-
Total		$30,000	50,000

C.	Financing transactions with related parties

Details of significant financing transactions with related parties for the period from September 24, 2024 (inception) to September 30, 2024 are as follows:

			2024
Related party	Name of entity	Account	September 24 (Inception)	Increase	Decrease	September 30
			(In U.S. Dollar)
Individual that has control over the Company	EUN JONG CHOI	Other receivables	$-	50,000	-	50,000
Other related party	CUBEBIO Co., Ltd.	Other payables	-	30,000	-	30,000
Total			$-	80,000	-	80,000

Cubebio Co., Ltd.

Cubebio Co., Ltd.

STATEMENTS OF FINANCIAL POSITION

As of June 30, 2024 and December 31, 2023

	Note		June 30, 2024 (unaudited)	December 31, 2023 (audited)
			(In thousands of Korean won)
Assets
Cash and cash equivalents	6,19,21	₩	458,189	668,235
Short-term loans, net	7,19		600,000	900,000
- Related parties	23		600,000	900,000
Accounts receivable - other, net	8,19,24		75,273	51,827
- Related parties	23		20,100	15,450
- Non-related parties			55,173	36,377
Other current assets			73,249	24,285
Current tax assets	14		3,737	14,307
Total current assets			1,210,448	1,658,654
Long-term financial instruments	19		30,000	30,000
Long-term loans, net	7,19		1,366,200	1,366,200
Property and equipment including right-of-use assets	11,12,24		1,773,158	1,937,760
Intangible assets	13		204,731	234,991
Other non-current financial assets	19,24		469,115	446,053
Other non-current non-financial assets			50,400	50,400
Long-term accounts receivable - other, net	8,19		1,521	982
Total non-current assets			3,895,125	4,066,386
Total assets		₩	5,105,573	5,725,040

The accompanying notes are an integral part of these unaudited condensed financial statements.

Cubebio Co., Ltd.

STATEMENTS OF FINANCIAL POSITION

As of June 30, 2024 and December 31, 2023

	Note		June 30, 2024 (unaudited)	December 31, 2023 (audited)
			(In thousands of Korean won)
Liabilities
Accounts payable - other, net	19	₩	669,907	377,375
- Related parties	23		3,427	-
- Non-related parties			666,480	377,375
Other current non-financial liabilities	24		210,661	209,642
Short-term borrowings			400,000	-
- Related parties	23		400,000	-
Bond with warrants	18,19,24		5,376,750	4,827,086
- Related parties	23		2,449,601	2,190,936
- Non-related parties			2,927,149	2,636,151
Derivative liabilities	10,18,19		1,858,233	2,152,547
Current lease liabilities	12,19,24		114,163	108,627
Total current liabilities			8,629,715	7,675,277
Defined benefit liabilities	17		787,143	718,383
Other non-current provisions	16,19		48,181	48,024
Non-current lease liabilities	12,19,24		611,412	667,758
Total non-current liabilities			1,446,736	1,434,165
Total liabilities		₩	10,076,451	9,109,442
Equity
Share capital	20	₩	24,535,238	23,808,105
Share premium			34,831,412	32,610,201
Other reserves	20		(225,764)	1,340,781
Other comprehensive income	20		201,386	201,386
Accumulated deficit			(64,313,150)	(61,344,875)
Total equity			(4,970,878)	(3,384,402)
Total liabilities and equity		₩	5,105,573	5,725,040

The accompanying notes are an integral part of these unaudited condensed financial statements.

Cubebio Co., Ltd.

STATEMENTS OF COMPREHENSIVE LOSS (unaudited)

For the six-month periods ended June 30, 2024 and 2023

	Note		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
			(In thousands of Korean won)
Revenues
Revenue	5	₩	-	-
Total revenues			-	-
Cost of revenues			-	-
Gross profit			-	-
Selling, general and administrative expenses			(2,706,308)	(1,796,155)
Other income			3	8,917
Other expenses			(34,093)	(37,189)
Operating loss	5		(2,740,398)	(1,824,427)
Finance income			371,075	135,515
- Related parties	23		14,329	13,750
- Non-related parties			356,746	121,765
Finance costs			(598,952)	(482,569)
- Related parties	23		(262,093)	(93,566)
- Non-related parties			(336,859)	(389,003)
Loss before income tax			(2,968,275)	(2,171,481)
Income tax expenses	14		-	-
Loss for the period	5	₩	(2,968,275)	(2,171,481)
Other comprehensive income			-	-
Total comprehensive loss for the period		₩	(2,968,275)	(2,171,481)
Loss per share (in Korean won)
Basic loss per share	15	₩	(61)	(53)
Diluted loss per share	15		(61)	(53)

The accompanying notes are an integral part of these unaudited condensed financial statements.

Cubebio Co., Ltd.

STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the six-month periods ended June 30, 2024 and 2023

	Note		Share capital	Share Premium	Other reserves	Other comprehensives income	Retained earnings	Total
			(In thousands of Korean won)
Balance at January 1, 2023		₩	22,145,485	27,686,873	6,863,792	253,002	(56,471,871)	477,281
Total comprehensive income (loss) for the period
Loss for the period			-	-	-	-	(2,171,481)	(2,171,481)
Total comprehensive loss for the period			-	-	-	-	(2,171,481)	(2,171,481)
Transaction with owners, recognized directly in equity
Issuance of bond with warrants			-	30,382	-	-	-	30,382
Reclassification of warrants from liability to equity			-	165,204	-	-	-	165,204
Stock option exercised	22		1,187,900	2,689,406	(2,689,406)	-	-	1,187,900
Acquisition of treasury shares	20		-	-	(1,808,647)	-	-	(1,808,647)
Balance at June 30, 2023		₩	23,333,385	30,571,865	2,365,739	253,002	(58,643,352)	(2,119,361)
Balance at January 1, 2024			23,808,105	32,610,201	1,340,781	201,386	(61,344,874)	(3,384,402)
Total comprehensive income (loss) for the period
Loss for the period			-	-	-		(2,968,275)	(2,968,275)
Total comprehensive loss for the period			-	-	-		(2,968,275)	(2,968,275)
Transaction with owners, recognized directly in equity			-	-	-		-	-
Warrants exercised	20		10,333	44,666	-		-	54,999
Stock option exercised	22		716,800	1,622,835	(1,622,835)		-	716,800
Disposal of treasury shares	20		-	553,710	56,290		-	610,000
Balance at June 30, 2024			24,535,238	34,831,412	(225,764)	201,386	(64,313,150)	(4,970,878)

The accompanying notes are an integral part of these unaudited condensed financial statements.

Cubebio Co., Ltd.

STATEMENTS OF CASH FLOWS (unaudited)

For the six-month periods ended June 30, 2024 and 2023

	Note		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
			(In thousands of Korean won)
Cash flows from operating activities
Loss for the period		₩	(2,968,275)	(2,171,481)
Adjustments to reconcile net income to net cash provided by operating activities	24		750,475	1,489,008
Interest received			16,680	17,646
Interest paid			(32,087)	(36,307)
Income taxes paid			10,570	6,855
Net cash outflow from operating activities			(2,222,637)	(694,279)
Cash flows from investing activities
Loans made			-	(1,100,000)
Loan repayments			300,000	-
Acquisition of long-term financial instruments			-	(30,000)
Deposit refunded			-	15,051
Proceeds from disposal of property and equipment			-	24,091
Purchase of property and equipment			-	(48,731)
Purchase of intangible assets			-	(2,564)
Net cash inflow (outflow) in investing activities			300,000	(1,142,153)
Cash flows from financing activities
Proceeds from issuance of bond with warrants			-	750,000
Payment of bond with warrants			(2)	(1,500,000)
Proceeds from warrants exercised			35,000	-
Proceeds from stock options exercised			716,800	1,187,900
Payment of Lease Liability Principal			(52,848)	(49,896)
Disposal of treasury shares			610,000	-
Proceeds from short-term borrowings			400,000	-
Net cash inflow in financing activities			1,708,950	388,004
Effect of exchange rate changes on cash and cash equivalents			3,641	2,625
Net change in cash and cash equivalents			(213,687)	(1,448,428)
Cash and cash equivalents at beginning of the period	7		668,235	2,065,019
Cash and cash equivalents at end of the period	7	₩	458,189	619,216

The accompanying notes are an integral part of these unaudited condensed financial statements.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

1. Reporting entity

The Company

Cubebio Co., Ltd. (the “Company”) was incorporated in November 2011 and the Company’s registered office is at 9, Digital-ro 10-gil, Geumcheon-gu, Seoul, Republic of Korea. The Company primarily engages in discovering, designing, developing, manufacturing, and selling in-vitro diagnostics using liquid biopsies for strategic cancer treatment.

The Company’s major shareholders and their respective percentage of ownership as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024		December 31, 2023
	Number of shares	Ownership (%)	Number of shares	Ownership (%)
Well Core Co., Ltd.	11,730,698	23.91%	11,020,698	23.14%
Treasury shares	4,747,500	9.67%	4,900,000	10.29%
Others	32,592,278	66.42%	31,695,512	66.57%
Total	49,070,476	100.00%	47,616,210	100.00%

2. Basis of Presentation and Material Accounting Policies

A.	Basis of Presentation

These unaudited financial statements have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”).

These unaudited interim financial statements for the six months ended June 30, 2024 and 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Company’s last annual financial statements as at and for the years ended December 31, 2023 (“last annual financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

B.	Material Accounting Policies

Material accounting policies and methods of computation used in the preparation of the interim financial statements are consistent with those of the last annual financial statements for the year ended December 31, 2023, except for the changes described below.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

i.	New and amended standards or interpretations adopted by the Company

The Company applied the following amended standards for June 30, 2024 reporting period.

IAS 1 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The adoption of the amendments does not have a significant impact on the Company’s financial statements.

IAS 7 Statements of Cash Flows and IFRS 7 Financial instruments disclosures - Supplier finance

These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. The amendments should be applied for annual periods beginning on or after January 1, 2024, with transitional relief in the first year. The adoption of the amendments does not have a significant impact on the Company’s financial statements.

IFRS 16 Leases – Lease Liability in a Sale and Leaseback

The amendments add requirements for the subsequent measurement of sale-and-leaseback transactions that are accounted for as sales in accordance with IFRS 15, Revenue from Contracts with Customers. The amendments require the seller-lessee to calculate the ‘lease payments’ or ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any gain or loss for the rights of use that the seller-lessee continues to retain after the lease commences. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted. The adoption of the amendments does not have a significant impact on the Company’s financial statements.

ii.	New and amended standards or interpretations not yet adopted by the Company

The following new accounting standards and interpretations have been published but are not mandatory for June 30, 2024 reporting period, and have not been early adopted by the Company.

IAS 21 The effects of changes in foreign exchange rates - Lack of Exchangeability

The amendments add requirements to help entities to determine whether a currency is exchangeable into another currency at a measurement date for a specified purpose and the spot exchange rate to use when it is not. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

IFRS 18 Presentation and Disclosure in Financial Statements

Items in the statement of profit or loss will need to be classified into one of five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 requires the Company to present specified totals and subtotals: ‘Operating profit or loss’, ‘Profit or loss’ and ‘Profit or loss before financing and income taxes’. Information related to management-defined performance measures should be disclosed. IFRS 18 also provides enhanced guidance on the principles of aggregation and disaggregation which focus on grouping items based on their shared characteristics. The new standard should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

C.	Basis of measurement

These financial statements have been prepared on a historical cost basis except for the following items, which are measured on an alternative basis at each reporting date.

Items	Measurement bases
Defined benefit liabilities	Present value
Financial instruments measured at fair value through profit or loss (“FVTPL”)	Fair value

3. Functional and presentation currency

These financial statements are presented in Korean Won, which is the Company’s functional currency.

4. Use of judgements and estimates

In preparing these financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

A.	Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

Note 12(A): lease term: whether the Company is reasonably certain to exercise extension options.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

B.	Assumptions and estimation uncertainties

i.	Estimation uncertainties

Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in material adjustments to the carrying amounts of assets and liabilities within the next financial year is as follows:

The Company establishes additional current tax liabilities for income taxes when, despite the belief that tax positions are fully supportable, there remain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxation authority. The impact of current tax liabilities for uncertain tax positions, as well as the related net interest and penalties, is included in income taxes in the statements of operations.

ii.	Measurement of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities.

When measuring the fair value of financial instruments measured at FVTPL, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

●	Note 18: Derivative instruments;

●	Note 19(B): Financial instruments;

●	Note 22(B): Share-based payment arrangements.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

5. Operating segments

A.	Basis for segmentation

The Company’s operating segments have been identified asa single business unit, by which the Company currently engages in discovering and developing in-vitro diagnostics products for cancers.

The Company’s chief executive officer reviews the internal management reports of the business at least annually.

B.	Information about reportable segments

Information related to the reportable segment is set out below. Segment operating profit is used to measure performance because management believes that this information is the most relevant for evaluating the results of the segment relative to other entities that operate in the same industry.

The segment information for the six-month periods ended June 30, 2024 and 2023 is as follows:

		June 30, 2024	June 30, 2023
		(In thousands of Korean won)
Segment revenue	₩	-	-
Depreciation/Amortization		196,900	204,067
Segment operating loss		(2,740,398)	(1,824,427)
Segment loss for the period		(2,968,275)	(2,171,481)

C.	Geographic information

The Company is managed and operated in Seoul, South Korea. In presenting the geographic information, non-current assets are based on the geographic location of the Company’s operations.

6. Cash and cash equivalents

Cash and cash equivalents as of June 30, 2024 and 2023 are as follows:

		June 30, 2024	December 31, 2023
		(In thousands of Korean won)
Deposit in banks	₩	444,988	591,257
Foreign currency deposit in banks		13,201	76,978
Total	₩	458,189	668,235

The Company doesn’t have any restricted cash and cash equivalents as of June 30, 2024 and 2023.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

7. Loans

A.	Terms and collection schedule

The terms and conditions of outstanding loans as of June 30, 2024 and December 31, 2023 are as follows:

				June 30, 2024		December 31, 2023
				(In thousands of Korean won)
	Currency	Nominal interest rate	Maturity	Face value	Carrying amount	Face value	Carrying amount
Short-term loans, net
MERITin Corp. (*1)	KRW	6.90%	30-Sep-15	1,803,750	-	1,803,750	-
POEX Holdings Corp. (*2)	KRW	4.60%	24-Feb-20	50,000	-	50,000	-
Well Core Co., Ltd.	KRW	4.60%	03-May-24	-	-	300,000	300,000
Eun Jong Choi	KRW	4.60%	19-Sep-24	30,000	30,000	30,000	30,000
Eun Jong Choi	KRW	4.60%	20-Sep-24	300,000	300,000	300,000	300,000
Eun Jong Choi	KRW	4.60%	22-Oct-24	100,000	100,000	100,000	100,000
Eun Jong Choi	KRW	4.60%	01-Nov-24	170,000	170,000	170,000	170,000
Subtotal				2,453,750	600,000	2,753,750	900,000
Long-term loans, net
Magium Corp.	KRW	5.00%	31-Mar-25 (*3)	2,300,000	1,366,200	2,300,000	1,366,200
Total				4,753,750	1,966,200	5,053,750	2,266,200

(*1)	The Company recognized a full provision for the balance of loan as of December 31, 2015.
(*2)	The Company recognized a full provision for the balance of loan as of December 31, 2020.
(*3)	The loan was classified as long-term as it is expected not to be realized within 12 months after the June 30, 2024 reporting period.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

8. Accounts receivables

Details of accounts receivables as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		(In thousands of Korean won)
		Gross amount	Provision for impairment	Carrying amount
Current
Accrued income	₩	20,100	-	20,100
Accounts receivable - other, net		55,173	-	55,173
Subtotal		75,273	-	75,273
Non-Current
Accrued income		115,992	(114,471)	1,521
Total	₩	191,265	(114,471)	76,794

		December 31, 2023
		(In thousands of Korean won)
		Gross amount	Provision for impairment	Carrying amount
Current
Accrued income	₩	15,450	-	15,450
Accounts receivable - other, net		36,377	-	36,377
Subtotal		51,827	-	51,827
Non-Current
Accrued income		81,392	(80,410)	982
Total	₩	133,219	(80,410)	52,809

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

Details of the changes in the loss allowance of account receivables for the six-month periods ended June 30, 2024 and 2023 are as follows:

		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
		(In thousands of Korean won)
Allowance for doubtful accounts (Short-term accrued income)
Beginning of the period	₩	-	18,589
Other bad debt expenses		-	30,656
Reclassification of short-term to long-term		-	(49,245)
Ending of the period	₩	-	-
Allowance for doubtful accounts (Long-term accrued income)
Beginning of the period	₩	80,410	-
Other bad debt expenses		34,061	-
Reclassification of short-term to long-term		-	49,245
Ending of the period	₩	114,471	49,245

9. Inventories

Details of inventories as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
		(In thousands of Korean won)
Merchandise	₩	256,286	256,286
Allowance for inventory valuation		(256,286)	(256,286)
Total	₩	-	-

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

10. Financial instruments – Fair values and risk management

A.	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

The carrying amounts of financial instruments by category as of June 30, 2024 are as follows:

		Carrying amount	Fair value	Level 1	Level 2	Level 3	Total
		(In thousands of Korean won)
Financial liabilities at fair value through profit or loss
Derivative liabilities (*)	₩	1,858,233	1,858,233	-	-	1,858,233	1,858,233

(*)	Represents the early redemption rights of the issuer and the investor, which are embedded derivatives of bonds with warrants issued to fund the operations.

The carrying amounts of financial instruments by category as of December 31, 2023 are as follows:

		Carrying amount	Fair value	Level 1	Level 2	Level 3	Total
		(In thousands of Korean won)
Financial liabilities at fair value through profit or loss
Derivative liabilities (*)	₩	2,152,547	2,152,546	-	-	2,152,547	2,152,547

(*)	Represents the detachable warrants and early redemption rights of the issuer and the investor, which are embedded derivatives of bonds with warrants issued to fund the operation.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

B.	Measurement of fair values

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: all inputs other than quoted prices included in Level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability.

●	Level 3: unobservable inputs for the asset or liability

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies, or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of the entity-specific information. At this time, if all the significant input variables required to measure the fair value are observable, the financial instruments are classified as Level 2.

If one or more significant input variable is not based on observable market information, the item is included in Level 3.

The Company recognizes the bond with warrants as financial liabilities measured at amortized cost. Also, The Company recognizes the early redemption rights of the issuer and the bondholders as financial liabilities measured at FVTPL. In addition, the Company recognizes the detachable warrants as financial liabilities or equity measured at FVTPL.

The Company uses various valuation methods to determine the fair value of financial instruments that are not traded in an active market. Early redemption rights recognized as derivative financial liabilities are measured using the discounted present value method. Inputs used to such valuation methods include interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with the natures of assets and liabilities measured.

Valuation inputs used in level 3 fair value measurements as of June 30, 2024 and December 31, 2023 are as follows:

	2024	2023
Early redemption rights
Risk-adjusted discount rate	16.76% ~ 20.24%	18.51% ~ 22.12%

Amounts recognized in profit or loss and changes in fair value of derivative liabilities at fair value through profit or loss are included in Note 18.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

11. Property and equipment

Details of the changes in property and equipment for the six-month periods ended June 30, 2024 and 2023 are as follows:

		Six-month period ended June 30, 2024
		Machinery	Vehicles	Office equipment	Furniture and fixture	Right-of-use assets	Total
		(In thousands of Korean won)
Beginning balance	₩	1,115,413	23,436	13,059	10	785,842	1,937,760
Depreciation		(92,219)	(2,870)	(2,631)	-	(68,920)	(166,640)
Lease reassessment		-	-	-	-	2,038	2,038
Ending balance	₩	1,023,194	20,566	10,428	10	718,960	1,773,158

		Six-month period ended June 30, 2023
		Machinery	Vehicles	Office equipment	Furniture and fixture	Right-of-use assets	Total
		(In thousands of Korean won)
Beginning balance	₩	1,276,893	25,042	15,950	10	877,029	2,194,925
Acquisitions		17,470	31,261	-	-	44,399	93,130
Depreciation		(91,812)	(3,532)	(2,497)	-	(69,641)	(167,482)
Disposals/Removals		(2,004)	(26,004)	-	-	-	(28,008)
Lease reassessment		-	-	-	-	3,282	3,282
Ending balance	₩	1,200,547	26,767	13,453	10	855,069	2,095,846

The classification of depreciation expenses in the statements of comprehensive income for the six-month periods ended June 30, 2024 and 2023 is as follows:

	Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
	(In thousands of Korean won)
Selling, general and administrative expenses	166,640	167,482

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

12. Leases

The Company leases buildings and vehicles. The leases typically run for a period of 2 to 10 years with an option to renew or terminate the lease after that date. The Company also leases water purifiers, copy machines and others with contract terms of one to three years. These leases are short-term and/or leases of low-value items. Information about leases for which the Company is a lessee is presented below.

A.	Right-of-use assets

Right-of-use assets related to leased are presented as property and equipment.

Changes in right-of-use assets for the six-month periods ended June 30, 2024 and 2023 are as follows:

		Six-month period ended June 30, 2024
		Building	Vehicles	Total
		(In thousands of Korean won)
Balance as of January 1, 2024	₩	750,037	35,805	785,842
Depreciation		(64,488)	(4,432)	(68,920)
Lease reassessment		2,038	-	2,038
Balance as of June 30, 2024	₩	687,587	31,375	718,960

		Six-month period ended June 30, 2023
		Building	Vehicles	Total
		(In thousands of Korean won)
Balance as of January 1, 2023	₩	875,647	1,382	877,029
Depreciation		(64,113)	(5,528)	(69,641)
Acquisitions		-	44,399	44,399
Lease reassessment		3,282	-	3,282
Balance as of June 30, 2023	₩	814,816	40,253	855,069

B.	Lease liabilities

Changes in lease liabilities for the six-month periods ended June 30, 2024 and 2023 are as follows:

		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
		(In thousands of Korean won)
Balance as of January 1	₩	776,385	849,260
New leases		-	22,231
Interest expense		32,087	36,307
Payment of lease liabilities		(84,935)	(86,203)
Lease reassessment		2,038	3,282
Balance as of June 30	₩	725,575	824,877

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

C.	Amounts recognized in profit or loss

Amounts recognized in profit or loss for the six-month periods ended June 30, 2024 and 2023 are as follows:

		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
		(In thousands of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	₩	32,087	36,307
Expense relating to short-term leases		5,203	6,958
Expense relating to leases of low-value assets		3,369	3,422

D.	Amounts recognized in statement of cash flows

Amounts recognized in statements of cash flows for the six-month periods ended June 30, 2024 and 2023 are as follows:

		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
		(In thousands of Korean won)
Cash outflows from payment of lease liabilities principal	₩	52,848	49,896
Cash outflows from lease liabilities interest paid		32,087	36,307
Cash outflows due to short-term leases		5,091	7,968
Cash outflows due to leases of low-value assets		3,369	3,430
Total	₩	93,395	97,601

E.	Extension options

Some property leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

13. Intangible assets

A.	Details of the changes in intangible assets

Details of the changes in intangible assets for the six-month periods ended June 30, 2024 and 2023 are as follows:

		Six-month period ended June 30, 2024
		Software	Patents	Brand	Memberships	Total
		(In thousands of Korean Won)
Beginning balance	₩	2,053	6,714	3	226,221	234,991
Acquisitions		-	-	-	-	-
Amortization		(256)	(1,124)	-	(28,880)	(30,260)
Ending balance	₩	1,797	5,590	3	197,341	204,731

		Six-month period ended June 30, 2023
		Software	Patents	Brand	Memberships	Total
		(In thousands of Korean Won)
Beginning balance	₩	1	12,361	3	283,979	296,344
Acquisitions		2,564	-	-	-	2,564
Amortization		(256)	(7,450)	-	(28,879)	(36,585)
Ending balance	₩	2,309	4,911	3	255,100	262,323

B.	Amortization

The classification of amortization in the statements of comprehensive income for the six-month periods ended June 30, 2024 and 2023 is as follows:

		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
		(In thousands of Korean won)
Selling, general and administrative expenses	₩	30,260	36,585

C.	Research and development expense

The Company recognized total research and development costs of Korean won 290,944 thousand for six-month periods ended June 30, 2024 and Korean won 249,435 thousand for six-month periods ended June 30, 2023.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

14. Income taxes

Income tax expense is recognized based on management’s best estimate of the average annual effective income tax rate expected for the full financial year, multiplied by the pre-tax income of the interim reporting period. The Company did not calculate the expected weighted average annual effective income tax rate for the interim reporting period due to expected pre-tax losses for the period ended June 30, 2024.

15. Loss per share

A.	Basic loss per share

The calculation of basic EPS has been based on the following loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding.

i.	Loss attributable to ordinary shareholders (basic)

		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
		(In thousands of Korean Won)
Loss for the period	₩	(2,968,275)	(2,171,481)
Dividends on non-redeemable preference shares		-	-
Loss attributable to ordinary shareholders	₩	(2,968,275)	(2,171,481)

ii.	Weighted-average number of ordinary shares (basic)

	Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
	(In number of shares)
Number of ordinary shares issued at January 1	47,616,210	44,290,970
Share option exercised	882,077	1,354,422
Bond with warrants exercised	7,402	-
Acquisition of treasury shares	-	(4,738,462)
Weighted-average number of ordinary shares at June 30	48,505,689	40,906,930

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

B.	Anti-diluted loss per share

Diluted loss per share is not different from basic earnings per share as there are no dilution effects of potential ordinary shares for the six-month periods ended June 30, 2024 and 2023.

Details of potential ordinary shares with no dilution effects are as follows:

		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
		(In Korean won and number of shares)
Stock option
Exercise price	₩	500	500
Potential ordinary share		2,460,160	4,799,200
Bonds with Warrants
Exercise price	₩	2,500 ~ 4,000	2,500 ~ 4,000
Potential ordinary share		13,257,001	2,970,000

C.	Losses per share

		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
		(In Korean Won)
Basic losses per share	₩	(61)	(53)

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

16. Provisions

Details of provisions for the six-month periods ended June 30, 2024 and 2023 are as follows:

		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
		(In thousands of Korean Won)
Building restoration
Beginning of the period	₩	48,024	47,710
Interest expense		157	156
Ending of the period	₩	48,181	47,866

The provision for building restoration relates mainly to buildings leased during 2023 and 2024. The provision has been estimated based on historical data associated with similar buildings.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

17. Employee benefits

Details of defined benefit liability recognized as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(In thousands of Korean won)
Defined benefit liability	787,143	718,383

The Company operates defined benefit plans as a retirement pension scheme. Defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk, and market (investment) risk.

A.	Movement in net defined benefit (liability) asset

Details of the reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components for the six-month periods ended June 30, 2024 and 2023 are as follows:

		Defined benefit obligation		Fair value of plan assets		Net defined Benefit liabilities
		June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
		(In thousands of Korean won)
Balance at 1 January	₩	718,383	552,668	-	-	718,383	552,668
Included in profit or loss
Current service cost		89,602	81,336	-	-	89,602	81,336
Interest expense		15,658	17,186	-	-	15,658	17,186
Subtotal		105,260	98,522	-	-	105,260	98,522
Included in OCI
Remeasurement losses(gains)		-	-	-	-	-	-
- Financial assumption		-	-	-	-	-	-
- Adjustment based on experience		-	-	-	-	-	-
Subtotal		-	-	-	-	-	-
Other
Benefits paid		(36,500)	(16,514)	-	-	(36,500)	(16,514)
Balance at 30 June	₩	787,143	634,676	-	-	787,143	634,676

B.	Plan assets

There are no contributions funded to its defined benefit plans as of June 30, 2024 and December 31, 2023.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

18. Bond with warrants and derivative instruments

Details of principal of bonds issued and outstanding as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
		(In thousands of Korean won)
Bond with warrants
12th	₩	800,000	800,000
13th		3,855,000	3,855,000
14th		750,000	750,000
15th		2,160,000	2,180,000
Total	₩	7,565,000	7,585,000

Details of the changes in principal of bonds for the period ended June 30, 2024 are as follows:

		11th	12th	13th	14th	Total
		(In thousands of Korean won)
Balance as of January 1	₩	800,000	3,855,000	750,000	2,180,000	7,585,000
Early redemption		-	-	-	(20,000)	(20,000)
Balance at June 30	₩	800,000	3,855,000	750,000	2,160,000	7,565,000

Details of the changes in bonds with warrants for the period ended June 30, 2023 are as follows:

		12th	13th	14th	15th	Total
		(In thousands of Korean won)
Balance as of January 1	₩	1,500,000	800,000	4,000,000	-	6,300,000
Issuance		-	-	-	750,000	750,000
Redemption at maturity		(1,500,000)	-	-	-	(1,500,000)
Balance at June 30	₩	-	800,000	4,000,000	750,000	5,550,000

Changes in the fair value of derivative liabilities embedded in each series of bonds with warrants that were recognized in profit or loss for the period ended June 30, 2024 are as follows:

		12th	13th	14th	15th	Total
		(In thousands of Korean won)
Balance at January 1	₩	208,960	963,391	281,400	698,796	2,152,547
Losses (gains) on valuation of derivatives		(71,680)	(152,190)	(65,400)	1,521	(287,749)
Exercised		-	-	-	(6,564)	(6,564)
Balance at June 30	₩	137,280	811,201	216,000	693,753	1,858,234

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

Changes in the fair value of derivative liabilities embedded in each series of bonds with warrants that were recognized in profit or loss for the period ended June 30, 2023 are as follows:

		11th	12th	13th	14th	Total
		(In thousands of Korean won)
Balance at January 1	₩	507,357	444,992	954,677	-	1,907,026
Issuance		-	-	-	326,317	326,317
Redemption		(463,092)	-	-	-	(463,092)
Losses (gains) on valuation of derivatives		(44,265)	(12,050)	48,500	4,562	(3,253)
Exercised		-	(165,205)	-	-	(165,205)
Balance at June 30	₩	-	267,737	1,003,177	330,879	1,601,793

Details of the bonds with detachable warrants issued by the Company, which warrants are effective as of June 30, 2024 and December 31, 2023 are as follows:

Series	11th	12th	13th
Type	Detachable Warrants bonds	Detachable Warrants bonds	Detachable Warrants bonds

Issuance amount	1,500,000,000	800,000,000	4,000,000,000

Coupon rate (%)	-	-	-

Yield to maturity (%)	-	-	-

Issuance date	March 2022	August 2022	October 2022

Maturity date	March 2025	August 2025	October 2025

Principal redemption

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

Series	11th	12th	13th
Exercise Price (*)	₩4,000 per common share	₩2,500 per common share (Subject to adjustment based on revenue at a specific point in time)	₩2,500 per common share

Exercise period	September 2022 ~ January 2025	February 2023 ~ July 2025	February 2023 ~ September 2025

Redemption at the Option of the issuer (Call option)

The bonds are early redeemable by the Company in full or partial on March 7, 2023, 12 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

The bonds are early redeemable by the Company in full or partial on August 7, 2023, 12 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

The bonds are early redeemable by the Company in full or partial on April 16, 2024, 18 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

Redemption at the option of the bond holders (Put option)

The bonds are early redeemable by the Company in full or partial on March 7, 2023, 12 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

The bonds are early redeemable by the Company in full or partial on August 7, 2023, 12 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

The bonds are early redeemable by the Company in full or partial on April 16, 2024, 18 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

(*)	The exercise price for the 12th series was finalized in February 2023, respectively.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

Details of the bonds with detachable warrants issued by the Company, which warrants are effective as of June 30, 2024 and December 31, 2023 are as follows: (Continued)

Series	14th	15th	16th (*)
Type	Detachable Warrants bonds	Detachable Warrants bonds	Detachable Warrants bonds

Issuance amount	750,000,000	2,180,000,000	30,000,000,000

Coupon rate (%)	-	-	-

Yield to maturity (%)	-	-	Annual simple interest 3.9%

Issuance date	April 2023	August 2023	September 2023

Maturity date	April 2026	August 2026	September 2028

Principal redemption

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

Series	14th	15th	16th (*)
Exercise Price (*)	₩2,500 per common share	₩3,000 per common share	₩3,000 per common share

Exercise period	August 2023 ~ November 2025	November 2023 ~ July 2026	October 2023 ~ August 2028

Redemption at the Option of the issuer (Call option)	The bonds are early redeemable by the Company in full or partial on August 7, 2023 or every three months after. In the event of early redemption, the principal amount shall be paid.	The bonds are early redeemable by the Company in full or partial on August 18, 2024 or every three months after. In the event of early redemption, the principal amount shall be paid.

The bonds are early redeemable by the Company in full or partial on November 20, 2024, 2 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

Redemption at the option of the bond holders (Put option)	The bonds are early redeemable by the Company in full or partial on August 7, 2023 or every three months after. In the event of early redemption, the principal amount shall be paid.	The bonds are early redeemable by the Company in full or partial on August 18, 2024 or every three months after. In the event of early redemption, the principal amount shall be paid.

The bonds are early redeemable by the Company in full or partial on November 20, 2024, 2 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

(*)	For the 16th series of detachable warrant bonds, the Company granted the investor the right to pledge a bank account holding up to the issuance amount at the time of issuance. Additionally, 70% of the issued warrants are owned and held by the Company, while 30% are owned and held by the investor. Subsequently, the Company amended the agreement for early redemption before the exercisable date of November 13, 2024.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

19. Financial instruments by category

The carrying amounts of financial instruments by category as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
		(In thousands of Korean won)
Financial assets at amortized cost
Cash and cash equivalents	₩	458,189	668,235
Short-term loans, net		600,000	900,000
Accounts receivable - other, net		75,273	51,827
Long-term financial instruments		30,000	30,000
Long-term loans, net		1,366,200	1,366,200
Long-term accounts receivable - other, net		1,521	982
Other non-current financial assets		469,115	446,053
Total	₩	3,000,298	3,463,297

		June 30, 2024	December 31, 2023
		(In thousands of Korean won)
Financial liabilities at amortized cost
Accounts payable - other (*)	₩	464,231	123,754
Bond with warrants		5,376,750	4,827,086
Lease liabilities		725,575	776,385
Financial liabilities at fair value through profit or loss
Derivative liabilities		1,858,233	2,152,546
Total	₩	8,424,789	7,879,772

(*)	Accounts payable that are not financial liabilities are excluded.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

The net gains and losses by category of financial instruments for the six-month periods ended June 30, 2024 and 2023 are as follows:

		Six-month period ended June 30, 2024
		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
		(In thousands of Korean won)
Interest income	₩	78,991	-	-	78,991
Interest expenses		-	(564,633)	-	(564,633)
Foreign currency differences		3,641	-	-	3,641
Gains on valuation		-	-	287,749	287,749
Losses on repayment		-	(1,895)	-	(1,895)
Total	₩	82,632	(566,528)	287,749	(196,147)

		Six-month period ended June 30, 2023
		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
		(In thousands of Korean won)
Interest income	₩	76,576	-	-	76,576
Interest expenses		-	(355,616)	-	(355,616)
Foreign currency differences		2,593	-	-	2,593
Gains on valuation		-	-	3,253	3,253
Losses on repayment		-	(29,671)	-	(29,671)
Total	₩	79,169	(385,287)	3,253	(302,865)

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

20. Capital and other components of equity

A.	Share capital

Details of share capital as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
		(In Korean won and number of shares)
Number of authorized shares		100,000,000	100,000,000
Value per share	₩	500	500
Number of shares issued		49,070,476	47,616,210
Common shares	₩	24,535,238,000	23,808,105,000

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at the general meetings of the Company.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

B.	Other components of equity

i.	Details of other components of equity, net of taxes, as of June 30, 2024 and 2023 are as follows:

		June 30, 2024	December 31, 2023
		(In thousands of Korean won)
Other reserves
Employee share options	₩	1,526,593	4,174,386
Treasury shares		(1,752,357)	(1,808,647)
Subtotal		(225,764)	2,365,739
Other comprehensive income
Remeasurements of defined benefit liability		201,386	201,386
Subtotal		201,386	201,386
Total	₩	(24,378)	2,618,741

ii.	Changes in other components of equity for the periods ended June 30, 2024 and 2023 are as follows:

		Remeasurements of defined benefit liability	Employee share options	Treasury shares	Total
		(In thousands of Korean won)
Balance as of January 1, 2023	₩	253,002	6,863,792	-	7,116,794
Changes, net of taxes		-	(2,689,406)	(1,808,647)	(4,498,053)
Balance as of June 30, 2023	₩	253,002	4,174,386	(1,808,647)	2,618,741
Balance as of January 1, 2024		201,386	3,149,428	(1,808,647)	1,542,167
Changes, net of taxes		-	(1,622,835)	56,290	(1,566,545)
Balance as of June 30, 2024	₩	201,386	1,526,593	(1,752,357)	(24,378)

ⅲ.	Details of treasury shares as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024		December 31, 2023
		Number of shares	Carrying amount	Number of shares	Carrying amount
		(In Korean won and number of shares)
Beginning balance	₩	4,900,000	1,808,647,447	-	-
Acquisition		-	-	4,900,000	1,808,647,447
Disposal		152,500	56,289,538	-	-
Ending balance	₩	4,747,500	1,752,357,909	4,900,000	1,808,647,447

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

21. Capital management

The Company’s policy is to maintain a strong capital base to uphold investor, creditor, and market confidence and to sustain future development of the business. The Company monitors capital using a ratio of ‘net debt’ to ‘total equity’. Net debt is calculated as total liabilities (as shown in the statement of financial position) less cash and cash equivalents. The Company’s net debt to adjusted equity ratio as of June 30, 2024 and December 31, 2023 is as follows:

		June 30, 2024	December 31, 2023
		(In thousands of Korean won)
Total liabilities	₩	10,076,451	9,109,442
Less: Cash and cash equivalents		(458,189)	(668,235)
Net debt		9,618,262	8,441,207
Total equity	₩	(4,970,878)	(3,384,402)
Net debt to total equity ratio (*)		-	-

(*)	Net debt to total equity ratio is not calculated as total equity is negative.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

22. Share-based payment arrangements

A.	Description of share-based payment arrangements

As of June 30, 2024, the Company had the following share-based payment arrangements. On October 1, 2015, June 29, 2016 and June 15, 2020, the Company established share option plans that entitle key management personnel and employees to purchase shares in the Company. Under these plans, holders of vested options are entitled to purchase shares at the exercise price at the grant date. Currently, these plans are limited to key management personnel and employees.

The key terms and conditions related to the grants under these plans are as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life of options	Type	Underlying assets
As of October 1, 2015 (*1)	9,500,000	2 years’ service from grant date	9 years	Equity-settled	Cubebio Co., Ltd.’s ordinary shares
As of June 29, 2016 (*2)	85,638	2 years’ service from grant date	9 years	Equity-settled	Cubebio Co., Ltd.’s ordinary shares
As of June 15, 2020	7,000,000	2 years’ service from grant date	7 years	Equity-settled	Cubebio Co., Ltd.’s ordinary shares
Total share options	16,585,638

(*1)	The options granted as of October 1, 2015 have been fully vested.
(*2)	The options granted as of June 29, 2016 have been fully vested and exercised.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

B.	Measurement of fair values

The fair value of the employee share options granted as of June 15, 2020 has been measured using a binomial model. The inputs used in the measurement of the fair values at the grant date of the equity-settled share-based payment plans are as follows:

Share option plan (equity-settled)		June 15, 2020
		(In Korean Won and number of shares)
Fair value of option	₩	1,132
Share price	₩	1,412
Exercise price	₩	500
Risk- free interest rate (based on government bonds)		3.89%
Volatility (*)		83.78%
Expected term (years)		4~5
Expected dividend		0%

(*)	Volatility has been calculated based on an evaluation of the historical volatility of other companies’ share price, which are listed in KOSDAQ, particularly over the historical period commensurate with the prior year.

C.	Reconciliation of outstanding share options

The number and exercise prices of share options under the share option plan for the periods ended June 30, 2024 and 2023 are as follows:

	Six-month period ended June 30, 2024			Six-month period ended June 30, 2023
Share option plan (equity-settled)	Number of options		Exercise Price(*)	Number of options		Exercise Price(*)
	(In Korean Won and number of options)
Outstanding at January 1	3,893,760	₩	500	7,175,000	₩	500
Exercised during the period	(1,433,600)		500	(2,375,800)		500
Granted during the period	-		-	-		-
Outstanding at June 30	2,460,160		500	4,799,200		500
Exercisable at June 30	2,460,160	₩	500	4,799,200	₩	500

(*)	Weighted average exercise price per share.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

23. Related parties

A.	List of related parties

List of related parties that had transactions with the Company for the periods covered by the financial statements as of June 30, 2024 and December 31, 2023 is as follows:

Relationship	June 30, 2024	December 31, 2023
Entity that has significant influence over the Company (*1)	Well Core Co., Ltd. (“Well Core”)	Well Core Co., Ltd. (“Well Core”)

(*1)	Well Core Co., Ltd. (“Well Core”) is an entity that has significant influence over the Company.
(*2)	Other related parties include a member of the key management personnel of the reporting entity and a close member of the person’s family.

B.	Transactions with related parties

Details of transactions with related parties for the six-month periods ended June 30, 2024 and 2023 are as follows:

			Six-month period ended June 30, 2024			Six-month period ended June 30, 2023
Related party	Name of entity		Interest income	Purchases	Interest expenses	Interest income	Purchases	Interest expenses
			(In thousands of Korean won)
Entity that has significant influence over the Company	Well Core	₩	567	-	3,428	5,722	-	-
Key management personnel	Jae Myung Kim		-	-	51,217	-	-	13,050
Key management personnel	Noh Bin Park		-	-	1,583	-	-	1,266
Key management personnel	Ho Sung Han		-	-	1,189	-	-	950
Key management personnel	Eun Jong Choi		13,762	-	-	-	-	-
Other related party	Se Yoon Kim		-	-	13,684	-	-	-
Other related party	Gyung Ha Yu		-	-	977	-	-	-
Other related party	Jung Gon Kim		-	-	190,015	8,028	-	78,300
Total		₩	14,329	-	262,093	13,750	-	93,566

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

C.	Account balances with related parties

Details of receivables and payables account balances with related parties for the years ended June 30, 2024 and December 31, 2023 are as follows:

			June 30, 2024
Related party	Name of entity		Payables	Receivables
			(In thousands of Korean won)
Entity that has significant influence over the Company	Well Core	₩	403,428	-
Key management personnel	Eun Jong Choi		-	620,100
Key management personnel	Noh Bin Park		14,963	-
Key management personnel	Ho Sung Han		11,222	-
Key management personnel	Jae Myung Kim		487,009	-
Other related party	Se Yoon Kim		131,420	-
Other related party	Gyung Ha Yu		9,387	-
Other related party	Jung Gon Kim		1,795,599	-
Total		₩	2,853,028	620,100

			December 31, 2023
Related party	Name of entity		Payables	Receivables
			(In thousands of Korean won)
Entity that has significant influence over the Company	Well Core	₩	-	309,112
Key management personnel	Eun Jong Choi		-	606,338
Key management personnel	Noh Bin Park		13,380	-
Key management personnel	Ho Sung Han		10,035	-
Key management personnel	Jae Myung Kim		435,791	-
Other related party	Se Yoon Kim		117,736	-
Other related party	Gyung Ha Yu		8,410	-
Other related party	Jung Gon Kim		1,605,584	-
Total		₩	2,190,936	915,450

(*)	Details of derivatives resulting from transactions with the related parties mentioned above are included in Note 10 and Note 18.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

D.	Financing transactions with related parties

Details of significant financing transactions with related parties for the six-month periods ended June 30, 2024 and 2023 are as follows:

				Six-month period ended June 30, 2024
Related party	Name of entity	Account		Beginning Balance	Increase	Decrease	Ending Balance
				(In thousands of Korean won)
Entity that has significant influence over the Company	Well Core	Short-term loan	₩	300,000	-	300,000	-
Entity that has significant influence over the Company	Well Core	Accrued income		9,112	-	9,112	-
Entity that has significant influence over the Company	Well Core	Short-term borrowings		-	400,000	-	400,000
Entity that has significant influence over the Company	Well Core	Accrued expense		-	3,428	-	3,428
Key management personnel	Eun Jong Choi	Short-term loan		600,000	-	-	600,000
Key management personnel	Eun Jong Choi	Accrued income		6,338	13,762		20,100
Key management personnel	Jae Myung Kim	Bond with warrants (*)		700,000	-	-	700,000
Key management personnel	Noh Bin Park	Bond with warrants (*)		20,000	-	-	20,000
Key management personnel	Ho Sung Han	Bond with warrants (*)		15,000	-	-	15,000
Other related party	Se Yoon Kim	Bond with warrants (*)		210,000	-	-	210,000
Other related party	Gyung Ha Yu	Bond with warrants (*)		15,000	-	-	15,000
Other related party	Jung Gon Kim	Bond with warrants (*)		2,400,000	-	-	2,400,000
Total			₩	4,275,450	417,190	309,112	4,383,528

(*)	The amounts are presented as the principal of the bonds.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

				Six-month period ended June 30, 2023
Related party	Name of entity	Account		Beginning Balance	Increase	Decrease	Ending Balance
				(In thousands of Korean won)
Entity that has significant influence over the Company	Well Core	Short-term loan	₩	-	900,000	500,000	400,000
Entity that has significant influence over the Company	Well Core	Accrued income		-	2,193	-	2,193
Other related party	Jung Gon Kim	Short-term loan		-	700,000	-	700,000
Key management personnel	Jae Myung Kim	Bond with warrants (*)		400,000	-	-	400,000
Key management personnel	Noh Bin Park	Bond with warrants (*)		20,000	-	-	20,000
Key management personnel	Ho Sung Han	Bond with warrants (*)		15,000	-	-	15,000
Other related party	Jung Gon Kim	Bond with warrants (*)		2,400,000	-	-	2,400,000
Total			₩	2,835,000	1,602,193	500,000	3,937,193

(*)	The amounts are presented as the principal of the bonds.

E.	Key management personnel compensation

The compensation for key management personnel for the six-month periods ended June 30, 2024 and 2023 is as follows:

		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
		(In thousands of Korean won)
Short-term employee benefits	₩	215,000	202,500
Retirement benefit		15,022	19,428
Total	₩	230,022	221,928

The compensation for the Company’s key management personnel includes salaries and contributions to a post-employment defined benefit plan. Executive officers also participate in the Company’s share option plan.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

24. Statement of cash flows

A.	Cash flows from operating activities

Details of adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2024 and 2023 are as follows:

		Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
		(In thousands of Korean won)
Adjustments for income and expenses
Depreciation	₩	166,640	167,482
Amortization		30,260	36,585
Other bad debt expenses		34,061	30,656
Gains on valuation of derivatives		(287,749)	(56,315)
Losses on foreign currency translation		-	31
Gains on foreign currency translation		(3,641)	(2,624)
Losses on disposition of property and equipment		-	3,916
Interest expenses		596,877	392,079
Interest income		(78,991)	(76,576)
Losses on bond redemption		1,894	29,671
Losses on valuation of derivatives		-	53,062
Severance benefits		105,260	98,522
Subtotal	₩	564,611	676,489
Changes in assets and liabilities
Other non-current assets		-	4,000
Other current non-financial liabilities	₩	290,126	846,959
Accounts receivable - other, net		(18,796)	(9,412)
Prepaid expenses		19,905	(12,534)
Prepayments		(68,871)	20
Liabilities due to benefits paid		(36,500)	(16,514)
Subtotal	₩	185,864	812,519
Total	₩	750,475	1,489,008

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

B.	Significant non-cash transactions

Significant non-cash transactions for the six-month periods ended June 30, 2024 and 2023 are as follows:

	Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
	(In thousands of Korean won)
Increase in lease liabilities	2,038	25,513
Reclassification of accounts receivable - other, net to treasury shares	-	1,808,647

In November 2022, the Company disposed of long-term investment securities, the shares of Exergy21 Co., Ltd. to HCI One Co., Ltd. at Korean Won 5,016,716 thousand. For the consideration of the sales of the shares of Exergy21 Co., Ltd., HCI One Co., Ltd. paid Korean Won 400,000 thousand to the Company. Also, in 2022, payable to HCI One Co., Ltd. amounts to Korean Won 2,808,069 thousand was offset. In 2023, the Company received the shares of the Company from HCI One Co., Ltd. at a total value of Korean Won 1,808,647 thousand as the rest of consideration.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

C.	Movements of liabilities to cash flows arising from financing activities

The movements of liabilities from cash flows arising from financing activities for the six-month periods ended June 30, 2024 and June 30, 2023 are as follows:

		Current bond with warrants	Non-current bond with warrants	Current lease liabilities	Non-current lease liabilities	Total
		(In thousands of Korean won)
Balance at January 1, 2023	₩	1,433,903	2,139,105	95,782	753,478	4,422,268
Changes from financing cash flows
Proceeds from issuance of bond with warrants		750,000	-	-	-	750,000
Repayment of bond with warrants		(1,500,000)	-	-	-	(1,500,000)
Payment of lease liability principal		-	-	(49,896)	-	(49,896)
Total	₩	(750,000)	-	(49,896)	-	(799,896)
Other changes						-
New leases		-	-	-	22,231	22,231
Other non-cash transactions		136,064	-	-	-	136,064
Lease reassessment		-	-	-	3,282	3,282
Interest expense		355,615	-	36,307	-	391,922
Interest paid		-	-	(36,307)	-	(36,307)
Reclassification		2,139,105	(2,139,105)	56,364	(56,364)	-
Total	₩	2,630,784	(2,139,105)	56,364	(30,851)	517,192
Balance at June 30, 2023	₩	3,314,687	-	102,250	722,627	4,139,564
Balance at January 1, 2024		4,827,086	-	108,627	667,758	5,603,471
Changes from financing cash flows
Payment of lease liability principal		-	-	(52,848)	-	(52,848)
Other changes
Proceeds from warrants exercised		(20,000)	-	-	-	(20,000)
Other non-cash transactions		8,458	-	-	-	8,458
Lease reassessment		-	-	-	2,038	2,038
Interest expense		561,206	-	32,087	-	593,293
Interest paid		-	-	(32,087)	-	(32,087)
Reclassification		-	-	58,384	(58,384)	-
Total	₩	549,664	-	58,384	(56,346)	551,702
Balance at June 30, 2024	₩	5,376,750	-	114,163	611,412	6,102,325

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

25. Commitments and contingencies

A.	Significant commitments

Significant commitments the Company has entered into with financial institutions and others as of June 30, 2024 are as follows:

Financial institutions	Categories		Credit limit	Borrowings amount
			(In thousands of Korean won)
KYOBO Securities Co., Ltd	Operation fund	₩	40,000	-
Shinhan Card Co., Ltd.	Revolving credit (*)		30,000	14,397
Total		₩	70,000	14,397

(*)	The Company provides long-term financial instruments as collateral for the borrowing.

Significant commitments the Company has entered into with financial institutions and others as of December 31, 2023 are as follows:

Financial institutions	Categories		Credit limit	Borrowings amount
			(In thousands of Korean won)
KYOBO Securities Co., Ltd	Operation fund	₩	40,000	-
Shinhan Card Co., Ltd.	Revolving credit (*)		30,000	16,191
Total		₩	70,000	16,191

(*)	The Company provides long-term financial instruments as collateral for the borrowing.

B.	List of assets provided as collateral

The list of assets that the company provided as collateral as of June 30, 2024 and December 31, 2023 is as follows:

Account	Counterparty receiving the collateral	usage restrictions	June 30, 2024	December 31, 2023
			(In thousands of Korean won)
Long-term financial instruments	Shinhan Card Co., Ltd	Provided as collateral for revolving credit	30,000	30,000

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

26. Going concerns

The Company has incurred significant losses and negative cash flows from operations; net loss was Korean Won 2,968,275 thousand for the six months ended June 30, 2024. During the six months ended June 30, 2024, the Company had negative cash flows from operations of Korean Won 2,222,637 thousand. As of June 30, 2024, the Company’s accumulated deficit was Korean Won 64,313,149 thousand. The Company has funded its operations to date through equity and debt financing and had cash equivalents of Korean Won 458,189 thousand as of June 30, 2024. The Company monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. However, these cash flow projections are subject to various uncertainties concerning their fulfilment, such as the ability to generate revenues by attracting and expanding its customer base and completing additional financing. The Company expects to fund operations using cash on hand and raising additional proceeds from the exercise of outstanding warrants and disposition of treasury shares. There are no assurances, however, that the Company will be able to generate the revenue necessary to support its cost structure or that it will be successful in obtaining the level of financing necessary for its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

27. Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to February 14, 2025, the date when the financial statements were available to be issued. Based upon the review, the Company did not identify any subsequent events that would have required adjustments or disclosure in the financial statements.

From July 2024 to December 2024, 814,100 shares of treasury shares were sold for a total consideration of Korean Won 3,401,860 thousand. The treasury shares were sold through a series of transactions, and the proceeds from the transactions will be used to fund the operation of the Company.

From July 2024 to October 2024, stock options granted to employees in June 2020 were exercised, resulting in the issuance of 620,000 shares of common stock for a total consideration of Korean Won 310,000 thousand. The proceeds from the transactions will be used to fund the operation of the Company.

On July 2, 2024, the Company entered into an agreement for the issuance of the 17th series of bonds with warrants for the amount of Korean Won 2,000,000 thousand to fund its operation.

On July 10, 2024, the Company repaid the loan from Well Core Co., Ltd. in full amount of 400,000 thousand Korean Won that it had received from Well Core Co., Ltd. on April 24, 2024. The loan, which had a term of one year, bore an interest rate of 4.6% per annum. The proceeds from the loan would support the Company's operations. On July 22, 2024, the Company made a repayment of Korean Won 750,000 thousand, due to the exercise of the investor's early redemption right related to the 14th series of bonds with warrants.

On August 6, 2024, the 13th series of bonds with warrants in the amount of Korean Won 2,400,000 thousand and Korean Won 600,000 thousand each were exercised to purchase 960,000 and 240,000 shares of the Company’s common share, respectively, at Korean Won 2,500 per share.

On August 6, 2024, the 15th series of bonds with warrants in the amount of Korean Won 615,000 thousand was exercised to purchase 204,999 shares of the Company’s common share at Korean Won 3,000 per share.

On August 7, 2024 and September 11, 2024, the Company collected each 100,000 thousand and Korean Won 60,000 thousand of the loan from the CEO of the Company.

On August 29, 2024, the Company entered into that certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and between the Company and Mountain Crest Acquisition Corp., V, a Delaware corporation (“MCAG”), pursuant to which the following transactions will occur: (1) CHL SPAC Merger Sub, Inc., a corporation to be formed in Delaware (the “SPAC Merger Sub”), will be merged with and into MCAG with MCAG being the surviving entity (the “SPAC Merger”) as a direct wholly owned subsidiary of CubeBio Holdings Limited, an exempted company to be formed in the Cayman Islands (“PubCo”), and (b) all shareholders of the Company shall transfer their respective common shares (the “CUBEBIO Common Shares”) to CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) to be organized under the laws of Korea (the “Exchange Sub”), in exchange for the right to receive PubCo Ordinary Shares (as defined in the BCA) (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination, PubCo expects the PubCo Ordinary Shares to be listed and traded on The Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the BCA.

On October 15, 2024, the 13th series of bonds with warrants in the amount of Korean Won 360,000 thousand was exercised to purchase 144,000 shares of the Company’s common stock at Korean Won 2,500 per share.

On October 15, 2024, the 15th series of bonds with warrants in the amount of Korean Won 165,000 thousand was exercised to purchase 55,000 shares of the Company’s common stock at Korean Won 3,000 per share.

Cubebio Co., Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2024 and 2023

On October 21, 2024, the 16th series of bonds with warrants in the amount of Korean Won 3,000,000 thousand was exercised to purchase 1,000 thousand shares of the Company’s common shares at Korean Won 3,000 per share.

On November 4, 2024, the 17th series of bonds with warrants in the amount of Korean Won 1,000,000 thousand was early redeemed upon the exercise of early redemption right by the holder of the 17th series of bonds with warrants.

On November 7, 2024, the Company entered into an agreement for the issuance of the 18th series of bonds with warrants for the amount of Korean Won 2,500,000 thousand to fund its operation.\

On November 12, 2024, the 17th series of bonds with warrants in the remaining amount of Korean Won 1,000,000 thousand was early redeemed upon the exercise of early redemption right by the holder of the 17th series of bonds with warrants.

On November 15, 2024, the Company collected Korean Won 300,000 thousand of the loan from the CEO of the Company.

On February 12, 2025, the 16th series of bonds with warrants in the amount of Korean Won 6,000,000 thousand was exercised to purchase 2,000,000 shares of the Company’s common shares at Korean Won 3,000 per share.

On August 29, 2024, the Company entered into that certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and between the Company and Mountain Crest Acquisition Corp., V, a Delaware corporation (“MCAG”), pursuant to which the following transactions will occur: (1) CHL SPAC Merger Sub, Inc., a corporation to be formed in Delaware (the “SPAC Merger Sub”), will be merged with and into MCAG with MCAG being the surviving entity (the “SPAC Merger”) as a direct wholly owned subsidiary of Cubebio Holdings Limited, an exempted company to be formed in the Cayman Islands (“PubCo”), and (b) all shareholders of the Company shall transfer their respective common shares (the “Cubebio Common Shares”) to CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) to be organized under the laws of Korea (the “Exchange Sub”), in exchange for the right to receive PubCo Ordinary Shares (as defined in the BCA) (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination, PubCo expects the PubCo Ordinary Shares to be listed and traded on The Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the BCA.

On October 15, 2024, the 13th series of bonds with warrants in the amount of Korean Won 360,000 thousand was exercised to purchase 144,000 shares of the Company’s common stock at Korean Won 2,500 per share.

On October 15, 2024, the 15th series of bonds with warrants in the amount of Korean Won 165,000 thousand was exercised to purchase 55,000 shares of the Company’s common stock at Korean Won 3,000 per share.

On October 21, 2024, the 16th series of bonds with warrants in the amount of Korean Won 3,000,000 thousand was exercised to purchase 1,000,000 shares of the Company’s common shares at Korean Won 3,000 per share.

On November 4, 2024, the 17th series of bonds with warrants in the amount of Korean Won 1,000,000 thousand was early redeemed upon the exercise of early redemption right by the holder of the 17th series of bonds with warrants.

On November 7, 2024, the Company entered into an agreement for the issuance of the 18th series of bonds with warrants for the amount of Korean Won 2,500,000 thousand to fund its operation.

On November 12, 2024, the 17th series of bonds with warrants in the remaining amount of Korean Won 1,000,000 thousand was early redeemed upon the exercise of early redemption right by the holder of the 17th series of bonds with warrants.

On November 15, 2024, the Company collected each Korean Won 300,000 thousand of the loan from the CEO of the Company.

On February 12, 2025, the 16th series of bonds with warrants in the amount of Korean Won 6,000,000 thousand was exercised to purchase 2,000,000 shares of the Company’s common shares at Korean Won 3,000 per share.

Cubebio Co., Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cubebio Co., Ltd.

Qualified Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Cubebio Co., Ltd. (the “Company”) as of December 31, 2023, and the related statement of comprehensive loss, of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, except for the effects of the matter discussed in the following paragraph, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the financial statements, the financial statements do not include comparative figures or required transition disclosures as required by IFRS 1, “First-time adoption of International Financial Reporting Standards,” which constitutes a departure from International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 31 to the financial statements, the Company has incurred recurring losses and negative cash flows from operations, and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 31. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Qualified Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, KOREA

February 14, 2025

We have served as the Company’s auditor since 2024.

Cubebio Co., Ltd.

STATEMENT OF FINANCIAL POSITION

As of December 31, 2023

	Note		December 31, 2023
			(In thousands of Korean won)
Assets
Cash and cash equivalents	7,12,22,24	₩	668,235
Short-term loans, net	8,12,22		900,000
- Related parties	28		900,000
Accounts receivable - other, net	9,12,22		51,827
- Related parties	28		15,450
- Non-related parties			36,377
Other current assets	11		24,285
Current tax assets	16		14,307
Total current assets			1,658,654
Long-term financial instruments	12,22		30,000
Long-term loans, net	8,12,22		1,366,200
- Non-related parties			1,366,200
Property and equipment including right-of-use assets	13,14		1,937,760
Intangible assets	15		234,991
Other non-current financial assets	12,22		446,053
Other non-current non-financial assets	11		50,400
Long-term accounts receivable - other, net	9,12,22		982
Total non-current assets			4,066,386
Total assets		₩	5,725,040

The accompanying notes are an integral part of these financial statements.

Cubebio Co., Ltd.

STATEMENT OF FINANCIAL POSITION (Continued)

As of December 31, 2023

	Note		December 31, 2023
			(In thousands of Korean won)
Liabilities
Accounts payable - other, net	12,18,22	₩	377,375
- Non-related parties			377,375
Other current non-financial liabilities			209,642
Bond with warrants	12,21,22,28		4,827,086
- Related parties	28		2,190,936
- Non-related parties			2,636,151
Derivative liabilities	12,21,22		2,152,547
Current lease liabilities	12,14,22,29		108,627
Total current liabilities			7,675,277
Defined benefit liabilities	20		718,383
Other non-current provisions	19		48,024
Non-current lease liabilities	12,14,22,29		667,758
Total non-current liabilities			1,434,165
Total liabilities		₩	9,109,442
Equity
Share capital	23	₩	23,808,105
Share premium			32,610,201
Other reserves	23		1,340,781
Other comprehensive income	23		201,386
Accumulated deficit			(61,344,875)
Total equity			(3,384,402)
Total liabilities and equity		₩	5,725,040

The accompanying notes are an integral part of these financial statements.

Cubebio Co., Ltd.

STATEMENT OF COMPREHENSIVE LOSS

For the Year Ended December 31, 2023

	Note		2023
			(In thousands of Korean won)
Revenues
Revenue	6	₩	-
Total revenues			-
Cost of revenues			-
Gross profit			-
Selling, general and administrative expenses	26		(3,720,771)
Other income	26		139,377
Other expenses	26		(68,354)
Operating loss	6		(3,649,748)
Finance income	22,27		1,571,224
- Related parties	28		37,694
- Non-related parties			1,533,530
Finance costs	22,27		(2,794,480)
- Related parties	28		(317,561)
- Non-related parties			(2,476,919)
Loss before income tax			(4,873,004)
Income tax expenses	16		-
Loss for the year	6	₩	(4,873,004)
Other comprehensive income
Items that will not be reclassified to income or loss:
Remeasurement of defined benefit liabilities	20		(51,616)
Total comprehensive loss for the year		₩	(4,924,620)
Loss per share (in Korean won)
Basic loss per share	17	₩	(117)
Diluted loss per share	17		(117)

The accompanying notes are an integral part of these financial statements.

Cubebio Co., Ltd.

STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2023

	Note		Share capital	Share premium	Other reserves	Other comprehensive Income/(loss)	Retained earnings	Total
Balance at January 1, 2023		₩	22,145,485	27,686,873	6,863,792	253,002	(56,471,871)	477,281
Total comprehensive income (loss) for the year
Loss for the year			-	-	-	-	(4,873,004)	(4,873,004)
Remeasurement of defined benefit liabilities	20		-	-	-	(51,616)	-	(51,616)
Total comprehensive loss for the year			-	-	-	(51,616)	(4,873,004)	(4,924,620)
Transaction with owners, recognized directly in equity
Warrants exercised			22,000	88,000	-	-	-	110,000
Issuance of bond with warrants			-	955,760	-	-	-	955,760
Reclassification of warrants into other share premium	21		-	165,205	-	-	-	165,205
Share option exercised			1,640,620	3,714,363	(3,714,363)	-	-	1,640,620
Acquisition of treasury share	23		-	-	(1,808,648)	-	-	(1,808,648)
Balance at December 31, 2023		₩	23,808,105	32,610,201	1,340,781-	201,386	(61,344,875)	(3,384,402)

The accompanying notes are an integral part of these financial statements.

Cubebio Co., Ltd.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2023

	Note		2023
			(In thousands of Korean won)
Cash flows from operating activities
Loss for the year		₩	(4,873,004)
Adjustments to reconcile net income to net cash provided by operating activities	29		1,508,585
Interest received			55,111
Interest paid			(77,777)
Income taxes paid			6,855
Net cash outflow from operating activities			(3,380,230)
Cash flows from investing activities
Loans made			(2,200,000)
Loan repayments			1,300,000
Acquisition of long-term financial instruments			(30,000)
Deposit refunded			15,051
Proceeds from disposal of property and equipment			24,091
Purchase of property and equipment			(57,649)
Purchase of intangible assets			(6,526)
Net cash outflow in investing activities			(955,033)
Cash flows from financing activities
Proceeds from issuance of bond with warrants			32,930,000
Repayment of bond with warrants			(31,535,000)
Proceeds from share options exercised			1,640,620
Payment of lease liability principal			(98,388)
Net cash inflow in financing activities			2,937,232
Effect of exchange rate changes on cash and cash equivalents			1,247
Net change in cash and cash equivalents			(1,398,031)
Cash and cash equivalents at beginning of the year	7		2,065,019
Cash and cash equivalents at end of the year	7	₩	668,235

The accompanying notes are an integral part of these financial statements.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

1. Reporting entity

The Company

CubeBio Co., Ltd. (the “Company”) was incorporated in November 2011 and the Company’s registered office is at 9, Digital-ro 10-gil, Geumcheon-gu, Seoul, Republic of Korea. The Company primarily engages in discovering, designing, developing, manufacturing, and selling in-vitro diagnostics using liquid biopsies for strategic cancer treatment.

The Company’s major shareholders and their respective percentage of ownership as of December 31, 2023 are as follows:

	December 31, 2023
	Number of shares	Ownership (%)
Well Core Co., Ltd.	11,020,698	23.14%
Treasury shares	4,900,000	10.29%
Others	31,695,512	66.57%
Total	47,616,210	100.00%

2. Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standard Board (“IFRS”), with the exception that these financial statements do not include comparative figures or required transition disclosures, as required by IFRS 1, “First-time adoption of International Financial Reporting Standards”, which constitute departures from IFRS. These financial statements have been prepared for the purpose of an initial confidential submission with the Securities and Exchange Commission.

These financial statements were authorized for issuance by the board of directors on February 14, 2025.

Details of the Company’s accounting policies, including changes thereto, are included in Note 5.

Basis of measurement

These financial statements have been prepared on the historical cost basis except for the following items, which are measured on an alternative basis on each reporting date.

Items	Measurement bases
Defined benefit liabilities	Present value
Financial instruments measured at fair value through profit or loss (“FVTPL”)	Fair value

3. Functional and presentation currency

These financial statements are presented in Korean Won, which is the Company’s functional currency.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

4. Use of judgements and estimates

In preparing these financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

A.	Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

Note 14(A): lease term: whether the Company is reasonably certain to exercise extension options.

B.	Assumptions and estimation uncertainties

i.	Estimation uncertainties

Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in material adjustments to the carrying amounts of assets and liabilities within the next financial year is as follows:

The Company establishes additional current tax liabilities for income taxes when, despite the belief that tax positions are fully supportable, there remain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxation authority. The impact of current tax liabilities for uncertain tax positions, as well as the related net interest and penalties, is included in income taxes in the statements of operations.

ii.	Measurement of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities.

When measuring the fair value of financial instruments measured at FVTPL and FVOCI, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

●	Note 21: Derivative instruments;

●	Note 22: Financial instruments;

●	Note 25(B): Share-based payment arrangements.

5. Material accounting policies

The material accounting policies followed by the Company in the preparation of its financial statements are as follows:

A.	New and amended standards or interpretations not yet adopted by the Company

The following new accounting standards and interpretations have been published but are not mandatory for December 31, 2023 reporting period and have not been early adopted by the Company.

IAS 1 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

IAS 7 Statements of Cash Flows and IFRS 7 Financial instruments disclosures - Supplier finance

These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. The amendments should be applied for annual periods beginning on or after January 1, 2024, with transitional relief in the first year. The Company does not expect that these amendments have a significant impact on the financial statements.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

IAS 21 The effects of changes in foreign exchange rates - Lack of Exchangeability

The amendments add requirements to help entities to determine whether a currency is exchangeable into another currency at a measurement date for a specified purpose and the spot exchange rate to use when it is not. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

IFRS 16 Leases – Lease Liability in a Sale and Leaseback

The amendments add requirements for the subsequent measurement of sale-and-leaseback transactions that are accounted for as sales in accordance with IFRS 15, Revenue from Contracts with Customers. The amendments require the seller-lessee to calculate the ‘lease payments’ or ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any gain or loss for the rights of use that the seller-lessee continues to retain after the lease commences. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

Items in the statement of profit or loss will need to be classified into one of five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 requires the Company to present specified totals and subtotals: ‘Operating profit or loss’, ‘Profit or loss’, and ‘Profit or loss before financing and income taxes’. Information related to management-defined performance measures should be disclosed. IFRS 18 also provides enhanced guidance on the principles of aggregation and disaggregation which focus on grouping items based on their shared characteristics. The new standard should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. The Company is in review for the impact of this new standard on the financial statements.

IAS 12 Income Tax

The amendments provide temporary relief from accounting for deferred taxes arising from legislation enacted to implement the Pillar Two model rules, which aim to reform international corporate taxation for multinational enterprises, and require disclosure of related current tax effects, among other things. The Company does not expect that these amendments to have a significant impact on the financial statements.

B.	Foreign currency

Transactions in foreign currencies are translated into the respective functional currencies of the company at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate on the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs. Translation differences on non-monetary assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

However, foreign currency differences arising from the translation of the following items are recognized in OCI:

●	an investment in equity securities designated as at FVOCI;

●	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and

●	qualifying cash flow hedges to the extent that the hedges are effective.

C.	Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. The chief operating decision-maker has been identified as the chief executive officer. The Company’s operating segment has been determined to be a single business unit, for which the Company generates identifiable financial information that is regularly reported to the chief executive officer for the purpose of resource allocation and assessment of segment performance. The Company has a reportable segment as described in Note 6. Segment results that are reported to the chief operating decision maker include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis.

D.	Employee benefits

i.	Short-term employee benefits

Short-term employee benefits are employee benefits due to be settled within 12 months after the end of the period in which the employees render the related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii.	Share-based payment arrangements

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share-based payment arrangements, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share-based payment arrangements. Any changes in the liability are recognized in profit or loss.

The fair value of the share-based payment arrangements with cash alternatives granted to employees, which is sum of the fair values of the equity component and liabilities component, is recognized as an expense, with a corresponding increase in equity and liabilities, over the vesting period of the awards. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share-based payment arrangements. Any changes in the liability are recognized in profit or loss.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

iii.	Defined benefit plans

The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually using the projected unit credit method. When the calculation results in a potential asset for the Company, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then- net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

E.	Finance income and finance costs

The Company’s finance income and finance costs include:

●	interest income;

●	interest expense;

●	dividend income;

●	the net gain or loss on financial assets at FVTPL;

●	the foreign currency gain or loss on financial assets and financial liabilities.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or

●	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

F.	Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

i.	Current income tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

-	Has a legally enforceable right to set off the recognized amounts; and

-	Intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

ii.	Deferred income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Company has not rebutted this presumption.

Deferred tax assets and liabilities are offset only if certain criteria are met.

-	Has a legally enforceable right to set off the recognized amounts; and

-	Intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

G.	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at banks, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

H.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out allocation method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

The Company makes adjustments to reduce the cost of inventory to its net realizable value for estimated excess, obsolescence, or impaired balances.

I.	Property and equipment

i.	Recognition and measurement

Items of property and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

ii.	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company. The carrying amount of the replaced parts is derecognized, and the repairs and maintenance expenses are recognized in profit or loss in the period they are incurred.

iii.	Depreciation

Depreciation is calculated using the straight-line method to allocate the cost or revalued amounts of the assets, net of their residual values, over their estimated useful lives as follows:

Machinery	10 years
Vehicles	5 years
Office equipment	5 years
Furniture and fixtures	5 years
Right-of-use assets	2 ~ 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

J.	Intangible assets

i.	Recognition and measurement

Intangible assets, including patents that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

ii.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on software, patents, and brands, is recognized in profit or loss as incurred.

iii.	Amortization

Amortization is calculated using the straight-line method to allocate the cost or revalued amounts of the assets, net of their residual values, over their estimated useful lives as follows:

Software	5 years
Patents	5 years
Brand	5 years
Memberships	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

iv.	Research and development expenses

Research and development expenses are expensed as incurred when it does not meet the recognition criteria for intangible assets. Research and development expenses may consist of costs incurred in connection with acquired in-process research and development and performing research and development activities, including amounts incurred under agreements with external vendors and consultants engaged to perform preclinical studies and to manufacture research and development materials for use in such studies, salaries and related personnel costs, share-based compensation, and consultant fees.

K.	Financial instruments

i.	Recognition and initial measurement

All financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A non-derivative financial asset (unless it is an account receivable without a significant financing component) or a non-derivative financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An account receivable without a significant financing component is initially measured at the transaction price.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

ii.	Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at:

●	amortized cost;

●	FVOCI - debt investment;

●	FVOCI - equity investment;

●	or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

Financial assets - Business model assessment

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

●	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

●	how the performance of the portfolio is evaluated and reported to the Company’s management;

●	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

●	how managers of the business are compensated - e.g., whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

●	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets - Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable-rate features;

●	prepayment and extension features; and

●	terms that limit the Company’s claim to cash flows from specified assets (e.g., non-recourse features).

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets - Subsequent measurement and gains and losses

Financial assets at FVTPL: These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial liabilities - Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii.	Derecognition

Financial assets

The Company derecognizes a financial asset when:

●	the contractual rights to the cash flows from the financial asset expire; or

●	it transfers the rights to receive the contractual cash flows in a transaction in which either:

-	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

-	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the changes required by interest rate benchmark reform. Subsequently, the Company applied the policies on accounting for modifications to the additional changes.

L.	Derivative financial derivatives

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i.	Embedded derivative

The embedded derivative, which is a component of the hybrid contract issued by the company, includes an early redemption right granted to both the issuer and the holder of the financial instruments.

As the economic characteristics and risks of the early redemption rights are not closely related to the host contract, which is classified as a debt instrument, early redemption rights are separated from the host contract and accounted separately for a derivative liability. Changes in its fair value in subsequent periods are recognized in profit or loss.

ii.	Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes in their fair value are recognized in profit or loss.

iii.	Warrants

The Company grants warrants to investors to duly acquire the Company’s registered common shares at exercise price as per the contract. These warrants can be transferred through the delivery of the certificate of the Warrants, resulting in recognition of the separate derivatives rather than embedded derivatives.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

M.	Impairment

i.	Non-derivative financial assets

The Company regularly evaluates the credit worthiness of each borrower or counterparty considering the party’s provided collateral, past experience, its own trading records and other factors. In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the impairment in respect of loans less the amount of the fair value of the collateral provided in profit or loss at each reporting date.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

Presentation of allowance in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

ii.	Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than biological assets, investment property, inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired.

For impairment testing, assets are grouped into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. The Company recognizes an impairment loss if there is any indication of impairment of an individual CGU. Subsequently, the Company performs an impairment test of goodwill for groups of CGUs.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

N.	Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Building restoration: In accordance with the Company’s policy and applicable legal requirements, a provision for restoration and the related expense for leased buildings are recognized when the lease term commences.

O.	Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee, at the commencement or upon modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Company has elected not to separate non-lease components and to account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate; if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee; if the Company changes its assessment of whether it will exercise a purchase, extension or termination option; or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or it is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

At the date of transition to IFRS the Company applied the following approach to all of its leases:

The Company measured the lease liability at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of transition to IFRS.

The Company measured the right-of-use asset at its carrying amount as if IFRS 16 had been applied since the commencement date of the lease, but discounted using the lessee’s incremental borrowing rate at the date of transition to IFRS.

The Company used hindsight in applying IFRS 16 such as the determination of the lease term for contracts that contain options to extend or terminate a lease.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets (those valued at USD 5,000 or less) and short-term leases (those with a lease term of 12 months or less at the commencement date), including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

P.	Fair value measurement

‘Fair value’ is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

A number of the Company’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price - i. e. the fair value of the consideration given or received.

If that fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that uses only data from observable markets, an entity shall recognize the difference between the fair value at initial recognition and the transaction price as a gain or loss. In all other cases, the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. After initial recognition, the entity shall recognize that deferred difference as a gain or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability.

Q.	Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period available to the ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders of the Company by the after-tax effect of interest and any other changes in income or expense that would result from the conversion of the dilutive potential ordinary shares. Also, the number of ordinary shares is the weighted average number of ordinary shares calculated for the basic earnings per share plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

R.	Concentration of credit risk

The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for accounts receivable. The Company maintains reserves for potential credit losses, which are periodically reviewed.

S.	Treasury shares

If the Company reacquires its own equity instruments, those instruments (“treasury shares”) are deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Consideration paid or received is recognized directly in equity.

6. Operating segments

A.	Basis for segmentation

The Company’s operating segments have been identified as a single business unit, by which the Company currently engages in discovering and developing in-vitro diagnostics products for cancers.

The Company’s chief executive officer reviews the internal management reports of the business at least annually.

B.	Information about reportable segments

Information related to the reportable segment is set out below. Segment operating profit is used to measure performance because management believes that this information is the most relevant for evaluating the results of the segment relative to other entities that operate in the same industry.

The segment information for the year ended December 31, 2023 is as follows:

		2023
		(In thousands of Korean won)
Segment revenue	₩	-
Depreciation/Amortization		402,366
Segment operating loss		(3,649,748)
Segment loss for the year		(4,873,004)

C.	Geographic information

The Company is managed and operated in Seoul, South Korea. In presenting the geographic information, non-current assets are based on the geographic location of the Company’s operations.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

7. Cash and cash equivalents

Cash and cash equivalents as of December 31, 2023 are as follows:

		December 31, 2023
		(In thousands of Korean won)
Deposit in banks	₩	591,257
Foreign currency deposit in banks		76,978
Total	₩	668,235

The Company doesn’t have any restricted cash and cash equivalents as of December 31, 2023.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

8. Loans

A.	Terms and collection schedule

The terms and conditions of outstanding loans as of December 31, 2023 are as follows:

				December 31, 2023
				(In thousands of Korean won)
	Currency	Nominal interest rate	Maturity	Face value	Carrying amount
Short-term loans, net
MERITin Corp. (*1)	KRW	6.90%	30-Sep-15	1,803,750	-
POEX Holdings Corp. (*2)	KRW	4.60%	24-Feb-20	50,000	-
Well Core Co., Ltd. (*4)	KRW	4.60%	03-May-24	300,000	300,000
Eun Jong Choi (*4)	KRW	4.60%	19-Sep-24	30,000	30,000
Eun Jong Choi (*4)	KRW	4.60%	20-Sep-24	300,000	300,000
Eun Jong Choi (*4)	KRW	4.60%	22-Oct-24	100,000	100,000
Eun Jong Choi (*4)	KRW	4.60%	01-Nov-24	170,000	170,000
Subtotal				2,753,750	900,000
Long-term loans, net
Magium Corp.	KRW	5.00%	02-May-24 (*3)	2,300,000	1,366,200
Total				5,053,750	2,266,200

(*1)	The Company recognized a full provision for the balance of loan as of December 31, 2015.
(*2)	The Company recognized a full provision for the balance of loan as of December 31, 2020.
(*3)	The loan was classified as long-term as it is expected not to be realized within 12 months after the December 31, 2023 reporting period. In February 2024, the maturity date of the loan was extended to March 31, 2025.
(*4)	Borrowers of these loans are the related parties of the Company.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

B.	Details of allowance for impairment

Changes in the allowance for impairment of loans for the years ended December 31, 2023 are as follows:

		2023
		(In thousands of Korean won)
Short-term loans, net
Beginning of the year	₩	2,917,335
Reclassification of short-term to long-term		(1,063,585)
Ending of the year	₩	1,853,750
Long-term loans, net
Beginning of the year	₩	-
Reversal of allowance for doubtful accounts		(129,785)
Reclassification of short-term to long-term		1,063,585
Ending of the year	₩	933,800

9. Accounts receivables

Details of accounts receivables as of December 31, 2023 are as follows:

		December 31, 2023
		(In thousands of Korean won)
		Gross amount	Provision for impairment	Carrying amount
Current
Accrued income	₩	15,450	-	15,450
Accounts receivable - other, net		36,377	-	36,377
Subtotal	₩	51,827	-	51,827
Non-Current
Accrued income		81,392	(80,410)	982
Total	₩	133,219	(80,410)	52,809

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

Details of the changes in the loss allowance of account receivables for the year ended December 31, 2023 are as follows:

		2023
		(In thousands of Korean won)
Allowance for doubtful accounts (Short-term accrued income)
Beginning of the year	₩	18,589
Reclassification from current to non-current		(18,589)
Ending of the year	₩	-
Allowance for doubtful accounts (Long-term accrued income)
Beginning of the year	₩	-
Bad debt expenses - other		61,821
Reclassification from current to non-current		18,589
Ending of the year	₩	80,410

10. Inventories

Details of inventories as of December 31, 2023 are as follows:

		December 31, 2023
		(In thousands of Korean won)
Merchandise	₩	256,286
Allowance for inventory valuation		(256,286)
Total	₩	-

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

11. Other assets

Details of other assets as of December 31, 2023 are as follows:

		December 31, 2023
		(In thousands of Korean won)
Current
Prepaid expenses	₩	24,285
Subtotal	₩	24,285
Non-current
Non-current Prepaid expenses		50,400
Total	₩	74,685

12. Financial instruments – Fair values and risk management

A.	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

The carrying amounts of financial instruments by category as of December 31, 2023 are as follows:

		Carrying amount	Fair value	Level 1	Level 2	Level 3	Total
		(In thousands of Korean won)
Financial liabilities at fair value through profit or loss
Derivative liabilities(*)	₩	2,152,547	2,152,547	-	-	2,152,547	2,152,547

(*)	Represents the early redemption rights of the issuer and the investor, which are embedded derivatives of bonds with warrants issued to fund the operations.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

B.	Measurement of fair values

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: all inputs other than quoted prices included in Level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability.

●	Level 3: unobservable inputs for the asset or liability.

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies, or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of the entity-specific information. At this time, if all the significant input variables required to measure the fair value are observable, the financial instruments are classified as Level 2.

If one or more significant input variable is not based on observable market information, the item is included in Level 3.

The Company recognizes the bond with warrants as financial liabilities measured at amortized cost. Also, The Company recognizes the early redemption rights of the issuer and the bondholders as financial liabilities measured at FVTPL. In addition, the Company recognizes the detachable warrants as financial liabilities measured at FVTPL or equity.

The Company uses various valuation methods to determine the fair value of financial instruments that are not traded in an active market. The fair value of the derivative financial liability (warrants) was determined using the Binomial Model based on various assumptions including the price of common share and its price fluctuations. The fair value of CUBEBIO Co., Ltd.’s common share was estimated using the backsolve method, a form of the subject company transaction method, wherein the equity value for a privately held company is derived from a recent transaction in the company’s own securities. Early redemption rights recognized as derivative financial liabilities are measured using the discounted present value method. Inputs used to such valuation methods include interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with the natures of assets and liabilities measured.

Valuation inputs used in level 3 fair value measurements as of December 31, 2023 are as follows:

2023
Warrants
Risk-free rate	Not applicable
Early redemption rights
Risk-adjusted discount rate	18.51% ~ 22.12%

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are derivative financial liabilities consisting of early redemption rights and warrants.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2023 are as follows:

		December 31, 2023
		Profit or loss		Other comprehensive income or loss
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
		(In thousands of Korean won)
Financial Liabilities
Derivative financial liability
Early redemption rights (*1)	₩	82,417	(79,665)	-	-
Total	₩	82,417	(79,665)	-	-

(*1)	For early redemption rights, changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between risk free discount rates (-1%p~1%p).

Amounts recognized in profit or loss and changes in the fair value of derivative liabilities at fair value through profit or loss are included in Note 21.

C.	Financial risk management

The Company’s operating activities expose itself to a variety of financial risks: market risk, credit risk, and liquidity risk from which the Company’s risk management program focuses on minimizing any adverse effects on its financial performance. The Company operates financial risk management policies and programs that closely monitor and respond to each risk factor.

i.	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loans to borrowers. To manage credit risk, the Company regularly evaluates the creditworthiness of each borrower or counterparty considering the party’s collateral provided, past experience, its own trading records, and other factors. Regarding the impairment of financial assets subsequent to initial recognition, the Company recognizes the impairment in respect of loans less the amount of the fair value of the collateral provided in profit or loss at each reporting date. The carrying amount of a financial asset represents the maximum exposure to credit risk.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

The Company’s maximum exposure to credit risk as of December 31, 2023 is as follows:

		December 31, 2023
		(In thousands of Korean won)
Cash and cash equivalents	₩	668,235
Short-term loans, net		900,000
Accounts receivable - other, net		51,827
Long-term financial instruments		30,000
Long-term loans, net		1,366,200
Long-term accounts receivable - other, net		982
Other non-current financial assets		446,053
Total	₩	3,463,297

Cash and cash equivalents and long-term financial instruments are deposited in financial institutions with strong credit ratings.

ii.	Liquidity risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions.

Financial liabilities of the Company by maturity according to the remaining period from December 31, 2023 to the contractual maturity date are as follows:

		December 31, 2023
		Carrying amount	Less than 3 months	3 months ~ 1 year	1~2 years	2~5 years	More than 5years	Total
		(In thousands of Korean won)
Non-derivative financial liabilities
Accounts payable (*)	₩	123,754	56,315	67,439	-	-	-	123,754
Bond with warrants		6,979,633	2,040,360	7,697,186	-	-	-	9,737,546
Lease liabilities		776,385	44,159	127,217	168,422	445,145	214,662	999,605
Total	₩	7,879,772	2,140,834	7,891,842	168,422	445,145	214,662	10,860,905

(*)	Accounts payable that are not financial liabilities are excluded.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

iii.	Market risk

The Company is exposed to foreign exchange risk arising from cash equivalents denominated in USD.

Financial assets and liabilities exposed to foreign currency risk as of December 31, 2023 are as follows:

	December 31, 2023
	Assets in foreign currency	Assets in Korean won
	(Individual amounts in each foreign currency)	(In thousands of Korean won)
USD	59,701	76,978

The Company measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management’s assessment of the risk of exchange rate fluctuation that can reasonably occur. The impact of a 10% fluctuation in foreign currency exchange rates on the Company’s profit or loss (before income tax effects) for the year ended December 31, 2023 is as follows:

	2023
	Increased by 10%	Decreased by 10%
	(In thousands of Korean won)
USD	7,698	(7,698)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency as of the end of the reporting period.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

13. Property and equipment

Details of property and equipment as of December 31, 2023 are as follows:

		December 31, 2023
		Book value	Accumulated depreciation	Carrying amount
		(In thousands of Korean won)
Machinery	₩	1,844,374	(728,961)	1,115,413
Vehicles		35,626	(12,191)	23,435
Office equipment		65,524	(52,464)	13,060
Furniture and fixtures		287,040	(287,030)	10
Right-of-use assets		1,188,112	(402,270)	785,842
Total	₩	3,420,676	(1,482,916)	1,937,760

Details of the changes in property and equipment for the year ended December 31, 2023 are as follows:

		2023
		Machinery	Vehicles	Office equipment	Furniture and fixture	Right-of-use assets	Total
		(In thousands of Korean won)
Beginning balance	₩	1,276,893	25,042	15,950	10	877,029	2,194,924
Acquisitions		24,270	31,261	2,118	-	44,399	102,048
Depreciation		(183,746)	(6,864)	(5,008)	-	(138,868)	(334,486)
Disposals /Removals		(2,004)	(26,004)	-	-	-	(28,008)
Lease reassessment		-	-	-	-	3,282	3,282
Ending balance	₩	1,115,413	23,435	13,060	10	785,842	1,937,760

The classification of depreciation expenses in the statements of comprehensive income for the year ended December 31, 2023 is as follows:

2023
(In thousands of Korean won)
Selling, general and administrative expenses	334,486

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

14. Leases

The Company leases buildings and vehicles. The leases typically run for a period of 2 to 10 years, with an option to renew or terminate the lease after that date. The Company also leases water purifiers, copy machines, and others with contract terms of one to three years. These leases are short-term and/or leases of low-value items. Information about leases for which the Company is a lessee is presented below.

A.	Right-of-use assets

Right-of-use assets related to leased properties are presented as property and equipment.

Details of right-of-use assets and lease liabilities recognized in the statements of financial position as of December 31, 2023 are as follows:

		December 31, 2023
		(In thousands of Korean won)
Right-of-use assets (Acquisition price)
Buildings	₩	1,143,713
Vehicles		44,399
Total	₩	1,188,112

		December 31, 2023
		(In thousands of Korean won)
Right-of-use assets (Accumulated depreciation)
Buildings	₩	(393,676)
Vehicles		(8,594)
Total	₩	(402,270)

		December 31, 2023
		(In thousands of Korean won)
Right-of-use assets (Net book value)
Buildings	₩	750,037
Vehicles		35,805
Total	₩	785,842

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

Changes in right-of-use assets for the year ended December 31, 2023 are as follows:

		2023
		Building	Vehicles	Total
		(In thousands of Korean won)
Balance as of January 1, 2023	₩	875,647	1,382	877,029
Depreciation		(128,892)	(9,976)	(138,868)
Acquisitions		-	44,399	44,399
Lease reassessment		3,282	-	3,282
Balance as of December 31, 2023	₩	750,037	35,805	785,842

B.	Lease liabilities

Changes in lease liabilities for the year ended December 31, 2023 are as follows:

		2023
		(In thousands of Korean won)
Balance as of January 1	₩	849,260
New leases		22,231
Interest expense		70,872
Payment of lease liabilities		(169,260)
Lease reassessment		3,282
Balance as of December 31	₩	776,385

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

C.	Amounts recognized in profit or loss

Amounts recognized in profit or loss for the year ended December 31, 2023 are as follows:

		2023
		(In thousands of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	₩	70,872
Expense relating to short-term leases		12,904
Expense relating to leases of low-value assets		6,835

D.	Amounts recognized in statement of cash flows

Amounts recognized in statements of cash flows for the year ended December 31, 2023 are as follows:

		2023
		(In thousands of Korean won)
Cash outflows from payment of lease liabilities principal	₩	98,388
Cash outflows from lease liabilities interest paid		70,872
Cash outflows due to short-term leases		13,914
Cash outflows due to leases of low-value assets		6,848
Total	₩	190,022

E.	Extension options

Some property leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

15. Intangible assets

A.	Reconciliation of carrying amount

Details of intangible assets as of December 31, 2023 are as follows:

		December 31, 2023
		Book value	Accumulated depreciation	Carrying amount
		(In thousands of Korean won)
Software	₩	10,565	(8,512)	2,053
Patents		349,730	(343,016)	6,714
Brand		9,048	(9,045)	3
Memberships		288,793	(62,572)	226,221
Total	₩	658,136	(423,145)	234,991

Details of the changes in intangible assets for the year ended December 31, 2023 are as follows:

		2023
		Software	Patents	Brand	Memberships	Total
		(In thousands of Korean Won)
Beginning balance	₩	1	12,361	3	283,979	296,344
Acquisitions		2,565	3,962	-	-	6,527
Amortization		(513)	(9,609)	-	(57,758)	(67,880)
Ending balance	₩	2,053	6,714	3	226,221	234,991

B.	Amortization

The classification of amortization in the statements of comprehensive income for the year ended December 31, 2023 is as follows:

2023
(In thousands of Korean won)
Selling, general and administrative expenses	₩	67,880

C.	Research and development expense

The Company recognized total research and development costs of Korean won 461,760 thousand for the year ended December 31, 2023.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

16. Income taxes

A.	Amounts recognized in profit or loss

Tax expenses have not been incurred, as there were no changes in the deferred tax expenses arising from temporary differences and current tax expenses for the year ended December 31, 2023.

B.	Amounts recognized in OCI

Amounts recognized in OCI have not been incurred, as there were no changes in the deferred tax expenses arising from temporary differences and current tax expenses for the year ended December 31, 2023.

C.	Reconciliation of effective tax rate

		2023
		(In thousands of Korean won)
Loss before income tax	₩	(4,873,004)
Tax at the statutory income tax rate		(482,427)
Adjustments:
Tax-exempt income		(5,902)
Expenses not deductible for tax purposes		162,847
Changes in unrecognized temporary difference		33,355
Other (differences in tax rate, etc)		292,127
Income tax expenses	₩	-
Effective income tax rate (*)		-

(*)	The effective tax rate is not calculated as the Company incurred a loss before income taxes for the year ended December 31, 2023.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

D.	Movement in deferred tax balances

i.	Movement in deferred tax balances for the year ended December 31, 2023

		Tax effect
		Beginning	Increase (decrease)	Ending
		(In thousands of Korean won)
Impairment Losses on Intangible Assets	₩	220,000	(22,000)	198,000
Allowance for doubtful accounts		320,422	(38,329)	282,093
Lease liabilities		93,419	(16,557)	76,862
Property and equipment		(96,388)	18,769	(77,619)
Bond with warrants, net		(299,969)	26,936	(273,033)
Leasehold deposit receivables		7,415	(1,587)	5,828
Defined benefit liabilities		60,793	10,327	71,120
Derivative liabilities		209,773	3,329	213,102
Accrued expenses		6,857	(2,725)	4,132
Accrued income		(2,045)	(7,542)	(9,587)
Inventories, net		28,191	(2,819)	25,372
Provisions for restoration		5,248	(495)	4,753
Others		22,788	(5,591)	17,197
Total	₩	576,504	(38,284)	538,220
Loss carried forward	₩	2,915,306	(21,543)	2,893,763
Carryover tax credit		317,197	93,182	410,379
Unrecognized deferred tax assets		(3,809,007)	(33,355)	(3,842,362)
Deferred tax assets (liabilities)	₩	-	-	-

E.	Deferred assets (liabilities)

i.	Details of unrecognized deferred income tax assets as of December 31, 2023 are as follows:

		December 31, 2023
		(In thousands of Korean won)
Unrecognized temporary difference	₩	538,220
Loss carried forward		2,893,763
Carryover tax credit		410,379
Total	₩	3,842,362

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

ii.	Details of unused loss carried forward and unused carryover tax credit that are not recognized as deferred income tax assets as of December 31, 2023 are as follows:

Year of expiration		Unused loss carried forward	Unused carryover tax credit
		(In thousands of Korean won)
2024	₩	27,507	-
2025		216,576	-
2026		722,024	-
2027		292,098	62,885
2028		319,426	61,859
2029		383,584	35,280
After 2029		932,548	250,355
Total	₩	2,893,763	410,379

iii.	The timing of recovery of deferred tax assets and liabilities as of December 31, 2023 are as follows:

		December 31, 2023
		(In thousands of Korean Won)
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	₩	3,668,122
- Deferred tax assets to be recovered within 12 months		534,660
Sub-total		4,202,782
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months		(85,857)
- Deferred tax liabilities to be recovered within 12 months		(274,563)
Sub-total		(360,420)
Unrecognized deferred tax assets		(3,842,362)
Deferred tax assets (liabilities), net	₩	-

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

17. Loss per share

A.	Basic loss per share

The calculation of basic EPS has been based on the following loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding.

i.	Loss attributable to ordinary shareholders (basic)

		2023
		(In thousands of Korean Won)
Loss for the year	₩	(4,873,003)
Loss attributable to ordinary shareholders	₩	(4,873,003)

ii.	Weighted-average number of ordinary shares (basic)

2023
(In number of shares)
Number of ordinary shares issued at January 1	44,290,970
Share options exercised	2,139,048
Bond with warrants exercised	12,296
Acquisition of treasury shares	(4,832,877)
Weighted-average number of ordinary shares at December 31	41,609,437

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

B.	Anti-diluted loss per share

Diluted loss per share is not different from basic earnings per share as there are no dilution effects of potential ordinary shares for the year ended December 31, 2023.

Details of potential ordinary shares with no dilution effects are as follows:

		2023
		(In Korean won and number of shares)
Share option
Exercise price	₩	500
Potential ordinary share		3,893,760
Bonds with Warrants
Exercise price	₩	2,500 ~ 4,000
Potential ordinary share		13,277,667

C.	Losses per share

2023
(In Korean Won)
Basic losses per share	₩	(117)

18. Accounts payable

Accounts payable as of December 31, 2023 are as follows:

		December 31, 2023
		(In thousands of Korean Won)
Current
Other payables	₩	335,641
Accrued expenses		41,734
Total	₩	377,375

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

19. Provisions

Details of provisions for the year ended December 31, 2023 are as follows:

		2023
		(In thousands of Korean Won)
Building restoration
Beginning of the year	₩	47,710
Interest expense		314
Ending of the year	₩	48,024

The provision for building restoration relates mainly to buildings that were leased during 2023. The provision has been estimated based on historical data associated with similar buildings.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

20. Employee benefits

Details of defined benefit liability recognized as of December 31, 2023 are as follows:

December 31, 2023
(In thousands of Korean won)
Defined benefit liability	718,383

The Company operates defined benefit plans as a retirement pension scheme. Defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk, and market (investment) risk.

A.	Movement in net defined benefit (liability) asset

Details of the reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components for the year ended December 31, 2023 are as follows:

		Defined benefit obligation	Fair value of plan assets	Net defined Benefit liabilities
		(In thousands of Korean won)
Balance at 1 January	₩	552,668	-	552,668
Included in profit or loss
Current service cost		164,021	-	164,021
Interest expense		34,657	-	34,657
Subtotal		198,678	-	198,678
Included in OCI
Remeasurement loss(gain)
- Financial assumption		86,383	-	86,383
- Adjustment based on experience		(34,767)	-	(34,767)
Subtotal		51,616	-	51,616
Other
Benefits paid		(84,579)	-	(84,579)
Balance at 31 December	₩	718,383	-	718,383

B.	Plan assets

There are no contributions funded to its defined benefit plans as of December 31, 2023.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

C.	Defined benefit obligation

i.	Actuarial assumptions

Details of actuarial assumptions used for the year ended December 31, 2023 are as follows:

2023
Discount rate	4.55%
Future salary growth	3.00%

Assumptions regarding future longevity and standard salary scale have been based on data issued by Korea Insurance Development Institute.

As of December 31, 2023, the weighted average duration of the defined benefit obligation was 8.35 years.

ii.	Sensitivity analysis

The Company measures the risk of actuarial assumption changes as a 1% fluctuation in the discount rate and future salary growth rate of the amounts of the defined benefit obligation, which reflects the management’s assessment of the risk of actuarial assumption fluctuation that can reasonably occur. The impact of a 1% fluctuation in discount rates and future salary growth rates on the Company’s defined benefit obligation as of December 31, 2023 is as follows:

		December 31, 2023
		Increased by 1%	Decreased by 1%
		(In thousands of Korean won)
Discount rate	₩	(52,554)	60,884
Future salary growth		61,296	(53,820)

Although the analysis does not take account of the full distribution of cash flows expected under the plan, it does provide an approximation of the sensitivity of the shown assumptions.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

21. Bond with warrants and derivative instruments

Details of principal of bonds issued and outstanding as of December 31, 2023 are as follows:

		December 31, 2023
		(In thousands of Korean won)
Bond with warrants
12th	₩	800,000
13th		3,855,000
14th		750,000
15th		2,180,000
Total	₩	7,585,000

Details of the changes in principal of bonds for the year ended December 31, 2023 are as follows:

		11th	12th	13th	14th	15th	16th	Total
		(In thousands of Korean won)
Balance as of January 1	₩	1,500,000	800,000	4,000,000	-	-	-	6,300,000
Issuance		-	-	-	750,000	2,180,000	30,000,000	32,930,000
Early redemption		-	-	(35,000)	-	-	(30,000,000)	(30,035,000)
Redemption at maturity		(1,500,000)	-	-	-	-	-	(1,500,000)
Exercised		-	-	(110,000)	-	-	-	(110,000)
Balance at 31 December	₩	-	800,000	3,855,000	750,000	2,180,000	-	7,585,000

Changes in the fair value of derivative liabilities embedded in each series of bonds with warrants that were recognized in profit or loss for the year ended December 31, 2023 are as follows:

		11th	12th	13th	14th	15th	16th	Total
		(In thousands of Korean won)
Balance at January 1	₩	507,357	444,992	954,677	-	-	-	1,907,026
Issuance		-	-	-	326,317	696,292	16,571,271	17,593,880
Redemption		(463,092)	-	(8,999)	-	-	(17,953,450)	(18,425,541)
Losses (gains) on valuation of derivatives		(44,265)	(70,828)	45,998	(44,917)	2,504	1,382,179	1,270,671
Exercised		-		(28,285)	-	-		(28,285)
Amount reclassified to share premium (*)		-	(165,204)	-	-	-	-	(165,204)
Balance at December 31	₩	-	208,960	963,391	281,400	698,796	-	2,152,547

(*)	The exercise price was finally adjusted, which is not subject to change, resulting in the reclassification from liabilities to equity.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

Details of the bonds with detachable warrants issued by the Company, which warrants are effective for the year ended December 31, 2023 are as follows:

Series	9th	10th	11th	12th
Type	Detachable Warrants bonds	Detachable Warrants bonds	Detachable Warrants bonds	Detachable Warrants bonds

Issuance amount	2,700,000,000	1,500,000,000	1,500,000,000	800,000,000

Coupon rate (%)	2.5	-	-	-

Yield to maturity (%)	quarterly compounded annual interest 2.5%	2.5	-	-

Issuance date	June 2020	August 2020	March 2022	August 2022

Maturity date	June 2023	August 2023	March 2025	August 2025

Principal redemption

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

Exercise Price (*)	₩3,500 per common share (Subject to adjustment based on the diluted effects of certain events or revenue at a specific point in time)	₩4,000 per common share (Subject to adjustment based on the diluted effects of certain events or revenue at a specific point in time)	₩4,000 per common share	₩2,500 per common share (Subject to adjustment based on revenue at a specific point in time)

Exercise period	June 2021 ~ May 2023	August 2021 ~ July 2023	September 2022 ~ January 2025	February 2023 ~ July 2025

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

Details of the bonds with detachable warrants issued by the Company, which warrants are effective for the year ended December 31, 2023 are as follows: (Continued)

Series	9th	10th	11th	12th
Redemption at the Option of the issuer (Call option)	N/A	N/A

The bonds are early redeemable by the Company in full or partial on March 7, 2023, 12 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

The bonds are early redeemable by the Company in full or partial on August 7, 2023, 12 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

Redemption at the option of the bond holders (Put option)	The bonds are early redeemable in full or partial on June 22, 2021, 1 year from the issuance, or every three months after. In the event of early redemption, the principal amount shall be paid.

The bonds are early redeemable in full or partial on August 14, 2022, 2 years from the issuance, or every three months after.

In the event of early redemption above, the face value of the bond plus the interest amount at the one-year guaranteed yield to maturity (YTM) shall be paid.

Interest rate at exercise date:

2022.08.14 - 1.5%

2022.11.14 - 1.5%

2023.02.14 - 2.0%

2023.05.14 - 2.0%

			The bonds are early redeemable in full or partial on March 7, 2023, 12 months from the issuance, or every three months after. In the event of early redemption, the principal amount shall be paid.	The bonds are early redeemable in full or partial on August 7, 2023, 12 months from the issuance, or every three months after. In the event of early redemption, the principal amount shall be paid.

(*)	The exercise price for the 9th,10th and 12th series was finally adjusted, which is not subject to change in April 2021, July 2021 and February 2023, respectively.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

Details of the bonds with detachable warrants issued by the Company, which warrants are effective for the year ended December 31, 2023 are as follows: (Continued)

Series	13th	14th	15th	16th (*)
Type	Detachable Warrants bonds	Detachable Warrants bonds	Detachable Warrants bonds	Detachable Warrants bonds

Issuance amount	4,000,000,000	750,000,000	2,180,000,000	30,000,000,000

Coupon rate (%)	-	-	-	-

Yield to maturity (%)	-	-	-	Annual simple interest 3.9%

Issuance date	October 2022	April 2023	August 2023	September 2023

Maturity date	October 2025	April 2026	August 2026	September 2028

Principal redemption

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). Upon exercise of each option, the outstanding principal amount together with accrued but unpaid interest is to be redeemed.

Exercise Price	₩2,500 per common share	₩2,500 per common share	₩3,000 per common share	₩3,000 per common share

Exercise period	February 2023 ~ September 2025	August 2023 ~ November 2025	November 2023 ~ July 2026	October 2023 ~ August 2028

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

Details of the bonds with detachable warrants issued by the Company, which warrants are effective for the year ended December 31, 2023 are as follows: (Continued)

Series	13th	14th	15th	16th (*)
Redemption at the Option of the issuer (Call option)

The bonds are early redeemable by the Company in full or partial on April 16, 2024, 18 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

		The bonds are early redeemable by the Company in full or partial on August 7, 2023 or every three months after. In the event of early redemption, the principal amount shall be paid.	The bonds are early redeemable by the Company in full or partial on August 18, 2024 or every three months after. In the event of early redemption, the principal amount shall be paid.

The bonds are early redeemable by the Company in full or partial on November 20, 2024, 2 months from the issuance, or every three months after.

In the event of early redemption, the principal amount shall be paid.

Redemption at the option of the bond holders (Put option)	The bonds are early redeemable in full or partial on April 16, 2024, 18 months from the issuance, or every three months after. In the event of early redemption, the principal amount shall be paid.	The bonds are early redeemable in full or partial on August 7, 2023 or every three months after. In the event of early redemption, the principal amount shall be paid.	The bonds are early redeemable in full or partial on August 18, 2024 or every three months after. In the event of early redemption, the principal amount shall be paid.	The bonds are early redeemable in full or partial on November 20, 2024, 2 months from the issuance, or every three months after. In the event of early redemption, the principal amount shall be paid.

(*)	For the 16th series of detachable warrant bonds, the Company granted the investor the right to pledge a bank account holding up to the issuance amount at the time of issuance. Additionally, 70% of the issued warrants are owned and held by the Company, while 30% are owned and held by the investor. Subsequently, the Company amended the agreement for early redemption before the exercisable date of November 13, 2024.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

22. Financial instruments by category

The carrying amounts of financial instruments by category as of December 31, 2023 are as follows:

		December 31, 2023
		(In thousands of Korean won)
Financial assets at amortized cost
Cash and cash equivalents	₩	668,235
Short-term loans, net		900,000
Accounts receivable - other, net		51,827
Long-term financial instruments		30,000
Long-term loans, net		1,366,200
Long-term accounts receivable - other, net		982
Other non-current financial assets		446,053
Total	₩	3,463,297

		December 31, 2023
		(In thousands of Korean won)
Financial liabilities at amortized cost
Accounts payable - other (*)	₩	123,754
Bond with warrants, net		4,827,086
Lease liabilities		776,385
Financial liabilities at fair value through profit or loss
Derivative liabilities		2,152,547
Total	₩	7,879,772

(*)	Accounts payable that are not financial liabilities are excluded.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

The net gains and losses by category of financial instruments for the year ended December 31, 2023 are as follows:

		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
Interest income	₩	189,666	-	-	189,666
Interest expense		-	(1,248,570)	-	(1,248,570)
Foreign currency differences		1,132	-	-	1,132
Loss on valuation		-	-	(1,270,671)	(1,270,671)
Gain on bond redemption		-	1,176,775	-	1,176,775
Total	₩	190,798	(71,795)	(1,270,671)	(1,151,668)

23. Capital and other components of equity

A.	Share capital

Details of share capital as of December 31, 2023 are as follows:

		December 31, 2023
		(In Korean won and number of shares)
Number of authorized shares		100,000,000
Value per share	₩	500
Number of shares issued		47,616,210
Common shares	₩	23,808,105,000

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at the general meetings of the Company.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

B.	Other components of equity

i.	Details of other components of equity, net of taxes, as of December 31, 2023 are as follows:

		December 31, 2023
		(In thousands of Korean won)
Other reserves
Employee share options	₩	3,149,428
Treasury shares		(1,808,647)
Subtotal		1,340,781
Other Comprehensive Income
Remeasurements of defined benefit liability		201,386
Subtotal		201,386
Total	₩	1,542,167

ii.	Changes in other components of equity for the year ended December 31, 2023 are as follows:

		Remeasurements of defined benefit liability	Employee share options	Treasury shares	Total
Balance as of January 1, 2023	₩	253,002	6,863,792	-	7,116,794
Changes, net of taxes		(51,616)	(3,714,364)	(1,808,647)	(5,574,627)
Balance as of December 31, 2023	₩	201,386	3,149,428	(1,808,647)	1,542,167

iii.	Details of treasury shares for the year ended December 31, 2023 are as follows:

		2023
		Number of shares	Carrying amount
		(In thousands of Korean won and number of shares)
Beginning balance	₩	-	-
Acquisition		4,900,000	1,808,647
Ending balance	₩	4,900,000	1,808,647

On January 6, 2023, the Company acquired a 10.29% interest in the Company’s issued shares for approximately Korean Won 1,808,647 thousand.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

24. Capital management

The Company’s policy is to maintain a strong capital base to uphold investor, creditor, and market confidence and to sustain future development of the business. The Company monitors capital using a ratio of ‘net debt’ to ‘total equity’. Net debt is calculated as total liabilities (as shown in the statement of financial position) less cash and cash equivalents. The Company’s net debt to adjusted equity ratio as of December 31, 2023 is as follows:

		December 31, 2023
		(In thousands of Korean won)
Total liabilities	₩	9,109,442
Less: Cash and cash equivalents		(668,235)
Net debt		8,441,207
Total equity	₩	(3,384,402)
Net debt to total equity ratio (*)		-

(*)	Net debt to total equity ratio is not calculated as total equity is negative.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

25. Share-based payment arrangements

A.	Description of share-based payment arrangements

As of December 31, 2023, the Company had the following share-based payment arrangements. On October 1, 2015, June 29, 2016 and June 15, 2020, the Company established share option plans that entitle key management personnel and employees to purchase shares in the Company. Under these plans, holders of vested options are entitled to purchase shares at the exercise price agreed upon at the grant date. Currently, these plans are limited to key management personnel and employees.

The key terms and conditions related to the grants under these plans are as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life of options	Type	Underlying assets
As of October 1, 2015 (*1)	9,500,000	2 years’ service from grant date	9 years	Equity-settled	CUBEBIO Co., Ltd.’s ordinary shares
As of June 29, 2016 (*2)	85,638	2 years’ service from grant date	9 years	Equity-settled	CUBEBIO Co., Ltd.’s ordinary shares
As of June 15, 2020	7,000,000	2 years’ service from grant date	7 years	Equity-settled	CUBEBIO Co., Ltd.’s ordinary shares
Total share options	16,585,638

(*1)	The options granted as of October 1, 2015 have been fully vested on October 1, 2017.
(*2)	The options granted as of June 29, 2016 have been fully vested on June 29, 2018 and fully exercised.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

B.	Measurement of fair values

The fair value of the employee share options granted as of June 15, 2020 has been measured using a binomial model. The inputs used in the measurement of the fair values at the grant date of the equity-settled share-based payment plans are as follows:

Share option plan (equity-settled)		June 15, 2020
		(In Korean Won and number of shares)
Fair value of option	₩	1,132
Share price	₩	1,412
Exercise price	₩	500
Risk - free interest rate (based on government bonds)		3.89%
Volatility (*)		83.78%
Expected term (years)		4~5
Expected dividend		0%

(*)	Volatility has been calculated based on an evaluation of the historical volatility of other companies’ share prices, which are listed in KOSDAQ, particularly over the historical period commensurate with the prior year.

C.	Reconciliation of outstanding share options

The number and exercise prices of share options under the share option plan for the year ended December 31, 2023 are as follows:

	2023
Share option plan (equity-settled)	Number of options		Exercise price (*)
	(In Korean Won and number of options)
Outstanding at January 1	7,175,000	₩	500
Exercised during the year	(3,281,240)		500
Outstanding at December 31	3,893,760		500
Exercisable at December 31	3,893,760	₩	500

(*)	Weighted average exercise price per share.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

26. Income and expenses

A.	Other income

Details of other income for the year ended December 31, 2023 are as follows:

		2023
		(In thousands of Korean won)
Miscellaneous income	₩	9,592
Reversal of allowance for doubtful accounts		129,785
Total	₩	139,377

B.	Other expenses

Details of other expenses for the year ended December 31, 2023 are as follows:

		2023
		(In thousands of Korean won)
Other bad debt expenses	₩	61,821
Losses on disposal of property and equipment		3,917
Miscellaneous expenses		2,616
Total	₩	68,354

C.	Expenses by nature

Details of the classification of expenses by nature for the year ended December 31, 2023 are as follows:

		2023
		(In thousands of Korean won)
Employee benefits	₩	2,305,616
Depreciation		334,487
Amortization of intangible assets		67,880
R&D expenses		461,760
Commission fee		215,483
Rent		91
Supplies		2,958
Water and fuel expenses		82,224
Transportation		16,160
Building maintenance		53,789
Other expenses		180,323
Total	₩	3,720,771

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

27. Finance income and costs

Details of finance income and costs for the year ended December 31, 2023 are as follows:

		2023
		(In thousands of Korean Won)
Finance income
Interest income	₩	189,666
Foreign exchange gains		9
Gains on foreign currency translation		1,247
Gains on bond redemption		1,222,796
Gains on valuation of derivatives		157,506
Total	₩	1,571,224
Finance costs
Interest expenses	₩	1,319,756
Foreign exchange losses		411
Losses on foreign currency translation		115
Losses on bond redemption		46,021
Losses on valuation of derivatives		1,428,177
Total	₩	2,794,480

28. Related parties

A.	List of related parties

List of related parties that had transactions with the Company for the periods covered by the financial statements as of December 31, 2023 is as follows:

Relationship	December 31, 2023
Entity that has significant Influence over the Company (*1)	Well Core Co., Ltd. (“Well Core”)

(*1)	Well Core Co., Ltd. (“Well Core”) is an entity that has significant influence over the Company.
(*2)	Other related parties include a member of the key management personnel of the reporting entity and a close member of that person’s family.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

B.	Transactions with related parties

Details of transactions with related parties for the year ended December 31, 2023 are as follows:

			2023
Related party	Name of entity		Interest income	Purchases	Interest expenses
			(In thousands of Korean won)
Entity that has significant influence over the Company	Well Core	₩	13,712	-	-
Key management personnel	Jae Myung Kim		-	-	54,515
Key management personnel	Noh Bin Park		-	-	2,684
Key management personnel	Ho Sung Han		-	-	2,013
Key management personnel	Eun Jong Choi		6,338	-	-
Other related party	Se Yoon Kim		-	-	9,166
Other related party	Gyung Ha Yu		-	-	655
Other related party	Jung Gon Kim		17,644	-	248,528
Total		₩	37,694	-	317,561

C.	Account balances with related parties

Details of receivables and payables account balances with related parties for the year ended December 31, 2023 are as follows:

			December 31, 2023
Related party	Name of entity		Payables	Receivables
			(In thousands of Korean won)
Entity that has significant influence over the Company	Well Core	₩	-	309,112
Key management personnel	Eun Jong Choi		-	606,338
Key management personnel	Noh Bin Park		13,380	-
Key management personnel	Ho Sung Han		10,035	-
Key management personnel	Jae Myung Kim		435,791	-
Other related party	Se Yoon Kim		117,736	-
Other related party	Gyung Ha Yu		8,410	-
Other related party	Jung Gon Kim		1,605,584	-
Total		₩	2,190,936	915,450

(*)	Details of derivatives resulting from transactions with the related parties mentioned above are included in Note 12 and Note 21.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

D.	Financing transactions with related parties

Details of significant financing transactions with related parties for the year ended December 31, 2023 are as follows:

				2023
Related party	Name of entity	Account		Beginning Balance	Increase	Decrease	Ending Balance
				(In thousands of Korean won)
Entity that has significant influence over the Company	Well Core	Short-term loan	₩	-	900,000	600,000	300,000
Entity that has significant influence over the Company	Well Core	Accrued income		-	9,112	-	9,112
Key management personnel	Eun Jong Choi	Short-term loan		-	600,000	-	600,000
Key management personnel	Eun Jong Choi	Accrued income		-	6,338	-	6,338
Other related party	Jung Gon Kim	Short-term loan		-	700,000	700,000	-
Key management personnel	Jae Myung Kim (*2)	Bond with warrants (*1)		400,000	300,000	-	700,000
Key management personnel	Noh Bin Park	Bond with warrants (*1)		20,000	-	-	20,000
Key management personnel	Ho Sung Han	Bond with warrants (*1)		15,000	-	-	15,000
Other related party	Se Yoon Kim	Bond with warrants (*1)		-	210,000	-	210,000
Other related party	Gyung Ha Yu	Bond with warrants (*1)		-	15,000	-	15,000
Other related party	Jung Gon Kim (*3)	Bond with warrants (*1)		2,400,000	-	-	2,400,000
Total			₩	2,835,000	2,740,450	1,300,000	4,275,450

(*1)	The amounts are presented as the principal of the bonds.
(*2)	Joined as a member of Board of Directors during the year ended December 31, 2023.
(*3)	The Company recognized Jung Gon Kim as a related party as Jung Gon Kim is a close family member of Jae Myung Kim, a key management personnel.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

E.	Key management personnel compensation

The compensation for key management personnel for the year ended December 31, 2023 is as follows:

		2023
		(In thousands of Korean won)
Short-term employee benefits	₩	414,379
Retirement benefit		39,177
Total	₩	453,556

The compensation for the Company’s key management personnel includes salaries and contributions to a post-employment defined benefit plan. Executive officers also participate in the Company’s share option plan.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

29. Statement of cash flows

A.	Cash flows from operating activities

Details of adjustments for income and expenses from operating activities for the year ended December 31, 2023 are as follows:

		2023
		(In thousands of Korean won)
Adjustments for income and expenses
Depreciation	₩	334,487
Amortization		67,880
Other bad debt expenses		61,821
Reversal of other bad debt expenses		(129,785)
Gains on valuation of derivatives		(157,506)
Losses on foreign currency translation		115
Gains on foreign currency translation		(1,247)
Losses on disposal of property and equipment		3,917
Interest expenses		1,319,756
Interest income		(189,666)
Gains on bond redemption		(1,222,796)
Losses on bond redemption		46,021
Losses on valuation of derivatives		1,428,177
Severance benefits		198,678
Subtotal	₩	1,759,852
Changes in assets and liabilities
Other non-current assets		8,000
Other current non-financial liabilities	₩	(134,841)
Accounts receivable - other, net		(20,054)
Prepaid expenses		(20,036)
Prepayments		243
Liabilities due to benefits paid		(84,579)
Subtotal	₩	(251,267)
Total	₩	1,508,585

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

B.	Significant non-cash transactions

Significant non-cash transactions for the year ended December 31, 2023 are as follows:

2023
(In thousands of Korean won)
Increase in lease liabilities	25,513
Reclassification of accounts receivable - other, net to treasury share	1,808,647

In November 2022, the Company disposed of long-term investment securities, the shares of Exergy21 Co., Ltd. to HCI One Co., Ltd. at Korean Won 5,016,716 thousand. For the consideration of the sales of the shares of Exergy21 Co., Ltd., HCI One Co., Ltd. paid Korean Won 400,000 thousand to the Company. Also, in 2022, payable to HCI One Co., Ltd. amounts to Korean Won 2,808,069 thousand was offset. In 2023, the Company received the shares of the Company from HCI One Co., Ltd. at a total value of Korean Won 1,808,647 thousand as the rest of consideration.

C.	Movements of liabilities to cash flows arising from financing activities

The movements of liabilities from cash flows arising from financing activities for the year ended December 31, 2023 are as follows:

		Current bond with warrants	Non-current bond with warrants	Current lease liabilities	Non-current lease liabilities	Total
		(In thousands of Korean won)
Balance at January 1, 2023	₩	1,433,903	2,139,105	95,782	753,478	4,422,268
Changes from financing cash flows
Proceeds from issuance of bond with warrants		32,930,000	-	-	-	32,930,000
Repayment of bond with warrants		(31,535,000)	-	-	-	(31,535,000)
Payment of lease liability principal		-	-	(98,388)	-	(98,388)
Total	₩	1,395,000	-	(98,388)	-	1,296,612
Other changes
Proceeds from warrants exercised		(110,000)	-	-	-	(110,000)
New leases		-	-	-	22,231	22,231
Other non-cash transactions		(1,272,587)	-	-	-	(1,272,587)
Lease reassessment		-	-	-	3,282	3,282
Interest expense		1,248,570	-	70,872	-	1,319,442
Interest paid		(6,905)	-	(70,872)	-	(77,777)
Reclassification		2,139,105	(2,139,105)	111,233	(111,233)	-
Total	₩	1,998,183	(2,139,105)	111,233	(85,720)	(115,409)
Balance at December 31, 2023	₩	4,827,086	-	108,627	667,758	5,603,471

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

30. Commitments and contingencies

A.	Litigation

The Company’s pending lawsuit as a defendant as of December 31, 2023 is as follows:

Court	Plaintiff	Description	Claim amount	Status
(In thousands of Korean won)
Supreme Court of Korea	Korea Credit Guarantee Fund	Subject claim	1,695,217	The case has been under appeal since 2019.

Detailed information about the lawsuit is included in Note 32.

B.	Significant Commitments

Significant commitments the Company has entered into with financial institutions and others as of December 31, 2023 are as follows:

Financial institutions	Categories		Credit limit	Borrowings amount
			(In thousands of Korean won)
KYOBO Securities Co., Ltd.	Operation fund	₩	40,000	-
Shinhan Card Co., Ltd.	Revolving credit (*)		30,000	16,191
Total		₩	70,000	16,191

(*)	The Company provides long-term financial instruments as collateral for the borrowing.

C.	List of assets provided as collateral

The list of assets that the Company provided as collateral as of December 31, 2023 is as follows:

Account	Counterparty receiving the collateral	Usage restrictions	December 31, 2023
			(In thousands of Korean won)
Long-term financial instruments	Shinhan Card Co., Ltd	Provided as collateral for revolving credit	30,000

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

31. Going concerns

The Company has incurred significant losses and negative cash flows from operations; net loss was Korean Won 4,873,004 thousand for the year ended December 31, 2023. During the year ended December 31, 2023, the Company had negative cash flows from operations of Korean Won 3,380,230 thousand. As of December 31, 2023, the Company’s accumulated deficit was Korean Won 61,344,875 thousand. The Company has funded its operations to date through equity and debt financing and had cash equivalents of Korean Won 668,235 thousand as of December 31, 2023. The Company monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. However, these cash flow projections are subject to various uncertainties concerning their fulfilment, such as the ability to generate revenues by attracting and expanding its customer base and completing additional financing. The Company expects to fund its operations using cash on hand and proceeds from the exercise of outstanding warrants and disposition of treasury shares. There are no assurances, however, that the Company will be able to generate the revenue necessary to support its cost structure or that it will be successful in obtaining the level of financing necessary for its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

32. Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to February 14, 2025, the date when the financial statements were available to be issued. Based upon the review, the Company did not identify any subsequent events that would have required adjustments or disclosure in the financial statements.

From January 2024 to December 2024, 966,600 shares of treasury shares were sold for a total consideration of Korean Won 4,011,860 thousand. The treasury shares were sold through a series of transactions, and the proceeds from the transactions will be used to fund the operation of the Company.

From January 2024 to October 2024, share options granted to employees in June 2020 were exercised, resulting in the issuance of 2,053,600 shares of common share for a total consideration of Korean Won 1,026,800 thousand. The proceeds from the transactions will be used to fund the operation of the Company.

On January 15, 2024, the Company collected a loan of approximately Korean Won 307,017 thousand from Well Core Co., Ltd.

On February 15, 2024, the Supreme Court of Korea rendered a decision to dismiss the appeal filed by the Company in 2019. Accordingly, the Company no longer expects to recover the amount of Korean Won 1,695,217 thousand paid to the Korea Credit Guarantee Fund. The amount of Korean Won 1,695,217 thousand paid to the Korea Credit Guarantee Fund was the result of the Fund’s inability to recover the shares of FarmswellBio Co, Ltd from the principal debtor, Merit In Co, Ltd. Consequently, the Fund instituted a claim for compensation against the Company, which had purchased the shares, and the Company failed in the litigation, thereby necessitating the payment.

On February 26, 2024, the maturity date of the loan to Magium Corp. was extended to March 31, 2025.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

On February 14, 2024, the 15th series of bonds with warrants in the amount of Korean Won 20,000 thousand was exercised to purchase 6,666 shares of the Company’s common share at Korean Won 3,000 per share.

On April 24, 2024, Well Core Co., Ltd. loaned Korean Won 400,000 thousand. The loan is for a term of one year and bears interest at the rate of 4.6% per annum. The proceeds of the loan will be used to fund the operations of the Company. On July 10, 2024, the Company repaid the loan in full amount of Korean Won 400,000 thousand.

On May 30, 2024, the 13th series of bonds with warrants in the amount of Korean Won 35,000 thousand was exercised to purchase 14,000 shares of the Company’s common share at Korean Won 2,500 per share.

On July 2, 2024, the Company entered into an agreement for the issuance of the 17th series of bonds with warrants for the amount of Korean Won 2,000,000 thousand to fund its operation.

On July 22, 2024, the Company made a repayment of Korean Won 750,000 thousand, due to the exercise of the investor’s early redemption right related to the 14th series of bonds with warrants.

On August 6, 2024, the 15th series of bonds with warrants in the amount of Korean Won 615,000 thousand was exercised to purchase 204,999 shares of the Company’s common share at Korean Won 3,000 per share.

On August 6, 2024, the 13th series of bonds with warrants in the amount of Korean Won 2,400,000 thousand and Korean Won 600,000 thousand each were exercised to purchase 960,000 and 240,000 shares of the Company’s common share, respectively, at Korean Won 2,500 per share.

On August 7, 2024 and September 11, 2024, the Company collected each Korean Won 100,000 thousand and Korean Won 60,000 thousand of the loan from the CEO of the Company.

On August 29, 2024, the Company entered into that certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and between the Company and Mountain Crest Acquisition Corp., V, a Delaware corporation (“MCAG”), pursuant to which the following transactions will occur: (1) CHL SPAC Merger Sub, Inc., a corporation to be formed in Delaware (the “SPAC Merger Sub”), will be merged with and into MCAG with MCAG being the surviving entity (the “SPAC Merger”) as a direct wholly owned subsidiary of CubeBio Holdings Limited, an exempted company to be formed in the Cayman Islands (“PubCo”), and (b) all shareholders of the Company shall transfer their respective common shares (the “CUBEBIO Common Shares”) to CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) to be organized under the laws of Korea (the “Exchange Sub”), in exchange for the right to receive PubCo Ordinary Shares (as defined in the BCA) (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination, PubCo expects the PubCo Ordinary Shares to be listed and traded on The Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the BCA.

On October 15, 2024, the 13th series of bonds with warrants in the amount of Korean Won 360,000 thousand was exercised to purchase 144,000 shares of the Company’s common shares at Korean Won 2,500 per share.

Cubebio Co., Ltd.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

On October 15, 2024, the 15th series of bonds with warrants in the amount of Korean Won 165,000 thousand was exercised to purchase 55,000 shares of the Company’s common shares at Korean Won 3,000 per share.

On October 21, 2024, the 16th series of bonds with warrants in the amount of Korean Won 3,000,000 thousand was exercised to purchase 1,000 thousand shares of the Company’s common shares at Korean Won 3,000 per share.

On November 4, 2024, the 17th series of bonds with warrants in the amount of Korean Won 1,000,000 thousand was early redeemed upon the exercise of early redemption right by the holder of the 17th series of bonds with warrants.

On November 7, 2024, the Company entered into an agreement for the issuance of the 18th series of bonds with warrants for the amount of Korean Won 2,500,000 thousand to fund its operation.

On November 12, 2024, the 17th series of bonds with warrants in the remaining amount of Korean Won 1,000,000 thousand was early redeemed upon the exercise of early redemption right by the holder of the 17th series of bonds with warrants.

On November 15, 2024, the Company collected Korean Won 300,000 thousand of the loan from the CEO of the Company.

On February 12, 2025, the 16th series of bonds with warrants in the amount of Korean Won 6,000,000 thousand was exercised to purchase 2,000,000 shares of the Company’s common shares at Korean Won 3,000 per share.

MOUNTAIN CREST ACQUISITION CORP. V

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Mountain Crest Acquisition Corp. V

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Mountain Crest Acquisition Corp. V (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter - Restatement

As discussed in Note 2 to the financial statements, the accompanying financial statements as of and for the year ended December 31, 2022 have been restated to correct misstatements. Our opinion is not modified with respect to that matter.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans and the Company’s cash and working capital are not sufficient to complete its planned activities one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2021.

New York, New York

August 23, 2024

PCAOB Number 1195

MOUNTAIN CREST ACQUISITION CORP. V

BALANCE SHEETS

	December 31,
	2023	2022 (As restated)
ASSETS
Current assets
Cash	$16,089	$259,408
Prepaid expenses	-	11,430
Total Current assets	16,089	270,838

Investments held in Trust Account	5,613,395	19,572,432
TOTAL ASSETS	$5,629,484	$19,843,270

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$582,432	$319,873
Income taxes payable	289,588	180,872
Excise taxes payable	146,924	-
Promissory note	52,877	-
Promissory note – related party	200,000	-
Interest payable	5,587	-
Total Current liabilities	1,277,408	500,745

Deferred underwriting fee payable	2,070,000	2,070,000
TOTAL LIABILITIES	3,347,408	2,570,745

COMMITMENTS AND CONTINGENCIES
Common stock subject to possible redemption, $0.0001 par value, 519,321 and 1,934,108 shares at redemption value of $10.74 and $10.11 per share as of December 31, 2023 and 2022, respectively	5,579,231	19,550,035

Stockholders’ Deficit
Common Stock; $0.0001 par value; 30,000,000 shares authorized; 2,650,900 and 2,125,900 issued and outstanding (excluding 519,321 and 1,934,108 shares subject to possible redemption) as of December 31, 2023 and 2022, respectively	266	213
Additional paid-in capital	1,946,827	-
Accumulated deficit	(5,244,248)	(2,277,723)
Total Stockholders’ Deficit	(3,297,155)	(2,277,510)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$5,629,484	$19,843,270

The accompanying notes are an integral part of the financial statements.

MOUNTAIN CREST ACQUISITION CORP. V

STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2023	2022 (As restated)
General and administrative expenses	$2,654,975	$746,913
Loss from operations	(2,654,975)	(746,913)

Other income (expense):
Interest earned on investments held in Trust Account	510,728	932,256
Interest expense	(5,587)	-
Total other income, net	505,141	932,256

(Loss) income before provision for income taxes	(2,149,834)	185,343
Provision for income taxes	(101,282)	(180,872)
Net (loss) income	$(2,251,116)	$4,471

Weighted average shares outstanding of redeemable common stock	1,029,765	6,682,317
Basic and diluted loss per share, redeemable common stock	$(0.20)	$0.03

Weighted average shares outstanding of non-redeemable common stock	2,284,119	2,125,900
Basic and diluted net loss per share, non-redeemable common stock	$(0.90)	$(0.08)

The accompanying notes are an integral part of the financial statements.

MOUNTAIN CREST ACQUISITION CORP. V

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance – December 31, 2021	2,125,900	$213	$-	$(1,602,712)	$(1,602,499)

Accretion for common stock subject to redemption amount	-	-	-	(679,482)	(679,482)

Net income	-	-	-	4,471	4,471

Balance – December 31, 2022	2,125,900	213	-	(2,277,723)	(2,277,510)

Accretion for common stock subject to redemption amount	-	-	(153,120)	(568,485)	(721,605)

Excise tax payable attributable to redemption of common stock	-	-	-	(146,924)	(146,924)

Conversion of Promissory Note payable	75,000	8	299,992	-	300,000

Conversion of Vendor liability	450,000	45	1,799,955	-	1,800,000

Net loss	-	-	-	(2,251,116)	(2,251,116)

Balance – December 31, 2023	2,650,900	$266	$1,946,827	$(5,244,248)	$(3,297,155)

The accompanying notes are an integral part of the financial statements.

MOUNTAIN CREST ACQUISITION CORP. V

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(2,251,116)	$4,471
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(510,728)	(932,256)
Changes in operating assets and liabilities:
Prepaid expenses	11,430	85,989
Interest payable	5,587	-
Income taxes payable	108,716	180,872
Accounts payable and accrued expenses	2,165,436	214,574
Net cash used in operating activities	(470,675)	(446,350)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(351,932)	-
Cash withdrawn from Trust Account to pay franchise and income taxes	129,288	231,220
Cash withdrawn from Trust Account in connection with redemption	14,692,409	50,129,447
Net cash provided by investing activities	14,469,765	50,360,667

Cash Flows from Financing Activities:
Proceeds from promissory note – related party	200,000	-
Repayment of promissory note	(50,000)	-
Proceeds from convertible promissory note – related party	300,000	-
Redemption of common stock	(14,692,409)	(50,129,447)
Net cash used in financing activities	(14,242,409)	(50,129,447)

Net Change in Cash	(243,319)	(215,130)
Cash – Beginning of period	259,408	474,538
Cash – End of period	$16,089	$259,408

Non-Cash Investing and Financing Activities:
Accretion for common stock subject to redemption amount	$721,605	$679,482
Excise tax payable attributable to redemption of common stock	$146,924	$-
Conversion of accounts payable to promissory notes	$102,877	$-
Conversion of convertible promissory note - related party	$300,000	$-
Conversion of vendor liability	$1,800,000	$-

The accompanying notes are an integral part of the financial statements.

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Mountain Crest Acquisition Corp. V (the “Company”) is a blank check company that was incorporated in Delaware on April 8, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search on private companies in North America and Asia Pacific regions that have positive operating cash flow or compelling economics and clear paths to positive operating cash flow, significant assets, and successful management teams that are seeking access to the U.S. public capital markets. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2023, the Company had not commenced any operations. All activity for the period from April 8, 2021 (inception) through December 31, 2023 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 12, 2021. On November 16, 2021, the Company consummated the Initial Public Offering of 6,000,000 units (the “Units”) and, with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”) included in the Units sold, the public shares sold in the Initial Public Offering (the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $60,000,000, which is described in Note 4.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 205,000 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to Mountain Crest Global Holdings LLC (the “Sponsor”) generating gross proceeds of $2,050,000, which is described in Note 5.

Following the closing of the Initial Public Offering on November 16, 2021, an amount of $60,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (the “Trust Account”), which was invested in money market funds, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account as described below.

On November 18, 2021, the underwriters fully exercised their over-allotment option, resulting in an additional 900,000 Units issued for an aggregate amount of $9,000,000. In connection with the underwriters’ full exercise of their over-allotment option, the Company also consummated the sale of an additional 18,000 Private Units at $10.00 per Private Unit, generating total proceeds of $180,000. A net total of $9,000,000 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $69,000,000.

Transaction costs amounted to $5,090,361 consisting of $1,380,000 of underwriting fees, $2,070,000 of deferred underwriting fees and $1,640,361 of other offering costs (which includes $1,383,617 of Representative Shares (as defined in Note 7) at fair value. See Note 7).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and net of amounts previously released to the Company to pay its tax obligations) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commission the Company will pay to the underwriters (as discussed in Note 6).

The Company will proceed with a Business Combination if a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, as amended (the “Charter”), conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to (a) vote its Insider Shares (as defined in Note 5), Private Shares and any Public Shares held by it in favor of a Business Combination and (b) not to redeem any shares in connection with a stockholder vote to approve a Business Combination or sell any such shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Charter provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed to (i) waive its redemption rights with respect to Insider Shares, Private Shares and any Public Shares it may acquire during or after the Initial Public Offering in connection with the consummation of a Business Combination and (ii) not to propose an amendment to the Company’s Charter that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders an opportunity to redeem their Public Shares in conjunction with any such amendment. However, the Sponsor will be entitled to liquidating distributions with respect to any Public Shares acquired if the Company fails to consummate a Business Combination or liquidates within the period of time for the Company to complete a Business Combination (the “Combination Period”).

The Company initially had until November 16, 2022 (or until February 16, 2023 if the Company had executed a definitive agreement for a Business Combination by November 16, 2022 but had not completed the Business Combination by such date) to consummate a Business Combination. On October 19, 2022, upon the upon the execution of a Business Combination Agreement, the Combination Period under its Charter was extended for a period of 3 months from November 16, 2022 to February 16, 2023. Subsequently, as approved by its stockholders at the special meeting of stockholders held on December 20, 2022, the Company entered into an amendment to the Investment Management Trust Agreement, dated as of November 12, 2021, with Continental Stock Transfer & Trust Company, on December 20, 2022 (the “Trust Amendment”). Pursuant to the Trust Amendment, the Company extended the Combination Period from February 16, 2023 to May 16, 2023 by depositing $300,000 into the Company’s trust account (the “Trust Account”) on February 15, 2023.

In connection with the stockholders’ vote at the special meeting of stockholders held by the Company on December 20, 2022, 4,965,892 shares were tendered for redemption.

On April 3, 2023, the Company received a notice from the Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company’s listed securities failed to satisfy the $50,000,000 market value of listed securities (“MVLS”) requirement for continued listing on The Nasdaq Global Market (the “Global Market”) in accordance with Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Requirement”) based upon the Company’s MVLS for the 30 consecutive business days prior to the date of the notice. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided a period of 180 calendar days, or until October 2, 2023, in which to regain compliance with the MVLS Requirement.

On April 7, 2023, the Company submitted its application to transfer the listing of its securities from the Global Market to The Nasdaq Capital Market (the “Capital Market”).

On May 12, 2023, the Company held a special meeting of stockholders, at which the Company’s stockholders approved an amendment (the “Extension Amendment”) to the Company’s Charter, giving the Company the right to extend Combination Period from May 16, 2023 to February 16, 2024. In connection with the Extension Amendment, stockholders holding 1,405,134 shares of redeemable Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account.

On May 18, 2023, the Company received a second notice (the “May 18, 2023 Notice”) from Nasdaq, stating that the Company no longer satisfies the requirement to maintain a minimum of 1,100,000 publicly held shares (the “PHS Requirement”) for continued listing on the Global Market, according to the number of publicly held shares reported on its Form 8-K for May 12, 2023. The Company was provided 45 calendar days, or until July 3, 2023, to submit a plan to Nasdaq to regain compliance with the PHS Requirement.

On June 27, 2023, the Company received a third notice from Nasdaq stating that the Company’s listed securities failed to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $15,000,000 which is a requirement for continued listing on the Global Market in accordance with Nasdaq Listing Rule 5450(b)(3)(C) (the “MVPHS Requirement”) based upon the Company’s MVPHS for the 30 consecutive business days prior to the date of the notice. In accordance with Nasdaq Listing 5810(c)(3)(D), the Company was provided a period of 180 calendar days, or until December 26, 2023, in which to regain compliance with the MVPHS Requirement.

On June 30, 2023, in response to Nasdaq’s May 18, 2023 Notice, the Company submitted a plan to Nasdaq to regain compliance with the PHS Requirement.

On July 18, 2023, the Company received a determination letter from Nasdaq advising it that the Nasdaq Staff has accepted the Company’s plan to regain compliance with the PHS Requirement provided that, on or before November 14, 2023, the Company must file with the SEC and Nasdaq a public document containing its current total shares outstanding and a beneficial ownership table in accordance with the SEC Proxy Rules. If the Company fails to file such public document by November 14, 2023, the Company may receive a notice that its securities will be delisted. In that case, the Company will have the opportunity to appeal that decision to a Listing Qualifications Panel.

As approved by its stockholders at the annual meeting held on August 21, 2023, the Company filed the No. 3 amendment to the Charter (a) to modify the terms and extend the Combination Period to November 16, 2024, provided that the Company deposits into the Trust Account an amount equal to $0.10 per outstanding Public Share for each three-month extension commencing on November 17, 2023 by revising paragraph E of Article Sixth of the Charter; (b) to eliminate the requirement to maintain $5,000,001 of net tangible book value prior to or upon consummation of a Business Combination by eliminating such requirement set forth in paragraph D of Article Sixth of the Charter; and (c) to permit prior to a Business Combination the issuance of Common Stock or securities convertible into Common Stock or the issuance of securities which vote as a class with the Common Stock on a Business Combination by eliminating the restrictions on such issuances set forth in paragraph G of Article Sixth of the Charter.

In connection with the stockholders’ vote at the annual meeting of stockholders held by the Company on August 21, 2023, 9,653 shares were tendered for redemption.

On October 23, 2023 the Company received approval (the “Approval”) from the Nasdaq Listing Qualifications Department of the Nasdaq that the Company’s application to transfer the listing of its Common Stock, units and rights from the Global Market to the Capital Market has been approved. The Common Stock, units and rights will be transferred to the Capital Market at the opening of business on October 27, 2023. Common stock, units and rights will continue to trade under the symbols “MCAG,” “MCAGU” and “MCAGR,” respectively and trading of its Common Stock, units and rights will be unaffected by this transfer. The Capital Market operates in substantially the same manner as the Global Market, and listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.

As previously disclosed, the Company received three letters from Nasdaq indicating the Company failed to comply with certain continued listing requirements for the Global Market, specifically on: (i) April 3, 2023, the Company received a letter from Nasdaq stating that the Company’s listed securities failed to comply with the $50,000,000 market value of listed securities (“MVLS”) requirement for continued listing on the Global Market in accordance with Nasdaq Listing Rule 5450(b)(2)(A) based upon the Company’s MVLS for the 30 consecutive business days prior to the date of the notice, (ii) May 18, 2023, the Company received a letter from Nasdaq stating that the Company failed to maintain the minimum 1,100,000 publicly held shares as required by the Nasdaq continued listing rules, and (iii) June 27, 2023, the Company received a letter from Nasdaq stating that the Company’s publicly held shares failed to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $15,000,000 which is a requirement for continued listing on the Global Market in accordance with Nasdaq Listing Rule 5450(b)(3)(C) based upon the Company’s MVPHS for the 30 consecutive business days prior to the date of the notice. Upon the transfer of the listing of the Company’s securities to the Capital Market on October 27, 2023, each of the above deficiencies will be resolved because the Company will no longer be subject to the continued listing requirements for the Global Market.

On October 25, 2023, the Company issued a press release announcing its listing transfer to the Capital Market.

On November 9, 2023, the Company received a notice from Nasdaq stating that the staff determined that the Company met all the continued listing standards to phase down, including the $35,000,000 MVLS standard for the Capital Market. Accordingly, the Company has regained compliance with the Rule and this matter is now closed.

On December 13, 2023, the Company received a notice from the Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company’s listed securities failed to comply with the $35,000,000 market value of listed securities (“MVLS”) requirement for continued listing on The Nasdaq Capital Market in accordance with Nasdaq Listing Rule 5550(b)(2) based upon the Company’s MVLS for the 30 consecutive business days prior to the date of the Notice.

The Notice has no immediate effect on the listing of the Company’s securities on Nasdaq and in accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided a period of 180 calendar days, or until June 10, 2024, in which to regain compliance. In order to regain compliance, the MVLS of the Company must close at $35,000,000 or more for a minimum of ten consecutive business days during this 180-day period. On June 5, 2024, the Company received a notification letter from Nasdaq stating that for the last 10 consecutive business days, from May 21, 2024 to June 4, 2024, the Company’s MVLS has been $35,000,000 or greater. Accordingly, the Company has regained compliance with the MVLS Rule and this matter is now closed.

On November 15, 2023, February 16, 2024 and May 15, 2024 the Company deposited $51,932 to the Trust Account on each date, extending the Combination Period from November 16, 2023 to August 16, 2024.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On February 15, 2024, the Company extended the Combination Period from February 16, 2024 to May 16, 2024 by depositing $51,932 into its trust account.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Separately, in October 2023, Israel and certain Iranian-backed Palestinian forces began an armed conflict in Israel, the Gaza Strip, and surrounding areas, which threatens to spread to other Middle Eastern countries including Lebanon and Iran. The impact of these conflicts and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

On May 12, 2023, the Company’s stockholders elected to redeem 1,405,134 shares for a total of $14,591,037. On August 21, 2023, the Company’s stockholders elected to redeem 9,653 shares for a total of $101,372. The Company evaluated the classification and accounting of the share/ stock redemption under ASC 450, “Contingencies”. ASC 450 states that when a loss contingency exists the likelihood that the future event(s) will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status and probability of completing a Business Combination as of December 31, 2023 and concluded that it is probable that a contingent liability should be recorded. As of December 31, 2023, the Company recorded $146,924 of excise tax liability calculated as 1% of the shares redeemed.

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until November 16, 2024 to consummate the proposed Business Combination, provided that the Company deposits into the Trust Account an amount equal to $0.10 per outstanding Public Share for each three-month extension commencing on November 17, 2023. It is uncertain that the Company will be able to consummate the proposed Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after November 16, 2024. The Company intends to complete the proposed Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any Business Combination by November 16, 2024.

Liquidity and Capital Resources

As of December 31, 2023, the Company had $16,089 of cash held outside its Trust Account for use as working capital (the “Working Capital”).

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company working capital loans, as defined below (see Note 6). To date, there were no amounts outstanding under any working capital loans.

The Company will need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

On February 15, 2023, the Company issued a non-interest bearing, unsecured promissory note in the aggregate principal amount of $300,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor loaned the Company an aggregate amount of $300,000 that is due and payable upon the Company’s consummation of an initial Business Combination with a target business. The Note will either be paid upon consummation of the Company’s initial Business Combination, or, at the Sponsor’s discretion, converted upon consummation of the Company’s Business Combination into private units at a price of $10.00 per unit. The loan will be forgiven, except to the extent of any funds held outside of the trust account, by the Sponsor or its affiliates if the Company is unable to consummate an initial Business Combination during the Combination Period.

On March 31, 2023, the Company and UHY Advisors/UHY LLP, the Company’s independent registered public accounting firm, entered into an unsecured promissory note for services rendered and unpaid in the principal sum of one hundred eight thousand one dollars and ninety cents ($108,001), plus interest applied monthly on any un-paid balance at the rate of eight (8%) percent per year until such sum is fully paid. On August 21, 2023, the Company and UHY Advisors/UHY LLP extended the due date of promissory note to October 31, 2023. If $102,877 is paid in full on this promissory note no later than October 31, 2023, all accrued finance charges on this promissory note will be forgiven. The promissory note is payable by the Company in advance without penalty. $5,125 of the balance was waived by UHY LLP. On November 6, 2023, the Company and UHY Advisors/UHY LLP further amended the promissory note by reducing the unpaid principal sum to $58,001 and extending the due date of the promissory note to January 31, 2024. As of December 31, 2023, there was $52,877 outstanding under this note. $5,587 of interest was accrued through December 31, 2023 which is presented as interest payable in the accompanying balance sheets. On May 22, 2024, UHY Advisors/UHY LLP has agreed to extinguish a total of $179,035 of liabilities to UHY Advisors/UHY LLP for a settlement amount of $160,000, which includes the outstanding balance of the note to UHY Advisors/UHY LLP with a principal amount outstanding of $52,877 and all interest accrued and outstanding invoices due to UHY Advisors/UHY LLP.

On May 16, 2023, the Company and the Sponsor entered into an amendment to the Note, pursuant to which the Note and the forgiveness term was extended from May 16, 2023 to November 16, 2024. On September 13, 2023, as approved by the Company’s audit committee, the Company entered into a note conversion agreement (the “Note Conversion Agreement”) with the Sponsor, to convert $300,000 outstanding balance of the Note into 75,000 shares of the Company’s Common Stock. Accordingly, the Company satisfied the Note in exchange for the issuance of 75,000 shares of Common Stock (Note 7).

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with the preparation of the Company’s financial statements for the year ended December 31, 2023, the Company’s management re-evaluated the Company’s accounting for the classification of Investments held in Trust Account and Deferred underwriting fee payable between current assets and liabilities and non-current assets and liabilities and determined that the Company failed to properly classify the Investment held in Trust Account and Deferred underwriting fee payable as non-current asset and liabilities, respectively, resulting in an overstatement of the total current asset and current liabilities and understatement of the total non-current asset and non-current liabilities. In addition, the Company has re-evaluated its calculation of net income (loss) per share. The Company has previously considered interest paid to redeeming shareholders, in the quarters when redemptions occurred, in its quarter to date and year to date calculation of net income (loss) per share as a reduction to the net income (loss) to arrive to the adjusted net income (loss) to be allocated between the redeemable shares and non-redeemable shares. The errors identified require restatement of the Company’s financial statements as of December 31, 2022.

In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements;” the Company evaluated the errors and has determined that the related impacts materially affected the financial statements as of December 31, 2022. Accordingly, the Company has corrected such material errors by adjusting its financial statements as of December 31, 2022. The following summarizes the effect of the restatement on each financial statement line item.

Balance Sheet as of December 31, 2022	As Previously Reported	Adjustment	As Restated
Current Assets	$19,843,270	$(19,572,432)	$270,838
Non-current Assets	$-	$19,572,432	$19,572,432
Total Assets	$19,843,270	$-	$19,843,270
Current Liabilities	$2,570,745	$(2,070,000)	$500,745
Non-current Liabilities	$-	$2,070,000	$2,070,000
Total Liabilities	$2,570,745	$-	$2,570,745

Statement of Operations for the year ended December 31, 2022	As Previously Reported	Adjustment	As Restated
Basic and diluted net income (loss) per share, redeemable common stock	$(0.03)	$0.06	$0.03
Basic and diluted net income (loss) per share, non-redeemable common stock	$(0.13)	$0.05	$(0.08)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2023 and 2022, the Company had no cash equivalents.

Investment Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds and generally have a readily determinable fair value, or a combination thereof. Gains and losses resulting from the change in fair value of these securities are included in interest earned on marketable securities held in the Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Interest income earned on these investments is fully reinvested into the Investments held in the Trust Account and therefore considered as an adjustment to reconcile net profit/(loss) to net cash used in operating activities in the Statements of Cash Flows. Such interest income reinvested will be used to redeem all or a portion of the ordinary shares upon the completion of Business Combination.

Common Stock Subject to Possible Redemption

The Company accounts for its Common Stock subject to possible redemption in accordance with the guidance in FASB Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable Common Stock (including Common Stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Common Stock is classified as stockholders’ equity. The Company’s Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events.

In connection with the stockholders’ vote at the special meetings of stockholders held by the Company on December 20, 2022, May 12, 2023 and August 21, 2023, 4,965,892, 1,405,134 and 9,653 shares of Common Stock were tendered for redemption, respectively.

Accordingly, at December 31, 2023 and 2022, 519,321 and 1,934,108 shares of Common Stock subject to possible redemption is presented at redemption value of $10.74 and $10.11, respectively, as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

At December 31, 2023 and 2022, the Common Stock reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$69,000,000
Less:
Allocation of offering costs related to redeemable shares	(4,657,681)
Proceeds allocated to Public Rights	(5,865,000)
Redemptions of Common stock on December 20, 2022	(50,129,447)
Plus:
Accretion of carrying value to redemption value	11,202,163
Common stock subject to possible redemption, December 31, 2022	19,550,035
Less:
Redemptions of Common Stock on May 12, 2023 and August 21, 2023	(14,692,409)
Plus:
Accretion of carrying value to redemption value	721,605
Common stock subject to possible redemption, December 31, 2023	$5,579,231

Offering Costs

Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with the Common Stock issued were initially charged to temporary equity and then accreted to Common Stock subject to redemption upon the completion of the Initial Public Offering. Offering costs amounted to $5,090,361 consisting of $1,380,000 of underwriting fees, $2,070,000 of deferred underwriting fees and $1,640,361 of other offering costs. These were charged to stockholders’ deficit upon the completion of the Initial Public Offering. $4,657,681 was allocated to Public Shares and charged to temporary equity, and $432,681 was allocated to public rights and charged to stockholders’ deficit.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of December 31, 2023 and December 31, 2022, the Company’s deferred tax asset had a full valuation allowance recorded against it.

ASC 740-270-25-2 requires that an annual effective tax rate be determined and such annual effective rate applied to year to date income in interim periods under ASC 740-270-30-5. The Company’s effective tax rate was 4.71% and (97.59)% for the year ended December 31, 2023 and 2022. The effective tax rate differs from the statutory tax rate of 21% for the year ended December 31, 2023 and 2022, due to merger and acquisition costs treated as permanent difference and expenditures, other than franchise taxes, treated as startup costs prior to operations which a valuation allowance on the deferred tax assets is applied.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net (Loss) Income per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The statement of operations includes a presentation of (loss) income per redeemable public share and (loss) income per non-redeemable share following the two-class method of (loss) income per share. In order to determine the net (loss) income attributable to both the public redeemable shares and non-redeemable shares, the Company first considered the total (loss) income allocable to both sets of shares. This is calculated using the total net (loss) income less any dividends paid. For purposes of calculating net (loss) income per share, any remeasurement of the accretion to redemption value of the redeemable shares subject to possible redemption was considered to be dividends paid to the public stockholders. Subsequent to calculating the total (loss) income allocable to both sets of shares, the Company split the amount to be allocated using a ratio of 31% and 76% for the redeemable Public Shares and 69% and 24% for the non-redeemable shares for year ended December 31, 2023 and 2022, respectively, reflective of the respective participation rights.

The earnings per share presented in the statements of operations is based on the following:

	For the Year ended December 31,
	2023	2022 (As restated)
Net (loss) income	$(2,251,116)	$4,471
Accretion of temporary equity to redemption value	(721,605)	(679,482)
Allocation of adjusted net loss including accretion of temporary equity	$(2,972,721)	$(675,011)

	For the Year ended December 31,
	2023		2022 (As restated)
	Redeemable Shares	Non- Redeemable Shares	Redeemable Shares	Non- Redeemable Shares
Basic and diluted net loss per share:
Numerators:
Allocation of adjusted net loss including accretion of temporary equity	$(923,751)	$(2,048,970)	$(512,094)	$(162,917)
Accretion of temporary equity to redemption value	721,605	-	679,482	-
Allocation of adjusted net loss	$(202,146)	$(2,048,970)	$167,388	$(162,917)

Denominator:
Weighted-average shares outstanding	1,029,765	2,284,119	6,682,317	2,125,900
Basic and diluted net loss per share	$(0.20)	$(0.90)	$0.03	$(0.08)

As of December 31, 2023 and 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common shares and then share in the Company’s earnings. As a result, diluted (loss) income per share is the same as basic (loss) income per share for the periods presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2023 and 2022, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective December 1, 2024 for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 on January 1, 2023. The adoption of ASU 2020-06 did not have a material impact on the Company’s consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 4. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 6,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consisted of one share of Common Stock and one right (“Public Right”). Each Public Right entitled the holder to receive one-tenth of one share of Common Stock at the closing of a Business Combination (see Note 8). On November 18, 2021, the underwriters fully exercised their over-allotment option, resulting in an additional 900,000 Units issued for an aggregate amount of $9,000,000.

In connection with the stockholders’ vote at the special meetings of stockholders held by the Company on December 20, 2022, May 12, 2023 and August 21, 2023, 4,965,892, 1,405,134 and 9,653 shares of Common Stock were tendered for redemption, respectively.

NOTE 5. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, on November 16, 2021, the Sponsor purchased an aggregate of 205,000 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $2,050,000, in a private placement. In connection with the underwriters’ full exercise of their over-allotment option, on November 18, 2021, the Company also consummated the sale of an additional 18,000 Private Units at $10.00 per Private Unit, generating total proceeds of $180,000. Each Private Unit consists of one share of Common Stock (“Private Share”) and one right (“Private Right”). Each Private Right entitles the holder to receive one-tenth of one share of Common Stock at the closing of a Business Combination. The proceeds from the Private Units were be added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

NOTE 6. RELATED PARTY TRANSACTIONS

Founder Shares

On April 8, 2021, the Company issued 1,437,500 shares of Common Stock (the “Insider Shares”) to the Sponsor for an aggregate purchase price of $25,000. The 1,437,500 Insider Shares include an aggregate of up to 187,500 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Sponsor will collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor does not purchase any Public Shares in the Initial Public Offering and excluding the Private Shares). In connection with the increase in the size of the offering, on November 2, 2021, the company declared a 20% stock dividend on each insider share thereby increasing the number of issued and outstanding Insider Shares to 1,725,000, including up to an aggregate of 225,000 shares of Common Stock subject to forfeiture by our insiders to the extent that the underwriters’ over-allotment option is not exercised in full or in part. The stock dividend was considered in substance a recapitalization transaction, which was recorded and presented retroactively. As a result of the underwriters’ election to fully exercise their over-allotment option on November 18, 2021, no Insider Shares are currently subject to forfeiture.

Administrative Support Agreement

The Company agreed, commencing on November 12, 2021, to pay the Sponsor, affiliates, or advisors a total of up to $10,000 per month for office space, utilities, out of pocket expenses, and secretarial and administrative support. The arrangement will terminate upon the earlier of the Company’s consummation of a Business Combination or its liquidation. For the year ended December 31, 2023 and 2022, the Company incurred and paid $120,000 and $120,000 in fees for these services, respectively.

Promissory Notes — Related Parties

On April 9, 2021, the Sponsor agreed to loan the Company an aggregate of up to $500,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This Note was non-interest bearing and payable on the completion of the closing of the Initial Public Offering. The Note was paid in full on November 16, 2021. The Company can no longer borrow against this note.

On October 30, 2023, the Company issued an unsecured promissory note in the aggregate principal amount up to $400,000 (the “Note”) to the Company’s Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $400,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial Business Combination with a target business, or (ii) the date the Company liquidates if a Business Combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a Business Combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the Note will be used by the Company for working capital purposes. As of December 31, 2023 there was $200,000 outstanding under this note.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into Private Units at a price of $10.00 per unit. The Private Units would be identical to the Private Units. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held In the Trust Account would be used to repay the Working Capital Loans.

On February 15, 2023, the Company issued a non-interest bearing, unsecured promissory note in the aggregate principal amount of $300,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor loaned the Company an aggregate amount of $300,000 that is due and payable upon the Company’s consummation of an initial Business Combination with a target business. The Note will either be paid upon consummation of the Company’s initial Business Combination, or, at the Sponsor’s discretion, converted upon consummation of the Company’s Business Combination into private units at a price of $10.00 per unit. The loan will be forgiven, except to the extent of any funds held outside of the trust account, by the Sponsor or its affiliates if the Company is unable to consummate an initial Business Combination during the Combination Period. On May 16, 2023, the Company and the Sponsor entered into an amendment to the Note, pursuant to which the Note and the forgiveness term was extended from May 16, 2023 to November 16, 2024.

On September 13, 2023, as approved by the Company’s audit committee, the Company entered into the Note Conversion Agreement with the Sponsor, to convert the Note into 75,000 shares of the Company’s Common Stock. Accordingly, the Company satisfied the Note in exchange for the issuance of 75,000 shares of Common Stock (Note 7).

As of December 31, 2023 and 2022, there were no outstanding amounts under this Note.

NOTE 7. COMMITMENTS & CONTINGENCIES

Professional Fee

The Company paid legal counsel a retainer of $25,000 upon filing the registration statement and $100,000 upon the closing of the Initial Public Offering and agreed to pay $50,000 upon closing of a Business Combination.

The Company entered into an agreement with its legal counsel relating to Business Combination services. The Company has accrued fees to its legal counsel in the amount of $25,000 upon execution of the agreement, $50,000 upon the execution of the Business Combination agreement with the target, and $25,000 upon the filing of a proxy statement or S-4 registration statement relating to the Company Merger with the SEC. In the event that the Business Combination does not close, and the Company receives a break-up fee or similar payment from the target company, the Company agrees to pay its legal counsel the balance of their fees, up to the amount of $300,000, from the payment, in which case the total fee shall not exceed $400,000 inclusive of the accrued payments set forth above. If the Business Combination is consummated, at closing legal counsel shall receive $400,000, inclusive of the accrued payments set forth above.

Underwriting Agreement

The Company paid an underwriting fee of $0.20 per Unit (6,900,000 Units), or $1,380,000, in total which includes the fee due upon the full exercise of the underwriters’ over-allotment option.

The underwriters are entitled to a deferred fee of $0.30 per unit, or $2,070,000 in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Representative Shares

The Company issued to the underwriter and/or its designees 177,900 shares of Common Stock (the “Representative Shares”). The Company accounted for the Representative Shares as an expense of the Initial Public Offering, resulting in a charge directly to stockholder’s equity. The Company estimates the fair value of Representative Shares to be $1,383,617 based upon the offering price of the shares of $7.78 per share. The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

Business Combination Agreement

On October 19, 2022, the Company entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with AUM Biosciences Pte. Ltd., a private company limited by shares incorporated in Singapore, with company registration 201810204D (“AUM”).

Based upon the execution of the Business Combination Agreement, the Combination Period was extended for a period of three months from November 16, 2022 to February 16, 2023. Additionally, the Company elected to extend the Combination Period for another three-month period to May 16, 2023 by depositing certain funds into its trust account as set forth in its certificate of incorporation and its investment management trust agreement with Continental Stock Transfer & Trust Company.

The Business Combination Agreement was subsequently amended on February 10, 2023, March 30, 2023 and April 19, 2023. On January 27, 2023, AUM Biosciences Limited, a Cayman Islands exempted company (“PubCo”), AUM Biosciences Subsidiary Pte. Ltd., a private company limited by shares incorporated in Singapore, with company registration number 202238778Z and a direct, wholly-owned subsidiary of PubCo, and AUM Biosciences Delaware Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of PubCo, executed a joinder agreement with the Company and AUM and joined the Business Combination Agreement as parties. The Business Combination Agreement would have provided, subject to its terms and conditions, for the initial Business Combination of the Company (the “Business Combination”). On May 22, 2023, the Company filed a definitive proxy statement on Schedule 14A, as amended on May 24, 2023 to solicit its stockholders’ voting on the Business Combination Agreement, among other proposals, at a special meeting of stockholders scheduled to be held on June 23, 2023 at 10:00 a.m., Eastern Time, or any postponement or adjournment. The proxy statement also provided that the Company’s stockholders may request to redeem his/her shares by submitting the request in writing to the Company’s transfer agent by June 21, 2023. On June 8, 2023, the Company received a termination notice from AUM. The Notice terminated the Business Combination Agreement as of June 8, 2023.

Based on the termination of the Business Combination Agreement, on June 16, 2023, the Company’s board of directors adopted a resolution to cancel the special meeting. Accordingly, the special meeting was not held on June 23, 2023, and the Company’s transfer agent did not process any share redemption requests that may have been submitted by stockholders of the Company.

Vendor Liability and Note Conversion Agreement

On September 13, 2023, the Company entered into four separate vendor liability conversion agreements (the “Vendor Liability Conversion Agreements”) with four of the Company’s vendors. Pursuant to the Vendor Liability Conversion Agreements, an aggregate of $1,800,000 of the service fees due to the vendors have been converted into an aggregate of 450,000 shares Company’s Common Stock based upon a conversion price of $4.00 per share. Accordingly, the Company satisfied aggregate vendor liabilities of $1,800,000 in exchange for the issuance of 450,000 shares of Common Stock. The Company determined the $4.00 per share approximates the fair value of the Common Stock as the shares being issued are restricted as such no gain or loss was recognized on settlement of the liability.

On February 15, 2023, the Company issued a non-interest bearing, unsecured promissory note in the aggregate principal amount of $300,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor loaned the Company an aggregate amount of $300,000 that is due and payable upon the Company’s consummation of an initial Business Combination with a target business. The Note would either be paid upon consummation of the Company’s initial Business Combination, or, at the Sponsor’s discretion, converted into private units at a price of $10.00 per unit. On September 13, 2023, as approved by the Company’s audit committee, the Company entered into the Note Conversion Agreement with the Sponsor, to convert the Note into 75,000 shares of the Company’s Common Stock. Accordingly, the Company satisfied the Note in exchange for the issuance of 75,000 shares of Common Stock. The Company determined the $4.00 per share approximates the fair value of the Common Stock as the shares being issued are restricted as such no gain or loss was recognized on settlement of the liability.

Pursuant to the Vendor Liability Conversion Agreements and the Note Conversion Agreement, the vendors and the Sponsor have (i) one demand registration of the sale of such shares at the Company’s expense, and (ii) unlimited “piggyback” registration rights, both for a period of five (5) years after the closing of the Company’s initial Business Combination at the Company’s expense.

NOTE 8. STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 30,000,000 shares of Common Stock with a par value of $0.0001 per share. At May 27, 2021, there were 1,437,500 shares of Common Stock issued and outstanding, of which up to an aggregate of 187,500 shares are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full so that the Sponsor will own 20% of the issued and outstanding shares after the Initial Public Offering (assuming the Sponsor does not purchase any Public Shares in the Initial Public Offering and excluding the Private Shares). In connection with the increase in the size of the offering, on November 2, 2021, the Company declared a 20% stock dividend on each insider share thereby increasing the number of issued and outstanding Insider Shares to 1,725,000, including up to an aggregate of 225,000 shares of Common Stock subject to forfeiture by our insiders to the extent that the underwriters’ over-allotment option is not exercised in full or in part. According to ASC 260-10-55, the stock dividend was considered in substance a recapitalization transaction, which was recorded and presented retroactively.

As a result of the underwriters’ election to fully exercise their over-allotment option on November 18, 2021, no Insider Shares are currently subject to forfeiture. At December 31, 2023 and 2022, there were 2,650,900 and 2,125,900 shares of Common Stock issued and outstanding, excluding 519,321 and 1,934,108 of Common Stock subject to possible redemption which are presented as temporary equity, respectively.

Rights

Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of one share of Common Stock upon consummation of a Business Combination, even if the holder of a Public Right converted all shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Charter with respect to its pre-Business Combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of the Business Combination.

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination.

NOTE 9. INCOME TAX

The Company’s net deferred tax assets for the year ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Deferred tax assets
Net operating loss carryforward	$-	$-
Startup/Organization Expenses	683,039	133,921
Total deferred tax assets	683,039	133,921
Valuation Allowance	(683,039)	(133,921)
Deferred tax assets. Net of allowance	$-	$-

The income tax provision consists of the following:

	December 31, 2023	December 31, 2022
Federal
Current	$101,282	$180,872
Deferred	(549,118)	(102,262)

State
Current	-	-
Deferred	-	-

Change in valuation allowance	549,118	102,262
Income tax provision	$101,282	$180,872

As of December 31, 2023 and 2022, the Company have $0 and $0 of U.S. federal and state net operating loss carryovers available to offset future taxable income, respectively.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2023, the change in the valuation allowance was $549,118. For the year ended December 31, 2022, the change in the valuation allowance was $102,262.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
Statutory federal income tax rate	21.0%	21.00%
True up - Federal tax 2022	0.1%	-
True up - Organizational/startup costs 2022	(0.1)%	-
Merger & Acquisitions expenses	0.0%	21.3%
Interest & Penalties	(0.2)%	0.1%
Change in valuation allowance	(25.5)%	55.2%
Income tax provision	(4.7)%	97.6%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 10. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its securities in the Trust Account that are invested in funds, such as Mutual Funds or Money Market Funds, that primarily invest in U.S. Treasury and equivalent securities as Trading Securities in accordance with ASC Topic 320 “Investments—Debt and Equity Securities. Trading Securities are recorded at fair market value on the accompanying balance sheets.

At December 31, 2023, assets held in the Trust Account were comprised of $5,613,395 in a mutual fund that is invested primarily in U.S. Treasury Securities. Through December 31, 2023, the Company withdrew $129,288 of the interest earned on the Trust Account to pay franchise and income taxes and $14,692,409 in connection with redemptions.

At December 31, 2022, assets held in the Trust Account were comprised of $19,572,432 in a mutual fund that is invested primarily in U.S. Treasury Securities. Through December 31, 2022, the Company withdrew $231,220 of the interest earned on the Trust Account to pay franchise and income taxes and $50,129,447 in connection with the redemption of shares.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2023 and December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Trading Securities	Level	Fair Value
December 31, 2023	Investments held in Trust Account - Mutual Fund	1	$5,613,395

December 31, 2022	Investments held in Trust Account - Mutual Fund	1	$19,572,432

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On April 3, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “2024 Note”) to the Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the Note will be used by the Company for working capital purposes.

On April 19, 2024, as approved by the Company’s audit committee, the Company entered into a note conversion agreement (the “Note Conversion Agreement”) with the Sponsor, to convert the Principal Amount due under the Notes into 150,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). Accordingly, the Company satisfied the Notes in exchange for the issuance of 150,000 shares of Common Stock. Pursuant to the Note Conversion Agreement, the Sponsor has (i) one demand registration of the sale of such shares at the Company’s expense, and (ii) unlimited “piggyback” registration rights, both for a period of five (5) years after the closing of the Company’s initial business combination at the Company’s expense.

On April 30, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the Note will be used by the Company for working capital purposes.

On May 2, 2024, the Company issued a press release announcing that it had entered into a non-binding term sheet, dated April 26, 2024, with Cubebio Co., Ltd., a Korea-based company (“Cubebio”), for a proposed business combination through which Cubebio plans to become a public company with its securities listed on The Nasdaq Stock Market (“Nasdaq”).

On May 15, 2024 the Company deposited $51,932 to the Trust Account, extending the Combination Period from May 16, 2024 to August 16, 2024.

On May 22, 2024, UHY Advisors/UHY LLP has agreed to extinguish a total of $179,035 of liabilities to UHY Advisors/UHY LLP for a settlement amount of $160,000, which includes the outstanding balance of the note to UHY Advisors/UHY LLP with a principal amount outstanding of $52,877 and all interest accrued.

On June 5, 2024, the Company received a notification letter from Nasdaq stating that for the last 10 consecutive business days, from May 21, 2024 to June 4, 2024, the Company’s MVLS has been $35,000,000 or greater. Accordingly, the Company has regained compliance with the MVLS Rule and this matter is now closed.

As disclosed in a Form 12b-25 Notification of Late Filing filed by the Company on April 2, 2024, the Company is delayed in filing its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) with the U.S. Securities and Exchange Commission (the “SEC”). Also as disclosed in a Form 12b-25 Notification of Late Filing filed by the Company on May 15, 2024, the Company is delayed in filing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Form 10-Q”) with the SEC. On July 18, 2024, the Company received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the Company is delinquent in filing its Form 10-K and Form 10-Q, the Company no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”), which requires companies with securities listed on Nasdaq to timely file all required periodic reports with the SEC. The Notice has no immediate effect on the listing or trading of the Company’s common stock, units or rights on the Nasdaq Capital Market. In accordance with Nasdaq’s listing rules, the Company has 60 calendar days, or until September 2, 2024, after the Notice to submit a plan of compliance (the “Plan”) to Nasdaq addressing how the Company intends to regain compliance with Nasdaq’s listing rules, and Nasdaq has the discretion to grant the Company up to 180 calendar days from the due date of the Form 10-K, or October 14, 2024, to regain compliance. The Company intends to file the Form 10-K and the Form 10-Q or to submit a compliance plan to Nasdaq and take the necessary steps to regain compliance with Nasdaq’s listing rules as soon as practicable, but in any case such plan to be submitted prior to September 2, 2024. While the Company can provide no assurances as to timing, the Company will continue to work diligently to complete and file the Form 10-K and the Form 10-Q as soon as practicable.

On August 14, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $500,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $500,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any.

NOTE 12. RESTATEMENT OF PREVIOUSLY ISSUED UNAUDITED FINANCIAL STATEMENTS

In connection with the preparation of the Company’s financial statements for the year ended December 31, 2023, the Company’s management re-evaluated the Company’s accounting for the classification of Investments held in Trust Account and Deferred underwriting fee payable between current assets and liabilities and non-current assets and liabilities and determined that the Company failed to properly classify the Investment held in Trust Account and Deferred underwriting fee payable as non-current asset and liabilities, respectively, resulting in an overstatement of the total current asset and liabilities and understatement of the total non-current asset and liabilities. In addition, the Company has re-evaluated its calculation of net income (loss) per share. The Company has previously considered interest paid to redeeming shareholders, in the quarters when redemptions occurred, in its quarter to date and year to date calculation of net income (loss) per share as a reduction to the net income (loss) to arrive to the adjusted net income (loss) to be allocated between the redeemable shares and non-redeemable shares. The errors identified require restatement of the Company’s financial statements for the period ended March 31, 2023, June 30, 2023 and September 30, 2023.

In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements;” the Company evaluated the errors and has determined that the related impacts materially affected the financial statements for the period ended March 31, 2023, June 30, 2023 and September 30, 2023. Accordingly, the Company has corrected such material errors by adjusting its financial statements as of December 31, 2023. The following summarizes the effect of the restatement on each financial statement line item.

Condensed Balance Sheet as of March 31, 2023 (unaudited)	As Previously Reported	Adjustment	As Restated
Current Assets	$20,221,842	$(20,038,974)	$182,868
Non-current Assets	$-	$20,038,974	$20,038,974
Total Assets	$20,221,842	$-	$20,221,842
Current Liabilities	$2,992,653	$(2,070,000)	$922,653
Non-current Liabilities	$-	$2,070,000	$2,070,000
Total Liabilities	$2,992,653	$-	$2,992,653

Condensed Balance Sheet as of June 30, 2023 (unaudited)
Current Assets	$5,673,451	$(5,542,002)	$131,449
Non-current Assets	$-	$5,542,002	$5,542,002
Total Assets	$5,673,451	$-	$5,673,451
Current Liabilities	$3,387,322	$(2,070,000)	$1,317,322
Non-current Liabilities	$-	$2,070,000	$2,070,000
Total Liabilities	$3,387,322	$-	$3,387,322

Condensed Balance Sheet as of September 30, 2023 (unaudited)
Current Assets	$5,516,977	$(5,488,143)	$28,834
Non-current Assets	$-	$5,488,143	$5,488,143
Total Assets	$5,516,977	$-	$5,516,977
Current Liabilities	$3,166,145	$(2,070,000)	$1,096,145
Non-current Liabilities	$-	$2,070,000	$2,070,000
Total Liabilities	$3,166,145	$-	$3,166,145

Statement of Operations for the three months ended June 30, 2023 (unaudited)	As Previously Reported	Adjustment	As Restated
Basic and diluted net income (loss) per share, redeemable common stock	$(0.10)	$0.10	$(0.00)
Basic and diluted net income (loss) per share, non-redeemable common stock	$(0.19)	$0.09	$(0.10)

Statement of Operations for the six months ended June 30, 2023 (unaudited)
Basic and diluted net income (loss) per share, redeemable common stock	$0.06	$0.08	$0.14
Basic and diluted net income (loss) per share, non-redeemable common stock	$(0.31)	$0.09	$(0.22)

Statement of Operations for the nine months ended September 30, 2023 (unaudited)
Basic and diluted net income (loss) per share, redeemable common stock	$(0.42)	$0.10	$(0.32)
Basic and diluted net income (loss) per share, non-redeemable common stock	$(0.93)	$0.10	$(0.83)

NOTE 13 – EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT

On November 8, 2024, the Company held the annual meeting of stockholders at which the stockholders approved amendment No. 4 (“Amendment No. 4”) and amended its Amended and Restated Certificate of Incorporation to modify the terms and extend the date by which the Company has to consummate an initial business combination to November 16, 2025. In connection with the stockholders’ vote 418,217 shares of the Company’s publicly traded stock were tendered for redemption.

On November 21, 2024, the Company commenced trading on the over-the-counter market.

On October 8, 2024, November 8, 2024, November 19, 2024, and December 6, 2024, the Company drew an aggregate of $240,000 on the August 2024 Note.

MOUNTAIN CREST ACQUISITION CORP. V

FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2024

MOUNTAIN CREST ACQUISITION CORP. V

CONDENSED BALANCE SHEETS

	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$21,087	$16,089
Prepaid expenses	72,415	-
TOTAL CURRENT ASSETS	93,502	16,089
NONCURRENT ASSETS
Investments held in Trust Account	5,865,909	5,613,395
TOTAL ASSETS	$5,959,411	$5,629,484

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable and accrued expenses	$376,538	$582,432
Income taxes payable	324,001	289,588
Excise taxes payable	146,924	146,924
Promissory note	-	52,877
Promissory note – related party	250,000	200,000
Interest payable	-	5,587
TOTAL CURRENT LIABILITIES	1,097,463	1,277,408
LONG TERM LIABILITIES
Deferred underwriting fee payable	2,070,000	2,070,000
TOTAL LIABILITIES	3,167,463	3,347,408

COMMITMENTS AND CONTINGENCIES
Common stock subject to possible redemption, $0.0001 par value, 519,321 shares at redemption value of $- and $10.74 per share as of June 30, 2024 and December 31, 2023, respectively	5,787,094	5,579,231

STOCKHOLDERS’ DEFICIT
Common Stock; $0.0001 par value; 30,000,000 shares authorized; 2,800,900 and 2,650,900 issued and outstanding (excluding 519,321 shares subject to possible redemption) as of June 30, 2024 and December 31, 2023, respectively	281	266
Additional paid-in capital	2,338,949	1,946,827
Accumulated deficit	(5,334,376)	(5,244,248)
TOTAL STOCKHOLDERS’ DEFICIT	(2,995,146)	(3,297,155)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$5,959,411	$5,629,484

The accompanying notes are an integral part of the unaudited condensed financial statements.

MOUNTAIN CREST ACQUISITION CORP. V

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
General and administrative expenses	$145,218	$322,349	$228,987	$540,579
Loss from operations	(145,218)	(322,349)	(228,987)	(540,579)

Other income (expense):
Interest earned on investments held in Trust Account	75,065	148,448	148,650	365,845
Interest expense	(347)	(2,052)	(1,402)	(2,052)
Forgiveness of debt	26,024	-	26,024	-
Total other income, net	100,742	146,396	173,272	363,793

Loss before provision for income taxes	(44,476)	(175,953)	(55,715)	(176,786)
Provision for income taxes	(20,115)	(30,159)	(34,413)	(72,662)
Net loss	$(64,591)	$(206,112)	$(90,128)	$(249,448)

Weighted average shares outstanding of redeemable common stock	519,321	1,162,056	519,321	1,545,949
Basic and diluted income (loss) per share, redeemable common stock	$0.15	$(0.00)	$0.31	$0.14

Weighted average shares outstanding of non-redeemable common stock	2,769,581	2,125,900	2,710,241	2,125,900
Basic and diluted net loss per share, non-redeemable common stock	$(0.05)	$(0.10)	$(0.09)	$(0.22)

The accompanying notes are an integral part of the unaudited condensed financial statements.

MOUNTAIN CREST ACQUISITION CORP. V

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2024	2,650,900	$266	$1,946,827	$(5,244,248)	$(3,297,155)

Accretion for common stock subject to redemption amount	-	-	(105,719)	-	(105,719)

Net loss	-	-	-	(25,537)	(25,537)

Balance – March 31, 2024	2,650,900	266	1,841,108	(5,269,785)	(3,428,411)

Accretion for common stock subject to redemption amount	-	-	(102,144)	-	(102,144)

Conversion of promissory note payable – related party	150,000	15	599,985	-	600,000

Net loss	-	-	-	(64,591)	(64,591)

Balance – June 30, 2024	2,800,900	$281	$2,338,949	$(5,334,376)	$(2,995,146)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2023	2,125,900	$213	$-	$(2,277,723)	$(2,277,510)

Accretion for common stock subject to redemption amount	-	-	-	(459,894)	(459,894)

Net loss	-	-	-	(43,336)	(43,336)

Balance – March 31, 2023	2,125,900	213	-	(2,780,953)	(2,780,740)

Accretion for common stock subject to redemption amount	-	-	-	(108,591)	(108,591)

Excise tax payable attributable to redemption of common stock	-	-	-	(145,910)	(145,910)

Net loss	-	-	-	(206,112)	(206,112)

Balance – June 30, 2023	2,125,900	$213	$-	$(3,241,566)	$(3,241,353)

The accompanying notes are an integral part of the unaudited condensed financial statements.

MOUNTAIN CREST ACQUISITION CORP. V

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2024	2023
Cash Flows from Operating Activities:
Net loss	$(90,128)	$(249,448)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on investments held in Trust Account	(148,650)	(365,845)
Interest expense	1,402	2,052
Forgiveness of debt	(26,024)	-
Changes in operating assets and liabilities:
Prepaid expenses	(68,248)	(23,570)
Income taxes payable	34,413	80,096
Accounts payable and accrued expenses	(191,026)	288,519
Net cash used in operating activities	(488,261)	(268,196)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(103,864)	(300,000)
Cash withdrawn from Trust Account to pay franchise and income taxes	-	105,237
Cash withdrawn from Trust Account in connection with redemption	-	14,591,038
Net cash (used in) provided by investing activities	(103,864)	14,396,275

Cash Flows from Financing Activities:
Repayment of promissory note	(52,877)	-
Proceeds from promissory note – related party	650,000	-
Proceeds from convertible promissory note - related party	-	300,000
Redemption of common stock	-	(14,591,038)
Net cash provided by (used in) financing activities	597,123	(14,291,038)

Net Change in Cash	4,998	(162,959)
Cash – Beginning of period	16,089	259,408
Cash – End of period	$21,087	$96,449

Non-Cash Investing and Financing Activities:
Accretion for common stock subject to redemption amount	$207,863	$568,485
Excise tax payable attributable to redemption of common stock	$-	$145,910
Conversion of accounts payable to promissory notes	$-	$102,877
Conversion of promissory note – related party	$600,000	$-
Prepaid expenses	$4,167	$-
Accounts payable and accrued expenses	$4,167	$-

The accompanying notes are an integral part of the unaudited condensed financial statements.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Mountain Crest Acquisition Corp. V (the “Company”) is a blank check company that was incorporated in Delaware on April 8, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search on private companies in North America and Asia Pacific regions that have positive operating cash flow or compelling economics and clear paths to positive operating cash flow, significant assets, and successful management teams that are seeking access to the U.S. public capital markets. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2024, the Company had not commenced any operations. All activity for the period from April 8, 2021 (inception) through June 30, 2024 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 12, 2021. On November 16, 2021, the Company consummated the Initial Public Offering of 6,000,000 units (the “Units”) and, with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”) included in the Units sold, the public shares sold in the Initial Public Offering (the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $60,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 205,000 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to Mountain Crest Global Holdings LLC (the “Sponsor”) generating gross proceeds of $2,050,000, which is described in Note 4.

Following the closing of the Initial Public Offering on November 16, 2021, an amount of $60,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (the “Trust Account”), which was invested in money market funds, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account as described below.

On November 18, 2021, the underwriters fully exercised their over-allotment option, resulting in an additional 900,000 Units issued for an aggregate amount of $9,000,000. In connection with the underwriters’ full exercise of their over-allotment option, the Company also consummated the sale of an additional 18,000 Private Units at $10.00 per Private Unit, generating total proceeds of $180,000. A net total of $9,000,000 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $69,000,000.

Transaction costs amounted to $5,090,361 consisting of $1,380,000 of underwriting fees, $2,070,000 of deferred underwriting fees and $1,640,361 of other offering costs (which includes $1,383,617 of Representative Shares (as defined in Note 6) at fair value. See Note 6).

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and net of amounts previously released to the Company to pay its tax obligations) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commission the Company will pay to the underwriters (as discussed in Note 6).

The Company will proceed with a Business Combination if a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, as amended (the “Charter”), conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to (a) vote its Insider Shares (as defined in Note 5), Private Shares and any Public Shares held by it in favor of a Business Combination and (b) not to redeem any shares in connection with a stockholder vote to approve a Business Combination or sell any such shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Charter provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

The Sponsor has agreed to (i) waive its redemption rights with respect to Insider Shares, Private Shares and any Public Shares it may acquire during or after the Initial Public Offering in connection with the consummation of a Business Combination and (ii) not to propose an amendment to the Company’s Charter that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders an opportunity to redeem their Public Shares in conjunction with any such amendment. However, the Sponsor will be entitled to liquidating distributions with respect to any Public Shares acquired if the Company fails to consummate a Business Combination or liquidates within the period of time for the Company to complete a Business Combination (the “Combination Period”).

The Company initially had until November 16, 2022 (or until February 16, 2023 if the Company had executed a definitive agreement for a Business Combination by November 16, 2022 but had not completed the Business Combination by such date) to consummate a Business Combination. On October 19, 2022, upon the upon the execution of a Business Combination Agreement, the Combination Period under its Charter was extended for a period of 3 months from November 16, 2022 to February 16, 2023. Subsequently, as approved by its stockholders at the special meeting of stockholders held on December 20, 2022, the Company entered into an amendment to the Investment Management Trust Agreement, dated as of November 12, 2021, with Continental Stock Transfer & Trust Company, on December 20, 2022 (the “Trust Amendment”). Pursuant to the Trust Amendment, the Company extended the Combination Period from February 16, 2023 to May 16, 2023 by depositing $300,000 into the Company’s trust account (the “Trust Account”) on February 15, 2023 (Note 6).

In connection with the stockholders’ vote at the special meeting of stockholders held by the Company on December 20, 2022, 4,965,892 shares were tendered for redemption.

On April 3, 2023, the Company received a notice from the Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company’s listed securities failed to satisfy the $50,000,000 market value of listed securities (“MVLS”) requirement for continued listing on The Nasdaq Global Market (the “Global Market”) in accordance with Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Requirement”) based upon the Company’s MVLS for the 30 consecutive business days prior to the date of the notice. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided a period of 180 calendar days, or until October 2, 2023, in which to regain compliance with the MVLS Requirement.

On April 7, 2023, the Company submitted its application to transfer the listing of its securities from the Global Market to The Nasdaq Capital Market (the “Capital Market”).

On May 12, 2023, the Company held a special meeting of stockholders, at which the Company’s stockholders approved an amendment (the “Extension Amendment”) to the Company’s Charter, giving the Company the right to extend Combination Period from May 16, 2023 to February 16, 2024. In connection with the Extension Amendment, stockholders holding 1,405,134 shares of redeemable Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account.

On May 18, 2023, the Company received a second notice (the “May 18, 2023 Notice”) from Nasdaq, stating that the Company no longer satisfies the requirement to maintain a minimum of 1,100,000 publicly held shares (the “PHS Requirement”) for continued listing on the Global Market, according to the number of publicly held shares reported on its Form 8-K for May 12, 2023. The Company was provided 45 calendar days, or until July 3, 2023, to submit a plan to Nasdaq to regain compliance with the PHS Requirement.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

On June 27, 2023, the Company received a third notice from Nasdaq stating that the Company’s listed securities failed to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $15,000,000 which is a requirement for continued listing on the Global Market in accordance with Nasdaq Listing Rule 5450(b)(3)(C) (the “MVPHS Requirement”) based upon the Company’s MVPHS for the 30 consecutive business days prior to the date of the notice. In accordance with Nasdaq Listing 5810(c)(3)(D), the Company was provided a period of 180 calendar days, or until December 26, 2023, in which to regain compliance with the MVPHS Requirement.

On June 30, 2023, in response to Nasdaq’s May 18, 2023 Notice, the Company submitted a plan to Nasdaq to regain compliance with the PHS Requirement.

On July 18, 2023, the Company received a determination letter from Nasdaq advising it that the Nasdaq Staff has accepted the Company’s plan to regain compliance with the PHS Requirement provided that, on or before November 14, 2023, the Company must file with the SEC and Nasdaq a public document containing its current total shares outstanding and a beneficial ownership table in accordance with the SEC Proxy Rules. If the Company fails to file such public document by November 14, 2023, the Company may receive a notice that its securities will be delisted. In that case, the Company will have the opportunity to appeal that decision to a Listing Qualifications Panel.

As approved by its stockholders at the annual meeting held on August 21, 2023, the Company filed the No. 3 amendment to the Charter (a) to modify the terms and extend the Combination Period to November 16, 2024, provided that the Company deposits into the Trust Account an amount equal to $0.10 per outstanding Public Share for each three-month extension commencing on November 17, 2023 by revising paragraph E of Article Sixth of the Charter; (b) to eliminate the requirement to maintain $5,000,001 of net tangible book value prior to or upon consummation of a Business Combination by eliminating such requirement set forth in paragraph D of Article Sixth of the Charter; and (c) to permit prior to a Business Combination the issuance of Common Stock or securities convertible into Common Stock or the issuance of securities which vote as a class with the Common Stock on a Business Combination by eliminating the restrictions on such issuances set forth in paragraph G of Article Sixth of the Charter.

In connection with the stockholders’ vote at the annual meeting of stockholders held by the Company on August 21, 2023, 9,653 shares were tendered for redemption.

On October 23, 2023 the Company received approval (the “Approval”) from the Nasdaq Listing Qualifications Department of the Nasdaq that the Company’s application to transfer the listing of its Common Stock, units and rights from the Global Market to the Capital Market has been approved. The Common Stock, units and rights will be transferred to the Capital Market at the opening of business on October 27, 2023. Common stock, units and rights will continue to trade under the symbols “MCAG,” “MCAGU” and “MCAGR,” respectively and trading of its Common Stock, units and rights will be unaffected by this transfer. The Capital Market operates in substantially the same manner as the Global Market, and listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.

As previously disclosed, the Company received three letters from Nasdaq indicating the Company failed to comply with certain continued listing requirements for the Global Market, specifically on: (i) April 3, 2023, the Company received a letter from Nasdaq stating that the Company’s listed securities failed to comply with the $50,000,000 market value of listed securities (“MVLS”) requirement for continued listing on the Global Market in accordance with Nasdaq Listing Rule 5450(b)(2)(A) based upon the Company’s MVLS for the 30 consecutive business days prior to the date of the notice, (ii) May 18, 2023, the Company received a letter from Nasdaq stating that the Company failed to maintain the minimum 1,100,000 publicly held shares as required by the Nasdaq continued listing rules, and (iii) June 27, 2023, the Company received a letter from Nasdaq stating that the Company’s publicly held shares failed to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $15,000,000 which is a requirement for continued listing on the Global Market in accordance with Nasdaq Listing Rule 5450(b)(3)(C) based upon the Company’s MVPHS for the 30 consecutive business days prior to the date of the notice. Upon the transfer of the listing of the Company’s securities to the Capital Market on October 27, 2023, each of the above deficiencies will be resolved because the Company will no longer be subject to the continued listing requirements for the Global Market.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

On October 25, 2023, the Company issued a press release announcing its listing transfer to the Capital Market.

On November 9, 2023, the Company received a notice from Nasdaq stating that the staff determined that the Company met all the continued listing standards to phase down, including the $35,000,000 MVLS standard for the Capital Market. Accordingly, the Company has regained compliance with the Rule and this matter is now closed.

On December 13, 2023, the Company received a notice from the Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company’s listed securities failed to comply with the $35,000,000 market value of listed securities (“MVLS”) requirement for continued listing on The Nasdaq Capital Market in accordance with Nasdaq Listing Rule 5550(b)(2) based upon the Company’s MVLS for the 30 consecutive business days prior to the date of the Notice.

The Notice has no immediate effect on the listing of the Company’s securities on Nasdaq and in accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided a period of 180 calendar days, or until June 10, 2024, in which to regain compliance. In order to regain compliance, the MVLS of the Company must close at $35,000,000 or more for a minimum of ten consecutive business days during this 180-day period. On June 5, 2024, the Company received a notification letter from Nasdaq stating that for the last 10 consecutive business days, from May 21, 2024 to June 4, 2024, the Company’s MVLS has been $35,000,000 or greater. Accordingly, the Company has regained compliance with the MVLS Rule and this matter is now closed.

On November 15, 2023, February 16, 2024, May 15, 2024 and August 15, 2024 the Company deposited $51,932 to the Trust Account on each date, extending the Combination Period from November 16, 2023 to November 16, 2024.

On July 18, 2024, the Company received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the Company is delinquent in filing its Form 10-K for the year ended December 31, 2023 and Form 10-Q for the quarter ended March 31, 2024, the Company no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”), which requires companies with securities listed on Nasdaq to timely file all required periodic reports with the SEC. The Notice has no immediate effect on the listing or trading of the Company’s common stock, units or rights on the Nasdaq Capital Market. In accordance with Nasdaq’s listing rules, the Company has 60 calendar days, or until September 2, 2024, after the Notice to submit a plan of compliance (the “Plan”) to Nasdaq addressing how the Company intends to regain compliance with Nasdaq’s listing rules, and Nasdaq has the discretion to grant the Company up to 180 calendar days from the due date of the Form 10-K, or October 14, 2024, to regain compliance.

On September 11, 2024, the Company received a letter from Nasdaq that stated based on the August 26, 2024 filing of the Company’s Form 10-K for the year ended December 31, 2023, the Staff has determined the Company complies with the Listing Rule and that the matter is now closed.

On September 13, 2024, the Company filed the Q1 10-Q with the SEC. Then on September 16, 2024, the Company submitted a letter to Nasdaq setting forth the Company’s plan to regain compliance with the Listing Rule. The Company also requested the Staff to provide an exception, to October 14, 2024, to allow the Company to regain compliance with the Listing Rule.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Separately, in October 2023, Israel and certain Iranian-backed Palestinian forces began an armed conflict in Israel, the Gaza Strip, and surrounding areas, which threatens to spread to other Middle Eastern countries including Lebanon and Iran. The impact of these conflicts and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

On May 12, 2023, the Company’s stockholders elected to redeem 1,405,134 shares for a total of $14,591,037. On August 21, 2023, the Company’s stockholders elected to redeem 9,653 shares for a total of $101,373. The Company evaluated the classification and accounting of the share/ stock redemption under ASC 450, “Contingencies”. ASC 450 states that when a loss contingency exists the likelihood that the future event(s) will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status and probability of completing a Business Combination as of June 30, 2024 and concluded that it is probable that a contingent liability should be recorded. As of June 30, 2024 and December 31, 2023, the Company recorded $146,924 of excise tax liability calculated as 1% of the shares redeemed.

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until November 16, 2024 to consummate the proposed Business Combination, provided that the Company deposits into the Trust Account an amount equal to $0.10 per outstanding Public Share for each three-month extension commencing on November 17, 2023. It is uncertain that the Company will be able to consummate the proposed Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after November 16, 2024. The Company intends to complete the proposed Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any Business Combination by November 16, 2024.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

Liquidity and Capital Resources

As of June 30, 2024, the Company had $21,087 of cash held outside its Trust Account for use as working capital (the “Working Capital”).

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company working capital loans, as defined below (see Note 5). To date, there were no amounts outstanding under any working capital loans.

The Company will need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

On February 15, 2023, the Company issued a non-interest bearing, unsecured promissory note in the aggregate principal amount of $300,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor loaned the Company an aggregate amount of $300,000 that is due and payable upon the Company’s consummation of an initial Business Combination with a target business. The Note will either be paid upon consummation of the Company’s initial Business Combination, or, at the Sponsor’s discretion, converted upon consummation of the Company’s Business Combination into private units at a price of $10.00 per unit. The loan will be forgiven, except to the extent of any funds held outside of the trust account, by the Sponsor or its affiliates if the Company is unable to consummate an initial Business Combination during the Combination Period.

On March 31, 2023, the Company and UHY Advisors/UHY LLP, the Company’s independent registered public accounting firm, entered into an unsecured promissory note for services rendered and unpaid in the principal sum of one hundred eight thousand one dollars and ninety cents ($108,001), plus interest applied monthly on any un-paid balance at the rate of eight (8%) percent per year until such sum is fully paid. On August 21, 2023, the Company and UHY Advisors/UHY LLP extended the due date of promissory note to October 31, 2023. If $102,877 is paid in full on this promissory note no later than October 31, 2023, all accrued finance charges on this promissory note will be forgiven. The promissory note is payable by the Company in advance without penalty. $5,125 of the balance was waived by UHY LLP. On November 6, 2023, the Company and UHY Advisors/UHY LLP further amended the promissory note by reducing the unpaid principal sum to $58,001 and extending the due date of the promissory note to January 31, 2024. On April 30, 2024, UHY Advisors/UHY LLP has agreed to extinguish a total of $179,035 of liabilities to UHY Advisors/UHY LLP and all interest accrued of $6,989 for a settlement amount of $160,000. As of June 30, 2024, there was $0 outstanding under this note. $0 of interest was accrued through June 30, 2024 which is presented as interest payable in the accompanying balance sheets.

On May 16, 2023, the Company and the Sponsor entered into an amendment to the Note, pursuant to which the Note and the forgiveness term was extended from May 16, 2023 to November 16, 2024. On September 13, 2023, as approved by the Company’s audit committee, the Company entered into a note conversion agreement (the “Note Conversion Agreement”) with the Sponsor, to convert the Note into 75,000 shares of the Company’s Common Stock. Accordingly, the Company satisfied the Note in exchange for the issuance of 75,000 shares of Common Stock (Note 6).

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

On October 30, 2023, the Company issued an unsecured promissory note in the aggregate principal amount up to $400,000 (the “2023 Note”) to the Company’s Sponsor. Pursuant to the 2023 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $400,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the 2023 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial Business Combination with a target business, or (ii) the date the Company liquidates if a Business Combination is not consummated. The 2023 Note does not bear interest. In the event that the Company does not consummate a Business Combination, the 2023 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the 2023 Note will be used by the Company for working capital purposes.

On April 3, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “2024 Note” and together with the 2023 Note, the “Notes”) to the Sponsor. Pursuant to the 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the 2024 Note will be used by the Company for working capital purposes.

On April 19, 2024, as approved by the Company’s audit committee, the Company entered into a note conversion agreement (the “Note Conversion Agreement”) with the Sponsor, to convert the Principal Amount due under the Notes into 150,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) (See Note 6).

As of June 30, 2024 and December 31, 2023, there were $0 and $200,000 outstanding amounts under the Notes, respectively.

On April 30, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “April 2024 Note”) to the Sponsor. Pursuant to the April 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the April 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The April 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the April 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the April 2024 Note will be used by the Company for working capital purposes. As of June 30, 2024, there was $250,000 outstanding amounts under this April 2024 Note.

On August 14, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $500,000 (the “August 2024 Note”) to the Sponsor. Pursuant to the August 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $500,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the August 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The August 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the August 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. As of June 30, 2024, there was no outstanding amount under this August 2024 Note.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the period ended December 31, 2023, as filed with the SEC on August 26, 2024. The interim results for the three and six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At June 30, 2024 and December 31, 2023, the Company had no cash equivalents.

Investment Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds and generally have a readily determinable fair value, or a combination thereof. Gains and losses resulting from the change in fair value of these securities are included in interest earned on marketable securities held in the Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Interest income earned on these investments is fully reinvested into the Investments held in the Trust Account and therefore considered as an adjustment to reconcile net profit/(loss) to net cash used in operating activities in the Statements of Cash Flows. Such interest income reinvested will be used to redeem all or a portion of the ordinary shares upon the completion of Business Combination.

Common Stock Subject to Possible Redemption

The Company accounts for its Common Stock subject to possible redemption in accordance with the guidance in FASB Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable Common Stock (including Common Stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Common Stock is classified as stockholders’ equity. The Company’s Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events.

In connection with the stockholders’ vote at the special meetings of stockholders held by the Company on December 20, 2022, May 12, 2023 and August 21, 2023, 4,965,892, 1,405,134 and 9,653 shares of Common Stock were tendered for redemption, respectively.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

Accordingly, at June 30, 2024 and December 31, 2023, 519,321 shares of Common Stock subject to possible redemption is presented at redemption value of $- and $10.74, respectively, as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

At June 30, 2024 and December 31, 2023, the Common Stock reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$69,000,000
Less:
Allocation of offering costs related to redeemable shares	(4,657,681)
Proceeds allocated to Public Rights	(5,865,000)
Redemptions of Common stock on December 20, 2022	(50,129,447)
Plus:
Accretion of carrying value to redemption value	11,202,163
Common stock subject to possible redemption, December 31, 2022	$19,550,035
Less:
Redemptions of Common Stock on May 10, 2023 and August 21, 2023	(14,692,409)
Plus:
Accretion of carrying value to redemption value	721,605
Common stock subject to possible redemption, December 31, 2023	5,579,231
Plus:
Accretion of carrying value to redemption value	207,863
Common stock subject to possible redemption, June 30, 2024	$5,787,094

Offering Costs

Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with the Common Stock issued were initially charged to temporary equity and then accreted to Common Stock subject to redemption upon the completion of the Initial Public Offering. Offering costs amounted to $5,090,361 consisting of $1,380,000 of underwriting fees, $2,070,000 of deferred underwriting fees and $1,640,361 of other offering costs. These were charged to stockholders’ deficit upon the completion of the Initial Public Offering. $4,657,681 was allocated to Public Shares and charged to temporary equity, and $432,681 was allocated to public rights and charged to stockholders’ deficit.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of June 30, 2024 and December 31, 2023, the Company’s deferred tax asset had a full valuation allowance recorded against it.

ASC 740-270-25-2 requires that an annual effective tax rate be determined and such annual effective rate applied to year to date income in interim periods under ASC 740-270-30-5. The Company’s effective tax rate was 146.92% and 17.14% for the three months ended June 30, 2024 and 2023, respectively, and 138.04% and 41.10% for the six months ended June 30, 2024 and 2023, respectively. The effective tax rate differs from the statutory tax rate of 21% for the period ended June 30, 2024 and 2023, due to merger and acquisition costs treated as permanent difference and expenditures, other than franchise taxes, treated as startup costs prior to operations which a valuation allowance on the deferred tax assets is applied.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Loss per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The statement of operations includes a presentation of loss per redeemable public share and loss per non-redeemable share following the two-class method of loss per share. In order to determine the net loss attributable to both the public redeemable shares and non-redeemable shares, the Company first considered the total loss allocable to both sets of shares. This is calculated using the total net loss less any dividends paid. For purposes of calculating net loss per share, any remeasurement of the accretion to redemption value of the redeemable shares subject to possible redemption was considered to be dividends paid to the public stockholders. Subsequent to calculating the total loss allocable to both sets of shares, the Company split the amount to be allocated using a ratio of 16% for the redeemable Public Shares and 84% for the non-redeemable shares for period ended June 30, 2024, reflective of the respective participation rights.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

The earnings per share presented in the statements of operations is based on the following:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Net loss	$(64,591)	$(206,112)	$(90,128)	$(249,448)
Accretion of temporary equity to redemption value	(102,144)	(108,591)	(207,863)	(568,485)
Net loss including accretion of temporary equity to redemption value	$(166,735)	$(314,703)	$(297,991)	$(817,933)

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2024		2023		2024		2023
	Redeemable	Non-redeemable	Redeemable	Non-redeemable	Redeemable	Non-redeemable	Redeemable	Non-redeemable
Basic and diluted net income (loss) per share:
Numerator:
Allocation of net loss including accretion of temporary equity	$(26,328)	$(140,407)	$(111,225)	$(203,478)	$(47,918)	$(250,073)	$(344,372)	$(473,561)
Accretion of temporary equity to redemption value	102,144	-	108,591	-	207,863	-	568,485	-
Allocation of net income (loss)	$75,816	$(140,407)	$(2,634)	$(203,478)	$159,945	$(250,073)	$224,113	$(473,561)

Denominator:
Weighted-average shares outstanding	519,321	2,769,581	1,162,056	2,125,900	519,321	2,710,241	1,545,949	2,125,900

Basic and diluted net income (loss) per share	$0.15	$(0.05)	$(0.00)	$(0.10)	$0.31	$(0.09)	$0.14	$(0.22)

As of June 30, 2024 and 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common shares and then share in the Company’s earnings. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At June 30, 2024 and December 31, 2023, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective December 1, 2024 for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 on January 1, 2023. The adoption of ASU 2020-06 did not have a material impact on the Company’s financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 6,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consisted of one share of Common Stock and one right (“Public Right”). Each Public Right entitled the holder to receive one-tenth of one share of Common Stock at the closing of a Business Combination (see Note 7). On November 18, 2021, the underwriters fully exercised their over-allotment option, resulting in an additional 900,000 Units issued for an aggregate amount of $9,000,000.

In connection with the stockholders’ vote at the special meetings of stockholders held by the Company on December 20, 2022, May 12, 2023 and August 21, 2023, 4,965,892, 1,405,134 and 9,653 shares of Common Stock were tendered for redemption, respectively.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, on November 16, 2021, the Sponsor purchased an aggregate of 205,000 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $2,050,000, in a private placement. In connection with the underwriters’ full exercise of their over-allotment option, on November 18, 2021, the Company also consummated the sale of an additional 18,000 Private Units at $10.00 per Private Unit, generating total proceeds of $180,000. Each Private Unit consists of one share of Common Stock (“Private Share”) and one right (“Private Right”). Each Private Right entitles the holder to receive one-tenth of one share of Common Stock at the closing of a Business Combination. The proceeds from the Private Units were be added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On April 8, 2021, the Company issued 1,437,500 shares of Common Stock (the “Insider Shares”) to the Sponsor for an aggregate purchase price of $25,000. The 1,437,500 Insider Shares include an aggregate of up to 187,500 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Sponsor will collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor does not purchase any Public Shares in the Initial Public Offering and excluding the Private Shares). In connection with the increase in the size of the offering, on November 2, 2021, the company declared a 20% stock dividend on each insider share thereby increasing the number of issued and outstanding Insider Shares to 1,725,000, including up to an aggregate of 225,000 shares of Common Stock subject to forfeiture by our insiders to the extent that the underwriters’ over-allotment option is not exercised in full or in part. The stock dividend was considered in substance a recapitalization transaction, which was recorded and presented retroactively. As a result of the underwriters’ election to fully exercise their over-allotment option on November 18, 2021, no Insider Shares are currently subject to forfeiture.

Administrative Support Agreement

The Company agreed, commencing on November 12, 2021, to pay the Sponsor, affiliates, or advisors a total of up to $10,000 per month for office space, utilities, out of pocket expenses, and secretarial and administrative support. The arrangement will terminate upon the earlier of the Company’s consummation of a Business Combination or its liquidation. For the three and six months ended June 30, 2024 and 2023, the Company incurred and paid $30,000 and $60,000 in fees for these services.

Promissory Notes — Related Parties

On April 9, 2021, the Sponsor agreed to loan the Company an aggregate of up to $500,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This Note was non-interest bearing and payable on the completion of the closing of the Initial Public Offering. The Note was paid in full on November 16, 2021. The Company can no longer borrow against this note.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

On October 30, 2023, the Company issued an unsecured promissory note in the aggregate principal amount up to $400,000 (the “2023 Note”) to the Company’s Sponsor. Pursuant to the 2023 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $400,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the 2023 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial Business Combination with a target business, or (ii) the date the Company liquidates if a Business Combination is not consummated. The 2023 Note does not bear interest. In the event that the Company does not consummate a Business Combination, the 2023 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the 2023 Note will be used by the Company for working capital purposes.

On April 3, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “2024 Note” and together with the 2023 Note, the “Notes”) to the Sponsor. Pursuant to the 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the 2024 Note will be used by the Company for working capital purposes.

On April 19, 2024, as approved by the Company’s audit committee, the Company entered into a note conversion agreement (the “Note Conversion Agreement”) with the Sponsor, to convert the Principal Amount due under the Notes into 150,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) (See Note 6).

As of June 30, 2024 and December 31, 2023, there were $0 and $200,000 outstanding amounts under the Notes, respectively.

On April 30, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “April 2024 Note”) to the Sponsor. Pursuant to the April 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the April 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The April 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the April 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The proceeds of the April 2024 Note will be used by the Company for working capital purposes. As of June 30, 2024, there was $250,000 outstanding amounts under this April 2024 Note.

On August 14, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $500,000 (the “August 2024 Note”) to the Sponsor. Pursuant to the August 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $500,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the August 2024 Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The August 2024 Note does not bear interest. In the event that the Company does not consummate a business combination, the August 2024 Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. As of June 30, 2024, there was no outstanding amount under this August 2024 Note.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into Private Units at a price of $10.00 per unit. The Private Units would be identical to the Private Units. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held In the Trust Account would be used to repay the Working Capital Loans.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

On February 15, 2023, the Company issued a non-interest bearing, unsecured promissory note in the aggregate principal amount of $300,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor loaned the Company an aggregate amount of $300,000 that is due and payable upon the Company’s consummation of an initial Business Combination with a target business. The Note will either be paid upon consummation of the Company’s initial Business Combination, or, at the Sponsor’s discretion, converted upon consummation of the Company’s Business Combination into private units at a price of $10.00 per unit. The loan will be forgiven, except to the extent of any funds held outside of the trust account, by the Sponsor or its affiliates if the Company is unable to consummate an initial Business Combination during the Combination Period. On May 16, 2023, the Company and the Sponsor entered into an amendment to the Note, pursuant to which the Note and the forgiveness term was extended from May 16, 2023 to November 16, 2024.

On September 13, 2023, as approved by the Company’s audit committee, the Company entered into the Note Conversion Agreement with the Sponsor, to convert the Note into 75,000 shares of the Company’s Common Stock. Accordingly, the Company satisfied the Note in exchange for the issuance of 75,000 shares of Common Stock (Note 6).

As of June 30, 2024 and December 31, 2023, there were no outstanding amounts under the Note issued on February 15, 2023.

NOTE 6. COMMITMENTS & CONTINGENCIES

Professional Fee

The Company paid legal counsel a retainer of $25,000 upon filing the registration statement and $100,000 upon the closing of the Initial Public Offering and agreed to pay $50,000 upon closing of a Business Combination.

The Company entered into an agreement with its legal counsel relating to Business Combination services. The Company has accrued fees to its legal counsel in the amount of $25,000 upon execution of the agreement, $50,000 upon the execution of the Business Combination agreement with the target, and $25,000 upon the filing of a proxy statement or S-4 registration statement relating to the Company Merger with the SEC. In the event that the Business Combination does not close, and the Company receives a break-up fee or similar payment from the target company, the Company agrees to pay its legal counsel the balance of their fees, up to the amount of $300,000, from the payment, in which case the total fee shall not exceed $400,000 inclusive of the accrued payments set forth above. If the Business Combination is consummated, at closing legal counsel shall receive $400,000, inclusive of the accrued payments set forth above.

Underwriting Agreement

The Company paid an underwriting fee of $0.20 per Unit (6,900,000 Units), or $1,380,000, in total which includes the fee due upon the full exercise of the underwriters’ over-allotment option.

The underwriters are entitled to a deferred fee of $0.30 per unit, or $2,070,000 in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

Representative Shares

The Company issued to the underwriter and/or its designees 177,900 shares of Common Stock (the “Representative Shares”). The Company accounted for the Representative Shares as an expense of the Initial Public Offering, resulting in a charge directly to stockholder’s equity. The Company estimates the fair value of Representative Shares to be $1,383,617 based upon the offering price of the shares of $7.78 per share. The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

Business Combination Agreement

On August 29, 2024, the Company entered into that certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and between the Company and Cubebio Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Cubebio”), pursuant to which the following transactions will occur: (1) CHL SPAC Merger Sub, Inc., a corporation to be formed in Delaware (the “SPAC Merger Sub”), will be merged with and into the Company with the Company being the surviving entity (the “SPAC Merger”) as a direct wholly owned subsidiary of Cubebio Holdings Limited, an exempted company to be formed in the Cayman Islands (“PubCo”), and (b) all shareholders of Cubebio shall transfer their respective common shares (the “Cubebio Common Shares”) to CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) to be organized under the laws of Korea (the “Exchange Sub”), in exchange for the right to receive PubCo Ordinary Shares (as defined in the BCA) (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination, PubCo expects the PubCo Ordinary Shares to be listed and traded on The Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the BCA.

Consideration

At the closing of the SPAC Merger (the “Merger Effective Time”), by virtue of the SPAC Merger, each SPAC Share issued and outstanding immediately prior to the Merger Effective Time (except for shares being cancelled pursuant to Section 3.1(b) of the BCA and assuming consummation of the Unit Separation) shall be converted into and shall for all purposes represent only the right to receive one issued, fully paid and non-assessable PubCo Ordinary Share.

At or immediately before the closing of the Business Combination, by virtue of the Share Swap, the right to each Cubebio Common Share held by Swapping Shareholders shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable PubCo Ordinary Shares equal to the Cubebio Exchange Ratio, which shall be an amount obtained by dividing (i) the number of PubCo Ordinary Shares equal to the quotient of the $375,000,000 divided by $10.00 by (ii) the aggregate number of Cubebio Common Shares, the number of Cubebio Common Shares subject to such Cubebio Options and the number of Cubebio Common Shares subject to such Cubebio Warrants outstanding immediately prior to the Merger Effective Time.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

The Closing

The Company and Cubebio have agreed that the closing of the Business Combination (the “Closing”) shall occur no later than the date that is the earlier of (i) May 15, 2025 or (ii) the date by which the Company must consummate its initial business combination under its Governing Documents, which may be amended pursuant to Section 8.2 of the BCA, which provides that if, on or before October 1, 2024, the Proxy Clearance Date has not occurred, and BCA has not otherwise been terminated in accordance with its terms, the Company shall promptly prepare and file with the SEC a proxy statement pursuant to which it will seek approval to extend the time period for SPAC to consummate its initial business combination under its Governing Documents for up to six (6) months to at least May 15, 2025, at the sole option of the Company, unless the closing of such business combination has been consummated (the “Outside Date”).

Representations and Warranties

In the BCA, Cubebio makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the BCA) relating to, among other things: (a) proper corporate existence and power of Cubebio and its subsidiaries (together, the “Cubebio Parties”) and similar corporate matters; (b) subsidiaries of Cubebio, (c) capitalization, (d) authorization, execution, delivery and enforceability of the BCA and other Transaction Agreements; (c) consents, required approvals and non-contravention; (d) financial statements, (e) liabilities, (f) absence of certain events, (g) litigation, (h) employee benefits, (i) labor matters, (j) title to properties, (k) taxes, (l) environmental matters, (m) brokers and third party expenses, (n) intellectual property, (o) material contracts, (p) insurance, (q) interested party transactions, (r) information supplied, (s) anti-bribery and anti-corruption compliance, (t) international trade, sanctions and anti-money laundering matters (u) board approval and shareholder vote, (v) Cubebio’s products and (w) disclaimer of other representations and warranties.

The Company also makes certain representations and warranties relating to, among other things: (a) organization, qualification and standing; (b) capitalization, (c) authorization, execution, delivery and enforceability of the BCA and other Transaction Documents; (c) consents and non-contravention, (d) approvals, (e) MCAG SEC reports and financial statements (f) absence of certain events, (g) litigation, (h) business activities, (i) MCAG contracts, (j) MCAG listing, (k) trust account, (l) taxes, (m) information supplied, (n) employee benefits, (o) board approval and shareholder vote, (p) Investment Act and JOBS Act, (q) affiliate transactions, (r) brokers and (s) disclaimer of other representations and warranties.

Vendor Liability and Note Conversion Agreement

On September 13, 2023, the Company entered into four separate vendor liability conversion agreements (the “Vendor Liability Conversion Agreements”) with four of the Company’s vendors. Pursuant to the Vendor Liability Conversion Agreements, an aggregate of $1,800,000 of the service fees due to the vendors have been converted into an aggregate of 450,000 shares Company’s Common Stock based upon a conversion price of $4.00 per share. Accordingly, the Company satisfied aggregate vendor liabilities of $1,800,000 in exchange for the issuance of 450,000 shares of Common Stock. The Company determined the $4.00 per share approximates the fair value of the Common Stock as the shares being issued are restricted as such no gain or loss was recognized on settlement of the liability.

On February 15, 2023, the Company issued a non-interest bearing, unsecured promissory note in the aggregate principal amount of $300,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor loaned the Company an aggregate amount of $300,000 that is due and payable upon the Company’s consummation of an initial Business Combination with a target business. The Note would either be paid upon consummation of the Company’s initial Business Combination, or, at the Sponsor’s discretion, converted into private units at a price of $10.00 per unit. On September 13, 2023, as approved by the Company’s audit committee, the Company entered into the Note Conversion Agreement with the Sponsor, to convert the Note into 75,000 shares of the Company’s Common Stock. Accordingly, the Company satisfied the Note in exchange for the issuance of 75,000 shares of Common Stock. The Company determined the $4.00 per share approximates the fair value of the Common Stock as the shares being issued are restricted as such no gain or loss was recognized on settlement of the liability.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

Pursuant to the Vendor Liability Conversion Agreements and the Note Conversion Agreement, the vendors and the Sponsor have (i) one demand registration of the sale of such shares at the Company’s expense, and (ii) unlimited “piggyback” registration rights, both for a period of five (5) years after the closing of the Company’s initial Business Combination at the Company’s expense.

On October 30, 2023, the Company issued an unsecured promissory note in the aggregate principal amount up to $400,000 (the “2023 Note”) to the Company’s Sponsor. Pursuant to the 2023 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $400,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. On April 3, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $300,000 (the “2024 Note” and together with the 2023 Note, the “Notes”) to the Sponsor. Pursuant to the 2024 Note, the Sponsor agreed to loan to the Company an aggregate amount up to $300,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. Collectively the principal amount outstanding under the Notes was $600,000 (the “Principal Amount due under the Notes”)

On April 19, 2024, as approved by the Company’s audit committee, the Company entered into a note conversion agreement (the “Note Conversion Agreement”) with the Sponsor, to convert the Principal Amount due under the Notes into 150,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). Accordingly, the Company satisfied the Notes in exchange for the issuance of 150,000 shares of Common Stock. Pursuant to the Note Conversion Agreement, the Sponsor has (i) one demand registration of the sale of such shares at the Company’s expense, and (ii) unlimited “piggyback” registration rights, both for a period of five (5) years after the closing of the Company’s initial business combination at the Company’s expense.

On April 20, 2024, an aggregate of 150,000 shares of the Company’s Common Stock has been issued pursuant to the Note Conversion Agreement, in full payment and satisfaction of the Notes in the principal amount of $600,000. The Company has relied upon Sections 4(a)(2) and/or Regulation D of the Securities Act of 1933, as amended, in connection with the conversion, as the shares were issued to sophisticated investors without a view to distribution, and were not issued through any general solicitation or advertisement. The Company determined the $4.00 per share approximates the fair value of the Common Stock as the shares being issued are restricted as such no gain or loss was recognized on settlement of the liability.

NOTE 7. STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 30,000,000 shares of Common Stock with a par value of $0.0001 per share. At May 27, 2021, there were 1,437,500 shares of Common Stock issued and outstanding, of which up to an aggregate of 187,500 shares are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full so that the Sponsor will own 20% of the issued and outstanding shares after the Initial Public Offering (assuming the Sponsor does not purchase any Public Shares in the Initial Public Offering and excluding the Private Shares). In connection with the increase in the size of the offering, on November 2, 2021, the Company declared a 20% stock dividend on each insider share thereby increasing the number of issued and outstanding Insider Shares to 1,725,000, including up to an aggregate of 225,000 shares of Common Stock subject to forfeiture by our insiders to the extent that the underwriters’ over-allotment option is not exercised in full or in part. According to ASC 260-10-55, the stock dividend was considered in substance a recapitalization transaction, which was recorded and presented retroactively.

As a result of the underwriters’ election to fully exercise their over-allotment option on November 18, 2021, no Insider Shares are currently subject to forfeiture. At June 30, 2024 and December 31, 2023, there were 2,800,900 and 2,650,900 shares of Common Stock issued and outstanding, excluding 519,321 of Common Stock subject to possible redemption which are presented as temporary equity, respectively.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

Rights

Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of one share of Common Stock upon consummation of a Business Combination, even if the holder of a Public Right converted all shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Charter with respect to its pre-Business Combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of the Business Combination.

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination.

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its securities in the Trust Account that are invested in funds, such as Mutual Funds or Money Market Funds, that primarily invest in U.S. Treasury and equivalent securities as Trading Securities in accordance with ASC Topic 320 “Investments–Debt and Equity Securities. Trading Securities are recorded at fair market value on the accompanying balance sheets.

At June 30, 2024, assets held in the Trust Account were comprised of $5,865,909 in a mutual fund that is invested primarily in U.S. Treasury Securities. For the period ended June 30, 2024, the Company did not withdraw any interest earned on the Trust Account.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

At December 31, 2023, assets held in the Trust Account were comprised of $5,613,395 in a mutual fund that is invested primarily in U.S. Treasury Securities. For the year ended December 31, 2023, the Company withdrew $129,288 of the interest earned on the Trust Account to pay franchise and income taxes and $14,692,409 in connection with redemptions.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2024 and December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Trading Securities	Level	Fair Value
June 30, 2024	Investments held in Trust Account - Mutual Fund	1	$5,865,909

December 31, 2023	Investments held in Trust Account - Mutual Fund	1	$5,613,395

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

On July 18, 2024, the Company received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the Company is delinquent in filing its Form 10-K for the year ended December 31, 2023 and Form 10-Q for the quarter ended March 31, 2024, the Company no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”), which requires companies with securities listed on Nasdaq to timely file all required periodic reports with the SEC. The Notice has no immediate effect on the listing or trading of the Company’s common stock, units or rights on the Nasdaq Capital Market. In accordance with Nasdaq’s listing rules, the Company has 60 calendar days, or until September 2, 2024, after the Notice to submit a plan of compliance (the “Plan”) to Nasdaq addressing how the Company intends to regain compliance with Nasdaq’s listing rules, and Nasdaq has the discretion to grant the Company up to 180 calendar days from the due date of the Form 10-K, or October 14, 2024, to regain compliance. On September 11, 2024, the Company received a letter from Nasdaq that stated based on the August 26, 2024 filing of the Company’s Form 10-K for the year ended December 31, 2023, the Staff has determined the Company complies with the Listing Rule and that the matter is now closed. On September 13, 2024, the Company filed the Q1 10-Q with the SEC. Then on September 16, 2024, the Company submitted a letter to Nasdaq setting forth the Company’s plan to regain compliance with the Listing Rule. The Company also requested the Staff to provide an exception, to October 14, 2024, to allow the Company to regain compliance with the Listing Rule.

On August 14, 2024, the Company issued an unsecured promissory note in the aggregate principal amount up to $500,000 (the “Note”) to the Sponsor. Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount up to $500,000 that may be drawn down by the Company from time to time by written notice to the Sponsor. The aggregate amount advanced under the Note is due payable by the Company on the earlier of: (i) the date on which Company consummates an initial business combination with a target business, or (ii) the date the Company liquidates if a business combination is not consummated. The Note does not bear interest. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. As of June 30, 2024, there was no outstanding amount under this August 2024 Note.

Business Combination Agreement

On August 29, 2024, the Company entered into that certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and between the Company and Cubebio Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Cubebio”), pursuant to which the following transactions will occur: (1) CHL SPAC Merger Sub, Inc., a corporation to be formed in Delaware (the “SPAC Merger Sub”), will be merged with and into the Company with the Company being the surviving entity (the “SPAC Merger”) as a direct wholly owned subsidiary of Cubebio Holdings Limited, an exempted company to be formed in the Cayman Islands (“PubCo”), and (b) all shareholders of Cubebio shall transfer their respective common shares (the “Cubebio Common Shares”) to CHL Korea Exchange Sub, Ltd., a corporation (“chusik hoesa”) to be organized under the laws of Korea (the “Exchange Sub”), in exchange for the right to receive PubCo Ordinary Shares (as defined in the BCA) (the “Share Swap” and collectively with the SPAC Merger the “Business Combination”). Following the closing of the Business Combination, PubCo expects the PubCo Ordinary Shares to be listed and traded on The Nasdaq Stock Market. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the BCA.

MOUNTAIN CREST ACQUISITION CORP. V

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

Consideration

At the closing of the SPAC Merger (the “Merger Effective Time”), by virtue of the SPAC Merger, each SPAC Share issued and outstanding immediately prior to the Merger Effective Time (except for shares being cancelled pursuant to Section 3.1(b) of the BCA and assuming consummation of the Unit Separation) shall be converted into and shall for all purposes represent only the right to receive one issued, fully paid and non-assessable PubCo Ordinary Share.

At or immediately before the closing of the Business Combination, by virtue of the Share Swap, the right to each Cubebio Common Share held by Swapping Shareholders shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable PubCo Ordinary Shares equal to the Cubebio Exchange Ratio, which shall be an amount obtained by dividing (i) the number of PubCo Ordinary Shares equal to the quotient of the $375,000,000 divided by $10.00 by (ii) the aggregate number of Cubebio Common Shares, the number of Cubebio Common Shares subject to such Cubebio Options and the number of Cubebio Common Shares subject to such Cubebio Warrants outstanding immediately prior to the Merger Effective Time.

The Closing

The Company and Cubebio have agreed that the closing of the Business Combination (the “Closing”) shall occur no later than the date that is the earlier of (i) May 15, 2025 or (ii) the date by which the Company must consummate its initial business combination under its Governing Documents, which may be amended pursuant to Section 8.2 of the BCA, which provides that if, on or before October 1, 2024, the Proxy Clearance Date has not occurred, and BCA has not otherwise been terminated in accordance with its terms, the Company shall promptly prepare and file with the SEC a proxy statement pursuant to which it will seek approval to extend the time period for SPAC to consummate its initial business combination under its Governing Documents for up to six (6) months to at least May 15, 2025, at the sole option of the Company, unless the closing of such business combination has been consummated (the “Outside Date”).

Representations and Warranties

In the BCA, Cubebio makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the BCA) relating to, among other things: (a) proper corporate existence and power of Cubebio and its subsidiaries (together, the “Cubebio Parties”) and similar corporate matters; (b) subsidiaries of Cubebio, (c) capitalization, (d) authorization, execution, delivery and enforceability of the BCA and other Transaction Agreements; (c) consents, required approvals and non-contravention; (d) financial statements, (e) liabilities, (f) absence of certain events, (g) litigation, (h) employee benefits, (i) labor matters, (j) title to properties, (k) taxes, (l) environmental matters, (m) brokers and third party expenses, (n) intellectual property, (o) material contracts, (p) insurance, (q) interested party transactions, (r) information supplied, (s) anti-bribery and anti-corruption compliance, (t) international trade, sanctions and anti-money laundering matters (u) board approval and shareholder vote, (v) Cubebio’s products and (w) disclaimer of other representations and warranties.

The Company also makes certain representations and warranties relating to, among other things: (a) organization, qualification and standing; (b) capitalization, (c) authorization, execution, delivery and enforceability of the BCA and other Transaction Documents; (c) consents and non-contravention, (d) approvals, (e) MCAG SEC reports and financial statements (f) absence of certain events, (g) litigation, (h) business activities, (i) MCAG contracts, (j) MCAG listing, (k) trust account, (l) taxes, (m) information supplied, (n) employee benefits, (o) board approval and shareholder vote, (p) Investment Act and JOBS Act, (q) affiliate transactions, (r) brokers and (s) disclaimer of other representations and warranties.

NOTE 10 – EVENTS SUBSEQUENT TO THE DATE OF THE FORM 10-Q FILED ON OCTOBER 4, 2024

On November 8, 2024, the Company held the annual meeting of stockholders at which the stockholders approved amendment No. 4 (“Amendment No. 4”) and amended its Amended and Restated Certificate of Incorporation to modify the terms and extend the date by which the Company has to consummate an initial business combination to November 16, 2025. In connection with the stockholders’ vote 418,217 shares of the Company’s publicly traded stock were tendered for redemption.

On November 21, 2024, the Company commenced trading on the over-the-counter market.

On October 8, 2024, November 8, 2024, November 19, 2024, and December 6, 2024, the Company drew an aggregate of $240,000 on the August 2024 Note.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

PubCo’s Amended and Restated Memorandum and Articles of Association provide that, subject to the provisions of the Cayman Islands laws, directors and officers, past and present, will be entitled to indemnification from PubCo against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of his or her own dishonesty, willful default or fraud, in or about the conduct of PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning PubCo or its affairs in any court whether in the Cayman Islands or elsewhere. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo. A form of indemnification agreement is filed as exhibit to this registration statement.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

Item 22. Undertakings

A.	The undersigned registrants hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.	The undersigned registrants hereby undertake:

(1)	that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.	The undersigned registrants hereby undertake (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.	The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Cayman Islands, on the [–] day of [–], 2025.

Cubebio Holdings Limited

By:
Name:
Title:

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on [–], 2025 in the capacities indicated.

Name	Title	Date

[–], 2025

[–], 2025

[–], 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Delaware, on the [–] day of [–], 2025.

Cubebio Co., Ltd.

By:
Name:
Title:

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on [–], 2024 in the capacities indicated.

Name	Title	Date

[–], 2025

[–], 2025

[–], 2025

[–], 2025

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States, has signed this registration statement or amendment thereto in [–], United States on [–], 2025.

AUTHORIZED U.S. REPRESENTATIVE

By:
Name:
Title:

Annex A

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and between

MOUNTAIN CREST ACQUISITION CORP. V

and

CUBEBIO CO. LTD,

dated as of August 29, 2024

Annex A-i

TABLE OF CONTENTS CONTINUED

Annex A-ii

TABLE OF CONTENTS CONTINUED

Annex A-iii

TABLE OF CONTENTS CONTINUED

		Page
12.15	SPAC Legal Representation	91
12.16	Company Legal Representation	92
12.17	Disclosure Letter and Exhibits	93

EXHIBITS AND ANNEXES
Exhibit A	Sponsor Support Agreement
Exhibit B	Company Shareholder Support Agreement

Annex A-iv

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT is made and entered into as of August 29, 2024 (this “Agreement”), by and between Mountain Crest Acquisition Corp., V, a Delaware corporation (“SPAC”), and CubeBio Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Company”). Each of the Company and SPAC will individually be referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, SPAC is a blank check company incorporated on April 8, 2021, as a Delaware corporation for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, CubeBio Holdings Limited, a Cayman Islands exempted company limited by shares (“PubCo”) will be a wholly owned subsidiary of Initial PubCo Shareholder (as defined below) and will be formed for the sole purpose of effecting the Transactions, including to act as a publicly traded holding company for the Company after Closing;

WHEREAS, CHL SPAC Merger Sub, Inc., a Delaware corporation (“SPAC Merger Sub”) will be a wholly owned, direct subsidiary of PubCo, incorporated under the laws of the State of Delaware and will be formed for the sole purpose of consummation of the Transactions contemplated by this Agreement, including the SPAC Merger;

WHEREAS, CHL Korea Exchange Sub. Ltd, a stock corporation (“chusik hoesa”) organized under the laws of the Republic of Korea (“Exchange Sub”) will be a wholly owned, direct subsidiary of PubCo, incorporated under the laws of the Republic of Korea, and will be formed for the sole purpose of the consummation of the Share Swap (as defined below);

WHEREAS, the Initial Pubco Shareholder shall take such action to form PubCo immediately following the execution of this Agreement, and, in turn, Pubco shall take all necessary action to form SPAC Merger Sub and Exchange Sub. After the formation of each entity, such entity shall execute the Joinder Agreement and become a Party to this Agreement as if executed on the date of this Agreement;

WHEREAS, on the terms and subject to the conditions of this Agreement, (i) at the Merger Effective Time (as defined below), SPAC Merger Sub will merge with and into SPAC with SPAC being the surviving entity (the “SPAC Merger”) and as a result of SPAC Merger, each share of SPAC Common Stock, $0.0001 par value (each a “SPAC Share” and collectively, “SPAC Shares”) issued and outstanding immediately prior to SPAC Merger shall be converted automatically into one PubCo Ordinary Share (as defined below), (ii) at or immediately prior to the Merger Effective Time, all shareholders of the Company (the “Company Shareholders”) shall transfer their respective Company Common Shares (as defined below) to Exchange Sub in exchange for the right to receive PubCo Ordinary Shares (as defined below) held by Exchange Sub (which PubCo Ordinary Shares will be issued by PubCo to Exchange Sub at the Merger Effective Time for purposes of being used as share swap consideration and being exchanged by Exchange Sub with the Company Shareholders in accordance with clause (iii) below), and (iii) immediately after Closing, Exchange Sub will transfer the newly issued PubCo Ordinary Shares to the Company Shareholders pursuant to the terms of the Share Swap Agreement (as defined below) and, in consideration of the PubCo Ordinary Shares that Exchange Sub received from PubCo, Exchange Sub will transfer to PubCo all such Company Common Shares it received from the Company Shareholders;

Annex A-1

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (i) determined that SPAC Merger is fair to, advisable and in the best interests of SPAC and the shareholders of SPAC (the “SPAC Shareholders”), (ii) approved this Agreement and the Transaction Agreements (as defined below) to which it is a party and the other actions contemplated by this Agreement, and (iii) determined to recommend that SPAC Shareholders vote in favor of and approve the SPAC Merger, this Agreement and the other Transactions contemplated hereunder (the “SPAC Recommendation”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Share Swap and the other Transactions are fair to, advisable and in the best interests of, the Company and the Company Shareholders, (ii) approved this Agreement, the Transaction Agreements and the Transactions, and (iii) determined to recommend that the Company Shareholders approve the Transactions, including the Share Swap, and such other actions as contemplated by this Agreement;

WHEREAS, at the time of execution of the Joinder Agreement, the respective boards of directors of each of PubCo, SPAC Merger Sub, and Exchange Sub shall have unanimously (i) determined, approved and declared that the SPAC Merger, this Agreement and Transaction Agreements to which such Party is a party, are advisable and in the best interests of their respective companies and their respective shareholder(s) and (ii) determined to recommend, to the extent legally required, that their respective shareholder(s) approve the SPAC Merger, the Share Swap the other transactions and such other actions contemplated hereunder;

WHEREAS, the Parties intend that, for Tax purposes, the Transactions qualify for the Intended Tax Treatment.

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC Sponsor (as defined below) has executed and delivered to the Company a support agreement in the form attached hereto as Exhibit A (the “Sponsor Support Agreement”), pursuant to which SPAC Sponsor has agreed to, among other things, vote its SPAC Shares in favor of adoption and approval of this Agreement and the Transactions contemplated thereby, including SPAC Merger, and not redeem any SPAC Shares acquired by SPAC Sponsor in SPAC’s initial public offering or otherwise;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company Shareholders have executed and delivered to the Company and SPAC support agreements in the form attached hereto as Exhibit B (the “Company Shareholder Support Agreements”) pursuant to which such Company Shareholders have agreed to, among other things, subject to the terms and conditions therein, vote their Company Common Shares in favor of adoption and approval of this Agreement and the Transactions contemplated hereby including the Share Swap;

Annex A-2

WHEREAS, at the Closing, PubCo, SPAC Sponsor and certain Company Shareholders, and their respective Affiliates, as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form to be agreed between SPAC and the Company; and

WHEREAS, at the Closing, PubCo, SPAC Sponsor and the Company Shareholders, and their respective Affiliates, as applicable, shall enter into a Lock Up Agreement (the “Lock Up Agreement”) in the form agreed between SPAC and the Company).

NOW, THEREFORE, in consideration of the covenants, promises and the representations and warranties set forth herein, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1 Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Entities” means each of PubCo, SPAC Merger Sub and Exchange Sub.

“Additional SPAC SEC Reports” shall have the meaning set forth in Section 6.6(a).

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Anti-Corruption Laws” shall mean the United States Foreign Corrupt Practices Act of 1977 as amended, the United Kingdom Bribery Act of 2010, any legislation implementing the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and any other applicable Legal Requirement regarding anti-bribery or illegal payments or gratuities.

“Anti-Money Laundering Laws” shall mean the financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended by the Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT Act of 2001), the applicable money laundering and terrorist financing laws and regulations (including any licensing or registration requirements applicable to money services businesses) of all relevant jurisdictions (including the Act on Reporting and Using Specified Financial Transaction Information in Korea), and any related or similar rules or guidelines issued, administered or enforced by any Governmental Entity.

Annex A-3

“Antitrust Laws” shall mean any applicable Legal Requirements of any Governmental Entity regarding matters of competition or foreign investment.

“Approvals” shall have the meaning set forth in Section 4.6(b).

“Breakup Fee” shall have the meaning set forth in Section 10.1.

“Business Data” shall mean all business information and data, including Personal Information, that is accessed, collected, used, processed, stored, shared, distributed, transferred, or disclosed of by the Company IT Systems in the course of the conduct of the business of the Company

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, Seoul, Republic of Korea or the Cayman Islands are authorized or required by Legal Requirements to close.

“Certifications” shall have the meaning set forth in Section 6.6(a).

“Closing” shall mean the closing of the Transactions contemplated by this Agreement.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing Form 6-K” shall have the meaning set forth in Section 8.3(c).

“Closing Payments Schedule” shall have the meaning set forth in Section 3.4.

“Closing Press Release” shall have the meaning set forth in Section 8.3(c).

“Code” shall have the meaning set forth in the Recitals hereto.

“Company” shall have the meaning set forth in the Preamble hereto.

“Companies Act” shall mean the Companies Act (As Revised) of the Cayman Islands.

“Company Board” shall have the meaning set forth in the Recitals hereto.

“Company Board Approval” shall have the meaning set forth in Section 4.24.

“Company Business Combination” shall have the meaning set forth in Section 8.10(a).

“Company Common Shares” shall mean the common shares, W500 par value per share, of the Company.

“Company Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.

Annex A-4

“Company Exchange Ratio” shall mean that amount obtained by dividing the Share Swap Consideration by the aggregate number of Company Common Shares, the number of Company Common Shares subject to such Company Option and the number of Company Common Shares subject to such Company Warrant outstanding immediately prior to the Merger Effective Time.

“Company IT Systems” shall have the meaning set forth in Section 4.17(h).

“Company Leased Properties” shall have the meaning set forth in Section 4.13(b).

“Company Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of PubCo, SPAC Merger Sub, Exchange Sub or the Company; or (b) the ability of any Company Party to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), individually or in the aggregate, be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur, or be deemed to constitute a Company Material Adverse Effect pursuant to clause (a): (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in any global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies or other natural or man-made disasters; (iii) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any other Governmental Entity after the date of this Agreement; (iv) changes in GAAP, KIFRS, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (v) changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities, banking or financial markets (including changes in interest or exchange rates); (vi) events or conditions generally affecting the industries and markets in which PubCo, Exchange Sub or the Company operates; or (vii) any actions or inactions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of SPAC; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iii), (iv), (v) or (vi) above disproportionately and adversely affect the business, assets, financial condition or results of operations of PubCo, Exchange Sub or the Company, taken as a whole, relative to similarly situated companies in the industries in which PubCo, Exchange Sub or the Company conduct their respective operations, then such impact shall be taken into account in determining whether a Company Material Adverse Effect has occurred, but solely to the extent of such disproportionate and adverse effect on PubCo, Exchange Sub or the Company, taken as a whole, as applicable.

“Company Material Contract” shall have the meaning set forth in Section 4.18(a).

“Company Options” shall mean all options to purchase Company Common Shares.

“Company Party” shall mean Company, Exchange Sub, SPAC Merger Sub and PubCo.

Annex A-5

“Company Party Privileged Communications” shall have the meaning set forth in Section 12.16.

“Company Products” means all products, including all versions, derivative works, releases, and models of all products (including all software products), and services marketed, distributed, licensed, provided, or sold (or proposed to be developed, marketed, distributed, licensed, provided, or sold) by the Company.

“Company Real Property Leases” shall have the meaning set forth in Section 4.13(b).

“Company Registered Intellectual Property” shall have the meaning set forth in Section 4.17(a).

“Company Shareholder Approval” shall mean the approval of the Transactions, including the Share Swap, by the affirmative votes of at least (i) two-thirds of the voting rights of the Company Shareholders present at a general meeting of Company Shareholders and (ii) one-third of the total number of issued and outstanding Company Common Shares.

“Company Shareholder Meeting” shall have the meaning set forth in Section 8.19.

“Company Shareholder Support Agreements” shall have the meaning set forth in the Recitals hereto.

“Company Shareholders” shall have the meaning set forth in the Recitals hereto.

“Confidentiality Agreement” shall mean that Mutual Nondisclosure Agreement, dated May 24, 2024, by and between SPAC and the Company, as amended and joined from time to time.

“Continental” shall have the meaning set forth in Section 6.12(a).

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Converted Stock Option” shall have the meaning set forth in Section 3.3(a).

“Copyrights” shall mean any and all copyrights and copyrightable subject matter, whether registered or unregistered and regardless of the medium of fixation or means of expression, including any of the foregoing that protect original works of authorship (including literary works (including all forms and types of Software), pictorial and graphic works).

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any resurgence, variations, evolutions or mutations thereof or other epidemics, pandemics or disease outbreaks.

Annex A-6

“COVID-19 Measures” shall mean any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other similar Legal Requirement, Order, directive, guideline or recommendation promulgated by any industry group or any Governmental Entity in connection with or in response to COVID-19, and other action, inaction, activity or conduct reasonably necessary (such determination to be made by the Company in good faith), in connection with or in response to COVID-19.

“Current Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of November 12, 2021, by and among SPAC, SPAC Sponsor and the other parties thereto.

“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of goods, software, technology, technical data and services.

“Customs & International Trade Laws” shall mean all applicable import, customs and trade, export and anti-boycott laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business.

“Disabling Devices” shall mean undisclosed Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“Earnout Recipient Pro Rata Share” means, with respect to any Earnout Recipient, a percentage equal to the quotient of (A) the amount of shares of Company Shares owned by such Earnout Recipient, divided by (B) the aggregate amount of Common Shares owned by all Earnout Recipients.

“Earnout Recipients” means the Company Shareholders as of the Closing Date.

“Earnout Shares” means, in the aggregate, 24,500,000 shares of PubCo Ordinary Shares that may be issued to the Earnout Recipients pursuant to Section 3.5.

“Employee Benefit Plan” shall have the meaning set forth in Section 4.11(a).

“Environmental Law” shall mean any international, European Union, federal, state, local or foreign law, regulation, Order, treaty, code, rule, decree, legally binding opinion or requirement of any Governmental Entity or common law relating to: (a) the protection, investigation or restoration of the environment or natural resources; (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; (c) pollution, contamination or any injury or threat of injury to persons or property resulting from exposure to Hazardous Substances; or (d) any similar laws and other requirements having the force or effect of law, and all Orders issued or promulgated thereunder.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Annex A-7

“Equity Value” means $375,000,000.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.4(a).

“Exchange Sub” shall have the meaning set forth in the Preamble hereto.

“Extension Proposal” shall have the meaning set forth in Section 8.21.

“Financial Statements” shall have the meaning set forth in Section 4.7(a).

“FSS” shall mean the Financial Services Commission of Korea.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than the second sentence); Section 4.3 (Capitalization of the Company); Section 4.4 (Authority Relative to this Agreement); Section 4.5(a)(i) (No Conflict; Required Filings and Consents) and Section 4.16 (Brokers; Third Party Expenses); (b) in the case of the Acquisition Entities, the representations and warranties contained in Section 5.1 (Organization; Good Standing); Section 5.3 (Due Authorization); Section 5.4 (Non-contravention); and Section 5.7 (Brokers) and (c) in the case of SPAC, the representations and warranties contained in Section 6.1 (Organization and Qualification) (other than Section 6.1(d)); Section 6.3 (Authority Relative to this Agreement); Section 6.2(a)(i) (No Conflict; Required Filings and Consents); and Section 6.7 (Brokers).

“GAAP” shall mean United States generally accepted accounting principles.

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs including, as applicable, certificates of incorporation, registration or formation, bylaws, memorandum and articles of association, shareholder or voting agreement, limited partnership agreements and limited liability company operating agreements.

“Government Official” shall mean, collectively, any officer, employee, official, representative, or any Person acting for or on behalf of any Governmental Entity or public international organization, any political party or official thereof and any candidate for political office.

“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

“Hazardous Substances” shall mean any substance, waste or material regulated as a “pollutant” or “contaminant” or as toxic, radioactive, ignitable, corrosive, or reactive under any applicable Legal Requirements pertaining to the environment, including petroleum, its derivatives, by-products and other hydrocarbons.

Annex A-8

“IFRS” shall mean the International Financial Reporting Standards, as issued by the IFRS Foundation and the International Accounting Standards Board.

“Incidental Inbound License” shall mean any (a) non-exclusive license for Software or IT Systems that is in the nature of a “shrink-wrap” or “click-wrap” license agreement for off-the-shelf Software or IT Systems that is generally commercially available costing less than $100,000 annually; (b) license to Open Source Software; (c) non-disclosure or confidentiality agreement permitting the use of or access to confidential information; (d) non-exclusive license for Intellectual Property that is not material to the business of the Company, pursuant to employee or consulting agreements; (e) non-exclusive license in the ordinary course of business for the use of a name, logo or feedback for marketing or similar purposes; and (f) Contract containing a non-exclusive license of Intellectual Property that is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is primarily for something other than such license.

“Incidental Licenses” shall mean, collectively, Incidental Inbound Licenses and Incidental Outbound Licenses.

“Incidental Outbound License” shall mean any nonexclusive license granted by the Company (a) to suppliers, vendors, distributors, service providers, or customers in the ordinary course of business; (b) in nondisclosure agreements for use in evaluation and negotiation permitted by such agreements; or (c) in the ordinary course of business for the use of the Company’s name, logo or feedback for marketing or similar purposes, in each case, where such license does not affect in any material respect the value of or the Company’s right to use any material Intellectual Property licensed thereunder.

“Indebtedness” shall mean, with respect to a Person, without duplication, all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred and unpaid purchase price of property, shares, stock or services including any earn-out payments; (d) any obligations as lessee under capitalized leases as determined in accordance with GAAP, KIFRS, or IFRS; (e) any obligations, contingent or otherwise, including amounts drawn, under acceptance, letters of credit or similar facilities, in each case solely to the extent actually drawn; (f) any guaranty of any of the foregoing, without duplication; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable on any of the foregoing, and any other fees, expenses, indemnities and other amounts actually due and payable as a result of the prepayment or discharge of any of the foregoing.

“Initial PubCo Interest” shall have the meaning set forth in Section 2.1(a).

“Initial PubCo Interest Redemption Amount” shall have the meaning set forth in Section 2.1(a).

“Initial PubCo Shareholder” shall have the meaning set forth in Section 2.1(a).

Annex A-9

“Insider” shall have the meaning set forth in Section 4.20.

“Insurance Policies” shall have the meaning set forth in Section 4.19.

“Intellectual Property” shall mean all rights, title and interest in or relating to intellectual property throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all Patents; (b) all Copyrights; (c) all Trademarks; (d) all internet domain names and social media identifiers and accounts; (e) all Trade Secrets; (f) all moral and economic rights of authors and inventors, however denominated, rights of publicity, and database rights; (g) all applications and registrations, and any renewals, extensions and reversions, of any of the foregoing; (h) all other intellectual property rights or proprietary rights; (i) all legal rights arising from items (a) through (h), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“Intended Tax Treatment” shall have the meaning set forth in Section 2.1(d).

“Intentional Fraud” shall mean with respect to a Party, the actual and intentional common law fraud of such Party, in each case with respect to the representations or warranties made by such Party contained in this Agreement or in the certificate delivered by such Party pursuant to Section 8.2(d) or Section 8.3(f), as applicable.

“Interested Party Transaction” shall have the meaning set forth in Section 4.20.

“Interim Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Interim Period” shall have the meaning set forth in Section 7.1.

“Investment Company Act” shall mean the U.S. Investment Company Act of 1940, as amended.

“IPO Underwriting Agreement” shall mean the underwriting agreement, dated November 12, 2021, by and among SPAC, and Chardan as the underwriter.

“JOBS Act” shall have the meaning set forth in Section 8.16.

“Joinder Agreement” shall mean a joinder agreement executed by each of PubCo, SPAC Merger Sub and Exchange Sub pursuant to which each shall become a Party to this Agreement and assume all of the obligations and receive all of the benefits accorded them pursuant to this Agreement.

“KIFRS” shall mean the International Financial Reporting Standards as adopted by and in effect in Korea.

“Knowledge” shall mean the actual knowledge or actual awareness as to a specified fact or event, following reasonable inquiry of (a) with respect to the Company, the individuals listed on Section 1.1(B)(i) of the Company Disclosure Letter; (b) with respect to PubCo, SPAC Merger Sub and Exchange Sub, the individuals listed on Section 1.1(B)(ii) of the Company Disclosure Letter; and (c) with respect to SPAC, the individuals listed on Section 1.1(A) of SPAC Disclosure Letter.

Annex A-10

“Korean Registration Statement” shall mean the registration statement referenced in Article 119 of the Financial Investment Services and Capital Markets Act of Korea.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal, regulatory or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Licensed Intellectual Property” shall mean all Intellectual Property that any third party Person owns or purports to own and that is licensed to the Company or to which the Company otherwise has a right to use.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, license, grant, guarantee, options, priority rights, preemptive rights, right of first offer or refusal, hypothecation, assignment, claim, easement, covenant, servitude, put or call right, voting right, shareholders’ agreement, retention rights, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Merger Effective Time” shall have the meaning set forth in Section 2.2(a).

“Nasdaq” shall mean the Nasdaq Global Market.

“Open Source Software” shall mean any Software distributed (a) as “free software”; (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license similar to any of the foregoing that requires that such Software and any modifications thereof be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Outside Date” shall have the meaning set forth in Section 10.1(b).

Annex A-11

“Outstanding Company Transaction Expenses” shall mean the Transaction Expenses incurred by or on behalf of the Company, SPAC Merger Sub, Exchange Sub or PubCo, solely to the extent such Transaction Expenses are incurred and remain unpaid as of the Closing.

“Outstanding SPAC Transaction Expenses” shall mean the Transaction Expenses incurred by or on behalf of SPAC, solely to the extent such Transaction Expenses are incurred and remain unpaid as of the Closing.

“Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company.

“Parties” or “Party” shall have the respective meaning set forth in the Preamble hereto and shall include the Acquisition Entities upon execution of the Joinder Agreement.

“Patents” shall mean any and all patents and patent applications, provisional patent applications, patent cooperation treaty applications and similar filings and any and all substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor).

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“PCAOB Financial Statements” shall mean (a) the audited consolidated balance sheets of the Company as of December 31, 2023 and 2022, and the audited consolidated statements of income and statements of income (loss), changes in shareholders’ equity and cash flows, for the years ended December 31, 2023 and 2022 audited by the Independent Auditors in accordance with PCAOB auditing standards, together with the auditor’s report of the independent auditors thereon, and (b) to the extent provided by the Company or PubCo pursuant to Section 7.18 any other financial statements of the Company that are included in the Registration Statement and Proxy Statement.

“Permitted Lien” shall mean (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings or for which adequate accruals or reserves have been established in accordance with GAAP, KIFRS, or IFRS; (b) statutory and contractual Liens of landlords with respect to Company Leased Property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are not material to the business, operations and financial condition of the Company; (d) zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other restrictions in title that would be reflected on any title reports or surveys, and would not, individually or in the aggregate, materially interfere with the present use of or occupancy of the affected parcel by the Company as presently conducted; (e) Liens imposed by applicable securities Laws; or (f) Liens set forth on Section 1.1(C) of the Company Disclosure Letter.

Annex A-12

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean: (i) any definition for such term or for any similar term (e.g., “personally identifiable information”, “sensitive personal data” or “PII”) provided by any applicable Legal Requirement; or (ii) any information that identifies or could be reasonably used to identify an identifiable individual.

“Pipe Investment” shall have the meaning set forth in Section 8.14.

“Privacy Laws” shall mean any and all applicable Legal Requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, Processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information.

“Privacy Policies” shall mean each external or internal, past or present, training, manual, policy, notice, and/or statement or documents relating to Personal Information, including privacy policies and terms of use.

“Privacy Requirements” shall mean (a) all applicable Privacy Laws, (b) any applicable Privacy Policies or other policies of the Company concerning the collection, dissemination, storage or use of Personal Information, and (c) all contractual commitments that the Company has entered into or is otherwise bound with respect to the Processing of Personal Information.

“Process” or “Processing” shall mean, with respect to any data or Personal Information, the collection, recording, use, processing, storage, organization, modification, transfer, sale, retrieval, access, disclosure, deletion, dissemination or combination of such data or Personal Information.

“Proxy Clearance Date” shall have the meaning set forth in Section 8.1(a)(ii).

“Proxy Statement” shall have the meaning set forth in Section 8.1(a)(i).

“PubCo” shall have the meaning set forth in the Preamble hereto.

“PubCo A&R Charter” shall have the meaning set forth in Section 2.2(c).

“PubCo Board” shall mean the board of directors of PubCo.

“PubCo Equity Plan” shall have the meaning set forth in Section 8.17.

“PubCo Ordinary Shares” shall mean, following the Merger Effective Time, ordinary shares of PubCo, par value $0.0001 per share, as defined in the PubCo A&R Charter.

“Reference Date” shall mean (i) with respect to representations and warranties relating to PubCo, SPAC Merger Sub and Exchange Sub, the date of incorporation of PubCo, SPAC Merger Sub or Exchange Sub, as applicable, and (ii) with respect to the Company, the date of incorporation of the Company.

Annex A-13

“Registration Shares” shall have the meaning set forth in Section 8.1(a)(i).

“Registration Statement” shall have the meaning set forth in Section 8.1(a)(i).

“Regulation S-K” shall mean Regulation S-K promulgated under the Securities Act.

“Regulation S-X” shall mean Regulation S-X promulgated under the Securities Act.

“Related Parties” shall mean, with respect to a Person, such Person’s Affiliates and such Person’s and such Affiliates’ respective former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Representatives, and each of the foregoing Persons’ respective successors and assigns.

“Representatives” shall mean, with respect to any Person, such Person’s controlling shareholders, controlling stockholders, directors, officers, managers, employees, agents, advisors and other representatives.

“Revenue Threshold” shall have the meaning set forth in Section 3.5.

“Sanctioned Country” shall mean, a country or territory which is itself the subject or target of comprehensive Sanctions administered and enforced by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (at the time of this Agreement, Cuba, Iran, North Korea, and Syria, as well as the Crimea, the so-called “Donetsk People’s Republic” and the so-called “Luhansk People’s Republic” regions of Ukraine).

“Sanctioned Person” shall mean any Person that is subject or target of Sanctions, including (i) any Person listed in any Sanctions-related list of maintained by the United States (including through OFAC, the U.S. Department of Commerce or the U.S. Department of State), the United Nations Security Council, the European Union, or the United Kingdom, (ii) any Person located, organized, resident in or national of a Sanctioned Country; or (iii) any Person 50% or more owned, directly or indirectly, or otherwise controlled by or acting on behalf of any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States (including through OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, or the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Annex A-14

“Security Incident” shall mean any actual or reasonably suspected (i) breach of security or other unauthorized access to, or use of, or other compromise to, the integrity or availability of any Company IT Systems, (ii) unauthorized acquisition, loss, theft or Processing of any data or information or (iii) compromise, intrusion, misuse, interference or unauthorized access to or use of any Company IT Systems, including any ransomware attack, distributed denial-of-service attack or any other similar incident, in each instance, regardless of whether any such incident or breach triggers any notice or reporting obligations under applicable Legal Requirements.

“Share Swap” shall have the meaning set forth in Section 2.1(b).

“Share Swap Agreement” shall have the meaning set forth in Section 9.3(h).

“Share Swap Consideration” shall mean the number of PubCo Ordinary Shares equal to the quotient of the Equity Value divided by $10.00

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), applications, algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.

“SPAC” shall have the meaning set forth in the Preamble hereto.

“SPAC Balance Sheet” shall have the meaning set forth in Section 6.6(b).

“SPAC Board” shall have the meaning set forth in the Recitals hereto.

“SPAC Business Combination” shall mean “Business Combination” as defined in SPAC Governing Documents.

“SPAC D&O Indemnified Party” shall have the meaning set forth in Section 8.12(a).

“SPAC D&O Tail” shall have the meaning set forth in Section 8.12(b).

“SPAC Disclosure Letter” shall have the meaning set forth in the Preamble to Article VI.

“SPAC Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of SPAC; or (b) the ability of any of SPAC to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), individually or in the aggregate, be taken into account in determining whether a SPAC Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur, or be deemed to constitute a SPAC Material Adverse Effect pursuant to clause (a): (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies or other natural or man-made disasters; (iii) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any other Governmental Entity after the date of this Agreement; (iv) changes in GAAP, IFRS or

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applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (v) changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities, banking or financial markets (including changes in interest or exchange rates); (vi) events or conditions generally affecting the industries and markets in which SPAC operate; (vii) any actions or inactions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of PubCo, Exchange Sub or the Company; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iii), (iv), (v) or (vi) above disproportionately and adversely affect the business, assets, financial condition or results of operations of SPAC, taken as a whole, relative to similarly situated companies in the industries in which any of SPAC conduct their respective operations, then such impact shall be taken into account in determining whether a SPAC Material Adverse Effect has occurred, but solely to the extent of such disproportionate and adverse effect on SPAC. Notwithstanding the foregoing, the amount of any SPAC Shareholder Redemptions, or the failure to obtain SPAC Shareholder Approval shall not be deemed a SPAC Material Adverse Effect; provided that the foregoing shall not prevent a determination that the underlying facts and circumstances resulting in such redemptions has resulted in a SPAC Material Adverse Effect.

“SPAC Recommendation” shall have the meaning set forth the Recitals hereto.

“SPAC Right” shall mean a right entitling the holder thereof to receive one-tenth of one SPAC Share upon the consummation by SPAC of a SPAC Business Combination.

“SPAC SEC Reports” shall have the meaning set forth in Section 6.6(a).

“SPAC Shareholder Approval” shall mean the approval of SPAC Shareholder Matters as set out in Section 8.1(a)(i), in each case in accordance with applicable Legal Requirements, the Proxy Statement and SPAC Governing Documents.

“SPAC Shareholder Matters” shall have the meaning set forth in Section 8.1(a)(i).

“SPAC Shareholder Redemption” shall have the meaning set forth in Section 8.1(a)(i).

“SPAC Shareholders” shall mean shall have the meaning set forth in Recitals hereto.

“SPAC Shares” shall have the meaning set forth in the Recitals hereto.

“SPAC Sponsor” shall mean Mountain Crest Global Holdings LLC, a Delaware limited liability company.

“SPAC Sponsor Privileged Communications” shall have the meaning set forth in Section 12.15.

“SPAC Units” shall mean equity securities of SPAC each consisting of one SPAC Share and one SPAC Right.

“Special Meeting” shall have the meaning set forth in Section 8.1(b).

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“Special Meeting Date” shall mean original date that the Special Meeting is scheduled to be held prior to postponements or adjournments thereof, if any.

“Special Meeting Form 8-K” shall have the meaning set forth in Section 8.3(c).

“Sponsor Support Agreement” shall have the meaning set forth in the Recitals hereto.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of share capital or shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Swapping Shareholders” shall have the meaning set forth in Section 3.2(a).

“Tax” or “Taxes” shall mean: any and all federal, state, local and non-US taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, social security, recapture, net worth, employment, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts

“Tax Return” shall mean any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Trade Secrets” shall mean any and all trade secrets (and rights in technology, discoveries and improvements, inventions (whether or not patentable), Software, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), databases and data, Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information, designs, drawings, procedures, processes, algorithms, models, formulations, manuals and systems, whether or not patentable or copyrightable).

“Trademarks” shall mean any and all trademarks, service marks, trade names, business marks, service names, brand names, trade dress, logos, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof and any common law rights with respect thereto.

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“Transaction Agreements” shall mean this Agreement, the Sponsor Support Agreement, the Company Shareholder Support Agreements, the Registration Rights Agreement, the Share Swap Agreement, the Lock Up Agreement, the PubCo A&R Charter, the Joinder Agreement, the Confidentiality Agreement and all other agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Expenses” shall mean, without duplication, (a) all out-of-pocket fees, costs and expenses paid or payable by a Party (whether or not billed or accrued for) prior to and through the Closing Date as a result of or in connection with the negotiation, preparation, and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including any such amounts which are triggered by or become payable as a result of the Closing; (b) with respect to the Company only, all bonuses, change in control payments, severance, retention or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of the Company solely as a result of the consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts; (c) all out-of-pocket fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers or any other consultants and public relations firms, payable by a Party in connection with the consummation of the Transactions (including, with respect to SPAC only, the deferred underwriting compensation paid in accordance with the IPO Underwriting Agreement to the underwriters named therein); (d) all out-of-pocket costs, fees and expenses related to the Company D&O Tail and SPAC D&O Tail (with respect to SPAC only); (e) Transfer Taxes; and (f) all out-of-pocket filing costs, fees and expenses payable by a Party to any Governmental Entity in connection with the Transactions, including the SEC and Nasdaq.

“Transactions” shall mean the transactions contemplated by this Agreement and the Transactions Agreements, including the SPAC Merger and the Share Swap.

“Transfer Taxes” shall mean all transfer, documentary, sales, use, stamp, registration, excise, acquisition, property, recording, value added and other such similar Taxes and fees, including, for the avoidance of doubt, any Korean securities transaction Tax, that become payable in connection with or by reason of the execution of this Agreement and the Transactions.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Trust Account” shall have the meaning set forth in Section 6.12(a).

“Trust Agreement” shall have the meaning set forth in Section 6.12(a).

“Trust Termination Letter” shall have the meaning set forth in Section 8.5.

“Unit Separation” shall have the meaning set forth in Section 3.1(a).

“Unvested Company Option” shall mean each Company Option outstanding immediately prior to the Merger Effective Time that is not a Vested Company Option.

“Vested Company Option” shall mean each Company Option outstanding immediately prior to the Merger Effective Time that is vested in accordance with its terms as of immediately prior to the Merger Effective Time or will vest solely as a result of the consummation of the Transactions.

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“Waiving Parties” shall have the meaning set forth in Section 12.15.

“Willful Breach” shall mean, with respect to any Person and any agreement to which such Person is a party, such Person’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Person with the actual knowledge that the taking of such act or failure to take such act would cause a material breach of such covenant or agreement.

ARTICLE II
THE SPAC MERGER AND THE SHARE SWAP

2.1 Transactions.

(a) SPAC Merger. In order to facilitate the formation of PubCo, a legacy Company Shareholder (the “Initial PubCo Shareholder”) will contribute $0.0001 to PubCo in exchange for all of the issued share capital in PubCo (the “Initial PubCo Interest”). Upon the terms and subject to the conditions of this Agreement, at the Merger Effective Time, and in accordance with the applicable provisions of the Companies Act and the Delaware General Corporation Law (the “DGCL”), (i) SPAC Merger Sub and SPAC will consummate the SPAC Merger, pursuant to which SPAC Merger Sub shall be merged with and into SPAC, following which the separate corporate existence of SPAC Merger Sub will cease and SPAC shall continue as the surviving company (sometimes referred to herein for the periods at and after the Merger Effective Time as the “Surviving CBL Company”), and a wholly owned subsidiary of PubCo (the “SPAC Merger”), and (ii) the Initial PubCo Interest shall be automatically converted into and exchanged into the right of the Initial PubCo Shareholder to receive an aggregate of $0.0001 in cash pursuant to Section 3.1(e) (the “Initial PubCo Interest Redemption Amount”).

(b) Share Swap. Upon the terms and subject to the conditions set forth in this Agreement and the Share Swap Agreement, (i) at the Merger Effective Time, Exchange Sub shall subscribe for and PubCo shall issue the Share Swap Consideration to Exchange Sub as the consideration for Share Swap subject to release to Company Shareholders at Closing, and (ii) at the Merger Effective Time, each Company Shareholder shall sell, transfer, convey, assign and deliver all of the Company Common Shares it holds to Exchange Sub in exchange for the right to receive the number of PubCo Ordinary Shares required to be paid to such Company Shareholder pursuant to this Section 2.1(b) and the Share Swap Agreement, and (iii) as soon as practically possible after the Closing Date and in compliance with the Share Swap Agreement, the Exchange Sub shall distribute all of the Company Common Shares it receives from the Company Shareholders pursuant to the preceding clause (ii) to PubCo, and shall distribute Share Swap Consideration to Company Shareholders in accordance with Section 3.4 (the “Share Swap”).

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(c) Intended U.S. Tax Treatment. The Parties hereto hereby agree and acknowledge that for U.S. federal income Tax purposes, it is intended that (a) the SPAC Merger and Share Swap, taken together, shall be treated as a contribution governed by Section 351 of the Code and the Treasury Regulations thereunder and (b) the SPAC Merger shall not subject holders of SPAC Common Stock to tax under Section 367 of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of PubCo following the Transactions that does not enter into a five-year gain recognition agreement (“GRA”) pursuant to United States Treasury Regulations Section 1.367(a)-8(c))) ((a) and (b), together, the “Intended U.S. Tax Treatment”). To the extent permitted under applicable Law, (i) the parties intend that the SPAC Merger also qualify as a “reorganization” under Section 368(a) of the Code and (ii) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the SPAC Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder, as well as an integrated plan of formation and combination among various constituent parties pursuant to Section 351 of the Code and the Treasury Regulations thereunder.

2.2 Merger Effective Time.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the Parties shall cause the SPAC Merger to be consummated by filing a Certificate of Merger, in the form to be mutually agreed upon by Parties (the “Certificate of Merger”), with the Secretary of the State of the State of Delaware in accordance with the relevant provisions of the DGCL, and the time of such filings, or such other time as the Parties may agree in writing and specify in the Certificate of Merger shall be the date on which the SPAC Merger becomes effective (such date and time as the SPAC Merger becomes effective being the “Merger Effective Time”).

(b) At the Merger Effective Time, the effect of the SPAC Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights and privileges of each of SPAC, and SPAC Merger Sub shall vest in the Surviving CBL Company and all debts, liabilities, obligations and duties of each of SPAC and SPAC Merger Sub shall become debts, liabilities, obligations and duties of the Surviving CBL Company.

(c) At the consummation of the Transactions, the Governing Documents of PubCo shall be amended and restated in the form agreed between SPAC and the Company (the “PubCo A&R Charter”) until thereafter changed or amended as provided therein or by applicable Legal Requirements.

(d) From and after the consummation of the Transactions, until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the PubCo A&R Charter, the board of directors of PubCo shall be comprised of seven (7) directors, five (5) of which shall be the directors set forth on Section 2.2(d) of the Company Disclosure Letter, and the remaining two (2) independent directors (as defined by Nasdaq and Rule 10A-3 promulgated under the Exchange Act) shall be designated by the Company, subject to SPAC’s reasonable consent in writing and, to the extent necessary, shall satisfy Nasdaq (or such other public stock market or exchange in the United States as may be agreed by the Company and SPAC) diversity requirements. The officers of PubCo shall be designated by the Company in writing.

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(e) The Parties shall take all actions necessary to ensure that the name of PubCo and the Company immediately following the Closing is that which is reasonably agreed to by the Company and SPAC.

2.3 Closing. Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Closing will occur by electronic exchange of documents at a time and date to be specified in writing by the Parties which, subject to Section 8.4, will be no later than two (2) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as SPAC and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

ARTICLE III
CLOSING TRANSACTIONS

3.1 Effect of Merger on SPAC. At the Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of SPAC, PubCo or any holder of any SPAC Shares:

(a) SPAC Units. Each SPAC Share and each SPAC Right comprising each issued and outstanding SPAC Unit immediately prior to the Merger Effective Time shall be automatically separated (the “Unit Separation”) and the holder thereof shall be deemed to hold one SPAC Share and one SPAC Right.

(b) Cancellation of Certain SPAC Shares. All SPAC Shares that are owned by SPAC as treasury shares or any wholly owned subsidiary of SPAC immediately prior to the Merger Effective Time shall automatically be canceled, and no PubCo Ordinary Shares or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of SPAC Shares. Each SPAC Share issued and outstanding immediately prior to the Merger Effective Time (except for shares being cancelled pursuant to Section 3.1(b) and assuming consummation of the Unit Separation) shall be converted into and shall for all purposes represent only the right to receive one issued, fully paid and non-assessable PubCo Ordinary Share. As of the Merger Effective Time, all of SPAC Shares shall no longer be outstanding and shall automatically be canceled by virtue of the Merger and each former holder of SPAC Shares shall thereafter cease to have any rights with respect to such securities, except the right of such holders (other than for holders of SPAC Shares being cancelled pursuant to Section 3.1(b)) to receive the same number of PubCo Ordinary Shares, in accordance with this Section 3.1 and otherwise as expressly provided herein.

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(d) Treatment of SPAC Rights. Each SPAC Right that is issued and outstanding immediately prior to the Merger Effective Time (assuming consummation of the Unit Separation) shall be automatically converted into the number of PubCo Ordinary Shares that would have been received by the holder thereof if such SPAC Right had been converted upon the consummation of a SPAC Business Combination in accordance with SPAC’s Governing Documents and the final prospectus of SPAC, dated as of November 21, 2021 (File No. 333-260124), into SPAC Shares, but for such purposes treating it as if such SPAC Business Combination had occurred immediately prior to the Merger Effective Time, and SPAC Shares issued upon conversion of such SPAC Right had then automatically been converted into PubCo Ordinary Shares in accordance with Section 3.1(c); provided that if a holder of a SPAC Right does not hold ten rights or integral multiples thereof, such SPAC Rights shall be cancelled and no fractional SPAC Shares shall be issued. As of the Merger Effective Time, all SPAC Rights shall no longer be outstanding and shall automatically be canceled by virtue of the Merger and each former holder of SPAC Rights shall thereafter cease to have any rights with respect thereto, except the right to receive PubCo Ordinary Shares in accordance with this Section 3.1 and otherwise as expressly provided in this Agreement.

(e) Cancellation of PubCo Shares. Each share of PubCo that is issued and outstanding immediately prior to the Merger Effective Time (which shall consist solely of the Initial PubCo Interest) shall be automatically converted into and exchanged for the right to receive its pro rata portion of the Initial PubCo Interest Redemption Amount. Promptly following the Merger Effective Time, PubCo shall pay the Initial PubCo Interest Redemption Amount to the Initial PubCo Shareholder prior to the Merger Effective Time in accordance with written instructions provided thereby.

3.2 Effect of Share Swap on the Company. At or immediately before the Closing, by virtue of the Share Swap and without any action on the part of the Company or the Company Shareholders:

(a) Transfer of Company Common Shares. The representative director of the Company shall effect the transfer and conveyance of all Company Common Shares held by the Company Shareholders immediately prior to the Merger Effective Time (“Swapping Shareholders”) to Exchange Sub to be held at the Exchange Agent, subject to release to PubCo on Closing pursuant to Section 3.4(c) below, in each case, free and clear of any claims or interest of any person previously entitled thereto, with such transfer and conveyance and such exchange evidenced by the Share Swap Agreement and the general shareholder meeting minutes evidencing the Company Shareholder Approval.

(b) Conversion of Rights to Company Common Shares. The right to each Company Common Share held by Swapping Shareholders shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable PubCo Ordinary Shares equal to the Company Exchange Ratio.

3.3 Treatment of Company Options and Company Warrants.

(a) Prior to the Closing, the Company Board shall adopt such resolutions and use its reasonable best efforts to take such other actions permitted under applicable law or the terms of the Company Options as may be required to adjust the terms of all Vested Company Options and Unvested Company Options as necessary to provide that, at the Merger Effective Time, each Company Option shall be converted into an option to acquire, subject to substantially the same terms and conditions as were applicable under such Company Option, the number of PubCo Ordinary Shares (rounded down to the nearest whole share), determined by multiplying the number of Company Common Shares subject to such Company Option as of immediately prior to the Merger Effective Time by the Company Exchange Ratio, at an exercise price per Company Common Share (rounded up to the nearest whole cent) equal to (x) the exercise price per Company Common Share of such Company Option divided by (y) the Company Exchange Ratio (a “Converted Stock Option”).

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(b) Prior to the Closing, the Company Board shall adopt such resolutions and use its reasonable best efforts to take such other actions permitted under applicable law or the terms of the Company Warrants as may be required to adjust the terms of all Vested Company Warrants and Unvested Company Warrants as necessary to provide that, at the Merger Effective Time, each Company Warrant shall be converted into a warrant to acquire, subject to substantially the same terms and conditions as were applicable under such Company Warrant, the number of PubCo Ordinary Shares (rounded down to the nearest whole share), determined by multiplying the number of Company Common Shares subject to such Company Warrant as of immediately prior to the Merger Effective Time by the Company Exchange Ratio, at an exercise price per Company Common Share (rounded up to the nearest whole cent) equal to (x) the exercise price per Company Common Share of such Company warrant divided by (y) the Company Exchange Ratio (a “Converted Warrant”).

(c) At the consummation of the Share Swap, PubCo shall assume all obligations of the Company under the applicable equity incentive plan in respect of each outstanding Converted Stock Option and Converted Warrant and the agreements evidencing the grants thereof.

3.4 Issuance of PubCo Ordinary Shares.

(a) Exchange Agent. Following the date hereof and prior to the Merger Effective Time, PubCo and Exchange Sub shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the exchange agent in connection with the Transactions, and, if required by the Exchange Agent, enter into an exchange agent agreement (in a form and substance that is reasonably acceptable to SPAC and the Company) in order for, among other things, the Exchange Agent to receive the Share Swap Consideration and to make the distributions contemplated by Section 3.1(d), Section 3.1(e) and Section 3.2(b).

(b) SPAC Merger. At the Closing, and in accordance with the procedures to be agreed upon with the Exchange Agent, PubCo shall issue to each SPAC Shareholder the number of PubCo Ordinary Shares to which such SPAC Shareholder is entitled in respect of its SPAC Shares and SPAC Rights, if any, pursuant to Section 3.1.

(c) Share Swap.

(i) As soon as reasonably practicable following receipt of the Share Swap Consideration from PubCo (which shall be issued by PubCo to the Exchange Sub at or immediately prior to the Merger Effective Time), Exchange Sub shall deposit or cause to be deposited the Share Swap Consideration in trust with the Exchange Agent for the benefit of the Swapping Shareholders and distribution in accordance with this Section 3.4(c).

(ii) As promptly as practicable following the Merger Effective Time and in compliance with the Share Swap Agreement, Exchange Sub shall cause the Exchange Agent to distribute therefrom the number of PubCo Ordinary Shares required to be paid to such Swapping Shareholder pursuant to Section 3.2(b) in respect of such Swapping Shareholder’s Company Common Shares in accordance with the Closing Payments Schedule.

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(iii) As promptly as practicable following the Closing Date and in compliance with the Share Swap Agreement, the Exchange Sub shall cause the Exchange Agent to distribute therefrom Swapping Shareholders’ Company Common Shares (it received pursuant to Section 3.2(a) above) to PubCo.

(d) Certain Adjustments. The number of PubCo Ordinary Shares that each Person is entitled to receive as a result of the SPAC Merger or the Share Swap and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution (including any dividend or distribution of securities convertible into SPAC Shares or PubCo Ordinary Shares, as applicable), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Company Common Shares, SPAC Shares or PubCo Ordinary Shares, as applicable, occurring during the Interim Period.

3.5 Earnout. If based on the Company’s audited financial statements for the fiscal year ending December 31, 2026, the Company shall have revenues during such fiscal year as reported on such financial statements equal to or greater than $42,700,000 (USD) (the “Revenue Threshold”), PubCo shall issue as promptly as practicable to each Earnout Recipient, such number of PubCo Ordinary Shares equal to such Earnout Recipient’s Earnout Pro Rata Portion of Earnout Shares. Until properly issued, no Company Shareholder shall have any rights to the Earnout Shares, including voting rights or rights to dividends, interest payments or other distributions of any kind made in respect of the Earnout Shares. In the event that the Revenue Threshold is not achieved, none of the Earnout Shares shall be issued and no party shall have any claim to any Earnout Shares not issued.

3.6 Closing Calculations. Not less than five (5) Business Days prior to the Closing Date, the Company shall deliver to SPAC a spreadsheet in form and substance agreed to by the Company and SPAC (the “Closing Payments Schedule”), prepared by the Company in good faith (a) including all calculations and information necessary to effect the conversions and make the distributions contemplated by Section 3.3, Section 3.4 and Section 3.9 and (b) detailing the Company’s calculations of, and quantifying in reasonable detail, the following:

(i) the Share Swap Consideration;

(ii) the Company Exchange Ratio; and

(iii) the number of Converted Stock Options and Converted Warrants required to be issued at the Closing pursuant to Section 3.3.

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SPAC and its Representatives shall have a reasonable opportunity, during normal business hours, to review and to discuss with the Company and its Representatives the documentation provided pursuant to this Section 3.6 and any relevant books and records of the Company and its Subsidiaries. The Company and its Representatives shall reasonably assist and cooperate with SPAC and its Representatives in their review of the documentation and shall consider in good faith SPAC’s comments (stating in reasonable detail its objections) to the Closing Payments Schedule. The SPAC and Company shall work in good faith to resolve any disputes in relation to such comments, and solely to the extent any adjustments are agreed between the Company and SPAC and made to the Closing Payments Schedule prior to the Closing in accordance with this Section 3.6, such adjusted Closing Payments Schedule shall be final and binding on all Parties and shall thereafter become the Closing Payments Schedule for all purposes of this Agreement. The Closing Payments Schedule and the determinations contained therein shall be prepared in accordance with the applicable definitions contained in this Agreement. Exchange Agent shall, to the fullest extent permitted by applicable Legal Requirements, be entitled to rely fully on the information set forth in the Closing Payments Schedule, including in respect of fulfilling any applicable obligations under Section 3.4(c), absent manifest error.

3.7 Fractional Shares. Notwithstanding anything in this Agreement, no fraction of a PubCo Ordinary Share shall be issued by virtue of the SPAC Merger, the SPAC Rights, the Share Swap or the Earnout contemplated by Section 3.6, and any Person who would otherwise be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional PubCo Ordinary Shares that otherwise would be received by such Person) shall receive from PubCo, in lieu of such fractional share: (i) one PubCo Ordinary Share if the aggregate amount of fractional PubCo Ordinary Shares such Person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no PubCo Ordinary Share if the aggregate amount of fractional PubCo Ordinary Shares such Person would otherwise be entitled to is less than 0.50.

3.8 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, SPAC, the Company, PubCo, Exchange Sub and their respective Affiliates, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment (and any other amounts treated as consideration for purposes of applicable Legal Requirements) as required by applicable Legal Requirements (as reasonably determined and subject to the requirements of this Section 3.8). If any such deduction or withholding is so required (other than compensatory payments to service providers of the Company), the applicable withholding agent shall use reasonable best efforts to provide the applicable party a reasonable opportunity to provide documentation establishing exemptions from or reductions of any such deduction or withholding, and shall reasonably cooperate with the applicable party to reduce or eliminate any applicable deduction or withholding. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted and paid over to the appropriate Governmental Entity in accordance with applicable Legal Requirements, and (ii) be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the case of any such payment payable to employees of the Company in connection with the Share Swap treated as compensation, the Parties shall cooperate to pay such amounts through the Company’s or the relevant Subsidiary’s payroll to facilitate applicable withholding.

3.9 Taking of Necessary Action; Further Action. If, at any time after the Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, including to vest PubCo following the Transactions with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and of the Company, the officers and directors (or their designees) of the Company, PubCo, Exchange Sub, SPAC Merger Sub and SPAC, are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Letter to this Agreement delivered by the Company to SPAC prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to SPAC with respect to the representations and warranties contained in this Article IV as follows:

4.1 Organization and Qualification. The Company is (a) a corporation duly formed, validly existing and in good standing (or the equivalent thereof, to the extent such concept exists) under Korean law and (b) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of the Company, as currently in effect, have been made available to SPAC. The Company is not in violation of any of the provisions of the Company’s Governing Documents.

4.2 Company Subsidiaries. The Company does not have any direct or indirect Subsidiaries or participations in joint ventures or other entities, or owns, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person.

4.3 Capitalization of the Company.

(a) Section 4.3(a) of the Company Disclosure Letter sets forth, as of the date hereof, (i) the authorized share capital of the Company, (ii) the number, class and series of Company Common Shares owned by the Company Shareholders and (iii) the number of Company Common shares that are reserved for future issuance pursuant to outstanding Company Options or Company Warrants.

(b) Except as disclosed in Section 4.3(b) of the Company Disclosure Letter and Company Options, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company is authorized or outstanding, including any such rights granted to any employees, consultants or directors of the Company, and (ii) there is no commitment by the Company to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of its equity securities any evidence of indebtedness, to repurchase or redeem any of its securities or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any Company Common Shares. Except for any dividends or distributions declared prior to the date of this Agreement and reflected in the Interim Financial Statements, the Company has not declared or paid any dividends or distributions with respect to any Company Common Shares since June 30, 2022 and has not made any other dispositions or payments of any nature to any of its Related Parties.

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(c) Section 4.3(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the following information with respect to each Company Option outstanding: (i) the name of the Company Option recipient; (ii) the number of Company Common Shares that are subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the vesting schedule of such Company Option (if any); and (vi) the date on which such Company Option expires. No Company Option was granted to any US taxpayers with an exercise price per share less than the fair market value of the underlying Company Options as of the date such Company Option was granted. All Company Common Shares that are subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The Company has no outstanding commitments to grant additional Company Options. No Company Common Shares are subject to vesting as of the date hereof.

(d) Except as disclosed in Section 4.3(d) of the Company Disclosure Letter, all issued and outstanding Company Common Shares or share capital, shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary (i) are duly authorized, validly issued, fully paid and non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued or transferred in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right created by statute, the Governing Documents of the Company or any applicable agreement to which the Company is a party and (iii) have been offered, or transferred, sold and issued in compliance in all material respects with applicable Legal Requirements and the applicable Governing Documents of the Company.

(e) No outstanding Company Common Shares or share capital, shares of capital stock, limited liability company interests and equity interests of the Company are subject to vesting or forfeiture rights or repurchase by the Company. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by the Company.

(f) All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of the Company were undertaken in compliance with the applicable Company’s Governing Documents then in effect, any applicable agreement to which the applicable Company was a party and in compliance with applicable Legal Requirements.

(g) Except as disclosed in Section 4.3(g) of the Company Disclosure Letter, or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings, to which the Company is a party or by which the Company is bound with respect to any ownership interests of the Company.

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(h) Except in connection with the Company Options or as provided for in this Agreement, no shares, shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(i) Except for the Indebtedness set forth in Section 4.3(i) of the Company Disclosure Letter, the Company (i) does not have any Indebtedness for borrowed money and (ii) has not have availed itself of any loan, grant or other payment from any Governmental Entity.

4.4 Authority Relative to this Agreement.

(a) The Company has all requisite corporate power and authority to: (i) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party and each Transaction Agreement that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (ii) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions to which it is a party. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions to which it is a party have been duly and validly authorized by all requisite action on the part of the Company, and, except for receipt of the Company Shareholder Approval and the approvals described in Section 4.5(b), no other company proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions to which it is a party. This Agreement and the other Transaction Agreements to which it is a party have been (or will be) duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by the other Persons parties hereto or thereto, constitute (or will constitute, upon execution thereof, as applicable) the legal and binding obligations of the Company, enforceable against the Company in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

4.5 No Conflict; Required Filings and Consents.

(a) Subject to the receipt of the Company Shareholder Approval, and assuming that the consents, approvals, orders, authorizations, filings, notices or permits referred to in Section 4.5(b) are duly and timely made or obtained, the execution and delivery by each of the Company Parties, as applicable, of this Agreement and the other Transaction Agreements to which it is a party do not, the performance of this Agreement and the other Transaction Agreements to which it is a party by it will not, and the consummation of the Transactions by it will not: (i) conflict with or result in a violation or breach of or default under any provision of any of its Governing Documents; (ii) conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) or require consent of third parties under, or impair any of its rights or, in a manner adverse to it, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of it pursuant to, any applicable Company Material Contracts, except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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(b) Assuming the truth and completeness of the representations and warranties of SPAC contained in this Agreement, the execution and delivery of this Agreement, or the other Transaction Agreements to which it is a party, by each of the Company, Exchange Sub and PubCo, as applicable, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificate of Merger in accordance with the DGCL; (ii) for the consents, approvals, authorizations and permits set forth on Section 4.5(b) of the Company Disclosure Letter; (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (iv) applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which the Company, Exchange Sub or PubCo, as applicable, is qualified to do business.

4.6 Compliance; Approvals.

(a) Except as disclosed in Section 4.6(a) of the Disclosure Letter, the Company has since the Reference Date complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business and assets, except for failures to comply or violations which, individually or in the aggregate, are not reasonably likely to be material to the Company. No written or, to the Knowledge of the Company, oral notice, of non-compliance with any applicable Legal Requirements has been received by the Company since the Reference Date.

(b) (i) Each of the Company, Exchange sub and PubCo, as applicable, is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it currently owns, operates or leases and to carry on its applicable business as it is now being conducted and (ii) each such Approval held by the Company, Exchange Sub and PubCo, as applicable, is valid, binding and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company, Exchange Sub or PubCo, as applicable. None of the Company, Exchange Sub and PubCo, as applicable, (i) are in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval, or (ii) have received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company, Exchange Sub or PubCo, as applicable.

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4.7 Financial Statements.

(a) The Company has made available to SPAC true and complete copies of (i) the audited consolidated balance sheets of the Company as of December 31, 2023 and December 31, 2023, and the consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company for the fiscal years ended December 31, 2022 and December 31, 2023 (collectively, the “Audited Financial Statements”), and (ii) the unaudited standalone balance sheet of the Company as of June 30, 2024, and the standalone statement of income (loss) for the six months ended June 30, 2024 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements: (w) present fairly, in all material respects, the financial position of the Company, as at the respective dates thereof, and the results of its operations and its cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments (the effect of which would not, individually or in the aggregate, reasonably be expected to be material to the Company) and the absence of footnotes); (x) were derived from and accurately reflect in all material respects, the books and records of the Company in all cases except as may be indicated in the notes thereto and subject to the absence of footnotes and similar presentation items therein and normal year-end adjustments; and (y) were prepared in conformity with KIFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and all applicable Legal Requirements.

(b) The PCAOB Financial Statements to be delivered by the Company as promptly as practicable following the date hereof in accordance with Section 8.18, when so delivered, will (i) have been prepared in accordance with the books and records of the Company, (ii) present fairly, in all material respects, the financial position of the Company as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended, (iii) have been prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and all applicable Legal Requirements, (iv) in the case of audited financial statements, have been audited in accordance with the standards of the PCAOB, and (v) comply in all material respects with the applicable auditing and accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the Company, Regulation S-X), for inclusion in the Proxy Statement and the Registration Statement.

(c) The Company has established and maintained a system of internal controls. Such internal controls are designed to provide reasonable assurance (i) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of management of the Company, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and (iv) that accounts, notes and other receivables are recorded accurately. The Company has not identified or received any written notice alleging any fraud, whether or not material, that involves the management or other employees of the Company that have a significant role in the internal controls over financial reporting of the Company.

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(d) There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

4.8 No Undisclosed Liabilities. Except as disclosed in Section 4.8 of the Company Disclosure Letter, the Company does not have any liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with KIFRS, or applicable Legal Requirements, except: (a) liabilities provided for in, or otherwise disclosed or reflected in the Financial Statements or in the notes thereto; (b) liabilities arising in the ordinary course of the Company’s business since the date of the most recent balance sheet included in the Financial Statements; (c) liabilities incurred in connection with the Transaction or the negotiation, preparation or execution of this Agreement or any other Transaction Agreements; or (d) arising under the terms of any Contract binding upon any the Company disclosed in the Disclosure Letter (for the avoidance of doubt other than as a result of breach thereof).

4.9 Absence of Certain Changes or Events. Except as contemplated by this Agreement (including actions taken in respect of the negotiation and execution thereof), since the date of the Interim Financial Statements through the date of this Agreement, each the Company has operated, its principal business in the ordinary course of business in all material respects and there has not been (i) any Company Material Adverse Effect or (ii) any action taken or agreed upon by the Company that would be prohibited by Section 6.1, if such action were taken on or after the date hereof without the consent of SPAC.

4.10 Litigation.

(a) Except as disclosed in Section 4.10 of the Company Disclosure Letter, there is: (a) no pending or, to the Knowledge of the Company, threatened Legal Proceeding, or any investigation, against the Company or any of its properties or assets, or any of the directors, managers or officers of the Company with regard to its actions as such, and, to the Knowledge of the Company, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding or investigation; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of the Company, threatened audit, examination, investigation or enforcement by any Governmental Entity against the Company or any of its properties or assets, or any of the directors, managers or officers of the Company with regard to its actions as such and, to the Knowledge of the Company, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending or, to the Knowledge of the Company, threatened Legal Proceeding or, investigation, by the Company against any third party; (d) no settlement or similar agreement that imposes any obligation, restriction or penalty on the Company; and (e) no Order imposed or, to the Knowledge of the Company, threatened to be imposed upon the Company or any of its properties or assets, or any of the directors, managers or officers of the Company with regard to its actions as such.

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4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other plan, agreement, program, policy or other arrangement (other than any standard form employment agreement, or any statutory plan, agreement, program, policy or other arrangement that is required to be maintained under applicable law or by any Governmental Entity), under which (i) any current or former employee, officer, director or individual independent contractor of the Company (the “Company Employees”) has any present or future right to compensation or benefits of any kind and which are contributed to, required to be contributed to or sponsored by or maintained by the Company or any of its Subsidiaries or (ii) the Company or any of its Subsidiaries has any present or future liability (each, an “Employee Benefit Plan”).

(b) With respect to each Employee Benefit Plan, the Company has delivered or made available to SPAC copies of each Employee Benefit Plan and any funding instrument relating to such plan.

(c) Except as disclosed in Section 4.11(c) of the Company Disclosure Letter, (i) each Employee Benefit Plan is and has been in compliance, in all material respects, with its terms and all applicable Legal Requirements; and (ii) all contributions, premiums and other payments required to be made with respect to any Employee Benefit Plan on or before the date hereof have been timely made in all material respects and all obligations in respect of each Employee Benefit Plan as of the date hereof have been accrued and reflected in all material respects in the Company’s financial statements to the extent required by KIFRS or the applicable accounting standard. Each Employee Benefit Plan required to be registered has been registered with any Governmental Entity and has been so timely registered in good standing with applicable Governmental Entities in all material respects. Each Employee Benefit Plan intended to receive favorable Tax treatment under applicable Legal Requirements has been qualified or similarly determined to satisfy the requirements of such applicable Legal Requirements, in all material respects. Except as disclosed in Section 4.11(c) of the Company Disclosure Letter, no Employee Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded liabilities. No act or omission has occurred with respect to any Employee Benefit Plan that has subjected or could subject the Company to any material liability under applicable Legal Requirements (other than the payment of benefits in accordance with the applicable Employee Benefit Plan terms). The Company has not incurred any material obligation in connection with the termination of, or withdrawal from, any Employee Benefit Plan.

(d) Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereunder or under the other Transaction Agreements will (whether alone or in connection with any subsequent event(s)) (i) result in the acceleration of time or vesting of any employee benefits or any loan forgiveness, (ii) result in any material payment (including severance pay, unemployment compensation, bonus or otherwise) becoming due to any Company Employee, (iii) increase in any material respect any benefits or compensation otherwise payable to any Company Employee, or (iv) require the Company to fund any material amount or benefit under any Employee Benefit Plan.

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(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b) (1) of the Code, any excise Tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(f) As of the date hereof, there is no material Legal Proceeding pending or, to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan except as disclosed in Section 4.11(f) of the Company Disclosure Letter.

(g) No Employee Benefit Plan provides, and the Company does not have any material obligation to provide post-retirement or post-termination health care or other welfare benefits.

4.12 Labor Matters.

(a) Except as stated in Section 4.12(a) of the Company Disclosure Letter, the Company is not a party to any collective bargaining agreement or other agreement with a labor organization, works council or other employee representative body and no current employee of the Company is represented by any labor union, works council, or other employee representative body with respect to his or her employment with the Company. No labor union, works council, other employee representative body, or group of employees of the Company has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with any Governmental Entity or applicable labor tribunal and, to the Knowledge of the Company, there have been no union organizing activities or similar representational activities involving employees of the Company.

(b) Except as would not be material to the Company taken as a whole, (i) (A) there are no activities or proceedings of any labor organization to organize any Company Employees and (B) there is no, and there has been no material labor dispute or strike, slowdown, picketing, concerted refusal to work overtime, or work stoppage against the Company; (ii) there is no, and there has been no notice or complaint from or on behalf of any current or former employee of, or other individual who provided services to, the Company that has been received by the Company asserting or alleging sexual harassment or sexual misconduct against any other current or former appointed executive officer or director of the Company involving or relating to his or her services provided to the Company; (iii) there are no material complaints, charges, investigations, claims or other actions against the Company pending or, to the knowledge of the Company, threatened that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirements, or employment practice of the Company; and (iv) the Company is in material compliance with all applicable Legal Requirements respecting labor, employment and employment practices.

(c) As of the date of this Agreement, no executive officer of the Company has given written notice of termination of his or her employment with the Company in connection with the consummation of the Transactions. The Company and, to the knowledge of the Company, each of its employees and consultants, are in compliance in all material respects with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between the Company and such individuals.

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(d) The Company is not liable for any arrears of wages, amounts that the Company is legally required to withhold from its employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements, or penalties with respect thereto.

4.13 Real Property; Tangible Property.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct, and complete listing of all real property owned by the Company. The Company has made available to SPAC true, correct, and complete copies of the deeds and other instruments in its possession by which the Company acquired such Company Owned Properties. The Company is the owner of each such Company Owned Property free and clear of all Liens (other than Permitted Liens). Other than the Company Owned Properties, the Company does not own any real property. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, other than the Company or pursuant to this Agreement, there are no parties in possession or parties having any option, right of first offer or first negotiation or right of first refusal or other similar rights to purchase or lease the Company Owned Properties or any material portion thereof or material interest therein.

(b) The Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “Company Leased Properties” and together with the Company Owned Properties, the “Company Properties”), free and clear of all Liens (other than Permitted Liens). Each of the leases in respect of any Company Leased Property to which the Company is a party as of the date hereof, including all amendments and modifications thereof and together with all material agreements related thereto is set forth in Section 4.13(b) of the Company Disclosure Letter (collectively, the “Company Real Property Leases”), and is in full force and effect as of the date hereof, with rights to exclusive possession and quiet enjoyment except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. The Company has made available to SPAC true, correct and complete copies of all Company Real Property Leases. The Company is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, in each case, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. The Company has not received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by the Company under any of the Company Real Property Leases and, to the Knowledge of the Company as of the date hereof, no other party is in breach or default thereof.

(c) The Company Leased Properties are suitable to allow the businesses of the Company to be operated as currently conducted in all material respects. To the Knowledge of the Company, (i) there are no pending condemnation proceedings with respect to any of the Company Properties, and (ii) the current use of the Company Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No Person other than the Company has the right to use the Company Leased Properties, except as subleased by the Company pursuant to a written sublease, a true and correct copy of which has been delivered to SPAC and is listed on Section 4.13(c) of the Company Disclosure Letter.

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(d) The Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets reflected on the Interim Financial Statements (other than such assets disposed of in the ordinary course of business), free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any Company Real Property Lease; and (iii) the Liens specifically identified on Section 4.13(d) of the Company Disclosure Letter. The tangible assets reflected on the Interim Financial Statements (together with the Intellectual Property rights and contractual rights) of the Company: (A) are adequate and sufficient for the operation of the businesses of the Company as currently conducted; (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put; and (C) are not used by the Company for any purpose other than the operation of the business of the Company.

4.14 Taxes.

(a) All Tax Returns required to be filed by or on behalf of the Company and PubCo, as applicable, have been duly and timely filed (taking into account any ordinary course of business extension of time within which to file) with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All Taxes payable by the Company and PubCo (whether or not shown on any Tax Return), as applicable, have been fully and timely paid (taking into account any applicable extensions properly applied for) in all respects, except with respect to Taxes being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with KIFRS.

(b) No claim, assessment, deficiency or proposed adjustment for any amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Company’s or PubCo’s Knowledge, as applicable, is there any) against the Company and PubCo, as applicable, which has not been paid or resolved.

(c) There are no ongoing or pending Legal Proceedings with respect to any amounts of Taxes of the Company. There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of the Company (other than ordinary course of business extensions of time to file Tax Returns).

(d) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company.

(e) The Company: (i) does not have any liability for the Taxes of another Person (other than the Company) as a result of (A) being a member of an affiliated, consolidated, combined, unitary or aggregate group or (B) as a result of being a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (ii) is not a party to nor bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes or agreements entered into solely between the Company).

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(f) The Company has not participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or foreign Legal Requirements).

(g) The Company has not made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Entity.

(h) The Company is a tax resident only in its jurisdiction of incorporation. No claim has been made in writing, which claim has not been resolved, by any Governmental Entity in a jurisdiction in which the Company does not file Tax Returns that the Company is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(i) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code since the Reference Date.

(j) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period beginning after the Closing Date nor, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, other than such items included in, nor excluded from, taxable income in the ordinary course of business.

(k) The Company has timely withheld and paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

(l) The Company is not currently a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(m) The Company has not knowingly taken any action, or is aware of any fact or circumstance that would reasonably be expected, to prevent the Transactions from qualifying for the Intended Tax Treatment. Neither the Company nor any Company Subsidiary is aware of any plan or intention to cause PubCo or SPAC to be liquidated (for U.S. federal income tax purposes) following the Transactions. To the knowledge of the Company, no Company Shareholder has entered into, or has any current plan or intention to enter into, any Contract to dispose of any PubCo Ordinary Shares received in the Transactions.

(n) The Company has no plan or intention to cause SPAC or the Company to liquidate (for U.S. federal income tax purposes) following the Transactions.

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(o) The Company and/or qualified subsidiaries of the Company have been engaged in an active trade or business outside of the United States for the entire 36-month period immediately before the Closing Date and have no intention to substantially dispose of or discontinue such trade or business (all within the meaning of Treasury Regulation Section 1.367(a)-3(c)(3)(i)).

(p) The PubCo Ordinary Shares to be received by the SPAC shareholders in connection with the SPAC Merger will, in the aggregate, represent less than fifty percent (50%) of each of the total voting power and the total value of the stock of PubCo following the Closing directly and indirectly, to the Knowledge of the Company applying the attribution rules of Section 318 of the Code (as modified by Section 958(b) of the Code, and taking into account the rules of Treasury Regulations Section 1.367(a)-3(c)(4)(iv) as applicable).

(q) Immediately after the SPAC Merger, less than fifty percent (50%) of each of the total voting power and the total value of the stock of the PubCo Ordinary Shares shall be owned (applying the attribution rules of Section 318 of the Code (as modified by Section 958(b) of the Code), and taking into account the rules of Treasury Regulations Section 1.367(a)-3(c)(4)(iv), as applicable), in the aggregate, by persons that (i) are officers or directors of SPAC or (ii) transferred SPAC Common Stock in connection with the SPAC Merger.

4.15 Environmental Matters.

(a) Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect:

(i) The Company is, and has been for the past three years, in compliance with applicable Environmental Laws as of the date of this Agreement;

(ii) The Company is, and has been for the past three (3) years, in compliance with, all permits, licenses and other authorizations required under applicable Environmental Laws as of the date of this Agreement;

(iii) The Company maintains all necessary records and data necessary for owning and operating its assets and business as it is presently conducted as required by applicable Environmental Law;

(iv) The Company is not a party to any unresolved or pending proceedings arising under applicable Environmental Laws;

(v) To the Knowledge of the Company, no conditions currently exist with respect to Company Leased Properties or any properties previously owned or occupied by the Company that would reasonably be expected to result in the Company incurring any liabilities or obligations under Environmental Laws;

(vi) The Company has not received any unresolved or outstanding written notice from any Governmental Entity or any other Person alleging any non-compliance with applicable Environmental Laws by the Company or requiring the Company to conduct the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, other than those notices relating to investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances conducted on behalf of the Company’ customers or other third parties in the ordinary course of business;

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(vii) To the Knowledge of the Company, no portion of any property currently owned, used, leased, or operated by the Company has been used by the Company for the handling, manufacturing, processing, generation, storage or disposal of Hazardous Substances in a manner other than in compliance with applicable Environmental Law and associated permits, licenses or authorizations required by applicable Environmental Laws; and

(viii) The Company has not given or received any warranties or indemnities in respect of Environmental Laws.

(b) The Company has made available to SPAC copies of all material non-privileged environmental assessments, if any, (including any Phase I or II environmental assessments), studies, audits, analyses or reports relating to Company Leased Properties or the Company and prepared in the past three years that are in the possession of the Company.

4.16 Brokers; Third Party Expenses. Except as disclosed in Section 4.16 of the Company Disclosure Letter, no Company Party has incurred, or will incur, directly or indirectly, have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any of the Transactions.

4.17 Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of all of the following Intellectual Property that is owned by the Company: (i) issued Patents and pending applications for Patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; (iv) Internet domain name registrations (the Intellectual Property referred to in clauses (i) through (iv), collectively, the “Company Registered Intellectual Property”), (v) any Trademarks that are not registered or subject to an application for registration filed with a Governmental Entity and that are material to the business of the Company, and (vi) Company Software that is not registered or subject to an application for registration filed with a Governmental Entity that is material to the Company. All of the Company Registered Intellectual Property is subsisting and all of the registrations in the Company Registered Intellectual Property are, to the Knowledge of the Company, enforceable and valid and all necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining each item of the Company Registered Intellectual Property (other than pursuant to abandonment, lapse, cancellation, expiration or similar deliberate act or omission in the course of prosecution of any of the Company Registered Intellectual Property).

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(b) The Company is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, including any such material Intellectual Property assigned to the Company by any employee of the Company, free and clear of all Liens. The Company has a license or otherwise possesses rights to use (as currently used by the Company) all other Intellectual Property used or held for use in the conduct of the businesses of the Company as currently conducted and the consummation of the Transactions will not (w) impair any rights under, or cause the Company to be in violation of or default under, any license or other agreement to use any Licensed Intellectual Property or under which the Company grants any Person rights to use any Owned Intellectual Property, (x) give rise to any termination or modification of, or entitle any other party to terminate or modify, any such licenses or other agreements, (y) require the payment of (or increase the amount of) any royalties, fees, or other consideration with respect to any use or exploitation of any Licensed Intellectual Property, or (z) result in the loss or termination of any of the Company’ rights with respect to the Licensed Intellectual Property or Owned Intellectual Property.

(c) To the Knowledge of the Company, (i) the conduct of the businesses of the Company as currently conducted has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person and (ii) no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the material Owned Intellectual Property (and no such claims have been made in writing against any third party by the Company).

(d) Since the Reference Date, (i) there is no material Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company, and the Company has not received any written notice from any Person pursuant to which any Person is: (x) alleging that the Company or the conduct of its business has infringed, misappropriated or otherwise violated any Intellectual Property rights of any third party; or (y) contesting the scope, use, ownership, validity or enforceability of any of the Owned Intellectual Property (other than ordinary course prosecution correspondence); and (ii) none of the material Owned Intellectual Property is subject to any pending or outstanding Order that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property.

(e) No past or present director, officer, partner, shareholder, quotaholder, manager, employee, consultant, service provider or independent contractor of the Company has any ownership rights in any material Owned Intellectual Property (other than the right to use such Owned Intellectual Property in the performance of their activities for the Company pursuant to a Contract with the Company). Each of the past and present directors, officers, partner, shareholder, quotaholder, manager, employees, consultants, service providers and independent contractors of the Company who are or were engaged in creating or developing any Owned Intellectual Property for the Company has executed and delivered a written agreement, pursuant to which such Person has: (x) if such Person has access to such information, agreed to hold all confidential and/or proprietary information of the Company (or of another Person and held by the Company under an obligation to maintain the secrecy and confidentiality of such information) in confidence both during and for certain periods after such Person’s employment or retention, as applicable; (y) with respect to any such Intellectual Property that does not vest initially in the Company by operation of law, presently assigned to the Company all of such Person’s rights, title and interest in and to all such Intellectual Property (other than moral rights) created or developed for the Company in the course of such Person’s employment or retention thereby; and (z) to the extent moral rights arise in the applicable jurisdiction, agreed to waive (or not to assert against the Company) all moral rights such Person may have in any such work which such Person created or authored for the Company in the course of such Person’s employment or retention thereby. There is no uncured material breach by any such Person with respect to its obligation to assign any material Intellectual Property to the Company or to protect the material Trade Secrets of the Company under any such agreement.

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(f) The Company has taken commercially reasonable steps to maintain and protect the confidentiality of all material confidential Owned Intellectual Property.

(g) No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create, in whole or in part, any Owned Intellectual Property in any manner that gives any such person or entity any ownership or other rights in such Intellectual Property.

(h) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company own, lease, license or otherwise have the legal right to use all computer systems, Software, firmware, middleware, hardware, peripherals, servers, routers, hubs, switches, data communication lines, networks, interfaces, platforms and related systems, databases, websites and all other information technology equipment (collectively, “IT Systems”) used by the Company (collectively, the “Company IT Systems”), and such Computer IT Systems are sufficient in all material respects for the current needs of the Company. The Company has taken commercially reasonable actions designed to protect the security of the Company IT Systems owned by it (and all information stored or contained therein or transmitted thereby) against any Security Incident in all material respects.

(i) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the Company has since the Reference Date, implemented and maintained commercially reasonable disaster recovery and business continuity plans, procedures and facilities; and (ii) since the Reference Date, there have been no failures, breakdowns, or continued substandard performance of any such Company IT Systems that have not been remedied.

(j) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the Company has not incorporated any Open Source Software in, or used any Open Source Software in connection with, any Company Software in a manner that requires the contribution, distribution, licensing, attribution or disclosure to any third party of any portion of any source code for any such Company Software or that would otherwise transfer the rights of ownership in any Owned Intellectual Property of the Company to any Person; and (ii) the Company is in compliance with the terms and conditions of all relevant licenses for Open Source Software to which it is a party or otherwise bound.

(k) The Company has complied in all material respects with all Privacy Requirements. Since the Reference Date, the Company has at all times implemented commercially reasonable administrative, technical, physical and organizational safeguards designed to protect the security and integrity of the Company IT Systems and any Business Data, including utilizing commercially reasonable tools designed to prevent unauthorized access and the introduction of Disabling Devices. To the Knowledge of the Company, Company has not has inserted, and no other person has inserted or alleged to have inserted, any Disabling Device in any of the Company IT Systems. There have been no material Security Incidents; the Company has not provided or been legally or contractually required to provide any notices to any Person in connection with any material Security Incident; and the Company has not been subject to or received notice, request, claim, complaint, correspondence, or other communication from any Governmental Entity or other person regarding any material Security Incident or material violation of any Privacy Requirement, and, to the Knowledge of the Company, there is no reasonable basis for the same.

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(l) The Company has all material rights to use the Business Data in the manner in which the Company uses such Business Data prior to the Closing Date.

4.18 Agreements, Contracts and Commitments.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Company shall mean each of the following Contracts to which a Company is a party as of the date hereof:

(i) any Contract or purchase commitment reasonably expected to result in future payments to or by the Company in excess of $250,000 (or its equivalent in another currency) per annum;

(ii) any Contract that purports to limit in any material respect (A) the localities in which the Company business may be conducted, (B) the Company from engaging in any line of business or (C) the Company from developing, marketing or selling products or services, including any business non-compete agreements;

(iii) any Contract memorializing any Interested Party Transactions (other than those employment agreements, confidentiality agreements, non-competition agreements (for the benefit of the Company) or any other agreement of similar nature entered into in the ordinary course of business with employees or technical consultants) providing for annual payments in an amount equal to or greater than $250,000 (or its equivalent in another currency) per annum;

(iv) any Contract that imposes obligation on the Company to provide “most favored nation” pricing to any of its customers, or that contains any “take or pay” or minimum requirements with any of its suppliers, right of first refusal or other similar provisions with respect to any transaction engaged in by the Company;

(v) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement;

(vi) any Contract for or relating to any borrowing of money by or from the Company in excess of $250,000 (or its equivalent in another currency) per annum (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among the Company);

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(vii) any Contract: (A) providing for the grant of any preferential rights to purchase or lease any material asset of the Company; or (B) providing for any exclusive or preferred right to sell or distribute any material product or material service of the Company;

(viii) any Contracts relating to the sale of any operating business of the Company or the acquisition by the Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case for which the Company has any material outstanding obligations in excess of $100,000 (or its equivalent in another currency) per annum (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(ix) any collective bargaining agreement or other similar labor Contract with any labor union, labor organization, or works council;

(x) any Contract for the use by the Company of any tangible property where the annual lease or mandate payments are greater than $250,000 (or its equivalent in another currency) (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business);

(xi) any Contract under which the Company: (A) obtains the right to use, or a covenant not to be sued under, any Intellectual Property from any third party (other than Incidental Inbound Licenses) or (B) grants the right to use, or a covenant not to be sued under, any Owned Intellectual Property to any third party (other than Incidental Outbound Licenses);

(xii) any Contract that creates guarantees or Liens of any nature on the Company’s assets not in the ordinary course of business and in an amount equal or greater than $100,000 (or its equivalent in another currency); and

(xiii) any ongoing obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons and in an amount equal or greater than $250,000 (or its equivalent in another currency).

(b) Except for any Company Material Contract that has been terminated in accordance with the terms of this Agreement or terminates upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, be material to the Company, each Company Material Contract is in full force and effect and represents a legal, valid and binding obligation of the and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the Company nor, to the Knowledge of the Company, any other party thereto (as of the date hereof), is in breach of or in default under, and, to the Knowledge of the Company, no event has occurred as of the date hereof which with notice or lapse of time or both would become a breach of or default under, any Company Material Contract and to the Knowledge of the Company, no party to any Company Material Contract has given written notice in the last 12 months of any claim of any such breach, default or event, or has provided in the last 12 months any formal written notice of any intention to terminate or materially modify, any such Company Material Contract. True, correct and complete copies of all Company Material Contracts have been made available to SPAC.

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4.19 Insurance. The Company maintains insurance policies or fidelity or surety bonds (collectively, the “Insurance Policies”) covering such risks in respect of its business and assets as are customarily carried by Persons conducting business in the ordinary course of business in the industries and geographies in which the Company operate, and such Insurance Policies are in full force and effect in all material respects. The coverages provided by such Insurance Policies are usual and customary in amount and scope for the Company business and operations as concurrently conducted, and sufficient to comply in all material respects with any insurance required to be maintained by Company Material Contracts. No written notice of cancellation or termination has been received by the Company with respect to any of the effective Insurance Policies. There is no pending material claim by the Company under any of the existing Insurance Policies with respect to which coverage has been questioned, denied or disputed by the underwriters of such policies (other than a customary reservation of rights notice). The premiums due with respect to such Insurance Policies have been timely paid.

4.20 Interested Party Transactions. (a) No officer or director of the Company, any of their respective immediate family members, or, any employee, officer, director or manager of the Company or any of their respective immediate family members, is indebted to the Company for borrowed money, nor is the Company indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of the Company, no officer, director, employee, manager or holder of equity or derivative securities of the Company (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any Company Material Contract (any such transactions in clauses (a) and (b), and for the avoidance of doubt, excluding the transactions described in clauses (i) through (viii), an “Interested Party Transaction”), in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with the Company; (iii) pursuant to any Employee Benefit Plan, or for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of Company Common Shares or other securities of the Company or such Person’s employment or consulting arrangements with the Company; (v) loans and other extensions of credit to officers and employees of the Company for travel, business or relocation expenses or other loans and other extensions of credit, which are, individually and in the aggregate, immaterial, made for employment-related purposes in the ordinary course of business; or (vi) as set forth in Section 4.20 of the Company Disclosure Letter. To the to the extent required by applicable Legal Requirements to be reflected, registered or accounted, all Interested Party Transactions have been duly reflected, registered and accounted in the Financial Statements.

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4.21 Information Supplied. The information relating to the Company, Exchange Sub and PubCo to be supplied by or on behalf of the Company for inclusion in the Registration Statement and the Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing thereof or when the Registration Statement is declared effective or the date the Proxy Statement is first mailed to SPAC Shareholders, as applicable, or at the time of the Special Meeting, in the case of the Registration Statement, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading, and in the case of the Proxy Statement, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by the Company, Exchange Sub or PubCo with respect to the information that has been or will be supplied by SPAC or any of its Representatives for inclusion in the Registration Statement and the Proxy Statement or any projections or forecasts to be included therein.

4.22 Anti-Bribery; Anti-Corruption. For the past five (5) years, neither the Company nor any of its directors, officers or, to the Knowledge of the Company, employees, Affiliates or any other Persons acting on its behalf, at the Company’s direction or for its benefit has, in connection with the operation of the business of the Company, directly or indirectly: (a) made, offered, authorized, or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Government Official or any other Person for the purpose of: (i) influencing any act or decision of such Government Official; (ii) inducing such Government Official to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature in violation of Anti-Corruption Laws; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or materially inaccurate books and records related to any of the foregoing; or (f) otherwise violated any applicable Anti-Corruption Laws. For the past five (5) years, neither the Company nor any of its directors, officers, or, to the Knowledge of the Company, any of its employees, Affiliates or any other Persons acting on their behalf, (i) is or has been the subject of an unresolved claim or unresolved allegation relating to (A) any potential violation of applicable Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to any government official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any applicable Anti-Corruption Law. To the Knowledge of the Company, the Company has not employed or retained, directly or indirectly, a Government Official or any family member of a Government Official. To the Knowledge of the Company, no Government Official has, directly or indirectly, the right of control over, or any beneficial interest in, the Company. The Company maintains a system or systems of internal controls reasonably designed to (x) promote compliance with applicable Anti-Corruption Laws and (y) prevent and detect violations of applicable Anti-Corruption Laws.

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4.23 International Trade; Sanctions; Anti-Money Laundering Laws.

(a) For the past five (5) years, the Company, its directors, officers and, to the Knowledge of the Company, the Company’s employees, Affiliates or any other Persons acting on their behalf, in connection with the operation of the business of the Company: (a) have been in compliance with all applicable Customs & International Trade Laws, including the Customs & International Trade Authorizations; (b) have, where legally required, obtained all import and export licenses and all other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, deemed export, import, re-export, deemed re-export or transfer of goods, services, software and technology required for the operation of the respective businesses of the Company, including the Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of the Company, threatened claims or requests for information by a Governmental Entity with respect to Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws and have not made any disclosures to any Governmental Entity with respect to any actual or potential noncompliance with any applicable Customs & International Trade Laws.

(b) None of the Company or its directors, officers and, to the Knowledge of the Company, employees, Affiliates, or any other Persons acting on its behalf is or has been in the past five (5) years a Sanctioned Person. In the past five (5) years, the Company and its directors, officers and, to the Knowledge of the Company, any of the Company’s Affiliates, employees or any other Persons acting on their behalf have, in connection with the operation of the business of the Company, been in compliance with applicable Sanctions and Anti-Money Laundering Laws. For the past five (5) years, (i) no Company has engaged in any business with or involving, directly or indirectly, any Sanctioned Person or Sanctioned Country in violation of Sanctions, (ii) no Governmental Entity has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against the Company or any of its directors, officers or, to the Knowledge of the Company, any of its Affiliates, employees or any other Persons acting on their behalf in connection with any actual or alleged violation of applicable Sanctions or Anti-Money Laundering Laws, (iii) there have been no actual or, to the Knowledge of the Company, threatened claims or requests for information by a Governmental Entity received by a Company with respect to the Company or any of its Affiliates’ compliance with applicable Sanctions or Anti-Money Laundering Laws and (iv) no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with Sanctions or Anti-Money Laundering Laws. The Company has in place controls and systems reasonably designed to promote compliance with applicable Sanctions and Anti-Money Laundering Laws.

4.24 Board Approval; Shareholder Vote. The Company Board, by resolutions duly adopted by vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way has duly (a) determined that this Agreement and the other Transaction Agreements and the Transactions (including the SPAC Merger and the Share Swap) are fair to, advisable and in the best interests of the Company, and (b) approved this Agreement and the other Transaction Agreements and the Transactions and declared their advisability (the “Company Board Approval”). The Company Shareholder Approval is the only vote of the holders of Company Common Shares necessary to adopt this Agreement and the other Transaction Agreements and approve the Transactions (including the SPAC Merger and the Share Swap).

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4.25 Company Products.

(a) Section 4.25(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Products. All Company Products are, to the extent applicable, developed, tested, investigated, manufactured, prepared, packaged, tested, labeled, distributed, marketed and advertised in compliance in all material respects with the applicable Laws, including healthcare Laws.

(b) Since the Reference Date, the Company has not distributed any Company Products that were upon their shipment or offer for sale by the Company, adulterated or misbranded in violation of any Laws. The Company Products have not been seized, withdrawn, recalled, detained or subject to a suspension of research, manufacturing or distribution, and there are no facts or circumstances reasonably likely to cause (A) the seizure, denial, withdrawal, recall, detention, public health notification, safety alert or suspension of manufacturing or other activity relating to any Company Product or (B) a termination, seizure or suspension of researching, clinical investigation, manufacturing or distributing of any Company Product, in either case, except as would not have been material to the Company. As of the date of this Agreement, no Legal Proceedings seeking the withdrawal, recall, revocation, suspension, import detention or seizure of any Company Product are pending or, to the Knowledge of the Company, threatened against the Company.

(c) There is no Legal Proceeding pending, or to the Knowledge of the Company, threatened against the Company related to product liability for any Company Product.

4.26 Disclaimer of Other Warranties. EACH COMPANY PARTY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, SPAC OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO ANY COMPANY PARTY OR ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO SPAC OR ANY OF THE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) SPAC OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY SPAC IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) SPAC OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THE COMPANY PARTIES OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, BY OR ON BEHALF OF SPAC IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM

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RELATING TO SPAC OR ANY OF ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OTHER THAN IN THE TRANSACTION AGREEMENTS. EACH COMPANY PARTY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. EACH COMPANY PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF SPAC AND ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND, IN MAKING ITS DETERMINATION, EACH COMPANY PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF SPAC PARTIES EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.26, CLAIMS AGAINST SPAC OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE ACQUISITION ENTITIES

PubCo, Exchange Sub and Merger Sub, when joined as parties to this Agreement, hereby jointly and severally represent and warrant to SPAC, the following:

5.1 Organization, Good Standing, Corporate Power and Qualification. Each Acquisition Entity is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, the DGCL or Korean Corporate Statutes, as applicable. Each Acquisition Entity has the requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted, to execute and deliver this Agreement and the Transaction Agreements to which it is or will be a party, and to perform its obligations pursuant hereto, thereto and to its Governing Documents. The respective Governing Documents of PubCo, Exchange Sub and Merger Sub are in full force and effect.

5.2 Capitalization and Voting Rights.

(i) Capitalization. Upon incorporation, the authorized share capital of PubCo shall be US$1,000,000 consisting of 100,000,000 PubCo Ordinary Shares, of which one (1) PubCo Ordinary Share (the “PubCo Share”) will be issued and outstanding at such time. Upon formation, the Exchange Sub will have sufficient number of shares authorized to carry out its obligations pursuant to the Share Swap Agreement (the “Exchange Sub Share”). Upon formation, the authorized share capital of SPAC Merger Sub shall consist of 1,000 shares of common stock, par value US$0.01 per share, of which one (1) share of common stock (the “Merger Sub Share”) shall be issued and outstanding as of such date. The PubCo Share, the Exchange Sub Share and the SPAC Merger Sub Share, and any PubCo Ordinary Shares and shares of Exchange Sub and SPAC Merger Sub that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid and non-assessable (or equivalent status, to the extent that such concept exists), (ii) were, or will be, issued, in compliance in all material respects with applicable Law and their respective Governing Documents, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract.

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(ii) Except as set forth in Section 5.2(a), including any PubCo Ordinary Shares and shares of Exchange Sub and SPAC Merger Sub that will be issued pursuant to the Transactions, there are no outstanding options, warrants or other equity appreciation, phantom equity, profit participation or similar rights for the purchase or acquisition from any Acquisition Entity of any shares or shares of capital stock of any Acquisition Entity, or any other Contracts to which any Acquisition Entity is a party or by which any Acquisition Entity is bound obligating SPAC to issue or sell any shares or shares of capital stock of, other equity securities in, or debt securities of any Acquisition Entity.

(iii) PubCo does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, as of the date of this Agreement, Exchange Sub and SPAC Merger Sub and, as of the Closing Date, SPAC Exchange Sub and the Company. Neither Exchange Sub nor SPAC Merger Sub owns or controls, directly or indirectly, any interest in any company, corporation, partnership, limited liability company, association or other business entity.

5.3 Due Authorization. All corporate actions on the part of each Acquisition Entity necessary for the authorization, execution and delivery of this Agreement and the other Transaction Agreements to which it is or will be a party and the performance of all its obligations thereunder and the consummation of the Transactions contemplated hereby and thereby (including any board or shareholder approval, as applicable) have been duly and validly authorized, approved and taken, subject to the filing of the Transaction Documents and SPAC Merger Certificate. This Agreement and the other Transaction Agreements to which an Acquisition Entity is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of such Acquisition Entity enforceable against it in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.4 Non-Contravention. No Acquisition Entity is in material violation of any term of its respective Governing Documents or any applicable Laws. No Acquisition Entity is in violation of any term or provision of any Governmental Order by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement and the Transaction Agreements and to consummate the Transactions. The execution and delivery by each Acquisition Entity and the performance by each of Acquisition Entity of its obligations pursuant to this Agreement and the Transaction Agreements to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, require any consent, filing, notice, waiver or approval or constitute a default under, (i) its Governing Documents, (ii) any Contract to which it is a party or by which its assets are bound or (iii) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien (other than Permitted Liens) upon any of its properties or assets except, in the case of clauses (a)(ii), (a)(iii) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement and the Transaction Agreements and to consummate the Transactions.

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5.5 Absence of Changes. Since the date of its incorporation (a) there has not been, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement and the Transaction Agreements and to consummate the Transactions and (b) each Acquisition Entity has not conducted any business (other than with respect to the evaluation of and negotiations in connection with this Agreement and the Transactions contemplated hereby).

5.6 Actions. (a) There are no Legal Proceedings pending or, threatened in writing against any Acquisition Entity; and (b) there is no judgment or award unsatisfied against any Acquisition Entity, nor is there any Governmental Order in effect and binding on any Acquisition Entity or its assets or properties that has, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement or the Transaction Agreements or to consummate the Transactions.

5.7 Brokers or Finders; Transaction Expenses. Except as set forth in Section 5.7 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any Acquisition Entity.

5.8 Proxy/Registration Statement. The information supplied by each Acquisition Entity for inclusion or incorporation by reference in the Proxy/Registration Statement, or any current report of SPAC on Form 8-K or any current report of PubCo on Form 6-K shall not, (i) in the case of the Proxy/Registration Statement, on the effective date of the Proxy/Registration Statement, (ii) in the case of the Proxy/Registration Statement or any current report of SPAC on Form 8-K or any current report of PubCo on Form 6-K, when filed, made available, mailed or distributed, as the case may be, and (iii) in the case of the Proxy/Registration Statement, at the time of SPAC Stockholder Meeting, SPAC Merger Effective Time and Combination Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that an Acquisition Entity is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, none of the Acquisitions Entities makes any representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, its Affiliates or any holder of SPAC Common Stock.

5.9 Investment Company Act. No Acquisition Entity is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act.

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5.10 Business Activities. Each Acquisition Entity was formed or incorporated solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Closing except as expressly contemplated by Agreement or the Transaction Agreements and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation or incorporation.

5.11 Intended Tax Treatment. None of the Acquisition Entities has taken, or agreed to take, any action not contemplated by this Agreement and/or any Transaction Agreements that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. PubCo has no current plan or intention to liquidate SPAC or the Company (or to cause SPAC or the Company to liquidate for U.S. federal income tax purposes) following the Transactions.

5.12 Foreign Private Issuer. PubCo is and shall be at all times commencing from the date 30 days prior to the first filing of the Proxy Statement and Registration Statement with the SEC through the Closing, a foreign private issuer as defined in Rule 405 under the Securities Act.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF SPAC

Except: (a) as set forth in the Disclosure Letter delivered by SPAC to the Company on or prior to the date of this Agreement (the “SPAC Disclosure Letter”); and (b) as disclosed in SPAC SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement, excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements), SPAC hereby represents and warrants to the Company with respect to the representations and warranties contained in this Article VI as follows:

6.1 Organization and Qualification.

(a) SPAC is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and each has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not result in a SPAC Material Adverse Effect.

(b) SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, business association or other Person.

(c) Governing Documents of SPAC are in full force and effect. SPAC is not in breach or violation of any of the provisions of its Governing Documents in any material respect.

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6.2 Capitalization.

(a) As of the date of this Agreement: (i) 30,000,000 shares of SPAC Shares are authorized and 3,320,221 of such shares are issued and outstanding; (ii) 7,123,000 Rights to receive one-tenth (1/10) of one share of SPAC Shares (“SPAC Rights”) are outstanding. All outstanding SPAC Shares and SPAC Rights have been duly authorized, validly issued, fully paid and are non-assessable, are not subject to, nor have been issued or transferred in violation of, any applicable Legal Requirements, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, and have been offered, or transferred, sold and issued in compliance in all material respects with applicable Legal Requirements and the SPAC’s Governing Documents..

(b) Except for SPAC Rights and SPAC Shares, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock or share rights, stock or share appreciation rights, other rights (contingent or otherwise), stock-based performance units, commitments or Contracts of any kind to which any SPAC Party is a party or by which it is bound obligating such SPAC Party to issue, deliver or sell, or cause to be issued, delivered or sold, additional SPAC Shares or any other shares or other interest or participation in, or any security convertible or exercisable for or exchangeable into, SPAC Shares or any other shares or other interest or participation in SPAC. Except as set forth in the SPAC Governing Documents, SPAC does not have any commitment to repurchase or redeem any of its securities or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any equity interests of SPAC.

(c) Except as set forth in the SPAC Governing Documents or the Current Registration Rights Agreement or in connection with the Transaction Agreements, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.

(d) SPAC does not have any Indebtedness as of the date hereof except as set forth on in Section 5.2(d) of the SPAC Disclosure Schedules.

(e) Except as provided for in this Agreement, no shares, shares of capital stock, warrants, options or other securities of SPAC are issuable and no rights in connection with any shares, warrants, options or other securities of SPAC accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

6.3 Authority Relative to this Agreement. SPAC has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out its obligations under this Agreement and the other Transaction Agreements and to consummate the Transactions (including the SPAC Merger and the Share Swap) contemplated hereby and thereby. Subject to receipt of SPAC Shareholder Approval, the execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is (or will be) a party, and the consummation of the Transactions (including the SPAC Merger and the Share Swap) have been (or, in the case of any Transaction Agreement entered into after the date of this Agreement, will be upon execution thereof) duly and validly authorized by all necessary corporate action on the part of SPAC, and no other proceedings on the part of SPAC are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the Transactions. This Agreement and the other Transaction Agreements to which SPAC is (or will be) a party have been (or, in the case of any Transaction Agreement entered into after the date of this Agreement, will be upon execution thereof) duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery hereof and thereof by the Company and the other Persons parties thereto, constitute or will constitute, upon execution thereof, as applicable, the legal and binding obligations of SPAC enforceable against it in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

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6.4 No Conflict; Required Filings and Consents.

(a) Subject to the receipt of SPAC Shareholder Approval, neither the execution, delivery nor performance by SPAC of this Agreement or the other Transaction Agreements to which it is (or will be) a party, nor the consummation of the Transactions, shall: (i) conflict with or violate or result in a breach of default of SPAC’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 6.4(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements; or (iii) violate, or result in any breach of, or constitute a default (that with or without notice or lapse of time or both) under, or impair any of its rights or, in a manner adverse to it, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, modification, acceleration, suspension, revocation or cancellation under or of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of such SPAC Party pursuant to, any Contracts (including any of the terms, conditions or provisions thereunder), except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(b) The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is (or will be) a party does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or designation, declaration or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificate of Merger in accordance with the DGCL; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which such SPAC Party is qualified to do business; (iii) for the filing of any notifications required under the Antitrust Laws and the expiration of the required waiting periods thereunder; (iv) for the consents, approvals, authorizations and permits described in Section 6.4(b) of SPAC Disclosure Letter; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

6.5 Compliance; Approvals. Since its incorporation, SPAC has complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business and assets. Since the date of its incorporation, no investigation or review by any Governmental Entity with respect to either SPAC Party has been pending or, to the Knowledge of SPAC, threatened. No written or, to the Knowledge of SPAC, oral notice, of non-compliance with any applicable Legal Requirements has been received by either SPAC Party. SPAC is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. Each Approval held by SPAC is valid, binding and in full force and effect in all material respects. SPAC (a) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval; or (b) has not received any written notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (a) and (b) as would not individually or in the aggregate, reasonably be expected to have, as applicable, a SPAC Material Adverse Effect.

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6.6 SPAC SEC Reports and Financial Statements.

(a) Except as set forth in Section 6.6(a) of SPAC Disclosure Letter, SPAC has timely filed or furnished all forms, reports, schedules, statements and other documents required to be filed or furnished by SPAC with the SEC under the Exchange Act or the Securities Act since SPAC’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “SPAC SEC Reports”), and shall timely file or furnish all such forms, reports, schedules, statements and other documents required to be filed or furnished subsequent to the date of this Agreement through the Closing Date (the “Additional SPAC SEC Reports”). All SPAC SEC Reports, Additional SPAC SEC Reports, any correspondence from or to the SEC (other than such correspondence in connection with the initial public offering of PubCo) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes- Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction, except as permitted by the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. SPAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. SPAC SEC Reports were, and the Additional SPAC SEC Reports will be, prepared in all material respects in compliance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. SPAC SEC Reports did not at the time they were filed, and the Additional SPAC SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were (or will be) made, not misleading. The Certifications are, or will be, each true and correct in all material respects. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Reports. To the Knowledge of SPAC, none of SPAC SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. SPAC maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 6.6, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq, so long as copies thereof are publicly available.

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(b) SPAC SEC Reports contain true and complete copies of the applicable SPAC financial statements. The financial statements and notes of SPAC contained or incorporated by reference in SPAC SEC Reports fairly present, and the financial statements and notes of SPAC to be contained in or to be incorporated by reference in the Additional SPAC SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of SPAC as at the respective dates of, and for the periods referred to in, such financial statements, all prepared from the books and records of SPAC and in accordance with: (i) GAAP; and (ii) all applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) and, in the case of the audited SPAC financial statements, were audited in accordance with the standards of the PCAOB, in each case, applied on a consistent basis throughout the periods involved, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. SPAC has no off-balance sheet arrangements that are not disclosed in SPAC SEC Reports. SPAC has no liability or obligation of any nature whatsoever, whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or not, due or not, individually or in the aggregate, and there is no existing condition, situation or set of circumstances which is reasonably expected to result in such a liability or obligation, other than (i) Liabilities set forth in or reserved against the most recent balance sheet contained in SPAC SEC Reports (the “SPAC Balance Sheet”), (i) liabilities incurred after the date of SPAC Balance Sheet in the ordinary course of SPAC’s business, (ii) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect, (iii) Liabilities arising under this Agreement and the other Transaction Agreements and/or the performance of SPAC of its obligations hereunder or thereunder, (iv) SPAC Transaction Expenses, and (v) obligations and liabilities reflected, or reserved against, in the financial statements of SPAC contained in SPAC SEC Reports or as set forth in Section 5.6(b) of SPAC Disclosure Letter.

(c) SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Since the formation of SPAC, neither SPAC nor, to the Knowledge of SPAC, any Representative of SPAC, has received or otherwise had or obtained Knowledge of any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC with respect to the financial statements contained in SPAC SEC Reports or the internal accounting controls of SPAC, including any written complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices. Since the formation of SPAC, no attorney representing SPAC, whether or not employed by SPAC, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by SPAC or any of its Representatives to SPAC Board or any committee thereof or to any director or officer of SPAC.

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(e) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of such SPAC Party.

6.7 Absence of Certain Changes or Events. Except as set forth in SPAC SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since the incorporation of SPAC, there has not been: (a) any SPAC Material Adverse Effect; or (b) any action taken or agreed upon by SPAC that would be prohibited by Section 6.1 if such action were taken on or after the date hereof without the consent of the Company.

6.8 Litigation. Except as set forth on Section 6.8 of the SPAC Disclosure Letter and as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SPAC, as of the date of this Agreement, there is (and since its incorporation, there has been): (a) no pending or, to the Knowledge of SPAC, threatened Legal Proceeding or any investigation, against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such, and, to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding or investigation; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of SPAC, threatened audit, examination, investigation or enforcement by any Governmental Entity against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such, and, to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such audit, examination, investigation or enforcement; (c) no pending or threatened Legal Proceeding or investigation by SPAC against any third party; (d) no settlement or similar agreement that imposes any ongoing obligation or restriction or penalty on SPAC; (e) no notice from any counsel regarding disclosures filed by SPAC that could reasonably be expected to lead to a request for a “mootness” fee; and (f) no Order imposed or, to the Knowledge of SPAC, threatened to be imposed upon SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such.

6.9 Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities: (i) in connection with its organization; (ii) in connection with its initial public offering; and (iii) directed toward the accomplishment of a SPAC Business Combination. Except as set forth in SPAC Governing Documents, there is no Contract or Order binding upon SPAC or to which SPAC is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).

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(b) Except for this Agreement and the Transaction Agreements and the Transactions, SPAC does not have any material interests, rights, obligations or liabilities with respect to, and SPAC is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a SPAC Business Combination.

6.10 SPAC Contracts. Except as disclosed in SPAC SEC Reports, as of the date hereof, SPAC is not party to any Contract (other than nondisclosure agreements (containing customary terms) to which SPAC is a party that were entered into in the ordinary course).

6.11 SPAC Listing. SPAC Units, SPAC Common Stock and SPAC Rights are listed on Nasdaq, with trading tickers MCADU, MCAD and MCADR. Except as set forth on Schedule 6.11 of SPAC Disclosure Letter, there is no action or proceeding pending or, to the Knowledge of SPAC, threatened in writing against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister SPAC Units, SPAC Shares or SPAC Rights or to terminate the listing of SPAC on Nasdaq. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of SPAC Units, SPAC Shares or SPAC Rights under the Exchange Act.

6.12 Trust Account.

(a) As of date hereof, SPAC has at least $5,890,000 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of November 12, 2021, by and between SPAC and Continental Stock Transfer and Trust Company (“Continental”), as trustee, for the benefit of its public shareholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement, the obligations of SPAC under this Agreement are not subject to any conditions regarding SPAC’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with or without the giving of notice or the lapse of time (or both), would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, Continental. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between SPAC and Continental that would cause the description of the Trust Agreement in SPAC SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of SPAC, that would entitle any Person (other than shareholders of SPAC holding SPAC Shares sold in SPAC’s initial public offering who shall have elected to redeem their SPAC Shares pursuant to SPAC Governing Documents or the underwriters of the initial public offering with respect to any deferred underwriting compensation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and

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(B) to redeem SPAC Shares in accordance with the provisions of SPAC Governing Documents. As of the date hereof, SPAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). There are no Legal Proceedings pending or, to the Knowledge of SPAC, threatened, with respect to the Trust Account. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article IV and the compliance by the Company Parties with their respective obligations hereunder with its obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date. Upon consummation of the Transactions, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the pre-Closing SPAC equityholders who have elected to redeem their SPAC Shares pursuant to SPAC Governing Documents, each in accordance with the terms of and as set forth in the Trust Agreement, SPAC shall have no further obligation under either the Trust Agreement or SPAC Governing Documents to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

6.13 Taxes.

(a) All Tax Returns required to be filed by or on behalf of SPAC have been duly and timely filed (taking into account any ordinary course of business extension of time within which to file) with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all respects. All income and other Taxes required, including any excise taxes due upon prior redemptions from the Trust Account, to be paid by SPAC (whether or not shown on any Tax Return) have been fully and timely paid (taking into account any applicable extensions properly applied for) in all respects, except with respect to Taxes being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with GAAP.

(b) No claim, assessment, deficiency or proposed adjustment for any amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the SPAC’s Knowledge is there any) against SPAC which has not been paid or resolved.

(c) There are no ongoing or pending Legal Proceedings with respect to any amounts of Taxes of SPAC and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of SPAC (other than ordinary course of business extensions of time to file Tax Returns).

(d) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of SPAC.

(e) SPAC has no liability for the Taxes of another Person as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes).

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(f) SPAC has not participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or foreign Legal Requirements).

(g) SPAC has not made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Entity.

(h) SPAC has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code since the Reference Date.

(i) SPAC will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, other than such items included in, or excluded from, taxable income in the ordinary course of business.

(j) SPAC is and has since its formation been treated as a corporation for U.S. federal (and applicable state and local) income tax purposes.

(k) SPAC has not knowingly taken any action, or is aware of any fact or circumstance, that would reasonably be expected, to prevent the Transactions from qualifying for the Intended Tax Treatment.

(l) SPAC is a tax resident only in its jurisdiction of incorporation. No claim has been made in writing, which claim has not been resolved, by any Governmental Entity in a jurisdiction in which SPAC does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(m) SPAC has timely withheld and paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

6.14 Information Supplied. The information supplied, or to be supplied, by or on behalf of SPAC for inclusion or incorporation by reference in the Registration Statement and the Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing thereof or when the Registration Statement is declared effective or the date the Proxy Statement is first mailed to SPAC Shareholders, as applicable, or at the time of the Special Meeting, in the case of the Registration Statement, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading, and in the case of the Proxy Statement, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by SPAC with respect to the information that has been or will be supplied by any Company Party or any of their respective Representatives for inclusion in the Registration Statement and the Proxy Statement or any projections or forecasts to be included therein.

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6.15 Employees; Benefit Plans. Other than as described in SPAC SEC Reports or Section 6.15 of SPAC Disclosure Letter, SPAC has, and has never had, any employees. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any employee. SPAC does not maintain or have any direct liability under any employee benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will: (a) result in any material payment (including severance, unemployment compensation, bonus or otherwise) becoming due to any director, officer or employee of SPAC; or (b) result in the acceleration of the time of payment or vesting of any such employee benefits. Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b) (1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

6.16 Board Approval; Shareholder Vote. SPAC Board (including any required committee or subgroup of SPAC Board) has, as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements to which it is a party and the consummation of the Transactions; (b) determined that the consummation of the Transactions is in the best interest of SPAC (as applicable), (c) made SPAC Recommendation, and (d) directed that this Agreement be submitted to the shareholders of SPAC for their adoption. Other than the approval of SPAC Shareholder Matters, no other corporate proceedings on the part of SPAC are necessary to approve the consummation of the Transactions.

6.17 Investment Act; Jobs Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act of 1940. SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

6.18 Affiliate Transactions. No Contract between SPAC, on the one hand, and any of the present or former directors, officers, employees, shareholders, stockholders, warrant holders or other equity interest holders or Affiliates of SPAC (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.

6.19 Brokers. Except as set forth in Section 6.19 of SPAC Disclosure Letter, SPAC does not have any liability or obligation to pay any fees or commissions or similar charges to any broker, finder, investment banker, agent or other similar Person with respect to this Agreement or the Transactions.

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6.20 Disclaimer of Other Warranties. SPAC HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, COMPANY PARTY, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO SPAC OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY INSIDER, ANY COMPANY PARTY, OR ANY OF THE RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NO COMPANY PARTY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY A COMPANY PARTY IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO SPAC OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO SPAC OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON BY OR ON BEHALF OF ANY COMPANY PARTY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO ANY COMPANY PARTY, AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN IN THE TRANSACTION AGREEMENTS. SPAC HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. SPAC ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY PARTIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION, SPAC HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 6.20, CLAIMS AGAINST A COMPANY PARTY WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

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ARTICLE VII
CONDUCT PRIOR TO THE CLOSING DATE

7.1 Conduct of Business by the Company Parties. During the period from the date of this Agreement through the Closing Date (the “Interim Period”), except as contemplated by this Agreement or with the prior written consent of SPAC, each Company Party shall, (a) conduct its business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, (b) comply with all applicable Laws, (c) except for the Transactions, not enter into any material transactions, (d) preserve its goodwill, keep available the services of its officers and employees and (e) use commercially reasonable efforts to preserve its business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, during the Interim Period, the Company, and each other Company Party agrees that it shall not:

(a) except in the ordinary course of business or as otherwise required by any existing Employee Benefit Plan disclosed in Section 4.11(a) of the Company Disclosure Letter or applicable Legal Requirements: (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 5% in the base salary or wage rate of any current employee who has annual base compensation of more than $150,000 (or its equivalent in another currency) in the ordinary course of business and (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative); (ii) grant or pay any severance, retention, transaction or change in control pay or benefits to, or otherwise increase the severance, retention, transaction or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business in exchange for a release of claims; (iii) enter into, materially amend or terminate any Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of this Agreement;(iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards or (vi) hire or terminate any employee whose annual base compensation is $150,000 (or its equivalent in another currency) or more, other than terminations for cause;

(b) (i) transfer, grant, sell, assign, license, sublicense, encumber, impair, abandon or otherwise dispose of any right, title or interest in or to any material Owned Intellectual Property; (ii) voluntarily waive or cancel any material rights in or to any material Owned Intellectual Property, other than, in each of clauses (i) through (ii), non-exclusive licenses granted in the ordinary course of business or other Incidental Outbound Licenses or expirations of Intellectual Property in accordance with the applicable statutory term (if such term is non-renewable) or (iii) otherwise permit any of its rights relating to any Owned Intellectual Property to lapse (other than in the ordinary course or registrations for trademarks that are no longer in use by, are not planned to be used in the future by, and are no longer being maintained by the Company);

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(c) except for transactions solely between the Company, on the one hand, or the Company, Exchange Sub and PubCo, on the other hand: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, shares, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, shares, capital stock or any other equity interests, as applicable, in the Company, Exchange Sub or PubCo; or (iii) grant, issue sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, shares, capital stock or any other equity interests (such as share or stock options, share or stock units, restricted shares or stock or other Contracts for the purchase or acquisition of such shares or capital stock), as applicable, in the Company, Exchange Sub or PubCo.

(d) amend its Governing Documents;

(e) (i) merge, consolidate or combine with a third party, other than as contemplated by this Agreement; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof;

(f) voluntarily dispose of, amend or fail to renew any Company Real Property Lease other than in the ordinary course of business and as would not reasonably be expected to be material to the Group Companies or PubCo, as applicable, individually or in the aggregate;

(g) other than with respect to the Company Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing with respect to, material assets or properties, other than (i) in the ordinary course of business, (ii) pursuant to Contracts existing on the date hereof or (iii) dispositions of obsolete, worthless or de minimis assets or properties;

(h) (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than a Company Party, other than advances for business expenses and loans or advances to employees, customers or suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness for borrowed money incurred after the date hereof in excess of $250,000 (or its equivalent in another currency) in the aggregate other than Indebtedness that qualifies as Outstanding Company Transaction Expenses; (iii) create any Liens on any material property or material assets of the Company, Exchange Sub or PubCo, as applicable, in connection with any Indebtedness thereof (other than Permitted Liens) other than transactions solely among the Company, on one hand; or (iv) cancel or forgive any Indebtedness for borrowed money owed to any Company Party other than intercompany Indebtedness or ordinary course compromises of amounts owed to the Company, Exchange Sub or PubCo by their respective customers;

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(i) compromise, settle or agree to settle any Legal Proceeding involving payments by any Company Party, of $250,000 (or its equivalent in another currency) or more, or that imposes any material non-monetary obligations on a Company, Exchange Sub or PubCo Party (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), as applicable;

(j) except in the ordinary course of business, (i) terminate or amend any material term of any Material Contract. (ii) enter into any Contract that would have been a Company Material Contract, had it been entered into prior to the date of this Agreement, or (iii) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract (other than assignments by a Company Party to any other Company Party);

(k) change its fiscal year or any accounting method, practice or principles;

(l) (i) make, change or revoke any material Tax election in respect of material Taxes of the Company Party except where such action would be consistent with the past practice of the Company Party; (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement in respect of material Taxes (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes), (iii) consent to any extension or waiver of statute of limitations regarding any material amount of Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes, in each case other than any such extension or waivers that would be consistent with the past practice of the Company Parties, (iv) surrender or allow to expire any right to claim a refund of material Taxes or (v) file any amended material Tax Return other than any such amended Tax Return that would be consistent with the past practice of the Company Party;

(m) knowingly take or cause to be taken, or knowingly fail to take or cause to be taken, any action, where such action or failure to act could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment;

(n) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company, Exchange Sub, SPAC Merger Sub or PubCo, as applicable;

(o) subject to Section 6.1(a), pay, distribute or advance any material assets or property to, any of its officers, directors, shareholders, stockholders or other Affiliates, other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in the ordinary course of business, (iii) Employee Benefit Plans, (iv) employment arrangements entered into in the ordinary course, or (v) payment of salary and benefits and the advancement of expenses in the ordinary course of business;

(p) engage in any new line of business;

(q) except in the ordinary course of business, assign, transfer, abandon, modify, waive, terminate, fail to renew, let lapse or otherwise fail to maintain or otherwise change any material permit, certificate or license; or

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(r) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 7.1(a) through Section 7.1(p).

7.2 Conduct of Business by SPAC. During the Interim Period, except as contemplated by this Agreement or with the prior written consent of the Company, shall (a) conduct its business in the ordinary course, consistent with past practices, (b) comply with all applicable Laws, and (c) except for the Transactions, not enter into any material transactions without the prior written consent of the Company. Without limiting the generality of the foregoing, during the Interim Period, SPAC agrees that it shall not:

(a) declare, set aside or pay any dividends on or make any other distributions (whether in cash, shares, stock, equity securities or property) in respect of any share capital (or warrant or other equity interests) or split, combine or reclassify any share capital (or warrant or other equity interests), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or warrant or other equity interest, or effect any like change in capitalization;

(b) purchase, repurchase, redeem or otherwise acquire, or offer to purchase, repurchase, redeem or otherwise acquire, directly or indirectly, any equity securities of SPAC;

(c) grant, issue, deliver, sell, dispose, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

(d) amend its Governing Documents or the terms of any SPAC Rights;

(e) other than as contemplated by this Agreement, (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) (i) create or incur any Indebtedness or assume, guarantee or otherwise become liable for any such Indebtedness of another Person or Persons; (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; or (iii) enter into any arrangement having the economic effect of any of the foregoing; provided, however, that SPAC shall be permitted to incur Indebtedness for borrowed money from its Affiliates and shareholders, including SPAC Sponsor, in order to meet its reasonable working capital requirements and in each case, such Indebtedness having terms as described in SPAC’s prospectus filed with the SEC in connection with its initial public offering;

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(g) make any loan, advance or capital contribution to any other Person or cancel or forgive any Indebtedness owed to SPAC;

(h) change its fiscal year or any accounting method, practice or principles;

(i) (i) make, change or revoke any material Tax election in respect of material Taxes of SPAC except where such action would be consistent with the past practice of SPAC; (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement in respect of material Taxes (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (iii) consent to any extension or waiver of statute of limitations regarding any material amount of Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes, in each case other than any such extensions or waivers that would be consistent with the past practice of SPAC; (iv) surrender or allow to expire any right to claim a refund of material Taxes; or (v) file any amended material Tax Return other than any such amended Tax Return that would be consistent with the past practice of SPAC;

(j) knowingly take or cause to be taken, or knowingly fail to take or cause to be taken, any action, where such action or failure to act could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment;

(k) create any Liens on any material property or material assets of SPAC;

(l) liquidate, dissolve, reorganize or otherwise wind up the business or operations of SPAC, or authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of SPAC;

(m) commence, settle, compromise or agree to compromise or settle any Legal Proceeding (i) material to SPAC or its properties or assets involving payments by SPAC of $250,000 (or its equivalent in another currency) or more, or that imposes any material non-monetary obligations on SPAC (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), as applicable;

(n) engage in any new line of business;

(o) (i) modify, amend or terminate the Trust Agreement or enter into, amend or terminate any other agreement related to the Trust Account; or (ii) enter into, modify, amend or terminate any other agreement with any SPAC Shareholder;

(p) amend, terminate (other than expiration in accordance with its terms) or enter into any material Contract to which SPAC is a party;

(q) enter into or amend in any material respect any agreement with, or pay, distribute or advance any material assets or property to, any of its officers, directors, shareholders, stockholders or other Affiliates, other than (i) payments or distributions relating to employment or obligations in respect of arm’s-length commercial transactions, or (ii) reimbursement for reasonable expenses incurred in connection with SPAC; or

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(r) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 7.2(a) through Section 7.2(q).

7.3 Requests for Consent. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that (a) an e-mail from the Company to one or more of the individuals (or such other persons as SPAC may specify by notice to the Company) set forth on Section 7.3 of SPAC Disclosure Letter specifically requesting consent under Section 7.1 shall constitute a valid request by the Company for all purposes under Section 6.1 and (b) an e-mail from SPAC to one or more of the individuals (or such other persons as the Company may specify by notice to SPAC) set forth on Section 7.3 of the Company Disclosure Letter specifically requesting consent under Section 7.1 shall constitute a valid request by SPAC for all purposes under Section 7.1.

ARTICLE VIII
ADDITIONAL AGREEMENTS

8.1 Proxy Statement/Registration Statement; Special Meeting; Shareholder Approval.

(a) Proxy Statement/Registration Statement.

(i) As promptly as reasonably practicable following the execution and delivery of this Agreement, the Parties, in accordance with this Section 8.1(a), shall prepare, in preliminary form, and PubCo shall file, a registration statement on Form F-4 or other applicable form with the SEC (such registration statement (including the Proxy Statement) as amended or supplemented, the “Registration Statement”), which will include (A) a proxy statement to be sent to SPAC Shareholders in advance of the Special Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) for the purposes of (I) providing SPAC Shareholders with notice of the opportunity to redeem SPAC Shares (the “SPAC Shareholder Redemption”), and (II) soliciting proxies from holders of SPAC Shares to vote at the Special Meeting in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the approval and authorization of the SPAC Merger pursuant to applicable Delaware law; (3) the approval and authorization of the Share Swap and associated documents by way of special resolution pursuant to applicable Korean law; (4) the issuance of PubCo Ordinary Shares in connection with the Transactions in accordance with this Agreement; (5) the adoption of the PubCo A&R Charter by way of special resolution pursuant to the Companies Act; (6) the approval of the PubCo Equity Plan; (7) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto; (8) any other proposals the Parties deem necessary or appropriate to consummate the Transactions; and (9) adjournment of the Special Meeting if necessary to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “SPAC Shareholder Matters”), and (B) a prospectus for the registration under the Securities Act, to the extent permitted by applicable rules and regulations of the SEC, the PubCo Ordinary Shares to be issued in connection with the Transactions (together, the “Registration Shares”). The Parties each shall use their commercially reasonable efforts to (A) cause the Registration Statement, when filed with the SEC to comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder in all material respects; (B) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, provided that prior to responding to any requests or comments from the SEC, PubCo will make available to the Company and SPAC (including their respective counsel) drafts of any such response and provide the Company and SPAC (including their respective counsel) with a reasonable opportunity to comment on such drafts and will consider any such comments in good faith; (C) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable; and (D) keep the Registration Statement effective as long as is necessary to consummate the Transactions.

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(ii) As promptly as reasonably practicable following the date that the Registration Statement is declared effective (the “Proxy Clearance Date”), PubCo shall file the definitive Proxy Statement with the SEC and cause such Proxy Statement to be mailed to the SPAC Shareholders of record, as of the record date to be established by SPAC Board in accordance with Section 8.1(b).

(iii) Prior to each filing with the SEC of the Registration Statement and any other documents to be filed with the SEC that relate to the Transactions, both preliminary and final, and any amendment or supplement thereto, PubCo will make available to the Company and SPAC and their respective counsel a draft thereof and will provide the Company and SPAC (including their respective counsel) with a reasonable opportunity to comment on such draft and shall consider such comments in good faith. PubCo shall not file any such documents with the SEC without the prior written consent of the Company and SPAC (such consent not to be unreasonably withheld, conditioned or delayed). PubCo will advise the Company and SPAC, promptly after it receives notice thereof, of: (A) the time when the Registration Statement has been filed; (B) the effectiveness of the Registration Statement; (C) the filing of any supplement or amendment to the Registration Statement; (D) the issuance of any stop order by the SEC or of the initiation or written threat of any proceeding for such purpose; (E) any request by the SEC for amendment of the Registration Statement; (F) any comments from the SEC relating to the Registration Statement and responses thereto; and (G) requests by the SEC for additional information relating to the Registration Statement. Each of the Parties shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(iv) If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the Parties shall promptly prepare, and PubCo shall promptly file an amendment or supplement to the Registration Statement containing such information. If, at any time prior to the Closing, the Company discovers any information, event or circumstance relating to the Company, the business of the Company, or the Company’s Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Company shall promptly inform PubCo and SPAC of such information, event or circumstance. If, at any time prior to the Closing, SPAC discovers any information, event or circumstance relating to SPAC, the business of SPAC, or SPAC’s Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then SPAC shall promptly inform PubCo and the Company of such information, event or circumstance.

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(v) PubCo or SPAC, as applicable, shall make all necessary filings, as required for itself, with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws and any rules and regulations thereunder.

(vi) Each of SPAC and PubCo agrees to use commercially reasonable efforts to promptly furnish to the other Parties and their respective Representatives all information within its possession concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders, as well as information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of SPAC or the Company to any regulatory authority (including Nasdaq) in connection with the Transactions.

(b) SPAC shall, as promptly as practicable, take, in accordance with applicable Legal Requirements, Nasdaq rules and SPAC Governing Documents, and shall cause its Affiliates and Representatives to take, all action necessary to establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting and commence the mailing of the Proxy Statement to SPAC Shareholders. SPAC shall convene and hold an extraordinary general meeting of SPAC Shareholders (the “Special Meeting”), for the purpose of obtaining the approval of SPAC Shareholder Matters, which meeting shall be held not less than twenty (20) Business Days after the date on which SPAC mails the Proxy Statement to its shareholders. SPAC shall use reasonable best efforts to obtain the approval of SPAC Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of SPAC Shareholder Matters. SPAC shall include SPAC Recommendation in the Proxy Statement. SPAC shall keep the Company reasonably informed regarding all matters relating to SPAC Shareholder Matters and the Special Meeting, including by promptly furnishing any voting or proxy solicitation reports received by SPAC in respect of such matters and similar updates regarding any redemptions. SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of SPAC Shareholder Matters shall not be affected by any intervening event or circumstance, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of SPAC Shareholders SPAC Shareholder Matters, in each case, in accordance with this Agreement, regardless of any intervening event or circumstance. SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, SPAC Recommendation. Notwithstanding anything to the contrary contained in this Agreement, SPAC

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shall be entitled to postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Registration Statement that SPAC Board has determined in good faith is required by applicable Legal Requirements is disclosed to SPAC Shareholders and for such supplement or amendment to be promptly disseminated to SPAC Shareholders prior to the Special Meeting to the extent required by applicable Legal Requirements; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient SPAC Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of SPAC Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i) or (ii) the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

8.2 Certain Regulatory Matters.

(a) (i) As promptly as practicable, and in any event within fifteen (15) Business Days after the date of this Agreement, the Parties shall each prepare and file any required notifications or filings under any applicable Antitrust Laws or other applicable Legal Requirements in connection with the Transactions. The Parties shall promptly and in good faith respond to all information requested of it by a Governmental Entity in connection with any such notifications and filings and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary and will use its commercially reasonable efforts to take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all material written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, each Party shall: (A) to the extent legally permissible, promptly inform the others of any material communication to or from a Governmental Entity regarding the Transactions; (B) to the extent legally permissible, permit each other to review in advance any material proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (C) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (D) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (E) keep the other reasonably informed as to the status of any such Legal Proceeding; and (F) to the extent legally permissible, promptly furnish each other with copies of all material correspondence, filings (subject to appropriate redaction, and only to the extent allowed under applicable Legal Requirements) and material written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions.

(b) Any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required under applicable Antitrust Laws or required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, shall be borne 50% by SPAC and 50% by the Company.

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8.3 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement and as soon as required by applicable Legal Requirements, SPAC will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company (which such approval shall not be unreasonably withheld, conditioned or delayed).

(b) Promptly after the execution of this Agreement, SPAC and the Company shall also issue a mutually agreeable joint press release announcing the execution of this Agreement.

(c) SPAC shall prepare a draft Current Report on Form 8-K announcing the results of the Special Meeting and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC prior to the Closing (“Special Meeting Form 8-K”), the form and substance of which shall be approved (which such approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company. PubCo shall prepare a draft Current Report on Form 6-K announcing the Closing and such other information that may be required to be disclosed with respect to the Transactions (the “Closing Form 6-K”), the form and substance of which shall be approved (which such approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by SPAC. As promptly as practicable following the Special Meeting, SPAC shall file the Special Meeting Form 8-K with the SEC. Concurrently with the Closing, or as soon as practicable thereafter, PubCo shall file the Closing Form 6-K with the SEC. Prior to the Closing, SPAC and the Company shall prepare a mutually agreeable joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Substantially concurrently with the Closing, SPAC shall issue the Closing Press Release.

8.4 Confidentiality; Communications Plan; Access to Information.

(a) The Confidentiality Agreement, and the terms thereof, are hereby incorporated herein by reference to the extent not inconsistent with this Agreement. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated pursuant to its terms prior to the Closing, then, notwithstanding anything to the contrary in the Confidentiality Agreement, the Confidentiality Agreement shall nonetheless continue in full force and effect until the date that is two (2) years after such termination pursuant to its terms. Each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its Representatives prior to receipt from any of the other Parties, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality (including the Confidentiality Agreement) by the receiving Party; (iii) information acquired by a receiving Party or their respective agents from a third party who was not bound to an obligation of confidentiality to the disclosing Party or an Affiliate thereof; (iv) information developed by a receiving Party independently without any reliance on the non-public information received from any other Party; (v) outside legal counsel determines disclosure is required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure is consented to in writing by SPAC (in the case of disclosure by the Company Parties) or the Company (in the case of disclosure by SPAC).

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(b) SPAC and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement or public communication by SPAC or SPAC, in the case of a public announcement or public communication by any Company Party (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Legal Requirements, in which case, other than, in the case of the Company Parties, routine disclosures to Governmental Entities made by any Company Party or its Affiliates in the ordinary course of business or any other communication by any Company Party or its Affiliates that is not widely disseminated, the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and legally permissible, such public announcement or public communication or dissemination and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; provided that such activities are permitted pursuant to the Transaction Agreements; (iii) in the case of the Company Parties, internal announcements to employees or external communications to banks, customers, suppliers or other business relations, in each case, as the Company determines to be reasonably appropriate (such determination to be made by the Company in good faith); (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 8.3 or this Section 8.4(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) announcements and communications to other third parties to the extent necessary to seek, obtain or give consents, approvals, waivers or notices required as a result of the Transactions.

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(c) The Company will afford SPAC and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books, records and personnel of the Company Parties during the Interim Period to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and appropriate personnel of the Company Parties, as SPAC may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of the Company; provided, further, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company without the prior written consent of the Company. During the Interim Period, all information obtained by SPAC or any of its financial advisors, accountants, counsel and other representatives in connection with this Agreement (including pursuant to this Section 8.4(c)) shall remain subject to the Confidentiality Agreement. SPAC will afford the Company Parties and their respective financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books, records and personnel of SPAC during the Interim Period to obtain all information concerning the business, including properties, results of operations and appropriate personnel of SPAC, as any Company Party may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of SPAC. During the Interim Period, all information obtained by the Company Parties or any of their financial advisors, accountants, counsel and other representatives in connection with this Agreement (including pursuant to this Section 8.4(c)) shall remain subject to the Confidentiality Agreement. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of any attorney-client or other privilege, (ii) violate any Contract to which such Party or any of its Affiliates is a party or bound, or (iii) violate or breach any confidentiality obligations (whether contractual or imposed by applicable Legal Requirements or otherwise), provided, that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i), (ii) and (iii).

8.5 Commercially Reasonable Efforts. Except as otherwise set forth herein, the terms and subject to the conditions set forth in this Agreement, each Party agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, SPAC Merger, the Share Swap and the other Transactions, including using its commercially reasonable efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in ARTICLE VIII, to be satisfied; (b) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings, including registrations, declarations and filings with Governmental Entities, if any, and filings required pursuant to Antitrust Laws and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding; (c) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions set forth on Section 8.5(c) of the Company Disclosure Letter; and (d) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of SPAC, sending a termination letter to Continental substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”). Notwithstanding anything herein to the contrary, nothing in this Agreement shall require or be deemed to require SPAC or any Company Party or any of their respective Affiliates to (i) agree, propose, negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, the

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sale, transfer, license, divestiture or other disposition of, or any prohibition or limitation on the ownership, operation, effective control or exercise of full rights of ownership of, shares or shares of capital stock or of any business, assets or property or product lines, of any such Person or their respective Subsidiaries, or the imposition of any limitation on the ability of any such Person or any of their respective Subsidiaries to conduct their business or to own or exercise control of their respective assets, properties, shares and capital stock, or the incurrence of any liability or expense; or (ii) defend any Legal Proceeding instituted (or threatened to be instituted) by any Person under any Antitrust Laws or other applicable Legal Requirements or seek to have any stay, restraining order, injunction or similar order entered by any Governmental Entity vacated, lifted, reversed, or overturned. Notwithstanding anything to the contrary contained herein, in no event shall any Company Party or any of its Subsidiaries be obligated to bear any material expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which any Company Party or any of its Subsidiaries is a party or otherwise in connection with the consummation of the Transactions.

8.6 No SPAC Securities Transactions. Each Company Party acknowledges and agrees that it is aware, and that each other Company Party has been made aware of, or will be made aware of, the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Legal Requirements on a Person possessing material nonpublic information about a publicly traded company. Each Company Party hereby agrees that it shall not purchase or sell any securities of SPAC in violation of such Legal Requirements, or cause or encourage any Person to do any of the foregoing.

8.7 No Claim Against Trust Account. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the Company Parties hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom for any reason whatsoever (including for an alleged breach of this Agreement or Transaction Agreements). The Company Parties agree and acknowledge that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC and its Affiliates to induce SPAC to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company Parties and each of their Affiliates under applicable Law. To the extent any Company Party or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, the Company hereby acknowledges and agrees that each the Company Party and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit any Company Party or its Affiliates to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything in this Agreement to the contrary, the provisions of this paragraph shall survive indefinitely with respect to the obligations set forth in this Agreement.

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8.8 Disclosure of Certain Matters. During the Interim Period, SPAC and each Company Party will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition of which it obtains Knowledge that: (i) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; or (ii) would require any amendment or supplement to the Registration Statement; or (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions. No such notice shall constitute an acknowledgment or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied, whether any amendment or supplement to the Registration Statement or any such consent may be required or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

8.9 Securities Listings. From the date hereof through the Closing, SPAC shall use commercially reasonable efforts to ensure SPAC remains listed as a public company on, and for SPAC Shares to be listed on, Nasdaq. PubCo, the Company and SPAC shall cooperate to, and each shall use commercially reasonable efforts to, cause the Registration Shares issued in connection with the Transactions to be approved for listing on Nasdaq (or other public stock market or exchange in the United States as may be agreed by the Company and SPAC) at Closing.

8.10 No Solicitation.

(a) During the Interim Period, the Company, Exchange Sub and PubCo each shall not, and the Company, Exchange Sub and PubCo shall each direct their respective Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than SPAC Parties and their respective Representatives) concerning any merger, consolidation, recapitalization or similar transaction of, by or involving the Company, or any other Company Party, as applicable or any sale (in one or a series of related transactions) of any class of equity securities in such Company Party or any sale or transfer of assets or businesses of any Company Party (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. Each Company Party shall direct and use their reasonable best efforts to cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b) During the Interim Period, SPAC shall not, and SPAC shall cause SPAC Sponsor not to, and SPAC shall direct its Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company Parties and their respective Representatives) concerning any SPAC Business Combination; (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a SPAC Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a SPAC Business Combination. SPAC shall and shall cause SPAC Sponsor to, direct and use their reasonable best efforts to cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any SPAC Business Combination.

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(c) Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, such Party shall keep the other Parties reasonably informed of any material developments with respect to such inquiry, proposal, offer or submission. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding a Company Business Combination or SPAC Business Combination, as applicable, by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning a Company Business Combination or SPAC Business Combination, as applicable.

8.11 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to Continental (which notice SPAC shall provide to Continental in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC: (i) shall cause the documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered, including providing Continental with the Trust Termination Letter; and (ii) shall use commercially reasonable efforts to cause Continental to, and Continental shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to SPAC Shareholders who properly elect to have their SPAC Shares redeemed for cash in accordance with the provisions of SPAC Governing Documents; (B) for income tax or other tax obligations of SPAC prior to the Closing; (C) to the underwriters of the initial public offering or any other person in accordance with the provisions of the IPO Underwriting Agreement with respect to any deferred underwriting compensation; (D) all Outstanding Company Transaction Expenses and Outstanding SPAC Transaction Expenses to be paid by or on behalf of PubCo pursuant to Section 12.10 of this Agreement; and (E) as repayment of working capital loans from, and reimbursement of, expenses to directors, officers and shareholders of SPAC or other Indebtedness of SPAC, if any; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

8.12 SPAC Director and Officer Matters.

(a) PubCo agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of SPAC (together with such person’s heirs, executors or administrators, a “SPAC D&O Indemnified Party”), as provided in its Governing Documents or its indemnification agreements, shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, PubCo shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of SPAC’s Governing Documents or its indemnification agreements as in effect immediately prior to the Closing Date, and PubCo shall not, nor shall cause SPAC to amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any SPAC D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

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(b) Prior to the Closing, PubCo shall purchase and pay a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person prior to the Closing that is or was a director or officer of SPAC on terms with respect to coverage, deductibles and amounts that are satisfactory to the existing directors and officers of SPAC. PubCo shall maintain SPAC D&O Tail in full force and effect for its full term (provided, that, if any claim is asserted or made within such six year period, SPAC D&O Tail shall be continued in respect of such claim until the final disposition thereof) and shall honor all obligations thereunder, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 8.12(b).

(c) The rights of each SPAC D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under SPAC Governing Documents, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of PubCo and SPAC under this Section 8.12(c) shall not be terminated or modified in such a manner as to adversely affect any SPAC D&O Indemnified Party without the consent of such SPAC D&O Indemnified Party. The provisions of this Section 8.12(c) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of SPAC D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 8.12(c).

(d) If PubCo or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of PubCo assume the obligations set forth in this Section 8.12(d).

8.13 Tax Matters.

(a) Each of the Parties shall use its reasonable best efforts to: (a) cause the Transactions contemplated by this Agreement to qualify for the Intended Tax Treatment; (b) except for actions contemplated by this Agreement, not (and shall not permit or cause any of their Affiliates, Subsidiaries or Representatives to) take or fail to take any action, or become obligated to take or fail to take any action, which action or failure could reasonably be expected to prevent the Transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment; (c) report and file all relevant Tax Returns consistent with the Intended Tax Treatment (including attaching any statements described in the Treasury Regulations or with its Tax Return for the taxable year of the Closing, as applicable) and take no position inconsistent with the Intended Tax Treatment (whether in audits, Tax Returns or otherwise), unless required to do so pursuant to applicable Law (e.g., a “determination” within the meaning of Section 1313(a) of the Code or any similar provision); and (d) cooperate with one another and their respective Tax advisors in connection with the issuance to SPAC, PubCo, or the Company of any opinion relating to the Tax consequences of the Transactions, including using reasonable best efforts to deliver to the relevant Tax counsel certificates (dated as of the necessary date and signed by an officer of the Parties or their respective Affiliates, as applicable) containing such customary representations as are reasonably necessary or appropriate for such Tax counsel to render such opinion. If the SEC or

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any other Governmental Entity requests or requires that an opinion be provided on or prior to the Closing in respect of the Tax consequences of or related to the Transactions, a customary opinion regarding the U.S. federal income tax considerations of such transactions will be included in the Proxy/Registration Statement as may be required to satisfy applicable rules and regulations promulgated by the SEC. For the avoidance of doubt, none of the foregoing opinions or any other opinions regarding the Intended Tax Treatment to be or that may be delivered by counsel to SPAC or counsel to the Company shall be a condition to Closing or the consummation of the Transactions. Neither PubCo nor any of its Subsidiaries shall transfer or distribute any assets or stock of SPAC or the Company if such transfer or distribution would not satisfy the requirements of Treasury Regulation Section 1.368-2(k)(1)(i) or (ii). Each of PubCo, SPAC and the Company shall not undertake (or cause to be undertaken) any of the following for a period of two years after the Closing Date: (A) the actual or deemed liquidation of SPAC for U.S. federal income tax purposes, (B) the conversion of SPAC into a “disregarded entity” (within the meaning of Treasury Regulation Section 301.7701-3). Each of the Parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Transactions do not to qualify for the Intended Tax Treatment. The covenants contained in this Section 8.13(a), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect indefinitely.

(b) Each of PubCo, SPAC, the Surviving CBL Company and the Company shall, and shall cause its Affiliates to, cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns, the Tax treatment of any aspect of the Transactions or any audit or other Legal Proceeding pertaining to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any GRA, Tax proceeding or audit, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder (to the extent such information or explanation is not publicly or otherwise reasonably available).

(c) PubCo acknowledges that any direct or indirect holder of PubCo Ordinary Shares who is a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of PubCo following the Transactions (a “PubCo 5% Shareholder”) may enter into (and cause to be filed with the Internal Revenue Service) a GRA. Upon the written request of any PubCo 5% Shareholder made following the Closing Date, PubCo shall (i) furnish to such PubCo 5% Shareholder such information as such PubCo 5% Shareholder reasonably requests in connection with such PubCo 5% Shareholder’s preparation of a GRA and any necessary Tax forms with respect thereto during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, and (ii) provide such PubCo 5% Shareholder with the information reasonably requested by such PubCo 5% Shareholder for purposes of such PubCo 5% Shareholder’s tax compliance during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, including for purposes of determining whether there has been a gain “triggering event” (within the meaning of Treasury Regulations Section 1.367(a)-8) under the terms of such PubCo 5% Shareholder’s GRA, in each case, at the sole cost and expense of such PubCo 5% Shareholder. Each of the parties shall, and shall cause their Affiliates to, operate in a manner so as not to cause such a triggering event.

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(d) Within 120 days after the end of PubCo’s current taxable year and each subsequent taxable year of PubCo for which PubCo reasonably believes that it may be a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”), PubCo shall (1) determine its status as a PFIC, (2) determine the PFIC status of each of its Subsidiaries that at any time during such taxable year was a foreign corporation within the meaning of Section 7701(a) of the Code (the “Non-U.S. Subsidiaries”), and (3) make such PFIC status determinations available to the shareholders of PubCo. If PubCo determines that it was, or could reasonably be deemed to have been, a PFIC in such taxable year, PubCo shall use commercially reasonable efforts to provide the statements and information (including without limitation, a PFIC Annual Information Statement meeting the requirements of Treasury Regulation Section 1.1295-1(g)) necessary to enable PubCo shareholders and their direct and/or indirect owners that are United States persons (within the meaning of Section 7701(a)(30) of the Code) to comply with all provisions of the Code with respect to PFICs, including but not limited to making and complying with the requirements of a “Qualified Electing Fund” election pursuant to Section 1295 of the Code or filing a “protective statement” pursuant to Treasury Regulation Section 1.1295-3 with respect to PubCo or any of the Non-U.S. Subsidiaries, as applicable. The covenants contained in this 8.13(d), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect until the later of (x) five years after the end of PubCo’s current taxable year, or (y) such time as PubCo has reasonably determined that it is not a PFIC for three (3) consecutive taxable years.

(e) All Transfer Taxes shall be borne and paid by PubCo or its wholly-owned Subsidiaries (including the Company following the Closing) and shall constitute Transaction Expenses. Unless otherwise required by applicable Legal Requirements, PubCo or its wholly-owned Subsidiaries (including the Company following the Closing), as applicable, shall timely file any Tax Return or other document with respect to such Taxes or fees (and each Company Party and SPAC shall reasonably cooperate with respect thereto as necessary). The Company, PubCo, and SPAC shall reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

8.14 PIPE Investments. During the Interim Period, (i) the Company shall use its best efforts to (A) identify and seek additional sources of financing on behalf of PubCo and/or the Company from third party financing sources (it being understood and agreed that the consummation of any such financing shall be subject to the Company’s and SPAC’s mutual agreement (which agreement shall not be unreasonably withheld, conditioned or delayed), including in the form of a private placement of PubCo Ordinary Shares to be consummated at the Closing (a “PIPE Investment”), and (B) negotiate definitive agreements on terms reasonably acceptable to the Company and SPAC as necessary to effectuate the PIPE Investments, including, subscription agreements to purchase PubCo Ordinary Shares; and (ii) upon the written request of a Party, the other Parties shall, and each of them shall cause its respective Representatives to, reasonably cooperate in procuring the PIPE Investments, including by (A) providing such information and assistance (with respect to the Company, in accordance with Section 7.4(c)) as reasonably requested by a Party, (B) with respect to the Company, granting access in accordance with Section 7.4(c) to the other Parties and their Representatives during normal business hours as may be reasonably necessary for due diligence purposes, and (C) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions where necessary (including, as applicable, where necessary, direct contact between senior management and other Representatives of the Company and its Subsidiaries at reasonable times and locations). Without limiting the generality of the foregoing, in the event that any Company Shareholders make demands for appraisal under the Commercial Korean Code in respect of the Transactions, the Company agrees to reasonably cooperate in necessary financing to address any liquidity or other financial consequences to the Company or PubCo (following the Closing) resulting from such demands for appraisal.

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8.15 Qualification as a Foreign Private Issuer. With respect to PubCo, during the Interim Period, each Party shall take all requisite actions to cause PubCo to qualify as a “foreign private issuer” as such term is defined under Rule 3b-4 of the Exchange Act and maintain such status through the Closing.

8.16 Qualification as an Emerging Growth Company. SPAC shall, at all times during the Interim Period: (a) take all requisite lawful actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”); and (b) not take any action that would cause SPAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

8.17 PubCo Equity Plan. SPAC, PubCo and the Company shall cooperate to establish an equity incentive plan (the “PubCo Equity Plan”) for service providers of PubCo and its subsidiaries that initially reserves such number of shares of PubCo Ordinary Shares equal to five percent (5%) of the shares of Pubco as of the Closing, to be approved by PubCo, the Company and SPAC and effective as of (and contingent on) the Closing. The proposed form of the PubCo Equity Plan shall be mutually agreed (in good faith) by SPAC and the Company prior to the initial filing of the Registration Statement. PubCo shall obtain the approval of the PubCo Equity Plan from the PubCo Board and the shareholder of PubCo prior to the Closing.

(a) acknowledges and agrees that all provisions contained in this Section 8.17 are included for the sole benefit of SPAC, PubCo and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of SPAC, PubCo, the Company or any of their respective Affiliates to amend, terminate or otherwise modify any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement before, on or following the Closing or (iii) shall confer upon any Person who is not a Party (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

8.18 Financial Statements; Other Financial Information.

(a) (i) As promptly as practicable after the date of this Agreement, the Company shall deliver to SPAC and PubCo, for inclusion in the Proxy Statement and Registration Statement the PCAOB Financial Statements and the consent of the independent auditors to use such PCAOB Financial Statements in the Proxy Statement and Registration Statement, and (ii) from time to time, as promptly as reasonably practicable, the Company shall deliver to SPAC, to the extent required for inclusion in the Proxy Statement and the Registration Statement, any other audited and unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of income and statements of income (loss), changes in shareholders’ equity and cash flows of the Company, in each case in compliance with the standards of the PCAOB, and in compliance in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to the registrant at such time.

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(b) From the date hereof until the Proxy Clearance Date, the Company will furnish to SPAC (i) unaudited consolidated balance sheets of the Company, and statements of income (loss) and cash flows of the Company, for each quarterly period completed after the date hereof as promptly as reasonably practicable (and, in any event, within 45 days) following the end of each such quarterly period, which interim financial statements will be suitable for inclusion in the Proxy Statement or the Registration Statement and prepared, in all material respects, in accordance with IFRS applied on a consistent basis during the periods involved (except in each case as described in the notes thereto and for the absence of footnotes), and reviewed in accordance with PCAOB Accounting Standard 4105, and on that basis will present fairly, in all material respects, the financial position of the Company as of the respective dates thereof, and the results of their operations and changes in cash flows for the periods then ended, and (ii) audited consolidated balance sheets of the Company, and statements of income (loss) and cash flows of the Company, for each fiscal year completed after the date hereof as promptly as reasonably practicable (and, in any event, within 90 days) following the end of each such fiscal year, together with their respective auditor’s reports thereon and consent to use such financial statements and reports, which financial statements will be suitable for inclusion in the Proxy Statement or the Registration Statement, prepared, in all material respects, in accordance with IFRS applied on a consistent basis during the periods involved (except as described in the notes thereto), and audited in accordance with applicable PCAOB auditing standards, and on that basis will present fairly, in all material respects, the financial position of the Company as of the respective dates thereof, and the results of their operations and changes in cash flows for the periods then ended.

(c) The Parties shall each use their respective commercially reasonable efforts to assist in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements and/or such financial statements for other periods as contemplated by the rules of the SEC) that are required to be included in the Registration Statement and any other filings to be made by SPAC or PubCo with the SEC in connection with the Transactions.

8.19 Company Shareholder Approval. The Company shall, as promptly as practicable following the Proxy Clearance Date, take, in accordance with applicable Legal Requirements and the Company’s Governing Documents, and shall cause its Affiliates and Representatives to take, all action necessary to establish a record date (which date shall be mutually agreed with SPAC) for, duly call and give notice of, a general meeting of the Company Shareholders. The Company shall convene and hold a general meeting of the Company Shareholders (the “Company Shareholder Meeting”), for the purpose of obtaining the Company Shareholder Approval, which meeting shall be held no later than the Special Meeting Date. The Company shall use reasonable best efforts to obtain the Company Shareholder Approval at the Company Shareholder Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements and the Company’s Governing Documents for the purpose of seeking the Company Shareholder Approval. The Company shall keep SPAC reasonably informed regarding all material matters relating to the Company Shareholder Approval and the Company Shareholder Meeting. The Company agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Company Shareholder Meeting for the purpose of seeking the Company Shareholder Approval shall not be affected by any intervening event or circumstance, and the Company agrees to establish a record date for, duly call, give notice of, convene and hold the Company Shareholder Meeting and submit for the Company Shareholder Approval, in each case, in accordance with this Agreement, regardless of any intervening event or circumstance.

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8.20 Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder or stockholder demands or other shareholder or stockholder Legal Proceedings (including derivative claims) relating to this Agreement, any other Transaction Agreement or any other matters relating thereto (collectively, “Transaction Litigation”) commenced against, in the case of SPAC, it, its Affiliates or their respective Representatives (in their capacity as Representatives) or, in the case of the Company, it, its Affiliates or any of their respective Representatives (in their capacity as Representatives). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in (subject to a customary joint defense agreement), but not control, the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation. Notwithstanding the foregoing, subject to and without limiting the covenants and agreements, and the rights of the other Party set forth in the immediately preceding sentence, SPAC or its Affiliates shall control the negotiation, defense and settlement of any Transaction Litigation brought against SPAC or its Affiliates or any of their respective Representatives, and the Company or its Affiliates shall control the negotiation, defense and settlement of any Transaction Litigation brought against the Company or its Affiliates or any of their respective Representatives; provided, however, that prior to the Closing in no event shall either Party, its Affiliates, or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

8.21 Extension of Time Period to Consummate a Business Combination. If, on or before October 1, 2024, the Proxy Clearance Date has not occurred, and this Agreement has not otherwise been terminated in accordance with its terms, SPAC shall promptly prepare and file with the SEC a proxy statement pursuant to which it will seek approval to extend the time period for SPAC to consummate its initial business combination under its Governing Documents for up to six (6) months to at least May 15, 2025 (the “Termination Date”), at the sole option of the SPAC, unless the closing of such business combination has been consummated (the “Extension Proposal”). The Company and its counsel shall be given a reasonable opportunity to review and comment on any such proxy statement and any supplement or amendment thereto.

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ARTICLE IX
CONDITIONS TO THE TRANSACTION

9.1 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect SPAC Merger, the Share Swap and the other Transactions shall be subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted), in writing, exclusively by both SPAC and the Company:

(a) At the Special Meeting (including any adjournments thereof), SPAC Shareholder Approval shall have been obtained.

(b) At the Company Shareholder Meeting (including any adjournments thereof), the Company Shareholder Approval shall have been obtained.

(c) The Parties will have received or have been deemed to have received all necessary pre-Closing authorizations, consents, clearances, waivers and approvals of the Governmental Entities set forth on Section 4.5(b) of the Company Disclosure Letter in connection with the execution, delivery and performance of this Agreement and the Transactions (or any applicable waiting period (and any extensions thereof) thereunder shall have expired or been terminated).

(d) No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions shall be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions will be in effect; provided, that the Governmental Entity issuing such Order has jurisdiction over the Parties with respect to the Transactions.

(e) The PubCo Ordinary Shares to be issued pursuant to this Agreement shall be approved for listing upon the Closing on Nasdaq (or any other public stock market or exchange in the United States as may be agreed by the Company and SPAC) subject to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(f) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.

(g) The Korean Registration Statement shall have become effective in accordance with the provisions of the Financial Investment Services and Capital Markets Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by FSS) seeking a stop order with respect to the Korean Registration Statement.

9.2 Additional Conditions to Obligations of the Company Parties. The obligations of the Company Parties to consummate and effect SPAC Merger, the Share Swap and the other Transactions shall be subject to the satisfaction of each of the following conditions, any one or more of which may be waived, in writing, exclusively by the Company:

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(a) (i) The Fundamental Representations of SPAC, to the extent not qualified as to materiality or “SPAC Material Adverse Effect” shall be true and correct in all material respects, and to the extent so qualified shall be true in all respects, on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date); and (ii) all other representations and warranties of SPAC and Exchange Sub set forth in Article V hereof shall be true and correct as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties of SPAC and Exchange Sub to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a SPAC Material Adverse Effect.

(b) SPAC shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Merger Effective Time in all material respects.

(c) No SPAC Material Adverse Effect shall have occurred since the date of this Agreement that exists as of the Closing.

(d) SPAC shall have delivered to the Company a certificate, signed by an authorized representative of SPAC and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

(e) SPAC shall have delivered to the Company the Registration Rights Agreement, duly executed by SPAC Sponsor;

(f) Exchange Sub shall have delivered to the Company a share swap agreement in a form that is reasonably acceptable to the Parties and reflects the terms of this Agreement to the extent applicable, duly executed by the (the “Share Swap Agreement”)

9.3 Additional Conditions to the Obligations of SPAC. The obligations of SPAC Parties to consummate and effect SPAC Merger, the Share Swap and the other Transactions shall be subject to the satisfaction of each of the following conditions, any one or more of which may be waived, in writing, exclusively by SPAC:

(a) (i) The Fundamental Representations of the Company and the Acquisition Entities shall be true and correct in all material respects, and to the extent so qualified shall be true in all respects, on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date); and (ii) all other representations and warranties of the Company set forth in Article IV hereof and the Acquisition Entities set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (ii), where any failures of such representations and warranties of the Company and the Acquisition Entities to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect.

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(b) Each of the Company Parties shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Merger Effective Time in all material respects.

(c) No Company Material Adverse Effect shall have occurred since the date of this Agreement that exists as of the Closing.

(d) The Company shall have delivered to Exchange Sub the Share Swap Agreement, duly executed by the Company.

(e) The Company shall have delivered to SPAC the Closing Payment Schedule.

(f) The Company shall have delivered to SPAC a certificate, signed by an authorized representative of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).

(g) The Company shall have delivered to SPAC the Registration Rights Agreement, duly executed by PubCo and the Company Shareholders.

(h) Exchange Sub and Company shall have delivered to SPAC a share swap agreement in a form that is reasonably acceptable to the Parties and reflects the terms of this Agreement to the extent applicable, duly executed by Exchange Sub and the Company (the “Share Swap Agreement”).

(i) The Company shall have delivered to SPAC the Lock Up Agreement, duly executed by the Company Shareholders.

(j) PubCo shall have obtained SPAC D&O Tail Policy.

9.4 Frustration of Closing Conditions. None of the Parties may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such Party’s breach of its obligations under this Agreement.

ARTICLE X
TERMINATION

10.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of SPAC and the Company at any time;

(b) by either SPAC or the Company if the Closing shall not have occurred by the date that is the earlier of (i) May 15, 2025 or (ii) the date by which SPAC must consummate its initial business combination under its Governing Documents as may be amended pursuant to Section 8.21 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

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(c) by either SPAC or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of SPAC, or if any representation or warranty of SPAC shall have become untrue, in either case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by SPAC is curable by SPAC, prior to the Closing, then the Company must first provide written notice of such breach to SPAC and may not terminate this Agreement under this Section 10.1(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to SPAC of such breach; and (ii) the Outside Date; provided, further, that SPAC continues to exercise commercially reasonable efforts to cure such breach during such 30 day period (it being understood that the Company may not terminate this Agreement pursuant to this Section 10.1(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by SPAC is cured during such 30 day period);

(e) by SPAC, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or any Acquisition Party, or if any representation or warranty of the Company or any Acquisition Party shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) or Section 8.3(b), would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company or any Acquisition Party, as applicable, prior to the Closing, then SPAC must first provide written notice of such breach to the Company and may not terminate this Agreement under this Section 10.1(e) until the earlier of: (i) 30 days after delivery of written notice from SPAC to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company or any Acquisition Party, as applicable, continues to exercise commercially reasonable efforts to cure such breach during such 30 day period (it being understood that SPAC may not terminate this Agreement pursuant to this Section 10.1(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company or any Acquisition Party is cured during such 30 day period);

(f) by either SPAC or the Company, if, at the Special Meeting (including any adjournments thereof), SPAC Shareholder Approval is not obtained; or

(g) by SPAC or the Company if, at the Company Shareholder Meeting (including any adjournments thereof), the Company Shareholder Approval is not obtained.

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10.2 Notice of Termination; Effect of Termination.

(a) In the event that either SPAC or the Company terminates this Agreement for any reason other than those set forth in Sections 10.1(a) and (c)-(e), such terminating party shall pay to the non-terminating party an amount equal to One Million Dollars ($1,000,000) (the “Breakup Fee”) within two Business Days of the effective termination date by wire transfer of immediately available funds.

(b) In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, and upon payment of the Breakup Fee, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, members, stockholders, or other Representatives, other than liability of the Company, SPAC or other Parties, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI shall survive any termination of this Agreement.

ARTICLE XI
NO SURVIVAL

11.1 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing unless expressly provided in this Agreement. Notwithstanding the foregoing, neither this Section 11.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to its own Intentional Fraud.

ARTICLE XII
GENERAL PROVISIONS

12.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered on a Business Day, otherwise on the next Business Day, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to SPAC, to:

Mountain Crest Acquisition Corp., V

524 Broadway, 11th Floor

New York, New York 10012

Attention: Suying Liu

Email: sliu@mcacquisition.com

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with a copy to (which shall not constitute notice):

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

Attention: Mitchell Nussbaum

Email: mnussbaum@loeb.com

if to any Company Party:

CubeBio Co., Ltd

8F Shinhan Life Bldg.

Digital-ro 10-gil 9

Geumcheon-gu

Seoul, Korea

Attention: Eunjong Choi, Paul Shin, Justin Ryu and Hak Kyu Kim

Email: cubeceo@cubebio.co.kr, seworld@daum.net, rty999@cubebio.co.kr and hk130@cubebio.co.kr with a copy to (which shall not constitute notice):

Nelson Mullins Riley & Scarborough LLP

101 Constitution Ave NW, Suite 900

Washington, DC 20001

Attention: Andy Tucker

Email: andy.tucker@nelsonmullins.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

12.2 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, Sections or subsections, such reference shall be to an Article, Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the online virtual data room hosted by the Company, at least three (3) Business Day prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of’ an entity, such reference shall

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be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean U.S. Dollars (unless otherwise expressly stated). Reference to any Person includes such Person’s successors and permitted assigns. References to “ordinary course of business” (or similar references) shall mean the ordinary course of business consistent with past practice (including as to actions, inactions, amounts, terms and conditions, as applicable).

12.3 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

12.4 Entire Agreement; Third Party Beneficiaries. This Agreement, including the Exhibits, Annexes and Schedules hereto, the Company Disclosure Letter and SPAC Disclosure Letter dated as of the date hereof by and among the Parties, Transaction Agreements and any other documents and instruments and agreements among the Parties or their respective Affiliates as contemplated by or referred to herein: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights of Persons pursuant to the provisions of Section 3.9, Section 7.12, Section 11.14, Section 11.15 and Section 11.16 (which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

12.5 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

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12.6 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

12.7 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

12.8 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware or, to the extent that the such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (a) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Legal Proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such Legal Proceeding is brought in an inconvenient forum; or (e) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 12.8, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

Annex A-89

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENT WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

12.9 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Legal Requirement or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

12.10 Expenses. Except as otherwise expressly set forth in this Agreement, all Transaction Expenses shall be paid by the Party incurring such Transaction Expenses; provided, however, if SPAC Merger, the Share Swap and the other Transactions shall be consummated, PubCo shall, as soon as reasonably practicable following the Closing and in any event after the release of funds from the Trust Account, pay or cause to be paid by wire transfer of immediately available funds, all Outstanding Company Transaction Expenses and Outstanding SPAC Transaction Expenses.

12.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 12.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Annex A-90

12.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

12.13 Extension; Waiver. At any time prior to the Closing, SPAC, and the Company (on behalf of itself and the Acquisition Entities) may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

12.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties under this Agreement, including any arising in any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 12.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 12.14. This Section 12.14 shall be binding on all successors and assigns of Parties.

12.15 SPAC Legal Representation. Each Party hereby agrees for itself and on behalf of its shareholders, stockholders, members, owners, partners, Representatives and Affiliates, and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Loeb & Loeb LLP (or any of its successors) may represent SPAC Sponsor or any of its shareholders, stockholders, members, owners, partners, Representatives and Affiliates, in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, and each Party, on behalf of itself and the other Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each Party, for itself and the other Waiving Parties, acknowledges that the foregoing provision applies whether or not Loeb & Loeb LLP provides legal services to SPAC Sponsor or its Affiliates after the Closing Date. Each Party, for itself and the other Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between SPAC or SPAC Sponsor

Annex A-91

or any of their respective Affiliates and their respective counsel, including Loeb & Loeb LLP made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, does not pass to any Company Party notwithstanding the SPAC Merger and the Share Swap, and instead survive, remain with and are controlled by SPAC Sponsor (the “SPAC Sponsor Privileged Communications”), without any waiver thereof. Each Party, on behalf of itself and the other Waiving Parties, agrees that none of them may use or rely on any of SPAC Sponsor Privileged Communications, whether located in the records or email server of a Company Party or otherwise (including in the knowledge or the officers and employees of a Company Party), in any Legal Proceeding against or involving SPAC Sponsor after the Closing, and each of them agrees not to assert that any privilege has been waived as to SPAC Sponsor Privileged Communications.

12.16 Company Legal Representation. Each Party hereby agrees for itself and on behalf of its Waiving Parties, that Nelson Mullins Riley & Scarborough LLP (“NMRS”) (or any of its successors) may represent any Company Party or any of its respective shareholders, stockholders, members, owners, partners, Representatives and Affiliates, in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, and each Party, on behalf of itself and the other Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each Party, for itself and the other Waiving Parties, acknowledges that the foregoing provision applies whether or not NMRS provides legal services to any Company Party or any of its respective shareholders, stockholders, members, owners, partners, Representatives and Affiliates after the Closing Date. Each Party, for itself and the other Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between a Company Party or any of its respective shareholders, stockholders, members, owners, partners, Representatives and Affiliates and respective counsel, including NMRS, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, do not pass to SPAC or SPAC Sponsor notwithstanding the SPAC Merger and the Share Swap, and instead survive, remain with and are controlled by the Company Parties (the “Company Party Privileged Communications”), without any waiver thereof. Each Party, on behalf of itself and the other Waiving Parties, agrees that none of them may use or rely on any of the Company Party Privileged Communications, whether located in the records or email server of a Company Party or otherwise (including in the knowledge or the officers and employees of a Company Party), in any Legal Proceeding against or involving any Company Party after the Closing, and each of them agrees not to assert that any privilege has been waived as to the Company Party Privileged Communications.

Annex A-92

12.17 Disclosure Letter and Exhibits. The Company Disclosure Letter and SPAC Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or SPAC Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of a Company Party, on the one hand, or SPAC, on the other hand, as applicable, in this Agreement. Certain information set forth in the Company Disclosure Letter and SPAC Disclosure Letter is or may be included solely for informational purposes and not an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, is not an admission of any breach or violation of any Contract or applicable, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement, nor shall such information be deemed to establish a standard of materiality. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter or SPAC Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or SPAC Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the Company Disclosure Letter or SPAC Disclosure Letter is or is not material for purposes of this Agreement. Under no circumstances shall the disclosure of any matter in the Company Disclosure Letter or SPAC Disclosure Letter, where a representation or warranty is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect or SPAC Material Adverse Effect, as applicable, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect or a SPAC Material Adverse Effect, as applicable. No Party shall be prejudiced in any manner whatsoever, and no presumptions shall be created, solely due to the disclosure of any matter in the Company Disclosure Letter or SPAC Disclosure Letter which otherwise is not required to be disclosed by this Agreement.

[Signature Page Follows]

Annex A-93

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

MOUNTAIN CREST ACQUISITION CORP. V

By:
Name:
Title:

CUBEBIO CO., LTD.

By:
Name:
Title:

[Signature Page to Business Combination Agreement]

Annex A-94

Annex B

THE COMPANIES ACT (As Revised)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

Cubebio HOLDINGS LIMITED

(adopted by special resolution dated [Date] and effective on [date])

1	The name of the Company is Cubebio Holdings Limited

2	The Registered Office of the Company shall be at the offices of [●], Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5	The share capital of the Company is US$100,000 divided into [990,000,000] ordinary shares of a par value of US$0.0001 each and [10,000,000] preference shares of a par value of US$0.0001 each.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

Annex B-1

THE COMPANIES ACT (As Revised)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Cubebio HOLDINGS LIMITED

(adopted by special resolution dated [Date] and effective on [date])

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.

“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	means the above named company.

“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including The Nasdaq Global Market.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

Annex B-2

“Electronic Communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, or any similar United States federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the amended and restated memorandum of association of the Company.

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Ordinary Share”	means an ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Preference Share”	means a preference share of a par value of US$0.0001 in the capital of the Company.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.

“Share”	means an Ordinary Share or a Preference Share and includes any class or series, and a fraction, of a share in the Company.

Annex B-3

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

Annex B-4

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares and other Securities

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares in separate classes and/or series (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

3.2	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class or series of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3	The Company shall not issue Shares to bearer.

3.4	On or before the allotment of any Share, the Directors shall resolve the class and/or series to which such Share shall be classified and may, prior to the issue of any Share, reclassify such Share. Each class and/or series shall be specifically identified. Subject to the Statute and the Articles, the Directors may at any time re-name any Share.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed 40 days.

5.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

Annex B-5

5.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5	Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7	Transfer of Shares

7.1	Subject to the terms of the Articles, any Member may transfer all or any of their Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option or warrant.

7.2	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

Annex B-6

8	Redemption, Repurchase and Surrender of Shares

8.1	Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

(b)	purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.2	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.3	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1	Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes or series of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes or series of Shares as forming one class or series of Shares if the Directors consider that such class or series of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes or series of Shares.

10.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

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11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of that person subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or their estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within 14 clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or their nominee shall be registered as the holder of the Shares comprised in any such transfer, and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least 14 clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

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14.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by that Member, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by that person to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but that person’s liability shall cease if and when the Company shall have received payment in full of all monies due and payable by them in respect of those Shares.

15.5	A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

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15.6	The provisions of the Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1	If a Member dies, the survivor or survivors (where they were a joint holder), or their legal personal representatives (where they were a sole holder), shall be the only persons recognised by the Company as having any title to the deceased Member’s Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which the Member was a joint or sole holder.

16.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by that person to the Company, either to become the holder of such Share or to have some person nominated by them registered as the holder of such Share. If they elect to have another person registered as the holder of such Share they shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution, as the case may be.

16.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which they would be entitled if they were the holder of such Share. However, they shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered or to have some person nominated by them registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Amendments of Memorandum and Articles of Association and Alteration of Capital

17.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

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17.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

17.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

18	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

19	General Meetings

19.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

19.3	The Directors or the chairperson of the board of Directors may call general meetings, and, for the avoidance of doubt, the Members shall not have the ability to call general meetings.

19.4	Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

20	Notice of General Meetings

20.1	At least 5 clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote at the meeting; and

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(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the Shares giving that right.

20.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

21	Proceedings at General Meetings

21.1	No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

21.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

21.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

21.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairperson of a general meeting of the Company or, if the Directors do not make any such appointment, the chairperson, if any, of the board of Directors shall preside as chairperson at such general meeting. If there is no such chairperson, or if the person shall not be present within 15 minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairperson of the meeting.

21.6	If no Director is willing to act as chairperson or if no Director is present within 15 minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairperson of the meeting.

21.7	The chairperson may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

21.8	When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

21.9	A resolution put to the vote of the meeting shall be decided on a poll.

21.10	A poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

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21.11	A poll demanded on the election of a chairperson or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairperson of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

21.12	In the case of an equality of votes the chairperson shall be entitled to a second or casting vote.

22	Votes of Members

22.1	Subject to any rights or restrictions attached to any Shares, every Member present in any such manner shall have one vote for every Share of which they are the holder.

22.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by their committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4	No person shall be entitled to vote at any general meeting unless they are registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by them in respect of Shares have been paid.

22.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairperson whose decision shall be final and conclusive.

22.6	Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7	A Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

23	Proxies

23.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of their attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

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23.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

23.3	The chairperson may in any event at their discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairperson, shall be invalid.

23.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

23.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

24	Corporate Members

24.1	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as the corporation could exercise if it were an individual Member.

24.2	If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class or series of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

25	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26	Directors

26.1	There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

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26.2	The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand appointed for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand appointed for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand appointed for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until their successor shall have been appointed and qualified.

27	Powers of Directors

27.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

27.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to their surviving spouse, civil partner or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

27.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28	Appointment and Removal of Directors

28.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

28.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

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29	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that they resign the office of Director; or

(b)	the Director is absent (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by them) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that they have by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	all of the other Directors (being not less than two in number) determine that the Director should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

30	Proceedings of Directors

30.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office. A person who holds office as an alternate Director shall, if their appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if their appointor is not present, count twice towards the quorum.

30.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairperson shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of their appointor to a separate vote on behalf of their appointor in addition to their own vote.

30.3	A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairperson is located at the start of the meeting.

30.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of their appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of their appointor and in their capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

30.5	A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

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30.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

30.7	The Directors may elect a chairperson of their board and determine the period for which they are to hold office; but if no such chairperson is elected, or if at any meeting the chairperson is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairperson of the meeting.

30.8	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30.9	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by that Director. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

31	Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting or unless they shall file their written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

32	Directors’ Interests

32.1	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

32.2	A Director or alternate Director may act on their own or by, through or on behalf of their firm in a professional capacity for the Company and they or their firm shall be entitled to remuneration for professional services as if they were not a Director or alternate Director.

32.3	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by them as a director or officer of, or from their interest in, such other company.

Annex B-17

32.4	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or their alternate Director in their absence) shall be at liberty to vote in respect of any contract or transaction in which they are interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

32.5	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which they have an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

33	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

34	Delegation of Directors’ Powers

34.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by that Director, provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if they cease to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3	The Directors may adopt formal written charters for committees as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class or series of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

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34.4	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.5	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in them.

34.6	The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of their appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate their office at any time if they give notice in writing to the Company that they resign their office.

35	Alternate Directors

35.1	Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by them.

35.2	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which their appointor is a member, to attend and vote at every such meeting at which the Director appointing them is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of their appointor as a Director in their absence.

35.3	An alternate Director shall cease to be an alternate Director if their appointor ceases to be a Director.

35.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

35.5	Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for their own acts and defaults and shall not be deemed to be the agent of the Director appointing them.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class or series of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond that Director’s ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to their remuneration as a Director.

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38	Seal

38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over their signature alone to any document of the Company required to be authenticated by them under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by the Member to the Company on account of calls or otherwise.

39.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

Annex B-20

39.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

39.10	Prior to the Deadline Date, the Directors may not resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

Annex B-21

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.3	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.4	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by their becoming incapable of acting by reason of illness or other disability at a time when their services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.5	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.6	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42.7	At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

43	Notices

43.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, telex, fax or email to such Member or to such Member’s address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2	Where a notice is sent by:

(a)	courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

Annex B-22

(b)	post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)	telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)	email or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves because they are a legal personal representative or a trustee in bankruptcy of a Member where the Member but for their death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1	If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

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45	Indemnity and Insurance

45.1	Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49	Business Opportunities

49.1	To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

Annex B-24

49.2	Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

49.3	To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

50	Exclusive Jurisdiction and Forum

50.1	Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to:

(a)	any derivative action or proceeding brought on behalf of the Company;

(b)	any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Director, Officer or other employee of the Company to the Company or the Members;

(c)	any action asserting a claim arising pursuant to any provision of the Statute, the Memorandum or the Articles; or

(d)	any action asserting a claim against the Company governed by the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America).

50.2	Each Member irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

50.3	Without prejudice to any other rights or remedies that the Company may have, each Member acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

50.4	This Article 50 shall not apply to any action or suits brought to enforce any liability or duty created by the United States Securities Act of 1933, as amended, the Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

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